As filed with the Securities and Exchange Commission on October 11, 2011
Registration No. 333-176641

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
TO
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ocean Rig UDW Inc.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ocean Rig UDW Inc. 10 Skopa Street, Tribune House 2nd Floor, Office 202, CY 1075 Nicosia, Cyprus 011 357 22767517	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Philip Richter Robert Mollen Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000	Gary J. Wolfe Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective and all conditions to the merger contemplated by the Agreement and Plan of Merger, dated as of July 26, 2011, described in the enclosed proxy statement / prospectus, have been satisfied or waived and the merger has been completed as described in the enclosed proxy statement / prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price Per Unit	Offering Price	Fee
Common stock, par value $0.01	1,541,171(1)	N/A	$13,224,513.74(2)	$1,535.37(3)
Preferred stock purchase rights(4)
Total	1,541,171	N/A	$13,224,513.74	$1,535.37(5)

(1)	The number of common shares, par value $0.01 per share, of the registrant, being registered represents the estimated maximum number of the registrant’s common shares to be issued in connection with the merger described herein. The number of common shares is based upon the product obtained by multiplying 2,945,326 shares of Class A common stock, par value $0.01 per share, of OceanFreight Inc., or OceanFreight common stock, estimated to be outstanding immediately prior to the merger described herein and entitled to receive the merger consideration at the closing of the merger described herein by the exchange ratio in the merger of 0.52326.

(2)	Pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is (i) the product obtained by multiplying (x) $15.74 (the average of the high and low prices of OceanFreight common stock on August 30, 2011), by (y) 2,945,326 shares of OceanFreight common stock (the number of shares of OceanFreight common stock estimated to be outstanding immediately prior to the merger described herein and entitled to receive the merger consideration at the closing of the merger described herein), minus (ii) $33,134,917.50 (the estimated amount of cash to be paid by DryShips Inc. to OceanFreight Inc.’s shareholders in the merger described herein). The cash consideration was calculated as (i) 2,945,326 shares of OceanFreight common stock (the number of shares of OceanFreight common stock estimated to be outstanding immediately prior to the merger described herein and entitled to receive the merger consideration at the closing of the merger described herein) and (ii) multiplied by the cash consideration of $11.25.

(3)	Determined in accordance with Section 6(b) of the Securities Act to be $1,535.37, which is equal to 0.00011610 multiplied by the proposed maximum aggregate offering price of $13,224,513.74.

(4)	Preferred stock purchase rights are not currently separable from the common stock and are not currently exercisable. The value attributable to the preferred stock purchase rights, if any, will be reflected in the market price of the common stock.

(5)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 11, 2011

PROPOSED MERGER TRANSACTION

Dear Shareholders of OceanFreight Inc.:

I am pleased to inform you that OceanFreight Inc., or OceanFreight, and DryShips Inc., or DryShips, have entered into an agreement and plan of merger, or the merger agreement, pursuant to which DryShips will acquire all of the outstanding shares of OceanFreight Class A common stock, or OceanFreight common stock. If the merger is completed, OceanFreight will become a wholly-owned subsidiary of DryShips and you will be entitled to receive $11.25 in cash and 0.52326 shares of Ocean Rig common stock for each of your shares of OceanFreight common stock.

You are cordially invited to attend a special meeting of our shareholders, or the special meeting, which will be held at OceanFreight’s offices located at 80 Kifissias Avenue, GR 151 25, Amaroussion, Athens, Greece, on November 3, 2011, at 10:00 a.m. local time, to vote on the approval of the merger agreement. As described in the accompanying proxy statement / prospectus, a special committee of independent directors established by the OceanFreight board of directors, or the OceanFreight Special Committee, and the OceanFreight board of directors have each unanimously approved the merger agreement and declared that the merger, the merger agreement and the transactions contemplated thereby are in the best interests of OceanFreight’s shareholders. The OceanFreight Special Committee and the OceanFreight board of directors each unanimously recommends that you vote “FOR” the adoption and approval of the merger agreement.

OceanFreight cannot complete the merger unless OceanFreight’s shareholders holding a majority of the outstanding shares of OceanFreight common stock approve the merger agreement.

The notice of special meeting and the proxy statement / prospectus that accompany this letter provide you with extensive information about the merger agreement, the merger and the special meeting. We encourage you to read these materials carefully, including the section in the proxy statement / prospectus entitled “Risk Factors” beginning on page 29 of the proxy statement / prospectus.

Approximately 50.5% of the outstanding shares of OceanFreight common stock, which were held by certain entities controlled by our Chief Executive Officer, Antonis Kandylidis, were purchased by DryShips on August 24, 2011 for $11.25 in cash and 0.52326 shares of Ocean Rig common stock for each share of OceanFreight common stock pursuant to a separate purchase agreement approved by the OceanFreight Special Committee and the OceanFreight board of directors. DryShips has committed to vote those shares in favor of the approval of the merger agreement. Accordingly, approval of the merger agreement is assured.

Your vote is important. Whether or not you plan to attend the special meeting, please read the enclosed proxy statement / prospectus and promptly complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided in accordance with the directions set forth on the proxy card. Thank you for your support.

Sincerely,

Professor John Liveris
Chairman of the Special Committee and
the Board of Directors

For a discussion of risk factors which you should consider in evaluating the transaction, see “Risk Factors” beginning on page 29.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT / PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This proxy statement / prospectus is dated          , 2011, and is first being mailed, along with the attached proxy card, to OceanFreight shareholders on or about          , 2011.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 3, 2011

To Shareholders of OceanFreight Inc.:

The special meeting of shareholders of OceanFreight Inc., or OceanFreight, will be held at OceanFreight’s principal executive offices at 80 Kifissias Avenue, GR 151 25, Amaroussion, Athens, Greece, on November 3, 2011, at 10:00 a.m. local time, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 26, 2011, or the merger agreement, by and among DryShips Inc., or DryShips, Pelican Stockholdings Inc. and OceanFreight, pursuant to which OceanFreight will become a wholly-owned subsidiary of DryShips.

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only holders of record of OceanFreight Class A common stock, or OceanFreight common stock, at the close of business on October 7, 2011, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. Each share of OceanFreight common stock entitles its holder to one vote on all matters that come before the special meeting.

A special committee of independent directors of OceanFreight established to consider the proposed transaction and the OceanFreight board of directors each unanimously recommends that OceanFreight’s shareholders vote “FOR” the approval of the merger agreement. Approval of the merger agreement requires the affirmative vote by the holders of a majority of the outstanding shares of OceanFreight common stock on the record date.

The merger is described in the accompanying proxy statement / prospectus, which you are urged to read carefully. A copy of the merger agreement is included in the proxy statement / prospectus as Annex A.

Whether or not you plan to attend the special meeting, please complete, date, sign and return the enclosed proxy in the enclosed envelope, which does not require postage if mailed in the United States. If you do attend the special meeting and wish to vote in person, you may do so notwithstanding the fact that you previously submitted or appointed a proxy. Please note, however, that if your shares are held of record by a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain from your nominee a proxy issued in your name.

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

Very truly yours,

Stefanos Delatolas
Corporate Secretary of OceanFreight Inc.

QUESTIONS AND ANSWERS ABOUT THE VOTING PROCEDURES FOR THE SPECIAL MEETING	vi
TRANSACTION SUMMARY	1
Parties to the Merger Agreement	1
The Merger	1
Merger Consideration	2
Purchase and Sale Agreement	2
Comparative Market Prices and Share Information	2
The OceanFreight Special Committee’s and the OceanFreight Board of Directors’ Reasons for the Transaction; the OceanFreight Special Committee and the OceanFreight Board of Directors Unanimously Recommend that the OceanFreight Shareholders Vote “FOR” the Merger	3
The OceanFreight Special Committee has Received an Opinion from OceanFreight’s Financial Advisor	3
Tax Considerations	4
The Interests of Some OceanFreight Executive Officers and Directors in the Merger may Differ from those of the Holders of Shares of OceanFreight Common Stock	4
Key Terms of the Merger Agreement	4
Risk Factors	7
OCEAN RIG SUMMARY	8
Ocean Rig	8
Ocean Rig’s Fleet	9
Employment of Ocean Rig’s Fleet	9
Option to Purchase Additional New Drillships	10
Management of Ocean Rig’s Drilling Units	11
Ocean Rig’s Competitive Strengths	11
Business Strategy	13
Risk Factors	14
Industry Overview	15
Dividend Policy	15
Corporate Structure	15
Private Offering of Common Shares	16
Recent Developments	16
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF OCEANFREIGHT	19
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF OCEAN RIG	22
COMPARATIVE PER SHARE DATA	25
OceanFreight and Ocean Rig Historical Common Share Data	25
COMPARATIVE PER SHARE MARKET PRICE INFORMATION	26
CURRENCY EXCHANGE RATE DATA	28
RISK FACTORS	29
Risk Factors Relating to the Merger	29
Risk Factors Relating to the Drilling Industry	30
Risk Factors Relating to Ocean Rig	39
Risk Factors Relating to Ocean Rig’s Common Stock	51

ANNEXES

Annex A: Agreement and Plan of Merger

Annex B: Purchase Agreement

Annex C: Opinion of Fearnley Fonds ASA

Annex D: OceanFreight’s Annual Report on Form 20-F for the Year Ended December 31, 2010

Annex E: Updated information relating to OceanFreight Inc., its fleet and recent developments and other updates related to the passage of time, together with Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim consolidated unaudited financial statements and related information and data of OceanFreight Inc. as of and for the six-month period ended June 30, 2011

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS	II-1
EX-5.1
EX-8.1
EX-23.3
EX-23.4
EX-23.5
EX-23.6
EX-99.1

v

QUESTIONS AND ANSWERS ABOUT THE VOTING PROCEDURES FOR
THE SPECIAL MEETING

The following are answers to some questions that you, as a shareholder of OceanFreight, may have regarding the merger and the other matters being considered at the shareholder meeting of OceanFreight, or the special meeting or the OceanFreight special meeting. OceanFreight urges you to read carefully the remainder of this proxy statement / prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the Annexes to this proxy statement / prospectus.

Q:	What am I being asked to vote on?

A:	OceanFreight Inc., or OceanFreight, and DryShips Inc., or DryShips, have entered into the Agreement and Plan of Merger, dated July 26, 2011, or the merger agreement, pursuant to which DryShips has agreed to acquire OceanFreight. You are being asked to vote to approve the merger agreement. Under the terms of the merger agreement, a newly-formed wholly-owned subsidiary of DryShips will merge with and into OceanFreight, with OceanFreight continuing as the surviving corporation and a wholly-owned subsidiary of DryShips.

Q:	What will I receive for my OceanFreight shares in the merger?

A:	If the merger is completed, you will receive, with respect to each share of OceanFreight Class A common stock, or OceanFreight common stock, you own, $11.25 in cash and 0.52326 shares of Ocean Rig common stock.

Q:	When and where is the OceanFreight special meeting?

A:	The special meeting of shareholders of OceanFreight will be held on November 3, 2011, at 10:00 a.m. local time, at OceanFreight’s principal executive offices at 80 Kifissias Avenue, GR 151 25, Amaroussion, Athens, Greece, unless adjourned or postponed to a later time.

Q:	Who can vote at the special meeting?

A:	Shareholders of record as of the close of business on October 7, 2011, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. On the record date, there were 5,946,180 shares of OceanFreight common stock issued and outstanding and entitled to vote at the special meeting. You may vote all shares of OceanFreight common stock you owned as of the close of business on the record date. All shares of OceanFreight common stock that were outstanding as of the close of business on the record date are entitled to one vote per share.

Some of OceanFreight’s shareholders hold their shares through a broker, bank, trustee or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

• SHAREHOLDER OF RECORD — If your OceanFreight shares are registered directly in your name with OceanFreight’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are considered the shareholder of record of those shares and these proxy materials are being sent directly to you by OceanFreight. As the shareholder of record, you have the right to grant a proxy or vote in person at the meeting.

• BENEFICIAL OWNER — If your OceanFreight shares are held in a stock brokerage account or otherwise, by a broker, bank, trustee or other nominee, then you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by your broker, bank, trustee or other nominee who is considered the shareholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee on how to vote your shares. You are also invited to attend the special meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the meeting unless you first obtain a legal proxy from your broker, bank, trustee or other nominee holding your shares.

Q:	What vote is required to approve the merger agreement?

A:	The merger agreement must be approved by a majority of the outstanding shares of OceanFreight common stock on the record date for the special meeting. Approximately 50.5% of the outstanding shares of OceanFreight common stock, which were held by certain entities controlled by OceanFreight’s Chief Executive Officer, Antonis Kandylidis, were purchased by DryShips on August 24, 2011 for $11.25 in cash and 0.52326 shares of Ocean Rig common stock for each share of OceanFreight common stock under a separate purchase agreement approved by a special committee of independent directors established by the OceanFreight board of directors, or the OceanFreight Special Committee, and the OceanFreight board of directors. DryShips has committed to vote those shares in favor of the approval of the merger agreement. Accordingly, approval of the merger agreement is assured.

Q:	What if I do not vote or do not fully complete my proxy card?

A:	If you do not vote your shares of OceanFreight common stock with respect to the proposal to approve the merger agreement, it will have the same effect as a vote against the proposal. However, if the proposal to approve the merger agreement is approved and the merger is completed, your OceanFreight common stock will be converted into the right to receive the merger consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” approval of the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this document, please fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed envelope, as soon as possible so that your shares may be voted at the OceanFreight special meeting. See “The Special Meeting — Voting; Proxies; Revocation.”

Q:	If my shares are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:	You should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee, your bank, broker, trustee or other nominee will not be able to vote your shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures your bank, broker, trustee or other nominee provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See “The Special Meeting — Voting; Proxies; Revocation.”

Q:	When do you expect the merger to be completed?

We currently expect to complete the merger in the fourth quarter of 2011. However, we cannot assure you when or if the merger will be completed.

Q:	What are the material United States federal income tax consequences of the merger to OceanFreight shareholders?

A:	For a U.S. Holder (as defined in “Taxation — Certain Material Tax Consequences”), the merger will be treated for United States, or U.S., federal income tax purposes as a taxable sale by such holder of the OceanFreight shares that such holder surrenders in the merger for the shares of Ocean Rig common stock and cash received in the merger.

For a Non-U.S. Holder (as defined in “Taxation — Certain Material Tax Consequences”), any gain realized on the receipt of shares of Ocean Rig common stock and cash in the merger generally will not be subject to U.S. federal income or withholding tax unless such Non-U.S. Holder has certain connections to the United States.

See “Taxation — Certain Material Tax Consequences” for a discussion of certain material U.S. federal income tax consequences of (i) the merger and (ii) owning and disposing of shares of Ocean common stock.

Q:	May I change my vote after I have submitted a proxy?

A:	Yes. If your shares of OceanFreight common stock are registered directly in your name, there are three ways you can change your vote after you have submitted your proxy:

• First, you may complete and submit a signed written notice of revocation to the Secretary of OceanFreight at the address below:

OceanFreight Inc. 80 Kifissias Avenue Amaroussion 151 25 Athens, Greece

• Second, you may complete and submit a new proxy card. Your latest vote actually received by OceanFreight before the special meeting will be counted, and any earlier votes will be revoked.

• Third, you may attend the special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke any earlier proxy you may have given.

If your OceanFreight shares are held in “street name” by a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Q:	If I want to attend the special meeting, what do I do?

A:	You should come to OceanFreight’s principal executive offices at 80 Kifissias Avenue, GR 151 25, Amaroussion, Athens, Greece at 10:00 a.m. local time, on November 3, 2011. If you hold your shares in “street name,” you will need to bring proof of ownership (by means of a recent brokerage statement, letter from your bank or broker or similar means) to be admitted to the meeting. Shareholders of record as of the record date for the special meeting can vote in person at the special meeting. If your shares of OceanFreight common stock are held in “street name,” then you are not the shareholder of record and you must ask your bank, broker, trustee or other nominee how you can vote at the special meeting.

Q:	Should I send my stock certificates now?

A:	No. Shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to send your OceanFreight stock certificates to the exchange agent in order to receive the per share merger consideration. You should use the letter of transmittal to exchange your OceanFreight stock certificates for the per share merger consideration to which you are entitled as a result of the merger. Please do not send in your OceanFreight stock certificates with your proxy card.

Q:	What if I cannot find my stock certificates?

A:	There will be a procedure for you to receive the merger consideration in the merger, even if you have lost one or more of your OceanFreight stock certificates. This procedure, however, may take time to complete. In order to ensure that you will be able to receive the merger consideration promptly after the merger is completed, if you cannot locate your OceanFreight stock certificates after looking for them carefully, we urge you to contact OceanFreight’s transfer agent, American Stock Transfer & Trust Company, LLC, as soon as possible and follow the procedures they explain to you for replacing your OceanFreight stock certificates. American Stock Transfer & Trust Company, LLC can be reached at 1-800-937-5449 or on their website at www.amstock.com and at the email address info@amstock.com, or you can write them at the following address:

American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, NY 11219

Q:	Are there risks I should consider in deciding whether to vote for the merger agreement?

A:	Yes. We have set forth a non-exhaustive list of risk factors that you should consider carefully in connection with the merger. See “Risk Factors” beginning on page 29.

Q:	How will OceanFreight shareholders receive the merger consideration?

A:	Following the merger, you will receive a letter of transmittal and instructions on how to obtain the merger consideration in exchange for your shares of OceanFreight common stock. You must return the completed letter of transmittal and surrender your OceanFreight stock certificates as described in the instructions, and you will receive the merger consideration after the exchange agent receives your completed letter of transmittal, OceanFreight stock certificates and/or such other documents that may be required by the exchange agent. See “The Transaction — Procedures for Exchanging Shares of OceanFreight Stock and Distribution of the Merger Consideration.”

Q:	Who can help answer my additional questions about the merger or voting procedures?

A:	If you have more questions about the merger, including the procedures to voting your shares you should contact OceanFreight:

OceanFreight Inc. 80 Kifissias Avenue Amaroussion 15125 Athens, Greece

If your broker holds your shares, then you should also contact your broker for additional information.

TRANSACTION SUMMARY

This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this proxy statement / prospectus. You should review carefully the entire proxy statement / prospectus, including the Annexes. As used throughout this proxy statement / prospectus, (i) unless otherwise indicated, all references to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, (ii) all references to “OceanFreight shares,” “OceanFreight common shares,” “OceanFreight common stock” and “shares of OceanFreight common stock” refer to shares of Class A common stock, par value $0.01 per share, of OceanFreight, (iii) all references to “Ocean Rig shares,” “Ocean Rig common shares,” “Ocean Rig common stock” and “shares of Ocean Rig common stock” refer to shares of common stock, par value $0.01 per share, of Ocean Rig and (iv) all references to the “SEC” refer to the U.S. Securities and Exchange Commission.

Parties to the Merger Agreement

DryShips

DryShips Inc., or DryShips, is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, DryShips owns and operates nine offshore ultra deepwater drilling units, comprising of two ultra deepwater semisubmersible drilling rigs and seven ultra deepwater drillships, three of which remain to be delivered to Ocean Rig during 2013. DryShips owns a fleet of 35 drybulk carriers (including newbuildings), comprising seven Capesize, 26 Panamax and two Supramax, with a combined deadweight tonnage of over 3.3 million tons, and 12 tankers (including newbuildings), comprising six Suezmax and six Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Pelican Stockholdings Inc.

Pelican Stockholdings Inc. is a wholly-owned subsidiary of DryShips. Pelican Stockholdings Inc. was organized on July 22, 2011 solely for the purpose of effecting the merger with OceanFreight. It has not carried on any activities other than in connection with the transaction.

OceanFreight

OceanFreight Inc., or OceanFreight, is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of six vessels, comprised of six drybulk vessels (four Capesize and two Panamax) and has contracted to purchase five newbuilding Very Large Ore Carriers, or VLOCs, currently under construction, with a combined deadweight tonnage of about 1.9 million tons. Detailed information about OceanFreight is included in Annexes D and E to this document.

OceanFreight’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF.”

The Merger

On July 26, 2011, DryShips, Pelican Stockholdings Inc. and OceanFreight entered into an Agreement and Plan of Merger, or the merger agreement, pursuant to which, subject to the terms and conditions of the merger agreement and in accordance with the Marshall Islands Business Corporations Act, or the MIBCA, Pelican Stockholdings Inc. will merge with and into OceanFreight. Following the merger, OceanFreight will continue its corporate existence under the MIBCA as the surviving corporation in the merger and will be a wholly-owned subsidiary of DryShips. The merger agreement is included as Annex A to this proxy statement / prospectus and you are encouraged to read the merger agreement carefully and in its entirety because it is the legal agreement that governs the merger. OceanFreight and Ocean Rig currently expect that the merger will be completed during the fourth quarter of 2011. However, OceanFreight and Ocean Rig cannot assure you when or if the merger will occur.

Merger Consideration

At the effective time of the merger, each share of OceanFreight common stock outstanding (other than shares of OceanFreight common stock held by DryShips or OceanFreight or any of their respective direct or indirect subsidiaries) will be converted into the right to receive:

•	$11.25 in cash; and

•	0.52326 shares of Ocean Rig common stock.

OceanFreight shareholders will not receive fractional shares of Ocean Rig common stock in the merger. Instead, each holder of shares of OceanFreight common stock otherwise entitled to a fraction of a share of Ocean Rig common stock will upon surrender of the certificate representing such holder’s shares of OceanFreight common stock, or the certificate, be entitled to receive an amount of cash (without interest) determined by multiplying $21.50 by the fractional share interest to which the holder would otherwise be entitled.

Among certain other conditions (described below), the obligations of OceanFreight and DryShips to complete the merger are conditioned upon (i) the registration statement, of which this proxy statement / prospectus forms a part, having been declared effective and no stop order having been issued by the U.S. Securities and Exchange Commission, or the SEC, and (ii) the shares of Ocean Rig common stock included in the merger consideration payable to the holders of shares of OceanFreight common stock pursuant to the merger agreement having been approved for listing on NASDAQ, subject to the completion of the merger.

See “The Merger Agreement — Closing; Effective Time — Merger Consideration.”

Purchase and Sale Agreement

Concurrently with the execution of the merger agreement, DryShips entered into a purchase and sale agreement, or the purchase agreement, with Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited, or, collectively, the Sellers (each of which is controlled by Mr. Antonis Kandylidis, the Chief Executive Officer of OceanFreight), and OceanFreight, pursuant to which DryShips purchased from the Sellers, on August 24, 2011, approximately 50.5% of the outstanding shares of OceanFreight common stock, or the Seller Shares. The consideration paid by DryShips for each share of OceanFreight common stock owned by the Sellers consisted of (x) $11.25 in cash and (y) 0.52326 shares of Ocean Rig common stock (with cash paid in lieu of fractional shares). See “The Purchase and Sale Agreement.”

Comparative Market Prices and Share Information

OceanFreight common stock is listed and traded on the NASDAQ Global Market under the symbol “OCNF.” Ocean Rig common stock currently trades on the OTC market maintained by the Norwegian Association of Stockbroking Companies, or the Norwegian OTC, under the symbol “OCRG.” Also, on October 6, 2011, Ocean Rig common stock commenced trading on the NASDAQ Global Select Market under the symbol “ORIG.” On July 25, 2011, the last trading day in the United States, or the U.S., before the announcement of the transaction between OceanFreight and DryShips, the closing price of OceanFreight common stock on the NASDAQ Global Market was $9.47 per share and the last traded value of the Ocean Rig common stock on the Norwegian OTC was NOK89.00 (or approximately $16.44 based on the NOK / USD exchange rate of NOK5.41 / $1 on July 25, 2011). Based on the foregoing, the merger consideration of $11.25 and 0.52326 shares of Ocean Rig common stock per share of OceanFreight common stock reflected a value as of July 25, 2011 of $19.85 and a premium of approximately 109.6% over the closing price of OceanFreight common stock on July 25, 2011.

On          , 2011, the most recent practicable trading day prior to the printing of this proxy statement / prospectus, the closing price of OceanFreight common stock was $      per share and the closing price of Ocean Rig common stock on the NASDAQ Global Select Market was $      per share.

See “Comparative Per Share Market Price Information.”

The OceanFreight Special Committee’s and the OceanFreight Board of Directors’ Reasons for the Transaction; the OceanFreight Special Committee and the OceanFreight Board of Directors Unanimously Recommend that the OceanFreight Shareholders Vote “FOR” the Merger

As discussed in detail elsewhere in this proxy statement / prospectus, a special committee of independent directors established by the OceanFreight board of directors, or the OceanFreight Special Committee, and the OceanFreight board of directors have determined that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of OceanFreight’s shareholders (other than DryShips, Pelican Stockholdings Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited) and have unanimously approved the merger agreement and the transactions contemplated thereby. The OceanFreight Special Committee and the OceanFreight board of directors unanimously recommend that OceanFreight’s shareholders vote “FOR” the approval of the merger agreement.

In the course of reaching their decision to approve the merger agreement and the transactions contemplated thereby, the OceanFreight Special Committee and the OceanFreight board of directors considered a number of factors in their deliberations. Those factors are described in the section entitled “The Transaction — OceanFreight’s Reasons for the Merger; Recommendation of the OceanFreight Special Committee and Board of Directors.” Among others, the following factors supported the decision of the OceanFreight Special Committee and the OceanFreight board of directors:

•	The current and historical prices of OceanFreight’s common stock and the fact that the per share merger consideration of $11.25 in cash and 0.52326 shares of Ocean Rig common stock represents a premium of approximately 109.6% over the closing price of $9.47 per share of OceanFreight’s common stock on July 25, 2011, the last trading day before the public announcement of the merger;

•	The OceanFreight Special Committee’s and the OceanFreight board of directors’ view that the merger is more favorable to OceanFreight’s shareholders than the possible alternatives to the merger, including continuing to operate OceanFreight as an independent publicly traded company or pursuing other strategic alternatives, because of the uncertain returns to such shareholders in light of OceanFreight’s business, operations, financial condition and obligations (including OceanFreight’s debt and newbuilding obligations), strategy and prospects, as well as the risks involved in achieving those returns, the uncertainties surrounding the availability of future equity or debt financing, the nature of the dry bulk shipping industry, and general industry, economic and market conditions, both on a historical and on a prospective basis; and

•	The fact that the merger consideration contains a significant cash component, so that the transaction allows OceanFreight’s shareholders to realize immediately a considerable portion of their investment in cash and provides such shareholders with a level of certainty as to the value of their shares, while also providing such shareholders with the opportunity to participate in the potential growth of Ocean Rig following the merger.

See “The Transaction — OceanFreight’s Reasons for the Merger; Recommendation of the OceanFreight Special Committee and Board of Directors.”

The OceanFreight Special Committee has Received an Opinion from OceanFreight’s Financial Advisor

On July 25, 2011, Fearnley Fonds ASA, or Fearnley, rendered its oral opinion to the OceanFreight Special Committee, which was subsequently confirmed in writing, that as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in its written opinion, its work described in its written opinion and other factors it deemed relevant, the merger consideration to be received by the holders of OceanFreight common stock, was fair from a financial point of view to such holders. The full text of the written opinion of Fearnley, which sets forth the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex C to this proxy statement / prospectus. Fearnley’s opinion was provided for the benefit of the OceanFreight Special Committee in connection with, and for the purpose of, its evaluation of the merger. The opinion does not constitute a recommendation as to how any holder of OceanFreight common stock should vote with respect to the merger or any matter related thereto. Holders of shares of OceanFreight common stock are urged to read the opinion of Fearnley carefully and in its entirety.

See “The Transaction — Opinion of OceanFreight’s Financial Advisor.”

Tax Considerations

For a U.S. Holder (as defined in “Taxation — Certain Material Tax Consequences”), the merger will be treated for U.S. federal income tax purposes as a taxable sale by such holder of the OceanFreight shares that such holder surrenders in the merger for the Ocean Rig shares and cash received in the merger.

For a Non-U.S. Holder (as defined in “Taxation — Certain Material Tax Consequences”), any gain realized on the receipt of Ocean Rig shares and cash in the merger generally will not be subject to U.S. federal income or withholding tax unless such Non-U.S. Holder has certain connections to the United States.

See “Taxation — Certain Material Tax Consequences” for a discussion of certain material U.S. federal income tax consequences of (i) the merger and (ii) owning and disposing of Ocean Rig shares.

The Interests of Some OceanFreight Executive Officers and Directors in the Merger may Differ from those of the Holders of Shares of OceanFreight Common Stock

Some of the members of OceanFreight’s board of directors and certain of OceanFreight’s executive officers have financial interests in the merger that are in addition to, and/or different from, the interests of holders of OceanFreight common stock. The independent members of OceanFreight’s board of directors were aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the merger agreement. These interests include the following:

•	As indicated above, entities controlled by Mr. Kandylidis, the Chief Executive Officer of OceanFreight, are parties to the purchase agreement under which DryShips purchased the Seller Shares owned by these entities at a per share purchase price equal to the per share merger consideration on August 24, 2011. See “The Purchase and Sale Agreement.”

•	OceanFreight’s consultancy agreement with Steel Wheel Investments Limited, a company wholly-owned by Mr. Kandylidis, the Chief Executive Officer of OceanFreight, as modified by an addendum dated July 25, 2011, entitles Steel Wheel Investments Limited to a change of control payment of €2.7 million upon closing of the merger and, pursuant to the addendum noted above, entitles Steel Wheel Investments Limited to the continued payment of its monthly consultancy fee of €75,000 until the later of December 31, 2011 or the closing of the merger.

•	DryShips has agreed to use reasonable efforts to enter into employment agreements with OceanFreight’s President and Chief Operating Officer, Demetris Nenes and OceanFreight’s Chief Financial Officer, Solon Dracoulis.

•	The merger agreement provides for director and officer indemnification arrangements for each of OceanFreight’s directors and officers and provides existing directors’ and officers’ liability insurance to the OceanFreight directors and officers that will continue for six years following completion of the merger.

•	All legal and advisory fees up to $1,500,000 incurred by entities controlled by Mr. Kandylidis in connection with the sale of their shares of OceanFreight common stock to DryShips will be paid for by OceanFreight.

•	The closing of the purchase agreement caused shares of OceanFreight restricted stock (approximately 35,222 shares) held by OceanFreight’s officers and directors and their affiliates to vest.

See “The Transaction — Interests of OceanFreight’s Directors and Officers in the Merger.”

Key Terms of the Merger Agreement

Conditions to the Merger Agreement

As more fully described in this proxy statement / prospectus and in the merger agreement, the obligations of OceanFreight and DryShips to complete the merger are conditioned upon:

•	the approval of the merger and the merger agreement by OceanFreight’s shareholders in accordance with the MIBCA;

•	no law, rule or regulation or any order, injunction, judgment, decree or similar requirement of any governmental authority to which any of the parties or by which any of the parties is subject or bound preventing or prohibiting the consummation of the merger shall be in effect;

•	the registration statement, of which this proxy statement / prospectus forms a part, having been declared effective and no stop order having been issued by the SEC; and

•	the shares of Ocean Rig common stock included in the merger consideration payable to the holders of shares of OceanFreight common stock pursuant to the merger having been approved for listing on NASDAQ, subject to the completion of the merger.

Also, the obligations of OceanFreight and DryShips to complete the merger are conditioned upon:

•	the other party’s representations and warranties being true and correct, except for failures that individually or in the aggregate would not reasonably be expected to have a material adverse effect on that party;

•	the other party having complied in all material respects with its obligations under the merger agreement; and

•	the absence of any material adverse effect on the other party’s financial condition, business or results of operations taken as a whole.

However, since the consummation of the purchase agreement (described above), DryShips’ obligation to complete the merger is no longer conditioned upon (i) OceanFreight’s representations and warranties being true or (ii) the absence of any material adverse effect on OceanFreight’s financial condition, business or results of operations.

No Solicitation; Withdrawal of Board Recommendation

OceanFreight and its subsidiaries and representatives may not, among other things:

•	solicit, initiate or knowingly take any action designed to facilitate or encourage any acquisition proposal;

•	enter into or participate in any discussions or negotiations with, furnish any information relating to OceanFreight or any of its subsidiaries or provide access to the business, properties, assets, books or records of OceanFreight or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an acquisition proposal;

•	fail to make, withdraw, or modify or amend in a manner adverse to DryShips the recommendation of either the OceanFreight Special Committee or the OceanFreight board of directors, or recommend any other acquisition proposal;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of OceanFreight or any of its subsidiaries;

•	approve, endorse, recommend, enter into, or make a public proposal regarding, any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an acquisition proposal, with the exception of a confidentiality agreement with a permitted third party;

•	approve any transaction under Article K of OceanFreight’s third amended and restated articles of incorporation (which relates to business combinations); or

•	redeem the rights issued to holders of OceanFreight’s common stock pursuant to the Second Amended and Restated Stockholder Rights Agreement, dated as of April 8, 2011, or OceanFreight’s rights plan, amend or modify or terminate OceanFreight’s rights plan or exempt any person from, or approve any transaction under, OceanFreight’s rights plan.

Notwithstanding these prohibitions:

•	Prior to August 23, 2011, OceanFreight was permitted to:

•	engage in negotiations or discussions with any third party, that made an unsolicited written acquisition proposal after the date of the merger agreement if the OceanFreight Special Committee reasonably believed in good faith, after consulting with external legal and financial advisors, that the proposal would reasonably have been expected to lead to a superior proposal;

•	thereafter furnish to such third party non-public information relating to OceanFreight or any of its subsidiaries pursuant to a confidentiality agreement; and

•	if, in the case of the actions described in the two subbullets above, the OceanFreight Special Committee determined in good faith, after consultation with outside legal counsel, that the failure to take such action would have been reasonably likely to result in a breach of its fiduciary duties under applicable law and OceanFreight had provided DryShips two business days notice of its intention to take any action discussed in the two subbullets above; and

•	Prior to OceanFreight’s shareholders approving the merger, the OceanFreight Special Committee or the OceanFreight board of directors may withdraw its recommendation in favor of the proposed merger in response to a material fact, event, change, development or set of circumstances (other than an acquisition proposal) arising during the period after the date of the merger agreement and before the approval of OceanFreight shareholders, which was not known or reasonably foreseeable by the OceanFreight Special Committee or the OceanFreight board of directors on the date of the merger agreement, if the failure to withdraw, modify or amend the recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable law; however, DryShips must be given at least five business days prior written notice by OceanFreight and, if requested by DryShips, OceanFreight must engage in good faith negotiations with DryShips to amend the merger agreement in such a manner that obviates the need for a withdrawal of the recommendation in favor of the proposed merger.

In addition, prior to August 23, 2011, OceanFreight had the right to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal or make a recommendation in connection with a superior proposal if the superior proposal did not result from a breach of the non-solicitation provisions of the merger agreement, and the OceanFreight Special Committee reasonably determined in good faith after consultation with its outside counsel and financial advisors that the failure to take any such action would have breached its fiduciary duties to OceanFreight shareholders, subject to certain conditions.

For additional information on limitations on solicitation and withdrawal of board recommendations, see “The Merger Agreement — No Solicitation.”

Termination of the Merger Agreement

The merger agreement provides for certain termination rights for OceanFreight and DryShips (even after the vote of the OceanFreight shareholders), including the right of:

•	both parties to terminate the merger agreement by mutual agreement;

•	either party to terminate the merger agreement if the merger has not become effective by March 26, 2012 or applicable law prohibits the consummation of the merger;

•	OceanFreight to terminate the merger agreement if either DryShips or Pelican Stockholdings Inc. has materially breached the merger agreement, including by failing to perform covenants or obligations under the merger agreement or because certain of its representations and warranties have become untrue, or upon certain other events, and that breach has not been cured; and

•	DryShips to terminate the merger agreement if OceanFreight has materially breached the merger agreement by failing to perform covenants or obligations under the merger agreement, and that breach has not been cured.

Additionally, DryShips or OceanFreight had the right to terminate the merger agreement in two additional circumstances that are no longer applicable. First, DryShips had the right to terminate the merger agreement prior to the purchase agreement closing date, which occurred on August 24, 2011, if: the OceanFreight Special Committee made an adverse recommendation in respect of the merger; OceanFreight entered into a binding agreement (other than a confidentiality agreement contemplated by the merger agreement) with a third party relating to any acquisition proposal; the OceanFreight Special Committee or the OceanFreight board of directors failed publicly to reaffirm its recommendation of the merger agreement or the merger within five business days of receipt of a written request by DryShips or Pelican Stockholdings Inc. to provide such reaffirmation following an acquisition proposal from a third party; or OceanFreight or any of its representatives materially breached any of its obligations under the non-solicitation provisions under the merger agreement.

Second, OceanFreight had the right to terminate the merger agreement, prior to August 23, 2011, in relation to a superior proposal (in accordance with the requirements set out above), provided that OceanFreight paid to DryShips the termination fee described below, and immediately following termination of the merger agreement, OceanFreight entered into a definitive agreement with respect to a superior proposal.

For additional information on OceanFreight’s and DryShips’ rights to terminate the merger agreement, see “The Merger Agreement — Termination.”

Termination Fee

If (i) the merger agreement is terminated by DryShips (i) as a result of a material breach by OceanFreight of its covenants or obligations, (ii) an acquisition proposal is made prior to termination of the merger agreement, and (iii) prior to the first anniversary of the date of termination, OceanFreight enters into a definitive agreement with respect to or recommends to its shareholders any acquisition proposal or any such acquisition proposal shall have been consummated, then OceanFreight will be required to pay a termination fee of $4.5 million in cash to DryShips.

Additionally, a termination fee would have been payable in two additional circumstances that are no longer applicable. First, if the merger agreement was terminated by DryShips prior to the closing of the purchase agreement, which occurred on August 24, 2011, and pursuant to the merger agreement, in the event that (i) prior to the purchase agreement closing date, the OceanFreight Special Committee or the OceanFreight board of directors made an adverse recommendation, (ii) OceanFreight entered into a binding agreement (other than a confidentiality agreement contemplated by the merger agreement) relating to any third-party acquisition proposal, (iii) the OceanFreight Special Committee or the OceanFreight board of directors failed publicly to reaffirm its recommendation of the merger agreement or the transaction contemplated thereby within five business days of receipt of a written request by DryShips or Pelican Stockholdings Inc. to provide such a reaffirmation following any third-party acquisition proposal, or (iv) OceanFreight or any of its representatives materially breached any of its obligations relating to the prohibition on solicitation under the merger agreement, then OceanFreight would have been required to pay to DryShips in immediately available funds a termination fee of $4.5 million in cash.

Second, if the merger agreement was terminated by OceanFreight prior to August 23, 2011 after receipt of a superior proposal (and in accordance with the provisions set out above), then OceanFreight would have been required to pay to DryShips in immediately available funds a termination fee of $4.5 million in cash.

For additional information on the termination fee and reimbursement of expenses, see “The Merger Agreement — Termination Fee and Expenses.”

Risk Factors

In evaluating the transaction, the merger agreement or the transactions contemplated by the merger agreement, you should carefully read this proxy statement / prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 29.

OCEAN RIG SUMMARY

Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig seeks to utilize its high-specification drilling units to the maximum extent of their technical capability and Ocean Rig believes that it has earned a reputation for operating performance excellence. Ocean Rig currently owns and operates two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively, by Samsung Heavy Industries Co. Ltd., or Samsung.

Ocean Rig has additional newbuilding contracts with Samsung for the construction of three seventh generation newbuilding drillships, or Ocean Rig’s seventh generation hulls. These three newbuilding drillships are currently scheduled for delivery in July 2013, September 2013 and November 2013, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are “sister-ships” constructed by the same shipyard to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of Ocean Rig’s seventh generation hulls reflects additional enhancements that, with the purchase of additional equipment, will enable the drillship to drill in water depths of 12,000 feet.

Ocean Rig also has options with Samsung for the construction of up to three additional seventh generation ultra-deepwater drillships at an estimated total project cost, excluding financing costs, of $638.0 million per drillship, based on a shipyard contract price of $570.0 million, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These options are exercisable by Ocean Rig at any time on or prior to January 31, 2012.

Ocean Rig believes that the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, as well as its three newbuilding drillships, will be among the most technologically advanced drillships in the world. The S10000E design, used for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, was originally introduced in 1998 and according to Fearnley Offshore AS, including these four drillships, a total of 45 drillships have been ordered using this base design, which has been widely accepted by customers, of which 24 had been delivered as of July 2011, including the Ocean Rig Corcovado and the Ocean Rig Olympia. Among other technological enhancements, Ocean Rig drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. Ocean Rig estimates this technology saves between 15% and 40% in drilling time, depending on the well parameters. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are capable of drilling 40,000 feet at water depths of 10,000 feet and Ocean Rig’s seventh generation hulls will have the capacity to drill 40,000 feet at water depths of 12,000 feet. Ocean Rig currently has a team of its employees at Samsung overseeing the construction of the three newbuilding drillships to help ensure that those drillships are built on time, to Ocean Rig’s exact vessel specifications and on budget, as was the case for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $755.7 million, $756.9 million, $791.8 million and $784.4 million, respectively. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of September 30, 2011, Ocean Rig had made an aggregate of $726.7 million of construction and construction-related payments for its three seventh generation hulls and have remaining total construction and construction-related payments relating to these drillships of approximately $1.2 billion in the aggregate.

Ocean Rig’s revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income for the twelve-months ended June 30, 2011 were $452.4 million, $242.2 million and $114.0 million, respectively. Ocean Rig believes EBITDA provides useful information to investors because it is a basis upon which it measures its operations and efficiency. Please see “Selected Historical Consolidated Financial and Other Data of Ocean Rig” for a reconciliation of EBITDA to net income, the most directly comparable U.S. generally accepted accounting principles, or U.S. GAAP, financial measure.

Ocean Rig’s Fleet

Set forth below is summary information concerning Ocean Rig’s offshore drilling units as of September 30, 2011.

	Year Built or
	Scheduled	Water Depth	Drilling
	Delivery/	to the	Depth to the		Contract		Drilling
Unit	Generation	Wellhead (ft)	Oil Field (ft)	Customer	Term	Dayrate	Location

Existing Drilling Rigs
Leiv Eiriksson	2001 / 5th	7,500	30,000	Cairn Energy plc	Q2 2011 – Q4 2011	$560,000	Greenland
				Borders & Southern plc	Q4 2011 – Q2 2012	$530,000	Falkland Islands
Eirik Raude	2002 / 5th	10,000	30,000	Tullow Oil plc	Q4 2008 – Q4 2011	$665,000	Ghana
Existing Drillships
Ocean Rig Corcovado(A)	2011 / 6th	10,000	40,000	Cairn Energy plc	Q1 2011 – Q4 2011	$560,000	Greenland
				Petróleo Brasileiro S.A.	Q4 2011 – Q4 2014	$460,000	Brazil
Ocean Rig Olympia(A)	2011 / 6th	10,000	40,000	Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd.	Q2 2011 – Q2 2012	$415,000	West Africa
Ocean Rig Poseidon(A)	2011 / 6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 – Q3 2013	$632,000*	Tanzania and West Africa
Ocean Rig Mykonos(A)	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q4 2011 – Q4 2014	$455,000	Brazil
Newbuilding Drillships
NB #1 (TBN)(A)	Q3 2013 / 7th	12,000	40,000
NB #2 (TBN)(A)	Q3 2013 / 7th	12,000	40,000
NB #3 (TBN)(A)	Q4 2013 / 7th	12,000	40,000
Optional Newbuilding Drillships
NB Option #1(A)		12,000	40,000
NB Option #2(A)		12,000	40,000
NB Option #3(A)		12,000	40,000

(A)	Represents “sister ship” vessels built to the same or similar design and specifications.

*	Maximum Dayrate

Employment of Ocean Rig’s Fleet

In April 2011, the Leiv Eiriksson commenced a contract with a term of approximately six months with Cairn Energy plc, or Cairn, for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million plus fuel costs. The contract period is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011. Following the expiration of its contract with Cairn, the Leiv Eiriksson is scheduled to commence a contract with Borders & Southern for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million fee payable upon commencement of mobilization as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000; however, on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and Ocean Rig estimates that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days.

The Eirik Raude is employed under a contract, or the Tullow Oil contract, with Tullow Oil plc, or Tullow Oil, for development drilling offshore of Ghana at a weighted average dayrate of $637,000, based upon 100%

utilization. On February 15, 2011, the dayrate increased to a maximum of $665,000, which rate will be effective until expiration of the contract in October 2011.

The Ocean Rig Corcovado is employed under a contract with Cairn for a period of approximately ten months, under which the drillship commenced drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, Ocean Rig is entitled to a mobilization fee of $17.0 million, plus fuel costs, and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011. On July 20, 2011, Ocean Rig entered into a three-year contract with Petróleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado for drilling operations offshore Brazil at a maximum dayrate of $460,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence upon the expiration of the drillship’s contract with Cairn.

The Ocean Rig Olympia is employed under contracts to drill a total of five wells with Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd., or, collectively, Vanco, for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The aggregate contract term is for approximately one year, subject to Ocean Rig’s customer’s option to extend the term at the same dayrate for (i) one additional well, (ii) one additional year or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five-well program reaches its target depth.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania Limited, or Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, Ocean Rig is entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently earning mobilization fees under the contract. Drilling operations commenced on August 28, 2011.

On July 20, 2011, Ocean Rig entered into a three-year contract with Petrobras Brazil for the Ocean Rig Mykonos for drilling operations offshore Brazil at a maximum dayrate of $455,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence in the fourth quarter of 2011.

Ocean Rig has not arranged employment for its three seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively.

Option to Purchase Additional New Drillships

On November 22, 2010, DryShips, Ocean Rig’s parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to Ocean Rig on December 30, 2010, at a cost of $99.0 million, which Ocean Rig paid from the net proceeds of a private offering of its common shares that Ocean Rig completed in December 2010. In addition, Ocean Rig paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, Ocean Rig entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted Ocean Rig the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to its drillships and its seventh generation hulls, with certain upgrades to vessel design and specifications. Ocean Rig did not pay slot reservation fees in connection with its entry into this addendum.

As of the date of this proxy statement / prospectus, Ocean Rig has exercised three of the six options and, as a result, has entered into shipbuilding contracts for its seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. Ocean Rig made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with its exercise of the three newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram blowout preventer, or BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

Ocean Rig may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. Ocean Rig estimates the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for its seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to Ocean Rig. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Management of Ocean Rig’s Drilling Units

Ocean Rig’s existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, Ocean Rig’s wholly-owned subsidiary. Ocean Rig AS also provides supervisory management services, including onshore management, to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos and Ocean Rig’s newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff Marine Inc., or Cardiff, a related party, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units. The services provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS. Ocean Rig may benefit from services provided in accordance the Global Services Agreement. See “Business — Management of Ocean Rig’s Drilling Units — Global Services Agreement.”

Ocean Rig’s Competitive Strengths

Ocean Rig believes that its prospects for success are enhanced by the following aspects of its business:

Proven track record in ultra-deepwater drilling operations.  Ocean Rig has a well-established record of operating drilling equipment with a primary focus on ultra-deepwater offshore locations and harsh environments. Established in 1996, Ocean Rig employed 1,093 people as of September 30, 2011, and has gained significant experience operating in challenging environments with a proven track record for operations excellence through Ocean Rig’s completion of 105 wells. Ocean Rig capitalizes on its high-specification drilling units to the maximum extent of their technical capability, and Ocean Rig believes that it has earned a reputation for operating performance excellence. Ocean Rig has operated the Leiv Eiriksson since 2001 and the Eirik Raude since 2002. From February 24, 2010 through February 3, 2011, the Leiv Eiriksson performed drilling operations in the Black Sea under its contract with Petrobras Oil & Gas, or the Petrobras contract, and achieved a 91% earnings efficiency. The Eirik Raude has been operating in deep water offshore of Ghana under the Tullow Oil contract and achieved a 98% earnings efficiency for the period beginning October 2008, when the rig commenced the contract, through June 30, 2011.

Technologically advanced deepwater drilling units.  According to Fearnley Offshore AS, the Leiv Eiriksson and the Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments. Additionally, each of Ocean Rig’s drillships will be either a sixth or seventh generation, advanced capability, ultra-deepwater drillship built based on a proven design that features full dual derrick enhancements. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos have the capacity to drill 40,000 feet at water depths of 10,000 feet and Ocean Rig’s seventh generation hulls will have the capacity to drill 40,000 feet at water depths of 12,000 feet. One of the key benefits of each of Ocean Rig’s drillships is its dual activity drilling capabilities, which involves two drilling systems that use a single derrick and which permits two drilling-related operations to take place simultaneously. Ocean Rig estimates that this capability reduces typical drilling time by approximately 15% to 40%, depending on the well parameters, resulting in greater utilization and cost savings to Ocean Rig’s customers. According to Fearnley Offshore AS, of the 34 ultra-deepwater drilling units to be delivered worldwide in 2011, only 11 are expected to have dual activity drilling capabilities, including Ocean Rig’s four drillships. As a result of the Deepwater Horizon offshore drilling accident in the Gulf of Mexico in April 2010, in which Ocean Rig was not involved, Ocean Rig believes that independently and nationally owned oil companies and international governments will increase their focus on safety and the prevention of environmental disasters and, as a result, Ocean Rig expects that high quality and technologically advanced drillships such as Ocean Rig’s will be in high demand and at the forefront of ultra-deepwater drilling activity.

Long-term blue-chip customer relationships.  Since the commencement of its operations, Ocean Rig has developed relationships with large independent oil producers such as Chevron Corporation, or Chevron, Exxon Mobil Corporation, or ExxonMobil, Petrobras Oil & Gas, Royal Dutch Shell plc, or Shell, BP plc, or BP, Total S.A., or Total, Statoil ASA, or Statoil, and Tullow Oil. Together with its predecessor, Ocean Rig ASA, Ocean Rig has drilled 105 wells in 15 countries for 22 clients, including those listed above. Currently, Ocean Rig has employment contracts with Petrobras Oil & Gas, Petrobras Tanzania, Petrobras Brazil, Tullow Oil, Borders & Southern, Cairn and Vanco. Ocean Rig believes these strong customer relationships stem from its proven track record for dependability and for delivering high-quality drilling services in the most extreme operating environments. Although Ocean Rig’s former clients are not obligated to use its services, it expects to use its relationships with its current and former customers to secure attractive employment contracts for its drilling units.

High barriers to entry.  There are significant barriers to entry in the ultra-deepwater offshore drilling industry. Given the technical expertise needed to operate ultra-deepwater drilling rigs and drillships, operational know-how and a track record of safety play an important part in contract awards. The offshore drilling industry in some jurisdictions is highly regulated, and compliance with regulations requires significant operational expertise and financial and management resources. With the negative press around the Deepwater Horizon drilling rig accident, Ocean Rig expects regulators worldwide to implement more stringent regulations and oil companies to place a premium on drilling firms with a proven track record for safety. There are also significant capital requirements for building ultra-deepwater drillships. Further, there is limited shipyard availability for new drillships and required lead times are typically in excess of two years. Additionally, due to the recent financial crisis, access to bank lending, the traditional source for ship and offshore financing, has become constrained. According to Fearnley Offshore AS, as of July 2011, there were 85 ultra-deepwater drilling units in operation with another 62 under construction, including the Ocean Rig Poseidon, the Ocean Rig Mykonos and Ocean Rig’s three newbuilding drillships.

Anticipated strong free cash flow generation.  Based on current and expected supply and demand dynamics in ultra-deepwater drilling, Ocean Rig expects dayrates to be above its estimated daily cash breakeven rate, based on estimated daily operating costs, general and administrative costs and debt service requirements, thereby generating substantial free cash flow going forward. According to Fearnley Offshore AS, the most recent charterhire in the industry for a modern ultra-deepwater drillship or rig (June 2011) was at a gross dayrate of $450,000 for a two-year contract commencing in the third quarter of 2012. As of September 30, 2011, Ocean Rig’s five-unit fleet generated a maximum average dayrate of $560,000.

Leading shipbuilder constructing Ocean Rig’s newbuildings.  Only a limited number of shipbuilders possess the necessary construction and underwater drilling technologies and experience to construct drillships. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos were, and Ocean Rig’s three newbuilding drillships are being, built by Samsung, which is one of the world’s largest shipbuilders in the high-tech and high-value shipbuilding sectors, which include drillships, ultra-large container ships, liquefied natural gas carriers and floating production storage and offshore units, or FPSOs. According to Fearnley Offshore AS, of the 74 drillships ordered on a global basis since 2005, Samsung has delivered or will deliver 40, representing a 54% market share. To date, construction of Ocean Rig’s newbuilding drillships has progressed on time and on budget.

Experienced management and operations team.  Ocean Rig has an experienced management and operations team with a proven track record and an average of 24 years of experience in the offshore drilling industry. Many of the core members of Ocean Rig’s management team have worked together since 2006, and certain members of Ocean Rig’s management team have worked at leading oil-related and shipping companies such as ExxonMobil, Statoil, Transocean Ltd., ProSafe and Smedvig (acquired by Seadrill Limited). In addition to the members of the management team, Ocean Rig had at September 30, 2011, 39 employees of Ocean Rig overseeing construction of its newbuilding drillships and will have highly trained personnel operating the drillships once they are delivered from the yard. Ocean Rig also had at September 30, 2011, an onshore team of 116 people in management functions as well as administrative and technical staff and support functions, ranging from marketing, human resources, accounting, finance, technical support and health, environment, safety and quality, or HES&Q. Ocean Rig believes the focus and dedication of its personnel in each step of the process, from design to construction to operation, has contributed to its track record of safety and consistently strong operational performance.

Business Strategy

Ocean Rig’s business strategy is predicated on becoming a leading company in the offshore ultra-deepwater drilling industry and providing customers with safe, high quality service and state-of-the-art drilling equipment. The following outlines the primary elements of this strategy:

Create a “pure play” model in the ultra-deepwater and harsh environment markets.  Ocean Rig’s mission is to become the preferred offshore drilling contractor in the ultra-deepwater and harsh environment regions of the world and to deliver excellent performance to its clients by exceeding their expectations for operational efficiency and safety standards. Ocean Rig believes the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are, and its three newbuilding drillships will be, among the most technologically advanced in the world. Ocean Rig currently has an option to purchase up to three additional newbuilding drillships and it intends to grow its fleet over time in order to continue to meet its customers’ demands while optimizing its fleet size from an operational and logistical perspective.

Capitalize on the operating capabilities of Ocean Rig’s drilling units.  Ocean Rig plans to capitalize on the operating capabilities of its drilling units by entering into attractive employment contracts. The focus of its marketing effort is to maximize the benefits of the drilling units’ ability to operate in ultra-deepwater drilling locations. As described above, the Leiv Eiriksson and Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments, and its drillships will have the capacity to drill 40,000 feet at water depths of 10,000 feet or, in the case of Ocean Rig’s seventh generation hulls, 12,000 feet with dual activity drilling capabilities. Ocean Rig aims to secure firm employment contracts for the drilling units at or near the highest dayrates available in the industry at that time while balancing appropriate contract lengths. As Ocean Rig works towards its goal of securing firm contracts for its drilling units at attractive dayrates, Ocean Rig believes it will be able to differentiate itself based on its prior experience operating drilling rigs and its safety record.

Maintain high drilling units utilization and profitability.  Ocean Rig has a proven track record of optimizing equipment utilization. Until February 2011, the Leiv Eiriksson was operating in the Black Sea under the Petrobras contract and maintained a 91% earnings efficiency from February 24, 2010 through February 3, 2011, for the period it performed drilling operations under the contract. The Eirik Raude has been operating offshore of Ghana under the Tullow Oil contract and maintained a 98% earnings efficiency from October 2008, when it commenced operations under the contract, through March 31, 2011. Ocean Rig aims to maximize the revenue generation of its drilling units by maintaining its track record of high drilling unit utilization as a result of the design capabilities of its drilling units that can operate in harsh environmental conditions.

Capitalize on favorable industry dynamics.  Ocean Rig believes the demand for offshore deepwater drilling units will be positively affected by increasing global demand for oil and gas and increased exploration and development activity in deepwater markets. The International Energy Agency, or the IEA, projected that oil demand for 2010 increased by 3.4% compared to 2009 levels, and that oil demand will further increase to 89.2 million barrels per day in 2011, an increase of 1.5% compared to 2010 levels. As the Organization for Economic Co-

operation and Development, or OECD, countries resume their growth and the major non-OECD countries continue to develop, led by China and India, oil demand is expected to grow. Ocean Rig believes it will become increasingly difficult to find the incremental barrels of oil needed, due to depleting existing oil reserves. This is expected to force oil companies to continue to explore for oil farther offshore for growing their proven reserves. According to Fearnley Offshore AS, from 2005 to 2010, the actual spending directly related to ultra-deepwater drilling units increased from $4.7 billion to $19.0 billion, a compound average growth rate, or CAGR, of 32.2%.

Continue to prioritize safety as a key focus of Ocean Rig’s operations.  Ocean Rig believes safety is of paramount importance to its customers and a key differentiator for Ocean Rig when securing drilling contracts from its customers. Ocean Rig has a zero incident philosophy embedded in its corporate culture, which is reflected in its policies and procedures. Despite operating under severely harsh weather conditions, Ocean Rig has a proven track record of high efficiency deepwater and ultra-deepwater drilling operations. Ocean Rig employed 1,093 people as of September 30, 2011 and has been operating ultra-deepwater drilling rigs since 2001. Ocean Rig has extensive experience working in varying environments and regulatory regimes across the globe, including Eastern Canada, Angola, Congo, Ireland, the Gulf of Mexico, the U.K., West of Shetlands, Norway, including the Barents Sea, Ghana and Turkey.

Both of Ocean Rig’s drilling rigs and one of its drillships, the Ocean Rig Corcovado, have a valid and updated safety case under U.K. Health and Safety Executive, or HSE, regulations, and both of Ocean Rig’s drilling rigs hold a Norwegian sector certificate of compliance (called an Acknowledgement of Compliance), which evidences that the rigs and Ocean Rig’s management system meet the requirements set by the U.K. and Norwegian authorities.

Ocean Rig believes that this safety record has enabled it to hire and retain highly-skilled employees, thereby improving its overall operating and financial performance. Ocean Rig expects to continue its strong commitment to safety across all of its operations by investing in the latest technologies, performing regular planned maintenance on its drilling units and investing in the training and development of new safety programs for its employees.

Implement and sustain a competitive cost structure.  Ocean Rig believes that it has a competitive cost structure due to its operating experience and successful employee retention policies and that its retention of highly-skilled personnel leads to significant transferable experience and knowledge of drilling rig operation through deployment of seasoned crews across its fleet. By focusing on the ultra-deepwater segment, Ocean Rig believes that it is able to design and implement best-in-class processes to streamline its operations and improve efficiency. As Ocean Rig grows, it hopes to benefit from significant economies of scale due to an increased fleet size and a fleet of “sister-ships” to its drillships, where Ocean Rig expects to benefit from the standardization of these drilling units, resulting in lower training and operating costs. In addition, Ocean Rig’s drillships have high-end specifications, including advanced technology and safety features, and, therefore, Ocean Rig expects that the need for upgrades will be limited in the near term. Ocean Rig expects the increase from six to nine drilling units to enable it to bring more than one unit into a drilling region in which it operates. To the extent Ocean Rig operates more than one drilling unit in a drilling region, Ocean Rig expects to benefit from economies of scale and improved logistic coordination managing more units from the same onshore bases.

Risk Factors

Ocean Rig faces a number of risks associated with its business and industry and must overcome a variety of challenges to utilize its strengths and implement its business strategy. These risks include, among others, changes in the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, and commodity prices; a downturn in the global economy; hazards inherent in the drilling industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance shipyard and other capital projects; and inability to successfully employ its drilling units.

This is not a comprehensive list of risks to which Ocean Rig is subject, and you should carefully consider all the information in this proxy statement / prospectus in connection with its common shares. In particular, Ocean Rig urges you to carefully consider the risk factors set forth in the section of this proxy statement / prospectus entitled “Risk Factors” beginning on page 29.

Industry Overview

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas production. According to Fearnley Offshore AS, the ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to a level of approximately $453,000 in July 2011. The ultra-deepwater market rig utilization rate has been stable above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth- and sixth-generation units, but also include certain older upgraded units. The in-service fleet as of July 2011 totaled 85 units, and is expected to grow to 147 units upon the scheduled delivery of the current newbuild orderbook by the middle of 2014. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. Ocean Rig believes that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the “golden triangle” between West Africa, Brazil and the Gulf of Mexico. The location of these large offshore reserves has resulted in more than 90% of the floater orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon oil spill in the Gulf of Mexico, oil companies have already begun to show a preference for modern units more capable of drilling in these harsh environments. See “The Offshore Drilling Industry.”

Dividend Policy

Ocean Rig’s long-term objective is to pay a regular dividend in support of its main objective to maximize shareholder returns. However, Ocean Rig has not paid any dividends in the past and it is currently focused on the development of capital intensive projects in line with its growth strategy and this focus will limit any dividend payment in the medium-term. Furthermore, since Ocean Rig is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Ocean Rig’s ability to pay dividends will depend on its subsidiaries distributing their earnings and cash flow to it. Some of Ocean Rig’s other loan agreements limit or prohibit its subsidiaries’ ability to make distributions without the consent of its lenders.

Any future dividends declared will be at the discretion of Ocean Rig’s board of directors and will depend upon its financial condition, earnings and other factors, including the financial covenants contained in Ocean Rig’s loan agreements and its 9.5% senior unsecured notes due 2016. Ocean Rig’s ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. In addition, under Ocean Rig’s $800.0 million senior secured term loan agreement, which matures in 2016, Ocean Rig is prohibited from paying dividends without the consent of its lenders.

Corporate Structure

Ocean Rig is a corporation incorporated under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of Ocean Rig’s predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. Ocean Rig acquired control of Ocean Rig ASA on May 14, 2008. Prior to the private placement of Ocean Rig’s common shares in December 2010, it was a wholly-owned subsidiary of DryShips. As of the date of this proxy statement / prospectus, DryShips owns approximately 75% of Ocean Rig’s outstanding common shares. Each of Ocean Rig’s drilling units is owned by a separate wholly-owned subsidiary. For further information concerning Ocean Rig’s organizational structure, please see “Business — Corporate Structure.”

Ocean Rig maintains its principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and Ocean Rig’s telephone number at that address is 011 357 22767517. Ocean Rig’s website is located at www.ocean-rig.com. The information on Ocean Rig’s website is not a part of this proxy statement / prospectus.

Private Offering of Common Shares

On December 21, 2010, Ocean Rig completed the sale of an aggregate of 28,571,428 of its common shares (representing approximately 22% of its outstanding common stock) in an offering made to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act of 1933, as amended, or the Securities Act, and to qualified institutional buyers in the U.S. in reliance on Rule 144A under the Securities Act, or the private offering. A company controlled by Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of its outstanding common shares, in the private offering at the offering price of $17.50 per share. Ocean Rig received approximately $488.3 million of net proceeds from the private offering, of which it used $99.0 million to purchase an option contract from DryShips, Ocean Rig’s parent company, for the construction of up to four additional ultra-deepwater drillships as described above. Ocean Rig applied the remaining proceeds to partially fund remaining installment payments for its newbuilding drillships and for general corporate purposes.

On August 26, 2011, Ocean Rig commenced an offer to exchange an aggregate of 28,571,428 registered shares of common stock for an equivalent number of unregistered common shares issued in the private offering, or the Exchange Offer. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

Recent Developments

During April 2011, Ocean Rig borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with shareholder loans of $127.5 million that Ocean Rig borrowed from DryShips in March 2011, were fully repaid.

On April 15, 2011, Ocean Rig held a special shareholders meeting at which its shareholders approved proposals (i) to adopt Ocean Rig’s second amended and restated articles of incorporation and (ii) to designate the class of each member of Ocean Rig’s board of directors and related expiration of term of office.

On April 18, 2011, Ocean Rig entered into an $800 million senior secured term loan agreement to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. On April 20, 2011, Ocean Rig drew down the full amount of this facility and prepaid its $325.0 million short-term loan agreement.

On April 18, 2011, Ocean Rig exercised the first of its six newbuilding drillship options under its option contract with Samsung and, as a result, entered into a shipbuilding contract for one of Ocean Rig’s seventh generation hulls and paid $207.6 million to the shipyard on April 20, 2011.

On April 27, 2011, Ocean Rig entered into an agreement with the lenders under its two $562.5 million loan agreements, or the Deutsche Bank credit facilities, to restructure these facilities. As a result of this restructuring (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility, (ii) in addition to the guarantee already provided by DryShips, Ocean Rig provided an unlimited recourse guarantee that includes certain financial covenants, and (iii) Ocean Rig is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released. On August 10, 2011, Ocean Rig amended the terms of the credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for this drillship based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

On April 27, 2011, Ocean Rig issued $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds of the offering of approximately $487.5 million are expected to be used to finance Ocean Rig’s newbuilding drillships program and for general corporate purposes.

On April 27, 2011, Ocean Rig exercised the second of six newbuilding drillship options under its option contract with Samsung and, as a result, entered into a shipbuilding contract for the second of Ocean Rig’s seventh generation hulls and paid $207.4 million to the shipyard on May 5, 2011.

On May 3, 2011, following the approval by Ocean Rig’s board of directors and shareholders, Ocean Rig amended and restated its amended and restated articles of incorporation to, among other things, increase its authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

On May 5, 2011, Ocean Rig terminated its contract with Borders & Southern for the Eirik Raude for drilling operations offshore the Falkland Islands and entered into a new contract with Borders & Southern for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude with exceptions for the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

On May 16, 2011, Ocean Rig entered into an addendum to its option contract with Samsung, pursuant to which Samsung granted Ocean Rig the option for the construction of up to two additional ultra-deepwater drillships, for a total of up to six additional ultra-deepwater drillships, which would be “sister-ships” to its drillships and its seventh generation hulls, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining drillship option under the original contract may be exercised at any time on or prior to January 31, 2012.

On May 19, 2011, Borders & Southern exercised its option to drill an additional two wells under its contract with Ocean Rig for the Leiv Eiriksson. Borders & Southern assigned the two optional wells to Falkland Oil and Gas. The maximum operating dayrate under the contract, which was originally $540,000, decreased to $530,000 as a result of the exercise of the optional wells. Borders & Southern has a further option under the contract to drill a fifth well, for which, if exercised, the dayrate would be $540,000.

On May 20, 2011, Ocean Rig paid $10.0 million to Samsung in exchange for Samsung’s agreement to deliver the third optional newbuilding drillship by November 2013 if Ocean Rig exercises its option to construct the drillship by November 22, 2011 under its contract with Samsung.

On June 23, 2011, Ocean Rig exercised the third of Ocean Rig’s six newbuilding drillship options under its option contract with Samsung and, as a result, entered into a shipbuilding contract for the third of its seventh generation hulls and paid $207.4 million to the shipyard.

On July 20, 2011, Ocean Rig entered into contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence in the fourth quarter of 2011, and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn.

On July 26, 2011, DryShips and OceanFreight entered into the merger agreement described in this proxy statement /prospectus, pursuant to which DryShips agreed to acquire the outstanding shares of OceanFreight common stock for consideration per share consisting of $11.25 in cash and 0.52326 of a share of Ocean Rig common stock. The Ocean Rig common shares that will be received by the OceanFreight shareholders will be from currently outstanding shares held by DryShips. Based on the July 25, 2011 closing price of NOK89.00 (or approximately $16.44 based on the NOK/USD exchange rate of NOK5.41/$1 on July 25, 2011) for the shares of Ocean Rig common stock on the Norwegian OTC market, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt. The transaction has been approved by the boards of directors of DryShips and OceanFreight, by the audit committee of the board of directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by the OceanFreight Special Committee. The shareholders of OceanFreight, other than the entities controlled by Mr. Kandylidis, the Chief Executive Officer of OceanFreight, will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips.

Simultaneously with the execution of the merger agreement, DryShips, entities controlled by Mr. Kandylidis and OceanFreight, entered into a separate purchase agreement. Under the purchase agreement, DryShips acquired from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This acquisition closed on August 24, 2011. DryShips has committed to vote the OceanFreight shares it acquired in favor of the merger, which requires approval by a majority vote. Mr. Kandylidis is the son of one of the directors of DryShips and the nephew of Mr. Economou. The Ocean Rig shares paid by DryShips to the entities controlled by Mr. Kandylidis are subject to a six-month lock-up period.

On July 28, 2011, Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Poseidon, the third of Ocean Rig’s four sixth-generation, advanced capability ultra-deepwater sister drillships that are being constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Deutsche Bank credit facility.

On August 26, 2011, Ocean Rig commenced an offer to exchange up to 28,571,428 shares of its new common stock that have been registered under the Securities Act pursuant to a registration statement on Form F-4 (Registration no. 333-175940), or the Exchange Shares, for an equivalent number of its common shares previously sold in a private offering in December 2010, or the Original Shares. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

On September 12, 2011, Ocean Rig appointed a new independent director, Mr. Prokopios (Akis) Tsirigakis, to its board of directors to fill the vacancy resulting from the resignation of Mr. Pankaj Khanna as a director. On the same date, the Ocean Rig board of directors approved other changes to Ocean Rig’s corporate governance in connection with the application to list Ocean Rig’s common shares on the NASDAQ Global Select Market. Specifically, the Ocean Rig board of directors approved (1) an increase in the size of the audit committee to three members; (2) the establishment of a compensation committee comprised of independent directors; (3) the establishment of a nominating and corporate governance committee comprised of independent directors; (4) the adoption of written committee charters for each of the audit, compensation and nominating and corporate governance committees; and (5) the adoption of a Code of Ethics that applies to all officers, directors and employees of Ocean Rig. The Ocean Rig board of directors has determined that each of Mr. Akis Tsirigakis, Mr. Trygve Arnesen and Mr. Michael Gregos are independent under the rules of the Nasdaq Stock Market.

On September 30, 2011, Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Mykonos, the fourth of its four sixth-generation, advanced capability ultra-deepwater sister drillships that were constructed by Samsung. In connection with the delivery of the Ocean Rig Mykonos, the final yard installment of $305.7 million was paid, which was financed with additional drawdowns in September 2011 under the Deutsche Bank credit facility for the construction of the Ocean Rig Mykonos totaling $277.6 million.

On October 5, 2011, DryShips completed the partial spin off of Ocean Rig by distributing an aggregate of 2,967,291 common shares of Ocean Rig, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips’ shareholders as of the record date of September 21, 2011, or the Spin Off. In lieu of fractional shares, DryShips’ transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips’ shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares.

Ocean Rig has been advised that DryShips completed the Spin Off in order to satisfy the initial listing criteria of the NASDAQ Global Select Market, which require that Ocean Rig have a minimum number of round lot shareholders (shareholders who own 100 or more shares), and thereby increase the liquidity of its shares of common stock. Ocean Rig believes that listing its shares of common stock on the NASDAQ Global Select Market and thereby increasing the liquidity of its shares of common stock will benefit its shareholders by improving the ability of its shareholders to monetize their investment by selling its common shares, reducing volatility in the market price of its common shares, enhancing its ability to access the capital markets and increasing the likelihood of attracting coverage by research analysts which, in turn, would provide additional information to shareholders upon which to base an investment decision. In connection with the Spin Off, Ocean Rig applied to have its common shares listed for trading on the NASDAQ Global Select Market and on September 19, 2011, Ocean Rig’s common shares commenced “when issued” trading on the Nasdaq Global Select Market under the ticker symbol “ORIGV.” Ocean Rig’s common shares commenced “regular way” trading on the NASDAQ Global Select Market under the ticker symbol “ORIG” on October 6, 2011.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF OCEANFREIGHT

The following table sets forth selected consolidated financial and other data of OceanFreight for the period from September 11, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007, 2008, 2009 and 2010 as well as for the six-month periods ended June 30, 2011 and 2010. You should read the notes to OceanFreight’s consolidated financial statements for a discussion of the basis on which OceanFreight’s consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in OceanFreight’s Form 20-F included as Annex D to this proxy statement / prospectus and the other financial information included in Annex E to this proxy statement / prospectus.

Following the 3:1 and the 20:1 reverse stock splits effected on June 17, 2010 and July 6, 2011, respectively, pursuant to which every three and twenty shares, respectively, of OceanFreight’s common stock issued and outstanding were converted into one share of common stock, all share and per share amounts in the selected consolidated financial and other data of OceanFreight in the following table have been retroactively restated to reflect these changes in capital structure.

(Expressed in thousands of U.S. Dollars — except for share and per share data and average daily results)

	September
	11, 2006
	(inception) to					Six Month Period
	December 31,	Year Ended December 31,				Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
						(Unaudited)

Income Statement Data:
Voyage revenue and imputed deferred revenue	$—	41,133	157,434	132,935	102,190	54,377	30,963
Gain/(loss) on forward freight agreements	—	—	—	570	(4,342)	(4,218)	—
Voyage expenses	—	(1,958)	(14,275)	(5,549)	(5,196)	(2,616)	(2,206)
Vessels’ operating expenses	—	(9,208)	(28,980)	(43,915)	(41,078)	(21,551)	(12,091)
General and administrative expenses	(111)	(3,460)	(9,127)	(8,540)	(8,264)	(2,687)	(3,903)
Survey and drydocking costs	—	(1,685)	(736)	(5,570)	(1,784)	(1,336)	—
Impairment	—	—	—	(52,700)	—	—	—
Depreciation	—	(13,210)	(43,658)	(48,272)	(24,853)	(13,581)	(8,253)
Gain/(loss) on sale of vessels and vessels held for sale	—	—	—	(133,176)	(62,929)	2,476	(1,993)
Operating income/(loss)	(111)	11,612	60,658	(164,217)	(46,256)	10,864	2,517
Interest income	6	2,214	776	271	119	110	230
Interest and finance costs	—	(5,671)	(16,528)	(12,169)	(6,775)	(3,086)	(1,888)
Gain/(loss) on derivative instruments	—	—	(17,184)	(2,567)	(8,713)	(6,671)	(1,740)
Net Income/(loss)	$(105)	8,155	27,722	(178,682)	(61,625)	1,217	(881)
Earnings/(losses) per common share, basic and diluted	$—	50.4	116.4	(136.4)	(17.4)	0.4	(0.2)
Earnings/(losses) per subordinated share, basic and diluted	$(1.00)	11.4	—	—	—	—	—
Weighted average number of common shares, basic and diluted	—	139,221	238,691	1,309,272	3,524,427	3,155,041	4,951,336
Weighted average number of subordinated shares, basic and diluted	100,000	102,128	—	—	—	—	—
Cash dividends declared per share	—	42.2	184.8	—	—	—	—
Balance Sheet Data:
Cash and cash equivalents	499	19,044	23,069	37,272	9,549	11,895	19,275
Total current assets	503	20,711	28,677	100,299	109,754	46,001	24,237
Vessels, net of accumulated depreciation	—	485,280	587,189	423,242	311,144	459,855	303,010
Total assets	776	507,925	625,570	549,272	478,863	568,542	423,617
Total current liabilities	285	33,884	116,381	73,328	111,311	67,791	43,539
Long-term imputed deferred revenue including current portion	—	26,349	16,031	1,558	—	—	—
Sellers’ credit	—	—	25,000	—	—	—	—
Long — term debt including current portion	—	260,600	308,000	265,674	209,772	235,761	142,843
Total stockholders’ equity	491	213,410	246,961	256,611	235,236	297,371	260,398

	September
	11, 2006
	(inception) to					Six Month Period
	December 31,	Year Ended December 31,				Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
						(Unaudited)

Other Financial Data:
Net cash flow provided by operating activities	1	24,434	81,369	26,552	28,449	16,433	5,802
Net cash flow provided by/(used in) investing activities	(2)	(467,216)	(120,665)	(130,786)	(42,678)	(53,299)	68,793
Net cash flow provided by/(used in) financing activities	500	461,327	42,381	118,437	(13,494)	11,489	(64,869)
Cash dividends per common and subordinated share	—	42.2	154.8	—	—	—	—
Cash paid for common and subordinated stock dividend	—	13,048	47,772	—	—	—	—
Adjusted EBITDA(1)		20,841	96,699	55,502	41,032	21,013	14,204
Fleet Data:
Average number of vessels(2)	—	3.7	11.4	12.7	12	12.3	7.7
Number of vessels	—	10.0	13	13	11	12	6
Average age of fleet	—	12.2	13.9	12.3	9.7	9.8	6.7
Total calendar days for fleet(3)	—	1,364	4,164	4,650	4,371	2,220	1,386
Total voyage days for fleet(4)	—	1,282	4,125	4,466	4,213	2,115	1,353
Fleet utilization(5)	—	94.0%	99.1%	96.1%	96.4%	95.3%	97.6%
Average Daily Results:
Time charter equivalent (TCE) rate(6)	—	30,558	34,705	28,523	23,022	22,479	21,254
Daily vessel operating expenses(7)	—	6,751	6,960	9,444	9,397	9,708	8,724

(1)	Adjusted EBITDA represents net income before interest, taxes, depreciation, loss on sale of vessels and impairment charges on vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. OceanFreight’s calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which OceanFreight assesses its liquidity position, because it is used by OceanFreight’s lenders as a measure of OceanFreight’s compliance with certain loan covenants and because OceanFreight believes that it presents useful information to investors regarding its ability to service and/or incur indebtedness. The table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows for the years ended December 31, 2007, 2008, 2009 and 2010 and for the six month periods ended June 30, 2010 and 2011, to Adjusted EBITDA.

	2007	2008	2009	2010	2010	2011
					(Unaudited)

Net cash from operating activities	24,434	81,369	26,552	28,449	16,433	5,802
Net increase/(decrease) in operating assets	1,665	4,881	9,988	(481)	6,155	(6,966)
Net (increase)/decrease in operating liabilities	(7,556)	(5,865)	143	(1,214)	(8,543)	10,293
Net interest expense(*)	3,457	16,789	19,563	14,816	7,260	5,314
Amortization of deferred financing costs included in interest expense	(1,159)	(475)	(744)	(538)	(292)	(239)

Adjusted EBITDA	20,841	96,699	55,502	41,032	21,013	14,204

(*)	Net interest expense includes the realized loss of interest rate swaps included in “Loss on derivative instrument” in the consolidated statements of operations.

(2)	Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in the related period.

(3)	Calendar days are the total days the vessels were in OceanFreight’s possession for the relevant period including off-hire and drydock days.

(4)	Total voyage days for the fleet are the total days during which the vessels were in OceanFreight’s possession for the relevant period, net of off-hire days.

(5)	Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. OceanFreight’s method of calculating TCE is consistent with industry standards and is determined by dividing “voyage revenues” (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)	Daily vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF OCEAN RIG

The following table sets forth selected historical consolidated financial and other data of Ocean Rig, at the dates and for the periods indicated. Ocean Rig was incorporated on December 10, 2007 under the name Primelead Shareholders Inc. The selected historical consolidated financial data as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 and as of and for Ocean Rig’s fiscal years ended December 31, 2010, 2009 and 2008 is derived from the unaudited and audited financial statements and related notes of Ocean Rig and its subsidiaries (“successor”) appearing elsewhere in this proxy statement / prospectus. The selected historical consolidated financial and other data of Ocean Rig ASA and its subsidiaries (“predecessor”) as of and for the period from January 1 to May 14, 2008 is derived from the audited financial statements of Ocean Rig ASA appearing elsewhere in this proxy statement / prospectus. Included elsewhere in this proxy statement / prospectus is Ocean Rig’s unaudited pro forma condensed statement of operations for the year ended December 31, 2008. The selected historical consolidated financial data as of and for the year ended December 31, 2007 is derived from the audited financial statements of Ocean Rig ASA not included in this proxy statement / prospectus. In accordance with Item 3.A.1 of Form 20-F, Ocean Rig is omitting fiscal year 2006 from the selected historical consolidated financial data as Ocean Rig did not report consolidated financial statements in compliance with U.S. GAAP for 2006 and such information cannot be provided without unreasonable effort or expense.

You should read the notes to the consolidated financial statements for a discussion of the basis on which the consolidated financial statements are presented. The selected historical consolidated financial and other data should be read in conjunction with the sections of this proxy statement / prospectus entitled “Business — History of Ocean Rig” and “Ocean Rig Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ocean Rig’s unaudited and audited consolidated financial statements, the related notes thereto and other Ocean Rig financial information appearing elsewhere in this proxy statement / prospectus. The consolidated financial statements of Ocean Rig as of and for the year ended December 31, 2009 were restated, which impacted interest and finance cost, income before taxes, net income, earnings per common share, basic and diluted, rigs under construction, total assets, stockholders’ equity and net cash provided by operating and financing activities. See Note 3 to the consolidated financial statements.

(U.S. Dollars in thousands)

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
		January 1,		Year Ended	Year	Six-Month	Six-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	June 30,	June 30,
	2007	2008	2008	Restated	2010	2010	2011
	(U.S. dollars in thousands)

Income statement data:
Leasing and service revenue	$209,095	$99,172	$202,110	$373,525	$403,162	$189,838	$236,657
Other revenues	—	—	16,553	14,597	2,550	(610)	(702)

Total revenues	209,095	99,172	218,663	388,122	405,712	189,228	235,955

Drilling rigs operating expenses	123,543	48,144	86,229	133,256	119.369	59,508	104,137
Goodwill impairment	—	—	761,729	—	—	—	—
Gain/(Loss) on disposal of assets	—	—	—	—	1,458	430	87
Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	37,966	64,908
General and administrative	14,062	12,140	14,462	17,955	19,443	10,075	15,730

Total operating expenses	190,844	79,651	907,852	226,559	215,362	107,979	184,862

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
		January 1,		Year Ended	Year	Six-Month	Six-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	June 30,	June 30,
	2007	2008	2008	Restated	2010	2010	2011
	(U.S. dollars in thousands)

Operating income/(loss)	18,251	19,521	(689,189)	161,563	190,350	81,249	51,093
Interest and finance costs	(60,630)	(41,661)	(71,692)	(46,120)	(8,418)	(5,738)	(22,214)
Interest income	3,234	381	3,033	6,259	12,464	5,825	10,394
Gain/(loss) on interest rate swaps	—	—	—	4,826	(40,303)	(34,501)	(18,616)
Other income/(expense)	(1,559)	—	(2,300)	2,023	1,104	(3,752)	(446)

Total finance expenses, net	(58,955)	(41,280)	(70,959)	(33,012)	(35,153)	(38,166)	(30,882)

Income/(loss) before taxes	(40,704)	(21,759)	(760,148)	128,551	155,197	43,083	20,211
Income/(loss) taxes	(6,683)	(1,637)	(2,844)	(12,797)	(20,436)	(11,938)	(9,778)
Equity in income/(loss) of investee	—	—	(1,055)	—	—	—	—

Net income/(loss)	(47,387)	(23,396)	(764,047)	115,754	134,761	31,145	10,433

Less: Net income attributable to non controlling interest	—	—	(1,800)	—	—	—	—

Net income/(loss)	$(47,387)	$(23,396)	$(765,847)	$115,754	$134,761	$31,145	$10,433

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
				December 31,
	December 31,	May 14,	December 31,	2009, as	December 31,	June 30,
	2007	2008	2008	Restated	2010	2011
			(U.S. dollars in thousands)

Balance sheet data:
Cash and cash equivalents	$31,002	—	$272,940	$234,195	$95,707	$191,744
Other current assets	62,646	96,471	93,379	324,363	576,299	252,251
Total current assets	93,648	96,471	366,319	558,558	672,006	443,995
Drilling rigs, machinery and equipment, net	1,141,771	1,132,867	1,377,359	1,317,607	1,249,333	2,940,888
Intangibles, asset, net	—	—	13,391	11,948	10,506	9,784
Other non current assets	7	—	3,612	43,480	523,363	221,011
Rigs under construction	—	—	—	1,178,392	1,888,490	1,704,350
Total assets	1,235,426	1,229,338	1,760,681	3,109,985	4,343,698	5,320,028
Current liabilities, including current portion of long term debt	147,810	538,679	885,039	682,287	667,918	434,591
Total long term debt, excluding current portion	656,548	281,307	788,314	662,362	697,797	1,891,319
Other non current liabilities	1,180	2,470	63,697	64,219	96,901	89,128
Total liabilities	805,538	822,456	1,737,050	1,408,868	1,462,616	2,415,038
Stockholders’ equity	429,888	406,882	23,631	1,701,117	2,881,082	2,904,990
Total liabilities and stockholders’ equity	$1,235,426	$1,229,338	$1,760,681	$3,109,985	$4,343,698	$5,320,028

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
		January 1,		Year Ended	Year	Six-Month	Six-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	June 30,	June 30,
	2007	2008	2008	Restated	2010	2010	2011
	(U.S. dollars in thousands, except for operating data)

Cash flow data:
Net cash provided by/(used in):
Operating activities	$35,455	$(29,089)	$21,119	$211,075	$221,798	$99,055	$93,915
Investing activities	(48,507)	(10,463)	(1,020,673)	(146,779)	(1,441,347)	(521,161)	(850,837)
Financing activities	(47,611)	8,550	1,257,390	(103,041)	1,081,061	341,710	852,959
Other financial data
EBITDA(1) (unaudited)	69,931	38,888	(648,912)	243,760	226,243	80,962	96,939
Cash paid for interest (unaudited)	55,524	22,628	23,103	51,093	43,203	16,511	14,499
Capital expenditures (unaudited)	(48,507)	(10,463)	(16,584)	(14,152)	(6,834)	(3,671)	(10,009)
Payments for drillships under construction (unaudited)	—	—	—	(125,896)	(705,022)	(483,312)	(1,187,747)
Operating data, when on hire (unaudited)
Operating units	2	2	2	2	2	2	4
Average earning efficiency %	88.0%	83.3%	88.7%	95.2%	92.7%	95.2%	92.5%

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and Ocean Rig’s calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Ocean Rig measures its operations and efficiency. EBITDA is also used by Ocean Rig’s lenders as a measure of its compliance with certain loan covenants and because Ocean Rig believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

	Ocean Rig ASA		Ocean Rig UDW Inc.
	(Predecessor)		(Successor)
		January 1,		Year Ended	Year	Six-Month	Six-Month
	Year Ended	2008 to	Year Ended	December 31,	Ended	Period Ended	Period Ended
	December 31,	May 14,	December 31,	2009, as	December 31,	June 30,	June 30,
	2007	2008	2008	Restated	2010	2010	2011
			(U.S. dollars in thousands)

As adjusted financial data (unaudited)
EBITDA reconciliation
Net income/(loss)	$(47,387)	$(23,396)	$(765,047)	$115,754	$134,761	$31,145	$10,433
Add: Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	37,966	64,908
Add: Net interest expense	57,396	41,280	68,659	39,861	(4,046)	(87)	11,820
Add: Income taxes	6,683	1,637	2,844	12,797	20,436	11,938	9,778
EBITDA	$69,931	$38,888	$(648,912)	$243,760	$226,243	$80,962	$96,939

COMPARATIVE PER SHARE DATA

The following tables present, as at the dates and for the periods indicated, selected historical per share financial information of OceanFreight and Ocean Rig.

You should read this information in conjunction with, and the information is qualified in its entirety by, the respective audited and unaudited consolidated financial statements and accompanying notes of OceanFreight and Ocean Rig included elsewhere in this proxy statement / prospectus and the unaudited pro forma condensed combined financial statements and accompanying notes related to such combined financial statements included elsewhere in this proxy statement / prospectus.

OceanFreight and Ocean Rig Historical Common Share Data

The following table presents the earnings per share, dividends per share and book value per share with respect to OceanFreight and Ocean Rig respectively on a historical basis.

	As at and for the	As at and for the
	Six Months Ended	Year Ended
	June 30,	December 31,
	2011	2010

Basic Earnings (Losses) Per Share:
OceanFreight historical	$(0.18)	$(17.40)
Ocean Rig historical	$0.08	$1.30
Diluted Earnings (Losses) Per Share:
OceanFreight historical	$(0.18)	$(17.40)
Ocean Rig historical	$0.08	$1.30
Dividends Per Share:
OceanFreight historical	$—	$—
Ocean Rig historical	$—	$—
Book Value Per Share at Period End:
OceanFreight historical	$43.79	$56.50
Ocean Rig historical	$22.06	$21.88

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

OceanFreight common shares are listed on the NASDAQ Global Market under the trading symbol “OCNF.” Ocean Rig common stock is traded over the Norwegian OTC market under the trading symbol “OCRG.” Also, on October 6, 2011, Ocean Rig common stock commenced trading on the NASDAQ Global Select Market under the symbol “ORIG.” The following table sets forth, for the respective calendar year and quarters indicated, the high and low sale prices of Ocean Rig common shares and the high and low sale prices per share of OceanFreight common shares.

	Ocean Rig				OceanFreight
	Common Stock*				Common Stock**
	High		Low		High	Low

Year Ended December 31, 2010	$	N/A	$	N/A	$1.48	$0.44
Quarterly for 2010
First Quarter	$	N/A	$	N/A	$1.10	$0.70
Second Quarter	$	N/A	$	N/A	$1.42	$0.44
Third Quarter	$	N/A	$	N/A	$1.48	$0.73
Fourth Quarter	$	N/A	$	N/A	$1.15	$0.91
Quarterly for 2011
First Quarter		$22.67		$17.63	$0.99	$0.64
Second Quarter		$21.86		$17.61	$0.72	$0.30
Third Quarter		$18.13		$13.67	$18.55	$0.32

The table below sets forth the high and low sale prices for each of the respective calendar months indicated for Ocean Rig common stock and OceanFreight common stock.

	Ocean Rig				OceanFreight
	Common Stock*				Common Stock**
	High		Low		High	Low

November 2010	$	N/A	$	N/A	$1.13	$0.95
December 2010	$	N/A	$	N/A	$1.09	$0.91
January 2011		$20.28		$17.63	$0.99	$0.80
February 2011		$21.30		$19.86	$0.84	$0.76
March 2011		$22.67		$20.31	$0.77	$0.64
April 2011		$21.86		$20.43	$0.72	$0.52
May 2011		$21.62		$19.10	$0.58	$0.30
June 2011		$19.64		$17.61	$0.45	$0.30
July 2011		$18.13		$16.44	$17.53	$0.32
August 2011		$16.69		$13.67	$17.01	$11.46
September 2011		$16.78		$14.66	$18.55	$15.17

*	As reported in U.S. Dollars by Bloomberg, which reports are based upon the historical NOK/USD rate (see “Currency Exchange Rate Data”).

**	OceanFreight conducted 1 for 3 and 1 for 20 reverse stock splits on June 17, 2010 and July 6, 2011, respectively. The figures set forth in this table have not retroactively been adjusted to reflect these stock splits.

Following the completion of the merger, there will be no further market for shares of OceanFreight common stock.

The table below sets forth the closing prices of OceanFreight common stock and Ocean Rig common stock and the implied per share value in the merger to holders of OceanFreight common stock, on July 25, 2011, the last trading day before the public announcement of the merger, and on , 2011, the last practicable trading day before the distribution of this proxy statement / prospectus.

	OceanFreight	Ocean Rig	Implied Value of One
	Common	Common	Share of OceanFreight
	Stock	Stock	Common Stock(1)

July 25, 2011	$9.47	$16.44	$19.85
, 2011	$	$	$

(1)	The implied value per share reflects the value of shares of Ocean Rig common stock that holders of OceanFreight common stock would receive in exchange for each share of OceanFreight common stock if the merger were completed on the date indicated. Such price reflects the 0.52326 shares of Ocean Rig common stock that OceanFreight stockholders will be entitled to receive for each share of OceanFreight common stock in the merger and a cash payment in the amount of $11.25 per share. Holders of OceanFreight common stock will also receive cash in lieu of any fractional share interests.

CURRENCY EXCHANGE RATE DATA

The following tables show, for the date or periods indicated, certain information regarding the U.S. Dollar / Norwegian Kroner exchange rate and the Norwegian Kroner / U.S. Dollar exchange rate as reported by Bloomberg.

	NOK per USD$1	USD$ per NOK1

July 25, 2011	NOK5.4154	USD$0.1847
(closing price as of the last trading date before public announcement of the transaction between OceanFreight and DryShips)

	Average*
	NOK per USD$1	USD$ per NOK1

Year Ended December 31,
2006	NOK6.4107	USD$0.1562
2007	5.8587	0.1712
2008	5.6488	0.1796
2009	6.2861	0.1600
2010	6.0448	0.1656
Three Months Ended March 31, 2011	5.7196	0.1749
Six Months Ended June 30, 2011	5.5782	0.1794
Nine Months Ended September 30, 2011	5.5531	0.1802

*	The average rate means the average of the daily closing prices during the relevant period as reported by Bloomberg.

The following tables, for the months indicated, shows the high and low U.S. Dollar/ Norwegian Kroner exchange rate and Norwegian Kroner / U.S. Dollar exchange rate as reported by Bloomberg.

	NOK per USD$1
	High	Low

January 2011	NOK6.0056	NOK5.7319
February 2011	5.8848	5.5604
March 2011	5.7234	5.5081
April 2011	5.5639	5.2304
May 2011	5.6302	5.2174
June 2011	5.5964	5.3235
July 2011	5.6318	5.3358
August 2011	5.5807	5.3309
September 2011	5.9130	5.3144

	USD$ per NOK1
	High	Low

January 2011	USD$0.1745	USD$0.1665
February 2011	0.1798	0.1699
March 2011	0.1816	0.1747
April 2011	0.1912	0.1797
May 2011	0.1917	0.1776
June 2011	0.1878	0.1787
July 2011	0.1874	0.1776
August 2011	0.1876	0.1792
September 2011	0.1882	0.1691

RISK FACTORS

The merger, the drilling industry, the Ocean Rig business and holding shares of Ocean Rig common stock involve a high degree of risk. By voting in favor of the proposals submitted to current OceanFreight shareholders, you will be choosing to invest in shares of Ocean Rig common stock. An investment in shares of Ocean Rig common stock involves a high degree of risk. In addition to the other information contained in this proxy statement / prospectus, including the matters under the section entitled “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the following risk factors relating to the proposed merger, the drilling industry, the Ocean Rig business and shares of Ocean Rig common stock.

Risk Factors Relating to the Merger

Because the market price of shares of Ocean Rig common stock may fluctuate, you cannot be certain of the precise value of the merger consideration that you will receive in the merger.

The value of the portion of the merger consideration comprised of shares of Ocean Rig common stock to be received at closing will vary depending on the market price of shares of Ocean Rig common stock on the date of the closing of the merger.

In addition, the prices of shares of Ocean Rig common stock and shares of OceanFreight common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement / prospectus and on the date of the special meeting.

See “Comparative Per Share Market Price Information” for certain historical market price information of the shares of Ocean Rig common stock and OceanFreight common stock.

These variations in stock prices may be the result of various factors, including:

•	changes in the dry bulk charter market and in values of dry bulk vessels;

•	changes in the international offshore drilling or offshore oil and gas exploration, development and production drilling industry (for additional risk factors relating to Ocean Rig’s industry see “Risk Factors — Risk Factors Relating to the Drilling Industry”).

•	changes in the business prospects of OceanFreight or Ocean Rig;

•	governmental, regulatory and/or litigation developments;

•	market assessments as to whether and when the merger will be consummated;

•	the timing of the consummation of the merger;

•	increased competition in the respective markets; and

•	general market, economic and political conditions.

At the time of the special meeting, holders of OceanFreight common stock will not know the precise value of the merger consideration they will be entitled to receive for their shares of OceanFreight common stock on the day the merger closes. Holders of OceanFreight common stock are urged to obtain a current market quotation for OceanFreight common stock and Ocean Rig common stock.

The market price for OceanFreight common stock may be affected by factors different from those affecting the shares of Ocean Rig common stock.

Upon completion of the merger, holders of shares of OceanFreight common stock will be entitled to become holders of shares of Ocean Rig common stock. OceanFreight’s businesses differ from those of Ocean Rig, and accordingly the results of operations of Ocean Rig will be affected by factors different from those currently affecting the results of operations of OceanFreight. For a discussion of the businesses of OceanFreight and Ocean Rig and of other factors to consider in connection with those businesses, you should carefully review this document and the documents included as Annexes to this proxy statement / prospectus.

Certain of OceanFreight executive officers have interests in the merger that differ from, or are in addition to, the interests of holders of shares of OceanFreight common stock.

Certain of OceanFreight’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of OceanFreight shareholders. In particular, companies owned by OceanFreight’s Chief Executive Officer, Mr. Kandylidis, which held approximately 50.5% of the common stock of OceanFreight, agreed to sell their shares to DryShips in advance of the merger, and Mr. Kandylidis and other officers are entitled to compensation on a change of control of OceanFreight on completion of the merger. For a detailed discussion of the interests that OceanFreight’s directors and executive officers may have in the merger, please see “The Transaction — Interests of OceanFreight’s Directors and Officers in the Merger.”

The merger agreement contains provisions that could discourage a potential competing acquirer of OceanFreight or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict OceanFreight’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of OceanFreight. Further, even if the OceanFreight board of directors withdraws or qualifies its recommendation in favor of adopting the merger agreement, OceanFreight will still be required to submit the matter to a vote of the OceanFreight shareholders at the OceanFreight special meeting, unless the merger agreement is terminated. In addition, DryShips generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposal that may be made before the OceanFreight board of directors may withdraw or qualify its recommendation. In some circumstances upon termination of the merger agreement, OceanFreight may be required to pay to DryShips a termination fee of $4.5 million. Since August 23, 2011, OceanFreight is prohibited from responding to any competing third-party proposals and is not permitted to terminate the merger agreement to enter into a definitive agreement with respect to any superior proposal.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of OceanFreight from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

OceanFreight shareholders will have a reduced ownership and voting interest in Ocean Rig after the merger and will exercise less influence over management.

OceanFreight shareholders currently have the right to vote in the election of directors of OceanFreight and on certain other matters affecting OceanFreight. Following the merger, each holder of shares of OceanFreight common stock will be entitled to become a shareholder of Ocean Rig with a percentage ownership of Ocean Rig that is much smaller than the shareholder’s percentage ownership of OceanFreight. It is expected that the former shareholders of OceanFreight as a group will own approximately 2.3% of the outstanding shares of Ocean Rig common stock immediately after the completion of the merger. Because of this, OceanFreight’s shareholders will have substantially less influence on the management and policies of Ocean Rig than they now have with respect to the management and policies of OceanFreight.

Risk Factors Relating to the Drilling Industry

The Ocean Rig business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Ocean Rig’s business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond Ocean Rig’s control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of OPEC to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•	the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect Ocean Rig’s business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to their cash flow and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. Ocean Rig cannot predict the future level of demand for its services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce Ocean Rig’s revenues and materially harm its business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for Ocean Rig’s services and adversely affect Ocean Rig’s business and results of operations.

Any renewal of the recent worldwide economic downturn could have a material adverse effect on Ocean Rig’s revenue, profitability and financial position.

There is considerable instability in the world economy and in the economies of countries such as Greece, Spain, Portugal, Ireland and Italy which could initiate a new economic downturn, or introduce volatility in the global markets. A decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities and insurrections in the Middle East and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause Ocean Rig’s revenues and margins to decline, decrease daily rates and utilization of Ocean Rig’s drilling units and limit its future growth prospects. Any significant decrease in daily rates or utilization of Ocean Rig drilling units could materially reduce its revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for Ocean Rig to access capital and to obtain insurance coverage that Ocean Rig considers adequate or are otherwise required by its contracts.

The offshore drilling industry is highly competitive with intense price competition, and as a result, Ocean Rig may be unable to compete successfully with other providers of contract drilling services that have greater resources than Ocean Rig has.

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Many of Ocean Rig’s competitors in the offshore drilling industry are significantly larger than Ocean Rig are and have more diverse drilling assets and significantly greater financial and other resources than Ocean Rig has. In addition, because of the relatively small size of its drilling segment, Ocean Rig may be unable to take advantage of economies of scale to the same extent as some of its larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, Ocean Rig may also be unable to invest in new technologies or expand its drilling segment in the future as may be necessary for it to succeed in this industry, while Ocean Rig’s larger competitors with superior financial resources, and in many cases less leverage than Ocean Rig, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. Ocean Rig may not be able to maintain its competitive position, and Ocean Rig believes that competition for contracts will continue to be intense in the future. Ocean Rig’s inability to compete successfully may reduce its revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact Ocean Rig’s profitability in its offshore drilling segment.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to Fearnley Offshore AS, the worldwide fleet of ultra-deepwater drilling units as of July 2011 consisted of 85 units, comprised of 44 semi-submersible rigs and 41 drillships. An additional 17 semi-submersible rigs and 45 drillships are under construction or on order as of July 2011, which would bring the total fleet to 147 drilling units by the middle of 2014. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification rigs, as well as changes in its competitors’ drilling rig fleets, could require Ocean Rig to make material additional capital investments to keep its fleet competitive. Lower utilization and dayrates could adversely affect Ocean Rig’s revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on its drilling units if future cash flow estimates, based upon information available to Ocean Rig’s management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on Ocean Rig’s results of operations and financial condition.

Ocean Rig relies on certain third parties to provide supplies and services necessary for its offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on Ocean Rig’s results of operations and result in rig downtime, and delays in the repair and maintenance of its drilling rigs.

Ocean Rig’s international operations in the offshore drilling sector involve additional risks, including piracy, which could adversely affect Ocean Rig’s business.

Ocean Rig operates in various regions throughout the world. Ocean Rig’s two existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are currently operating offshore of Greenland and Ghana, respectively, and Ocean Rig’s drillship, the Ocean Rig Corcovado, commenced drilling and related operations in Greenland in May 2011 and is scheduled to commence a contract for drilling operations offshore Brazil upon the expiration of the drillship’s current contract. On March 31, 2011, directly upon its delivery, the Ocean Rig Olympia commenced contracts for exploration drilling offshore of Ghana and Cote D’Ivoire. In addition, the Ocean Rig Poseidon commenced a contract on July 29, 2011, directly upon its delivery, for drilling offshore of Tanzania and West Africa and the Ocean Rig Mykonos is scheduled to commence a contract in the fourth quarter of 2011 for drilling operations offshore Brazil. In the past Ocean Rig has operated the Eirik Raude in the Gulf of Mexico, offshore of Canada, Norway, the U.K., and Ghana, while the Leiv Eiriksson has operated offshore of West Africa, Turkey, Ireland, west of the Shetland Islands and in the North Sea. As a result of Ocean Rig’s international operations, Ocean Rig may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond its control; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which Ocean Rig operates, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect Ocean Rig’s ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect Ocean Rig’s ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject Ocean Rig to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

Ocean Rig’s business and operations involve numerous operating hazards.

Ocean Rig’s operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which Ocean Rig was not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject Ocean Rig to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Ocean Rig’s offshore drilling segment is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services, or personnel shortages. Ocean Rig customarily provides contract indemnity to its customers for claims that could be asserted by Ocean Rig relating to damage to or loss of its equipment, including rigs and claims that could be asserted by Ocean Rig or its employees relating to personal injury or loss of life.

Damage to the environment could also result from Ocean Rig’s operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. Ocean Rig may also be subject to property, environmental and other damage claims by oil and gas companies. Ocean Rig’s insurance policies and contractual indemnity rights with its customers may not adequately cover losses, and Ocean Rig does not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, Ocean Rig’s clients generally assume, and indemnify Ocean Rig against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill a well and associated pollution. However, there can be no assurance that these clients will be willing or financially able to indemnify Ocean Rig against all these risks. Ocean Rig has no insurance coverage for named storms in the Gulf of Mexico and war risk worldwide. Furthermore, pollution and environmental risks generally are not totally insurable.

Ocean Rig’s insurance coverage may not adequately protect it from certain operational risks inherent in the drilling industry.

Ocean Rig’s insurance is intended to cover normal risks in its current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risk and third-party liability, including pollution liability.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect Ocean Rig from all losses and liabilities that could result from its operations. Ocean Rig has also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year, except for its operations offshore Greenland under its contracts with Cairn, where the loss of hire insurance becomes effective after 60 days. Ocean Rig received insurance payments under this policy when, in the first quarter of 2007, the Eirik Raude experienced 62 days of downtime operating offshore Newfoundland due to drilling equipment failure and hull structure repair that were the result of design issues. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by Ocean Rig’s gross negligence. Moreover, Ocean Rig’s insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, Ocean Rig’s deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. Ocean Rig’s aggregate recovery limits are $625.0 million for oil pollution, or $750.0 million for the Ocean Rig Corcovado and the Leiv Eiriksson under the contracts with Cairn, and $500.0 million for all other claims under its protection and indemnity insurance which is provided by mutual protection and indemnity associations. Ocean Rig’s deductible is $1.5 million per hull and machinery insurance claim, except for its operations offshore Greenland under its contracts with Cairn, where the deductible is $3.0 million for the Ocean Rig Corcovado and $4.5 million for the Leiv Eiriksson. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits, which may result in losses on any damage to Ocean Rig’s drilling units that may be operated in that region in the future. Ocean Rig’s insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. Insurance may not be available to Ocean Rig at all or on terms acceptable to Ocean Rig, Ocean Rig may not maintain insurance or, if Ocean Rig is so insured, its policy may not be adequate to cover its loss or liability in all cases. The occurrence of a casualty, loss or liability against which Ocean Rig may not be fully insured could significantly reduce its revenues, make it financially impossible for it to obtain a replacement rig or to repair a damaged rig, cause it to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under its indebtedness or otherwise impair Ocean Rig’s ability to meet its obligations under its indebtedness and to operate profitably.

Governmental laws and regulations, including environmental laws and regulations, may add to Ocean Rig’s costs or limit its drilling activity.

Ocean Rig’s business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where it operates. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, Ocean Rig is directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. Ocean Rig may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to Ocean Rig’s operating costs or significantly limit drilling activity. Ocean Rig’s ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, Ocean Rig’s business or prospects could be materially adversely affected. The operation of Ocean Rig’s drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until Ocean Rig identifies the jurisdictions in which it will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on Ocean Rig’s part. Ocean Rig may not obtain such approvals or such approvals may not be obtained in a timely manner. If Ocean Rig fails to timely secure the necessary approvals or permits, its customers may have the right to terminate or seek to renegotiate their drilling contracts to Ocean Rig’s detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on Ocean Rig’s business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

Ocean Rig is subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner or feasibility of doing business.

Ocean Rig’s operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which its vessels operate or are registered, which can significantly affect the ownership and operation of its vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of Ocean Rig’s vessels. Ocean Rig may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of Ocean Rig’s ability to address pollution incidents. These costs could have a material adverse effect on Ocean Rig’s business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of Ocean Rig’s operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject Ocean Rig to liability without regard to whether it was negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. Ocean Rig is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and its insurance may not be sufficient to cover all such risks. As a result, claims against Ocean Rig could result in a material adverse effect on its business, results of operations, cash flows and financial condition.

Ocean Rig’s drilling units are separately owned by its subsidiaries and, under certain circumstances, a parent company and all of the ship-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that Ocean Rig could be subject to liability upon a judgment against it or any one of its subsidiaries.

Ocean Rig drilling units could cause the release of oil or hazardous substances, especially as Ocean Rig’s drilling units age. Any releases may be large in quantity, above its permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to Ocean Rig, such as costs to upgrade its drilling rigs, clean up the releases, and comply with more stringent requirements in its discharge permits. Moreover, these releases may result in Ocean Rig’s customers or governmental authorities suspending or terminating its operations in the affected area, which could have a material adverse effect on Ocean Rig’s business, results of operation and financial condition.

If Ocean Rig is able to obtain from its customers some degree of contractual indemnification against pollution and environmental damages in its contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. And, Ocean Rig may not be able to obtain such indemnification agreements in the future.

Ocean Rig’s insurance coverage may not be available in the future or Ocean Rig may not obtain certain insurance coverage. If it is available and Ocean Rig has the coverage, it may not be adequate to cover its liabilities. Any of these scenarios could have a material adverse effect on Ocean Rig’s business, operating results and financial condition.

Regulation of greenhouse gases and climate change could have a negative impact on Ocean Rig’s business.

In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of targets for reduction of greenhouse gas emissions, became binding on all those countries that had ratified it. International discussions are currently underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2012. Although the United States is not a party to the Kyoto Protocol, it has taken a number of steps to limit emissions of greenhouse gas emissions, including imposing reporting and permitting requirements on certain categories of sources.

Because Ocean Rig’s business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on Ocean Rig’s business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on Ocean Rig’s business.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deepwater drilling, which could have a material adverse effect on Ocean Rig’s business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to Ocean Rig, while it was servicing a well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region’s key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress and is also the subject of numerous lawsuits. On May 30, 2010, the U.S. Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the Gulf of Mexico and the Pacific Ocean.

On October 12, 2010, the U.S. government lifted the drilling moratorium, subject to compliance with enhanced safety requirements, including those set forth in Notices to Lessees 2010-N05 and 2010-N06, both of which were implemented during the drilling ban. Additionally, all drilling in the Gulf of Mexico will be required to comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems, both of which were issued on September 30, 2010. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.

Ocean Rig does not currently operate its drilling rigs in these regions but may do so in the future. In any event, those developments could have a substantial impact on the offshore oil and gas industry worldwide. The ongoing investigations and proceedings may result in significant changes to existing laws and regulations and substantially stricter governmental regulation of Ocean Rig’s drilling units. For example, Norway’s Petroleum Safety Authority is assessing the results of the investigations into the Deepwater Horizon oil spill and has issued a preliminary report of its recommendations on June 9, 2011, and Oil & Gas UK has established the Oil Spill Prevention and Response Advisory Group to review industry practices in the UK. In addition, BP plc, the rig operator of the Deepwater Horizon, has reached an agreement with the U.S. government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit set forth under OPA. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on Ocean Rig’s business, operating results or financial condition. Ocean Rig’s future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on Ocean Rig’s business.

Ocean Rig currently operates, and historically has operated, its drilling units outside of the United States in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts Ocean Rig in contact with persons who may be considered “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977. Ocean Rig is committed to doing business in accordance with applicable anti-corruption laws and has adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act. Ocean Rig is subject, however, to the risk that it, its affiliated entities or its or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect Ocean Rig’s business, results of operations or financial condition. In addition, actual or alleged violations could damage Ocean Rig’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of its senior management.

Acts of terrorism and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on Ocean Rig’s results of operations.

Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as Ocean Rig’s. Ocean Rig’s drilling operations could also be targeted by acts of piracy. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could increase and coverage may be unavailable in the future. U.S. government regulations may effectively preclude Ocean Rig from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where Ocean Rig currently operates or where it may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on Ocean Rig’s results of operations.

Hurricanes may impact Ocean Rig’s ability to operate its drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce Ocean Rig’s revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units in the Gulf of Mexico. Drilling units that were moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. The Minerals Management Service of the U.S. Department of the Interior, now known as the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness that apply through the 2013 hurricane season. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to improve the stations that house the moored units and increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies operating properties in the Gulf of Mexico. BOEMRE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for Ocean Rig’s ultra-deepwater drilling units, thus reducing their marketability. Implementation of new BOEMRE guidelines or regulations that may apply to ultra-deepwater drilling units may subject Ocean Rig to increased costs and limit the operational capabilities of its drilling units. Ocean Rig’s drilling units do not currently operate in the Gulf of Mexico or other U.S. Coastal waters but may do so in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect Ocean Rig’s operations.

The shipment of goods, services and technology across international borders subjects Ocean Rig’s offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting Ocean Rig’s operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside Ocean Rig’s control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

New technologies may cause Ocean Rig’s current drilling methods to become obsolete, resulting in an adverse effect on its business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, Ocean Rig may be placed at a competitive disadvantage and competitive pressures may force it to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before Ocean Rig can. Ocean Rig may not be able to implement technologies on a timely basis or at a cost that is acceptable to Ocean Rig.

Risk Factors Relating to Ocean Rig

Ocean Rig may be unable to comply with covenants in its credit facilities or any future financial obligations that impose operating and financial restrictions on it.

Ocean Rig’s credit facilities impose, and future financial obligations may impose, operating and financial restrictions on it. These restrictions may prohibit or otherwise limit Ocean Rig’s ability to, among other things:

•	enter into other financing arrangements;

•	incur additional indebtedness;

•	create or permit liens on its assets;

•	sell its drilling units or the shares of its subsidiaries;

•	make investments;

•	change the general nature of its business;

•	pay dividends to its shareholders;

•	change the management and/or ownership of the drilling units;

•	make capital expenditures; and

•	compete effectively to the extent its competitors are subject to less onerous restrictions.

In addition, certain of Ocean Rig’s current loan agreements and related guarantees contain restrictions requiring it to maintain a minimum amount of total available cash ranging from $5.0 million to $100.0 million and also impose maximum capital expenditure restrictions, such that expenditures over $30.0 million require consent of the lender. These restrictions could limit Ocean Rig’s ability to fund its operations or capital needs, make acquisitions or pursue available business opportunities. Furthermore, under the terms of its $800.0 million senior secured term loan agreement, which matures in 2016, Ocean Rig is not permitted to pay dividends without the consent of a majority of the lenders. Ocean Rig’s credit facilities require (i) Ocean Rig to maintain specified financial ratios and satisfy financial covenants, including covenants related to the market value of its drilling units and (ii) DryShips, because it is a guarantor of certain of Ocean Rig’s facilities, to comply with financial covenants relating to liquidity, equity ratios, interest coverage ratios and net worth. As of June 30, 2011, Ocean Rig was in compliance with all of these ratios and covenants. Events beyond its control, including changes in the economic and business conditions in the deepwater offshore drilling market in which Ocean Rig operates, may affect its ability to comply with these ratios and covenants. Ocean Rig cannot assure you that it will continue to meet these ratios or satisfy these covenants. A breach of any of the covenants in, or its inability to maintain the required financial ratios under, the credit facilities would prevent Ocean Rig from borrowing additional amounts under the credit facilities and could result in a default under the credit facilities. In addition, each of Ocean Rig’s loan agreements also contains a cross-default provision which can be triggered by a default under one of its other loan agreements. A violation of these covenants constitutes an event of default under its credit facilities, which, unless waived by Ocean Rig’s lenders, would provide its lenders with the right to accelerate the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of Ocean Rig’s assets. A default by DryShips under one of its loan agreements would trigger a cross-default under Ocean Rig’s Deutsche Bank credit facilities and would provide its lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under its $1.04 billion credit facility and its $800.0 million secured term loan agreement and would provide its lenders with the right to accelerate the outstanding debt under these facilities. Ocean Rig’s lenders’ interests are different from Ocean Rig’s, and Ocean Rig cannot guarantee that it will be able to obtain its lenders’ waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under its credit facilities or future financial obligations. Any such non-compliance may prevent Ocean Rig from taking business actions that are otherwise in its best interest.

Ocean Rig’s parent company, DryShips, has obtained waiver agreements for violations of various covenants under certain of its loan agreements. Due to the cross-default provisions in Ocean Rig loan agreements that are triggered in the event of a default by Ocean Rig under one of its other loan agreements or, in certain cases, a default by DryShips under one of its loan agreements, when those waivers expire, Ocean Rig’s lenders could accelerate its indebtedness if DryShips fails to (i) successfully extend the existing waiver agreements or (ii) comply with the applicable covenants in the original loan agreements.

Ocean Rig’s loan agreements, which are secured by mortgages on its drilling units, require Ocean Rig to (i) comply with specified financial ratios and (ii) satisfy certain financial and other covenants. As of June 30, 2011, Ocean Rig had (i) $597.1 million outstanding under its $1.04 billion credit facility (Ocean Rig has repaid approximately $57.1 million in the third quarter of 2011); (ii) a total of $272.6 million outstanding under its Deutsche Bank credit facilities; (iii) $800.0 million outstanding under its $800 million Nordea senior secured term loan agreement; and (iv) $500.0 million outstanding under its $500 million of aggregate principal amount of 9.5% senior unsecured notes due in 2016.

DryShips currently provides guarantees under Ocean Rig’s Deutsche Bank credit facilities and Ocean Rig’s $800.0 million senior secured term loan agreement, which require DryShips to comply with certain financial covenants, including covenants to maintain minimum liquidity, equity ratio, interest coverage, net worth and debt service coverage ratio. All of Ocean Rig’s loan agreements contain a cross-default provision that may be triggered by a default under one of its other loan agreements. A cross-default provision means that a default on one loan would result in a default on all of Ocean Rig’s other loans. A default by DryShips under one of its loan agreements would trigger a cross-default under Ocean Rig’s Deutsche Bank credit facilities and would provide its lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under Ocean Rig’s $1.04 billion credit facility and its $800.0 million secured term loan agreement and would provide Ocean Rig’s lenders with the right to accelerate the outstanding debt under these facilities.

DryShips and its shipping subsidiaries have several secured term loan agreements totaling $959.1 million of gross indebtedness outstanding at June 30, 2011. Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2011 and 2012, at which time the original covenants under the loan agreements come back into effect. As of June 30, 2011, DryShips had either regained compliance with the covenants under its loan agreements or had the ability to remedy shortfalls in collateral maintenance requirements within specified grace periods.

If DryShips is not in compliance with all of the covenants under its loan agreements, there can be no assurance that it will be successful in obtaining additional waivers or amendments to the credit facilities or that the lenders will extend their waivers (which under each loan agreement requires the unanimous consent of the applicable lenders) prior to their expiration. Absent a waiver or amendment, a default by DryShips under one of its loan agreements would trigger a cross-default under Ocean Rig’s Deutsche Bank credit facilities and would provide its lenders with the right to accelerate the outstanding debt under these facilities and if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under Ocean Rig’s $1.04 billion credit facility and Ocean Rig’s $800.0 million secured term loan agreement and would provide its lenders with the right to accelerate the outstanding debt under these facilities, even if Ocean Rig were otherwise in compliance with its loan agreements. Ocean Rig’s management does not expect that cash on hand and cash generated from operations will be sufficient to repay those loans with cross-default provisions if such debt is accelerated by the lenders. In such a scenario, Ocean Rig would have to seek to access the capital markets to fund the mandatory payments, although such financing may not be available on attractive terms or at all. In addition, if Ocean Rig otherwise fails to comply with the covenants applicable to its operations in its secured loan agreements, its lenders could accelerate its indebtedness and foreclose their liens on its drilling units, which would impair its ability to continue its operations.

Ocean Rig will need to procure significant additional financing, which may be difficult to obtain on acceptable terms, in order to complete the construction of its seventh generation hulls and any of the three additional newbuilding drillships for which Ocean Rig may exercise its option.

In April 2011, Ocean Rig exercised two of its options for the construction of two newbuild drillships by Samsung, which are scheduled to be delivered in July 2013 and September 2013, respectively, and in June 2011, Ocean Rig exercised a third option with Samsung for the construction of a newbuild drillship to be delivered in November 2013. The estimated total project cost of its seventh generation hulls is $638.0 million per drillship, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. Ocean Rig also completed the issuance of $500.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2016 in April 2011. Ocean Rig intends to apply the net proceeds of the notes issuance to partially finance the construction of its seventh generation hulls. In order to complete the construction of its seventh generation hulls, Ocean Rig will need to procure additional financing and, if Ocean Rig fails to take delivery of one or more of the seventh generation hulls for any reason, it will be prevented from realizing potential revenues from the applicable drillship and it could lose its deposit money, which amounted to $726.7 million in the aggregate, as of September 30, 2011. Ocean Rig may also incur additional costs and liability to the shipyards, which may pursue claims against Ocean Rig under its newbuilding construction contract and retain and sell its seventh generation hulls to third parties.

The remaining three optional newbuilding drillships have an estimated total project cost of $638.0 million each, excluding financing costs. The options may be exercised by Ocean Rig at any time on or prior to January 31,

2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. To the extent Ocean Rig exercises any of the three newbuilding options, which have an estimated aggregate cost of $1.9 billion, Ocean Rig will incur additional payment obligations for which Ocean Rig has not arranged financing. If, on the other hand, Ocean Rig does not exercise any of the remaining options, Ocean Rig will sacrifice the corresponding deposits, for which it paid approximately $24.8 million in the aggregate as of September 30, 2011.

Ocean Rig may be unable to meet its capital expenditure requirements.

As of September 30, 2011, Ocean Rig had substantial purchase commitments mainly representing remaining yard installments for the three newbuilding drillships. The total estimated yard cost is $608.0 million for each of the three newbuilding drillships, of which Ocean Rig paid an aggregate amount of $632.4 million in the second quarter of 2011, not including the $94.3 million it paid in slot reservation fees relating to these drillships prior to the second quarter of 2011. The remaining amount is payable on delivery of each drillship, which is scheduled to be in July 2013, September 2013 and November 2013, respectively, for which Ocean Rig has not arranged financing.

Ocean Rig expects to finance the delivery payments due in 2013 for its seventh generation hulls with cash on hand, operating cash flow and bank debt that Ocean Rig intends to arrange. Should Ocean Rig exercise the remaining three newbuilding drillship options under its contract with Samsung, Ocean Rig would expect to incur additional capital commitments of at least $701.8 million payable at the time of exercise, for which Ocean Rig would be dependent upon obtaining additional financing, which it has not yet arranged. Should such financing not be available, this could severely impact Ocean Rig’s ability to satisfy its liquidity requirements, meet its obligations and finance future obligations.

Ocean Rig may be unable to secure ongoing drilling contracts, including for its three uncontracted seventh generation hulls under construction, due to strong competition, and the contracts that Ocean Rig enters into may not provide sufficient cash flow to meet its debt service obligations with respect to its indebtedness.

Ocean Rig has not yet secured drilling contracts for its three seventh generation hulls under construction, scheduled to be delivered to Ocean Rig in July 2013, September 2013 and November 2013, respectively. The existing drilling contracts for Ocean Rig’s drilling units currently employed are scheduled to expire from the fourth quarter of 2011 through the fourth quarter of 2014. Ocean Rig cannot guarantee that Ocean Rig will be able to obtain contracts for its three uncontracted newbuilding drillships or, upon the expiration or termination of the current contracts, for its drilling units currently employed or that there will not be a gap in employment between current contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when Ocean Rig is seeking to arrange employment contracts for its drilling units, Ocean Rig may not be able to obtain employment contracts at attractive rates or at all.

If the rates which Ocean Rig receives for the reemployment of its current drilling units are reduced, Ocean Rig will recognize less revenue from their operations. In addition, delays under existing contracts could cause Ocean Rig to lose future contracts if a drilling unit is not available to start work at the agreed date. Ocean Rig’s ability to meet its cash flow obligations will depend on its ability to consistently secure drilling contracts for its drilling units at sufficiently high dayrates. Ocean Rig cannot predict the future level of demand for its services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, Ocean Rig may have difficulty securing drilling contracts, including for the three newbuilding drillships Ocean Rig has agreed to acquire, or it may be forced to enter into contracts at unattractive dayrates. Either of these events could impair Ocean Rig’s ability to generate sufficient cash flow to make principal and interest payments under its indebtedness and meet its capital expenditure and other obligations.

Ocean Rig has a substantial amount of debt, and Ocean Rig may lose the ability to obtain future financing and suffer competitive disadvantages.

Ocean Rig had outstanding indebtedness of $2.2 billion as of June 30, 2011. Ocean Rig expects to incur substantial additional indebtedness in order to fund the remaining $16.8 million of construction-related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos the total estimated project costs of $1.9 billion for its seventh generation hulls, of which $726.7 million amounted to previously-funded construction installment payments as of September 30, 2011, and any further growth of Ocean Rig’s fleet. This substantial level of debt and other obligations could have significant adverse consequences on Ocean Rig’s business and future prospects, including the following:

•	Ocean Rig may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	Ocean Rig may not be able to use operating cash flow in other areas of its business because Ocean Rig must dedicate a substantial portion of these funds to service the debt;

•	Ocean Rig could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given its substantial indebtedness, some of which bears interest at variable rates;

•	Ocean Rig may not be able to meet financial ratios included in its loan agreements due to market conditions or other events beyond its control, which could result in a default under these agreements and trigger cross-default provisions in Ocean Rig’s other loan agreements and debt instruments;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements; and

•	Ocean Rig may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than its competitors.

Ocean Rig’s ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond Ocean Rig’s control. If Ocean Rig’s operating income is not sufficient to service its current or future indebtedness, Ocean Rig will be forced to take actions such as reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing its debt or seeking additional equity capital. Ocean Rig may not be able to affect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder Ocean Rig’s ability to refinance its debt or obtain additional financing on favorable terms in the future.

Ocean Rig may be unable to pay dividends.

As a result of various covenant restrictions imposed by its lenders, Ocean Rig may be unable to pay dividends to its shareholders. Under the terms of Ocean Rig’s $800.0 million senior secured term loan agreement, which matures in 2016, Ocean Rig is not permitted to pay dividends without the consent of a majority of the lenders. In addition, the payment of any future dividends will be subject at all times to the discretion of Ocean Rig’s board of directors. The timing and amount of dividends will depend on Ocean Rig’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year.

Construction of drillships is subject to risks, including delays and cost overruns, which could have an adverse impact on Ocean Rig’s available cash resources and results of operations.

Ocean Rig has entered into contracts with Samsung for the construction of three ultra-deepwater newbuilding drillships, which Ocean Rig expects to take delivery of in July 2013, September 2013 and November 2013, respectively.

From time to time in the future, Ocean Rig may undertake new construction projects and conversion projects. In addition, Ocean Rig makes significant upgrade, refurbishment, conversion and repair expenditures for its fleet from time to time, particularly as its drilling units become older. Some of these expenditures are unplanned. These projects together with Ocean Rig’s existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shipyard unavailability;

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

•	work stoppages;

•	client acceptance delays;

•	weather interference or storm damage;

•	disputes with shipyards and suppliers;

•	shipyard failures and difficulties;

•	failure or delay of third-party equipment vendors or service providers;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

These factors may contribute to cost variations and delays in the delivery of Ocean Rig’s ultra-deepwater newbuilding drillships. Delays in the delivery of these newbuilding drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in contract commencement, resulting in a loss of revenue to Ocean Rig, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drillship pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, Ocean Rig may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for drillship upgrades, refurbishment and construction projects could materially exceed Ocean Rig’s planned capital expenditures. Moreover, Ocean Rig’s drillships that may undergo upgrade, refurbishment and repair may not earn a dayrate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, Ocean Rig may be unable to enforce certain provisions under its newbuilding contracts such as its refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on Ocean Rig’s results of operations, financial condition or cash flows.

As its current operating fleet is comprised of two ultra-deepwater drilling rigs and four drillships, Ocean Rig relies heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on Ocean Rig’s financial results.

Ocean Rig has three customers for its current operating fleet of two ultra-deepwater drilling rigs and four drillships and it is subject to the usual risks associated with having a limited number of customers for its services. If these customers terminate, suspend or seek to renegotiate the contracts for these drilling units, as they are entitled to do under various circumstances, or cease doing business Ocean Rig’s results of operations and cash flows could be adversely affected. Although Ocean Rig expects that a limited number of customers will continue to generate a substantial portion of its revenues, Ocean Rig will have to expand its pool of customers as it takes delivery of its three newbuilding drillships and further grow its business.

Currently, Ocean Rig’s revenues depend on two ultra-deepwater drilling rigs and four drillships, which are designed to operate in harsh environments. The damage or loss of either of these drilling rigs could have a material adverse effect on Ocean Rig’s results of operations and financial condition.

Ocean Rig’s revenues are dependent on the drilling rig Eirik Raude, which is currently operating offshore of Ghana, the drilling rig Leiv Eiriksson and the drillship Ocean Rig Corcovado, which are currently operating offshore of Greenland since May 2011, the Ocean Rig Olympia, which commenced contracts to drill five exploration wells with Vanco off the coast of Ghana and Cote d’Ivoire directly upon its delivery on March 31, 2011, the Ocean Rig Poseidon, which commenced a contract for drilling operations in Tanzania and West Africa in July 2011, and the Ocean Rig Mykonos, which is currently mobilizing for the Petrobras Brazil contract scheduled to commence in the fourth quarter of 2011. Ocean Rig’s drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and Ocean Rig may not have any right to compensation for lost revenues during that time. As long as Ocean Rig has only six drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce its revenues in its offshore drilling segment for the time that a rig or drillship is out of operation. In view of the sophisticated design of the drilling units, Ocean Rig may be unable to obtain a replacement unit that could perform under the conditions that its drilling units are expected to operate, which could have a material adverse effect on Ocean Rig’s results of operations and financial condition.

Ocean Rig is subject to certain risks with respect to its counterparties on drilling contracts, and failure of these counterparties to meet their obligations could cause Ocean Rig to suffer losses or otherwise adversely affect its business.

Ocean Rig enters into drilling services contracts with its customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and has employed and may employ its drilling rigs and newbuild drillships on fixed-term and well contracts. Ocean Rig’s drilling contracts, newbuilding contracts, and hedging agreements subject Ocean Rig to counterparty risks. The ability of each of Ocean Rig’s counterparties to perform its obligations under a contract with it will depend on a number of factors that are beyond Ocean Rig’s control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and drillships and various expenses. In addition, in depressed market conditions, Ocean Rig’s customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with Ocean Rig, Ocean Rig could sustain significant losses which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

If Ocean Rig’s drilling units fail to maintain their class certification or fail any annual survey or special survey, that drilling unit would be unable to operate, thereby reducing Ocean Rig’s revenues and profitability and violating certain covenants under its credit facilities.

Every drilling unit must be “classed” by a classification society. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. All four of Ocean Rig’s drilling rigs are certified as being “in class” by Det Norske Veritas. Both of Ocean Rig’s operating drillships are certified as being “in class” by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2007. The Eirik Raude is due for its next Special Periodical Survey in the third quarter 2012, while Ocean Rig’s four drillships are due for their first Special Periodical Survey in 2016. Ocean Rig’s seventh generation hulls are due for their first Special Periodical Survey in 2018. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable which could cause Ocean Rig to be in violation of certain covenants in its credit facilities. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on Ocean Rig’s financial condition and results of operations. That status could cause Ocean Rig to be in violation of certain covenants in its credit facilities.

Ocean Rig’s drilling rigs and its drillships following their delivery to Ocean Rig may suffer damage and it may face unexpected yard costs, which could adversely affect Ocean Rig’s cash flow and financial condition.

If Ocean Rig’s drilling rigs and Ocean Rig’s drillships following their delivery to Ocean Rig suffer damage, they may need to be repaired at a yard. The costs of yard repairs are unpredictable and can be substantial. The loss of earnings while Ocean Rig’s drilling rigs and drillships are being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings. Ocean Rig may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by its insurance.

Ocean Rig may not be able to maintain or replace its drilling units as they age.

The capital associated with the repair and maintenance of Ocean Rig’s fleet increases with age. Ocean Rig may not be able to maintain its existing drilling units to compete effectively in the market, and Ocean Rig’s financial resources may not be sufficient to enable it to make expenditures necessary for these purposes or to acquire or build replacement drilling units.

Ocean Rig may have difficulty managing its planned growth properly.

Ocean Rig intends to continue to grow its fleet and Ocean Rig may exercise one or more of its purchase options to purchase up to an additional three newbuilding drillships. Ocean Rig’s future growth will primarily depend on its ability to:

•	locate and acquire suitable drillships;

•	identify and consummate acquisitions or joint ventures;

•	enhance its customer base;

•	manage its expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. Ocean Rig may experience operational challenges as it begins operating its new drillships which may result in low earnings efficiency and/or reduced dayrates compared to maximum dayrates. Ocean Rig may be unable to successfully execute its growth plans or Ocean Rig may incur significant expenses and losses in connection with its future growth which would have an adverse impact on its financial condition and results of operations.

The market value of Ocean Rig’s current drilling units and drilling units Ocean Rig may acquire in the future may decrease, which could cause Ocean Rig to incur losses if it decides to sell them following a decline in their values or accounting charges that may affect Ocean Rig’s ability to comply with its loan agreement covenants.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of Ocean Rig’s drilling units may decline. The fair market value of the drilling units Ocean Rig currently owns or may acquire in the future may increase or decrease depending on a number of factors, including:

•	prevailing level of drilling services contract dayrates;

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	governmental or other regulations; and

•	technological advances.

In the future, if the market values of the Ocean Rig drilling units deteriorate significantly, Ocean Rig may be required to record an impairment charge in its financial statements, which could adversely affect Ocean Rig’s results of operations. If Ocean Rig sells any drilling unit when drilling unit prices have fallen and before Ocean Rig has recorded an impairment adjustment to its financial statements, the sale may be at less than the drilling unit’s carrying amount on Ocean Rig’s financial statements, resulting in a loss. Additionally, any such deterioration in the market values of Ocean Rig’s drilling units could trigger a breach of certain financial covenants under its credit facilities and its lenders may accelerate loan repayments. Such charge, loss or repayment could materially and adversely affect Ocean Rig’s business prospects, financial condition, liquidity, and results of operations.

Because Ocean Rig generates all of its revenues in U.S. Dollars, but incurs a significant portion of its employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on its results of operations.

Ocean Rig’s principal currency for its operations and financing is the U.S. Dollar. The dayrates for the drilling rigs, its principal source of revenues, are quoted and received in U.S. Dollars. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner (NOK), Great British Pound (GBP), Canadian dollar (CAD), Euro (EUR) or other currencies depending in part on the location of its drilling operations. This could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. Ocean Rig employs derivative instruments in order to economically hedge its currency exposure; however, Ocean Rig may not be successful in hedging its currency exposure and its U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of Ocean Rig’s control.

Ocean Rig is dependent upon key management personnel.

Ocean Rig’s operations depend to a significant extent upon the abilities and efforts of its key management personnel. The loss of Ocean Rig’s key management personnel’s service to Ocean Rig could adversely affect its efforts to obtain employment for Ocean Rig’s drillships and discussions with its lenders and, therefore, could adversely affect its business prospects, financial condition and results of operations. Ocean Rig does not currently, nor does it intend to, maintain “key man” life insurance on any of its personnel.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect Ocean Rig’s operations.

Ocean Rig requires highly skilled personnel to operate and provide technical services and support for its business in the offshore drilling sector worldwide. As of September 30, 2011, Ocean Rig employed 1,093 employees, the majority of whom are full-time crew employed on its drilling units. Ocean Rig will need to recruit additional qualified personnel as Ocean Rig takes delivery of its newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, Ocean Rig could see a reduction in the experience level of its personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, Ocean Rig is increasing efforts in its recruitment, training, development and retention programs as required to meet its anticipated personnel needs. If these labor trends continue, Ocean Rig may experience further increases in costs or limits on its offshore drilling operations.

Currently, none of Ocean Rig’s employees are covered by collective bargaining agreements. In the future, some of Ocean Rig’s employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the U.K. As part of the legal obligations in some of these agreements, Ocean Rig may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect Ocean Rig’s financial performance. Labor disruptions could hinder Ocean Rig’s operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact its business. If Ocean Rig chooses to cease operations in one of those countries or if market conditions reduce the demand for Ocean Rig’s drilling services in such a country, Ocean Rig would incur costs, which may be material, associated with workforce reductions.

Ocean Rig’s operating and maintenance costs with respect to its offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on Ocean Rig’s results of operations, financial condition and cash flows.

Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a rig are generally fixed regardless of the dayrate being earned. Therefore, Ocean Rig’s operating and maintenance costs with respect to its offshore drilling rigs will not necessarily fluctuate in proportion to changes in operating revenues. In addition, should Ocean Rig’s drilling units incur idle time between contracts, Ocean Rig typically will not de-man those drilling units but rather use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate, as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as Ocean Rig’s drilling units are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If Ocean Rig experiences increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on Ocean Rig’s results of operations, financial condition and cash flows.

In the event Samsung does not perform under its agreements with Ocean Rig and Ocean Rig is unable to enforce certain refund guarantees, Ocean Rig may lose all or part of its investment, which would have a material adverse effect on Ocean Rig’s results of operations, financial condition and cash flows.

Ocean Rig took delivery of its newbuilding drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively, from Samsung, which is located in South Korea.

Ocean Rig paid $632.4 million in the second quarter of 2011 in connection with its exercise of three of the drillship newbuilding options under Ocean Rig’s contract with Samsung and, as a result, has entered into shipbuilding contracts for three seventh generation, advanced capability ultra-deepwater drillships, scheduled to be delivered in July 2013, September 2013 and November 2013, respectively, for a total estimated project cost, excluding financing costs, of $638.0 million per drillship. In addition, Ocean Rig has additional options under its contract with Samsung to construct up to three additional seventh generation, ultra-deepwater drillships, with an estimated total project cost, excluding financing costs, of $638.0 million per drillship. These options may be exercised at any time by Ocean Rig on or prior to January 31, 2012, with vessel deliveries ranging between the first and third quarter of 2014, depending on when the options are exercised. DryShips, Ocean Rig’s parent company, paid a non-refundable deposit of $99.2 million in the aggregate to secure this contract. Ocean Rig paid $99.0 million to DryShips when the contract was novated to Ocean Rig. In addition, Ocean Rig paid deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

In the event Samsung does not perform under its agreements with Ocean Rig and Ocean Rig is unable to enforce certain refund guarantees with third-party bankers due to an outbreak of war, bankruptcy or otherwise, Ocean Rig may lose all or part of its investment, which would have a material adverse effect on Ocean Rig’s results of operations, financial condition and cash flows.

Military action, other armed conflicts, or terrorist attacks have caused significant increases in political and economic instability in geographic regions where Ocean Rig operates and where the newbuilding drillships are being constructed.

Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world’s financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where Ocean Rig (i) operates and (ii) has contracted with Samsung to build its four newbuilding drillships. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt Ocean Rig’s operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect Ocean Rig in ways it cannot predict at this time.

The derivative contracts Ocean Rig has entered into to hedge its exposure to fluctuations in interest rates could result in higher than market interest rates and charges against Ocean Rig’s income.

As of June 30, 2011, Ocean Rig has entered into interest rate swaps for the purpose of managing its exposure to fluctuations in interest rates applicable to indebtedness under its credit facilities, which was drawn at a floating rate based on LIBOR. Ocean Rig’s hedging strategies, however, may not be effective and it may incur substantial losses if interest rates move materially differently from Ocean Rig’s expectations. Ocean Rig’s existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. Ocean Rig recognizes fluctuations in the fair value of these contracts in its income statement. In addition, Ocean Rig’s financial condition could be materially adversely affected to the extent it does not hedge its exposure to interest rate fluctuations under its financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which it has not entered into an interest rate swap or other hedging arrangement. Any hedging activities Ocean Rig engages in may not effectively manage its interest rate exposure or have the desired impact on its financial conditions or results of operations. At June 30, 2011, the fair value of Ocean Rig’s interest rate swaps was a liability of $93.4 million.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which Ocean Rig operates could result in a higher tax rate on its worldwide earnings, which could result in a significant negative impact on Ocean Rig’s earnings and cash flows from operations.

Ocean Rig conducts its worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, Ocean Rig is subject to changing tax laws, treaties and regulations in and between countries in which it operates. Ocean Rig’s income tax expense is based upon its interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of Ocean Rig’s deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on its worldwide earnings, and such change could be significant to its financial results. If any tax authority successfully challenges Ocean Rig’s operational structure, inter-company pricing policies or the taxable presence of its operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to Ocean Rig’s structure; or if it loses a material tax dispute in any country, particularly in the U.S., Canada, the U.K., Turkey, Angola, Cyprus, Korea, Ghana or Norway, Ocean Rig’s effective tax rate on its worldwide earnings could increase substantially and Ocean Rig’s earnings and cash flows from these operations could be materially adversely affected.

Ocean Rig’s subsidiaries may be subject to taxation in the jurisdictions in which its offshore drilling activities are conducted. Such taxation would result in decreased earnings available to its shareholders. In the fourth quarter of 2008, Ocean Rig ASA initiated the process of transferring the domicile of its Norwegian entities that owned, directly or indirectly, the Leiv Eiriksson and the Eirik Raude to the Republic of the Marshall Islands and to liquidate the four companies in the Norwegian rig owning structure. The Leiv Eiriksson and the Eirik Raude were transferred to Marshall Islands corporations in December 2008. The present status of the four companies of the former Norwegian rig owning structure is that two of the companies were formally liquidated during December 2010 and the two remaining companies were formally liquidated during the second quarter of 2011.

OceanFreight shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the Ocean Rig shares arising in its particular situation under U.S. federal, state, local or foreign law.

United States tax authorities may treat Ocean Rig as a “passive foreign investment company” for United States federal income tax purposes, which may reduce Ocean Rig’s ability to raise additional capital through the equity markets.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Ocean Rig does not believe that it is currently a PFIC, although certain of its wholly-owned subsidiaries may be or have been classified as PFICs at any time through the conclusion of the 2008 taxable year. Based on Ocean Rig’s current operations and future projections, it does not believe that it or any of Ocean Rig’s subsidiaries have been, are or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year.

However, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept Ocean Rig’s position, and there is a risk that the IRS or a court of law could determine that Ocean Rig or one of its subsidiaries is a PFIC. Moreover, no assurance can be given that Ocean Rig or one of its subsidiaries would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

If the IRS were to find that Ocean Rig is or has been a PFIC for any taxable year, Ocean Rig’s U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation — Certain Material Tax Consequences — Material Tax Considerations with Respect to the Ownership and Disposition of Ocean Rig Common Stock”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Ocean Rig shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Ocean Rig shares. In the event Ocean Rig’s U.S. shareholders face adverse U.S. tax consequences as a result of investing in shares of Ocean Rig common stock, this could adversely affect Ocean Rig’s ability to raise additional capital through the equity markets. See “Taxation — Certain Material Tax Consequences — Material Tax Considerations with Respect to the Ownership and Disposition of Ocean Rig Common Stock” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if Ocean Rig was treated as a PFIC.

Ocean Rig may be subject to litigation that, if not resolved in its favor and not sufficiently insured against, could have a material adverse effect on Ocean Rig.

Ocean Rig may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of Ocean Rig’s business. Ocean Rig cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on it. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent and policies may not be located.

Ocean Rig has restated its previously reported financial statements for 2009. Investor confidence may be adversely impacted if Ocean Rig is unable to remediate the material weakness for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002.

As an operating subsidiary of DryShips, Ocean Rig has implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15 (c) under the Securities Exchange Act of 1934, or the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002. Following the effectiveness on August 26, 2011 of the registration statement on Form F-4 that Ocean Rig filed in connection with the Exchange Offer, Ocean Rig became a public company and Ocean Rig will be required to include in its annual report on Form 20-F its management’s report on, and assessment of, the effectiveness of Ocean Rig’s internal controls over financial reporting. In addition, Ocean Rig’s independent registered public accounting firm will be required to attest to and report on management’s assessment of the effectiveness of its internal controls over financial reporting. These management assessment and auditor attestation requirements will first apply to Ocean Rig’s annual report on Form 20-F for the year ending December 31, 2012. Ocean Rig restated its previously-reported consolidated financial statements for the year ended December 31, 2009 to reflect the correction of errors due to a material weakness in its internal control over financial reporting. For additional information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restatement of previously-issued financial statements for 2009” and Note 3 to Ocean Rig’s consolidated financial statements included elsewhere in this proxy statement / prospectus. If Ocean Rig fails to remediate the material weakness and therefore its internal controls over financial reporting remain ineffective, this could result in an adverse perception of Ocean Rig in the financial marketplace and cause Ocean Rig investors to lose confidence in its reported results.

Risk Factors Relating to Ocean Rig’s Common Stock

The market value for shares of Ocean Rig common stock may be highly volatile and subject to wide fluctuations.

Ocean Rig’s common stock currently trades on the Norwegian OTC market. Ocean Rig’s common stock commenced trading on the NASDAQ Global Select Market under the ticker symbol “ORIG” on October 6, 2011. Holders of Ocean Rig common stock therefore have limited access to information about prior market history on which to base their investment decision.

The market value for shares of Ocean Rig common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the share price of Ocean Rig common stock include:

•	actual or anticipated variations in Ocean Rig’s operating results;

•	changes in Ocean Rig’s cash flow, EBITDA or earnings estimates;

•	publication of research reports about Ocean Rig or the industry in which Ocean Rig operates;

•	increases in market interest rates that may lead purchasers of common stock to demand a higher expected yield which, if Ocean Rig distributions are not expected to rise, will mean Ocean Rig share price will fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness Ocean Rig incurs in the future;

•	additions or departures of Ocean Rig key personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Future sales of Ocean Rig’s common stock could have an adverse effect on Ocean Rig’s share price.

In order to finance the currently contracted and future growth of its fleet, Ocean Rig will have to incur substantial additional indebtedness and possibly issue additional equity securities. Additional common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of Ocean Rig’s existing common shareholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of Ocean Rig’s dividend payments to its common shareholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce Ocean Rig’s ability to pay dividends to its common shareholders. Ocean Rig’s debt will be senior in all respects to its shares of common stock, will generally include financial and operating covenants with which Ocean Rig must comply and will include acceleration provisions upon defaults thereunder, including Ocean Rig’s failure to make any debt service payments, and possibly under other debt. Because Ocean Rig’s decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond Ocean Rig’s control, Ocean Rig cannot predict or estimate the timing, amount or form of its capital raising activities in the future. Such activities could, however, cause the price of Ocean Rig’s shares of common stock to decline significantly.

As of September 30, 2011, DryShips owned 98,587,878 shares of Ocean Rig common stock. Following the merger of DryShips and OceanFreight, DryShips is expected to continue to own a majority of Ocean Rig’s outstanding shares of common stock. The shares of Ocean Rig common stock held by DryShips are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As shares of Ocean Rig common stock become eligible for sale under Rule 144, the volume of sales of Ocean Rig common stock on applicable securities markets may increase, which could reduce the market value of shares of Ocean Rig common stock.

At the closing of the purchase agreement, which occurred on August 24, 2011, the transferee of the Sellers acquired 1,570,226 shares of Ocean Rig common stock. Pursuant to the terms of the purchase agreement the shares acquired by such transferee are subject to a six-month restriction on post-acquisition transfer, or lock up. As shares of Ocean Rig common stock become eligible for sale, the volume of sales of Ocean Rig common stock on applicable securities markets may increase, which could reduce the market value of Ocean Rig common stock.

Ocean Rig is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the U.S.

Ocean Rig’s corporate affairs are governed by its second amended and restated articles of incorporation and second amended and restated bylaws and by the MIBCA. The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the U.S. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the MIBCA. The rights and fiduciary responsibilities of directors under the law of the

Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the MIBCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, Ocean Rig public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

It may not be possible for investors to enforce U.S. judgments against Ocean Rig.

Ocean Rig and all of its subsidiaries are incorporated in jurisdictions outside the U.S. and a substantial portion of Ocean Rig’s assets and those of its subsidiaries are located outside the U.S. In addition, a majority of Ocean Rig’s directors and officers and the experts named in this proxy statement / prospectus reside outside the U.S. and a substantial portion of the assets of its directors and officers and such experts are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon Ocean Rig, its subsidiaries or its directors and officers and such experts or to enforce a judgment against Ocean Rig for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which Ocean Rig or its subsidiaries are incorporated or where Ocean Rig’s assets or the assets of its subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against Ocean Rig or its subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against Ocean Rig or its subsidiaries, directors or officers and such experts based on those laws.

DryShips, Ocean Rig’s parent company, controls the outcome of matters on which Ocean Rig’s shareholders are entitled to vote.

DryShips owns approximately 75% of Ocean Rig’s outstanding common shares as of the date of this proxy statement / prospectus. Following the merger of DryShips and OceanFreight, DryShips is expected to continue to own a majority of Ocean Rig’s outstanding shares of common stock. DryShips will control the outcome of matters on which Ocean Rig’s shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips’ interests may be different from the interests of holders of Ocean Rig common stock and the commercial goals of DryShips as a shareholder, and Ocean Rig’s goals, may not always be aligned. The substantial equity interests held by DryShips may make it more difficult for Ocean Rig to maintain its business independence from other companies owned by DryShips and DryShips’ affiliates.

Ocean Rig depends on a director who is associated with affiliated companies which may create conflicts of interest.

Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. Economou, is also the Chairman, President and Chief Executive Officer of DryShips, its parent company, and has significant shareholdings in DryShips. Mr. Economou owes fiduciary duties to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting Ocean Rig and Ocean Rig’s customers. In addition Mr. Economou may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for Ocean Rig.

In addition, Cardiff provides services relating to Ocean Rig’s drilling units, under the Global Services Agreement. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou, who is also a director of DryShips. Vivid Finance Ltd., a company controlled by Mr. Economou, has been engaged by DryShips to act as a consultant on financing matters for DryShips and its subsidiaries, including Ocean Rig. See “Ocean Rig Related Party Transactions.” If any of these conflicts of interest are not resolved in Ocean Rig’s favor, the result could have a material adverse effect on Ocean Rig’s business.

Ocean Rig expects to incur increased costs as a result of becoming a public company.

On August 26, 2011, the SEC declared effective Ocean Rig’s registration statement on Form F-4 relating to the Exchange Offer. From the date that the registration statement has been declared effective, Ocean Rig has been a public reporting company. As a public company, Ocean Rig will incur significant legal, accounting, investor relations and other expenses that Ocean Rig did not incur prior to such date. In addition, Ocean Rig has become subject to the provisions of the Sarbanes-Oxley Act of 2002, SEC rules and stock exchange requirements. Ocean Rig expects these rules and regulations to increase its legal and financial compliance costs and to make some activities more time-consuming and costly. Ocean Rig estimates that it will have increased costs of approximately $0.7 million per year as a public company.

Anti-takeover provisions contained in Ocean Rig’s organizational documents could make it difficult for Ocean Rig shareholders to replace or remove Ocean Rig’s current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of Ocean Rig’s securities.

Several provisions of Ocean Rig’s second amended and restated articles of incorporation and second amended and restated bylaws could make it difficult for Ocean Rig’s shareholders to change the composition of Ocean Rig’s board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing Ocean Rig’s board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of Ocean Rig’s common stock entitled to vote generally in the election of directors;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to Ocean Rig’s board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, Ocean Rig entered into an Amended and Restated Stockholders Rights Agreement that makes it more difficult for a third party to acquire Ocean Rig without the support of Ocean Rig’s board of directors. Under the Amended and Restated Stockholders Rights Agreement, Ocean Rig’s board of directors has declared a dividend of one preferred share purchase right, or a right, to purchase one one-thousandth of a share of Ocean Rig’s Series A Participating Preferred Stock for each outstanding share of Ocean Rig’s common stock. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from Ocean Rig one one-thousandth of a share of Series A Participating Preferred Stock. The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire Ocean Rig without the approval of Ocean Rig’s board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire Ocean Rig. Because Ocean Rig’s board of directors will be able to approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by Ocean Rig’s board of directors.

Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” Ocean Rig’s second amended and restated articles of incorporation include provisions that prohibit Ocean Rig from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of Ocean Rig’s voting stock outstanding at the time the transaction commenced;

•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by Ocean Rig’s board of directors and authorized at an annual or special meeting of Ocean Rig’s shareholders by the affirmative vote of at least 66 2/3% of the outstanding Ocean Rig voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of Ocean Rig’s initial public offering under the Securities Act.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 15% or more of Ocean Rig’s outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, other than DryShips, provided, however, that the term “interested shareholder” does not include any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by Ocean Rig; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of Ocean Rig’s voting shares, except as a result of further action by Ocean Rig not caused, directly or indirectly, by such person. Further, the term “business combination,” when used in reference to Ocean Rig and any “interested shareholder” does not include any transactions for which definitive agreements were entered into prior to May 3, 2011, the date the second amended and restated articles of incorporation were filed with the Republic of the Marshall Islands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This proxy statement / prospectus and any other written or oral statements made by OceanFreight, Ocean Rig or on behalf of OceanFreight or Ocean Rig may include forward-looking statements which reflect OceanFreight’s or Ocean Rig’s current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Ocean Rig’s management’s or OceanFreight’s management’s examination of historical operating trends, data contained in OceanFreight or Ocean Rig records and other data available from third parties. Although OceanFreight or Ocean Rig, as applicable, believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond OceanFreight’s or Ocean Rig’s control, OceanFreight and Ocean Rig cannot assure you that OceanFreight or Ocean Rig, as applicable, will achieve or accomplish these expectations, beliefs or projections. Without limiting the foregoing, statements contained in the sections “The Transaction — OceanFreight’s Reasons for the Merger; Recommendation of the OceanFreight Special Committee and Board of Directors” and “The Transaction — Opinion of OceanFreight’s Financial Advisor” include forward-looking statements, which are not historical facts but instead represent only OceanFreight’s expectations, estimates and projections regarding future events.

In addition to these important factors and matters discussed elsewhere in this proxy statement / prospectus, important factors that, in OceanFreight’s, and Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•	the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for Ocean Rig’s various geographical operating sectors and classes of rigs;

•	hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•	political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond Ocean Rig’s control;

•	the level of expected capital expenditures and the timing and cost of completion of capital projects;

•	Ocean Rig’s ability to successfully employ its drilling units, procure or have access to financing, comply with loan covenants, liquidity and adequacy of cash flow for Ocean Rig’s obligations;

•	factors affecting Ocean Rig’s results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;

•	recruitment and retention of personnel; and

•	other important factors described in this proxy statement / prospectus under “Risk Factors.”

OceanFreight and Ocean Rig caution readers of this proxy statement / prospectus not to place undue reliance on these forward-looking statements, which speak only as of their dates. Ocean Rig and OceanFreight undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE SPECIAL MEETING

This proxy statement / prospectus is being provided to OceanFreight shareholders as part of a solicitation of proxies by the OceanFreight board of directors for use at the OceanFreight special meeting.

Date, Time and Place

The special meeting will be held at OceanFreight’s offices located at 80 Kifissias Avenue, GR 151 25, Amaroussion, Athens, Greece on November 3, 2011, at 10:00 a.m. local time.

Purpose of the Special Meeting

The purpose of the special meeting is to:

•	consider and vote upon the approval of the Agreement and Plan of Merger, dated as of July 26, 2011, among DryShips, Pelican Stockholdings Inc., and OceanFreight, as it may be amended or supplemented from time to time, pursuant to which Pelican Stockholdings Inc., a wholly-owned subsidiary of DryShips, will merge with and into OceanFreight, the separate corporate existence of Pelican Stockholdings Inc. will cease and OceanFreight will continue its corporate existence as the surviving corporation in the merger; and

•	transact such other business as may properly come before the special meeting or any adjournment thereof.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of shares of OceanFreight common stock at the close of business on the record date, October 7, 2011, are entitled to notice of and to vote at the OceanFreight special meeting. As of the record date, there were 5,946,180 shares of OceanFreight common stock issued and outstanding and entitled to vote at the OceanFreight special meeting. Each holder of OceanFreight common stock is entitled to one vote for each share of OceanFreight common stock owned as of the record date.

Upon the request of any shareholder at the special meeting or prior thereto, OceanFreight will provide at the special meeting a list of registered shareholders as of the record date, and of holders of bearer shares who as of the record date have qualified for voting.

Recommendation of the OceanFreight Special Committee

The OceanFreight Special Committee has:

•	unanimously determined that the merger agreement and transactions contemplated thereby, including the merger, are fair to and in the best interests of OceanFreight and OceanFreight’s shareholders (other than DryShips, Pelican Stockholdings Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited);

•	unanimously approved, adopted and declared advisable the merger agreement and purchase agreement and the transactions contemplated thereby, including the merger;

•	unanimously recommended that the adoption of the merger agreement be submitted to OceanFreight’s special meeting to consummate the merger; and

•	unanimously adopted the recommendation for approval and adoption of the merger agreement by the shareholders of OceanFreight.

Approval and Recommendation of the OceanFreight Board of Directors

The OceanFreight board of directors has:

•	unanimously determined that the merger agreement and transactions contemplated thereby, including the merger, are fair to and in the best interests of OceanFreight and OceanFreight’s shareholders (other than DryShips, Pelican Stockholdings Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited);

•	unanimously approved, adopted and declared advisable the merger agreement and purchase agreement and the transactions contemplated thereby, including the merger;

•	unanimously directed that the adoption of the merger agreement be submitted to OceanFreight’s special meeting to consummate the merger; and

•	unanimously adopted the recommendation by the OceanFreight board of directors for approval and adoption of the merger agreement by the shareholders of OceanFreight.

Quorum and Vote Required

One-third of the shares of OceanFreight common stock entitled to vote at any meeting of shareholders must be present in person or represented by proxy at the OceanFreight special meeting to constitute a quorum. A quorum must be present before a vote can be taken on the proposal to approve the merger agreement or any other matter except adjournment of the meeting due to the absence of a quorum.

The approval of the proposal to approve the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of OceanFreight common stock entitled to vote thereon.

Simultaneously with the execution of the merger agreement, DryShips; Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited, entities controlled by Mr. Kandylidis, the Chief Executive Officer of OceanFreight; and OceanFreight entered into a purchase agreement. Under the purchase agreement, DryShips acquired from the entities controlled by Mr. Kandylidis, on August 24, 2011, all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders will receive in the merger. DryShips has agreed to vote the OceanFreight shares it acquired “FOR” the approval of the merger agreement. Accordingly, approval of the merger agreement is assured.

If you do not vote, or you abstain from voting your shares with respect to the proposal to approve the merger agreement, it will have the same effect as a vote against the approval of the merger agreement.

The affirmative vote of a majority of the votes cast by the holders of OceanFreight common stock at the special meeting is required to approve the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies. If you do not vote, or you abstain from voting, your shares with respect to the proposal to approve such adjournment or postponement, it will have no effect on such proposal.

Broker non-votes are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on the proposal. If an OceanFreight shareholder’s broker holds such shareholder’s OceanFreight common stock in “street name,” the broker will vote such shareholder’s shares only if the shareholder provides instructions on how to vote by filling out the voter instruction form sent to the shareholder by his or her broker with this proxy statement / prospectus. Brokers and other nominees will not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote will have the same effect as a vote “against” the adoption of the merger agreement. Abstentions also will have the same effect as a vote “against” the proposal to approve the plan of merger contained in the merger agreement.

Voting; Proxies; Revocation

Holders of OceanFreight’s common stock as of the record date may submit a proxy or vote in person at the special meeting.

Voting in Person

OceanFreight shareholders who plan to attend the special meeting and wish to vote in person will be given a ballot at the special meeting. Please note, however, that OceanFreight shareholders who hold their shares in “street name,” and who wish to vote in person at the special meeting, must bring to the special meeting a proxy from the record holder of the shares authorizing such OceanFreight shareholder to vote at the special meeting.

Voting by Proxy

The vote of each OceanFreight shareholder is very important. Accordingly, OceanFreight shareholders who hold their shares as a record holder should complete, sign and return the enclosed proxy card whether or not they plan to attend the special meeting in person. OceanFreight shareholders should submit their proxy even if they plan to attend the special meeting. OceanFreight shareholders can always change their vote prior to the vote being taken at the special meeting. Voting instructions are included on the enclosed proxy card. If an OceanFreight shareholder properly gives his or her proxy, and submits it to OceanFreight in time to vote, one of the individuals named as such OceanFreight shareholder’s proxy will vote the shares as such OceanFreight shareholder has directed. A proxy card is enclosed for use by OceanFreight shareholders of record.

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If an OceanFreight shareholder holds shares of OceanFreight common stock as a record holder, he or she may submit a proxy by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise mailing it to OceanFreight. If an OceanFreight shareholder holds shares of OceanFreight common stock in “street name,” the OceanFreight shareholder will receive instructions from his or her broker, bank or other nominee that the OceanFreight shareholder must follow in order to vote his or her shares. OceanFreight shareholders who hold their shares in “street name” should refer to the voting instructions from their broker, bank or nominee that accompany this proxy statement / prospectus.

All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to approve and adopt the plan of merger contained in the merger agreement and “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate.

Revocation of Proxies

An OceanFreight shareholder may revoke his or her proxy, and change his or her vote at any time before the proxy is voted at the special meeting. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•	delivering a signed written notice of revocation to the Secretary of OceanFreight at:

OceanFreight Inc.
80 Kifissias Avenue
Amaroussion, 15125
Athens, Greece
Attn.: Secretary

•	submitting another proxy bearing a later date (in any of the permitted forms); or

•	attending and casting a ballot in person at the special meeting, although your attendance alone will not revoke your proxy.

If you hold your shares in “street name,” contact your broker, bank or other nominee regarding how to instruct your broker, bank or other nominee to revoke your proxy and change your vote and any deadlines for the receipt of these instructions.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to OceanFreight shareholders, OceanFreight is relying upon SEC rules that permit OceanFreight to deliver only one proxy statement / prospectus to multiple shareholders who share an address unless OceanFreight receives contrary instructions from any shareholder at that address. If you share an address with another shareholder and have received only one proxy statement / prospectus, you may call or write OceanFreight as specified below to request a separate copy of this document and OceanFreight will promptly send it to you at no cost to you:

OceanFreight Inc.
80 Kifissias Avenue
Amaroussion, 15125
Athens, Greece
+30-210-6140283

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the OceanFreight board of directors. In addition to solicitation of proxies by mail, OceanFreight will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of OceanFreight common stock and secure their voting instructions, if necessary. OceanFreight will reimburse the record holders for their reasonable expenses in taking those actions.

Proxies may be solicited by directors, officers and employees of OceanFreight in person or by telephone or other means, for which such persons will receive no special compensation.

Dissenters’ Rights of Appraisal

Under the MIBCA, a shareholder of a corporation has the right to vote against any plan of merger to which the corporation is a party. If such shareholders vote against the plan of merger, they may have the right to seek payment from their corporation of the appraised fair value of their shares (instead of the contractual merger consideration). However, the right of a dissenting shareholder under the MIBCA to receive payment of the appraised fair value of his shares is not available “for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.” It is the view of OceanFreight that since shares of OceanFreight common stock are listed on the NASDAQ Global Market, a dissenting holder of shares of OceanFreight common stock has no right under the MIBCA to receive payment for the appraised fair value of the shares.

THE TRANSACTION

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and the purchase agreement included as Annex A and Annex B to this proxy statement / prospectus, respectively. Ocean Rig and OceanFreight urge you to read carefully this entire proxy statement / prospectus, including the merger agreement and the purchase agreement included as Annex A and Annex B to this proxy statement / prospectus, for a more complete understanding of the transaction.

General Description of the Transaction

The boards of directors of DryShips and OceanFreight, the Audit Committee of the board of directors of DryShips, and the OceanFreight Special Committee have approved the merger agreement and the purchase agreement.

The merger agreement provides that Pelican Stockholdings Inc., a wholly-owned subsidiary of DryShips formed for the purpose of effecting the merger, will merge with and into OceanFreight. Following the merger, OceanFreight will become a wholly-owned subsidiary of DryShips and will continue its corporate existence under the laws of the Marshall Islands. Concurrently, the separate corporate existence of Pelican Stockholdings Inc. will terminate.

In the merger, each outstanding share of OceanFreight common stock (other than shares owned by OceanFreight, DryShips, Pelican Stockholdings Inc., or any of their respective direct or indirect subsidiaries, which will be cancelled) will be converted at the effective time of the merger into the right to receive (i) $11.25 in cash and (ii) 0.52326 shares of Ocean Rig common stock. Based on the last traded price as of July 25, 2011 of NOK89.00 (approximately $16.44 based on an exchange ratio of NOK5.41 / USD$1 as of July 25, 2011) for the shares of Ocean Rig on the Norwegian OTC, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt.

Under a purchase and sale agreement with entities controlled by Mr. Kandylidis, DryShips acquired from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This acquisition closed on August 24, 2011.

DryShips has committed to vote the OceanFreight shares it acquired in favor of the merger, which requires approval by a majority vote.

For additional and more detailed information regarding the legal documents that govern the transaction, including information about the conditions to the completion of the transaction and the provisions for terminating or amending the merger agreement and the purchase agreement, see “The Merger Agreement” and “The Purchase and Sale Agreement.”

Background of the Transaction

On May 23, 2011, Pankaj Khanna, the Chief Operating Officer of DryShips, informed Mr. Kandylidis, the Chief Executive Officer of OceanFreight, that DryShips was interested in investigating possible strategic transactions between DryShips and OceanFreight.

On May 27, 2011, OceanFreight held a board meeting during which Mr. Kandylidis informed the OceanFreight board of directors that he received an expression of interest from DryShips and the OceanFreight board of directors constituted a special committee comprised of its independent members, Messrs. John Liveris, George Biniaris and Panagiotis Korakas to evaluate, discuss and negotiate any proposal by DryShips for a strategic transaction and to make a recommendation to the OceanFreight board of directors at the appropriate time. Mr. John Liveris was appointed chairman of the OceanFreight Special Committee.

On June 1, 2011, Mr. Liveris sent a letter to Mr. Khanna requesting that all future communications be directed to him and that further clarification be provided on the type and nature of the “strategic alternatives” transaction that DryShips wished to pursue with OceanFreight. Mr. Liveris further asked what type of information DryShips wished to receive in connection with any further discussions and expressed the OceanFreight Special Committee’s preparedness to engage appropriate advisors and sign a non-disclosure agreement to facilitate an exchange of information and further discussions.

On June 8, 2011, Mr. Khanna sent a letter to the OceanFreight Special Committee outlining a proposed transaction. Pursuant to the proposal, DryShips would acquire a majority interest in OceanFreight held directly or indirectly by Mr. Kandylidis, and DryShips, as the new controlling shareholder of OceanFreight, would support its prospects by, among other things, offering to replace the existing credit facilities with new facilities or amend and guarantee the existing credit facilities. According to Mr. Khanna, DryShips’ guarantee would enable OceanFreight to borrow on modified terms that would enhance OceanFreight’s financial flexibility. Mr. Khanna stated that he believed that the DryShips’ investment and sponsorship, along with the flexibility created by the restructured credit facilities, would be perceived positively by OceanFreight investors, and that OceanFreight would have the opportunity to reintroduce itself to the public markets with the benefit of a high-profile strategic investor, solidified capital structure, and increased financial flexibility. Mr. Khanna noted that, although OceanFreight had improved its prospects over the last year by significantly lowering its average fleet age, lowering its leverage profile and expanding its charter coverage, it faced significant challenges. At the same time, Mr. Khanna provided a high priority due diligence list to the OceanFreight Special Committee and asked that OceanFreight enter into a non-disclosure agreement with DryShips.

On June 15, 2011, the OceanFreight Special Committee responded to Mr. Khanna’s letter acknowledging the benefits of a potential transaction with DryShips but stated its strong preference that all shareholders of OceanFreight participate in the transaction and receive the same consideration. The OceanFreight Special Committee requested that DryShips consider acquiring all the shares of OceanFreight, thereby potentially gaining full ownership of OceanFreight. Mr. Liveris noted that the OceanFreight Special Committee could not proceed with the execution of a non-disclosure agreement until a revised offer was received.

On June 17, 2011, Mr. Khanna sent a response to the OceanFreight Special Committee reiterating the rationale and benefits of the proposed transaction and, in addition, offering for DryShips to acquire, at a mutually acceptable price, OceanFreight’s newbuild contracts for its five VLOCs, of which two are unfinanced.

On June 21, 2011, the OceanFreight Special Committee responded to Mr. Khanna reiterating its preference for a transaction on equal terms for all OceanFreight shareholders either in the form of an offer being made for all shares on equal terms or in the form of an undertaking by Mr. Kandylidis whereby he would commit to extend DryShips’ offer for the shares held directly or indirectly by Mr. Kandylidis on a pro-rata basis to the remaining shareholders. The OceanFreight Special Committee informed Mr. Khanna that it may consider other alternatives to realize the value of OceanFreight’s stock for all shareholders. The OceanFreight Special Committee however indicated its willingness to sign a non-disclosure agreement and exchange due diligence material with DryShips.

On June 28, 2011, Mr. Khanna informed the OceanFreight Special Committee that DryShips was willing to proceed with a transaction which would involve an acquisition of all of the outstanding shares of OceanFreight common stock in which all shareholders would receive the same consideration per share, and that DryShips was willing to acquire all of the outstanding common stock of OceanFreight for $0.60 per share (or $12 per share on a 1-for-20 reverse stock split adjustment) in an all cash transaction, subject to satisfactory due diligence. A non-disclosure agreement was executed on the same day and on June 29, 2011, a full due diligence request list was provided to the OceanFreight Special Committee by DryShips.

On June 30, 2011, the OceanFreight Special Committee began to provide due diligence material to DryShips.

On July 1, 2011, the OceanFreight Special Committee held a meeting by telephone, attended by its financial advisor, Fearnley, and its legal advisor, Seward & Kissel LLP, to discuss various matters, including (i) informal discussions between Mr.  Liveris and Mr. Khanna of DryShips concerning the terms of the indicative expression of interest contained in DryShips’ June 28, 2011 letter to the OceanFreight Special Committee, and (ii) the general process, securities law and other considerations to be taken into account in connection with the proposed transaction, including Fearnley’s views on possible alternatives to the proposed transaction.

On July 4, 2011, Mr. Khanna requested that the OceanFreight Special Committee make management available for a due diligence call to review outstanding diligence items, which occurred on July 13, 2011.

On July 5, 2011, OceanFreight announced a 1-for-20 reverse stock split.

On July 8, 2011, DryShips held a Board Meeting where the OceanFreight transaction was discussed and the DryShips board of directors authorized the Audit Committee to negotiate the purchase of OceanFreight. The Audit Committee of independent directors of DryShips chaired by Harry Kerames was authorized by the board of directors of DryShips to formally review the terms and conditions of any proposed transaction and make its recommendation to the board of directors of DryShips at the appropriate time.

On July 11, 2011, Mr. Khanna informed the OceanFreight Special Committee that DryShips had reviewed the diligence materials that had been made available to it and had revised its proposal to acquire all of the outstanding shares of OceanFreight. Mr. Khanna noted that DryShips proposed to acquire (i) the approximately 50.5% ownership interest in OceanFreight held directly or indirectly by Mr. Kandylidis for $14 per share in cash and (ii) the remaining OceanFreight shares for shares of Ocean Rig presently owned by DryShips with an implied value of $16 per OceanFreight share. Mr. Khanna noted that the transaction would provide OceanFreight public shareholders with consideration reflecting a 148% premium to the then current trading price of OceanFreight shares as well as the opportunity to benefit from the potential upside in the Ocean Rig shares, and that DryShips believed that the shares of Ocean Rig were undervalued due to their lack of a public listing. Mr. Khanna offered to provide the OceanFreight Special Committee with any required diligence materials on Ocean Rig so that it could develop its own view on the value of the Ocean Rig shares. Mr. Khanna further noted that Ocean Rig was in the final stage of registering its shares with the SEC, and that DryShips’ management expected the Ocean Rig shares to begin trading on NASDAQ within the following months. Mr. Khanna suggested that the transaction be structured as a two-step transaction as follows: (i) acquisition of the shares held directly or indirectly by Mr. Kandylidis concurrently with the execution of a merger agreement between DryShips and OceanFreight and (ii) acquisition of the remaining OceanFreight shares after SEC registration of the Ocean Rig shares. The acquisition of these remaining OceanFreight shares would be completed either via an exchange offer or a one-step merger.

On July 12, 2011, the OceanFreight Special Committee informed DryShips that it could not recommend DryShips’ offer and that, in light of the underlying values of OceanFreight, the OceanFreight Special Committee deemed the offer price as insufficient. The OceanFreight Special Committee indicated that it believed an offer of at least $22.50 per share was warranted. The OceanFreight Special Committee also noted that it was not willing to present or recommend to the OceanFreight shareholders an offer which would preclude possible third-party offers. Therefore, Mr. Liveris suggested that the shares held directly or indirectly by Mr. Kandylidis be released to DryShips 60 days after the execution of the merger agreement, during which period the OceanFreight Special Committee should have the right to solicit and accept potential higher offers by third parties.

On July 13, 2011, the OceanFreight Special Committee made OceanFreight management available for a due diligence call to review outstanding diligence items.

On July 14, 2011, Mr. Khanna informed the OceanFreight Special Committee that DryShips had further revised its proposal and was willing to proceed with a transaction in which DryShips would acquire the shares held directly or indirectly by Mr. Kandylidis for $16 per share in cash and all other OceanFreight shares for shares of Ocean Rig in an offer which DryShips believed reflected an implied value of $18 per OceanFreight share.

On July 14, 2011, the OceanFreight Special Committee reiterated the position set out in its July 12th correspondence that the proposed offer did not reflect the underlying value of OceanFreight and that the offer did not address the OceanFreight Special Committee’s desire for equal treatment of all of OceanFreight’s shareholders. The OceanFreight Special Committee proposed that 50% of the consideration to all shareholders be paid in cash and the remaining 50% in the form of Ocean Rig shares valued at $17.50 per Ocean Rig share (the then trading level). The OceanFreight Special Committee communicated its view that an offer on this basis should be priced at $26 per OceanFreight share and all shareholders should be paid at the same time. The OceanFreight Special Committee indicated that it would want to seek third-party offers for a period of three weeks.

On July 15, 2011, Mr. Khanna informed the OceanFreight Special Committee that DryShips was willing to modify the proposed terms of the acquisition so that all shareholders of OceanFreight would receive the same cash and stock consideration. DryShips also proposed that while OceanFreight would not be permitted to solicit third-party acquisition proposals, in the event that the OceanFreight Special Committee were to receive an unsolicited superior proposal before the closing of the Exchange Offer, the OceanFreight Special Committee would be permitted to terminate the merger agreement with DryShips to accept the superior proposal after giving DryShips a customary opportunity to match the superior proposal. DryShips stated that it would expect to sign an agreement with Mr. Kandylidis in which he would agree to support the transaction, and that the agreement would terminate in the event the OceanFreight Special Committee terminated the merger agreement to accept an unsolicited superior proposal. In connection with the termination of the merger agreement, OceanFreight would be required to pay DryShips an agreed customary termination fee based on an enterprise value of OceanFreight reflecting the value of DryShips’ offer. Mr. Khanna noted that DryShips continued to review the diligence materials and would revert to the OceanFreight Special Committee in the following days to propose an aggregate “cash and share” purchase price.

On July 15, 2011, the OceanFreight Special Committee agreed, in light of the revised proposal from DryShips, to meet in person with DryShips and its advisors in Athens the following week to further discuss the transaction.

On July 19, 2011, the Audit Committee chairman of DryShips, Mr. Kerames, along with Mr. Khanna and the DryShips advisors, met with members of the OceanFreight Special Committee and its advisors to discuss the potential transaction. At the conclusion of the negotiations, the parties agreed in principle, subject to negotiation of definitive agreements reflecting other terms of the proposed transaction, DryShips’ completion of its due diligence review and board approval, on a transaction that would occur in two stages: (i) no less than four weeks after signing, DryShips would acquire the approximately 50.5% equity interest in OceanFreight held directly or indirectly by Mr. Kandylidis at a price per OceanFreight share equal to $11.25 in cash and 0.52326 shares of Ocean Rig and (ii) DryShips would acquire all other shares of OceanFreight for the same consideration by means of a one-step merger of a newly-formed subsidiary of DryShips with OceanFreight.

On July 20, 2011, OceanFreight requested certain due diligence material regarding Ocean Rig, which was thereafter provided.

On July 20, 2011, a meeting of the Audit Committee of DryShips was held at which the Audit Committee of DryShips indicated its preliminary approval to certain key proposed business terms of the transaction, subject to further advice from its advisors and final agreement on the terms and documentation.

On July 22, 2011, OceanFreight reached an agreement, subject to the negotiation of satisfactory documentation, with its lenders under its senior credit facility to waive the “change of control” event of default that the transaction would have triggered.

On July 25, 2011, the DryShips board of directors met to consider the transaction. After discussions by the DryShips board of directors with its advisors, the Audit Committee of DryShips recommended the transaction to the board of directors of DryShips. The board of directors of DryShips approved the transaction on the same date.

On July 25, 2011, the OceanFreight Special Committee met to approve the transaction. Fearnley, which acted as the financial advisor to the OceanFreight Special Committee, delivered its fairness opinion at the meeting by presenting its conclusion that the merger consideration to be received by the holders of OceanFreight common stock was fair from a financial point of view to such holders. Fearnley also delivered its written fairness opinion to the OceanFreight Special Committee on the same date. Subsequently, Seward & Kissel LLP, the legal advisor to OceanFreight, presented the structure of the transaction and discussed the duties and obligations applicable to the OceanFreight Special Committee. After the presentations, the OceanFreight Special Committee, among other things, unanimously approved and recommended the transaction to the board of directors of OceanFreight and unanimously approved and recommended that the merger agreement be submitted to the OceanFreight shareholders for their approval and that OceanFreight’s rights plan, the interested shareholder provisions of OceanFreight’s third amended and restated articles of incorporation, and the standstill provisions contained in its non-disclosure agreement with DryShips, be modified and/or waived in order to permit the consummation of the transaction. After reviewing the OceanFreight Special Committee’s recommendations, the OceanFreight board of directors, among other things, unanimously approved the transaction, unanimously directed that the merger agreement be submitted to the OceanFreight shareholders for their approval, and unanimously approved the foregoing modifications and/or waivers to OceanFreight’s rights plan, the interested shareholder provisions of OceanFreight’s third amended and restated articles of incorporation, and the standstill provisions contained in its non-disclosure agreement with DryShips, on the same date.

On July 26, 2011, the parties signed the merger agreement and the purchase agreement and announced the transaction.

On August 24, 2011, pursuant to the terms of the purchase agreement, DryShips acquired the OceanFreight shares held by the entities controlled by Mr. Kandylidis, representing a majority of the outstanding shares of OceanFreight. The consideration paid by DryShips for each OceanFreight share consisted of (x) $11.25 in cash and (y) 0.52326 shares of Ocean Rig common stock, with cash paid in lieu of fractional shares.

OceanFreight’s Reasons for the Merger; Recommendation of the OceanFreight Special Committee and Board of Directors

OceanFreight Special Committee

On May 27, 2011, following the receipt by Mr. Kandylidis of an expression of interest from DryShips, the OceanFreight board of directors constituted a special committee comprised of its independent members, Messrs. John Liveris, George Biniaris and Panagiotis Korakas, and authorized the OceanFreight Special Committee to review the transactions proposed by DryShips and alternatives thereto, and to evaluate, negotiate and make recommendations to the OceanFreight board of directors in connection with any proposed transaction. The OceanFreight Special Committee, with the advice and assistance of its legal and financial advisors, evaluated and negotiated the transaction, including the terms and conditions of the merger agreement and the related agreements, with DryShips. Following the negotiations, the OceanFreight Special Committee, among other things, (i) unanimously determined that the transactions contemplated by the merger agreement are fair and reasonable to, and in the best interests of, the OceanFreight shareholders (other than DryShips, Pelican Stockholdings Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited) and (ii) unanimously approved and recommended to the OceanFreight board of directors that the merger agreement and the transactions contemplated thereby, including the merger, be submitted to the OceanFreight shareholders for their approval.

In the course of reaching its determination and making the recommendation described above, the OceanFreight Special Committee considered a number of factors and a significant amount of information, including substantial discussions with its legal and financial advisors. The principal factors and benefits that the OceanFreight Special Committee believes support its conclusion are set forth below:

•	The current and historical prices of OceanFreight’s common stock and the fact that the per share merger consideration of $11.25 in cash and 0.52326 shares of Ocean Rig common stock represents a premium of approximately 109.6% over the closing price of $9.47 per share of OceanFreight’s common stock on July 25, 2011, the last trading day before the public announcement of the merger.

•	The OceanFreight Special Committee’s familiarity with the business, financial condition, results of operations, prospects and competitive position of OceanFreight, including the challenges faced by OceanFreight in the international dry bulk shipping industry and the prospects and challenges for continued growth and profitability of OceanFreight.

•	The OceanFreight Special Committee’s view that the merger is more favorable to OceanFreight’s shareholders than the possible alternatives to the merger, including continuing to operate OceanFreight as an independent publicly traded company or pursuing other strategic alternatives, because of the uncertain returns to such shareholders in light of OceanFreight’s business, operations, financial condition and obligations (including OceanFreight’s debt and newbuilding obligations), strategy and prospects, as well as the risks involved in achieving those returns, the uncertainties surrounding the availability of future equity or debt financing, the nature of the dry bulk shipping industry, and general industry, economic and market conditions, both on a historical and on a prospective basis.

•	The fact that the merger consideration contains a significant cash component, so that the transaction allows OceanFreight’s shareholders to realize immediately a considerable portion of their investment in cash and provides such shareholders with a level of certainty as to the value of their shares.

•	OceanFreight’s shareholders’ ability to participate in the potential growth of Ocean Rig following the merger, with the added condition that if the merger is not completed by January 26, 2012, due to delays with respect to the registration of the Ocean Rig shares with the SEC or the NASDAQ listing of such shares, the merger consideration payable for each OceanFreight share will be converted into $22.50 in cash.

•	The terms and conditions of the merger agreement, including (i) the limited conditions to DryShips’ obligations to close the merger, (ii) the ability of OceanFreight under certain conditions to consider unsolicited alternative acquisition proposals prior to August 23, 2011, and (iii) the restrictions on the conduct of Ocean Rig’s business prior to the completion of the merger.

•	Prior to the effective time of the merger, DryShips will not vote any shares of OceanFreight common stock owned beneficially or of record by it, Pelican Stockholdings Inc. or any of DryShips’ other subsidiaries in favor of the removal of any OceanFreight director or in favor of the election of any director not approved by the OceanFreight Special Committee.

•	The opinion of Fearnley, dated July 25, 2011, to the OceanFreight Special Committee as to the fairness as of such date, from a financial point of view, of the merger consideration to the holders of OceanFreight’s common stock, based upon and subject to the factors and assumptions, limitations, qualifications and other matters set forth in the written opinion. See “— Opinion of OceanFreight’s Financial Advisor” and Annex C to this proxy statement prospectus.

The OceanFreight Special Committee also considered a variety of risks and other potential negative factors concerning the merger agreement, the merger and the transactions contemplated thereby, including the following:

•	The risks and costs associated with the merger not being completed in a timely manner or at all, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation arising from the merger agreement or the transactions contemplated thereby.

•	The recent decline in dry bulk charter rates and the uncertainty as to whether and to what extent the dry bulk charter market would recover, including the impact that this decline may have had on the price that DryShips was willing to pay to acquire OceanFreight.

•	DryShips would acquire the OceanFreight shares held by entities controlled by Mr. Kandylidis, representing a majority of the outstanding shares of OceanFreight, prior to the merger. DryShips would commit to vote the OceanFreight shares so acquired “FOR” the approval of the merger agreement.

•	Under the terms of the merger agreement, (i) OceanFreight may not solicit other acquisition proposals and (ii) OceanFreight, in certain circumstances, may be required to pay DryShips a $4.5 million termination fee if the merger agreement is terminated.

•	The risk that, while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied, and, as a result, it is possible that the merger may not be completed even if approved by OceanFreight’s shareholders.

•	The restrictions on the conduct of OceanFreight’s business prior to the completion of the merger.

•	The fact that the OceanFreight Special Committee did not solicit alternative proposals prior to executing the merger agreement.

•	That the merger consideration was fixed and therefore the value of the consideration payable to OceanFreight shareholders would decrease in the event that the value of Ocean Rig shares decreased prior to closing.

•	That OceanFreight shareholders will not be entitled to appraisal rights under Marshall Islands law.

•	The substantial transactional costs and expenses expected to be incurred by OceanFreight in connection with the proposed transaction.

•	The interests of OceanFreight’s directors and management in the merger, including those described under the section entitled “— Interests of OceanFreight’s Directors and Officers in the Merger.”

•	Various other applicable risks associated with OceanFreight and the merger, including those described under the section entitled “Risk Factors” beginning on page 29.

The above discussion is not exhaustive, but it addresses the material factors considered by the OceanFreight Special Committee in connection with the proposed transaction. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the OceanFreight Special Committee does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the OceanFreight Special Committee may have given different weight to different factors. This explanation of the OceanFreight Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The OceanFreight Special Committee unanimously recommends that OceanFreight’s shareholders vote “FOR” the approval of the proposal to adopt the merger agreement and to approve the merger.

OceanFreight Board of Directors

The OceanFreight board of directors met on July 25, 2011, to consider the merger agreement and the transactions contemplated thereby. On the basis of the OceanFreight Special Committee’s recommendations and the other factors described below, the OceanFreight board of directors, among other things, (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, OceanFreight and its shareholders (other than DryShips, Pelican Stockholdings Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited), (ii) adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) resolved to recommend to the OceanFreight shareholders that they approve the merger agreement and the transactions contemplated thereby, including the merger. See “— Background of the Transaction.”

In determining that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of OceanFreight and its shareholders (other than DryShips, Pelican Stockholdings Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited), the OceanFreight board of directors considered:

•	the unanimous determination and recommendation of the OceanFreight Special Committee; and

•	the factors considered by the OceanFreight Special Committee as described in “— OceanFreight’s Reasons for the Merger; Recommendation of the OceanFreight Special Committee and Board of Directors — OceanFreight Special Committee,” including the positive factors and potential benefits of the merger agreement and the merger and the risks and potentially negative factors relating to the merger agreement and the merger.

The above discussion is not exhaustive, but it addresses the material factors considered by the OceanFreight board of directors in connection with the proposed transaction. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the OceanFreight board of directors does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The OceanFreight board of directors discussed the factors described above and asked questions of OceanFreight’s management and its advisors. This determination was made after the OceanFreight board of directors considered all of the factors as a whole. In addition, individual members of the OceanFreight board of directors may have given different weight to different factors. This explanation of the OceanFreight board of directors’ reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Based in part on the recommendation of the OceanFreight Special Committee, the OceanFreight board of directors, by the unanimous vote of the directors, recommends that OceanFreight’s shareholders vote “FOR” the approval of the proposal to adopt the merger agreement and to approve the merger.

Opinion of OceanFreight’s Financial Advisor

On July 25, 2011, at a meeting of the OceanFreight Special Committee held to evaluate the proposed transaction, Fearnley delivered to the OceanFreight Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated July 25, 2011, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the merger consideration to be received by the holders of OceanFreight common stock was fair from a financial point of view to such holders.

The full text of Fearnley’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Fearnley. This opinion is included as Annex C to this proxy statement / prospectus. Fearnley’s opinion was provided for the benefit of the OceanFreight Special Committee in connection with, and for the purpose of, its evaluation of the merger, and addresses only the fairness of the merger consideration to be received by the holders of OceanFreight common stock from a financial point of view. The opinion does not address any other aspect of the proposed transaction, and does not constitute a recommendation as to how any holder of OceanFreight common stock should vote with respect to the merger or any matter related thereto. The summary of Fearnley’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of shares of OceanFreight common stock are urged to read Fearnley’s opinion carefully and in its entirety.

In arriving at its opinion, Fearnley, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available financial and other information about OceanFreight, and held discussions with members of senior management of OceanFreight concerning such matters;

•	reviewed certain information furnished to Fearnley by the management of OceanFreight, including financial forecasts and analyses, relating to the business, operations and prospects of OceanFreight, and held discussions with members of senior management of OceanFreight concerning such matters;

•	reviewed the share trading price history and valuation multiples for OceanFreight common stock and Ocean Rig common stock and compared them with those of certain publicly traded companies that Fearnley deemed relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Fearnley deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Fearnley deemed appropriate.

In connection with its review and analysis and in rendering its opinion, Fearnley assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by OceanFreight and DryShips or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Fearnley. Fearnley relied upon the assurances of the respective managements of OceanFreight and DryShips that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In connection with its review, Fearnley did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did it conduct a physical inspection of any of the properties or facilities of, OceanFreight or DryShips, nor did Fearnley assume any responsibility to obtain any such evaluations or appraisals.

Projecting future results of any company is inherently subject to uncertainty. With respect to the financial forecasts provided to and examined by Fearnley, OceanFreight informed Fearnley, and Fearnley assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of OceanFreight as to the future financial performance of OceanFreight. Fearnley expressed no opinion as to the financial forecasts provided to it by OceanFreight or the assumptions on which they were made.

Fearnley’s opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of the opinion. Fearnley expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it became aware after the date of the opinion.

Fearnley made no independent investigation of any legal or accounting matters affecting OceanFreight or DryShips, and Fearnley assumed the correctness in all respects material to its analysis of all legal and accounting advice given to OceanFreight, the OceanFreight Special Committee and the OceanFreight board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to OceanFreight and its shareholders. In addition, in preparing its opinion, Fearnley did not take into account any tax consequences of the transaction to any holder of OceanFreight common stock. Fearnley also assumed that in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on OceanFreight, DryShips, Ocean Rig or the contemplated benefits of the merger.

Fearnley’s opinion does not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to OceanFreight, nor does it address the underlying business decision by OceanFreight to engage in the merger or the terms of the merger agreement or the documents referred to therein. In addition, Fearnley was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of OceanFreight, other than the holders of shares of OceanFreight common stock. Fearnley expressed no opinion as to the price at which shares of OceanFreight common stock or Ocean Rig common stock would trade at any time. Furthermore, Fearnley did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of OceanFreight’s officers, directors or employees, or any class of such persons, in connection with the merger.

The following is a brief summary of the material financial analyses presented to the OceanFreight Special Committee in connection with Fearnley’s opinion on July 25, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Fearnley’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Fearnley’s financial analyses. Quantitative information set forth below, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to July 25, 2011, and is not necessarily indicative of current or future market conditions. Financial data of OceanFreight set forth below was based on OceanFreight public filings and certain financial forecasts and estimates prepared by OceanFreight’s management that the OceanFreight Special Committee directed Fearnley to utilize for purposes of its analyses.

Analysis

Calculation of offer value

Fearnley assumed that the offer value to the holders of OceanFreight common stock corresponded to approximately $20.14 per share of OceanFreight as of July 22, 2011, the last trading day prior to the release of Fearnley’s opinion. This offer value would consist of the cash consideration of $11.25 and the assumed market value of the Ocean Rig settlement shares which would amount to approximately $8.89 per share of OceanFreight.

Fearnley noted that there was considerable uncertainty in the valuation of the Ocean Rig settlement shares, as these were at the relevant time only traded in the over-the-counter market in Oslo, Norway. The assumed value of the Ocean Rig settlement shares was based on the trading price on the over-the-counter market as of July 22, 2011, which was approximately $17 per share. Fearnley noted that Ocean Rig had undertaken a $500 million share placement in December 2010 at $17.50 per share, and also noted that the trading price had fluctuated since that placement. Fearnley further noted that a contemplated listing of Ocean Rig’s shares on NASDAQ could have a positive impact on the trading volume and investor attractiveness and potentially on the pricing of Ocean Rig’s shares.

Comparison of offer value to share price

Fearnley noted that the closing price of OceanFreight common stock on July 22, 2011, the last trading day prior to the release of Fearnley’s opinion was $7.06. Based on this closing price and the offer value as set out above, the offer value represented a premium of approximately 185%.

Fearnley also noted that the trading price of the OceanFreight common stock had been subject to a significant decline over a period of at least 36 months. Similar declines have been experienced for many other companies in the maritime sector, and may be a reflection of declines in underlying ship values.

Net asset value analysis

Fearnley performed a net asset value analysis for OceanFreight’s fleet using two alternative valuation estimates that OceanFreight management had received from outside ship valuation companies. The estimates included fair market value estimates for each vessel in OceanFreight’s fleet as well as fair market value estimates of each of OceanFreight’s contracted vessels under construction (referred to as “new-build vessels”), as if each such new-build vessel was a readily delivered vessel.

Fearnley subtracted OceanFreight’s net debt and remaining new-build commitments, as estimated by OceanFreight’s management as of June 2011, from the total fair market value of OceanFreight’s fleet, to arrive at a “Steel Net Asset Value.”

As the fair market value estimates assume that each vessel can be chartered at prevailing market rates, to the extent applicable, Fearnley adjusted values to reflect the anticipated cash flows over the life of the vessel’s existing charter. Fearnley added these values to the Steel Net Asset Value to arrive at an implied net asset value for OceanFreight’s owned fleet. In the calculation of such charter values, Fearnley discounted the difference between actual rates under the respective charters and the assumed market rates for similar charters, with a discount rate of 8% p.a. The assumed market rates were based on available market sources, in-house assessments and discussions with OceanFreight management.

The fair market value estimates provided were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller. There can be no assurance that these values can be realized in actual transactions. Fearnley noted, in particular, that current sale and purchase activity in the maritime market is limited and that the valuations must therefore be regarded as uncertain. In order to reflect this uncertainty, Fearnley provided calculations of alternative net asset values if the aggregate value of vessels and charters were to be reduced by 10% and 20%.

The results of these analyses were as follows:

Value in $ millions
except per share data

	Estimate 1	Estimate 2

Fair market of sailing vessels	196	204
Fair market value of new-build vessel	265	250
Other fixed assets	5	5
Less: Net debt	(133)	(133)
Less: New-build commitments	(254)	(254)
Steel net asset value	79	72
Plus: Charter rate impact	57	57
Net asset value	137	130
Number of shares outstanding	5.9	5.9
Net asset value per share	$23.03	$21.85
Impact of 10% reduction in value of vessels, new-build vessels and charters
Net asset value	85	79
Net asset value per share	$14.31	$13.25
Impact of 20% reduction in value of vessels, new-build vessels and charters
Net asset value	33	28
Net asset value per share	$5.60	$4.66

Based on these analyses, Fearnley derived an implied net asset value per share range for OceanFreight’s common stock of $21.85 to $23.03, before application of any adjustments to reflect the uncertainty of such valuations. Fearnley’s calculations of alternative net asset values based on such adjustments resulted in a significantly lower implied net asset value per share range for OceanFreight’s common stock.

Fearnley further noted that OceanFreight has large new-build obligations that are partially unfunded. While part of the funding requirements can be assumed to be available in the debt market, there is also a strong likelihood that such funding will also require additional equity. Fearnley noted that in its view, equity raising is challenging at present and may therefore be dilutive to shareholders. Such dilution is not taken into account in the calculation of net asset value above.

Fearnley’s opinion was provided for the information of the OceanFreight Special Committee in its evaluation of the merger and did not constitute a recommendation of the merger to OceanFreight or a recommendation to any holder of OceanFreight common stock as to how that holder should vote on any matters relating to the merger.

The preceding discussion is a summary of the material financial analyses furnished by Fearnley to the OceanFreight Special Committee, but does not purport to be a complete description of the analyses performed by Fearnley or of its presentation to the OceanFreight Special Committee. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Fearnley made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Fearnley believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Fearnley, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Fearnley and its opinion.

In its analyses, Fearnley made numerous assumptions with respect to OceanFreight, DryShips, Ocean Rig, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of OceanFreight, DryShips and Ocean Rig. Any estimates contained in Fearnley’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of OceanFreight, DryShips, Ocean Rig, the OceanFreight Special Committee or board of directors, the DryShips board of directors, Ocean Rig or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Fearnley’s analyses were prepared solely as part of Fearnley’s analysis of the fairness of the merger consideration and were provided to the OceanFreight Special Committee in that connection. The opinion of Fearnley was only one of the factors taken into consideration by the OceanFreight Special Committee in making its determination to approve the merger agreement and the merger. See the section of this proxy statement / prospectus entitled “— OceanFreight’s Reasons for the Merger; Recommendation of the OceanFreight Special Committee and Board of Directors.”

Miscellaneous

Under the terms of Fearnley’s engagement, OceanFreight has agreed to pay Fearnley for its financial advisory services in connection with the proposed transaction an aggregate fee of approximately $501,709, of which approximately $351,709 is contingent upon the consummation of the merger. In addition, OceanFreight has agreed to reimburse Fearnley for its reasonable and documented out-of-pocket expenses, and to indemnify Fearnley and related parties against liabilities relating to or arising out of its engagement.

In the ordinary course of its business, Fearnley and its affiliates may trade or hold securities of OceanFreight, DryShips, Ocean Rig and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Fearnley may seek to, in the future, provide financial advisory and financing services to OceanFreight, DryShips, Ocean Rig or entities that are affiliated with OceanFreight, DryShips or Ocean Rig, for which Fearnley would expect to receive compensation. Fearnley has in the past provided services to Ocean Rig, including as a lead manager in its $500 million private placement of equity in December 2010 and as a lead manager in its $500 million private placement of unsecured bonds in April 2011.

Interests of OceanFreight’s Directors and Officers in the Merger

In considering the recommendation of the OceanFreight board of directors to vote for the approval of the merger agreement, OceanFreight’s shareholders should be aware that certain members of the OceanFreight board of directors and executive officers have interests that are different from, and/or in addition to, the interests of OceanFreight’s shareholders generally. These interests, to the extent material, are described below. The independent members of the OceanFreight board of directors were aware of these differing interests and potential conflicts and considered them, among other matters, in evaluating and negotiating the merger agreement, the merger, and other transactions contemplated by the merger agreement and in recommending to OceanFreight’s shareholders that the merger agreement be approved.

Purchase and Sale Agreement

Entities controlled by Mr. Kandylidis, the Chief Executive Officer of OceanFreight, are parties to the purchase agreement under which DryShips purchased on August 24, 2011 the Seller Shares owned by these entities for consideration per share equal to (x) $11.25 in cash and (y) 0.52326 shares of Ocean Rig common stock (with cash paid in lieu of fractional shares). See “The Purchase and Sale Agreement.”

Consultancy Agreement

OceanFreight and Steel Wheel Investments Limited, a company wholly-owned by Mr. Kandylidis, the Chief Executive Officer of OceanFreight, entered into a consultancy agreement, effective January 1, 2008, which granted Steel Wheel Investments Limited the right, upon a change of control of OceanFreight, to cease providing services to OceanFreight and collect from OceanFreight a change of control payment equal to three times the annual base fee under the consultancy agreement. The consultancy agreement, as subsequently amended, provided for an annual base fee payable to Steel Wheel Investments Limited of €900,000. Pursuant to an addendum to the consultancy agreement dated July 25, 2011, OceanFreight and Steel Wheel Investments Limited modified the consultancy agreement to provide that the consultancy agreement would terminate upon the closing of the merger (rather than upon the earlier change of control resulting from DryShips’ acquisition of OceanFreight shares pursuant to the purchase agreement) at which time Steel Wheel Investments Limited would receive its €2.7 million change of control payment (3x the €900,000 annual base fee). Under the addendum, OceanFreight and Steel Wheel Investments Limited agreed that Mr. Kandylidis will continue to provide his services as Chief Executive Officer and member of the OceanFreight board of directors, and Steel Wheel Investments Limited is entitled to the continued payment of its base fee, until the later of December 31, 2011 or the closing of the merger.

Employment Agreements

Under the terms of the merger agreement, DryShips has agreed to use its reasonable best efforts to enter into employment agreements with OceanFreight’s President and Chief Operating Officer, Demetris Nenes, and Chief Financial Officer, Solon Dracoulis.

Director and Officer Indemnification and Insurance

Under the terms of the merger agreement, from the effective time of the merger through the sixth anniversary of the effective time of the merger, DryShips will cause OceanFreight, as the surviving corporation, to indemnify and hold harmless to the fullest extent permitted by law each current and former director and officer of OceanFreight and its subsidiaries against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any litigation, claim, actions, proceedings, arbitrations, mediations or investigations, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person was a director, officer or fiduciary agent of OceanFreight or its subsidiaries, whether such fact existed or occurred at or prior to the effective time of the merger.

Under the terms of the merger agreement, for six years after the effective date of the merger, DryShips must cause OceanFreight, as the surviving corporation, to maintain provisions in the articles of incorporation and bylaws of OceanFreight or any successor regarding elimination of liability of directors and officers of OceanFreight, indemnification of directors and officers of OceanFreight and advancement of expenses that are no less advantageous to the intended beneficiaries than the provisions existing on the date of the merger agreement.

Under the terms of the merger agreement, either OceanFreight must obtain and fully pay the premium for the non-cancellable extension of directors’ and officers’ insurance policies and OceanFreight’s existing fiduciary liability insurance policies for a discovery period of at least six years for claims relating to any time before the effective time of the merger or DryShips must cause OceanFreight, as the surviving corporation, to maintain OceanFreight’s existing cover or equivalent cover for at least six years, subject to a cap on the cost of such cover.

Legal and Advisory Fees

Under the purchase agreement, all legal fees and other advisory fees up to an aggregate of $1,500,000 incurred by entities controlled by Mr. Kandylidis in connection with the sale of their shares of OceanFreight common stock to DryShips will be paid by OceanFreight upon the consummation of the merger.

Restricted Stock

In connection with the closing of the purchase agreement, which occurred on August 24, 2011, restricted OceanFreight stock held by certain of OceanFreight’s officers and directors and their affiliates vested.

The table below sets forth the restricted OceanFreight common stock held by certain of OceanFreight’s directors and officers and their affiliates and the amount of stock that vested in connection with the closing of the purchase agreement:

Outstanding Shares of
OceanFreight Restricted Stock
that Vested in Connection
with the Closing of the
Name	Purchase Agreement

Steel Wheel Investments Limited (a company controlled by Mr. Kandylidis)	33,333
Tsunami Shipping Inc. (a company controlled by Demetris Nenes)	556
Waylon International Limited (a company controlled by Solon Dracoulis)	222
Sturgeon International Corp. (a company controlled by Konstandia Papaefthymiou)	111
John Liveris	778
Panagiotis Korakas	111
Konstantinos Kandylidis	111

TOTAL:	35,222

Procedures for Exchanging Shares of OceanFreight Stock and Distribution of the Merger Consideration

Prior to the completion of the merger, DryShips will deposit or cause to be deposited with an exchange agent, which will be appointed by DryShips, the cash portion of the merger consideration and shares of Ocean Rig common stock to be issued in the merger. DryShips will make available to the exchange agent, from time to time, additional cash sufficient to pay cash in lieu of fractional shares of OceanFreight common stock that would be issued in the merger and any dividends or other distributions with respect to the shares of Ocean Rig common stock to which holders of shares of unsurrendered shares of OceanFreight common stock after the completion of the merger may be entitled.

Shortly after the completion of the merger, the exchange agent will send a letter of transmittal and instructions to each OceanFreight shareholder for use in effecting the surrender of the OceanFreight stock certificates in exchange for the merger consideration. Upon proper surrender of an OceanFreight stock certificate for exchange and cancellation to the exchange agent, together with a letter of transmittal and such other documents as may be specified in the instructions, an OceanFreight shareholder will be entitled to receive the merger consideration.

Six months after the completion of the merger, DryShips may require the exchange agent to deliver to it the remaining cash and shares of Ocean Rig common stock held by the exchange agent. Any OceanFreight shareholder who has not by that time exchanged the shares of OceanFreight common stock may be entitled to look to DryShips for the merger consideration. DryShips, Pelican Stockholdings Inc. or the exchange agent will not be liable to any person in the event that any merger consideration is delivered to a public official pursuant to abandoned property, escheat and other similar laws.

Until an OceanFreight shareholder exchanges its OceanFreight stock certificates for merger consideration, such shareholder will not receive any dividends or other distributions in respect of any shares of Ocean Rig common stock to which the OceanFreight shareholder is entitled in connection with that exchange. Once an OceanFreight shareholder exchanges its OceanFreight stock certificates, such shareholder will receive, without interest, any dividends or distributions with a record date after the completion of the merger and payable with respect to the shares of Ocean Rig common stock such shareholder received.

If an OceanFreight shareholder’s OceanFreight stock certificate has been lost, stolen or destroyed, such shareholder may receive the merger consideration upon the making of an affidavit of that fact. Such shareholder may be required to post a bond in a reasonable amount as an indemnity against any claim that may be made with respect to the lost, stolen or destroyed OceanFreight stock certificate.

After the completion of the merger, there will be no further transfer on the stock transfer books of OceanFreight and any certificated shares of OceanFreight common stock presented to the exchange agent or OceanFreight for any reason will be cancelled and exchanged for the merger consideration.

Accounting Treatment of the Merger

DryShips intends to account for the merger under the “acquisition method” as defined under ASC 805 Business Combinations. Under the acquisition method, the aggregate consideration paid by DryShips in connection with the transaction will be allocated to OceanFreight’s net assets based on their estimated fair values as of the completion of the merger. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill. This method may result in the carrying value of assets, including goodwill, acquired from OceanFreight being substantially different from the former carrying values of those assets. The purchase price allocation is subject to refinement as DryShips completes the valuation of the assets acquired and liabilities assumed. The results of operations of OceanFreight will be included in DryShips’ consolidated results of operations only for periods subsequent to the completion of the acquisition.

Delisting and Deregistration of OceanFreight Common Stock

Shares of OceanFreight common stock currently trade on the NASDAQ Global Market under the stock symbol “OCNF.” When the merger is completed, the OceanFreight common stock currently listed on the NASDAQ Global Market will cease to be quoted on the NASDAQ Global Market and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. The description may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the merger agreement, which is included as Annex A to this document. Ocean Rig urges you to read the entire merger agreement carefully.

The merger agreement contains representations and warranties that each of DryShips, Pelican Stockholdings Inc. and OceanFreight have made as of specific dates. The assertions made in those representations and warranties were made solely for purposes of the contract among DryShips, Pelican Stockholdings Inc. and OceanFreight and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Shareholders and other investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of DryShips, Pelican Stockholdings Inc. and OceanFreight or any of their respective subsidiaries or affiliates.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with the MIBCA, Pelican Stockholdings Inc. will merge with and into OceanFreight. Following the merger, the separate existence of Pelican Stockholdings Inc. will cease and OceanFreight will continue its corporate existence under the MIBCA as the surviving corporation in the merger.

Closing; Effective Time

Closing

Unless the parties agree otherwise, the closing of the merger will occur no later than the third business day after the satisfaction or waiver of all of the closing conditions (other than conditions that, by their nature, cannot be satisfied until the closing). See “— Conditions to the Merger” for a description of the conditions that must be satisfied or waived prior to the closing of the merger.

Effective Time

The merger will become effective when the articles of merger have been duly filed with the Registrar or Deputy Registrar of Corporations of the Marshall Islands or such time as DryShips, OceanFreight and Pelican Stockholdings Inc. may agree and specify in the articles of merger in accordance with the MIBCA. OceanFreight and Pelican Stockholdings Inc. will cause the articles of merger to be filed at the closing of the merger.

Merger Consideration

Except as described in the following paragraph, each share of OceanFreight common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $11.25 in cash and 0.52326 shares of Ocean Rig common stock, less any applicable withholding taxes; provided, however, if the closing of the merger occurs at any time after 5:30 p.m. New York time on January 26, 2012, at the effective time of the merger, each share of OceanFreight common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $22.50 in cash.

Each share of OceanFreight common stock held by OceanFreight as treasury stock immediately prior to the effective time will be canceled, and no payment will be made with respect thereto. Each share of OceanFreight common stock held by DryShips or any subsidiary of either OceanFreight or DryShips (including but not limited to Pelican Stockholdings Inc.) immediately prior to the effective time will be canceled, and no payment will be made with respect thereto.

Each share of Pelican Stockholdings Inc. common stock outstanding immediately prior to the effective time will be converted into and become one share of OceanFreight common stock with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of OceanFreight capital stock.

Exchange and Payment Procedures

Prior to the effective time of the merger, DryShips will deliver to an exchange agent reasonably acceptable to OceanFreight, for purposes of exchanging for the OceanFreight common stock, the appropriate amount of cash and certificates representing the appropriate number of shares of Ocean Rig common stock comprising the merger consideration. As soon as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal and instructions to the shareholders, which will explain how to surrender OceanFreight common stock certificates in exchange for the merger consideration.

Shareholders will not be entitled to receive the merger consideration until the OceanFreight stock certificate or certificates are surrendered to the exchange agent, together with a duly completed and executed letter of transmittal.

The merger consideration may be paid to a person other than the person in whose name the corresponding OceanFreight certificate is registered if the certificate is properly endorsed or is otherwise in the proper form for transfer. In addition, the person who surrenders such certificate or book-entry share must either pay any transfer or other applicable taxes or establish to the satisfaction of the exchange agent that such taxes have been paid or are not applicable.

No interest will be paid or will accrue on the cash payable upon surrender of the OceanFreight certificates. The exchange agent will be entitled to deduct and withhold, and pay to the appropriate taxing authorities, any applicable taxes from the merger consideration. Any sum which is withheld and paid to a taxing authority by the exchange agent will be deemed to have been paid to the person with regard to whom it is withheld.

No fractions of a share of Ocean Rig common stock will be paid in the merger, but each holder of shares of OceanFreight common stock otherwise entitled to a fraction of a share of Ocean Rig common stock will upon surrender of the certificate be entitled to receive an amount of cash (without interest) determined by multiplying $21.50 by the fractional share interest to which the holder would otherwise be entitled.

There will be no further registration of transfers of shares of OceanFreight common stock after the effective time of the merger. If, after the effective time of the merger, certificates are presented to OceanFreight, they will be canceled and exchanged for the merger consideration, except as otherwise required by applicable law.

DryShips and OceanFreight will not be liable to any OceanFreight shareholder for cash or shares of Ocean Rig common stock (including dividends or distributions) delivered to a public official as required by any applicable abandoned property, escheat or similar law.

Any portion of the cash or shares of Ocean Rig common stock made available to the exchange agent (and any interest or other income earned thereon) that remains unclaimed by shareholders of OceanFreight common stock six months after the effective time will be returned to DryShips, on demand, and any holder who has not exchanged shares of OceanFreight common stock for the merger consideration will thereafter look only to DryShips for payment of the merger consideration without any interest thereon.

The exchange agent will invest any cash in the exchange fund as directed by DryShips. Any interest and other income resulting from such investments will be paid to DryShips.

Representations and Warranties

OceanFreight made customary representations and warranties, generally qualified by, among other things, filings since January 1, 2010, by OceanFreight with the SEC. Some of these representations and warranties were made to DryShips as of specified dates. OceanFreight’s representations and warranties in the merger agreement include the following:

•	corporate organization and authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement and related filing obligations;

•	noncontravention and absence of a breach of organizational documents, law or material agreements;

•	capitalization and indebtedness;

•	status and ownership of subsidiaries;

•	filing, and accuracy of documents filed and to be filed with, the SEC, securities law compliance and disclosure controls and procedures and NASDAQ stock market compliance;

•	financial statements;

•	taxes and tax returns;

•	compliance with laws, orders and permits;

•	absence of certain changes and undisclosed liabilities;

•	tangible personal assets;

•	real property;

•	vessels and maritime matters;

•	material contracts;

•	absence of litigation which would challenge or delay the merger, or had had or would reasonably be expected to have a material adverse effect;

•	employee benefits;

•	labor and employment matters;

•	environmental matters;

•	insurance;

•	the opinion of the OceanFreight Special Committee’s financial advisor;

•	fees and commissions in connection with the merger agreement and the transactions contemplated thereby;

•	non-application of OceanFreight’s rights plan and anti-takeover laws and corporate provisions;

•	absence of undisclosed interested party transactions;

•	absence of certain business practices; and

•	absence of existing discussions with respect to acquisition.

DryShips also made customary representations and warranties, generally qualified by, among other things, filings since January 1, 2010, by DryShips with the SEC. Some of the representations and warranties were made to OceanFreight as of specified dates. DryShips’ representations and warranties in the merger agreement, which, as applicable, relate to DryShips, Ocean Rig and Pelican Stockholdings Inc., include the following:

•	corporate organization and authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement and related filing obligations;

•	noncontravention and absence of a breach of organizational documents, law or material agreements;

•	filing, and accuracy of documents filed and to be filed with, the SEC, securities law compliance and disclosure controls and procedures;

•	fees and commissions in connection with the merger agreement and the transactions contemplated thereby;

•	capitalization and indebtedness of Ocean Rig;

•	status and ownership of subsidiaries of Ocean Rig;

•	financial statements of Ocean Rig;

•	compliance of Ocean Rig with laws, orders and permits;

•	absence of certain changes and undisclosed liabilities of Ocean Rig;

•	material contracts of Ocean Rig;

•	tangible personal assets of Ocean Rig;

•	labor and employment matters of Ocean Rig;

•	environmental matters of Ocean Rig; and

•	absence of litigation which would challenge or delay the merger, or had had or would reasonably be expected to have a material adverse effect on Ocean Rig.

For purposes of the merger agreement, a “material adverse effect” with respect to OceanFreight means (i) a material adverse effect on the financial condition, business, assets (including vessels), liabilities, or results of operations of OceanFreight and OceanFreight’s subsidiaries, taken as a whole, other than an effect that arises or results from any of the following:

•	changes in applicable law or changes in GAAP;

•	changes in global political financial or securities markets or general global economic or political conditions;

•	changes or conditions generally affecting the industry in which OceanFreight and its subsidiaries operate;

•	acts of war, sabotage, terrorism or natural disasters;

•	other than for purposes of noncontravention and employee benefits compliance, the announcement or consummation of the transactions contemplated by the merger agreement and the purchase agreement;

except, in the case of the first four points above, to the extent such matter has a disproportionate effect on OceanFreight and its subsidiaries, taken as a whole, compared with other companies operating in the same industry; or (ii) any event, circumstance or effect that materially impairs the ability of OceanFreight to perform its obligations under the merger agreement or materially delays the consummation of the merger.

For purposes of the merger agreement, a “material adverse effect” with respect to Ocean Rig means a material adverse effect on the financial condition, business, assets, liabilities, or results of operations of Ocean Rig and Ocean Rig’s subsidiaries, taken as a whole, other than an effect that arises or results from any of the following:

•	changes in applicable law or changes in GAAP;

•	changes in global political financial or securities markets or general global economic or political conditions;

•	changes or conditions generally affecting the industry in which Ocean Rig and its subsidiaries operate;

•	acts of war, sabotage, terrorism or natural disasters;

•	the announcement or consummation of the transactions contemplated by the merger agreement and the purchase agreement;

except, in the case of the first four points above, to the extent such matter has a disproportionate effect on Ocean Rig and its subsidiaries, taken as whole, compared with other companies operating in the same industry.

For purposes of the merger agreement, a “material adverse effect” with respect to DryShips means any event, circumstance or effect that (i) materially impairs the ability of DryShips or Pelican Stockholdings Inc. to perform its obligations under the merger agreement or (ii) materially delays the consummation of the transactions contemplated by the merger agreement.

The representations and warranties in the merger agreement do not survive the effective time of the merger. If the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, except as described below under “— Effect of Termination” and “— Termination Fee and Expenses.”

Conduct of OceanFreight’s Business Pending the Merger

Under the merger agreement, OceanFreight has agreed to, during the period from the date of the merger agreement until the effective time of the merger, except as expressly contemplated or permitted by the merger agreement, carry on its business in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to:

•	preserve intact its present business organization, goodwill and material assets;

•	maintain in effect all governmental authorizations required to carry on its business as now conducted;

•	keep available the services of its present officers and other employees (provided that OceanFreight will not be required to increase the compensation of present officers and employees); and

•	preserve its present relationships with customers, suppliers and others with which it has a business relationship.

OceanFreight has also agreed to comply with a series of negative covenants.

Conduct of Ocean Rig’s Business Pending the Merger; Conduct of DryShips

Under the merger agreement, DryShips has agreed that, except as expressly required by the merger agreement or with OceanFreight’s prior written consent, during the period from the date of the merger agreement until the effective time of the merger, DryShips will cause Ocean Rig and each of Ocean Rig’s subsidiaries to carry on its business in the ordinary course and to use reasonable best efforts to:

•	preserve intact its business organization, goodwill and material assets;

•	maintain all required governmental authorizations;

•	keep available the services of its present officers and other employees, with certain exceptions; and

•	preserve present customer, supplier and other business relationships.

No Solicitation

OceanFreight and its subsidiaries have agreed to (and OceanFreight has agreed to use its reasonable best efforts to cause its or any of its subsidiaries’ representatives to) cease immediately any existing activities, solicitations, encouragements, discussions or negotiations with any party regarding an acquisition proposal.

During the period between the date of the merger agreement and the earlier of the termination of the merger agreement or the effective time of the merger, OceanFreight and its subsidiaries have agreed not to, directly or indirectly:

•	solicit or encourage any acquisition proposal;

•	enter into or participate in any discussions or negotiations with, furnish any information relating to OceanFreight or any of its subsidiaries or provide access to the business, properties, assets, books or records of OceanFreight or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an acquisition proposal;

•	fail to make, withdraw, or modify or amend in a manner adverse to DryShips the recommendation of either the OceanFreight Special Committee or the OceanFreight board of directors, or recommend any other acquisition proposal;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of OceanFreight or any of its subsidiaries;

•	approve, endorse, recommend, enter into, or make a public proposal regarding, any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an acquisition proposal, with the exception of a confidentiality agreement with a permitted third party;

•	approve any transaction under Article K of OceanFreight’s third amended and restated articles of incorporation (which relates to business combinations); or

•	redeem the rights issued to holders of OceanFreight’s common stock pursuant to the Second Amended and Restated Stockholder Rights Agreement, dated as of April 8, 2011, amend or modify or terminate OceanFreight’s rights plan or exempt any person from, or approve any transaction under, OceanFreight’s rights plan. On August 22, 2011 OceanFreight entered into the Third Amended and Restated Stockholders Rights Agreement pursuant to which the definition of “Acquiring Person” was amended in connection with the transactions contemplated by the merger agreement and the purchase agreement.

Any failure by a representative of OceanFreight and its subsidiaries to comply with the above restrictions is a breach by OceanFreight regardless of whether OceanFreight used its reasonable best efforts to cause compliance.

Notwithstanding these restrictions:

•	Prior to August 23, 2011, OceanFreight was permitted to: (i) engage in negotiations or discussions with any third party, that made an unsolicited written acquisition proposal after the date of the merger agreement that did not otherwise result from a breach of the merger agreement if the OceanFreight Special Committee reasonably believed in good faith, after consulting with external legal and financial advisors, that the proposal would reasonably have been expected to lead to a superior proposal (as defined below) and (ii) thereafter furnished to such third party non-public information relating to OceanFreight or any of its subsidiaries pursuant to a confidentiality agreement, if, in the case of the actions described in clauses (i) or (ii) above, the OceanFreight Special Committee determined in good faith, after consultation with outside legal counsel, that the failure to take such action would have been reasonably likely to result in a breach of its fiduciary duties under applicable law and OceanFreight had provided DryShips two business days notice of its intention to take any action discussed in (i) or (ii) above; provided that all such information provided or made available to such third party (to the extent that such information had not been previously provided or made available to DryShips) was provided or made available to DryShips, as the case may have been, prior to or substantially concurrently with the time it was provided or made available to such third party; and

•	Prior to OceanFreight’s shareholders approving the merger, the OceanFreight Special Committee or the OceanFreight board of directors may withdraw its recommendation in favor of the proposed merger in response to a material fact, event, change, development or set of circumstances (other than an acquisition proposal) arising during the period after the date of the merger agreement and before the approval of OceanFreight shareholders, which was not known or reasonably foreseeable by the OceanFreight Special Committee or the OceanFreight board of directors on the date of the merger agreement, if the failure to withdraw, modify or amend the recommendation would be reasonably likely to result in a breach of their fiduciary duties under applicable law; however, DryShips must be given at least five business days prior written notice by OceanFreight and, if requested by DryShips, OceanFreight will engage in good faith negotiations with DryShips during such five business day period to amend the agreement in such a manner that obviates the need for a withdrawal of the recommendation in favor of the proposed merger.

In addition, prior to August 23, 2011, OceanFreight had the right to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal or make an adverse recommendation in connection with a superior proposal if the superior proposal did not result from a breach of the non-solicitation provisions of the merger agreement, and the OceanFreight Special Committee reasonably determined in good faith after consultation with its outside counsel and financial advisors that the failure to take any such action would have breached its fiduciary duty to OceanFreight shareholders, provided that:

•	OceanFreight provided at least five business days written notice to DryShips prior to any such action, which notice would have had to satisfy certain requirements;

•	OceanFreight attached a copy of the current version of the proposed agreement relating to the superior proposal and disclosed the identity of the party making the superior proposal;

•	if requested by DryShips, OceanFreight would have been obligated to enter into good faith negotiations with DryShips during such five business day period to amend the merger agreement so that the superior proposal ceased to constitute a superior proposal; and

•	following the five business days notice to DryShips, the OceanFreight Special Committee determined in good faith, taking into account any changes to the DryShips/OceanFreight merger agreement proposed by DryShips, that the superior proposal continued to be a superior proposal. OceanFreight would have been required to provide a new written notice period of five business days to DryShips in the event of any financial or other material amendment to the superior proposal.

A “superior proposal” means a bona fide, unsolicited written acquisition proposal to acquire all of OceanFreight’s assets or common stock that:

•	is not subject to any financing condition and for which financing has been fully committed or is on hand or the OceanFreight Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably capable of being fully financed;

•	the OceanFreight Special Committee determines in good faith by a majority vote, after consultation with its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the person making the acquisition proposal; and

•	the OceanFreight Special Committee determines in good faith by a majority vote, after considering the advice of its financial advisor, would result in a transaction more financially favorable to OceanFreight’s shareholders than the merger contemplated by the merger agreement (after taking into account any amendment of the merger agreement or proposed increase to the merger consideration proposed by DryShips).

The OceanFreight Special Committee and the OceanFreight board of directors are not prohibited from complying with Rule 14e-2(a) under the Exchange Act, consistent with the requirements set forth above, or issuing a “stop, look and listen” disclosure of the type contemplated by Rule 14d-9(f) under the Exchange Act.

OceanFreight and the OceanFreight board of directors shall not take any of the actions described in the exceptions to the non-solicitation provisions described above unless OceanFreight:

•	first notifies DryShips promptly (but in no event later than 24 hours) after receipt by OceanFreight (or any of its representatives) of any third-party acquisition proposal, including the material terms and conditions thereof and the identity of the person making such acquisition proposal and its proposed financing sources, and shall keep DryShips reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such acquisition proposal; and

•	notifies DryShips promptly (but in no event later than 24 hours) after receipt by OceanFreight of any request for non-public information relating to OceanFreight or any of its subsidiaries or for access to the business, properties, assets, books or records of OceanFreight or any of its subsidiaries by any third party that has informed OceanFreight that it is considering making, or has made, an acquisition proposal.

Litigation

OceanFreight will promptly advise DryShips of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation involving OceanFreight or any of its officers or directors, or the OceanFreight Special Committee, relating to the merger agreement or the purchase agreement or the transactions contemplated thereunder and will keep DryShips informed and consult with DryShips regarding the status of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation on an ongoing basis. OceanFreight will cooperate with and give DryShips the opportunity to consult with respect to any defense or settlement relating thereto, and such settlement will not be agreed to without the prior written consent of DryShips.

DryShips will promptly advise OceanFreight of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation involving DryShips or Ocean Rig or any of its officers or directors, relating to the merger agreement or the purchase agreement or the transactions thereunder and will keep OceanFreight informed and consult with OceanFreight regarding the status of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation on an ongoing basis. DryShips will cooperate with and give OceanFreight the opportunity to consult with respect to the defense or settlement relating thereto.

Employee and Director Matters

Prior to the closing of the merger, DryShips will use reasonable efforts to enter into employment agreements, effective as of the closing of the merger, with Demetris Nenes and Solon Dracoulis in form and substance acceptable to DryShips and those employees.

Immediately prior to the closing of the merger, OceanFreight will pay all employment-related payments due in connection with, or as a result of, the closing of the merger. If the closing of the merger occurs prior to December 31, 2011, OceanFreight shall pay directors’ fees for the directors of OceanFreight through December 31, 2011.

Ocean Rig Common Stock

DryShips shall cause the shares of Ocean Rig common stock that are to be delivered to the holders of OceanFreight common stock pursuant to the surrender and payment provisions under the merger agreement to be free of any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance and restrictions on transfer, except those imposed by applicable law, and preemptive rights at the time of such delivery.

Covenants of DryShips

Obligations of Pelican Stockholdings Inc.

DryShips has agreed that it will take all necessary action to cause its wholly-owned subsidiary, Pelican Stockholdings Inc., to perform its obligations under the merger agreement.

Voting of DryShips Shares

DryShips has agreed that it will cause all shares of OceanFreight common stock owned beneficially or of record by it, Pelican Stockholdings Inc. or any of DryShips’ other subsidiaries to be voted in favor of adopting the merger agreement. Prior to the effective time of the merger, DryShips will not vote any such shares in favor of the removal of any OceanFreight director or in favor of the election of any director not approved by the OceanFreight Special Committee.

Indemnification and Director and Officer Liability

DryShips has agreed that it will cause OceanFreight, and OceanFreight has agreed that:

•	for six years after the effective time of the merger, OceanFreight will indemnify and hold harmless the present and former officers and directors of OceanFreight and its subsidiaries in respect of acts or omissions in their capacities as officers or directors prior to the effective time of the merger to the fullest extent permitted by the MIBCA or any other applicable law or provided under OceanFreight’s articles of incorporation and bylaws in effect on the date of the merger agreement;

•	for six years after the effective date of the merger, DryShips will maintain provisions in the articles of incorporation and bylaws of OceanFreight or any successor regarding elimination of liability of directors, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the provisions existing on the date of the merger agreement;

•	prior to the effective time of the merger, OceanFreight will obtain and fully pay the premium for the non-cancellable extension of directors’ and officers’ insurance policies and OceanFreight’s existing fiduciary liability insurance policies for a discovery period of at least six years for claims relating to any time before the effective time of the merger, or, OceanFreight shall, and DryShips shall cause OceanFreight to, maintain OceanFreight’s existing cover or equivalent cover for at least six years, subject to a cap on the cost of such cover;

•	if DryShips, OceanFreight or any of its successors or assigns consolidates or merges into any other entity or transfers or conveys substantially all its properties and assets, the surviving entity will assume the directors and officers’ liability provisions laid out in the merger agreement; and

•	the rights of any indemnified person will survive consummation of the merger and will be enforceable by each indemnified person.

Stock Exchange Listing

DryShips will use its reasonable best efforts to cause Ocean Rig to take all necessary actions under applicable laws and the rules of NASDAQ to ensure that the shares of Ocean Rig common stock comprising the merger consideration are listed on NASDAQ prior to or as of the effective time of the merger.

Covenants of DryShips and OceanFreight

DryShips and OceanFreight have agreed that:

•	as soon as reasonably practicable after the date of the merger agreement, DryShips and OceanFreight shall prepare, and DryShips shall cause Ocean Rig to file with the SEC, a registration statement on Form F-4 to register under the Securities Act the shares of Ocean Rig common stock to be distributed in the merger, which will include a prospectus with respect to the shares of Ocean Rig common stock and a proxy statement to be sent to OceanFreight’s shareholders relating to the OceanFreight shareholders’ meeting;

•	they will cooperate in the processing of the Form F-4 in order to cause the Form F-4 to be declared and remain effective under the Securities Act and comply with other applicable laws;

•	if prior to the effective time of the merger, any event or change occurs that requires an amendment or supplement to the Form F-4, they will inform the other thereof and cooperate in the filing of any amendment to the F-4 or the proxy statement required by law, and, if required disseminate such information to OceanFreight’s shareholders;

•	as soon as reasonably practicable after the date of the merger agreement, OceanFreight will give notice of, convene and hold a shareholders’ meeting to seek approval of the merger agreement, which approval shall be recommended by the OceanFreight Special Committee and the OceanFreight board of directors, except as set forth above, and which meeting shall be held, even if an adverse recommendation has been made;

•	OceanFreight and DryShips will use reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate the merger including promptly preparing and filing any required documentation and obtaining and maintaining all approvals, consents, registrations, permits authorization and other required confirmations. However, DryShips, Pelican Stockholdings Inc. and OceanFreight will not be required, without DryShips’ prior written consent, to consent to any sale or disposal of, or material restriction on, any material portion of the assets or business of the business of DryShips, OceanFreight, Pelican Stockholdings Inc. or any of their subsidiaries;

•	DryShips and OceanFreight will consult with each other before making any press release or communication with the press or public;

•	at and after the effective time of the merger, OceanFreight’s officers and directors will be authorized to execute and deliver on behalf of OceanFreight and Pelican Stockholdings Inc. any required deeds, bills of sale, assignments or assurances, and to take any actions to vest, perfect or confirm of record any and all right, title and interest in, to and under any of the rights, properties or assets of OceanFreight acquired as a result of or in connection with the merger;

•	prior to the effective time of the merger, OceanFreight will cooperate with DryShips and use reasonable best efforts to enable the de-listing of OceanFreight common stock from the NASDAQ Global Market and deregistration of OceanFreight common stock under the Exchange Act as promptly as practicable, and not more than ten days after the effective time of merger;

•	DryShips, OceanFreight and Pelican Stockholdings Inc. will each use reasonable best efforts to grant any approvals and take any actions reasonably necessary with relation to any antitakeover or similar statute or antitakeover provisions of their articles of incorporation or bylaws so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable; and

•	DryShips and OceanFreight will promptly notify each other of any notice relating to (i) alleged consent required, (ii) any governmental notice or communication, (iii) any actions, suits, claims, investigations or proceedings affecting or relating to OceanFreight, DryShips, or any of either of their respective subsidiaries, if notification would have been required pursuant to the merger agreement, (iv) any inaccuracy of any representation or warranty contained in the merger agreement that could reasonably be expected to cause closing of the merger not to occur, and (v) any failure of DryShips or OceanFreight to comply with any covenant, condition or agreement under the merger agreement.

Conditions to the Merger

Each party’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	the merger agreement shall have been approved by a majority of the outstanding OceanFreight common stock in accordance with the MIBCA;

•	no law, rule or regulation or any order, injunction, judgment, decree or similar requirement of any governmental authority to which any of the parties or by which any of the parties is subject or bound preventing or prohibiting the consummation of the merger shall be in effect;

•	the Form F-4 registration statement as to which this proxy statement / prospectus forms a part shall have become effective under the Securities Act and shall not be the subject of any stop order suspending or seeking to suspend the effectiveness of the statement; provided this condition need not be satisfied after 5:30 p.m. New York time on January 26, 2012; and

•	the shares of Ocean Rig common stock included in the merger consideration shall have been approved for listing on NASDAQ, subject to the completion of the merger; provided this condition need not be satisfied after 5:30 p.m. New York time on January 26, 2012.

The obligations of OceanFreight to effect the merger are also subject to the satisfaction by DryShips of the following conditions (as of the purchase agreement closing date, the merger closing date, and/or a specified date as set forth in the representation and warranty):

•	the representations and warranties of DryShips set forth in the merger agreement regarding organization and existence and authority to enter into the agreement being true and correct in all material respects (disregarding materiality and material adverse effect qualifications relating to DryShips and Ocean Rig); the representations and warranties of DryShips regarding capitalization of Ocean Rig set forth in the merger agreement shall be true and correct; and the other representations and warranties of DryShips set forth in the merger agreement or any other writing delivered by DryShips pursuant to the merger agreement shall be true and correct (disregarding materiality and material adverse effect qualifications relating to DryShips and Ocean Rig), except as, individually or in the aggregate, has not had or would not reasonably be expected to result in a material adverse effect of DryShips or Ocean Rig;

•	the performance by DryShips and Pelican Stockholdings Inc. in all material respects of the obligations required to be performed by them under the merger agreement;

•	since the date of the merger agreement, there shall not have been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on DryShips or Ocean Rig; and

•	DryShips shall have delivered to OceanFreight a certificate, executed by an executive officer of DryShips to the effect that the conditions set out above have been satisfied.

The obligations of DryShips and Pelican Stockholdings Inc. to effect the merger are also subject to the satisfaction by OceanFreight of the following conditions:

•	as of the earlier of the purchase agreement closing date, which occurred on August 24, 2011, or the merger closing date, or as of a specified date set forth in the representation and warranty, the representations and warranties of OceanFreight set forth in the merger agreement regarding organization, existence and authority to enter into the agreement, and non-compete arrangements being true and correct in all material respects (disregarding materiality and material adverse effect qualifications relating to OceanFreight); the representations and warranties of OceanFreight set forth in the merger agreement regarding capitalization being true and correct, and the other representations and warranties of OceanFreight set forth in the merger agreement or other writing delivered by OceanFreight pursuant to the merger agreement (disregarding materiality and OceanFreight material adverse effect qualifications) shall be true and correct, except where, individually or in the aggregate, it would not reasonably be expected to have an OceanFreight material adverse effect, and the receipt of an officer’s certificate to that effect;

•	the performance by OceanFreight in all material respects of the obligations required to be performed by it under the merger agreement, and the receipt of an officer’s certificate to that effect;

•	as of the earlier of the purchase agreement closing date, which occurred on August 24, 2011, or the merger closing date, or as of a specified date set forth in the representation and warranty, there shall not have been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on OceanFreight; and

•	OceanFreight shall have delivered to DryShips a certificate, executed by an executive officer of OceanFreight to the effect that the conditions set out above have been satisfied.

Notwithstanding the foregoing, if the closing of the purchase agreement occurs prior to the merger, as it did, the only condition OceanFreight will be required to satisfy is OceanFreight’s performance in all material respects of the obligations required to be performed by it under the merger agreement, and the delivery of an officer’s certificate to that effect.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, notwithstanding the approval of the merger agreement by the OceanFreight shareholders (provided that a majority vote of the OceanFreight Special Committee shall be necessary for termination by OceanFreight and the OceanFreight Special Committee may prosecute any action related to the merger agreement and the purchase agreement on behalf of OceanFreight):

•	by mutual written agreement of OceanFreight and DryShips;

•	by either OceanFreight or DryShips, if:

•	the effective time of merger shall not have occurred on or before March 26, 2012; or

•	there shall be any applicable law that prohibits OceanFreight, DryShips, or Pelican Stockholdings Inc. from consummating the merger and such prohibition shall have become final and nonappealable;

•	by OceanFreight, if DryShips and Pelican Stockholdings Inc. shall have breached or failed to perform any of their respective covenants or obligations required to be performed by each of them under the merger agreement, if any representation or warranty of DryShips and Pelican Stockholdings Inc. shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or event, change, circumstance, occurrence, effect or state of facts, individually or in the aggregate, has resulted or would reasonably be expected to result in material breach by DryShips, and such material breach by DryShips cannot be or, to the extent curable by DryShips or Pelican Stockholdings Inc., has not been cured by the earlier of March 26, 2012, and twenty days after giving written notice to DryShips of such breach or failure;

•	by OceanFreight, prior to August 23, 2011, in relation to a superior proposal (in accordance with the requirements set out above), provided that OceanFreight paid to DryShips the termination fee described below, and immediately following termination of the merger agreement OceanFreight entered into a definitive agreement with respect to a superior proposal;

•	by DryShips:

•	if OceanFreight shall have breached or failed to perform any of its covenants or obligations required under the merger agreement (other than the covenants or obligations relating to the prohibition on solicitation which are addressed above) which breach or failure to perform, individually or in the aggregate has resulted or would reasonably be expected to result in a material breach of covenant by OceanFreight, which cannot be or, to the extent curable by OceanFreight, has not been cured by the earlier of March 26, 2012 and twenty days after giving written notice to OceanFreight of such breach or failure; or

•	On or prior to the purchase agreement closing date, which occurred on August 24, 2011, if any representation or warranty of OceanFreight became untrue or if any other event, change, circumstance, occurrence, effect or state of facts occurred, in each case which failure to be true or any event, change, circumstance, occurrence, effect or state of facts, individually or in the aggregate, had resulted in or had reasonably been expected to result in the failure of a condition to DryShips’ obligation to close; and

•	by DryShips prior to the purchase agreement closing date, which occurred on August 24, 2011, if:

•	the OceanFreight Special Committee made an adverse recommendation in respect of the merger;

•	OceanFreight entered into a binding agreement (other than a confidentiality agreement contemplated by the merger agreement) with a third party relating to any acquisition proposal;

•	the OceanFreight Special Committee or the OceanFreight board of directors failed publicly to reaffirm its recommendation of the merger agreement or the merger within five business days of receipt of a written request by DryShips or Pelican Stockholdings Inc. to provide such reaffirmation following an acquisition proposal from a third party; or

•	OceanFreight or any of its representatives materially breached any of its obligations under the non-solicitation provisions under the merger agreement.

The party desiring to terminate the merger agreement as described above shall give written notice of such termination to the other party.

Effect of Termination

If the merger agreement is terminated as described above, the merger agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party), except that certain provisions of the merger agreement (including the provision for a termination fee) will remain in full force and effect and if the termination shall result from the intentional breach (meaning a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation), such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

Termination Fee and Expenses

If (i) the merger agreement is terminated by DryShips as a result of a material breach by OceanFreight of its covenants or obligations, (ii) an acquisition proposal to acquire at least 45% of the assets or common stock of OceanFreight is made prior to termination of the merger agreement, and (iii) prior to the first anniversary of the date of termination, OceanFreight enters into a definitive agreement with respect to or recommends to its shareholders any acquisition proposal involving 45% or more of the assets or common stock of OceanFreight or any such acquisition proposal shall have been consummated, then OceanFreight will be required to pay a termination fee of $4.5 million to DryShips in immediately available funds within two business days after the occurrence of the last of the events described in this paragraph.

Additionally, a termination fee would have been payable in two additional circumstances that are no longer applicable. First, if the merger agreement was terminated by DryShips prior to the closing of the purchase agreement, which occurred on August 24, 2011, and pursuant to the merger agreement in the event that (i) prior to the purchase agreement closing date, the OceanFreight Special Committee or the OceanFreight board of directors made an adverse recommendation, (ii) OceanFreight entered into a binding agreement (other than a confidentiality agreement contemplated by the merger agreement) relating to any third-party acquisition proposal, (iii) the OceanFreight Special Committee or the OceanFreight board of directors failed publicly to reaffirm its recommendation of the merger agreement or the transaction contemplated thereby within five business days of receipt of a written request by DryShips or Pelican Stockholdings Inc. to provide such a reaffirmation following any third-party acquisition proposal, or (iv) OceanFreight or any of its representatives materially breached any of its obligations relating to the prohibition on solicitation under the merger agreement, then OceanFreight would have been required to pay to DryShips in immediately available funds a termination fee of $4.5 million in cash within two business days after such termination.

Second, if the merger agreement was terminated by OceanFreight prior to August 23, 2011 after receipt of a superior proposal (and in accordance with the provisions set out above), then OceanFreight would have been required to pay to DryShips in immediately available funds a termination fee of $4.5 million in cash at the time of such termination.

OceanFreight acknowledges that the provisions relating to a termination fee are an integral part of the transactions contemplated by the merger agreement and that, without these termination fee provisions, DryShips would not have entered into the merger agreement. Accordingly, if OceanFreight fails promptly to pay any amount due to DryShips pursuant to the merger agreement, it shall also pay any costs and expenses incurred by DryShips or Pelican Stockholdings Inc. in connection with a legal action to enforce the merger agreement that results in a judgment against OceanFreight for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

DryShips and Pelican Stockholdings Inc. agree that, upon any termination of the merger agreement under circumstances where the termination fee is payable by OceanFreight pursuant to the merger agreement and such termination fee is paid in full, DryShips and Pelican Stockholdings Inc. shall be precluded from any other remedy against OceanFreight, at law or in equity or otherwise, and neither DryShips nor Pelican Stockholdings Inc. shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against OceanFreight or any of OceanFreight’s subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with the merger agreement or the transactions contemplated thereby.

Specific Performance

The parties to the merger agreement agree that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with the terms provided and that the parties shall be entitled to an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity.

Amendment and Waiver

Any provision of the merger agreement may be amended or waived prior to the effective time of the merger only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment shall require the approval of a majority of the OceanFreight Special Committee and (ii) after approval of the merger by OceanFreight shareholders, no amendment or waiver that would require the further approval of the OceanFreight shareholders under the MIBCA may be made without such further shareholder approval.

No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided under the merger agreement will be cumulative and not exclusive of any rights or remedies provided by applicable law.

Governing Law and Jurisdiction

The merger agreement is governed by New York law except to the extent that the law of the Marshall Islands is mandatorily applicable to the merger. The parties have consented to the jurisdiction of certain federal and state courts sitting in New York.

THE PURCHASE AND SALE AGREEMENT

The following is a summary of the material terms of the purchase agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the purchase agreement, which is included as Annex B to this document. Ocean Rig and OceanFreight urge you to read the entire purchase agreement carefully.

The purchase agreement contains representations and warranties that each of DryShips, the Sellers (defined below) and OceanFreight made as of specific dates. The assertions made in those representations and warranties were made solely for purposes of the contract among DryShips, the Sellers and OceanFreight and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the purchase agreement. In addition, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Shareholders and other investors are not third-party beneficiaries under the purchase agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of DryShips, the Sellers or OceanFreight or any of their respective subsidiaries or affiliates.

The Purchase

On July 26, 2011, DryShips entered into a purchase agreement with Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited, or collectively, the Sellers (each of which is controlled by Mr. Kandylidis) and OceanFreight, pursuant to which DryShips acquired approximately 50.5% of the shares of OceanFreight, or the Seller Shares.

Closing

The closing of the purchase and sale of the Seller Shares took place on August 24, 2011.

Purchase Consideration

The consideration paid by DryShips for each share of OceanFreight owned by the Sellers consisted of (x) $11.25 in cash and (y) 0.52326 shares of Ocean Rig common stock (with cash paid in lieu of fractional shares). If the merger converts into an all-cash transaction pursuant to the terms of the merger agreement, the Sellers or their designees will be entitled to require DryShips to purchase the shares of Ocean Rig common stock that the Sellers or their designees received pursuant to the purchase agreement for a price of $21.50 per share of Ocean Rig common stock in cash, and DryShips will have a reciprocal right to acquire those shares at the same price.

Voting Agreement; Irrevocable Proxy

For the term of the purchase agreement, each of the Sellers had agreed that at any shareholder meeting it would vote (or cause to be voted) all of its Seller Shares in favor of the approval and adoption of the merger agreement and the merger, and only as directed by DryShips with respect to any action that would reasonably be expected to (i) frustrate the purposes of the purchase or sale or the merger or any other transactions contemplated by the purchase agreement and the merger agreement, (ii) breach any representation, warranty, covenant or agreement in the purchase agreement or the merger agreement or result in any of their conditions not being satisfied, (iii) result in any extraordinary transaction involving OceanFreight (other than the merger) or (iv) result in certain changes of the business, management or the board of directors of OceanFreight. Each of the Sellers had further appointed DryShips as attorney-in-fact and proxy for and on behalf of such Seller, to attend any and all shareholder meetings and vote in accordance with the voting agreement.

Representations and Warranties

DryShips made customary representations and warranties to the Sellers. DryShips’ representations and warranties in the purchase agreement relate to:

•	corporate organization, due authorization to enter into, deliver, and carry out the obligations under, the purchase agreement and the enforceability of the purchase agreement;

•	valid issuance and freedom from liens, encumbrances and certain restrictions on transfer of the Ocean Rig common stock that was delivered to the Sellers;

•	absence of any claims for fees, commissions or compensation against the Sellers as a result of the purchase and sale;

•	non-contravention, as a result of the execution of the purchase agreement or implementation of the transactions contemplated thereby, of laws, regulations or orders to which DryShips is subject, or of contracts or other arrangements by which DryShips is bound; and

•	sophistication of DryShips as an investor and certain representations relating to compliance with the federal securities laws.

The Sellers also made customary representations and warranties to DryShips. The Sellers’ representations and warranties in the purchase agreement relate to:

•	corporate organization and due authorization to enter into, deliver, and carry out the obligations under, the purchase agreement, and the enforceability of the purchase agreement;

•	Mr. Kandylidis’ status as the controlling shareholder of each Seller, and each Seller’s ownership of the Seller Shares free from liens and encumbrances and with the ability to deliver the Seller Shares with good title and free from liens and encumbrances;

•	non-ownership of OceanFreight common stock (other than the Seller Shares), options, warrants or other rights to acquire OceanFreight common stock;

•	non-contravention, as a result of the execution of the purchase agreement or implementation of the transactions contemplated thereby, of laws, regulations or orders to which the Sellers or Mr. Kandylidis are subject, or of contracts or other arrangements by which the Sellers or Mr. Kandylidis are bound;

•	absence of certain restrictions on, or prerequisites to, transfer of the Seller Shares;

•	absence of claims for fees, commissions or compensation against DryShips as a result of the purchase and sale, except as described below under fees and expenses; and

•	sophistication of the Sellers as investors and certain representations relating to compliance with the federal securities laws.

OceanFreight also made certain representations and warranties to DryShips in the purchase agreement. Specifically, OceanFreight represented and warranted that it had irrevocably taken all actions required to:

•	exempt the transactions contemplated by the purchase agreement from all anti-takeover laws and provisions in the certificate of incorporation and bylaws;

•	avoid distribution and exercise of rights under OceanFreight’s rights plan; and

•	vest all of the Seller Shares and eliminate restrictions on their transfer.

Covenants

The purchase agreement contains certain covenants, including covenants relating to:

•	refraining from certain actions that are inconsistent with the purchase agreement or the merger agreement, and taking of certain actions to implement the same;

•	public announcements;

•	notification to DryShips in the case of acquisition by the Sellers of new shares of OceanFreight;

•	absence of any obligation to disclose material non-public information;

•	six-month restriction on post-acquisition transfer, or lock up, for the Ocean Rig shares acquired in the transaction by the Sellers or any of their assignees; and

•	undertaking of DryShips to cause Ocean Rig to provide customary registration rights at the end of the lock-up period in the event that the shares are not readily transferable on a basis exempt from registration under the U.S. securities laws.

Non-Solicitation

Pursuant to the purchase agreement, the Sellers agreed to cease all existing discussions and negotiations with any person with respect to any acquisition proposal with respect to OceanFreight as described in “The Merger Agreement — No Solicitation,” or any offer, proposal or indication of interest by a third party to purchase the Seller Shares. The Sellers agreed that they would not, and would use their reasonable best efforts to cause their officers, directors, agents or representatives not to, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any acquisition proposal with respect to OceanFreight or an offer, proposal or indication of interest by a third party to purchase the Seller Shares. The Sellers further agreed to notify the OceanFreight Special Committee upon receipt of any such proposal or upon receipt of a request for non-public information relating to the Seller Shares or OceanFreight and its subsidiaries.

Waivers

Each of the Sellers has irrevocably waived rights, if any, of dissenting shareholders in respect of the Seller Shares that may arise with respect to the merger or the transactions contemplated by the merger agreement.

Conditions to the Closing of the Purchase and Sale

Each party’s obligation to complete the sale of shares was subject to the satisfaction of the condition that no law, rule or regulation or any order, injunction, judgment decree or similar requirement of any governmental authority to which any of the parties or by which any of the parties was subject or bound, preventing or prohibiting the consummation of the purchase and sale, was in effect.

The obligation of DryShips to consummate the purchase was also subject to the satisfaction of the following conditions:

•	the satisfaction of the conditions to the obligations of DryShips and Pelican Stockholdings Inc. to consummate the merger as set forth in the merger agreement (except that those conditions that by their terms apply at the time the merger becomes effective shall be measured as if they applied as of the closing date of the purchase and sale, which occurred on August 24, 2011). See “The Merger Agreement — Conditions to the Merger” for a description of the conditions that have to be satisfied;

•	the performance by the Sellers in all material respects of their obligations required to be performed by them under the purchase agreement at or prior to the closing date of the purchase and sale, which occurred on August 24, 2011;

•	the representations and warranties of the Sellers and OceanFreight set forth in the purchase agreement being true and correct in all material respects as of the date of the purchase agreement and as of the closing date of the purchase and sale, which occurred on August 24, 2011, except for representations and warranties made as of a specified date which are being measured only as of such specified date.

The obligation of the Sellers to consummate the sale was also subject to the satisfaction of the following conditions:

•	the satisfaction of the conditions to the obligations of OceanFreight to consummate the merger set forth in the merger agreement (except that those conditions that by their terms apply at the effective time of the merger shall be measured as if they applied as of the closing date of the purchase and sale, which occurred on August 24, 2011). See “The Merger Agreement — Conditions to the Merger” for a description of the conditions that have to be satisfied;

•	the performance by DryShips in all material respects of its obligations required to be performed by it under the purchase agreement at or prior to the closing date of the purchase and sale, which occurred on August 24, 2011;

•	the representations and warranties of DryShips set forth in the purchase agreement being true and correct in all material respects as of the date of the purchase agreement and as of the closing date of the purchase and sale, which occurred on August 24, 2011, except for representations and warranties made as of a specified date which are being measured only as of such specified date.

Termination; Effect of Termination

Prior to the closing date of the purchase and sale, which occurred on August 24, 2011, DryShips and the Sellers had the right to terminate the purchase agreement by mutual written consent. The purchase agreement also would have terminated automatically as of the earlier of the termination of the merger agreement or the time the merger becomes effective.

If the purchase agreement had terminated, it would have become void and neither party would have had any liability to the other party, except that certain provisions of the purchase agreement would have remained in full force and effect and no party would have been released from any liabilities arising from its willful breach of any provision of the purchase agreement.

Expenses; Fees

The purchase agreement provides that all costs, fees and expenses incurred in connection with the purchase agreement will be paid by or on behalf of the party incurring such cost or expense, except for legal fees and advisory fees up to an aggregate maximum amount of $1,500,000 incurred in connection with the purchase agreement by the Sellers, which will be paid by OceanFreight upon consummation of the merger.

Assigns

Prior to the closing of the purchase and sale, which occurred on August 24, 2011, each Seller had the right to designate up to three persons to receive the purchase consideration in lieu of such Seller. In order to transfer the share portion of the purchase consideration to any such designee, the Seller was required to comply with various restrictions under the U.S. securities laws, including requirements relating to the exemption from registration under Regulation S for offshore transactions. Each of the Sellers designated an affiliate, Skidrow Investments Limited, to receive that part of the purchase consideration comprised of Ocean Rig common stock.

Governing Law and Jurisdiction

The purchase agreement is governed by New York law except to the extent that the law of the Republic of the Marshall Islands mandatorily applies to the documents relating to the transfer of the shares. The parties consented to the jurisdiction of certain federal and state courts sitting in New York.

OCEAN RIG CAPITALIZATION

The following table sets forth Ocean Rig’s cash position and consolidated capitalization as of June 30, 2011:

•	on an actual basis;

•	on an as adjusted basis to give effect to:

(i)   a net increase in bank debt, net of financing fees, of $641.3 million as a result of:

1.	proceeds, less financing fees, of $308.2 million under the Deutsche Bank credit facilities to fund construction costs of the Ocean Rig Poseidon;

2.	the repayment of $57.0 million under Ocean Rig’s $1.04 billion credit facility and the repayment of $16.7 million under the $800.0 million credit facility; and

3.	The drawdown of $406.8 million under the Deutsche Bank credit facilities to fund construction costs of the Ocean Rig Mykonos;

(ii)	the payment of $309.3 million to fund the final construction costs of the Ocean Rig Poseidon;

(iii)	the payment of $305.7 million to fund the final construction costs of the Ocean Rig Mykonos;

(iv) the payment of $4.7 million to fund the upgraded costs to the Ocean Rig Mykonos; and

(v)	a net decrease in restricted cash of $53.7 million as a result of:

1.	the restriction of $8.9 million due to the restructuring of the Deutsche Bank credit facilities; and

2.	the release of $62.6 million in cash collateral due to the restructuring of the Deutsche Bank credit facilities.

	As of June 30, 2011
	Actual	As Adjusted
	(In thousands of U.S. dollars)

Cash and cash equivalents	$191,744	$267,167

Restricted cash(1)	$220,192	$166,448

Total secured bank debt, including current portion	1,622,537	2,263,833
9.5% senior unsecured notes	500,000	500,000
Total debt(2)	$2,122,537	$2,763,833

Shareholders’ equity
Common stock, $0.01 par value; 1,000,000,000 shares authorized (actual and as adjusted); 131,696,928 shares issued and outstanding (actual and as adjusted)	1,317	1,317
Preferred stock, $0.01 par value; 500,000,000 shares authorized (actual and as adjusted); 0 shares issued and outstanding (actual and as adjusted)
Additional paid-in capital	3,467,301	3,467,301
Accumulated other comprehensive loss	(57,103)	(57,103)
Retained earnings	(506,525)	(506,525)

Total shareholders’ equity	2,904,990	2,904,990

Total capitalization	$5,027,527	$5,668,823

(1)	Restricted cash represents bank deposits to be used to fund loan installments coming due and minimum cash deposits required to be maintained with certain banks under Ocean Rig’s borrowing arrangements.

(2)	Includes $1.6 billion of secured and guaranteed debt and $0.5 billion of unsecured debt as of June 30, 2011 and $1.6 billion of secured and guaranteed debt and $0.5 billion of unsecured debt, which is not guaranteed, as of June 30, 2011, as so adjusted. As of June 30, 2011, DryShips provided guarantees under the two Deutsche Bank credit facilities. Ocean Rig’s $1.04 billion credit facility is guaranteed by certain of its subsidiaries.

OCEAN RIG MANAGEMENT’S DISCUSSION AND ANALYSIS OF OCEAN RIG’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Ocean Rig and its wholly-owned subsidiaries for the years and periods referenced below. You should read this section together with the historical consolidated financial statements, including the notes to those historical consolidated financial statements, for those same years and periods included in this document. All of the consolidated financial statements included herein have been prepared in accordance with U.S. GAAP. See “ — Results of Operations.”

This proxy statement / prospectus contains forward-looking statements. These forward-looking statements are based on Ocean Rig’s current expectations and observations. Included among the factors that, in Ocean Rig’s view, could cause actual results to differ materially from the forward-looking statements contained in this proxy statement / prospectus are those discussed in sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Ocean Rig is an international offshore drilling contractor providing oilfield services and drilling vessels for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig currently owns and operates two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, which was delivered to Ocean Rig on January 3, 2011, the Ocean Rig Olympia, which was delivered to Ocean Rig on March 30, 2011, the Ocean Rig Poseidon, which was delivered to Ocean Rig on July 28, 2011, and the Ocean Rig Mykonos, which was delivered to Ocean Rig on September 30, 2011. Ocean Rig has newbuilding contracts with Samsung for the construction of three seventh generation, advanced capability ultra-deepwater drillships. These newbuilding drillships are currently scheduled for delivery in July 2013, September 2013 and November 2013, respectively.

History of Ocean Rig

Ocean Rig was formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips.

Ocean Rig’s predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and contracted for the construction of its two operating drilling rigs, the Leiv Eiriksson and the Eirik Raude. The shares of Ocean Rig ASA traded on the Oslo Stock Exchange from January 1997 to July 2008.

In December 2007, Primelead Limited, Ocean Rig’s wholly-owned subsidiary, acquired approximately 30.4% of the outstanding capital stock of Ocean Rig ASA from Cardiff, a company controlled by the Chairman, President and Chief Executive Officer of DryShips and Ocean Rig. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares through a series of transactions through April 2008, Ocean Rig launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law. In May 2008, Ocean Rig concluded a guarantee facility of NOK5.0 billion, or $974.5 million, and a term loan facility of $800 million, which Ocean Rig refers to collectively as the Acquisition Facility, in order to guarantee the purchase price of the shares of Ocean Rig ASA acquired through the mandatory offer. Ocean Rig gained control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in Ocean Rig’s consolidated financial statements as of May 15, 2008. As of July 10, 2008, Ocean Rig held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, which it acquired at a total cost of $1.4 billion.

With respect to the acquisition of Ocean Rig ASA, discussed above, DryShips purchased 4.4% of the share capital of Ocean Rig ASA from companies affiliated with its Chairman, President and Chief Executive Officer. In March 2009, DryShips contributed to Ocean Rig all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and Ocean Rig Mykonos. In May 2009, Ocean Rig acquired the equity interests of Drillships Holdings Inc., the owner of the Ocean Rig Corcovado and the Ocean Rig Olympia, from third parties and entities affiliated with Ocean Rig’s Chairman, President and Chief Executive Officer and, in exchange, Ocean Rig issued to the sellers common shares equal to 25% of its total issued and outstanding common shares as of

May 15, 2009. In connection with the acquisition the Ocean Rig Corcovado and the Ocean Rig Olympia, Ocean Rig incurred debt obligations of $230.0 million, which have been repaid in full. In July 2009, DryShips acquired the remaining 25% of its total issued and outstanding capital stock from the minority interests held by third parties and entities controlled by Ocean Rig’s Chairman, President and Chief Executive Officer for a $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Stock with an aggregate face value of $280.0 million, following which Ocean Rig became a wholly-owned subsidiary of DryShips.

On December 21, 2010, Ocean Rig completed the sale of an aggregate of 28,571,428 of its common shares (representing approximately 22% of Ocean Rig’s outstanding common stock) in the private offering. A company controlled by Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 shares, or 2.38% of Ocean Rig’s outstanding common stock, in the private offering at the offering price of $17.50 per share. Ocean Rig received approximately $488.3 million of net proceeds from the private offering, of which Ocean Rig used $99.0 million to purchase an option contract from DryShips, its parent company, for the construction of up to four ultra-deepwater drillships, as discussed below. Ocean Rig applied the remaining proceeds to partially fund remaining installment payments for its newbuilding drillships and for general corporate purposes.

Following the completion of Ocean Rig’s private offering on December 21, 2010, DryShips owned approximately 78% of Ocean Rig’s outstanding common stock. As of the date of this proxy statement / prospectus, DryShips owns approximately 75% of Ocean Rig’s outstanding common stock.

On April 27, 2011, Ocean Rig completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds from the notes offering of approximately $487.5 million are expected to be used to finance Ocean Rig’s newbuilding drillships program and for general corporate purposes. See “Business — Description of Indebtedness.”

Drilling Rigs

Ocean Rig drilling rigs are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 7,500 feet. Since 2001, it has drilled 35 deepwater and ultra-deepwater wells in a variety of locations, including Angola, Congo, Norway, the U.K. and Ireland in addition to five shallow-water wells. In October 2009, the Leiv Eiriksson completed the Shell contract. In April 2009, the Leiv Eiriksson entered into a three-year contract with Petrobras Oil & Gas for drilling operations in the Black Sea, offshore of Turkey, which was originally scheduled to expire in October 2012, but pursuant to an agreement with Petrobras Oil & Gas, the contract terminated on April 10, 2011.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 47 deepwater and ultra-deepwater wells in countries such as Canada, Ghana, Norway and the U.K., and the Gulf of Mexico, in addition to six shallow-water wells. In October 2008, the Eirik Raude commenced a three-year contract with Tullow Oil. The contract is scheduled to expire in October 2011.

Drillships

Ocean Rig took delivery of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, its four sixth generation, advanced capability ultra-deepwater drillships on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively. In addition, Ocean Rig has entered into contracts with Samsung for the construction of three seventh generation advanced capability ultra-deepwater drillships, Ocean Rig’s seventh generation hulls, which are scheduled for delivery in July 2013, September 2013 and November 2013, respectively.

Ocean Rig drillships are “sister-ships” constructed by the same shipyard to the same or similar design and specifications. Ocean Rig has secured employment for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos but not for its seventh generation hulls.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $755.7 million, $756.9 million, $791.8 million and $784.4 million, respectively. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of September 30, 2011, Ocean Rig had made an aggregate of $726.7 million of construction and construction-related payments for its three seventh generation hulls and has remaining total construction and construction-related payments relating to these drillships of approximately $1.2 billion in the aggregate.

On November 22, 2010, DryShips, Ocean Rig’s parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement was novated by DryShips to Ocean Rig on December 30, 2010, at a cost of $99.0 million, which Ocean Rig paid from the net proceeds of a private offering of its common shares that Ocean Rig completed in December 2010. In addition, Ocean Rig paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, Ocean Rig entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted Ocean Rig the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to its drillships and its seventh generation hulls, with certain upgrades to vessel design and specifications. Ocean Rig did not pay slot reservation fees in connection with its entry into this addendum.

As of the date of this proxy statement / prospectus, Ocean Rig has exercised three of the six options and, as a result, has entered into shipbuilding contracts for its three seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. Ocean Rig has made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with its exercise of the three newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

Ocean Rig may exercise its three newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. Ocean Rig estimates the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for its seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to Ocean Rig. The amount of the slot reservation fees for its seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Recent Employment Contracts

On October 11, 2010, Ocean Rig entered into contracts with Vanco for the Ocean Rig Olympia to drill a total of five wells for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The drillship commenced the contracts upon its delivery on March 31, 2011. The aggregate contract term is for approximately one year, subject to Ocean Rig’s customer’s option to extend the term at the same dayrate for (i) one additional well, (ii) one additional year, or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five well program reaches its target depth.

On December 21, 2010, Ocean Rig entered into an agreement with Petrobras Oil & Gas pursuant to which the Leiv Eiriksson was released from the Petrobras contract on April 10, 2011 and, after its release, the rig commenced a contract with Cairn, which is described below.

In connection with the agreement described above, Ocean Rig entered into a 544-day contract, plus a mobilization period, with Petrobras Tanzania for the Ocean Rig Poseidon, which the drillship commenced in July

2011, for drilling operations offshore of Tanzania and West Africa at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, Ocean Rig is entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus fuel costs.

On January 3, 2011, Ocean Rig entered into a contract with Cairn for the Leiv Eiriksson for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million, plus fuel costs. The contract period will expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011.

On January 3, 2011, Ocean Rig entered into and commenced a contract of approximately ten months with Cairn for the Ocean Rig Corcovado for drilling operations in Greenland at a maximum operating dayrate of $560,000. In addition, Ocean Rig is entitled to a mobilization fee of $17.0 million, plus fuel costs and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day for the winterization upgrade. The Ocean Rig Corcovado commenced drilling and related operations under this contract in May 2011. The contract period is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011.

On May 5, 2011, Ocean Rig entered into a contract with Borders & Southern for the Leiv Eiriksson for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000, plus a $3.0 million fee payable upon commencement of mobilization and mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000, but on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and Ocean Rig estimates that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days. The Leiv Eiriksson is scheduled to commence this contract in the fourth quarter of 2011, following the expiration of its contract with Cairn described above. This contract replaced the contract Ocean Rig entered into with Borders & Southern for the Eirik Raude on November 26, 2010, which was terminated on May 5, 2011.

On July 20, 2011, Ocean Rig entered into contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence in the fourth quarter of 2011, and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn.

Management of Drilling Units

Ocean Rig’s existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, Ocean Rig’s wholly-owned subsidiary. Ocean Rig AS also provides supervisory management services including onshore management, to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos and its newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff, a related party, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units. In consideration for such services, DryShips will pay to Cardiff a fee of 1% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

The services provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS. Ocean Rig does not pay or reimburse DryShips or its affiliates for services provided under the Global Services Agreement. Ocean Rig will, however, record expenses incurred under the Global Services Agreement in its income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred. See “Business — Management of Ocean Rig’s Drilling Units — Global Services Agreement.”

Previously, Ocean Rig had management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. These agreements were terminated effective December 21, 2010. See “— Management Fees to Related Party” below.

Corporate Structure

Please see the section of this proxy statement / prospectus entitled “Business — Corporate Structure.”

Market Overview

Ocean Rig’s customers include oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. These customers have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increases in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand and replace existing reserves. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying replacements for existing production in new geographical areas at increasing water depths. According to Fearnley Offshore AS, this has translated into an increased focus on frontier deepwater and ultra-deepwater areas, not only in existing offshore regions such as Brazil, the Gulf of Mexico, Europe and West Africa but also in India, Southeast Asia, China, East Africa, Australasia and the Mediterranean. These developments have resulted in a strong increase in demand for offshore drilling services, resulting in materially increased dayrates for drilling units. Dayrates increased from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to a level of just above $410,000 in mid-2010 as a result of the effects of the worldwide financial turmoil on the ultra-deep water drilling market. Since then, the dayrates have increased to approximately $453,000 in the current market.

Factors Affecting Results of Operations

Ocean Rig charters its drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays Ocean Rig a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bears all fuel costs and logistics costs related to transport to and from the unit. Ocean Rig remains responsible for paying the unit’s operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

Ocean Rig believes that the most important measures for analyzing trends in the results of its operations consist of the following:

•	Employment Days: Ocean Rig defines employment days as the total number of days the drilling units are employed on a drilling contract.

•	Dayrates or maximum dayrates: Ocean Rig defines drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

•	Earnings efficiency / Earnings efficiency on hire: Earnings efficiency measures the effective earnings ratio, expressed as a percentage of the full earnings rate, after reducing for certain operations paid at a reduced rate, non-productive time at zero rate, or off hire without dayrates. Earnings efficiency on hire measures the earning efficiency only for the period during which the drilling unit is on contract and does not include off-hire periods.

•	Mobilization / demobilization fees: In connection with drilling contracts, Ocean Rig may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

•	Revenue: For each contract, Ocean Rig determines whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element Ocean Rig determines how and when to recognize revenue.

•	Term contracts: These are contracts pursuant to which Ocean Rig agrees to operate the unit for a specified period of time. For these types of contracts, Ocean Rig determines whether the arrangement is a multiple element arrangement. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at fair value rates. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period.

•	Well contracts: These are contracts pursuant to which Ocean Rig agrees to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period.

Revenue from Drilling Contracts

Ocean Rig’s drilling revenues are driven primarily by the number of drilling units in its fleet, the contractual dayrates and the utilization of the drilling units. This, in turn, is affected by a number of factors, including the amount of time that Ocean Rig’s drilling units spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, reduced dayrates due to reduced efficiency or non-productive time, the age, condition and specifications of Ocean Rig’s drilling units, levels of supply and demand in the rig market, the price of oil and other factors affecting the market dayrates for drilling units. Historically, industry participants have increased supply of drilling units in periods of high utilization and dayrates. This has resulted in an oversupply and caused a decline in utilization dayrates. Therefore, dayrates have historically been very cyclical.

Rig Operating Expenses

Rig operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Ocean Rig’s rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years. Other factors beyond Ocean Rig’s control, some of which may affect the offshore drilling industry in general, including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these rig operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates Ocean Rig receives when operating in these conditions.

Depreciation

Ocean Rig depreciates its drilling units on a straight-line basis over their estimated useful lives. Specifically, Ocean Rig depreciates bare-decks over 30 years and other asset parts over five to 15 years. Ocean Rig expenses the costs associated with a five-year periodic class work.

Management Fees to Related Party

From October 19, 2007 to December 21, 2010, Ocean Rig was party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff pursuant to which Cardiff provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, Ocean Rig paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff prior to termination remain in effect. As of December 31, 2010, these obligations totaled $5.8 million. For the year ended December 31, 2010, total charges from Cardiff under the management agreement amounted to $4.0 million. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

See “— Management of Drilling Units.”

General and Administrative Expenses

Ocean Rig’s general and administrative expenses mainly include the costs of its offices, including salary and related costs for members of senior management and its shore-side employees.

Interest and Finance Costs

In 2008, Ocean Rig completed a refinancing of Ocean Rig ASA, which was later reorganized into Drill Rigs Holdings Inc., to replace its secured bank debt and two bond issuances with secured bank debt only. Please see “Business — Description of Indebtedness — Existing Credit Facilities — $1.04 billion senior secured credit facility.” As of December, 31, 2009 and after the completion of the acquisitions of the four newbuilding drillships in March and May 2009, Ocean Rig had total indebtedness of $1.2 billion. As of December 31, 2010, Ocean Rig had indebtedness of $1.26 billion. Ocean Rig capitalizes its interest on the debt Ocean Rig has incurred in connection with its drillships under construction.

Results of Operations

Included in this document are Ocean Rig’s unaudited interim consolidated financial statements for the six-month periods ended June 30, 2011 and 2010 and Ocean Rig’s audited consolidated historical financial statements for the years ended December 31, 2010, 2009 and 2008. Also included in this document are Ocean Rig’s unaudited pro forma condensed statement of operations for the year ended December 31, 2008 and the audited consolidated historical financial statements of Ocean Rig ASA (our predecessor) as of May 14, 2008 and for the period from January 1 to May 14, 2008.

Ocean Rig acquired 30.4% of the shares in Ocean Rig ASA on December 20, 2007. Ocean Rig acquired additional shares of Ocean Rig ASA during 2008. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares, Ocean Rig, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig ASA at a price of NOK45 per share ($8.89 per share). Ocean Rig gained control over Ocean Rig ASA on May 14,

2008. Up to May 14, 2008, Ocean Rig recorded its minority share of Ocean Rig ASA’s results of operations under the equity method of accounting. The results of operations related to Ocean Rig ASA are consolidated in Ocean Rig’s financial statements starting May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, Ocean Rig had acquired 100% of the shares in Ocean Rig ASA. During the period between May 15, 2008 and July 10, 2008, Ocean Rig reflected the minority shareholders interests in net income of Ocean Rig ASA on the line Net income attributable to non controlling interest in its consolidated statement of operations. The step acquisition was accounted for using the purchase method of accounting.

Ocean Rig’s results of operations for the full year ended December 31, 2008 are presented because Ocean Rig was formed in December 2007. However, Ocean Rig did not have any meaningful operations prior to the acquisition of control of Ocean Rig ASA on May 14, 2008. The pro forma 2008 financial results included herein gives effect to the acquisition of Ocean Rig ASA as if the transactions had occurred on January 1, 2008. Please see the unaudited pro forma statement of operations included elsewhere in this proxy statement / prospectus that was derived from, and should be read in conjunction with, Ocean Rig’s historical consolidated financial statements for the period January 1, 2008 to December 31, 2008 and the historical consolidated financial statements of Ocean Rig ASA for the period January 1, 2008 to May 14, 2008, which are included elsewhere in this proxy statement / prospectus. The unaudited pro forma condensed pro forma statement of operations has been prepared in conformity with U.S. GAAP consistent with those used in Ocean Rig’s historical consolidated financial statements.

Restatement of Previously Issued Financial Statements for 2009

Ocean Rig restated its previously-reported consolidated financial statements for the year ended December 31, 2009, to reflect the correction of an error in computing capitalized interest expense for rigs under construction and to correct an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss. For additional information see Note 3 to the consolidated financial statements.

The misstatements for 2009 were not detected by Ocean Rig’s internal control over financial reporting because of the absence of an effectively-designed control to verify that the entire population of borrowings and borrowing costs was captured in Ocean Rig’s calculation. There was also the absence of an effectively-designed control to identify those cash flow hedges for which the interest on the associated borrowings was capitalized. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Ocean Rig’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the errors, Ocean Rig has concluded that Ocean Rig had a material weakness in its internal controls over financial reporting.

To remediate the material weakness in Ocean Rig’s internal control over financial reporting as described above, Ocean Rig’s management is designing and implementing additional controls to remediate this material weakness, specifically by adding additional procedures over the relevant computations including:

•	Implementing a new process and control over the determination of the completeness of the population of borrowings used in the determination of Ocean Rig’s capitalization rate; and

•	Implementing a new process and control over the identification of derivative hedging instruments associated with borrowings used in determining Ocean Rig’s capitalization rate.

Ocean Rig anticipates that the actions described above will remediate the material weakness. The material weakness will only be considered remediated when the revised internal controls are operational for a period of time and are tested and Ocean Rig’s management has concluded that the controls are operating effectively.

Six-Month Period Ended June 30, 2011 Compared to Six-Month Period Ended June 30, 2010

	Ocean Rig	Ocean Rig
	UDW Inc.	UDW Inc.
	From	From
	January 1,	January 1,
	2010 to	2011 to
	June 30,	June 30,		Percentage
	2010	2011	Change	Change
	(U.S. Dollars in thousands)

REVENUES:
Leasing and service revenues	$189,838	$236,657	$46,819	24.7%
Other revenues	(610)	(702)	(92)	15.1%

Total revenues	189,228	235,955	46,727	24.7%

EXPENSES:
Drilling rigs operating expenses	59,938	104,224	44,286	73.9%
Depreciation and amortization	37,966	64,908	26,942	71.0%
General and administrative expenses	10,075	15,730	5,655	56.1%

Total operating expenses	107,979	184,862	76,883	71.2%

Operating income / (loss)	81,249	51,093	(30,156)	(37.1)%
Interest and finance costs	(5,738)	(22,214)	(16,476)	287.1%
Interest income	5,825	10,394	4,569	78.4%
Gain/(loss) on interest rate swaps	(34,501)	(18,616)	15,885	(46.0)%
Other, net	(3,752)	(446)	3,306	(88.1)%

Total finance expenses, net	(38,166)	(30,882)	7,284	(19.1)%

Income/(loss) before taxes	43,083	20,211	(22,872)	(53.1)%
Income taxes	(11,938)	(9,778)	2,160	(18.1)%

Net income (loss)	$31,145	$10,433	$(20,712)	(66.5)%

Revenues

Revenues from leasing and service activities under Ocean Rig’s drilling contracts increased by $46.8 million, or 24.7%, to $236.7 million for the six-month period ended June 30, 2011, compared to $189.8 million for the six-month period ended June 30, 2010.

During the six-month period ended June 30, 2011, the Leiv Eiriksson was employed under the Petrobras contract at a maximum dayrate of $583,000, including a maximum 8% bonus until April 10, 2011. The earnings efficiency during drilling operations in the period from January 1, 2011 to February 3, 2011, when demobilization commenced was 99.9%. The earnings efficiency during demobilization from February 3 to April 10, 2011 was 97.0%. On April 19, 2011 the rig commenced mobilization under the Cairn contract for drilling offshore Greenland at a maximum dayrate of $550,000 plus a mobilization fee. The mobilization was completed on May 25, 2011. During the mobilization period the rig earned a mobilization fee of $7.0 million, which was deferred to be recognized over the drilling period. The earnings efficiency during the period from May 25, 2011 to June 30, 2011 was 95.5%. The earnings efficiency during the six-month period ended June 30, 2011 was 92.7%. From January 1 to February 24, 2010, the rig was mobilized for drilling operations in the Black Sea, and $26.5 million of revenue related to this period was deferred. The earnings efficiency for this period was 90.4% and the earnings efficiency during the six-month period ended June 30, 2010 was 93.2%. The deferred revenue was amortized over the drilling period under the contract, starting on February 24, 2010 with $8.4 million amortized to revenue in the six-month period ended June 30, 2010, compared to $3.6 million amortized to revenue in the six-month period ended June 30, 2011, representing $2.1 million under the Petrobras contract and $1.5 million under the Cairn contract.

During the six-month period ended June 30, 2011, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $647,000 for the period from January 1 to February 15, 2011, after which the maximum dayrate increased to $665,000. During the six-month period ended June 30, 2010, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $629,000 for the period from January 1 to February 15, 2010, after which the maximum dayrate on the same contract increased to $647,000. The earnings efficiency for the Erik Raude was 95.5% for the six-month period ended June 30, 2011, compared to an earnings efficiency of 97.2% for the six-month period ended June 30, 2010. Deferred revenue was amortized over the drilling period under the contract, with $1.5 million amortized to revenue in the six-month period ended June 30, 2010, compared to $1.5 million amortized to revenue in the six-month period ended June 30, 2011.

During the six-month period ended June 30, 2011, the Ocean Rig Corcovado was employed under the Cairn contract at a maximum dayrate of $560,000. The rig completed a winterization upgrade from January 3, 2011 to February 3, 2011, as requested by the client, while earning a reduced day rate of $200,000 in addition to being reimbursed $12 million cost for the upgrade. The rig commenced mobilization February 3, 2011 at a fixed mobilization fee of $17 million in addition to fuel. All revenue, as well as reimbursement of winterization costs, has been deferred and will be amortized over the drilling period under the contract. The rig commenced drilling operations offshore Greenland on May 20, 2011. During the period May 20 to June 30, 2011 $12.4 million of deferred revenue was amortized to revenue. The earnings efficiency in the six month period ending June 30, 2011 was 93.2%. The vessel did not generate any revenue in 2010 as it was still under construction.

During the six-month period ended June 30, 2011, the Ocean Rig Olympia was employed from April 1, 2011 under the Vanco contract at a maximum dayrate of $415,000. The rig commenced mobilization April 1, 2011 at a mobilization day rate of $180,000 in addition to fuel. Such mobilization fee has been deferred and will be amortized over the drilling period under the contract. The rig commenced drilling operations offshore Ghana on May 14, 2011. During the period May 14 to June 30, 2011 $1.1 million of deferred revenue was amortized to revenue. The earnings efficiency in the period ending June 30, 2011 was 88.65%. The vessel did not generate any revenue in 2010 as it was still under construction.

The increase in revenue in 2011 of $46.8 million was mainly due to the Ocean Rig Corcovado and the Ocean Rig Olympia start-ups that contributed $28.5 million and $16.8 million of revenue respectively. Deferral of $26.5 million of revenue under the Petrobras contract for the Leiv Eiriksson for the period from January 1, 2010 to February 24, 2010 was basically offset by absence of revenue recognition during the period between the Petrobras contract demobilization ended April 10, 2010 and the Greenland mobilization completion on May 25, 2011.

Other revenues include amortization of the fair value of contracts from the purchase price allocation of Ocean Rig ASA. Other revenues for the six-month period ended June 30, 2011 was a reduction to revenue of $0.7 million which was largely unchanged from the six-month period ended June 30, 2010 when the reduction to revenue $0.6 million. The amount in both periods relates to the amortization of the fair value above the market value for the acquired Tullow drilling contract.

Drilling Rigs Operating Expenses

Drilling rigs operating expenses increased by $44.3 million, or 73.9%, to $104.2 million for the six-month period ended June 30, 2011, compared to $59.9 million for the six-month period ended June 30, 2010. The increase in operating expenses was mainly due to $17.8 million related to the 10 year class survey of Leiv Eiriksson, start-up of operations of the Ocean Rig Corcovado and the Ocean Rig Olympia with $13.9 million and $8.4 million respectively. In addition, for the period from January 1 to February 24, 2010, the Leiv Eiriksson was mobilized for drilling operations in the Black Sea and $9.2 million of operating expenses related to this period was deferred. These effects were partly offset by deferral of $7.0 million of Leiv Eiriksson operating expenses during the period between the Petrobras contract demobilization ended April 10, 2010 and the Greenland mobilization completion on May 25, 2011. The deferred operating expenses in 2010 are amortized over the Petrobras contract drilling period under the contract, which began on February 24, 2010 with $4.5 million in the six-month period ended June 30, 2010, compared to $2.7 million amortized in the six-month period ended June 30, 2011, representing $1.1 million of costs amortized in the period January 1 to February 3, 2011 under the Petrobras contract and representing $1.6 million of costs amortized in the period May 25 to June 30, 2011 under the Cairn contract. The operating expenses related to the Ocean Rig

Corcovado and the Ocean Rig Olympia operations, excluding insurance and onshore base operations, during their respective mobilizations amounted in total to $26.1 million, have been deferred and will be amortized over the drilling period under the contract. Amortizations to operating expenses amounted in the six-month period ended June 30, 2011 to $4.9 million and $0.9 million for the Ocean Rig Corcovado and the Ocean Rig Olympia respectively.

Depreciation and Amortization Expense

Depreciation and amortization increased by $26.9 million, or 71.0%, to $64.9 million for the six-month period ended June 30, 2011, compared to $38.0 million for the six-month period ended June 30, 2010. The increase was mainly due to $18.1 million of depreciation related to the Ocean Rig Corcovado that Ocean Rig took delivery of on January 3, 2011 and $9.0 million of depreciation related to the Ocean Rig Olympia that Ocean Rig took delivery of on March 30, 2011.

General and Administrative Expenses

General and administrative expenses increased by $5.7 million, or 56.1%, to $15.7 million for the six-month period ended June 30, 2011, compared to $10.1 million for the six-month period ended June 30, 2010, primarily due build-up of the organization to manage a higher number of drilling units, as well as advisory costs related to Ocean Rig’s initial public offering.

Interest and Finance Costs

Interest and finance costs increased by $16.5 million, or 278,1%, to $22.2 million for the six-month period ended June 30, 2011, compared to $5.7 million for the six-month period ended June 30, 2010. The increase was mainly due to higher average debt level, new debt financing costs, and higher interest rates.

Interest Income

Interest income increased by $4.6 million, or 78.4%, to $10.4 million for the six-month period ended June 30, 2011, compared to $5.8 million for the six-month period ended June 30, 2010. The increase was mainly due to higher average bank deposits.

Gain/(Loss) on Interest Rate Swaps

We recorded a loss related to interest swaps of $18.6 million for the six-month period ended June 30, 2011, compared to a loss of $34.5 million in the comparable period in 2010, on interest rate swaps that did not qualify for hedge accounting. As of June 30, 2010, 3 of total 11 swaps qualified for hedge swap accounting. As of January 1, 2011, Ocean Rig removed the designation of the cash flow hedges and discontinued hedge accounting.

The loss for the six-month period ended June 30, 2011, was due to mark to market losses from a decreasing interest rate level for the applicable interest swap durations.

Other, Net

Other, net increased by $3.3 million, or 88.1%, to a loss of $0.4 million for the six-month period ended June 30, 2011, compared to a loss of $3.8 million for the six-month period ended June 30, 2010. The decrease is due to lower net losses on currency forward contracts.

Income Taxes

Income taxes decreased by $2.2 million, or 18.1%, to $9.8 million for the six-month period ended June 30, 2011, compared to $11.9 million for the six-month period ended June 30, 2010, primarily reflecting a shorter period of Leiv Eiriksson operations in Turkey under the 5% withholding tax regime. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which Ocean Rig operates. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Net Income

Net income decreased by $20.7 million to $10.4 million, or 66.5%, for the six-month period ended June 30, 2011, compared to $31.1 million for the six-month period ended June 30, 2010, primarily reflecting $76.9 million higher operating expenses, $11.9 million higher total net financing cost, partly offset by $46.7 million higher revenues, $15.9 million lower loss interest rate swaps, $3.3 million lower loss from unrealized forex contracts and $2.2 million lower taxes.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, as Restated

	Ocean Rig	Ocean Rig
	UDW Inc.	UDW Inc.
	From
	January 1,	From
	2009 to	January 1,
	December 31,	2010 to
	2009	December 31,		Percentage
	(As Restated)	2010	Change	Change
	(U.S. Dollars in thousands)

REVENUES:
Leasing and service revenues	$373,525	$403,162	$29,637	7.9%
Other revenues	14,597	2,550	(12,047)	(82.5)%

Total revenues	388,122	405,712	17,590	4.5%

EXPENSES:
Drilling rigs operating expenses	133,256	119,369	(13,887)	(10.4)%
Goodwill impairment	—	—	—	—
Depreciation and amortization	75,348	75,092	(256)	(0.3)%
Loss on sale of equipment	—	1,458	1,458	—
General and administrative expenses	17,955	19,443	1,488	8.3%

Total operating expenses	226,559	215,362	11,197	4.94%

Operating income/(loss)	161,563	190,350	28,787	17.8%
Interest and finance costs	(46,120)	(8,418)	37,702	(81.7)%
Interest income	6,259	12,464	6,205	99.1%
Gain/(loss) on interest rate swaps	4,826	(40,303)	(45,129)	(935.1)%
Other, net	2,023	1,104	(919)	(45.4)%

Total finance expenses, net	(33,012)	(35,153)	(2,141)	6.5%

Income/(loss) before taxes and equity in loss of investee	128,551	155,197	26,646	20.7%
Income taxes	(12,797)	(20,436)	(7,639)	59.7%
Equity in loss of investee	—	—	—	—

Net income (loss),	115,754	134,761	19,007	16.4%

Less: Net income attributable to non controlling interests	—	—	—	—

Net income attributable to Ocean Rig UDW Inc.	$115,754	$134,761	$19,007	16.4%

Revenues

Ocean Rig’s revenues from leasing and service activities under its drilling contracts increased by $29.6 million net of agent fees of 1% applicable during the period under the Petrobras contract, or 7.9%, to $403.2 million for the year ended December 31, 2010, compared to $373.5 million for the year ended December 31, 2009.

During the year ended December 31, 2010, the Leiv Eiriksson was employed under the Petrobras contract at a maximum dayrate of $583,000, including a maximum 8% bonus. The earnings efficiency during the period from February 24, 2010, when drilling operations commenced, to December 31, 2010 was 89.8%. The earnings efficiency during mobilization from January 1 to February 24, 2010 was 90.4%, and thus the earnings efficiency during the year ended December 31, 2010 was 90.0%. From January 1 to February 24, 2010, the rig was mobilized for drilling operations in the Black Sea, and $26.5 million of revenue related to this period was deferred. The deferred revenue is amortized over the drilling period under the contract, starting on February 24, 2010, of which $19.6 million was recognized in the year ended 2010. During 2009, the Leiv Eiriksson was employed under the Shell contract in Norway and in the UK until October 26, 2009, at a maximum dayrate of $511,000 and had an earning efficiency of 90.4%. On October 27, 2009 it commenced the Petrobras contract and started mobilization for the Black Sea operations. Revenue of $33.2 million for October 27, 2009 to December 31, 2009 was deferred to be amortized over the drilling period under the contract, which began on February 24, 2010. The earnings efficiency from October 27, 2009 to December 31, 2009 was 93.9%, and therefore, the earnings efficiency during the year ended December 31, 2009 was 90.8%.

During the year ended December 31, 2010, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $629,000 for the period from January 1 to February 15, 2010, after which the maximum dayrate increased to $647,000. During the year ended December 31, 2009, while employed under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $611,000 for the period from January 1 to February 15, 2009, after which the maximum dayrate on the same contract increased to $629,000. The earnings efficiency for the Eirik Raude was 95.5% for the year ended December 31, 2010, compared to an earnings efficiency of 99.8% for the year ended December 31, 2009.

The increase in Ocean Rig’s revenue was mainly due to the deferral of $59.7 million of revenue under the Petrobras contract for the Leiv Eiriksson for the period from October 27, 2009 to February 24, 2010 which resulted in $19.6 million of the deferred revenue being recognized in 2010, compared to $3.5 million of deferred revenue under the Shell contract being recognized in 2009. In addition, higher day rates for the rigs in 2010 resulted in increased revenue of $13.6 million in 2010 compared to 2009.

Other Ocean Rig revenues include amortization of the fair value of contracts from the purchase price allocation of Ocean Rig ASA and a settlement of litigation. Other revenues decreased by $12.0 million, or 82.5%, to $2.6 million for the year ended December 31, 2010, compared to $14.6 million for the year ended December 31, 2009. Amortization of the fair value of the drilling contracts from the acquisition of Ocean Rig ASA decreased by $15.8 million, which was partly offset by the settlement in the third quarter of 2010 of a legal dispute in Ocean Rig’s favor of $3.8 million.

Drilling Rigs Operating Expenses

Ocean Rig’s drilling rigs operating expenses decreased by $13.9 million, or 10.4%, to $119.4 million for the year ended December 31, 2010, compared to $133.3 million for the year ended December 31, 2009. The decrease in operating expenses was mainly due to lower crew costs of $6.0 million and catering costs of $3.4 million from 2010, the result of operations in Turkey in 2010, where costs are lower than they were in Norway, where Ocean Rig operated in 2009, and higher maintenance activity in 2009 compared to 2010 of $2.8 million.

From January 1 to February 24, 2010, the Leiv Eiriksson was mobilized for drilling operations in the Black Sea and $9.2 million of deferred operating expenses related to this period was deferred. The deferred operating expenses are amortized over the drilling period under the contract, which began on February 24, 2010, of which $10.7 million has been recognized as cost in 2010 compared to $2.8 million recognized as deferred cost in 2009.

Depreciation and Amortization Expense

Ocean Rig’s depreciation and amortization expense of $75.1 million for the year ended December 31, 2010 was materially unchanged from 2009.

Loss on Disposal of Assets

Ocean Rig recorded a loss on sale of assets of $1.5 million as a result of the disposal of various drilling rig equipment for the year ended December 31, 2010. There was no such gain or loss for the year ended December 31, 2009.

General and Administrative Expenses

Ocean Rig’s general and administrative expenses increased by $1.5 million, or 8.3%, to $19.4 million for the year ended December 31, 2010, compared to $18.0 million for the year ended December 31, 2009, primarily due to higher consulting fees.

Interest and Finance Costs

Ocean Rig’s interest and finance costs decreased by $37.7 million, or 81.7%, to $8.4 million for the year ended December 31, 2010, compared to $46.1 million for the year ended December 31, 2009. The decrease was due to a higher level of capitalization of interest expense and lower average debt levels.

Interest Income

Ocean Rig’s interest income increased by $6.2 million, or 99.1%, to $12.5 million for the year ended December 31, 2010, compared to $6.3 million for the year ended December 31, 2009. The increase was mainly due to higher interest rates on bank deposits and higher average bank deposits included in restricted cash.

Gain/(loss) on Interest Rate Swaps

Ocean Rig recorded an unrealized loss of $40.3 million for the year ended December 31, 2010, compared to an unrealized gain of $4.8 million in 2009, on interest rate swaps that did not qualify for hedge accounting. The loss for the year ended December 31, 2010 was due to mark-to-market losses from a decreasing interest rate level for the applicable interest swap durations.

Other, Net

Ocean Rig’s other, net decreased by $0.9 million, or 45.4%, to $1.1 million for the year ended December 31, 2010, compared to $2.0 million for the year ended December 31, 2009. The decrease is due to lower gains on currency forward contracts.

Income Taxes

Income taxes increased by $7.6 million, or 59.7%, to $20.4 million for the year ended December 31, 2010, compared to $12.8 million for the year ended December 31, 2009, mainly due to withholding tax of $7.9 million for operations in Turkey in 2010 for the Leiv Eiriksson, which was not applicable for 2009. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which Ocean Rig operates. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes. In 2009, the internal reorganization continued and certain entities ceased to be taxable in Norway, resulting in the reversal of remaining net deferred tax assets and the associated valuation allowance. As a result, there was no impact on deferred tax expense due to the change in the tax status of the entities. For the year ended December 31, 2010, the income taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana and the Leiv Eiriksson in Turkey of $11.4 million and $7.9 million, respectively, while for the year ended December 31, 2009, the taxes primarily represented withholding tax for the operations of the Eirik Raude in Ghana of $11.4 million. During the year ended December 31, 2009, the Leiv Eiriksson was operating in the U.K. and Norway and incurred an immaterial amount of tax charges in the U.K. and no tax charges in Norway due to tax loss carry forward.

Net Income

Ocean Rig’s net income increased by $19.0 million to $134.8 million, or 16.4%, for the year ended December 31, 2010, compared to $115.8 million for the year ended December 31, 2009, primarily reflecting $43.9 million lower net financing cost, $17.6 million higher revenues and $11.2 million lower total operating expenses, partly offset by a $45.1 million negative variance due to the loss on interest rate swaps in the year ended December 31, 2010 and $7.6 million higher taxes.

Year Ended December 31, 2009, as Restated, Compared to Year Ended December 31, 2008

	Ocean Rig	Ocean Rig
	UDW Inc.	UDW Inc.
		From
	From	January 1,
	January 1,	2009 to
	2008 to	December 31,
	December 31,	2009		Percentage
	2008	(As Restated)	Change	Change
	(U.S. Dollars in thousands)

REVENUES:
Leasing and service revenues	$202,110	$373,525	$171,415	84.8%
Other revenues	16,553	14,597	(1,956)	(11.8)%

Total revenues	218,663	388,122	169,459	77.5%

EXPENSES:
Drilling rigs operating expenses	86,229	133,256	47,027	54.5%
Goodwill impairment	761,729	—	(761,729)	(100.0)%
Depreciation and amortization	45,432	75,348	29,916	65.8%
General and administrative expenses	14,462	17,955	3,493	24.0%

Total operating expenses	907,852	226,559	(681,293)	(75.0)%

Operating income/(loss)	(689,189)	161,563	850,752	(123.4)%
Interest and finance costs	(71,692)	(46,120)	25,572	(35.7)%
Interest income	3,033	6,259	3,226	106.4%
Gain/(loss) on interest rate swaps	—	4,826	4,826	100.0%
Other, net	(2,300)	2,023	4,323	(188.0)%

Total finance expenses, net	(70,959)	(33,012)	26,758	(37.7)%

Income/(loss) before income taxes and equity in loss of investee	(760,148)	128,551	877,517	(115.4)%
Income taxes	(2,844)	(12,797)	9,953	350.0%
Equity in loss of investee	(1,055)	—	1,055	(100.0)%

Net income/(loss)	(764,047)	115,754	879,801	(115.2)%

Less: Net income attributable to non controlling interest	(1,800)	—	1,800	(113.7)%

Net income attributable to Ocean Rig UDW Inc.	$(765,847)	$115,754	$881,601	(115.1)%

Ocean Rig’s results of operations for the year ended December 31, 2008 are presented because Ocean Rig was formed in December 2007; however, Ocean Rig did not have any meaningful operations prior to the acquisition of control of Ocean Rig ASA on May 14, 2008. The successor financial statements for 2008 include the parent company activities for January 1 to December 31, 2008, loss under the equity method for the investment in Ocean Rig ASA up to May 14, 2008 and the consolidated results of Ocean Rig ASA since the acquisition date.

Revenues

Ocean Rig’s total revenues increased by $169.5 million, or 77.5%, to $388.1 million for the year ended December 31, 2009, as compared to $218.7 million for the year ended December 31, 2008. Of the increase, $99.2 million was due to the 12 months earnings contribution in 2009 compared to a 7.5 month contribution in 2008. Deferred revenue was recognized with $6.5 million for the year ended December 31, 2009 compared to $5.1 million for the year ended December 31, 2008.

During the year ended December 31, 2009, the Leiv Eiriksson worked under the Shell contract at a maximum dayrate of $512,000 and under the Petrobras contract at a maximum dayrate of $583,000. The Leiv Eiriksson commenced the Petrobras contract on October 27, 2009 and during the mobilization period from October 27, 2009 to December 31, 2009, revenues of $33.2 million were deferred and will be amortized to revenue as wells are drilled. The mobilization period under the Petrobras contract continued until drilling commenced on February 24, 2010. During the year ended December 31, 2008, the Leiv Eiriksson earned maximum dayrates of $511,000 and $476,000 under the Shell contract in Norway and the Shell contract in the U.K., respectively. The earnings efficiency for the Leiv Eiriksson was 90.8% for 2009 compared to 83.2% for 2008.

During the year ended December 31, 2009, under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $611,000 that increased to $629,000 on February 15, 2009. Under the ExxonMobil contract for the year ended 2008, the Eirik Raude earned a maximum dayrate of $395,000. The earnings efficiency for the Eirik Raude was 99.7% for 2009 compared to an earnings efficiency of 94.1% for 2008.

Drilling Rigs Operating Expenses

Ocean Rig’s drilling rigs operating expenses increased by $47.0 million, or 54.5%, to $133.3 million for the year ended December 31, 2009, as compared to $86.2 million for the year ended December 31, 2008. The increase was mainly due to the 12 months of expenses in 2009 compared to the 7.5 months in 2008, partly offset by the deferral of $21.8 million of the Leiv Eiriksson’s operating expenses from October 27, 2009 to December 31, 2009, under the Petrobras contract during the mobilization period. Deferred cost recognized in the year ended December 31, 2009 was $4.4 million compared to $1.7 million in the year ended December 31, 2008.

Goodwill Impairment

An impairment charge of $761.7 million was recognized in 2008, as a result of the impairment testing performed on goodwill at December 31, 2008 following the acquisition of Ocean Rig ASA. Following the impairment charge, all goodwill was impaired. From the date of the acquisition of Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of Ocean Rig’s investment and, therefore, the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and long-term weighted average cost of capital increased. In addition, the economic downturn and volatile oil prices resulted in a downward revision of projected cash flows in Ocean Rig’s discounted cash flows analysis for Ocean Rig’s 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of its annual goodwill impairment analysis, Ocean Rig determined that the carrying value of its goodwill was impaired.

Depreciation and Amortization Expense

Ocean Rig’s depreciation and amortization expense increased by $29.9 million, or 65.8%, to $75.3 million for the year ended December 31, 2009, as compared to $45.4 million for the year ended December 31, 2008. The increase was mainly due to the increased period of consolidation of Ocean Rig’s drilling rigs in 2009.

General and Administrative Expenses

Ocean Rig’s general and administrative expenses increased by $3.5 million, or 24.0%, to $18.0 million for the year ended December 31, 2009, as compared to $14.5 million for the year ended December 31, 2008. The increase was mainly due to the fact that Ocean Rig ASA’s results were only consolidated for 7.5 months in 2008, partly offset by the change in control related costs from Ocean Rig’s acquisition of Ocean Rig ASA, described in the paragraph below.

Interest and Finance Costs

Ocean Rig’s interest and finance costs decreased by $25.6 million, or 35.7%, to $46.1 million for the year ended December 31, 2009, compared to $71.7 million for the year ended December 31, 2008. The decrease is mainly due to the repayment of the Acquisition Facility in first half 2009, as well as the absence of the $26.9 million refinancing costs in 2008. These effects were partly offset by the Ocean Rig ASA and related interest and finance costs being consolidated for 12 months in 2009 as compared to 7.5 months in 2008.

Interest Income

Ocean Rig’s interest income amounted to $6.3 million for the year ended December 31, 2009 compared to $3.0 million for the year ended December 31, 2008, due to interest income for 12 months in 2009 compared to 7.5 months in 2008.

Gain/(loss) on Interest Rate Swaps

Ocean Rig recognized a gain on interest rate swaps, which did not qualify for hedge accounting, of $4.8 million during 2009. Ocean Rig did not hold these swaps in 2008.

Other, Net

A gain of $2.0 million was recognized during 2009 compared to a loss of $2.3 million during 2008. This was mainly due to the weakening of the U.S. Dollar and a corresponding gain on currency forward contracts to sell U.S. Dollars. Ocean Rig enters into currency forward contracts to hedge against currency exposure related to operating expense in currencies other than U.S. Dollars. The company typically hedges a percentage of next 12 months currency exposure.

Income Taxes

Ocean Rig’s income taxes increased by $10.0 million to $12.8 million for the year ended December 31, 2009, compared to $2.8 million for the 7.5 month period ended December 31, 2008. The taxes for 2009 primarily represent withholding taxes for the operations of the Eirik Raude in Ghana. In December 2008, the ownership of the drilling rigs were redomiciled to the Marshall Islands, which has no corporate income taxes. In 2008, the drilling rigs were domiciled in Norway, which has a 28% tax rate. However, Ocean ASA and its subsidiaries had built up a large deferred tax asset in Norway related to net loss carry forwards, which were fully offset by a valuation allowance since it was not deemed more likely that not that such assets would be realized. Subsequent to the acquisition of Ocean Rig ASA in May 2008, Ocean Rig began an internal reorganization to redomicile its activities outside of Norway. This created a taxable gain in 2008 that utilized a portion of the existing net loss carry forwards in Norway with a corresponding reduction in the valuation allowance. As a result, the reorganization had no impact on total income tax expense for the period. In addition, nontaxable goodwill was impaired in 2008 for which there was no tax deduction. In 2009, the internal reorganization continued and certain entities ceased to be taxable in Norway resulting in the reversal of remaining net deferred tax assets and the associated valuation allowance. As a result, there was no impact on deferred tax expense due to the change in the tax status of the entities. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends upon the relevant regulation in that country. Consequently, there is not an expected relationship between the income tax expense or benefit for the period and the income or loss before taxes. In 2008, the largest part of the income tax expense related to operations in the U.S. while for 2009, the income tax related to activities in Ghana.

Equity in Loss of Investee

Equity in loss of investee amounted to $1.1 million in the year ended December 31, 2008. This represents the amount of loss that was attributable to the holding of Ocean Rig’s shares prior to obtaining control of Ocean Rig ASA for the period from January 1, 2008 to May 14, 2008. There was no such income/loss for the year ended December 31, 2009 since Ocean Rig ASA’s results were consolidated for the entire period.

Net Income/(Loss)

Ocean Rig’s net income increased by $879.8 million to $115.8 million for the year ended December 31, 2009, compared to a loss of $765.8 million for the for the 7.5 month period ended December 31, 2008, reflecting $169.5 million higher revenue, $681.2 million lower operating expenses mainly due to the impairment of goodwill in 2008, $26.8 million lower financing costs, partly offset by $10.0 million higher taxes, as discussed above.

Non-Controlling Interest

Ocean Rig’s net income allocated to non-controlling interest amounted to a loss of $1.8 million in the year ended December 31, 2008 and $0 for the year ended December 31, 2009. This represents the amount of consolidated income that is not attributable to Ocean Rig from May 14, 2008 until July 10, 2008, when Ocean Rig acquired 100% of Ocean Rig ASA.

Year Ended December 31, 2009, as Restated, Compared to Pro Forma Year Ended December 31, 2008

	Ocean Rig
	UDW Inc.	Ocean Rig
	(Pro forma)	UDW Inc.
		From
	From	January 1,
	January 1,	2009 to
	2008 to	December 31,
	December 31,	2009		Percentage
	2008	(As Restated)	Change	Change
	(U.S. Dollars in thousands)

REVENUES:
Leasing and service revenues	$301,282	$373,525	$72,243	24.0%
Other revenues	25,363	14,597	(10,766)	(42.4)%

Total revenues	326,645	388,122	61,477	18.8%

EXPENSES:
Drilling rigs operating expenses	134,373	133,256	(1,117)	(0.8)%
Goodwill impairment	761,729	—	(761,729)	—
Depreciation and amortization	71,708	75,348	3,640	(5.1)%
General and administrative expenses	26,602	17,955	(8,647)	(32.5)%

Total operating expenses	994,412	226,559	(767,853)	77.2%

Operating income/(loss)	(667,767)	161,563	829,330	(124.2)%
Interest and finance costs	(124,669)	(46,120)	78,549	(63.0)%
Interest income	3,414	6,259	2,845	83.3%
Gain/(loss) on interest rate swaps	—	4,826	4,826	—
Other, net	(2,300)	2,023	4,323	(188.0)%

Total other income (expenses), net	(123,555)	(33,012)	90,543	(73.3)%

Income/(loss) before taxes and equity in loss of investee	(791,322)	128,551	919,873	(116.2)%
Income taxes	(4,481)	(12,797)	(8,316)	185.6%

Net income/(loss) attributable to Ocean Rig UDW Inc.	$(795,803)	$115,754	$911,557	(114.5)%

The following discussion gives effect to the acquisition of Ocean Rig ASA as if the transactions had occurred on January 1, 2008. Please see the unaudited pro forma statement of operations included elsewhere in this proxy statement / prospectus that was derived from, and should be read in conjunction with, the historical consolidated financial statements of Ocean Rig for the period January 1, 2008 to December 31, 2008 and Ocean Rig ASA for the period January 1, 2008 to May 14, 2008, which are included elsewhere in this proxy statement / prospectus. See “— Results of Operations.”

Revenues

Ocean Rig’s revenues from leasing and service activities under Ocean Rig’s drilling contracts were $373.5 million for the year ended December 31, 2009, compared to $301.3 million for the year ended December 31, 2008. This was an increase of $72.2 million, or 24%. The increase was mainly due to a higher dayrate of $611,000 for the Eirik Raude in 2008 and 2009 under the Tullow Oil contract, which the rig commenced in 2008 after the termination of its contract with ExxonMobil, compared to a dayrate of $395,000 in 2008 under the ExxonMobil contract, but was also due in part to higher earnings efficiencies for both rigs. This was partly offset by the deferral of revenue of $33.2 million during the period from October 27, 2009 to December 31, 2009 during the mobilization of the Leiv Eiriksson to the Black Sea. Deferred revenue was recognized with $6.5 million for the year ended December 31, 2009 compared to $5.1 million for the year ended December 31, 2008.

During the year ended December 31, 2009, the Leiv Eiriksson worked under the Shell contract at a maximum dayrate of $512,000 and under the Petrobras contract at a maximum dayrate of $583,000. The Leiv Eiriksson commenced the Petrobras contract on October 27, 2009. During the mobilization period from October 27, 2009 to December 31, 2009, revenues of $33.2 million were deferred and will be amortized to revenue as wells are drilled. During the year ended December 31, 2008, the Leiv Eiriksson earned maximum dayrates of $511,000 and $476,000 under the Shell contract in Norway and the Shell contract in the U.K., respectively. The earnings efficiency for the Leiv Eiriksson was 90.8% for 2009 compared to 83.2% for 2008.

During the year ended December 31, 2009, under the Tullow Oil contract, the Eirik Raude earned a maximum dayrate of $611,000 for the period from January 1 to February 14, when the rate increased to $629,000. Under the ExxonMobil contract for the year ended 2008, the Eirik Raude earned a maximum dayrate of $395,000. The Eirik Raude commenced the Tullow Oil contract October 9, 2008, at a maximum dayrate of $611,000. The earnings efficiency for the Eirik Raude was 99.8% for 2009 compared to an earnings efficiency of 94.1% for 2008.

Other revenues decreased by $10.8 million to $14.6 million for the year ended December 31, 2009, compared to $25.4 million for the year ended December 31, 2008, reflecting amortization of the fair value of the drilling contracts from the purchase price allocation. The decrease is primarily attributable to the fact that amortization of one contract was completed after eight months in 2009, but was amortized throughout the entire year ended 2008.

Drilling Rigs Operating Expenses

Ocean Rig’s drilling rigs operating expenses of $133.3 million for the year ended December 31, 2009, were relatively unchanged from the year ended December 31, 2008.

The Leiv Eiriksson commenced the Petrobras contract on October 27, 2009. During the mobilization period from October 27, 2009 to December 31, 2009, costs of $21.8 million were deferred and will be amortized to rig operating expense as wells are drilled.

Deferred cost recognized in the year ended December 31, 2009 was $4.4 million compared to $0.5 million in the year ended December 31, 2008.

Goodwill Impairment

An impairment charge of $761.7 million was recognized in 2008 as a result of the impairment testing performed on goodwill at December 31, 2008, following the acquisition of Ocean Rig ASA. Following the impairment charge, all goodwill was impaired. From May 14, 2008, the date the Ocean Rig acquired Ocean Rig ASA, through the annual goodwill impairment test performed on December 31, 2008, the offshore drilling market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of Ocean Rig’s investment and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital. Therefore, Ocean Rig increased the rate of long-term weighted average cost of capital. In addition, the economic downturn and volatile oil prices resulted in a downward revision of projected cash flows in Ocean Rig’s forecasted discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of Ocean Rig’s annual goodwill impairment analysis, Ocean Rig determined that the carrying value of its goodwill was impaired.

Depreciation and Amortization Expense

Ocean Rig’s depreciation and amortization expense increased by $3.6 million, or 5.1%, to $75.3 million for the year ended December 31, 2009, compared to $71.7 million for the year ended December 31, 2008. The increase was mainly due to the higher depreciation and amortization basis arising from capital expenditures during 2009.

General and Administrative Expenses

Ocean Rig’s general and administrative expenses decreased by $8.6 million, or 32.5%, to $18.0 million for the year ended December 31, 2009, compared to $26.6 million for the year ended December 31, 2008. The decrease was mainly due to the fact that general and administrative expenses for the year ended December 31, 2008 included a provision of $3.1 million related to an investment bank claim for financial advisory fees and the change-of-control-related costs triggered by Ocean Rig’s acquisition of control of Ocean Rig ASA in May 2008. The change-of-control costs mainly related to increased employee compensation expenses of $2.7 million due to stock-based compensation becoming immediately vested as a result of change-of-control provisions in the employee option agreements and $1.3 million due to costs incurred under the management retention bonus program.

Interest and Finance Costs

Ocean Rig’s interest and finance costs decreased by $78.5 million, or 63.0%, to $46.1 million for the year ended December 31, 2009, compared to $124.7 million for the year ended December 31, 2008. The decrease was mainly due to the incurrence of $26.9 million of expenses in 2008 related to the refinancing of the notes issued in 2005 and 2006 with the $1.04 billion credit facility. In addition, the interest and finance costs in 2009 from the $1.04 billion credit facility declined compared to the financing in 2008 under the notes issued in 2005 and 2006. The refinancing resulted in expenses of $26.9 million in 2008 related to redemption costs and accelerated amortization of debt issuance costs. The level of outstanding debt in 2009 was impacted by debt related to the four drillships under construction, which were acquired in March and May 2009. At year end 2009, the balance of the debt incurred in connection with the acquisition of the drillships was $416.3 million. However, $24.4 million of the related interest expense was capitalized as part of the construction costs for the drillships. During 2008 the drillships under construction were not yet acquired and consequently there was no related interest expense or capitalized interest.

On May 9, 2008, Ocean Rig concluded a guarantee facility of NOK5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig ASA shares to be acquired through the mandatory offering and to finance the acquisition cost of the Ocean Rig ASA shares. The loan bore interest at LIBOR plus a margin. For purposes of the pro forma information, it is assumed that the loan was drawn down from January 1, 2008 and therefore had interest expense for the whole year. The interest rate assumed was based upon the LIBOR in effect at the actual acquisition date of May 14, 2008. The total pro forma adjustment for interest expense for the period from January 1, 2008 to May 15, 2008 amounted to $11,316.

Interest Income

Interest income amounted to $6.3 million for the year ended December 31, 2009, compared to $3.4 million for the year ended December 31, 2008, primarily due to the impact of higher cash balances and restricted cash in 2009 partly offset by higher interest rate levels in 2008 compared to 2009.

Gain/(Loss) on Interest Rate Swaps

Ocean Rig recognized a gain on interest rate swaps, which did not qualify for hedge accounting, of $4.8 million during the year ended December 31, 2009. There was no such gain or loss for the year ended December 31, 2008.

Other, Net

A gain of $2.0 million was recognized during the year ended December 31, 2009, compared to a loss of $2.3 million during the year ended December 31, 2008, principally for currency forward contracts. The main reason for the 2008 loss was a substantial appreciation of the U.S. Dollar, and a corresponding loss on currency forward contracts for U.S. Dollars sales. The main reason for the 2009 gain was a substantial depreciation of the U.S. Dollar, and a corresponding gain on currency forward contracts for U.S. Dollars sales.

Income Taxes

Ocean Rig’s income taxes increased by $8.3 million, to $12.8 million for the year ended December 31, 2009, compared to $4.5 million for the year ended December 31, 2008. The taxes for 2009 and 2008 primarily represent withholding taxes for drilling. In December 2008, the ownership of the drilling rigs had been redomiciled to the Republic of the Marshall Islands, which has no corporate income taxes. In 2008, the drilling rigs were domiciled in Norway with a 28% tax rate. However, Ocean Rig ASA and its subsidiaries had historically built up a large deferred tax asset in Norway related to net loss carry forwards which were fully offset by a valuation allowance since it was not deemed more likely than not that such assets would be realized. Subsequent to the acquisition of Ocean Rig ASA in May 2008, Ocean Rig began an internal reorganization to redomicile that company’s activities outside of Norway. This created a taxable gain in 2008 that utilized a portion of the existing net loss carry forwards in Norway with a corresponding reduction in the valuation allowance. As a result, this had no impact on total income tax expense for the period. In addition, nontaxable goodwill was impaired in 2008 for which there was no tax deduction. In 2009, the internal reorganization continued and certain entities ceased to be taxable in Norway resulting in the reversal of remaining net deferred tax assets and the associated valuation allowance. As a result, there was no impact on deferred tax expense due to the change in the tax status of the entities. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the country. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes. The 2009 taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana that commenced in November 2008 of $11.4 million. In 2008, income taxes primarily related to drilling operations in Ghana, the U.K., the United States and Ireland.

Net Income/(Loss)

Ocean Rig’s net income increased by $911.6 million, to $115.8 million for the year ended December 31, 2009, compared to a loss of $795.8 million for the year ended December 31, 2008, reflecting $61.5 million higher revenue, $767.9 million lower operating expenses mainly due to the impairment of goodwill in 2008 and $81.4 million lower financing costs, which were partly offset by $8.3 million higher taxes, as discussed above.

Liquidity and Capital Resources

As of June 30, 2011, Ocean Rig had cash and cash equivalents of approximately $191.7 million and $220.2 million of restricted cash related mainly to collateral or minimum liquidity covenants contained in its loan agreements. As of December 31, 2010, Ocean Rig had cash and cash equivalents of approximately $95.7 million and $562.8 million of restricted cash related mainly to collateral or minimum liquidity covenants contained in Ocean Rig’s loan agreements. Furthermore, as of June 30, 2011, Ocean Rig had total bank debt of $2.12 billion. As of December 31, 2010, Ocean Rig had total bank debt of $1.26 billion.

On January 3, 2011, in connection with the delivery of the Ocean Rig Corcovado, Ocean Rig paid the final shipyard installment of $289.0 million. On January 4, 2011, Ocean Rig repaid its $300 million short term overdraft facility from the restricted cash from the escrow account securing the loan. On January 5, 2011, Ocean Rig drew down the full amount of the $325 million short term loan facility. On March 18, 2011, Ocean Rig repaid the outstanding amount of $115.0 million under its $230.0 million loan agreement. On March 30, 2011, Ocean Rig took delivery of the Ocean Rig Olympia and paid $288.4 million as the final construction installment payment to the shipyard. During March and April 2011, Ocean Rig borrowed an aggregate of $175.5 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. On April 18, 2011, in connection with the exercise of the first of the six newbuilding drillship options, Ocean Rig entered into a shipbuilding contract for the first of its seventh generation hulls and paid $207.6 million to the shipyard. On April 19, 2011, Ocean Rig repaid an amount of $24.9 million under its Deutsche Bank credit facilities and during 2011 to the date of this proxy statement / prospectus, Ocean Rig paid an aggregate amount of $135.8 million under its $1.04 billion credit facility. On April 20, 2011, Ocean Rig drew down the full amount of its $800.0 million senior secured term loan agreement and repaid its $325.0 million short-term credit facility. On April 27, 2011, Ocean Rig issued $500.0 million in aggregate principal amount of its 9.5% senior unsecured notes due 2016, from which Ocean Rig received net proceeds of $487.5 million. On April 27, 2011, Ocean Rig entered into an agreement with the lenders to restructure the Deutsche Bank credit facilities. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn under each facility was reduced from $562.5 million to $495.0 million; (ii) in addition to the guarantee already provided by DryShips, Ocean Rig provided an unlimited recourse guarantee that includes certain financial covenants, which are discussed below; and (iii) Ocean Rig is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the fixture of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released. On August 10, 2011, Ocean Rig amended the terms of the credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for this drillship based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released.

Ocean Rig’s cash and cash equivalents increased by $96.0 million to $191.7 million as of June 30, 2011, compared to $95.7 million as of December 31, 2010. As of December 31, 2010, Ocean Rig’s cash and cash equivalents decreased by $138.5 million to $95.7 million, compared to $234.2 million as of December 31, 2009. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt).

As of June 30, 2011, Ocean Rig had a working capital surplus of $9.4 million, compared to a working capital surplus of $4.1 million as of December 31, 2010.

As of December 31, 2010, Ocean Rig’s working capital surplus was $4.1 million, compared to a working capital deficit of $123.7 million, as of December 31, 2009. The increase in Ocean Rig’s working capital position was primarily due to the number of loans classified as long term debt for 2010 compared to 2009 when a greater number of loans were classified as current due to the breach of covenants by DryShips and cross-default provisions in its loan agreements, which resulted in a technical cross-default under Ocean Rig’s loan agreements.

If Ocean Rig does not strengthen its working capital surplus, or if Ocean Rig returns to a working capital deficit and such a working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect Ocean Rig’s earnings, liquidity and capital position, and its ability to make timely payments on its newbuilding purchase contracts and to meet its debt repayment obligations. Ocean Rig expects that the lenders will not demand payment of loans before their maturity, provided that Ocean Rig pays loan installments and accumulated accrued interest as they come due under the existing facilities. Ocean Rig plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

Ocean Rig’s principal use of funds has been capital expenditures to establish and grow its fleet, maintain the quality of its drilling units, comply with international standards, environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. Since its formation, Ocean Rig’s principal source of funds has been equity provided by its shareholders through their equity offerings or at the market sales, operating cash flows and long-term borrowings. From January 1, 2009 to December 3, 2010, Ocean Rig received $1.3 billion in cash from its parent company, DryShips, in the form of capital contributions to meet obligations for capital expenditures on Ocean Rig’s drillships under construction and debt repayments during the period. In 2011 year to date, Ocean Rig has not received cash capital contributions from DryShips. As Ocean Rig is no longer a wholly-owned subsidiary of DryShips, even if it is able to do so, DryShips may be unwilling to provide continued funding for Ocean Rig’s capital expenditure requirements or only provide such funding in return for market rate repayment and interest rates or issuances of equity securities, which could be significantly dilutive to other shareholders. In March and April 2011, Ocean Rig borrowed an aggregate amount of $175.5 million from DryShips through shareholder loans, which Ocean Rig repaid in full in April 2011.

Based on its current liquidity position, Ocean Rig does not expect to require funding from DryShips over the next 12 months. Excluding its three recently-exercised newbuilding drillship options, its newbuilding program is fully financed with bank debt and anticipated internal cash flow. Further, all pre-delivery payments have been made under Ocean Rig’s three recently-exercised drillship options. The delivery payments for each of these drillships is due in 2013 and Ocean Rig expects to finance these payments with cash on hand, operating cash flow and bank debt that Ocean Rig intends to arrange.

As of June 30, 2011, Ocean Rig had aggregate debt outstanding of $2.12 billion, inclusive of deferred financing costs amounting to $47.1 million, of which $231.2 million was classified as current on Ocean Rig’s balance sheet. As of December 31, 2010, Ocean Rig had aggregate debt outstanding of $1.26 billion, inclusive of deferred financing costs amounting to $27.8 million, of which $560.6 million, was classified as current on its balance sheet. As of June 30, 2011 and December 31, 2010, Ocean Rig had $717.4 million and $928.3 million, respectively, of unutilized credit facilities for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos. The credit facility for the Ocean Rig Mykonos requires that any drawdowns under the facility be collateralized with an equivalent deposit to restricted cash until Ocean Rig finds suitable employment for that drillship. While the contract with Petrobras Brazil for the Ocean Rig Mykonos does not satisfy the minimum dayrates and terms required under this credit facility, on August 10, 2011, Ocean Rig and its lenders amended the credit facility based on the Petrobras Brazil contract to allow for drawdowns and the release of collateral deposited for the Ocean Rig Mykonos.

As of December 31, 2010, Ocean Rig had purchase commitments of approximately $1.37 billion, which represented the remaining construction and construction-related payments for the Ocean Rig Olympia, which was delivered on March 30, 2011, the Ocean Rig Poseidon, which was delivered on July 28, 2011, and the Ocean Rig Mykonos, which was delivered on September 30, 2011. As of June 30, 2011, Ocean Rig had substantial purchase commitments mainly representing the remaining yard installments of $614.7 million for the Ocean Rig Poseidon, which was delivered on July 28, 2011, and the Ocean Rig Mykonos, which was delivered on September 30, 2011. In addition, in the second quarter of 2011, Ocean Rig exercised three of its options with Samsung for the construction of three additional ultra-deepwater drillships and, accordingly, entered into shipbuilding contracts for its seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively, for a total estimated project cost per drillship of $638.0 million, consisting of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. In connection with the exercise of these options, Ocean Rig paid $207.6 million, $207.4 million and $217.4 million, respectively, to the shipyard in the second quarter of 2011. Ocean Rig intends to apply a portion of the proceeds from its 9.5% senior unsecured notes due 2016 to fund the construction of its seventh generation hulls. However, Ocean Rig will have remaining construction and construction-related payments of approximately $1.2 billion coming due in 2013 for which it has not yet arranged financing. The remaining three optional drillships have an estimated total project cost, excluding financing costs, of $638.0 million each. To the extent Ocean Rig exercises any of the three options it has with Samsung for the construction of three additional newbuilding drillships, with an estimated cost of $1.9 billion in the aggregate, Ocean Rig will incur additional payment obligations for which it has not arranged financing. These options are exercisable by Ocean Rig any time on or prior to January 31, 2012; their exercise would result in payment at the time of the exercise of an aggregate of $701.8 million if the options are exercised at the same specifications as the first three options.

Ocean Rig drew down the Deutsche Bank credit facility for the construction of the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released. On August 10, 2011, Ocean Rig amended the terms of the Deutsche Bank credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for this drillship based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

Ocean Rig expects that its existing cash balances, internally generated cash flows, drawdowns under the credit facilities for the construction of the Ocean Rig Mykonos and proceeds from the issuance of new debt or equity will fulfill anticipated obligations such as scheduled debt maturities, committed capital expenditures and working capital needs. Additionally, DryShips has committed to provide cash to meet Ocean Rig’s liquidity needs throughout 2011. See note 1.b. to the consolidated financial statements. However, as discussed above, due to Ocean Rig’s current liquidity position, which is mainly driven by transactions concluded in April 2011, including its entry into the $800.0 million senior secured term loan agreement and its issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016, Ocean Rig does not expect to require funding from DryShips over the next 12 months. If Ocean Rig requires financing from DryShips over the next 12 months and such financing is not available, Ocean Rig does not expect the lack of financing from DryShips to have a material impact on its ability to satisfy its liquidity requirements and to finance future operations over the next 12 months and intend to cover any shortfalls with new bank debt that Ocean Rig would seek to obtain.

Ocean Rig’s internally generated cash flow is directly related to its business and the market sectors in which Ocean Rig operates. Should the drilling market deteriorate, or should Ocean Rig experience poor results in its operations, cash flow from operations may be reduced. As of the date of this proxy statement / prospectus, Ocean Rig believes that amounts available under its existing credit facilities, current cash balances, as well as operating cash flow, together with any debt or equity issuances in the future, will be sufficient to meet its liquidity needs for the next 12 months, including minimum cash requirements under its loan agreements, and payment obligations for its newbuilding drillships, assuming the drilling or financing markets do not deteriorate. Ocean Rig’s access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of its debt, industry conditions, general economic conditions, market conditions and market perceptions of Ocean Rig and its industry.

Ocean Rig partially funded the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia with borrowings under the $800.0 million senior secured term loan agreement. In July 2011, Ocean Rig funded $308.2 million and $309.3 million remaining construction costs for the Ocean Rig Poseidon with borrowings under the Deutsche Bank credit facility for the construction of the drillship. In September 2011, Ocean Rig funded the remaining construction and construction-related costs of the Ocean Rig Mykonos, which amounted to $305.7 million, with borrowings under its credit facilities.

Compliance with Financial Covenants under Secured Credit Facilities

Ocean Rig’s secured credit facilities impose operating and financial restrictions on it. These restrictions generally limit Ocean Rig’s subsidiaries’ ability to, among other things (i) pay dividends, (ii) incur additional indebtedness, (iii) create liens on their assets, (iv) change the management and/or ownership of the drilling units, and (v) change the general nature of their business. For example, Ocean Rig is prohibited from paying dividends under its $800 million secured term loan agreement without the lender’s consent.

In addition, Ocean Rig’s existing secured credit facilities require Ocean Rig and certain of its subsidiaries to maintain specified financial ratios and satisfy financial covenants, mainly to ensure that the market value of the mortgaged drilling unit under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, or a value maintenance clause (which becomes applicable upon the completion of construction and following the delivery of the applicable drillship to Ocean Rig). In general, these financial covenants relate to the maintenance of (i) minimum amount of free cash; (ii) leverage ratio not to exceed specified levels; (iii) minimum interest coverage ratio; (iv) minimum current ratio (the ratio of current assets to current liabilities); and (v) minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets). In addition, DryShips, because it guarantees Ocean Rig’s Deutsche Bank credit facilities and Ocean Rig’s $800.0 million senior secured term loan agreement, is required to maintain certain financial covenants, as guarantor under the facilities. In general, these financial covenants require DryShips to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; and (v) a minimum debt service coverage ratio.

Furthermore, all of Ocean Rig’s loan agreements also contain a cross-default provision that may be triggered by either a default under one of its other loan agreements or a default by DryShips under one of its loan agreements. A cross-default provision means that a default on one loan would result in a default on all of Ocean Rig’s other loans. A default by DryShips under one of its loan agreements would trigger a cross-default under Ocean Rig’s Deutsche Bank credit facilities and would provide Ocean Rig’s lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under Ocean Rig’s $1.04 billion credit facility and its $800.0 million secured term loan agreement and would provide Ocean Rig’s lenders with the right to accelerate the outstanding debt under these facilities.

In general, a violation of financial covenants constitutes a breach under Ocean Rig’s credit facilities and its lenders may declare an event of default, which would, unless waived by Ocean Rig’s lenders, provide its lenders with the right to require Ocean Rig to post additional collateral, enhance its equity and liquidity, increase its interest payments, pay down its indebtedness to a level where Ocean Rig is in compliance with its loan covenants, sell assets, reclassify Ocean Rig’s indebtedness as current liabilities and accelerate its indebtedness, which would impair its ability to continue to conduct its business.

Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. As of June 30, 2010, DryShips had either regained compliance with the covenants under its loan agreements or had the ability to remedy shortfalls in value maintenance requirements within specified grace periods. Some of these waiver agreements expire during 2011 and 2012, at which time the original covenants come back into effect.

If Ocean Rig’s indebtedness is accelerated pursuant to the cross-default provisions, it will be very difficult in the current financing environment for Ocean Rig to refinance its debt or obtain additional financing and Ocean Rig could lose its drilling rigs if Ocean Rig’s lenders foreclose their liens. Ocean Rig does not expect that cash on hand and cash generated from operations would be sufficient to repay its loans that have cross-default provisions, which aggregated approximately $1.62 billion June 30, 2011, if that debt were to be accelerated by the lenders. In such a scenario, Ocean Rig would be required to raise additional funds of approximately $2.23 billion through debt or equity issuances in order to repay such debt and meet its capital expenditure requirements as of June 30, 2011, although such financing may not be available on attractive terms or at all.

Credit Facilities

For a description of Ocean Rig’s credit facilities, see “Business — Description of Indebtedness”

Cash Flows

Six-month period ended June 30, 2011 compared to period ended June 30, 2010

Ocean Rig’s cash and cash equivalents increased to $191.7 million as of June 30, 2011, compared to $95.7 million as of December 31, 2010, primarily due to cash provided by new financing and operating activities partly offset by cash used in investing activities.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Ocean Rig’s working capital surplus was $9.4 million as of June 30, 2011, compared to a $211.0 million working capital deficit as of June 30, 2010.

The change in working capital is primarily due to a $320.7 million lower current interest bearing debt balance partly offset by $124.0 million lower cash balance including restricted cash.

Net cash used in operating activities

Net cash provided by operating activities was $93.9 million for the six-month period ended June 30, 2011, compared to $99.0 million for the six-month period ended June 30, 2010, primarily reflecting lower profitability of the operations and higher trade related working capital partly offset by return of margin calls.

Net cash used in investing activities

Net cash used in investing activities was $850.8 million for the six-month period ended June 30, 2011. Net cash used in investing activities was $521.2 million for the six-month period ended June 30, 2010. Ocean Rig made shipyard payments and project capital expenditures of approximately $1,187.7 million for six-month period ended June 30, 2011. This compares to $483.3 million for advances for drillships for the six-month period ended June 30, 2010. The decrease in restricted cash was $346.9 million during six-month period ended June 30, 2011, reflecting primarily repayment of the $300.0 million Credit Facility with related restricted cash, compared to an increase of $34.2 million in the corresponding period of 2010.

Net cash provided by financing activities

Net cash provided by financing activities was $853.0 million for the six-month period ended June 30, 2011, consisting of $1,682.1 million in net proceeds from new long term debt largely offset by repayments of short term debt and the current portion of long term debt of $829.2 million. This compares to net cash provided by financing activities of $341.7 million for the six month period ended June 30, 2010, mainly consisting of $402.6 million of shareholders contribution for investments partly offset by repayment of current portion of long term debt of $61.1 million.

Year ended December 31, 2010 compared to year ended December 31, 2009

Ocean Rig’s cash and cash equivalents decreased to $95.7 million as of December 31, 2010, compared to $234.2 million as of December 31, 2009, primarily due to cash used in investing activities which was partly offset by cash provided by operating activities and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Ocean Rig’s working capital surplus was $4.1 million as of December 31, 2010, compared to a $123.7 million working capital deficit as of December 31, 2009. The movement from a deficit to a surplus is due to the reclassification of long-term debt from current liabilities to non-current liabilities due to DryShips’ compliance with its covenants, which removed the technical cross-default under Ocean Rig’s loan agreements.

Net cash used in operating activities

Net cash provided by operating activities was $221.8 million for the year ended December 31, 2010, compared to $211.1 million for the year ended December 31, 2009. The increase is mainly due to increased operational profitability during 2010.

Net cash used in investing activities

Net cash used in investing activities was $1.4 billion for the year ended December 31, 2010. Net cash used in investing activities was $146.8 million for the year ended December 31, 2009. Ocean Rig made shipyard payments of approximately $999.6 million for advances for drillships for the year ended December 31, 2010. This compares to $130.8 million for advances for drillships for the year ended December 31, 2009. The increase in restricted cash was $335.9 million during 2010 and was mainly driven by a $300.0 million short-term credit facility, which was fully cash collateralized and was repaid in January 2011, compared to $185.6 million in the corresponding period of 2009. The increase in the cash used in investing activities for year ended December 31, 2010 was mainly due to yard installments.

Net cash provided by financing activities

Net cash provided by financing activities was $1.08 billion for the year ended December 31, 2010, consisting mainly of shareholders contribution to fund investments of $540.3 million, net proceeds from the private offering of $488.3 million, proceeds from bank debt of $308.2 million and the repayment of bank debt of $247.7 million. Net cash used in by financing activities was $103.0 million for the year ended December 31, 2009, consisting of shareholders’ contribution of $753.4 million, proceeds from credit facilities of $150.0 million and debt repayments of $1.0 billion.

Year ended December 31, 2009 compared to year ended December 31, 2008

Ocean Rig’s cash and cash equivalents decreased to $234.2 million as of December 31, 2009, compared to $272.9 million as of December 31, 2008, primarily due to increased use of cash in investing and financing activities, which was partly offset by increased cash provided by operating activities, which was more than offset by cash used in investing and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Ocean Rig’s working capital deficit was $123.7 million as of December 31, 2009 compared to a working capital deficit of $518.7 million as of December 31, 2008. The deficit decrease mainly due to the increase in Ocean Rig’s current assets as a result of equity issuances in 2009, a portion of which Ocean Rig used to repay short-term credit facilities. Ocean Rig’s working capital deficit of $123.7 million at December 31, 2009 included indebtedness of $285.6 million, which had been classified as current as a result of breach of its loan covenants.

Net cash provided by operating activities

Net cash provided by operating activities increased by $190.0 million to $211.1 million for the year ended December 31, 2009, compared to $21.1 million for the year ended December 31, 2008. This increase was primarily attributable to the contribution of drill rigs income for the entire year of 2009 due to increased day rates.

Net cash used in investing activities

Net cash used in investing activities was $146.8 million for the year ended December 31, 2009. Ocean Rig made payments of $145.0 million for asset acquisitions and improvements, and it received $183.8 million in cash from the acquisition of drillships and the increase for restricted cash was $185.6 million.

Net cash used in investing activities was approximately $1.02 billion during 2008 consisting of $972.8 million paid to acquire Ocean Rig ASA, $16.6 million in payments for rig improvements and $31.3 million in the increase of restricted cash.

Net cash provided by financing activities

Net cash used in financing activities was $103.0 million for the year ended December 31, 2009, consisting mainly of net proceeds of $753.3 million from equity contributions and the drawdown of an additional $150.0 million under the credit facilities. This was more than offset by the repayment of $1.0 billion of debt under its long and short-term credit facilities.

Net cash provided by financing activities was $1.3 billion for the year ended December 31, 2008, consisting mainly of a $2.1 billion drawdown under short-term and long-term facilities and $650.2 million of equity contributions, partly offset by payments under short-term and long-term credit facilities in the aggregate amount of $1.4 billion.

Swap Agreements

As of June 30, 2011, Ocean Rig had 7 interest rate swap and cap and floor agreements outstanding, with a notional amount of $1,024.2 million, maturing from September 2011 through November 2017. These agreements were entered into in order to economically hedge Ocean Rig’s exposure to interest rate fluctuations with respect to its borrowings. As of January 1, 2011, Ocean Rig discontinued hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations for the six month period ended June 30, 2011. As of June 30, 2011, the fair value of all of the above agreements was a liability of $93.4 million. This fair value equates to the amount that would be paid by Ocean Rig if the agreements were cancelled at the reporting date, taking into account current interest rates and Ocean Rig’s creditworthiness.

As of June 30, 2011, security deposits (margin calls) of $59.3 million were paid and were recorded as “Other non current assets” in Ocean Rig’s consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

As of December 31, 2008, 2009 and 2010 Ocean Rig had outstanding 11 interest rate swap and cap and floor agreements, with a notional amount of $733 million, $768.1 million and $908.5 respectively, maturing from September 2011 through November 2017. These agreements are entered into in order to economically hedge Ocean Rig’s exposure to interest rate fluctuations with respect to its borrowings. As of December 31, 2008 and 2009, eight of these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. As of December 31, 2008, 2009 and 2010 three agreements qualified for and were designated for hedge accounting and, as such, changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by Ocean Rig if the agreements were cancelled at the reporting date, taking into account current interest rates and Ocean Rig’s creditworthiness.

As of December 31, 2009 and December 31, 2010, security deposits (margin calls) of $40.7 million and $78.6 million, respectively, were paid and were recorded as “Other non current assets” in Ocean Rig’s consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

Currency Forward Sale Exchange Contracts

As of June 30, 2011, Ocean Rig had currently forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $7.0 million outstanding with a fair market value of $1.1 million recorded in “Financial instruments” in its consolidated balance sheet. For the relevant period, Ocean Rig did not designate currency forward sale exchange contracts as hedges under U.S. GAAP, and realized and unrealized gains are included as Other, net in its consolidated statement of operations. See note 11 to the audited consolidated financial statements of Ocean Rig.

As of December 31, 2010, Ocean Rig had currently forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $28.0 million outstanding with a fair market value of $1.5 million recorded in “Financial instruments” in its consolidated balance sheet. For the relevant period, Ocean Rig did not designate currency forward sale exchange contracts as hedges under U.S. GAAP, and realized and unrealized gains are included as Other, net in Ocean Rig’s consolidated statement of operations. See note 11 to the audited consolidated financial statements of Ocean Rig.

As of December 31, 2009, Ocean Rig had currency forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $20.0 million outstanding with a fair market value of $0.4 million recorded in “Financial instruments” in Ocean Rig’s consolidated balance sheet. For the relevant period, Ocean Rig did not designate currency forward sale exchange contracts as hedges under US GAAP, and realized and unrealized gains and losses are included as Other, net in its consolidated statement of operations. See note 11 to the audited consolidated financial statements of Ocean Rig.

Off-Balance Sheet Arrangements

Ocean Rig does not have any off-balance sheet arrangements.

Critical Accounting Policies

Drilling units under construction:  This represents amounts Ocean Rig expends in accordance with the terms of the construction contracts for its drillships as well as expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized and depreciated over the useful life of the asset upon delivery. The carrying value of drillships under construction, referred to as newbuildings, represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and not covered by the client or the contract and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest:  Interest expenses are capitalized during the construction period of drilling units under construction based on accumulated expenditures for the applicable project at Ocean Rig’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (the “capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the actual interest rates applicable to borrowings outstanding during the period. Ocean Rig does not capitalize amounts beyond the actual interest expense incurred in the period.

If Ocean Rig’s financing plans associate a specific new borrowing with a qualifying asset, Ocean Rig uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other of Ocean Rig’s borrowings.

Drilling Unit Machinery and Equipment, Net:  Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, 5 to 15 years.

Drilling unit machinery and equipment, information technology and office equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for drilling unit machinery and equipment over 5 to 15 years and for information technology and office equipment over 5 years.

Goodwill and intangible assets:  Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment. Ocean Rig tests goodwill for impairment annually. Goodwill is not amortized. Ocean Rig has no other intangible assets with an indefinite life. Ocean Rig tests for impairment each year on December 31.

Ocean Rig tests goodwill for impairment by first comparing the carrying value of the reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management, to its fair value. Ocean Rig estimates the fair value of the reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, Ocean Rig applies un-discounted projected cash flows. To develop the projected net cash flows from its reporting unit, which are based on estimated future utilization, dayrates, projected demand for its services, and rig availability, Ocean Rig considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on its contract drilling operations and the capital expenditure budgets of its customers.

For the market approach, Ocean Rig derives publicly traded company multiples from companies with operations similar to its reporting unit by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

All of Ocean Rig’s goodwill was impaired as at December 31, 2008.

Ocean Rig’s finite-lived acquired intangible assets are recorded at historical cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the intangibles as follows:

Intangible Assets/Liabilities	Years

Tradenames	10
Software	10

Fair value of above market acquired time charters over remaining contract term

Trade names and software constitute the item “Intangible assets” in the Consolidated Balance Sheets. The amortization of these items are included in the line “Depreciation and amortization” in the Consolidated Statement of Operations.

Impairment of long-lived assets:  Ocean Rig reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, Ocean Rig reviews its assets for impairment on a rig by rig and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, Ocean Rig evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

As at December 31, 2009 and 2010, Ocean Rig performed an impairment review of its long-lived assets due to the global economic downturn, the significant decline in drilling rates in the rig industry and the outlook of the oil services industry. Ocean Rig compared undiscounted cash flows with the carrying values of its long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, Ocean Rig relied upon assumptions made by management with regard to its rigs, including future drilling rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the rigs. These assumptions are based on historical trends as well as future expectations in line with Ocean Rig’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, Ocean Rig’s accounting estimates might change from period to period. As a result of the impairment review, Ocean Rig determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009 and 2010.

Fair value of above/below market acquired drilling contract: In a business combination, Ocean Rig identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the acquisition date is based on the difference between the then-current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the then-current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter.” When the opposite situation occurs, the difference is recorded as “Fair value of below-market acquired time charter.” Such assets and liabilities are amortized as a reduction of or an increase in “Other revenue,” over the period of the time charter assumed.

Deferred financing costs:  Deferred financing costs include fees, commissions and legal expenses associated with Ocean Rig’s long-term debt and are capitalized and recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

Revenue and Related Expenses

Revenues:  Ocean Rig’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. Ocean Rig recognizes revenue when delivery occurs, as directed by Ocean Rig’s customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. Ocean Rig evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by dayrates. In connection with drilling contracts, Ocean Rig may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents’ commissions. There are two types of drilling contracts: well contracts and term contracts.

Well contracts:  Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from dayrate-based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

Term contracts:  Term Contracts are contracts under which the assignment is to operate the drilling unit for a specified period of time. For these types of contracts Ocean Rig determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling periods. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

Income taxes:  Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which Ocean Rig’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which Ocean Rig operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of Ocean Rig’s assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. Ocean Rig accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

Recent Accounting Pronouncements

In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: (i) it eliminates the need for objective and reliable evidence of the fair value of the undelivered element in order for a delivered item to be treated as a separate unit of accounting; and (ii) it eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. Ocean Rig implemented the new guidance on January 1, 2011 on a prospective basis. The revisions to the criteria for separating consideration did not and will not impact its accounting for revenue recognition because the guidance for allocating arrangement consideration between leasing and non-leasing elements is unchanged.

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. Ocean Rig has not been involved in any such distributions and thus, the impact to Ocean Rig cannot be determined until any such distribution occurs.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance is not expected to have any impact on Ocean Rig’s financial position and results of operation.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. All of the amendments in this update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 require Ocean Rig to disclose the date through which management evaluated subsequent events in its consolidated financial statements until it becomes a public company.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU’s transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. Ocean Rig has not engaged in any such contracts and thus, the impact to Ocean Rig cannot be determined until any such contact is entered.

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. Ocean Rig does not have such share-based payments and thus Ocean Rig does not expect the guidance to have any impact on its financial position and results of operation.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for Ocean Rig means January 1, 2012. Ocean Rig does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

In June 2011, the FASB issued Accounting Standards Updated (ASU) No. 2011-05, “Comprehensive Income (Topic 220)” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This ASU is required to be applied retrospectively and is effective for fiscal years and interim periods within those three years beginning after December 15, 2011, which for Ocean Rig means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact Ocean Rig’s financial position or results of operation.

Contractual Obligations

The following table sets forth Ocean Rig’s contractual obligations and their maturity dates as of December 31, 2010:

Obligations(1)	Total	1st Year	2nd Year	3rd Year	4th Year	5th Year	Thereafter
	(In thousands of U.S. Dollars)

Long-term debt(1)	1,285,357	568,333	195,000	522,024		—	—
Operating leases(2)	1,393	936	368	33	33	24
Pension plan(3)	1,725	83	84	66	106	107	1279
Drillships under construction/ Ocean Rig Corcovado and Ocean Rig Olympia(4)	576,513	576,513	—	—	—	—	—
Drillships under construction/ Ocean Rig Poseidon and Ocean Rig Mykonos(5)	765,955	765,955	—	—	—	—	—
Interest and borrowing fees(5)	84,335	43,093	27,035	14,207	—	—	—
Obligations to Cardiff(6)	5,774	5,774

Total	2,721,052	1,960,684	222,487	536,329	139	131	1,279

(1)	The outstanding balance of Ocean Rig’s long-term debt at December 31, 2010 was $1,285 million (gross of unamortized deferred financing fees and bond redemption costs of $27 million). Ocean Rig’s loans bear interest at LIBOR plus a margin. The amounts in the table above do not include interest payments.

(2)	Ocean Rig has entered into a new five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts. The figures also include minor operating lease agreements.

(3)	Ocean Rig has three defined benefit plans for employees managed and funded through Norwegian life insurance companies at December 31, 2010. The pension plans covered 55 employees by year end 2010. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third-party actuary.

(4)	As of December 31, 2010, an amount of $1,512.7 million was paid to the shipyard representing the first, second, third and fourth installments for Ocean Rig Corcovado, the first, second, third and fourth installments for the Ocean Rig Olympia, the first, second, third and fourth installments for the Ocean Rig Poseidon and the first, second and third installments for the Ocean Rig Mykonos.

(5)	Ocean Rig’s long-term debt outstanding as of December 31, 2010 bears variable interest at a margin over LIBOR, but to some extent such variable interest is fixed by Ocean Rig’s existing interest rate swaps. The calculation of interest payments is based on the weighted average interest rate including hedge accounting interest rate swaps of 4.39% as of December 31, 2010. Ocean Rig’s $325.0 million loan, drawn down on January 5, 2011 and repaid in April 2011, has been included in the Interest and borrowing fee calculation.

(6)	Represents amounts earned by Cardiff under management agreements terminated on December 21, 2010 which become due in 2011.

Derivative Instruments

Ocean Rig is exposed to a number of different financial market risks arising from Ocean Rig’s normal business activities. Financial market risk is the possibility that fluctuations in currency exchange rates and interest rates will affect the value of Ocean Rig’s assets, liabilities or future cash flows.

To reduce and manage these risks, management periodically reviews and assesses its primary financial market risks. Once risks are identified, appropriate action is taken to mitigate the specific risks. The primary strategy used to reduce Ocean Rig’s financial market risks is the use of derivative financial instruments where appropriate. Derivatives are used periodically in order to hedge Ocean Rigs’ ongoing operational exposures as well as transaction-specific exposures. When the use of derivatives is deemed appropriate, only conventional derivative instruments are used. These may include interest rate swaps, forward contracts and options.

It is Ocean Rig’s policy to enter into derivative financial instruments only with highly rated financial institutions. Ocean Rig uses derivatives only for the purposes of managing risks associated with interest rate and currency exposure.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. Dollar exchange rate, with all other variables held constant, of Ocean Rig’s profit before tax and its equity (due to changes in the fair value of financial instruments).

		Effect on Profit	Effect
	Increase/	Before Tax	Equity
	Decrease in	(in millions of	(in millions of
	U.S. Dollars	U.S. Dollars)	U.S. Dollars)

2010	+10%	4.4	0
2010	−10%	(4.4)	0
2009	+10%	(1.3)	0
2009	−10%	1.4	0
2008	+20%	2.4	0
2008	−20%	(3.6)	0

At December 31, 2010, after taking into account the effect the interest swaps that qualify for hedge accounting, approximately 75% of Ocean Rig’s loans have fixed interest rate (2009: 54%, 2008: 45%). The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of Ocean Rig’s profit before tax (through the impact on the floating rate borrowings and interest swaps that do not qualify for hedge accounting as per year end) and of Ocean Rig’s equity (through the impact on interest swaps that qualify for hedge accounting as per year end).

		Effect on	Effect
	Increase/	Profit Before Tax	Equity
	Decrease in	(in millions of	(in millions of
	U.S. Dollars	U.S. Dollars)	U.S. Dollars)

2010	+100	24.0	13.6
2010	−100	(22.3)	(13.4)
2009	+100	24.4	19.0
2009	−100	(2.4)	(2.0)
2008	+100	(9.0)	25.7
2008	−100	9.0	(27.1)

THE OFFSHORE DRILLING INDUSTRY

All of the information and data presented in this section has been provided by Fearnley Offshore AS. Fearnley Offshore AS has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Fearnley Offshore AS has advised that: (a) certain information in Fearnley Offshore AS’s database is derived from estimates or subjective judgments; (b) the information in the databases of other offshore drilling data collection agencies may differ from the information in Fearnley Offshore’s database; (c) while Fearnley Offshore AS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Summary

The international offshore drilling market has seen an increased trend towards deepwater and ultra deepwater exploration and subsequent development drilling. Due to the BP Macondo/Deepwater Horizon incident, there will be an increased focus on technical and operational issues and the inherent risk of developing offshore fields in ultra deepwater. This may result in the expectation that oil companies will show a higher preference for modern, more technologically advanced units capable of drilling in these environments. Given the increasingly ageing floater fleet, Fearnley Offshore AS believes a sustained demand in the market in the longer term will result in the need for replacements.

Fearnley Offshore AS foresees an increase of drilling activity in the medium to long term, from mid/end 2011 and onwards, possibly eliminating the gap between supply and demand in the ultra deepwater market. Such increased activity and balance in the supply and demand picture will result in higher dayrates. This is based on the assumption that the oil price is maintained above $70 per barrel.

Since the drilling moratorium in the US Gulf of Mexico ended in October 2010, the Bureau of Ocean Energy Management Regulation and Enforcement (BOEMRE) has been granting permits with all of the 18 post-moratorium permits issued in 2011. The halt in all drilling operations due to the moratorium has postponed more than 30 rig-years of planned activity. During the moratorium, nine rigs left the US Gulf of Mexico with only three currently slated to return. Approximately 50% of the 26 deepwater rigs on contract in the US Gulf of Mexico are currently operating while the rest are waiting for permits. A further two deepwater rigs are stacked in the Gulf. Fearnley Offshore AS expects that further permits will be granted, however it could be 2012 before all the units on contract are back in operating mode.

Fearnley Offshore AS foresees that tightening of regulatory regimes will occur especially in the US Gulf of Mexico, but these changes may also be implemented across the industry globally. More controls and systems will be implemented to ensure safer operations, and better plans and responses to accidents must be developed. In the longer term, this could prove to be an advantage for owners of the newest and best equipped units in the ultra deepwater market segment. Fearnley Offshore AS expects the implementation of stricter rules, regulations and requirements for safer well design and engineering and, therefore, higher technical requirements and procedures for the drilling units and contractors. As a result, wells will be more work intensive, thus necessitating more rig time.

Oil & Gas Fundamentals

Oil Price and Consumption

Exploration and production (“E&P”) spending by oil and gas companies generally creates the demand for oil service companies, of which offshore drilling contracting is a significant part.

Global E&P spending is now forecasted to increase substantially in 2011, as compared to the increase in 2010 and the increase is expected to be driven by the six super majors; BP, Chevron, ConocoPhillips, ExxonMobil, Shell and Total. All the big groups are expected to produce strong results due to the current high oil price. The increase is mainly due to spending gains in Latin America, the Middle East, West Africa and Southeast Asia to boost production growth and further capitalize on high crude prices.

In Latin/South America, PEMEX and Petrobras are also expected to drive the E&P spending, and Petrobras will significantly expand their deepwater activity with the development of its several new large offshore fields off Brazil.

There is a strong relationship between E&P spending and oil companies’ earnings, where the oil price is the most important parameter. Fearnley Offshore AS therefore believes that the determining factor influencing the demand for drilling units going forward is the price of oil. Since 2007, the price of oil has been highly volatile, reaching a peak of $147 per barrel in July 2008 and a low of $40 per barrel in January 2009.

Over the past 12 months the price of oil stayed at levels above $70 per barrel, with the current Brent blend oil price trading around $110 per barrel.

Though a lower oil price can temporarily discourage exploration and development drilling, it is generally acknowledged that oil consumption will continue to grow for many decades to come based on increasing demand from developing countries. The changing dynamics of demand, such as stagnating growth in developed countries, rate of field decline, and the changing nature of the world’s oil reserves, quality, area of origin, refinery capability and ownership, will all affect the price of oil and gas.

The US Energy Information Administration (EIA) expects a tightening of the world oil markets over the next two years and consumption is expected to grow by an annual average of 1.5 million barrels per day (bbl/d) through 2012. The EIA expects the growth in supply from non OPEC countries to average less than 0.1 million bbl/d each year in 2011 and 2012 and the market will rely on both inventories and significant increases in production of crude oil within OPEC member countries to meet world demand growth. Maturing fields in countries such as UK, Norway and Mexico are causing production declines at a rate around 4-6% per year for these countries and oil companies need to develop fields discovered over the last few years and explore in new areas to replace depleting reserves.

source: OECD/IEA - 2008/2010

The graph above shows the International Energy Agency’s (IEA) forecast from 2008 (the latest comprehensive forecast available) for world oil & gas supply and consumption. In the total consumption forecast, the IEA anticipates an increase in oil consumption going forward. This should encourage oil companies to engage in further exploration and development to meet the increasing global demand for oil. It should be noted, however, that there is a significant time gap between the oil companies’ commitment to secure rig time and the actual production of oil and gas. It should also be noted that most of recent major new discoveries of offshore oil and gas are in deep waters and in deep structure, which are rig-intensive, and will likely need more rig time per produced barrel than more traditional developments onshore or in shallow and non-harsh waters

Rig Market Fundamentals

The worldwide fleet of mobile offshore drilling rigs today totals 663 units. Of these, 408 are Jack-up rigs, 192 are Semi-submersible rigs and 63 are Drillships. With 522 of these employed as of July 2011, the fleet utilization is 79%. However, the effective utilization for the mobile drilling rigs being marketed is 90%, as 86 units remain cold-stacked while the remaining number of unemployed units are either at shipyard for repairment/upgrade/classing, warm stacked/idle or are en-route between contracts.

Jack-up rigs

Jack-up rigs are mobile, bottom-supported self-elevating drilling platforms that stand on three or four legs on the seabed. When the rig is to move from one location to another, it will jack its platform down on the water until it floats, and will then be towed by a supply vessel or similar to its next location, where it will lower the legs to the sea bottom and elevate the platform above sea level. A modern Jack-up rig will normally have the ability to move its drill floor aft of its own hull (cantilever), so that multiple wells can be drilled at open water locations or over wellhead platforms without re-positioning the rig. The general water depth capability of a Jack-up rig is 300-375 feet, while premium Jack-up rigs have operational capabilities enabling them to work in water depths in excess of 400 ft.

Semi-submersible rigs

Semi-submersible rigs are floating platforms, with columns and pontoons and feature a ballasting system that can vary the draft of the partially submerged hull from a shallow transit draft, to a predetermined operational and/or survival draft (50-80 feet) when drilling operations are underway at a well location. This reduces the rig’s exposure to weather and ocean conditions (waves, winds, and currents) and increases its stability. Semi-submersible rigs maintain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains and/or cables, or by a computerized dynamic positioning (DP) system. Propulsion capabilities of Semi-submersible rigs range from having no propulsion capability or propulsion assistance (and thereby requiring the use of supply vessel or similar for transits between locations) through to self-propelled whereby the rig has the ability to relocate independently of a towing vessel.

Drillships

Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull (“moon pools”). Drillships normally have a higher load capacity than semi-submersible rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semi-submersible rigs, drillships can be equipped with conventional mooring systems or DP systems.

The Semi-submersible rigs and Drillships are often categorized collectively as “Floaters.”

The Jack-Up Market

The total jackup fleet currently has 408 units in operation/available in the market with 59 more units under construction. Since the beginning of 2006, 95 newbuild jackups have been delivered. These new units, along with those still under construction, are mainly what Fearnley Offshore AS describes as Special Capability Jackups (SCJU) i.e. larger jackups with Þ=300ft water depth capability, 30,000ft drilling depth capability, 3 mud pumps and Þ=1,500 kips hook load.

As jackups contract lead time (time from contracting to anticipated commencement) is generally short and units often are on short contracts, they are easier for operators to let go of and are more sensitive towards market fluctuations than, for example, deepwater floaters.

Worldwide Jack-up Market

In 2004, contractors realized that demand for jackups was increasing and that the age structure of the existing fleet was old and getting technically obsolete for many of the new market plays. However, generally risk adverse established contractors were not willing to order newbuilds, nor were operators willing to assist contractors ordering newbuilds on contract. This situation resented opportunities for new investors who saw to profit from taking on yard risk and, based on the belief that the existing old units would be obsolete in the near future. As the early newbuilds under construction obtained contracts with favorable day rates, other orders followed and a newbuilding boom began.

Until recently, and as with all other segments in the mobile offshore drilling market, jackups have enjoyed a relatively high utilization during the last several years hovering between 90 and 100%. During the same period, there has also been a geographical shift in the market for jackups. A combination of low gas prices and increased operating costs linked to higher insurance fees in US Gulf of Mexico led to units leaving the US Gulf of Mexico market for other areas, a move which allowed for higher rates and longer contract terms in general. The booming economy in Eastern Hemisphere countries, combined with their desire to create a viable energy market of their own, resulted in increasing demand for jackups in this area. Due to gas being the main source of energy, the earlier described Special Capability Jackups (SCJU) were the preferred type of units.

As illustrated by the following graph, worldwide active utilization is currently 81% . Units located in Gulf of Mexico account for the majority of this decline as only 50 of 105 units currently are on contract in this area.

At present, the SCJU fleet consists of 122 units with 52 more to be delivered from yard within mid 2014.

Based on the expectations for increased activity, 46 new units have been ordered for delivery in 2012, 2013 and 2014 (see table below for current order book).

Reported
Contractor	Unit	Yard	Delivery

1 Rowan	Rowan Norway	KFELS	Jul-11
2 Seadrill	West Elara	Jurong	Jul-11
3 Swecomex	Independencia 1	Operadora Cicsa	Jul-11
4 Rowan	Joe Douglas	LeTourneau	Sep-11
5 Great Offshore	JU V351	Bharati	Sep-11
6 Transocean	Transocean Honor	PPL	Nov-11
7 Rowan	Rowan EXL 4	AMFELS	Nov-11
8 PV Drilling	PV Drill 4	PV Shipyard	Dec-11
9 NDC Abu Dhabi	NDC Abu Dhabi TBA 1	Lamprell, UAE	Feb-12
10 Essar	Essar 1	AGB Shipyard	Apr-12
11 Standard Drilling	Standard Drilling TBA 1	KFELS	Jul-12
12 NDC Abu Dhabi	NDC Abu Dhabi TBA 2	Lamprell, UAE	Aug-12
13 Essar	Essar 2	AGB Shipyard	Aug-12
14 Atwood	Atwood Mako	PPL	Sep-12
15 Saudi Aramco	Saudi Aramco TBA	KFELS	Oct-12
16 Transocean	Transocean TBA 2	KFELS	Nov-12
17 Transocean	Transocean TBA 3	KFELS	Nov-12

Reported
Contractor	Unit	Yard	Delivery

18 Prospector	POD TBA I	Dalian	Nov-12
19 Jasper	Jasper TBA I	KFELS	Nov-12
20 Noble	Noble TBA 1	Jurong	Dec-12
21 Atwood	Atwood Manta	PPL	Dec-12
22 Seadrill	West Castor	Jurong	Dec-12
23 Seadrill	West Telesto	Dalian	Dec-12
24 Mermaid Drilling	Mermaid TBA 1	KFELS	Dec-12
25 Greatship	Greatship TBA	Lamprell, UAE	Dec-12
26 Dynamic Drilling	Dynamic Drilling TBA	KFELS	Feb-13
27 Standard Drilling	Standard Drilling TBA 2	KFELS	Mar-13
28 Noble	Noble TBA 2	Jurong	Mar-13
29 Seadrill	West Tucana	Jurong	Mar-13
30 Prospector	POD TBA II	Dalian	Mar-13
31 Seadrill	West Oberon	Dalian	Mar-13
32 Mermaid Drilling	Mermaid TBA 2	KFELS	Mar-13
33 Perforadora Central	Perforadora Central TBA	AMFELS	Mar-13
34 Japan Drilling Company	JDC TBA	KFELS	Mar-13
35 Discovery Offshore	Discovery Offshore TBA 1	KFELS	Apr-13
36 Atwood	Atwood Orca	PPL	Jun-13
37 Clearwater	Standard Drilling TBA 3	KFELS	Jun-13
38 Ensco	Ensco TBA1	KFELS	Jun-13
39 Jasper	Jasper TBA II	KFELS	Jun-13
40 Standard Drilling	Standard Drilling TBA 4	KFELS	Jul-13
41 Noble	Noble TBA 3	Jurong	Sep-13
42 Seadrill	West CJ70 TBN	Jurong	Sep-13
43 Prospector	POD TBA III	Dalian	Sep-13
44 Prospector	POD TBA IV	Dalian	Sep-13
45 Gulf Drilling International	GDI TBA 1	KFELS	Sep-13
46 Discovery Offshore	Discovery Offshore TBA 2	KFELS	Oct-13
47 Standard Drilling	Standard Drilling TBA 5	KFELS	Nov-13
48 Ensco	Ensco TBA2	KFELS	Dec-13
49 Standard Drilling	Standard Drilling TBA 6	KFELS	Dec-13
50 Maersk Contractors	Maersk TBA 1	KFELS	Dec-13
51 Noble	Noble TBA 4	Jurong	Mar-14
52 Standard Drilling	Standard Drilling TBA 7	KFELS	May-14
53 Maersk Contractors	Maersk TBA 2	KFELS	Jul-14
54 Gulf Drilling International	GDI TBA 2	KFELS	Sep-14

The Floater Market

The total existing fleet of floaters includes 192 Semi-submersible rigs and 63 Drillships.

As can be seen from the above graph, there is almost full utilization for the floater market. Fearnley Offshore AS notes that reduced demand can be attributed to the lower activity in the shallow market segment.

Generations

The Floater fleet is often divided into generations; basically referring to the period in which the rigs were built. There are so called 2nd, 3rd, 4th, 5th and 6th generation floaters.

The 2nd generation consists primarily of semi-submersible rigs built in the seventies, an enhancement of the 1st generation Gulf of Mexico semi. The 3rd generation was created based on the experience drawn from the 2nd generation with better capacities, all built in the early eighties. A small number of 4th generation floaters were built in mid eighties, which focused more on operation in even harsher environment and arctic conditions.

The next generation (5th) was launched in 1996. These units focused on working in deep water. Including conversions, 46 units were delivered between 1998 and 2005, representing roughly 20% of the total floater fleet today. Out of these, 24 are defined as 5th generation units capable of working in water depths of 7,500 feet or deeper. The remaining units are mainly older units having been fully refurbished and some newbuilds with less advanced capabilities.

Since October 2010, a total of 28 floaters have been ordered, scheduled for delivery in 2012, 2013 and 2014. Taking these orders together with the previously existing orders, there are now 67 new units on order. Current newbuild orderbook thus represents approximately 25% of the total floater fleet 63 of the ordered units are ultra deepwater rigs capable of drilling at 7,500 feet or deeper. There are currently several other newbuilding projects under consideration and it is likely that the newbuilding activity will continue, although available yard capacity is scarce and new orders, beyond current newbuild options, will probably be scheduled for 2014 delivery (see table below for current order book).

				Reported
#	Owner	Unit	Yard	Delivery

1	Seadrill	West Pegasus	Vyborg/Jurong	Q2	2011
2	Schahin	Schahin TBA 1	Samsung	Q2	2011
3	Gazflot	Severnoye Siyanie	Vyborg/Samsung	Q2	2011
4	Noble	Noble Bully 1	COSCO/Keppel	Q2	2011
5	CNOOC	Hai Yang Shi You 981	Shanghai Waigaoqiao	Q2	2011
6	Delba Perforadora	Delba III	GPC, Abu Dhabi	Q3	2011
7	Songa	Songa Eclipse	Jurong	Q3	2011
8	Ensco	Ensco 8504	KFELS	Q3	2011
9	Odebrecht	Norbe VIII	DSME	Q3	2011
10	OCR	Ocean Rig Poseidon	Samsung	Q3	2011
11	Pacific Drilling	Pacific Santa Ana	Samsung	Q3	2011
12	Vantage	Dragon Quest	DSME	Q3	2011
13	Saipem	Scarabeo 9	Yantai Raffles/KFELS	Q3	2011
14	OCR	Ocean Rig Mykonos	Samsung	Q3	2011
15	IPC	La Muralla IV	DSME	Q3	2011
16	Saipem	Scarabeo 8	Severodvinsk/Fincantie	Q3	2011
17	Odfjell	Deepsea Metro 2	Hyundai	Q4	2011
18	Seadrill	West Leo	Sevmarsh/Jurong	Q4	2011
19	Stena	Stena IceMax	Samsung	Q4	2011
20	Seadrill	West Capricorn	Jurong	Q4	2011
21	Noble	Noble Globetrotter 1	STX Dalian/Huisman	Q4	2011
22	Pride	Deep Ocean Molokai	Samsung	Q4	2011
23	Schahin	Schahin TBA 2	Samsung	Q4	2011
24	COSL Europe	COSLInnovator	Yantai Raffles	Q4	2011
25	Noble	Noble Bully 2	COSCO/Keppel	Q4	2011
26	Petroserv	Carolina	DSME	Q4	2011
27	Ensco	Ensco 8505	KFELS	Q1	2012
28	Odebrecht	ODN-1	DSME	Q1	2012
29	Odebrecht	ODN-2	DSME	Q1	2012
30	Sevan Drilling	Sevan Brasil	Cosco Qidong Shipyar	Q1	2012
31	Etesco	Etesco TBA	Samsung	Q2	2012
32	COSL Europe	COSLPromoter	Yantai Raffles	Q2	2012
33	MarAcc	Island Innovator	Cosco Zhoushan/Nym	Q2	2012
34	Ensco	Ensco 8506	KFELS	Q2	2012
35	Atw ood	Atw ood Condor	Jurong	Q2	2012
36	Petroserv	Catarina	DSME	Q2	2012
37	Queiroz Galvao	QG TBA I	Samsung	Q3	2012
38	Queiroz Galvao	QG TBA II	Samsung	Q3	2012
39	DVB Bank	Dalian Developer	COSCO Dalian	Q4	2012
40	Seadrill	West Auriga	Samsung	Q1	2013
41	Pacific Drilling	Pacific Khamsin	Samsung	Q2	2013
42	Vantage	Tungsten Explorer	DSME	Q2	2013

				Reported
#	Owner	Unit	Yard	Delivery

43	Seadrill	West Vela	Samsung	Q2	2013
44	Pride	Deep Ocean Marquesas	Samsung	Q2	2013
45	Diamond	Ocean BlackHaw k	Hyundai	Q2	2013
46	Noble	Noble DS TBA I	Hyundai	Q2	2013
47	OCR	Ocean Rig DS TBA I	Samsung	Q2	2013
48	Noble	Noble Globetrotter 2	STX Dalian/Huisman	Q3	2013
49	Odebrecht	Odebrech DS 5	DSME	Q3	2013
50	Odebrecht	Odebrecht SS 1	DSME	Q3	2013
51	Atwood	Atw ood Advantage	DSME	Q3	2013
52	Pacific Drilling	Pacific Sharav	Samsung	Q3	2013
53	Maersk Drilling	Maersk DS TBA 1	Samsung	Q3	2013
54	OCR	Ocean Rig DS TBA II	Samsung	Q3	2013
55	Seadrill	West Tellus	Samsung	Q3	2013
56	FOE	FOE DS TBA I	Hyundai	Q3	2013
57	Row an	Row an DS TBA 1	Hyundai	Q4	2013
58	Noble	Noble DS TBA II	Hyundai	Q4	2013

Shallow and deep water

As discussed above, the floater market is also broken down by water depth capability in the following manner:

Shallow Water Drilling Rigs	<3000 ft (915m) water depth
Deepwater Drilling Rigs	>3000ft (915m) water depth
Ultra Deepwater Drilling Rigs	>7500ft (2286 m) water depth

The breakdown of the floater market is further divided between drillships and semi-submersibles, where Fearnley Offshore AS notes that the focus from both contractors and operators in the last market upturn was towards ultra deepwater drilling.

Worldwide Shallow Water Market

After a strong recovery of the global drilling market in 2004, the shallow water floater fleet experienced close to full effective utilization from 2005 until the last quarter of 2008. This fleet consists of just over 90 units, although some units have been upgraded to deepwater capacity and will leave the segment. The shallow water fleet will see the addition of newbuilds scheduled for delivery during 2011 and 2012, but these newbuilds are units designed for harsh environment; for operation in the North Sea including the Norwegian Continental Shelf.

The shallow water fleet is relatively old, with a large number of units constructed in the mid 1970s and 1980s. Many of these units will need considerable investments to maintain and renew their class and enhance their life expectancy over the next several years. Substantial investments may be postponed until new contracts have been secured, and units will be stacked or even retired from the active fleet. With a theoretical average technical life expectancy of 35 years, 63 units could potentially be retired from the active fleet by the end of 2013 should the drilling contractors not see possibilities of charter contracts justifying life enhancing upgrades. Please see the graph below.

The above graph shows historical supply and demand and future supply for all floaters (both shallow and deepwater floaters). The grey line shows theoretical future supply assuming all drilling units older than 35 years leave the active market (by being scrapped, cold stacked or converted into a non-drilling unit). Most of these units are in the shallow water category.

The average age of the existing floater fleet today is 21 years. However, none of the competitive floaters have been retired during the last 5 years due to the strong market conditions, which have provided sufficient earnings to maintain and upgrade the older units. In the preceding period (1995-2005), the average age of units being retired from the fleet was 21.5 years.

It is also noteworthy that the shallow water floater market has a scattered ownership structure, which makes market discipline more difficult, and some of the smaller contractors will strive to maintain high utilization levels. This is resulting in a downward pressure on dayrates in such an unbalanced market, where the supply is greater than demand in the short term.

The Deepwater Floater Market

This market has proven less susceptible to volatility in the market than the jack-up and shallow water floater segments.

63 deepwater floaters are currently under construction for delivery between now and mid 2014. Notably, only one of these units under construction is a moored unit and most have ultra deepwater capability. Deepwater, more specifically ultra deepwater, has been the major focus for operators in the last upswing from 2005. Upon completion of the current order book, the ultra deepwater fleet alone will consist of 147 rigs. Dynamically- positioned drillships, as opposed to semi submersibles, have seen a rise in popularity and represent over half of the new construction.

In the deepwater market segment there are 75 existing units with an average age of 24 years. For ultra deepwater units there are 85 existing units at an average age of 7 years. For drillships, the age profile is skewed towards younger units, with 41 units in the ultra deepwater category with an average age of 5 years. In light of the Macondo/Deepwater Horizon accident, operators are showing a preference for newer equipment. Given the ageing deepwater fleet, Fearnley Offshore AS sees some oil companies contracting ultra deepwater units even for their deepwater and shallow water wells.

It is widely believed that the more easily extractable oil fields in shallow water have been found, and that the activity has moved towards deeper waters and, to a certain extent, harsher environments. The shallow water still represents the majority of the offshore drilling activity. However, the wells in shallow water are maturing and reserves are being depleted rapidly. New oil and gas production is more likely to be developed in deeper waters.

Although fewer charter contracts have been entered into in the deepwater market after the downturn at the end of 2008 compared to before the downturn, the deepwater market has proven less susceptible to fluctuations than the jack-up and shallow water floater segments. The deepwater market is characterized by longer visibility with several long term charters entered into.

Up until the recent financial turmoil, the deepwater floater market experienced high levels of utilization and record-high dayrates, in excess of $600,000 for some longer term contracts in 2008, sparking an increase in newbuildings. At present, the utilization for the deepwater market is approximately 94%. The number of backlog months for deepwater contracts was at record highs in 2009 at 702 rig years, however, this number decreased over the past year to 618 rig years as of July 1, 2011.

Demand

During 2009, only 12 long term (longer than six months) contracts were entered into in the deepwater market, compared to 57 such contracts during 2008. During 2010 and 2011, demand recovered with 53 long term deepwater contracts having been entered into.

With the current high oil price, there are numerous potential fields worldwide that are considered economically viable. However, due to the uncertain economic climate during the last couple of years, oil companies have been holding back on new investments and decision making has been slow. However, with sustained high oil price, this trend is now changing.

The above graph represents Fearnley Offshore’s forecasted supply and demand for the deepwater fleet world-wide through 2012. The possible demand is based on a higher than 50% probability, while the requirements has a 70% or higher probability of being accomplished.

In the forecast model Fearnley Offshore AS has accounted for the effect of the drilling ban in the US Gulf of Mexico by deferring certain programs with expected startup from the middle to end of 2011.

Brazil is one of the most promising offshore deepwater drilling regions, and Petrobras has high ambitions going forward. In order to achieve its goal, Petrobras has been active in securing ultra deepwater drilling capacity. However, with political pressure for building up a national Brazilian oil service industry, Petrobras is pushing forward with offshore drilling units built in Brazil. The price and cost for such newbuilding plans are significantly above current international market levels, which is approximately $600-$650 million cost for an ultra deepwater drillship. It is clear that Petrobras, with their significant new fields to be developed, are potentially short of high capability ultra deepwater floaters. Some may be new constructions with back-to-back contracts, but as the most urgent need for additional units seem to be in 2012-2013, existing rigs will have to be the main consideration.

Supply

As of July 2011 there were 63 deepwater units under construction, of which 62 are ultra deepwater units. Of these 62 newbuilds, 35 do not have a charter contract in place. When all newbuilds are delivered the worldwide deepwater fleet will consist of 223 competitive units, of which 147 will be rated for ultra deepwater drilling.

The following graph shows the geographical areas were the deepwater floaters are available and in operation, where Brazil is now the dominant area in which almost one-third of the fleet is operating.

The Ultra Deepwater Floater Market

This market has enjoyed full utilization from 2005, however one unit was available in West Africa in the first quarter of 2011.

Demand

The ultra deepwater market evolved with 5 years of intensive exploration activity starting in 1999. Exploration proved to be successful and resulted in significant projects being materialized in this market. The majority of the ultra deepwater units are now involved in development work. Many of the recent long term contracts have been geared towards new areas of exploration, and Fearnley Offshore AS foresees that this will continue in years to come.

The ultra deepwater market still has a high backlog of contracts, enjoying almost full utilization of the fleet. Within the last 12 months, 27 long term charter contracts have been entered into in the ultra deepwater market, compared to 6 and 13 charter contracts for the same period in the two previous years, respectively.

The graph above shows that there is a limited availability of units over the next year. Even though there are few new programs added by independent and smaller operators, there are substantial programs being planned by national oil companies (particularly from Petrobras) and most of the major oil companies (Chevron, Total and ExxonMobil). This could have a positive effect on the market in 2011. Traditionally deepwater activity has been seen in the following geographical regions: West Africa, Brazil and Gulf of Mexico. A new positive shift in this market is that there has been increased demand in all areas worldwide, such as East Africa, Greenland, China, New Zealand, Falkland and the Mediterranean. In addition some of the national oil companies, primarily Petrobras, are struggling with severe delays of scheduled newbuildings already committed for work, which may impact their short to medium term requirements leading to further demand.

Supply Ultra Deepwater

Currently there are 44 semisubmersibles and 41 drillships working in the ultra deepwater segment, with an additional 17 semis and 45 drillships under construction. Of the future fleet of 147 units, almost 35% are contracted into 2015 and beyond.

The ultra deepwater contract status through 2012 is presented in the graph below.

Fearnley Offshore’ AS predicts a balanced market in 2011 and emphasizes that there is only 1 available rig year in 2011. With approximately 52 operators active in the market segment, the excess rig capacity could quickly disappear. However, oil companies have implemented their drilling plans slowly, which may defer the timing of their projects, which again will be offset by the commissioning and delivery of the newbuildings.

Current Dayrate Level

In 2008 the international offshore drilling industry experienced record dayrates for the ultra deepwater floater fleet. There have been 36 long term ultra deepwater fixtures since the last record high fixture in October 2008. As seen from the graph below, the ultra deepwater dayrate has come down from its peak at $624,000/day to a level of $453,000/day. Though the rates in the various deepwater segments have been almost parallel in the past, operators see added value in newer and more capable units with higher capacities for their deepwater requirements, both for exploration (which is spreading to more remote areas and deeper waters) and for technically challenging developments. This trend is expected to become even more pronounced going forward due to the Macondo incident in the US Gulf of Mexico. Fearnley Offshore AS expects the gap between the various segments to sustain or even increase.

Even after the recent US Gulf of Mexico incident, there has not been any major deterioration in the dayrates obtained for new contracts, although new contract lengths have been shorter. With the price of oil remaining above $70 per barrel for a sustained period, it is worthwhile to note that the rates for all deepwater segments has flattened out and rates for the ultra deepwater segments are trending upwards for the first time since 2008.

BUSINESS

Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig seeks to utilize its high-specification drilling units to the maximum extent of their technical capability and Ocean Rig believes that it has earned a reputation for operating performance excellence. Ocean Rig currently owns and operates two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively, by Samsung Heavy Industries Co. Ltd., or Samsung.

Ocean Rig has additional newbuilding contracts with Samsung for the construction of three seventh generation newbuilding drillships, or its seventh generation hulls. These three newbuilding drillships are currently scheduled for delivery in July 2013, September 2013 and November 2013, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are “sister-ships” constructed by the same shipyard to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of Ocean Rig’s seventh generation hulls reflects additional enhancements that, with the purchase of additional equipment, will enable the drillship to drill in water depths of 12,000 feet.

Ocean Rig also has options with Samsung for the construction of up to three additional seventh generation ultra-deepwater drillships at an estimated total project cost, excluding financing costs, of $638.0 million per drillship, based on a shipyard contract price of $570.0 million, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These options are exercisable by Ocean Rig at any time on or prior to January 31, 2012.

Ocean Rig believes that the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, as well as its three newbuilding drillships, will be among the most technologically advanced drillships in the world. The S10000E design, used for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos was originally introduced in 1998 and according to Fearnley Offshore AS, including these four drillships, a total of 45 drillships have been ordered using this base design, which has been widely accepted by customers, of which 24 had been delivered as of July 2011, including the Ocean Rig Corcovado and the Ocean Rig Olympia. Among other technological enhancements, Ocean Rig’s drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. Ocean Rig estimates this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of its newbuilding drillships will be capable of drilling 40,000 feet at water depths of 12,000 feet. Ocean Rig currently has a team of its employees at Samsung overseeing the construction of the three newbuilding drillships to help ensure that those drillships are built on time, to its exact vessel specifications and on budget, as was the case for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $755.7 million, $756.9 million, $791.8 million and $784.4 million, respectively. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of September 30, 2011, Ocean Rig had made an aggregate of $726.7 million of construction and construction-related payments for its three seventh generation hulls. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of

September 30, 2011, the remaining total construction and construction-related payments for Ocean Rig’s three seventh generation hulls was approximately $1.2 billion in the aggregate, consisting of the following:

(In millions)

NB #1 (TBN)
Construction payments	$365.6
Other construction-related expenses (excluding financing costs)	$30.0
NB #2 (TBN)
Construction payments	$365.6
Other construction-related expenses (excluding financing costs)	$30.0
NB #3 (TBN)
Construction payments	$365.6
Other construction-related expenses (excluding financing costs)	$30.0

Ocean Rig’s revenue, EBITDA and net income for the twelve-months ended June 30, 2011 was $452.4 million, $242.2 million and $114.0 million, respectively. Ocean Rig believes EBITDA provides useful information to investors because it is a basis upon which Ocean Rig measures its operations and efficiency. Please see “Selected Historical Consolidated Financial and Other Data of Ocean Rig” for a reconciliation of EBITDA to net income, the most directly comparable U.S. GAAP financial measure.

History of Ocean Rig

Ocean Rig is a corporation formed under the laws of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips. DryShips is a global provider of marine transportation services for drybulk cargoes and offshore contract drilling oil services. DryShips owns approximately 75% of Ocean Rig’s outstanding common stock as of the date of this proxy statement / prospectus. Ocean Rig acquired all of the outstanding shares of Primelead Limited in December 2007.

Ocean Rig’s predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and contracted for the construction of Ocean Rig’s two existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, as well as two other newbuilding drilling rigs that were subsequently sold. The Leiv Eiriksson and the Eirik Raude commenced operations in 2001 and 2002, respectively, under contracts with leading oil and gas companies. The shares of Ocean Rig ASA traded on the Oslo Børs from January 1997 to July 2008.

Ocean Rig’s wholly-owned subsidiary, Primelead Limited, a corporation organized under the laws of the Republic of Cyprus, was formed on November 16, 2007 for the purpose of acquiring shares of Ocean Rig ASA. On December 20, 2007, Primelead Limited, acquired 51,778,647 shares, or approximately 30.4% of the outstanding capital stock of Ocean Rig ASA, following its nomination as a buyer from Cardiff Marine Inc., or Cardiff, a company controlled by Mr. Economou, Ocean Rig’s Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips, Ocean Rig’s parent company. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares on April 22, 2008, Ocean Rig launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law. On May 9, 2008, Ocean Rig concluded a guarantee facility of NOK5.0 billion, or approximately $974.5 million, and a senior secured term loan of $800.0 million in order to guarantee the purchase price of the Ocean Rig ASA shares to be acquired through the mandatory offer, to finance the acquisition cost of the Ocean Rig ASA shares and to refinance existing debt. Ocean Rig gained control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in Ocean Rig’s consolidated financial statements as of May 15, 2008. Ocean Rig held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, as of July 10, 2008, which Ocean Rig acquired at a total cost of $1.4 billion. With respect to the transaction described above, DryShips purchased 4.4% of the share capital of Ocean Rig ASA from companies affiliated with Mr. Economou, the Chairman, President and Chief Executive Officer of DryShips and of Ocean Rig. On March 5, 2009, DryShips contributed all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and the Ocean Rig Mykonos to Ocean Rig. On May 15, 2009, Ocean Rig closed a transaction to acquire the equity interests of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and the Ocean Rig Olympia,

which were owned by clients of Cardiff, including certain entities affiliated with Mr. Economou. As part of this transaction, Ocean Rig assumed the liabilities for two $115.0 million secured loan facilities, which were repaid in connection with the delivery of the Ocean Rig Corcovado and the Ocean Rig Olympia. As consideration for the acquisition of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and the Ocean Rig Olympia, Ocean Rig issued to the sellers, including entities related to Mr. Economou, a number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of Ocean Rig’s total issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. Economou. The consideration paid for the 25% interest consisted of a one-time $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Stock with an aggregate face value of $280.0 million. Following such acquisition, Ocean Rig became a wholly-owned subsidiary of DryShips.

On December 21, 2010, Ocean Rig completed the sale of an aggregate of 28,571,428 of Ocean Rig’s common shares (representing 22% of Ocean Rig’s outstanding common stock) in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. Ocean Rig refers to this offering, which includes the sale of 1,871,428 common shares pursuant to the managers’ exercise of their option to purchase additional shares, as the private offering. A company controlled by Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. Economou, purchased 2,869,428 common shares, or 2.38% of Ocean Rig’s outstanding common shares, in the private offering at the offering price of $17.50 per share. Ocean Rig received approximately $488.3 million of net proceeds from the private offering, of which it used $99.0 million to purchase an option contract from DryShips, Ocean Rig’s parent company, for the construction of up to four additional ultra-deepwater drillships as described below. Ocean Rig applied the remaining proceeds to partially fund remaining installment payments for its newbuilding drillships and for general corporate purposes.

Recent Developments

During April 2011, Ocean Rig borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with shareholder loans of $127.5 million that Ocean Rig borrowed from DryShips in March 2011, were fully repaid.

On April 15, 2011, Ocean Rig held a special shareholders meeting at which its shareholders approved proposals (i) to adopt its second amended and restated articles of incorporation; and (ii) to designate the class of each member of the board of directors and related expiration of term of office.

On April 18, 2011, Ocean Rig entered into an $800 million senior secured term loan agreement to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. On April 20, 2011, Ocean Rig drew down the full amount of this facility and prepaid its $325.0 million short-term loan agreement.

On April 18, 2011, Ocean Rig exercised the first of its six newbuilding drillship options under its option contract with Samsung and, as a result, entered into a shipbuilding contract for one of its seventh generation hulls and paid $207.6 million to the shipyard on April 20, 2011.

On April 27, 2011, Ocean Rig entered into an agreement with the lenders under its two $562.5 million loan agreements, or its two Deutsche Bank credit facilities, to restructure these facilities. As a result of this restructuring: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, Ocean Rig provided an unlimited recourse guarantee that includes certain financial covenants; and (iii) Ocean Rig is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released. On August 10, 2011, Ocean Rig amended the terms of the credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for this drillship based on the Petrobras Brazil contract and on August 10, 2010, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

On April 27, 2011, Ocean Rig issued $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds of the offering of approximately $487.5 million are expected to be used to finance Ocean Rig’s newbuilding drillships program and for general corporate purposes.

On April 27, 2011, Ocean Rig exercised the second of its six newbuilding drillship options under its option contract with Samsung, and, as a result, entered into a shipbuilding contract for the second of its seventh generation hulls and paid $207.4 million to the shipyard on May 5, 2011.

On May 3, 2011, following the approval by Ocean Rig’s board of directors and shareholders, Ocean Rig amended and restated its amended and restated articles of incorporation, among other things, to increase Ocean Rig’s authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

On May 5, 2011, Ocean Rig terminated its contract with Borders & Southern for the Eirik Raude for drilling operations offshore the Falkland Islands and entered into a new contract with Borders & Southern for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude with exceptions for the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

On May 16, 2011, Ocean Rig entered into an addendum to its option contract with Samsung, pursuant to which Samsung granted Ocean Rig the option for the construction of up to two additional ultra-deepwater drillships, for a total of up to six additional ultra-deepwater drillships, which would be “sister-ships” to its drillships and Ocean Rig’s seventh generation hulls, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining drillship option under the original contract may be exercised at any time on or prior to January 31, 2012.

On May 19, 2011, Borders & Southern exercised its option to drill an additional two wells under its contract with Ocean Rig for the Leiv Eiriksson. Borders & Southern assigned the two optional wells to Falkland Oil and Gas. The maximum operating dayrate under the contract, which was originally $540,000, decreased to $530,000 as a result of the exercise of the optional wells. Borders & Southern has a further option under the contract to drill a fifth well, for which, if exercised, the dayrate would be $540,000.

On May 20, 2011, Ocean Rig paid $10.0 million to Samsung in exchange for Samsung’s agreement to deliver the third optional newbuilding drillship by November 2013 if Ocean Rig exercises its option to construct the drillship by November 22, 2011, under Ocean Rig’s contract with Samsung.

On June 23, 2011, Ocean Rig exercised the third of six newbuilding drillship options under its option contract with Samsung and, as a result, entered into a shipbuilding contract for the third of Ocean Rig’s seventh generation hulls and paid $207.4 million to the shipyard.

On July 20, 2011, Ocean Rig entered into contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence in the fourth quarter of 2011, and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn.

On July 26, 2011, DryShips and OceanFreight, entered into a definitive agreement for DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig. The Ocean Rig common shares that will be received by the OceanFreight shareholders will be from currently outstanding shares held by DryShips. Based on the July 25, 2011 closing price of NOK89.00 ($16.44) for the common shares of Ocean Rig on the Norwegian OTC market, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt. The transaction has been approved by the boards of directors of DryShips and OceanFreight, by the audit committee of the board of directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a special committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight. The shareholders of OceanFreight, other than entities controlled by Mr. Kandylidis, the Chief Executive Officer of OceanFreight, will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips. The merger is expected to close in the fourth quarter of 2011. Simultaneously with the execution of the definitive merger agreement described above, DryShips, entities controlled by Mr. Kandylidis and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips acquired from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This acquisition closed on August 24, 2011. DryShips has committed to vote the OceanFreight shares it acquired in favor of the merger, which requires approval by a majority vote. Mr. Kandylidis is the son of one of the directors of DryShips and the nephew of Mr. George Economou. The Ocean Rig shares paid by DryShips to the entities controlled by Mr. Kandylidis are subject to a six-month lock-up period.

On July 28, 2011, Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Poseidon, the third of its four sixth-generation, advanced capability ultra-deepwater sister drillships that were constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Deutsche Bank credit facility for the construction of the Ocean Rig Poseidon totaling $308.2 million.

On August 26, 2011, Ocean Rig commenced an offer to exchange up to 28,571,428 shares of its new common stock that have been registered under the Securities Act, pursuant to a registration statement on Form F-4 (Registration No. 333-175940), or the Exchange Shares, for an equivalent number of its common shares previously sold in a private offering in December 2010, or the Original Shares. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

On September 12, 2011, Ocean Rig appointed a new independent director, Mr. Prokopios (Akis) Tsirigakis, to its board of directors to fill the vacancy resulting from the resignation of Mr. Pankaj Khanna as a director. On the same date, the Ocean Rig board of directors approved other changes to Ocean Rig’s corporate governance in connection with the application to list Ocean Rig’s common shares on the NASDAQ Global Select Market. Specifically, the Ocean Rig board of directors approved (1) an increase in the size of the audit committee to three members; (2) the establishment of a compensation committee comprised of independent directors; (3) the establishment of a nominating and corporate governance committee comprised of independent directors; (4) the adoption of written committee charters for each of the audit, compensation and nominating and corporate governance committees; and (5) the adoption of a Code of Ethics that applies to all officers, directors and employees of Ocean Rig. The Ocean Rig board of directors has determined that each of Mr. Akis Tsirgakis, Mr. Trygve Arnesen and Mr. Michael Gregos are independent under the rules of the Nasdaq Stock Market.

On September 30, 2011, Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Mykonos, the fourth of its four sixth-generation, advanced capability ultra-deepwater sister drillships that were constructed by Samsung. In connection with the delivery of the Ocean Rig Mykonos, the final yard installment of $305.7 million was paid, which was financed with additional drawdowns in September 2011 under the Deutsche Bank credit facility for the construction of the Ocean Rig Mykonos totaling $277.6 million.

On October 5, 2011, DryShips completed the partial spin off of Ocean Rig by distributing an aggregate of 2,967,291 common shares of Ocean Rig, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips’ shareholders as of the record date of September 21, 2011, or the Spin Off. In lieu of fractional shares, DryShips’ transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips’ shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares.

Ocean Rig has been advised that DryShips completed the Spin Off in order to satisfy the initial listing criteria of the NASDAQ Global Select Market, which require that Ocean Rig have a minimum number of round lot shareholders (shareholders who own 100 or more shares), and thereby increase the liquidity of its shares of common stock. Ocean Rig believes that listing its shares of common stock on the NASDAQ Global Select Market and thereby increasing the liquidity of its shares of common stock will benefit its shareholders by improving the ability of its shareholders to monetize their investment by selling its common shares, reduce volatility in the market price of its common shares, enhance its ability to access the capital markets and increase the likelihood of attracting coverage by research analysts which, in turn, would provide additional information to shareholders upon which to base an investment decision. In connection with the Spin Off, Ocean Rig applied to have its common shares listed for trading on the NASDAQ Global Select Market and on September 19, 2011, Ocean Rig’s common shares commenced “when issued” trading on the Nasdaq Global Select Market under the ticker symbol “ORIGV.” Ocean Rig’s common shares commenced “regular way” trading on the NASDAQ Global Select Market under the ticker symbol “ORIG” on October 6, 2011, the next trading day after the distribution date for the Spin Off of October 5, 2011.

Ocean Rig’s Fleet

Set forth below is summary information concerning Ocean Rig’s offshore drilling units as of September 30, 2011.

	Year
	Built or
	Scheduled	Water	Drilling
	Delivery/	Depth to the	Depth to the		Contract			Drilling
Unit	Generation	Wellhead(ft)	Oil Field(ft)	Customer	Term	Dayrate		Location

Existing Drilling Rigs
Leiv	2001/5th	7,500	30,000	Cairn Energy plc	Q2 2011 – Q4 2011	$560,000		Greenland
Eiriksson				Borders & Southern plc	Q4 2011 – Q2 2012	$530,000		Falkland Islands
Eirik Raude	2002/5th	10,000	30,000	Tullow Oil plc	Q4 2008 – Q4 2011	$665,000		Ghana
Existing Drillships
Ocean Rig Corcovado (A)	2011/6th	10,000	40,000	Cairn Energy plc	Q1 2011 – Q4 2011	$560,000		Greenland
				Petróleo Brasileiro S.A.	Q4 2011 – Q4 2014	$460,000		Brazil
Ocean Rig Olympia (A)	2011/6th	10,000	40,000	Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd.	Q2 2011 – Q2 2012	$415,000		West Africa
Ocean Rig Poseidon (A)	2011/6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 – Q1 2013	$632,000	*	Tanzania and West Africa
Ocean Rig Mykonos (A)	2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q4 2011 – Q4 2014	$455,000		Brazil
Newbuilding Drillships
NB #1 (TBN) (A)	Q3 2013/ 7th	12,000	40,000
NB #2 (TBN) (A)	Q3 2013/7th	12,000	40,000
NB #3 (TBN) (A)	Q4 2013/7th	12,000	40,000
Optional Newbuilding Drillships
NB Option #1 (A)		12,000	40,000
NB Option #2 (A)		12,000	40,000
NB Option #3 (A)		12,000	40,000

(A)	Represents “sister ship” vessels built to the same or similar design and specifications.

*	Maximum Dayrate

Employment of Ocean Rig’s Fleet

In April 2011, the Leiv Eiriksson commenced a contract with a term of approximately six months with Cairn Energy plc, or Cairn, for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million plus fuel costs. The contract is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011. Following the expiration of its contract with Cairn, the Leiv Eiriksson is scheduled to commence a contract with Borders & Southern for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million fee payable upon commencement of mobilization as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000; however, on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and Ocean Rig estimates that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days.

The Eirik Raude is employed under the Tullow Oil contract for development drilling offshore of Ghana at a weighted average dayrate of $637,000, based upon 100% utilization. On February 15, 2011, the dayrate increased to a maximum of $665,000, which rate will be effective until expiration of the contract in October 2011.

The Ocean Rig Corcovado is employed under a contract with Cairn for a period of approximately ten months, under which the drillship commenced drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, Ocean Rig is entitled to a mobilization fee of $17.0 million, plus fuel costs, and winterization upgrading costs of $12.0 million, plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011. On July 20, 2011, Ocean Rig entered into a three-year contract with Petrobras Brazil for the Ocean Rig Corcovado for drilling operations offshore Brazil at a maximum dayrate of $460,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence upon the expiration of the drillship’s contract with Cairn.

The Ocean Rig Olympia is employed under contracts to drill a total of five wells with Vanco for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000, plus fuel costs. The aggregate contract term is for approximately one year, subject to Ocean Rig’s customer’s option to extend the term at the same dayrate for (i) one additional well, (ii) one additional year or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five-well program reaches its target depth.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, Ocean Rig is entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently earning mobilization fees under the contract. Drilling operations commenced on August 28, 2011.

On July 20, 2011, Ocean Rig entered into a three-year contract with Petrobras Brazil for the Ocean Rig Mykonos for drilling operations offshore Brazil at a maximum dayrate of $455,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence in the fourth quarter of 2011.

Ocean Rig has not arranged employment for Ocean Rig’s three seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively.

Option to Purchase Additional New Drillships

On November 22, 2010, DryShips, Ocean Rig’s parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to Ocean Rig on December 30, 2010, at a cost of $99.0 million, which Ocean Rig paid from the net proceeds of a private offering of its common shares that Ocean Rig completed in December 2010. In addition, Ocean Rig paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, Ocean Rig entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted Ocean Rig the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to Ocean Rig’s drillships and its seventh generation hulls, with certain upgrades to vessel design and specifications. Ocean Rig did not pay slot reservation fees in connection with its entry into this addendum.

As of the date of this proxy statement / prospectus, Ocean Rig has exercised three of the six options and, as a result, has entered into shipbuilding contracts for its seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. Ocean Rig made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with Ocean Rig’s exercise of the three newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

Ocean Rig may exercise three remaining newbuilding drillship options at any time on or prior January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. Ocean Rig estimates the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for Ocean Rig’s seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to Ocean Rig. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the respective drillship contract price if the options are exercised.

Management of Ocean Rig’s Drilling Units

Ocean Rig’s existing drilling rigs, the Leiv Eiriksson and the Eirik Raude, are managed by Ocean Rig AS, Ocean Rig’s wholly-owned subsidiary. Ocean Rig AS also provides supervisory management services including onshore management, to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos and Ocean Rig’s newbuilding drillships pursuant to separate management agreements entered into with each of the drillship-owning subsidiaries. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Global Services Agreement

On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff, a related party, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units. Ocean Rig may benefit from services provided in accordance with Global Services Agreement.

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the employment of the Ocean Rig Poseidon and the contracts with Cairn and Borders & Southern for the Leiv Eiriksson. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010 as well as the contract with Cairn for the Ocean Rig Corcovado and the contract with Vanco for the Ocean Rig Olympia. Ocean Rig does not pay or reimburse DryShips or its affiliates for services provided under the Global Services Agreement. Ocean Rig will, however, record expenses incurred under the Global Services Agreement in its income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred.

The services described above provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS.

For a discussion of Ocean Rig’s management agreements with Cardiff that terminated on December 21, 2010, please see “Ocean Rig Related Party Transactions — Ocean Rig Related Party Agreements — Management agreements with Cardiff — Management fees to related party.”

Potential Conflicts of Interest

Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. Economou, is also the Chairman, President and Chief Executive Officer of DryShips, Ocean Rig’s parent company. Ocean Rig’s officers and directors have fiduciary duties to manage Ocean Rig’s business in a manner beneficial to Ocean Rig and its shareholders. Mr. Economou has fiduciary duties to manage the business of DryShips and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, Mr. Economou may encounter situations in which his fiduciary obligations to DryShips and Ocean Rig are in conflict. Any proposed transaction with a related party is subject to the review and approval of the independent members of Ocean Rig’s board of directors.

Ocean Rig’s Competitive Strengths

Ocean Rig believes that its prospects for success are enhanced by the following aspects of its business:

Proven track record in ultra-deepwater drilling operations.  Ocean Rig has a well-established record of operating drilling equipment with a primary focus on ultra-deepwater offshore locations and harsh environments. Established in 1996, Ocean Rig employed 1,093 people as of September 30, 2011, and have gained significant experience operating in challenging environments with a proven track record for operations excellence through its completion of 105 wells. Ocean Rig capitalizes on its high-specification drilling units to the maximum extent of their technical capability, and Ocean Rig believes that it has earned a reputation for operating performance excellence. Ocean Rig has operated the Leiv Eiriksson since 2001 and the Eirik Raude since 2002. From February 24, 2010 through February 3, 2011, the Leiv Eiriksson performed drilling operations in the Black Sea under the Petrobras contract and achieved a 91% earnings efficiency. The Eirik Raude has been operating in deep water offshore of Ghana under the Tullow Oil contract and achieved a 98% earnings efficiency for the period beginning October 2008, when the rig commenced the contract, through June 30, 2011.

Technologically advanced deepwater drilling units.  According to Fearnley Offshore AS, the Leiv Eiriksson and the Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments. Additionally, each of Ocean Rig’s drillships will be either a sixth or seventh generation, advanced capability, ultra-deepwater drillship built based on a proven design that features full dual derrick enhancements. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos have the capacity to drill 40,000 feet at water depths of 10,000 feet and Ocean Rig’s three seventh generation hulls will have the capacity to drill 40,000 feet at water depths of 12,000 feet. One of the key benefits of each of Ocean Rig’s drillships is its dual activity drilling capabilities, which involves two drilling systems that use a single derrick and which permits two drilling-related operations to take place simultaneously. Ocean Rig estimates that this capability reduces typical drilling time by approximately 15% to 40%, depending on the well parameters, resulting in greater utilization and cost savings to Ocean Rig’s customers. According to Fearnley Offshore AS, of the 34 ultra-deepwater drilling units to be delivered worldwide in 2011, only 11 are expected to have dual activity drilling capabilities, including Ocean Rig’s four drillships. As a result of the Deepwater Horizon offshore drilling accident in the Gulf of Mexico in April 2010, in which Ocean Rig was not involved, Ocean Rig believes that independently and nationally owned oil companies and international governments will increase their focus on safety and the prevention of environmental disasters and, as a result, Ocean Rig expects that high quality and technologically advanced drillships such as Ocean Rig’s will be in high demand and at the forefront of ultra-deepwater drilling activity.

Long-term blue-chip customer relationships.  Since the commencement of Ocean Rig’s operations, Ocean Rig has developed relationships with large independent oil producers such as Chevron, ExxonMobil, Petrobras Oil & Gas, Shell, BP, Total, Statoil, and Tullow Oil. Together with Ocean Rig’s predecessor, Ocean Rig ASA, it has drilled 105 wells in 15 countries for 22 clients, including those listed above. Currently, Ocean Rig has employment contracts with Petrobras Oil & Gas, Petrobras Tanzania, Petrobras Brazil, Tullow Oil, Borders & Southern, Cairn and Vanco. Ocean Rig believes these strong customer relationships stem from its proven track record for dependability and for delivering high-quality drilling services in the most extreme operating environments. Although Ocean Rig’s former clients are not obligated to use its services, Ocean Rig expects to use its relationships with its current and former customers to secure attractive employment contracts for its drilling units.

High barriers to entry.  There are significant barriers to entry in the ultra-deepwater offshore drilling industry. Given the technical expertise needed to operate ultra-deepwater drilling rigs and drillships, operational know-how and a track record of safety play an important part in contract awards. The offshore drilling industry in some jurisdictions is highly regulated, and compliance with regulations requires significant operational expertise and financial and management resources. With the negative press around the Deepwater Horizon drilling rig accident, Ocean Rig expects regulators worldwide to implement more stringent regulations and oil companies to place a premium on drilling firms with a proven track record for safety. There are also significant capital requirements for building ultra-deepwater drillships. Further, there is limited shipyard availability for new drillships and required lead times are typically in excess of two years. Additionally, due to the recent financial crisis, access to bank lending, the traditional source for ship and offshore financing, has become constrained. According to Fearnley Offshore AS, as of July 2011 there were 85 ultra-deepwater drilling units in operation with another 62 under construction, including Ocean Rig’s the Ocean Rig Poseidon, the Ocean Rig Mykonos and its three newbuilding drillships.

Anticipated strong free cash flow generation.  Based on current and expected supply and demand dynamics in ultra-deepwater drilling, Ocean Rig expects dayrates to be above Ocean Rig’s estimated daily cash breakeven rate, based on estimated daily operating costs, general and administrative costs and debt service requirements, thereby generating substantial free cash flow going forward. According to Fearnley Offshore AS, the most recent charterhire in the industry for a modern ultra-deepwater drillship or rig (June 2011) was at a gross dayrate of $450,000 for a two-year contract commencing in the third quarter of 2012. As of September 30, 2011, Ocean Rig’s five-unit fleet generated a maximum average dayrate of $560,000.

Leading shipbuilder constructing its newbuildings.  Only a limited number of shipbuilders possess the necessary construction and underwater drilling technologies and experience to construct drillships. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos were, and Ocean Rig’s three newbuilding drillships are being, built by Samsung, which is one of the world’s largest shipbuilders in the high-tech and high-value shipbuilding sectors, which include drillships, ultra-large container ships, liquefied natural gas carriers and floating production storage and offshore units, or FPSOs. According to Fearnley Offshore AS, of the 74 drillships ordered on a global basis since 2005, Samsung has delivered or will deliver 40, representing a 54% market share. To date, construction of Ocean Rig’s newbuilding drillships has progressed on time and on budget.

Experienced management and operations team.  Ocean Rig has an experienced management and operations team with a proven track record and an average of 24 years of experience in the offshore drilling industry. Many of the core members of Ocean Rig’s management team have worked together since 2006, and certain members of its management team have worked at leading oil-related and shipping companies such as ExxonMobil, Statoil, Transocean, ProSafe and Smedvig (acquired by Seadrill Limited). In addition to the members of the management team, Ocean Rig had at September 30, 2011, 39 employees of the Company overseeing construction of Ocean Rig’s newbuilding drillships and will have highly trained personnel operating the drillships once they are delivered from the yard. Ocean Rig also had at September 30, 2011, an onshore team of 116 people in management functions as well as administrative and technical staff and support functions, ranging from marketing, human resources, accounting, finance, technical support and health, environment, safety and quality, or HES&Q. Ocean Rig believes the focus and dedication of its personnel in each step of the process, from design to construction to operation, has contributed to its track record of safety and consistently strong operational performance.

Business Strategy

Ocean Rig’s business strategy is predicated on becoming a leading company in the offshore ultra-deepwater drilling industry and providing customers with safe, high quality service and state-of-the-art drilling equipment. The following outlines the primary elements of this strategy:

Create a “pure play” model in the ultra-deepwater and harsh environment markets.  Ocean Rig’s mission is to become the preferred offshore drilling contractor in the ultra-deepwater and harsh environment regions of the world and to deliver excellent performance to Ocean Rig’s clients by exceeding their expectations for operational efficiency and safety standards. Ocean Rig believes the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are, and Ocean Rig’s three newbuilding drillships will be, among the most technologically advanced in the world. Ocean Rig currently has an option to purchase up to three additional newbuilding drillships and Ocean Rig intends to grow its fleet over time in order to continue to meet its customers’ demands while optimizing its fleet size from an operational and logistical perspective.

Capitalize on the operating capabilities of its drilling units.  Ocean Rig plans to capitalize on the operating capabilities of its drilling units by entering into attractive employment contracts. The focus of its marketing effort is to maximize the benefits of the drilling units’ ability to operate in ultra-deepwater drilling locations. As described above, the Leiv Eiriksson and Eirik Raude are two of only 15 drilling units worldwide as of July 2011 that are technologically equipped to operate in both ultra-deepwater and harsh environments, and Ocean Rig’s drillships will have the capacity to drill 40,000 feet at water depths of 10,000 feet or, in the case of Ocean Rig’s seventh generation hulls, 12,000 feet with dual activity drilling capabilities. Ocean Rig aims to secure firm employment contracts for the drilling units at or near the highest dayrates available in the industry at that time while balancing appropriate contract lengths. As Ocean Rig works towards its goal of securing firm contracts for its drilling units at attractive dayrates, Ocean Rig believes it will be able to differentiate itself based on its prior experience operating drilling rigs and its safety record.

Maintain high drilling units utilization and profitability.  Ocean Rig has a proven track record of optimizing equipment utilization. Until February 2011, the Leiv Eiriksson was operating in the Black Sea under the Petrobras contract and maintained a 91% earnings efficiency from February 24, 2010 through February 3, 2011, for the period it performed drilling operations under the contract. The Eirik Raude has been operating offshore of Ghana under the Tullow Oil contract and maintained a 98% earnings efficiency from October 2008, when it commenced operations under the contract, through March 31, 2011. Ocean Rig aims to maximize the revenue generation of its drilling units by maintaining its track record of high drilling unit utilization as a result of the design capabilities of its drilling units that can operate in harsh environmental conditions.

Capitalize on favorable industry dynamics.  Ocean Rig believes the demand for offshore deepwater drilling units will be positively affected by increasing global demand for oil and gas and increased exploration and development activity in deepwater markets. The IEA projected that oil demand for 2010 increased by 3.4% compared to 2009 levels, and that oil demand will further increase to 89.2 million barrels per day in 2011, an increase of 1.5% compared to 2010 levels. As the OECD countries resume their growth and the major non-OECD countries continue to develop, led by China and India, oil demand is expected to grow. Ocean Rig believes it will become increasingly difficult to find the incremental barrels of oil needed, due to depleting existing oil reserves. This is expected to force oil companies to continue to explore for oil farther offshore for growing their proven reserves. According to Fearnley Offshore AS, from 2005 to 2010, the actual spending directly related to ultra-deepwater drilling units increased from $4.7 billion to $19.0 billion, a CAGR of 32.2%.

Continue to prioritize safety as a key focus of Ocean Rig’s operations.  Ocean Rig believe safety is of paramount importance to its customers and a key differentiator for Ocean Rig when securing drilling contracts from its customers. Ocean Rig has a zero incident philosophy embedded in its corporate culture, which is reflected in its policies and procedures. Despite operating under severely harsh weather conditions, Ocean Rig has a proven track record of high efficiency deepwater and ultra-deepwater drilling operations. Ocean Rig employed 1,093 people as of September 30, 2011, and has been operating ultra-deepwater drilling rigs since 2001. Ocean Rig has extensive experience working in varying environments and regulatory regimes across the globe, including Eastern Canada, Angola, Congo, Ireland, the Gulf of Mexico, the U.K., West of Shetlands, Norway, including the Barents Sea, Ghana and Turkey.

Both of Ocean Rig’s drilling rigs and one of its drillships, the Ocean Rig Corcovado, have a valid and updated safety case under U.K. Health and Safety Executive, or HSE, regulations, and both of Ocean Rig’s drilling rigs hold a Norwegian sector certificate of compliance (called an Acknowledgement of Compliance), which evidences that the rigs and Ocean Rig’s management system meet the requirements set by the U.K. and Norwegian authorities.

Ocean Rig believes that this safety record has enabled it to hire and retain highly-skilled employees, thereby improving its overall operating and financial performance. Ocean Rig expects to continue its strong commitment to safety across all of its operations by investing in the latest technologies, performing regular planned maintenance on its drilling units and investing in the training and development of new safety programs for its employees.

Implement and sustain a competitive cost structure.  Ocean Rig believes that it has a competitive cost structure due to its operating experience and successful employee retention policies and that its retention of highly-skilled personnel leads to significant transferable experience and knowledge of drilling rig operation through deployment of seasoned crews across its fleet. By focusing on the ultra-deepwater segment, Ocean Rig believes that it is able to design and implement best-in-class processes to streamline its operations and improve efficiency. As Ocean Rig grows, it hopes to benefit from significant economies of scale due to an increased fleet size and a fleet of “sister-ships” to Ocean Rig’s drillships, where Ocean Rig expects to benefit from the standardization of these drilling units, resulting in lower training and operating costs. In addition, Ocean Rig’s drillships have high-end specifications, including advanced technology and safety features, and, therefore, Ocean Rig expects that the need for upgrades will be limited in the near term. Ocean Rig expects the increase from six to nine drilling units to enable it to bring more than one unit into a drilling region in which Ocean Rig operates. To the extent Ocean Rig operates more than one drilling unit in a drilling region, Ocean Rig expects to benefit from economies of scale and improved logistic coordination managing more units from the same onshore bases.

Risk Factors

Ocean Rig faces a number of risks associated with its business and industry and must overcome a variety of challenges to utilize Ocean Rig’s strengths and implement its business strategy. These risks include, among others, changes in the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, and commodity prices; a downturn in the global economy; hazards inherent in the drilling industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance shipyard and other capital projects; and inability to successfully employ Ocean Rig’s drilling units.

This is not a comprehensive list of risks to which Ocean Rig is subject, and you should carefully consider all the information in this proxy statement / prospectus. In particular, Ocean Rig urges you to carefully consider the risk factors set forth in the section of this proxy statement / prospectus entitled “Risk Factors” beginning on page 29.

Industry Overview

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas production. According to Fearnley Offshore AS, the ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to a level of approximately $453,000 in July 2011. The ultra-deepwater market rig utilization rate has been stable above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth- and sixth-generation units, but also include certain older upgraded units. The in-service fleet as of July 2011 totaled 85 units, and is expected to grow to 147 units upon the scheduled delivery of the current newbuild orderbook by the middle of 2014. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. Ocean Rig believes that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the “golden triangle” between West Africa, Brazil and the Gulf of Mexico. The location of these large offshore reserves has resulted in more than 90% of the floater orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon oil spill in the Gulf of Mexico, oil companies have already begun to show a preference for modern units more capable of drilling in these harsh environments. See “The Offshore Drilling Industry.”

Corporate Structure

Ocean Rig is a corporation incorporated under the laws of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of Ocean Rig’s predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. Ocean Rig acquired control of Ocean Rig ASA on May 14, 2008. Prior to the private placement of its common shares in December 2010, Ocean Rig was a wholly-owned subsidiary of DryShips. As of the date of this proxy statement / prospectus, DryShips owns approximately 75% of Ocean Rig’s outstanding common shares. Each of its drilling units is owned by a separate wholly-owned subsidiary. Ocean Rig is the owner, directly or indirectly, of all the issued and outstanding shares of the subsidiaries listed in Exhibit 21.1 to the registration statement on Form F-4, of which this proxy statement / prospectus is a part.

Ocean Rig maintains its principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and its telephone number at that address is 011 357 22767517. Ocean Rig’s website is located at www.ocean-rig.com. The information on Ocean Rig’s website is not a part of this proxy statement / prospectus.

Customers

Ocean Rig’s prospective customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. Ocean Rig, together with its predecessor, Ocean Rig ASA, have an established history with 105 wells drilled in 15 countries for 22 different customers. During 2010, Ocean Rig’s drilling contracts with Petrobras and Tullow Oil accounted for 43% and 57% of the total consolidated annual revenues, respectively. During 2009, Ocean Rig’s drilling contracts with Shell and Tullow Oil accounted for 38% and 62% of the total consolidated annual revenues, respectively. During the period from May 14, 2008 through December 31, 2008, Ocean Rig’s drilling contracts with Shell accounted for 54%, Exxon for 26% and Tullow Oil for 20% of the total consolidated annual revenues.

Contract Drilling Services

Ocean Rig’s contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. Ocean Rig generally obtains its contracts through competitive bidding against other contractors. The contracts for Ocean Rig’s drilling units typically provide for compensation on a “dayrate” basis under which Ocean Rig is paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond Ocean Rig’s control. Under most dayrate contracts, Ocean Rig pays the operating expenses of the rig or drillship, including planned rig maintenance, crew wages, insurance and the cost of supplies.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term, as do the current contracts for Ocean Rig’s drilling rigs. Currently, there is no spot market for offshore drilling units. The length of shorter-term contracts is typically from 60 to 365 days and the longer-term contracts are typically from two to five years. From time to time contracts with customers in the offshore drilling industry may contain terms whereby the customer has an option to cancel upon payment of an early termination payment, but where such payments may not fully compensate for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as major nonperformance, in the event of substantial downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond Ocean Rig’s control. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Ocean Rig’s contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress.

Ocean Rig expects that provisions of future contracts will be similar to those in Ocean Rig’s current contracts for its drilling units.

In October 2009, the Leiv Eiriksson commenced the Petrobras contract for exploration drilling in the Black Sea at a maximum dayrate rate of $583,000, expiring in October 2012. Pursuant to an agreement, dated as of December 21, 2010, by and between Petrobras Oil & Gas and Ocean Rig 1 Inc., the owner of the Leiv Eiriksson, the Leiv Eiriksson was released from the Petrobras contract on April 10, 2011 and was replaced by the Ocean Rig Poseidon. On April 21, 2011, the Leiv Eiriksson commenced a contract with a term of approximately six months Cairn, which was entered into in January 2011, for drilling operations in Greenland at a maximum operating dayrate of $560,000 and a mobilization fee of $7.0 million plus fuel costs. The contract period is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011. Following the expiration of its contract with Cairn, the Leiv Eiriksson is scheduled to commence a contract with Borders & Southern for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million fee payable upon commencement of mobilization as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. The contract was originally a two-well program at a maximum dayrate of $540,000; however, on May 19, 2011, Borders & Southern exercised its option to extend the contract to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas, and the maximum dayrate decreased to $530,000. Borders & Southern has the option to further extend this contract to drill an additional fifth well, in which case the dayrate would increase to $540,000. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, and Ocean Rig estimates that the optional period to drill the additional fifth well would extend the contract term by approximately 45 days. The Eirik Raude was originally scheduled to commence this contract with Borders & Southern; however on May 5, 2011, Ocean Rig terminated the contract for the Eirik Raude and entered into a new contract for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude, with the exception of the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

In October 2008, the Eirik Raude commenced the Tullow Oil contract for development drilling offshore of Ghana at an average dayrate of $637,000, based upon 100% utilization, expiring in October 2011. Under the Tullow Oil contract, the dayrate is escalated each year by $18,000. Beginning on February 15, 2011, the dayrate increased to a maximum of $665,000 and will be effective until expiration of the contract. From October 9, 2008 through December 31, 2010, the rig had an earnings efficiency of 98%.

In January 2011, Ocean Rig commenced a contract with a term of approximately ten months with Cairn for the Ocean Rig Corcovado, under which the Ocean Rig Corcovado commenced drilling and related operations in Greenland in May 2011 at a maximum operating dayrate of $560,000. In addition, Ocean Rig is entitled to a mobilization fee of $17.0 million plus fuel costs and winterization upgrading costs of $12.0 million plus coverage of yard stay costs at $200,000 per day during the winterization upgrade. The contract period is scheduled to expire on October 31, 2011, subject to Ocean Rig’s customer’s option to extend the contract period through November 30, 2011. On July 20, 2011, Ocean Rig entered into a three-year contract with Petrobras Brazil for the Ocean Rig Corcovado for drilling operations offshore Brazil at a maximum dayrate of $460,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence upon the expiration of the drillship’s contract with Cairn.

In October 2010, Ocean Rig entered into contracts with Vanco for the Ocean Rig Olympia to drill a total of five wells for exploration drilling offshore of Ghana and Cote d’Ivoire at a maximum operating dayrate of $415,000 and a daily mobilization rate of $180,000 plus fuel costs. The Ocean Rig Olympia commenced the contracts directly upon delivery on March 30, 2010. The aggregate contract term is for approximately one year, subject to Ocean Rig’s customer’s option to extend the term for (i) one additional well, (ii) one additional year, or (iii) one additional well plus one additional year. Vanco is required to exercise the option no later than the date on which the second well in the five well program reaches its target depth.

Pursuant to the agreement described above and a contract entered into with Petrobras Tanzania in December 2010, the Ocean Rig Poseidon commenced a 544-day contract, plus a mobilization period, with Petrobras Tanzania on July 29, 2011 for exploration drilling in West Africa and Tanzania at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, Ocean Rig is entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000 plus the cost of fuel. The Ocean Rig Poseidon is currently earning mobilization fees under the contract. Drilling operations commenced on August 28, 2011.

On July 20, 2011, Ocean Rig entered into a three-year contract with Petrobras Brazil for the Ocean Rig Mykonos for drilling operations offshore Brazil at a maximum dayrate of $455,000, plus a mobilization fee of $30.0 million. The contract is scheduled to commence in the fourth quarter of 2011.

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of Ocean Rig’s competitors have significantly greater financial and other resources, including more drilling units, than Ocean Rig. Ocean Rig competes with offshore drilling contractors that together have approximately 156 deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

The offshore contract drilling industry is influenced by a number of factors, including global demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time reduce, the number of available customers.

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job. Customers may also consider unit availability, location and suitability, a drilling contractor’s operational and safety performance record, and condition and suitability of equipment. Ocean Rig believes that it competes favorably with respect to these factors.

Ocean Rig competes on a worldwide basis, but competition may vary significantly by region at any particular time. Competition for offshore units generally takes place on a global basis, as these units are highly mobile and may be moved, at a cost that may be substantial, from one region to another. Competing contractors are able to adjust localized supply and demand imbalances by moving units from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Significant new unit construction and upgrades of existing drilling units could also intensify price competition.

Employees

As of December 31, 2010, Ocean Rig’s management subsidiaries had approximately 564 employees, of which approximately 445 were employed by Ocean Rig’s management subsidiaries and 119 were full-time crew engaged through third-party crewing agencies. Of the total number of employees, approximately 160 were assigned to the Eirik Raude, approximately 143 were assigned to the Leiv Eiriksson, approximately 139 were assigned to the Ocean Rig Corcovado and 50 were assigned to the Ocean Rig Olympia. These numbers include shore-based support teams in Turkey and Ghana. The newbuild drillship project team, located in Korea and Norway, employed 50 employees, while the management and staff positions at the Stavanger office consisted of 59 employees. In addition, there were four employees based at the London office and two employees based in other locations. As of September 30, 2011, the total number of employees increased to 1,093, of which 778 are Ocean Rig’s employees and 315 are provided by third-party companies. The increase is primarily due to the increase in manning levels on four of Ocean Rig’s drillships as follows: 175 to Ocean Rig Corcovado, 199 to Ocean Rig Olympia, 131 to Ocean Rig Poseidon and 89 to Ocean Rig Mykonos.

Recruitment for Drillship Operations

Ocean Rig will have 90 employees per drillship as base crew and the remainder will be recruited according to contract, location and the availability of quality personnel in that area. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are fully crewed and Ocean Rig is engaged in hiring crew for its three drillships under construction, which Ocean Rig expects to complete prior to the delivery of the applicable drillship.

Properties

Ocean Rig maintains its principal executive offices in Nicosia, Cyprus and principally markets its services to clients and potential clients worldwide out of its subsidiaries located in Stavanger, Norway, Houston, Texas and Aberdeen, United Kingdom. Ocean Rig provides technical and administrative support functions from these offices with support from its other offices in Accra, Ghana, Edinburgh, United Kingdom and Geoje, Korea.

Environmental and Other Regulations

Ocean Rig’s offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Outer Continental Shelf Lands Act, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law 9966/2000 relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering Ocean Rig liable for environmental and natural resource damages without regard to negligence or fault on its part.

For example, the United Nations’ International Maritime Organization, or IMO, adopted MARPOL and Annex VI to MARPOL to regulate the discharge of harmful air emissions from ships, which include rigs and drillships. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

Ocean Rig’s drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention’s strict liability for pollution damage caused by discharges of bunker fuel in ratifying states. Ocean Rig believes that all of its drilling units are currently compliant in all material respects with these regulations. In October 2008, IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to the Annex VI regulations which entered into force on July 1, 2010, that will require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Ocean Rig may incur costs to comply with these revised standards.

Furthermore, any drillships that Ocean Rig may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The U.S. BOEMRE periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for Ocean Rig’s units, thus reducing their marketability. Implementation of BOEMRE guidelines or regulations may subject the Company to increased costs or limit the operational capabilities of its units and could materially and adversely affect the Company’s operations and financial condition.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could adversely affect Ocean Rig’s financial results. While Ocean Rig believes that it is in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, Ocean Rig’s international operations in the offshore drilling segment are subject to various laws and regulations in countries in which it operates, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect Ocean Rig’s ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject Ocean Rig to increased costs or limit the operational capabilities of Ocean Rig’s drilling units and could materially and adversely affect Ocean Rig’s operations and financial condition.

Insurance for Ocean Rig’s Offshore Drilling Units

Ocean Rig maintains insurance for its drilling units in accordance with industry standards. Ocean Rig’s insurance is intended to cover normal risks in its current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, which together with the London Drilling Standard Form Plan is the industry standard. Ocean Rig has obtained insurance for the full assessed market value of Ocean Rig’s drilling units, as assessed by rig brokers. Ocean Rig’s insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, Ocean Rig’s deductible is $10,000 per event and in the case of other hull and machinery claims, Ocean Rig’s deductible is $1.5 million per event, except in the case of its operations offshore Greenland under its contracts with Cairn, where the deductible is $3.0 million for the Ocean Rig Corcovado and $4.5 million for the Leiv Eiriksson. However, for the Ocean Rig Corcovado and the Leiv Eiriksson, the aggregate recovery limits under the Cairn contracts offshore of Greenland are $750 million for oil pollution. Ocean Rig’s insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. Ocean Rig also has loss of hire insurance which becomes effective after 45 days of off-hire and coverage extends for approximately one year, except for Ocean Rig’s operations offshore Greenland under its contracts with Cairn, where the loss of hire insurance becomes effective after 60 days. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by Ocean Rig’s negligence. In addition, insurance may not be available to Ocean Rig at all or on terms acceptable to Ocean Rig, and there is no guarantee that even if Ocean Rig is insured, its policy will be adequate to cover its loss or liability in all cases. Ocean Rig maintains insurance for its drillships in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in its current operations, including insurance against property damage, loss of hire, war risk, third-party liability, including pollution liability and loss of hire.

Legal Proceedings

Import/export duties in Angola

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig understands that the Angolan government has retroactively levied import/export duties for two importation events in the period 2002 to 2007. As Ocean Rig has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount is estimated to be between $5 million and $10 million.

Other legal proceedings

With the exception of the matters discussed above, Ocean Rig is not involved in any legal proceedings or disputes that it believes will have a significant effect on its business, financial position, and results of operations or liquidity. From time to time, Ocean Rig may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Ocean Rig’s common stock.

Description of Indebtedness

As of June 30, 2011, Ocean Rig’s outstanding debt totaled $2.2 billion, consisting of bank debt under its various secured credit facilities described below. As of June 30, 2011, Ocean Rig also had $0.7 billion available for drawdown under Ocean Rig’s credit facilities, subject to restrictions, as described below. The table below reflects its outstanding indebtedness as of June 30, 2011, as adjusted for scheduled payments under Ocean Rig’s credit facilities up to July 31, 2011. The table below has not been prepared in accordance with U.S. GAAP as a result of the adjustments described above and does not reconcile to its consolidated audited financial statements included in this document.

Outstanding Indebtedness on Existing Credit Facilities and Senior Unsecured Notes as of June 30, 2011, as Adjusted

	Original	Amount(1)		Repayment
Facility	Amount	Drawn	Maturity	2011	2012	2013	2014
	Amounts in $’000

$1.04 billion credit facility	$1,040,000	$597,051	Q3 2013	$74,551	$70,000	$452,500	—
$495.0 million loan agreement with Drillship Kithira Owners Inc.	$495,000	$185,821	Q3 2020	—	$55,000	$55,000	$55,000
$495.0 million loan agreement with Drillship Skopelos Owners Inc.	$495,000	$86,770	Q4 2020	—	$55,000	$31,770	—
$800.0 million senior secured term loan agreement	$800,000	$800,000	Q2 2016	$33,333	$66,666	$66,666	$66,666
$500.0 million of aggregate principal amount of 9.5% senior unsecured notes	$500,000	$500,000	Q2 2016	—	—	—	—

(1)	Amounts in table exclude deferred financing costs as of June 30, 2011 as follows: (a) $3.7 million for the $1.04 billion credit facility; (b) $9.9 million for the Deutsche bank loan agreement with Drillship Kithira Owners Inc.; (c) $7.1 million for the Deutsche Bank loan agreement with Drillship Skopelos Owners Inc.; (d) $15.2 million for the $800 million Nordea credit facility and (e) $11.2 million for the $500 million of aggregate principal amount of 9.5% senior unsecured notes.

All of Ocean Rig’s various loan agreements contain covenants, including restrictions without the lender’s prior consent, as to changes in management and ownership of the drilling units, additional indebtedness and mortgaging of drilling units and change in the general nature of Ocean Rig’s business.

Existing Credit Facilities

$1.04 billion senior secured credit facility

On September 17, 2008, Ocean Rig’s wholly-owned subsidiaries Ocean Rig ASA and Ocean Rig Norway AS entered into a revolving credit and term loan facility with a syndicate of lenders that was amended and restated on November 19, 2009, to, among other things, add Drill Rigs Holdings Inc. as a borrower. The $1.04 billion credit facility consists of a guarantee facility, which provides Ocean Rig with a letter of credit of up to $20.0 million, which has been drawn, three revolving credit facilities in the amounts of $350.0 million, $250.0 million and $20.0 million, respectively, and a term loan in the amount of up to $400.0 million. This credit facility is in the aggregate amount of approximately $1.04 billion. On September 30 and October 10, 2008, Ocean Rig ASA drew down $750.0 million and $250.0 million, respectively, under this facility for the repayment of approximately $776.0 million under a previous credit facility and for general corporate purposes. Amounts outstanding under the $1.04 billion credit facility bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 17, 2013. As of June 30, 2011 the outstanding balance under this loan agreement was $597.1 million. Ocean Rig has repaid approximately $57.1 million under this credit facility in the third quarter of 2011.

The $1.04 billion credit facility is secured by, among other things, (i) first and second priority mortgages over the Leiv Eiriksson and the Eirik Raude; (ii) first and second priority assignment of all insurances and earnings of the Leiv Eiriksson and the Eirik Raude; (iii) pledges of shares in each of Primelead Ltd., Ocean Rig 2 AS, Ocean Rig North Sea AS, Ocean Rig Ghana Limited, Ocean Rig Limited, Ocean Rig 1 Inc., Ocean Rig 2 Inc., Ocean Rig 1 Shareholders Inc. and Ocean Rig 2 Shareholders Inc.; and (iv) first and second mortgages over the machinery and plant of Ocean Rig 1 Inc. and Ocean Rig 2 Inc.

Under the $1.04 billion credit facility, Drill Rigs Holdings Inc. and its subsidiaries are subject to certain covenants requiring, among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio (the ratio of current assets to current liabilities); and (v) a minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets).

In addition, capital expenditures must not exceed $50.0 million in any fiscal year and capital expenditures in excess of $30.0 million require the prior consent of the lender. Further, the aggregate market value of the Eirik Raude and the Leiv Eiriksson be at least equal to 135% of the principal amount of the borrowings outstanding under the term loan facility and of the $350.0 million and $20.0 million revolving credit facilities.

Furthermore, pursuant to the terms of the $1.04 billion credit facility, if any person or persons acting in concert (other than DryShips or other companies controlled by Mr. Economou, Ocean Rig’s Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips) obtains either direct or indirect control of one-third or more of the shares in Drill Rigs Holdings Inc., notice must be provided to the Agent, who may, upon the instruction of any lender, cancel all commitments and declare outstanding loans and accrued interest due and payable. The $1.04 billion credit facility also contains restrictions on the ability of Drill Rigs Holdings Inc. to pay dividends, make distributions to its shareholders, and reduce share capital without the prior written consent of the lenders if fewer than six months (excluding options) remains on the term of the Tullow Oil contract for the Eirik Raude unless such contract has been replaced with a comparable drilling services contract for the Eirik Raude with a counterparty that has a financial standing equal to that of Tullow Oil at the time the Tullow Oil contract was entered into. As a result, Drill Rigs Holdings Inc. would not be able to pay dividends beginning April 2011 unless a suitable replacement contract is in place at that time.

This loan agreement contains other customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

This credit facility contains a cross-default provision that applies to Ocean Rig and DryShips. This means that if Ocean Rig or DryShips default, by way of non-payment of principal and interest or by way of acceleration or cancellation of debt, Ocean Rig will be in default of this loan. Ocean Rig’s wholly-owned subsidiary Drill Rigs Holdings Inc. has entered into three interest rate swap agreements to fix the interest rate on the principal amounts outstanding under this loan agreement. See the section of this proxy statement / prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Swap agreements” for a description of these interest rate swap agreements.

Two $562.5 million senior secured credit facilities, amended to $495.0 million each (the Deutsche Bank credit facilities)

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., Ocean Rig’s wholly-owned subsidiaries and the owners of Ocean Rig’s newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance (70%) the construction cost of the Ocean Rig Poseidon and the Ocean Rig Mykonos, including payment of the loan financing fees, incidental drillship costs, commitment fees, loan interest, and a portion of the second yard installments. Ocean Rig refers to these credit facilities as the Deutsche Bank credit facilities. Both of the loans bear interest at a rate that is in part fixed and in part based on LIBOR plus an applicable margin and are repayable in 18 semi-annual installments of $31.25 million through September 2020 and November 2020, respectively. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because Ocean Rig, including DryShips, were in compliance with all of the covenants contained in this loan agreement.

On June 5, 2009, Ocean Rig entered into agreements with the facility agent and certain other lenders with respect to each of these credit facilities providing for a waiver of certain financial covenants through January 31, 2010. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because Ocean Rig and DryShips were in compliance with all of the covenants contained in this loan agreement. This credit facility contains a cross-default provision that applies to Ocean Rig and DryShips. This means that if Ocean Rig or DryShips default under any of Ocean Rig’s other loan obligations, Ocean Rig will be in default of this loan.

On April 27, 2011, Ocean Rig entered into an agreement with the lenders under its two Deutsche Bank credit facilities to restructure these facilities. As a result of this restructuring, (i) the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, Ocean Rig provided an unlimited recourse guarantee that includes certain financial covenants; and (iii) Ocean Rig is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released. On August 10, 2011, Ocean Rig amended the terms of the credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for the drillship based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

Each Deutsche Bank loan agreement is secured by, among other things, a first priority mortgage on the relevant vessel and a reserve account pledge. Each loan agreement contains a loan to value covenant relating to the post-delivery market value of the relevant vessel.

As of June 30, 2011, the outstanding balance under the Deutsche Bank credit facilities was $272.6 million.

These loan agreements are guaranteed by DryShips. The guarantee covers the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. The guarantee by DryShips contains certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) a minimum market adjusted equity ratio; (ii) a minimum interest coverage ratio; (iii) a minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) a minimum amount of free cash and cash equivalents.

In addition, as noted above, Ocean Rig provided an unlimited recourse guarantee under the terms of the restructuring of these loan agreements whereby Ocean Rig is required to comply with certain financial covenants requiring that Ocean Rig maintains (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

The loan agreements contain customary restrictive covenants and events of default, including non-payment of principal or interest, minimum insurance requirements, breach of covenants or material misrepresentations, bankruptcy, and change of control and impose restrictions on the payments of dividends and employment of the vessels.

In addition, due to the cross-default provisions in these credit facilities, a default by DryShips under one of its loan agreements would trigger a cross-default under Ocean Rig’s Deutsche Bank credit facilities and would provide its lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under Ocean Rig’s

$1.04 billion credit facility and Ocean Rig’s $800.0 million secured term loan agreement and would provide Ocean Rig’s lenders with the right to accelerate the outstanding debt under these facilities.

Ocean Rig has entered into eight interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the Deutsche Bank credit facilities. See the section of this proxy statement / prospectus entitled “Ocean Rig Management’s Discussion and Analysis of Financial Condition and Results of Operations — Swap Agreements” for a description of these interest rate swap agreements.

$800.0 million senior secured term loan agreement

On April 15, 2011, Ocean Rig’s wholly-owned subsidiary Drillships Holdings Inc., or Drillships Holdings, entered into a $800 million senior secured term loan agreement with a syndicate of lenders to fund a portion of the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The $800 million senior secured term loan agreement consists of four term loans, which were all fully drawn in April 2011. A portion of the loans was used to refinance the $325 million short term loan facility, as discussed below. Amounts outstanding under the $800 million senior secured term loan agreement bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $488.3 million payable together with the last installment payment.

The $800 million senior secured term loan agreement is secured by, among other things, the first priority rights to (i) the mortgages over the Ocean Rig Corcovado and the Ocean Rig Olympia, (ii) the assignment of earnings, (iii) the assignment of earnings accounts, (iv) the minimum cash accounts, (v) the insurances, and (vi) the share charges.

Under the $800 million senior secured term loan agreement, Ocean Rig and certain of its subsidiaries, as guarantors, are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, DryShips, as guarantor, must maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth. Further, the aggregate market value of the Ocean Rig Corcovado and the Ocean Rig Olympia must be greater than 140% of the borrowings outstanding under the senior secured term loan.

Also, the $800 million senior secured term loan agreement restricts Ocean Rig’s and Drillships Holdings’ ability to pay dividends, make any distribution to its shareholders or buy-back common stock, except for dividends paid by Drillships Holdings to Ocean Rig from the first distribution and relating to the refinancing of capital expenditures for the Ocean Rig Corcovado and the Ocean Rig Olympia. Furthermore, pursuant to the terms of the $800 million senior secured term loan agreement, if, after an initial public offering, any person or group (other than Mr. Economou and DryShips) acquire beneficial ownership of more than 50% of Ocean Rig’s equity, or, if Mr. Economou and DryShips fails (i) prior to an initial public offering, to hold 65% of the aggregate ordinary voting power and economic interest in us; or (ii) after an initial public offering, to hold 15% aggregate ordinary voting power and economic interest in Ocean Rig, then all outstanding amounts under the $800 million senior secured term loan agreement are required to be prepaid within 60 days.

The $800 million senior secured term loan agreement contains other customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

The $800 million senior secured term loan agreement contains a cross-default provision that applies to Ocean Rig and DryShips, as guarantor. This means that if Ocean Rig or DryShips default, by way of non-payment of principal or interest or by way of acceleration or cancellation of debt, Ocean Rig will be in default of this loan.

9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig completed the issuance of $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016 in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the U.S. in reliance on Rule 144A under the Securities Act, or the notes offering. Ocean Rig received net proceeds from the notes offering of approximately $487.5 million, which Ocean Rig expects to use to finance a portion of the remaining payments under its newbuiliding program and for general corporate purposes. DryShips, Ocean Rig’s parent company, purchased $75.0 million of Ocean Rig’s 9.5% senior unsecured notes due 2016 from a third party on May 18, 2011.

Under the terms of the bond agreement, dated April 14, 2011, Ocean Rig will pay interest on the notes at a rate of 9.5% per annum. Ocean Rig will make interest payments on the notes semi-annually in arrears on October 27 and April 27 of each year, beginning October 27, 2011 until the notes’ final maturity on April 27, 2016. Interest will accrue from the issue date of the notes. The notes will not be guaranteed by any of Ocean Rig’s subsidiaries. The notes will be Ocean Rig’s unsecured obligations and rank senior in right of payment to any of Ocean Rig’s future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. Ocean Rig may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of Ocean Rig’s shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Subject to a number of limitations and exceptions, the bond agreement governing the notes contains covenants limiting, among other things, Ocean Rig’s ability to: (i) create liens; or (ii) merge, or consolidate or transfer, sell or lease all or substantially all of its assets. Furthermore, the bond agreement contains financial covenants requiring Ocean Rig, among other things, to ensure that it maintains: (i) a consolidated equity ratio of minimum 35%; (ii) free cash of minimum $50 million; (iii) current ratio of minimum 1-to-1; and (iv) an interest coverage ratio of 2.5x calculated on a 12 month rolling basis.

The notes are a new issue of securities. In connection with the issue, Ocean Rig has agreed to apply to list the notes on a securities exchange or other regulated market by December 1, 2011 and to list its common shares on a recognized exchange by the end of the third quarter of 2011. Ocean Rig has obtained a credit rating on the company and the notes in compliance with the loan agreement. If Ocean Rig had failed to obtain the required credit ratings, the interest rate on the notes would have increased by 0.25% annually.

Repaid Credit Facilities

$325.0 million short-term loan facility

On December 21, 2010, Drillship Hydra Owners Inc. entered into a $325.0 million short-term loan facility with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship. This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. Ocean Rig drew down the full amount of this loan on January 5, 2011 and Ocean Rig repaid the full amount of this loan on April 20, 2011 with borrowings under the $800.0 million senior secured term loan agreement.

This loan agreement was secured by, among other things, a first priority mortgage on the Ocean Rig Corcovado. This loan agreement was guaranteed by DryShips and by Ocean Rig and contained certain financial covenants measured on the DryShips financial accounts. The loan agreement contained customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material misrepresentations, bankruptcy, change of control and imposes restrictions on the payments of dividends and employment of the vessels.

$230.0 million loan facilities, dated September 10, 2007, as amended

In connection with the acquisition of Drillships Holdings on May 15, 2009, Ocean Rig assumed two $115 million loan facilities that were entered into in September 2007, in order to finance the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The loans bore interest at LIBOR plus margin. Ocean Rig repaid one $115.0 million term loan facility in December 2010 in connection with the delivery of the Ocean Rig Corcovado and repaid the other $115.0 million facility in March 2011 upon the delivery of the Ocean Rig Olympia. In addition to the customary security and guarantees issued to the borrower, these facilities were collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties, and a personal guarantee from Mr. Economou.

As of December 31, 2010 Ocean Rig had outstanding borrowings in the amount of $115.0 million under these loan facilities, which were repaid on March 18, 2011, as described above.

$300.0 million short-term facility

On December 28, 2010, Ocean Rig entered into a $300 million short-term overdraft facility with a lender, which Ocean Rig drew down in full on December 28, 2010. The proceeds of this loan were blocked as security for the loan. The loan was repaid on January 3, 2011 with the cash collateral. The short-term overdraft facility cannot be re-drawn.

Shareholder loans from DryShips

During April 2011, Ocean Rig borrowed an aggregate of $48.1 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans, along with shareholder loans of $127.5 million that Ocean Rig borrowed from DryShips in March 2011, were fully repaid. As of the date of this proxy statement / prospectus, no loan balance exists between Ocean Rig and DryShips.

OCEAN RIG MANAGEMENT

Ocean Rig Directors and Senior Management

Set forth below are the names, ages and positions of Ocean Rig’s directors and executive officers and the principal officers of certain of Ocean Rig’s operating subsidiaries. Members of Ocean Rig’s board of directors are elected annually on a staggered basis. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The initial term of office of each director is as follows: Ocean Rig’s Class A director serves for a term expiring at the 2011 annual general meeting of shareholders, Ocean Rig’s two Class B directors serve for a term expiring at the 2012 annual general meeting of shareholders and Ocean Rig’s two Class C directors serve for a term expiring at the 2013 annual general meeting of shareholders. Officers are appointed from time to time by Ocean Rig’s board of directors, or Ocean Rig’s relevant subsidiary, as applicable, and hold office until a successor is appointed.

Directors and Executive Officers of Ocean Rig
Name	Age	Position

George Economou	58	Chairman of the Board, President, Chief Executive Officer and Class A Director
Michael Gregos	39	Class B Director
Trygve Arnesen	53	Class C Director
Savvas D. Georghiades	61	Class C Director
Prokopios (Akis) Tsirigakis	56	Class B Director

Principal Officers of Operating Subsidiaries
Name	Age	Position

Paul Carsten Pedersen	56	Acting Chief Executive Officer
Jan Rune Steinsland	51	Chief Financial Officer
Frank Tollefsen	48	Chief Operating Officer and Deputy Chief Executive Officer
John Rune Hellevik	51	Senior Vice President, Marketing & Contracts
Ronald Coull	49	Senior Vice President, Human Resources
Rolf Håkon Holmboe	44	Vice President, Quality, Health, Safety, Environment & Training

The business address of each of Ocean Rig’s directors and principal officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

Biographical information with respect to the above individuals is set forth below.

George Economou was appointed as Ocean Rig’s President and Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol “DRYS.” Mr. Economou has overseen the growth of DryShips into one of the largest U.S.-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Michael Gregos was appointed to Ocean Rig’s board of directors in December 2010. Mr. Gregos is Project Manager for Dynacom Tankers Management Ltd. which he joined in 2001. From 2007 to 2008, Mr. Gregos was employed as Chief Operating Officer by OceanFreight Inc. Prior to that period, he worked for a shipping concern based in Athens and New York for five years and the Corporate Finance arm of a Greek bank for one year. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

Trygve Arnesen was appointed to Ocean Rig’s board of directors in December 2010. Mr. Arnesen is a director for Aftermarket Eastern Region with FMC Technologies, a position he has held since August 2010. Mr. Arnesen holds an M.Sc. in petroleum engineering and applied geophysics from the Norwegian University of Science and Technology from 1980. He has worked in the drilling and oil service industry since 1982, and has held a broad range of positions with various companies including Wilhelmsen (1982-1984), Morco&Ross (1984-1985), Norcem / Aker Drilling (1985-1989), Saga (1989), Transocean / Procon / Prosafe (1990-1992 and 1994-2005), Shell (1992-1994), and Odfjell (2005-2006). From 2006 to 2008, Mr. Arnesen was the Chief Executive Officer of Ocean Rig ASA, Ocean Rig’s predecessor, and he worked as Chief Executive Officer for Norwind from 2008 until 2010.

Savvas Georghiades was appointed to Ocean Rig’s board of directors in December 2010. Mr. Georghiades has been a practicing lawyer in Cyprus since 1976. He is a graduate of the Aristotle University in Thessaloniki.

Prokopios (Akis) Tsirigakis has been appointed to serve on Ocean Rig’s board of directors effective September 12, 2011. Mr. Tsirigakis serves as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus Marine Acquisition Corp., a newly-organized blank check company formed for the purpose of acquiring one or more operating businesses or assets. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of Star Bulk Carriers Corp. a dry-bulk shipping company listed on the NASDAQ Stock Market (NASDAQ: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. He has served as a director of Star Bulk Carriers Corp. since November 2007. From May 2005 till November 2007 he founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on the board of directors of DryShips. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 till November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar’s Technical Director from 1984 to 1991; the company at the time managed 16 dry bulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar’s affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Paul Carsten Pedersen has been the Acting Chief Executive Officer of Ocean Rig AS since February 2011. Prior to joining Ocean Rig AS, Mr. Pedersen spent 29 years at A.P. Moeller-Maersk, where he held a series of positions with increasing responsibilities in the offshore drilling and corporate mergers and acquisitions areas. From 1994 to 1996, Mr. Pedersen served as director of Maersk Tankers, where he focused on the development of floating production storage and offloading, or FPSO, activities. From 1996 to 1998, Mr. Pedersen served as director of Maersk Contractors, where he was involved in the commercial operations of FPSO activities. From 1998 to 2000, Mr. Pedersen served as Vice President and Chief Commercial Officer of Maersk Contractors and from 2000 to 2003, Mr. Pedersen served as Vice President of Maersk Corporate. From 2003 to 2009, Mr. Pedersen served as the Senior Vice President, Chief Commercial Officer and Deputy Chief Executive Officer, where he managed drilling and FPSO activities, and from 2009 to 2010, he served as the Senior Vice President and Chief Executive Officer for Maersk FPSOs and Maersk LNG. Mr. Pedersen holds a masters degree in mechanical engineering from The Technical University of Denmark and has supplemented his education with executive management courses in

Denmark and in the United States at Columbia Business School and The Wharton School of the University of Pennsylvania.

Jan Rune Steinsland is the Chief Financial Officer of Ocean Rig AS and joined the Ocean Rig group of companies in 2006. Mr. Steinsland has 17 years of experience from various positions in the energy and drilling industry and eight years of experience in the finance and technology industries. From 2000 to 2006, Mr. Steinsland was Chief Financial Officer of the Oslo Børs-listed Acta Holding ASA. From 1988 to 2000, Mr. Steinsland held several management positions in Esso Norge AS/Exxon Company International, including Financial Analyst, Financial Reporting Manager, Vice President Accounting, Project Controller and Audit Advisor. Mr. Steinsland has a Master of Business Administration from the University of St. Gallen Switzerland and is a Certified European Financial Analyst (AFA) from The Norwegian Society of Financial Analysts/Norwegian School of Economics and Business Administration.

Frank Tollefsen has been with Ocean Rig since January 2004 and served as the Senior Vice President Operations of Ocean Rig AS from March 2007 to January 2011. Mr. Tollefsen was promoted Chief Operating Officer (COO) and Deputy Chief Executive Officer of Ocean Rig AS as of February 1, 2011. Mr. Tollefsen has 26 years of experience from various positions in the drilling contracting business. From 1990 Mr. Tollefsen has had leading positions in the North Sea, Nigeria, Houston, Texas, Brazil, Canada, and the Middle East region as well as India and the Mediterranean. Prior to joining Ocean Rig AS, he spent 13 years with Transocean Ltd. Prior to that, Mr. Tollefsen served six years with Dolphin Drilling. Mr. Tollefsen is a mechanical engineer.

John Rune Hellevik has served as the Senior Vice President Marketing and Contracts of Ocean Rig AS since 2007. Mr. Hellevik has 30 years experience in the offshore business, both from oil companies and contractors. From 1986 to 1995, Mr. Hellevik held various management positions within procurement and marketing in Smedvig Offshore ASA and Scana Offshore Technology. During the period from 1995 to 2006, Mr. Hellevik held management positions within procurement, marketing and contracts of Transocean ASA and Prosafe ASA. Mr. Hellevik received a degree in Business Administration from Bedriftsøkonomisk Institutt (BI), Norway.

Ronald Coull has served as the Senior Vice President Human Resources of the Ocean Rig group of companies since June 2009. He has worked in the oil and gas sector for over 20 years with extensive experience in both generalist human resources management and recruitment. Prior to joining Ocean Rig, Mr. Coull worked for Petrofac facilities management for ten years where his roles included Operations Director of Atlantic Resourcing Ltd, which is a part of the Petrofac group of companies, where Mr. Coull was responsible for the operational and financial performance of this business. This included working with a number of external companies delivering innovative recruitment solutions to the drilling, marine and operations business. Prior to this, he was Human Resources Director & Head of Human Resources for Petrofac Facilities Management in Aberdeen, which had a global workforce of 4,500 employees, with responsibility for providing full human resource support to the business in the North Sea, and for international contracts in Europe, Middle East and Africa and Asia Pacific. Prior to that, Mr. Coull spent three years with Kvaerner Oil & Gas as Human Resources Manager providing HR support to a workforce of approximately 1,800 employees. In addition, he held Senior HR roles in the offshore oil and gas industry at Trafalger House Offshore Holdings (two years) and Vauldale Engineering (ten years).

Rolf Håkon Holmboe has served as the Vice President Quality, Health, Safety, Environment & Training of Ocean Rig AS since January 2010 and has worked in the area of health, safety, environment and quality in the oil and gas sector for 19 years. From 1991 to 1997, Mr. Holmboe worked for Det Norske Veritas before joining Statoil, where he was employed for 12 years from 1997 to 2009. Mr. Holmboe’s areas of experience include emergency preparedness, risk analyses, health, safety and environment management, operational safety and incident investigations. Mr. Holmboe is a Chemical Engineer, graduated from Heriot-Watt University, Edinburgh, in 1990.

Compensation of Directors and Senior Management

The aggregate annual compensation paid by Ocean Rig to the members of the senior management of its subsidiaries (six individuals) was $2.9 million for the year ended December 31, 2010, consisting of $2.7 million in salary and bonus, pension contribution of $0.2 million and other benefits. Ocean Rig’s non-employee directors are each entitled to receive annual directors fees of $20,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of Ocean Rig’s board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of Ocean Rig’s board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. Ocean Rig does not maintain a medical, dental, or retirement plan for its directors. Members of Ocean Rig’s senior management who also serve as directors will not receive additional compensation for their services as directors.

Board of Directors and Committees

The board of directors of Ocean Rig consists of five directors, three of whom Ocean Rig’s board of directors has determined to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Gregos, Arnesen, and Tsirigakis. Under the NASDAQ corporate governance rules, a director is not considered independent unless the board of directors of Ocean Rig affirmatively determines that the director has no direct or indirect material relationship with Ocean Rig or its affiliates that could reasonably be expected to interfere with the exercise of such director’s independent judgment. In making this determination, the Ocean Rig board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

Ocean Rig’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, in each case comprised of independent directors.

Ocean Rig’s audit committee, among other things, reviews Ocean Rig’s external financial reporting, engages its external auditors and oversees its internal audit activities, procedures and the adequacy of its internal accounting controls. Messrs. Gregos, Arnesen and Tsirigakis serve as members of the audit committee. Mr. Tsirigakis serves as Chairman of the audit committee.

Ocean Rig’s compensation committee is responsible for establishing directors and executive officers’ compensation and benefits and reviewing and making recommendations to the board of directors regarding Ocean Rig’s compensation policies. Messrs. Gregos, Arnesen and Tsirigakis serve as members of the compensation committee. Mr. Gregos serves as Chairman of the compensation committee.

Ocean Rig’s nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in Ocean Rig’s second amended and restated bylaws. Messrs. Gregos, Arnesen and Tsirigakis serve as members of the nominating and corporate governance committee. Mr. Arnesen serves as Chairman of the nominating and corporate governance committee.

Ocean Rig Employment Agreements

Ocean Rig’s predecessor, Ocean Rig ASA, entered into an employment agreement, dated as of May 15, 2006, with Mr. Jan Rune Steinsland for his services as Chief Financial Officer, pursuant to which Mr. Steinsland receives a fixed annual salary and may receive a bonus through the management bonus plan. The agreement continues until terminated by either party on six-months’ notice. In addition, Mr. Steinsland is entitled to participation in Ocean Rig’s pension scheme. In the case of his termination, except for reasons of gross breach of contract, Mr. Steinsland is entitled to twelve months’ salary, payable in monthly installments following termination. As of December 1, 2008, Mr. Steinsland’s employment contract was amended to transfer Mr. Steinsland’s employment from Ocean Rig ASA to Ocean Rig AS pursuant to the same terms and conditions described above.

Ocean Rig’s predecessor, Ocean Rig ASA, entered into an employment agreement, dated January 8, 2004, with Mr. Frank Tollefsen for his services as Senior Vice President Operations from January 19, 2004. The agreement continues until terminated by either party on three months’ notice. Pursuant to the agreement, Mr. Tollefsen receives a fixed annual salary and may receive a bonus through the Ocean Rig management bonus plan as well as a “stay on” bonus of six-months salary paid every three years. In addition Mr. Tollefsen is entitled to participation in Ocean Rig’s pension scheme.

Ocean Rig AS entered into an employment agreement, dated September 15, 2007, with Mr. John Rune Hellevik for his services as Senior Vice President Contracts and Procurement from January 1, 2007. The agreement continues until terminated by either party on three-months’ notice. Pursuant to the agreement, Mr. Hellevik receives a fixed annual salary and may receive a bonus through the Ocean Rig management bonus plan. In addition Mr. Hellevik is entitled to participation in Ocean Rig’s pension scheme.

Ocean Rig Ltd entered into an employment agreement, dated February 8, 2010, with Mr. Ronald Coull for his services as Senior Vice President Human Resources from June 15, 2009. The agreement continues until terminated by either party on six-months’ notice. Pursuant to the agreement, Mr. Coull receives a fixed annual salary and may receive a bonus through the Ocean Rig management bonus plan. In addition Mr. Coull is entitled to participation in Ocean Rig’s pension scheme. In the case of his termination, Mr. Coull is entitled to six months’ notice and six months’ salary, which will increase by one month per year of service up to a maximum of 12 months’ salary.

Ocean Rig AS entered into an employment agreement, dated September 28, 2009, with Mr. Rolf Håkon Holmboe for his services as Vice President Health, Safety, Environment & Quality from January 1, 2010. The agreement continues until terminated by either party on three-months’ notice. Pursuant to the agreement, Mr. Holmboe receives a fixed annual salary and may receive a bonus through the Ocean Rig management bonus program. In addition Mr. Holmboe is entitled to participation in Ocean Rig’s pension scheme.

OCEAN RIG RELATED PARTY TRANSACTIONS

All Ocean Rig related party transactions will be subject to the review and approval of the independent members of Ocean Rig’s board of directors.

Ocean Rig Related Party Agreements

Ocean Rig Management Agreements with Cardiff — Management Fees to Related Party

From October 19, 2007 to December 21, 2010, Ocean Rig was party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff, a party affiliated with Ocean Rig’s Chairman, President and Chief Executive Office, Mr. Economou, pursuant to which Cardiff provided additional supervisory services in connection with said drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, Ocean Rig paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. During the six-months ended June 30, 2010 and 2011, total charges from Cardiff under the management agreements amounted to $2.6 million and $5.8 million, respectively. For the years ended December 31, 2008, 2009 and 2010, total charges incurred by Ocean Rig from Cardiff under the management agreements amounted to $0.0 million, $1.9 million and $4.0 million, respectively. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, by and between Cardiff and Ocean Rig’s respective drillship-owning subsidiaries, the management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff prior to termination remain in effect. As of December 31, 2010, these obligations totaled $5.8 million.

Acquisition of Ocean Rig ASA

Ocean Rig’s wholly-owned subsidiary, Primelead Limited, a corporation organized under the laws of the Republic of Cyprus, was formed on November 16, 2007 for the purpose of acquiring shares of Ocean Rig ASA. On December 20, 2007, Primelead Limited acquired 51,778,647 shares, or approximately 30.4% of the outstanding capital stock of Ocean Rig ASA following its nomination as a buyer from Cardiff, for which Cardiff received a commission of $4.1 million on February 1, 2008. Ocean Rig was formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. Ocean Rig acquired all of the outstanding shares of Primelead Limited in December 2007 in a transaction under common control, which was accounted for as a pooling of interests. In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig ASA, were purchased from companies controlled by Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. Economou, for consideration of $66.8 million, which is the U.S. Dollar equivalent of NOK45 per share and was the price offered to all shareholders in the mandatory offering. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares on April 22, 2008, Ocean Rig launched a mandatory bid for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law. Ocean Rig gained control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements as of May 15, 2008. Ocean Rig held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, as of July 10, 2008. A commission of $9.9 million was paid to Cardiff on December 5, 2008 for services rendered in relation to Ocean Rig’s acquisition of the remaining shares in Ocean Rig ASA.

Acquisition of the owning companies for the Ocean Rig Corcovado and the Ocean Rig Olympia

On October 3, 2008, Ocean Rig entered into a share purchase agreement to acquire the equity interests of the companies owning the Ocean Rig Corcovado and the Ocean Rig Olympia, which were controlled by clients of Cardiff, including certain entities affiliated with Mr. Economou. As part of this transaction, Ocean Rig assumed the liabilities for two $115.0 million loan facilities which, in addition to the customary security and guarantees issued to the borrower, were collateralized by certain vessels owned by certain parties affiliated with Mr. Economou, corporate guarantees of certain entities affiliated with Mr. Economou and a personal guarantee from Mr. Economou. Ocean Rig repaid one of the $115.0 million loan facilities in December 2010 in connection with the delivery of the Ocean Rig Corcovado.

On May 15, 2009, the acquisition described above closed. As consideration for this acquisition, Ocean Rig issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of Ocean Rig’s total issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. Economou. The consideration paid for the 25% interest consisted of a one-time $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Stock with an aggregate face value of $280.0 million. Following such acquisition, Ocean Rig became a wholly-owned subsidiary of DryShips until December 2010 when Ocean Rig offered and sold an aggregate of 28,571,428 of its common shares in the private offering.

Purchase of Drillship Options from DryShips

On November 22, 2010, DryShips, Ocean Rig’s parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to Ocean Rig on December 30, 2010, at a cost of $99.0 million, which Ocean Rig paid from the net proceeds of a private offering of its common shares that Ocean Rig completed in December 2010. In addition, Ocean Rig paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, Ocean Rig entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted Ocean Rig the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to Ocean Rig’s drillships and Ocean Rig’s seventh generation hulls, with certain upgrades to vessel design and specifications. Ocean Rig did not make slot reservation payments in connection with its entry into this addendum.

As of the date of this proxy statement / prospectus, Ocean Rig has exercised three of the six options and, as a result, has entered into shipbuilding contracts for its seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. Ocean Rig made payments of $632.4 million to the shipyard in the second quarter of 2011 in connection with its exercise of the two newbuilding drillship options. The estimated total project cost per drillship is $638.0 million, which consists of $570.0 million of construction costs, costs of approximately $38.0 million for upgrades to the existing drillship specifications and construction-related expenses of $30.0 million. These upgrades include a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

Ocean Rig may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised. Ocean Rig estimates the total project cost, excluding financing costs, for the remaining three optional drillships to be $638.0 million per drillship, based on the construction and construction-related expenses for Ocean Rig’s seventh generation hulls described above.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to Ocean Rig. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Ocean Rig Legal Services

Mr. Savvas D. Georghiades, a member of Ocean Rig’s board of directors, provides legal services to Ocean Rig and to its predecessor, Primelead Limited, through his law firm, Savvas D. Georghiades, Law Office. In the six-months ended June 30, 2011 and 2010, Ocean Rig paid a fee of €33,145 and €47,390, respectively, for the legal services provided by Mr. Georghiades. For the years ended December 31, 2010, 2009 and 2008, Ocean Rig paid a fee of €94,235, €0 and €0, respectively, for the legal services provided by Mr. Georghiades.

Ocean Rig Loans and Guarantees

During March and April 2011, Ocean Rig borrowed an aggregate of $175.5 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. As of the date of this proxy statement / prospectus, no balance exists between Ocean Rig and DryShips.

$230.0 million credit facility

On January 23, 2010, DryShips, Ocean Rig’s parent company, entered into a guarantee and indemnity in connection with Ocean Rig’s $230.0 million credit facility. Under the DryShips guarantee, DryShips is required to meet financial covenants requiring DryShips to maintain a minimum (i) market adjusted equity ratio; (ii) interest coverage ratio; and (iii) market value adjusted net worth. Ocean Rig repaid this facility in March 2011.

$562.5 million loan agreements, amended to $495.0 million (the Deutsche Bank credit facilities)

On July 18, 2010, DryShips, Ocean Rig’s parent company, entered into guarantees in connection with Ocean Rig’s Deutsche Bank credit facilities. The guarantees by DryShips cover the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. In addition, the guarantees by DryShips contain certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum interest coverage ratio; (iii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) minimum amount of free cash and cash equivalents.

On April 27, 2011, Ocean Rig entered into an amendment agreement with all lenders to restructure the Deutsche Bank credit facilities. Under the terms of the amendment agreement, in addition to the guarantee provided by DryShips discussed above, Ocean Rig provided an unlimited recourse guarantee that includes certain financial covenants requiring Ocean Rig to maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

$800.0 million senior secured term loan agreement

Ocean Rig’s $800.0 million senior secured term loan agreement is guaranteed by Ocean Rig and by DryShips. Under the loan agreement, Ocean Rig is subject to certain covenants requiring, among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, under the loan agreement, DryShips must maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth.

$325.0 million short-term loan facility

Ocean Rig’s $325.0 million short-term loan facility was guaranteed by DryShips. Under the loan agreement, DryShips was required to meet certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iii) minimum amount of free cash and cash equivalents. Ocean Rig repaid this facility in April 2011.

Ocean Rig Global Services Agreement

On December 1, 2010, DryShips, Ocean Rig’s parent company, entered into a Global Services Agreement with Cardiff, a company controlled by Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. Economou, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including Ocean Rig’s drilling units. In consideration of such services, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Ocean Rig does not pay or reimburse DryShips or its affiliates for services provided in accordance with the Global Services Agreement. Ocean Rig will, however, record expenses incurred under the Global Services Agreement in Ocean Rig’s income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred.

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the employment of the Ocean Rig Poseidon and the contracts with Cairn and Borders & Southern for the Leiv Eiriksson. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010 as well as the contract with Cairn for the Ocean Rig Corcovado and the contract with Vanco for the Ocean Rig Olympia.

Ocean Rig Consultancy Agreement

As of September 1, 2010, DryShips, Ocean Rig’s parent company, entered into an agreement with Vivid Finance, a company controlled by Ocean Rig’s Chairman, President and Chief Executive Officer, Mr. Economou, whereby Vivid Finance has been engaged by DryShips to act as a consultant on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including Ocean Rig, as directed by DryShips. Under this agreement, Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. Ocean Rig does not pay or reimburse DryShips or its affiliates for services provided in accordance with this agreement. Ocean Rig will, however, record expenses incurred under this agreement in its income statement and as a shareholder’s contribution (additional paid-in capital) to capital when they are incurred. During 2011 to the date of this proxy statement / prospectus, Ocean Rig expects to record expenses of a total of approximately $5.2 million in fees from Vivid Finance with respect to Ocean Rig’s financing arrangements, including its issuance of $500.0 million of its 9.5% senior unsecured notes, the entry into its $800.0 senior secured term loan agreement, the restructuring of its Deutsche Bank credit facilities and the $325.0 million short-term loan facility.

Ocean Rig Employment Agreements

See “Ocean Rig Management — Ocean Rig Employment Agreements.”

OCEAN RIG PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial owners of more than five percent of shares of Ocean Rig common stock and of Ocean Rig’s officers and directors as a group as of the date of this proxy statement / prospectus. All of Ocean Rig’s shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this proxy statement / prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

		Percentage
	Shares	of Class
	Beneficially	Beneficially
Identity of Person or Group	Owned	Owned

DryShips Inc.	98,587,878	75%
George Economou(1)	2,869,428	2.38%
Other directors and principal officers as a group	34,400	*

*	Less than 1% of Ocean Rig’s issued and outstanding common shares.

(1)	George Economou, Ocean Rig’s Chairman, President and Chief Executive Officer may be deemed to beneficially own these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou.

OCEAN RIG DIVIDEND POLICY

Ocean Rig’s long-term objective is to pay a regular dividend in support of its main objective to maximize shareholder returns. However, Ocean Rig has not paid any dividends in the past and Ocean Rig is currently focused on the development of capital intensive projects in line with its growth strategy and this focus will limit any dividend payment in the medium term. Furthermore, since Ocean Rig is a holding company with no material assets other than the shares of its subsidiaries through which Ocean Rig conducts its operations, Ocean Rig’s ability to pay dividends will depend on its subsidiaries distributing their earnings and cash flow to Ocean Rig. Some of Ocean Rig’s other loan agreements limit or prohibit its subsidiaries’ ability to make distributions without the consent of its lenders.

Any future dividends declared will be at the discretion of Ocean Rig’s board of directors and will depend upon Ocean Rig’s financial condition, earnings and other factors, including the financial covenants contained in its loan agreements and its 9.5% senior unsecured notes due 2016. Ocean Rig’s ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. In addition, under its $800.0 million senior secured term loan agreement, which matures in 2016, Ocean Rig is prohibited from paying dividends without the consent of its lenders.

DESCRIPTION OF OCEAN RIG’S CAPITAL STOCK

The following is a description of the material terms of Ocean Rig’s second amended and restated articles of incorporation and Ocean Rig’s second amended and restated bylaws, which are filed as exhibits to the registration statement on Form F-4, of which this proxy statement / prospectus forms a part.

Purpose

Ocean Rig’s purpose, as stated in its second amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the MIBCA. Ocean Rig’s second amended and restated articles of incorporation and its second amended and restated bylaws do not impose any limitations on the ownership rights of Ocean Rig’s shareholders.

Authorized Capitalization

Under Ocean Rig’s second amended and restated articles of incorporation, its authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 500,000,000 shares of preferred stock, par value $0.01 per share.

As of the date of this proxy statement / prospectus, 131,696,928 common shares were issued and outstanding. All of Ocean Rig’s shares of common stock are in registered form.

Share History

On December 24, 2007, Ocean Rig issued 500 shares of its capital stock, par value $20.00 per share, to DryShips, constituting all of the shares of its authorized capital stock.

On May 15, 2009, Ocean Rig closed a transaction to acquire the equity interests of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and Ocean Rig Olympia, which were owned by clients of Cardiff, including certain entities affiliated with Mr. Economou. As consideration for the acquisition of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and Ocean Rig Olympia, Ocean Rig issued to the sellers, including entities related to Mr. Economou, a number of shares equal to 25% of its issued and outstanding capital stock as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of Ocean Rig’s issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. Economou. Following such acquisition, Ocean Rig became a wholly-owned subsidiary of DryShips.

On December 7, 2010, following the approval by its board of directors and sole shareholder, Ocean Rig amended and restated its articles of incorporation, among other things, to increase its authorized share capital to 250,000,000 common shares and to change the par value to $0.01 per share.

On December 21, 2010, Ocean Rig completed the sale of an aggregate of 28,571,428 shares of its common stock in a offering made to non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the U.S. in reliance on Rule 144A under the Securities Act, which included the sale of 1,871,428 common shares pursuant to Ocean Rig’s managers’ exercise of their option to purchase additional shares. Concurrently with such offering, Ocean Rig paid a stock dividend to DryShips of 103,125,500 common shares. Following this transaction, DryShips owned approximately 78% of Ocean Rig’s outstanding common shares. As of the date of this proxy statement / prospectus, DryShips owns approximately 75% of Ocean Rig’s outstanding common stock.

On May 3, 2011, following the approval by Ocean Rig’s board of directors and shareholders, Ocean Rig amended and restated its amended and restated articles of incorporation, among other things, to increase its authorized share capital to 1,000,000,000 shares of common stock and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

Description of Ocean Rig Common Stock

Under Ocean Rig’s second amended and restated articles of incorporation and its second amended and restated bylaws, each outstanding share of Ocean Rig common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Ocean Rig’s common stock will be entitled to receive ratably all dividends, if any, declared by the Ocean Rig board of directors out of funds legally available for dividends. Holders of Ocean Rig’s common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of its securities. The rights, preferences and privileges of holders of Ocean Rig’s common shares will be subject to the rights of the holders of any shares of preferred stock, which Ocean Rig may issue in the future.

Description of Ocean Rig Preferred Stock

Under its second amended and restated articles of incorporation, Ocean Rig is authorized to issue up to 500,000,000 shares of preferred stock, par value $0.01 per share. Ocean Rig’s second amended and restated articles of incorporation authorizes its board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Ocean Rig has designated 8,000,000 shares of its preferred stock as Series A Participating Preferred Stock in connection with the adoption of its Amended and Restated Stockholders Rights Agreement described under “— Ocean Rig’s Amended and Restated Stockholders Rights Agreement.”

Directors of Ocean Rig

Ocean Rig’s directors are elected by a plurality of the votes cast by Ocean Rig shareholders entitled to vote in an election. There is no provision for cumulative voting. Ocean Rig’s second amended and restated articles of incorporation provide that Ocean Rig’s board of directors must consist of at least one member, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Ocean Rig directors are elected annually on a staggered basis, whereby each director will be divided into one of three classes, Class A, Class B and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified. See “— Ocean Rig Classified Board of Directors.” Ocean Rig’s board of directors has the authority to fix the amounts which shall be payable to the members of its board of directors for attendance at any meeting or for services rendered to Ocean Rig.

Ocean Rig Shareholder Meetings

Under Ocean Rig’s second amended and restated bylaws, annual shareholder meetings are held at a time and place selected by its board of directors. The meetings may be held in or outside of the Marshall Islands. Ocean Rig’s board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the Ocean Rig shareholders that will be eligible to receive notice and vote at the meeting. One or more Ocean Rig shareholders representing at least one-third of the total voting rights of the total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment under the MIBCA

Under the MIBCA, Ocean Rig’s shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of Ocean Rig’s assets not made in the usual course of its business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the MIBCA to receive payment of the appraised fair value of his shares is not available “for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.” In the event of any amendment of Ocean Rig’s second amended and restated articles of incorporation, an Ocean Rig shareholder also has the right to dissent and receive payment for his shares if the amendment alters certain rights in respect of those shares. The dissenting Ocean Rig shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that Ocean Rig and any dissenting Ocean Rig shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the high court of the Marshall Islands or in any appropriate court in any jurisdiction in which Ocean Rig shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions under the MIBCA

Under the MIBCA, any of Ocean Rig’s shareholders may bring an action in Ocean Rig’s name to procure a judgment in Ocean Rig’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Ocean Rig common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Ocean Rig Directors and Officers

The MIBCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ and officers’ fiduciary duties. Ocean Rig’s second amended and restated articles of incorporation provide that no director or officer shall be personally liable to Ocean Rig or any of Ocean Rig’s shareholders for breach of fiduciary duty as a director or officer except to the extent such exemption from liability or limitation thereof is not permitted under the MIBCA as the same may exist or be amended.

Ocean Rig’s second amended and restated bylaws include a provision that entitles any of its directors or officers to be indemnified by Ocean Rig upon the same terms, under the same conditions and to the same extent as authorized by the MIBCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to Ocean Rig’s best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Ocean Rig’s second amended and restated bylaws also authorize Ocean Rig to carry directors’ and officers’ insurance as a protection against any liability asserted against its directors and officers acting in their capacity as directors and officers regardless of whether Ocean Rig would have the power to indemnify such director or officer against such liability by law or under the provisions of its second amended and restated bylaws. Ocean Rig believes that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

The indemnification provisions included in Ocean Rig’s second amended and restated bylaws may discourage shareholders from bringing a lawsuit against its directors for breach of fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Ocean Rig and its shareholders.

As of September 30, 2011, there was no pending material litigation or proceeding involving any of Ocean Rig’s directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of Ocean Rig’s Articles of Incorporation and Bylaws

Several provisions of Ocean Rig’s second amended and restated articles of incorporation and second amended and restated bylaws may have anti-takeover effects. These provisions will be intended to avoid costly takeover battles, lessen Ocean Rig’s vulnerability to a hostile change of control and enhance the ability of Ocean Rig’s board of directors to maximize shareholder value in connection with any unsolicited offer to acquire Ocean Rig. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of Ocean Rig by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Ocean Rig Blank Check Preferred Stock

Under the terms of Ocean Rig’s second amended and restated articles of incorporation, its board of directors will have the authority, without any further vote or action by its shareholders, to issue up to 500,000,000 shares of blank check preferred stock. Ocean Rig’s board of directors will be entitled to issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of Ocean Rig or the removal of its management.

Ocean Rig Classified Board of Directors

Ocean Rig’s second amended and restated articles of incorporation provide that its board of directors serve staggered, three-year terms. Approximately one-third of Ocean Rig’s board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for Ocean Rig’s shares or attempting to obtain control of Ocean Rig. It could also delay shareholders who do not agree with the policies of Ocean Rig’s board of directors from removing a majority of its board of directors for two years.

Election and Removal of Ocean Rig Directors

Ocean Rig’s second amended and restated articles of incorporation prohibit cumulative voting in the election of directors and Ocean Rig’s second amended and restated bylaws require Ocean Rig shareholders to give advance written notice of nominations for the election and removal of directors. Ocean Rig’s second amended and restated articles of incorporation also provide that Ocean Rig’s directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent Ocean Rig officers and directors.

Limited Actions by Ocean Rig Shareholders

Under the MIBCA, Ocean Rig’s second amended and restated articles of incorporation and second amended and restated bylaws, any action required or permitted to be taken by Ocean Rig’s shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of Ocean Rig’s shareholders. Ocean Rig’s second amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of Ocean Rig’s board of directors, the Chairman of Ocean Rig’s board of directors or Ocean Rig’s executive officers who are also directors may call special meetings of Ocean Rig’s shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, an Ocean Rig shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of Ocean Rig’s board of directors, and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Ocean Rig Shareholder Proposals and Director Nominations

Ocean Rig’s second amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to Ocean Rig’s corporate secretary. Generally, to be timely, a shareholder’s notice must be received at Ocean Rig’s principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders. Ocean Rig’s second amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede the ability of Ocean Rig shareholders to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Ocean Rig’s Amended and Restated Stockholders Rights Agreement

Ocean Rig has entered into an Amended and Restated Stockholders Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent. Under this agreement, Ocean Rig declared a dividend payable to shareholders of record on May 23, 2011 of one preferred share purchase right, or right, to purchase one one-

thousandth of a share of Series A Participating Preferred Stock for each outstanding share of its common stock, par value $0.01 per share. The right will separate from the common stock and become exercisable after (1) a person or group, other than DryShips, acquires ownership of 15% or more of Ocean Rig’s common stock or (2) the 10th business day (or such later date as determined by Ocean Rig’s board of directors) after a person or group, other than DryShips, announces a tender or exchange offer which would result in that person or group holding 15% or more of the Ocean Rig’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $100.00 a fraction (1/1000th) of one share of Series A Participating Preferred Stock which has similar economic terms as one share of common stock.

If an acquiring person, or an Acquiring Person, acquires more than 15% of Ocean Rig’s common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of Ocean Rig’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of Ocean Rig’s common stock and before that Acquiring Person acquires more than 50% of Ocean Rig’s outstanding common stock, Ocean Rig will be able to exchange each right owned by all other rights holders, in whole or in part, for one share of Ocean Rig’s common stock. The rights will expire on the earliest of (1) May 20, 2021 or (2) the exchange or redemption of the rights as described above. Ocean Rig is able to redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of Ocean Rig’s common stock. Ocean Rig will be able to amend the terms of the rights and the Shareholders Rights Agreement without the consent of the rights holders at any time on or prior to the distribution date. After the distribution date, the terms of the rights and the Amended and Restated Stockholders Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Ocean Rig’s Transfer Agent

The U.S. transfer agent for Ocean Rig’s common stock is American Stock Transfer & Trust Company, LLC. The registrar and transfer agent for Ocean Rig’s common stock held through the Norwegian VPS is Nordea Bank Norge ASA.

COMPARISON OF SHAREHOLDER RIGHTS

As a result of the merger, OceanFreight shareholders will receive shares of Ocean Rig common stock in exchange for their shares of OceanFreight common stock. OceanFreight is incorporated under the laws of the Marshall Islands and subject to the laws of the Marshall Islands, including the MIBCA, and Ocean Rig is also incorporated under the laws of the Marshall Islands and subject to the laws of the Marshall Islands, including the MIBCA. The rights of OceanFreight shareholders are governed by the Marshall Islands law and the articles of incorporation and bylaws of OceanFreight, while the rights of Ocean Rig shareholders are governed by the Marshall Islands law and the articles of incorporation and bylaws of Ocean Rig. Following the merger, the rights of OceanFreight shareholders who become Ocean Rig shareholders in the merger will be governed by the laws of the Marshall Islands law, Ocean Rig’s articles of incorporation and Ocean Rig’s bylaws, both as currently in effect and as will be in effect at the completion of the merger.

The following is a summary comparison of material differences between the rights of an OceanFreight shareholder and the rights of an Ocean Rig shareholder. This summary is qualified in its entirety by reference to the full text of Ocean Rig’s articles of incorporation and bylaws, OceanFreight’s articles of incorporation and bylaws, both as currently in effect and as will be in effect at the completion of the merger, and the full text of the MIBCA.

OceanFreight	Ocean Rig

Authorized Capital Stock
OceanFreight’s third amended and restated articles of incorporation authorize the issuance of up to (i) 333,333,333 shares of OceanFreight Class A common stock, par value $0.01 per share, (ii) 10,000,000 shares of OceanFreight Class B common stock, par value $0.01 per share, or subordinated shares, and (iii) 5,000,000 shares of OceanFreight preferred stock, par value $0.01 per share.

Following the conversion of all of OceanFreight’s subordinated shares on August 15, 2008, OceanFreight now has only Class A Common Stock, or the OceanFreight common stock, issued and outstanding.

As of October 7, 2011, OceanFreight had 5,946,180 common shares issued and outstanding.

The OceanFreight common shares are listed on the NASDAQ Global Market under the symbol “OCNF.”

OceanFreight’s third amended and restated articles of incorporation authorizes the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including (i) the designation of the series; (ii) the number of shares of the series; (iii) the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and (iv) the voting rights, if any, of the holders of the series.	Ocean Rig’s second amended and restated articles of incorporation authorize the issuance of up to 1,000,000,000 shares of Ocean Rig common stock, par value $0.01 per share, and up to 500,000,000 shares of Ocean Rig preferred stock, par value $0.01 per share.

Ocean Rig has designated 8,000,000 shares of Ocean Rig preferred stock as Series A Participating Preferred Stock in connection with the adoption of its Amended and Restated Stockholders Rights Agreement. See “Description of Ocean Rig’s Capital Stock — Ocean Rig’s Amended and Restated Stockholders Rights Agreement.”

As of September 30, 2011, 131,696,928 shares of Ocean Rig common stock were issued and outstanding.

Ocean Rig’s second amended and restated articles of incorporation authorizes the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including (i) the designation of the series; (ii) the number of shares of the series; (iii) the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and (iv) the voting rights, if any, of the holders of the series.
The rights, preferences and privileges of holders of Ocean Rig common shares will be subject to the rights of the holders of any shares of preferred stock, which Ocean Rig may issue in the future.

OceanFreight	Ocean Rig

Voting Rights
OceanFreight’s bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Under OceanFreight’s third amended and restated articles of incorporation and its amended and restated bylaws, each outstanding share of OceanFreight common stock entitles its holder to one vote on all matters submitted to a vote of OceanFreight shareholders.	Ocean Rig’s second amended and restated bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, Ocean Rig’s second amended and restated articles of incorporation or Ocean Rig’s second amended and restated bylaws, the affirmative vote of a majority of votes of the shares of Ocean Rig stock at the meeting shall be the act of the Ocean Rig shareholders. Under Ocean Rig’s second amended and restated bylaws, each outstanding share of Ocean Rig common stock entitles the holder to one vote on all matters submitted to a vote of Ocean Rig shareholders.

Directors
OceanFreight’s directors are elected by a plurality of the votes cast at a meeting of the OceanFreight shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The OceanFreight board of directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified. OceanFreight’s board of directors has the authority to fix the amounts which shall be payable to the members of the OceanFreight board of directors for attendance at any meeting or for services rendered to OceanFreight.

OceanFreight’s third amended and restated articles of incorporation and amended and restated bylaws also provide that OceanFreight’s directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote generally in the election of directors.

OceanFreight’s third amended and restated articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of the OceanFreight board of directors are elected each year.	Ocean Rig’s directors are elected by a plurality of the votes cast by the Ocean Rig shareholders entitled to vote in an election. There is no provision for cumulative voting.

Ocean Rig’s second amended and restated articles of incorporation provide that its board of directors must consist of at least one member, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified. Ocean Rig’s board of directors has the authority to fix the amounts which shall be payable to the members of Ocean Rig’s board of directors for attendance at any meeting or for services rendered to Ocean Rig.

Ocean Rig’s second amended and restated articles of incorporation provide that directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Ocean Rig’s second amended and restated articles of incorporation provide that Ocean Rig’s board of directors serve staggered, three-year terms. Approximately one-third of Ocean Rig’s board of directors are elected each year.

Quorum and action by the Board of Directors

A majority of the OceanFreight directors at the time in office, present in person or by proxy or by	A majority of the Ocean Rig directors at the time in office, present in person or by proxy or by conference

OceanFreight	Ocean Rig

communication equipment, shall constitute a quorum for the transaction of business. The vote of the majority of the directors, present in person, by proxy or by conference telephone, at a meeting at which a quorum is present shall be the act of the directors.
telephone, shall constitute a quorum for the transaction of business. The vote of the majority of the directors, present in person, by proxy or by conference telephone, at a meeting at which quorum is present shall be the act of the directors.

Director and Officer Limitation on Liability and Indemnification

OceanFreight’s third amended and restated articles of incorporation provide that no OceanFreight director or officer shall be personally liable to Ocean Rig or any of its shareholders for breach of fiduciary duty as a director or officer except to the extent such exemption from liability or limitation thereof is not permitted under the MIBCA as the same may exist or be amended.

OceanFreight’s third amended and restated articles of incorporation include a provision that entitles any of OceanFreight’s directors or officers to be indemnified by OceanFreight to the full extent permitted by the MIBCA if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of OceanFreight, and with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful; provided that, with respect to actions or suits by or in the right of OceanFreight to procure a judgment in its favor no indemnification shall be made in respect of any claim as to which such director or officer shall have been adjudged to be liable to OceanFreight unless and only to the extent that the court in which such action or suit was properly brought shall determine that such person is fairly and reasonably entitled to indemnity for any such expenses.

OceanFreight’s third amended and restated articles of incorporation authorize OceanFreight to purchase and maintain directors’ and officers’ insurance as a protection against any liability asserted against OceanFreight’s directors and officers acting in their capacity as directors and officers regardless of whether OceanFreight would have the power to indemnify such director or officer against such liability under the provisions of OceanFreight’s third amended and restated articles of incorporation.	Ocean Rig’s second amended and restated articles of incorporation provide that no Ocean Rig director or officer shall be personally liable to Ocean Rig or any of its shareholders for breach of fiduciary duty as a director or officer except to the extent such exemption from liability or limitation thereof is not permitted under the MIBCA as the same may exist or be amended.

Ocean Rig’s second amended and restated bylaws include a provision that entitles any of Ocean Rig’s directors or officers to be indemnified by Ocean Rig upon the same terms, under the same conditions and to the same extent as authorized by the MIBCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to Ocean Rig’s best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Ocean Rig’s second amended and restated bylaws also authorize Ocean Rig to carry directors’ and officers’ insurance as a protection against any liability asserted against Ocean Rig directors and officers acting in their capacity as directors and officers regardless of whether Ocean Rig would have the power to indemnify such director or officer against such liability by law or under the provisions of its second amended and restated bylaws.

Shareholder Meetings

Annual Meetings. OceanFreight’s amended and restated bylaws provide that annual shareholder	Annual Meetings. Ocean Rig’s second amended and restated bylaws provide that annual shareholder

OceanFreight	Ocean Rig

meetings will be held at a time and place selected by OceanFreight’s board of directors. The meetings may be held in or outside of the Marshall Islands. OceanFreight’s board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Special Meetings.  OceanFreight’s amended and restated bylaws provide that special meetings of its shareholders may be called for any purpose by the order of the OceanFreight board of directors, OceanFreight’s chairman of the board or OceanFreight’s president. No other person or persons are permitted to call a special meeting and no business may be conducted at the OceanFreight special meeting other than business brought before the meeting by the OceanFreight board of directors. Such meetings shall be held at such place and on a date and at such time as may be designated in the notice thereof by the officer of OceanFreight designated by the OceanFreight board of directors to deliver the notice of such meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice.
meetings will be held at a time and place selected by Ocean Rig’s board of directors. The meetings may be held in or outside of the Marshall Islands. Ocean Rig’s board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Special Meetings. Ocean Rig’s second amended and restated bylaws provide that special meetings of its shareholders may be called for any purpose at any time by Ocean Rig’s chairman of the board, a majority of the board of directors, or any Ocean Rig officer who is also a director. No other person or persons are permitted to call a special meeting and no business may be conducted at the special meeting other than business brought before the meeting by the Ocean Rig board of directors. Such meetings shall be held at such place and on a date and at such time as may be designated in the notice thereof by the Ocean Rig officer designated by the board of directors to deliver the notice of such meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice.

Quorum of Shareholders

Except as otherwise expressly provided by law, shareholders representing at least one-third of the total voting rights of the total issued and outstanding shares of OceanFreight common stock present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.	Except as otherwise expressly provided by law, shareholders representing at least one-third of the total voting rights of the total issued and outstanding shares of Ocean Rig common stock present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Shareholder Proposals and Nominations
OceanFreight’s amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors, to bring business before an annual meeting of shareholders or proposing to remove a director must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely a shareholder’s notice must be received at OceanFreight’s principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders.	Ocean Rig’s second amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors, to bring business before an annual meeting of shareholders or proposing to remove a director must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at Ocean Rig’s principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders.

Shareholder Action Without a Meeting

Any action required to be or permitted to be taken at a meeting may be taken without a meeting if a consent in	Any action required to be or permitted to be taken at a meeting, may be taken without a meeting if a consent in

OceanFreight	Ocean Rig

writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.	writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Amendments of Governing Instruments

Amendments of Articles of Incorporation.  Any amendment to OceanFreight’s third amended and restated articles of incorporation that would increase or decrease the aggregate number of authorized Class A common stock or Class B common stock, increase or decrease the par value of the Class A common stock or Class B common stock, or alter or change the powers, preferences or rights of the Class A common stock or Class B common stock so as to affect them adversely, must be approved by the holders of not less than a majority of the Class A common stock or Class B common stock, as applicable.

Notwithstanding any other provision in OceanFreight’s third amended and restated articles of incorporation or its amended and restated bylaws (and notwithstanding the fact that some lesser percentage may be specified by law), the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of OceanFreight common stock entitled to vote generally in the election of directors shall be required to amend, alter, change or repeal provisions dealing with directors, anti-takeover and director and officer indemnification.

Amendments of Bylaws. The board of directors is expressly authorized to make, alter or repeal the bylaws by a vote of not less than a majority of the entire board of directors, unless otherwise provided in the amended and restated bylaws; provided however, that the board of directors is expressly authorized to make, alter or repeal certain provisions in the amended and restated bylaws only by a vote of not less than 66 2/3% of the board of directors. Shareholders may not make, alter or repeal any bylaw. Notwithstanding any other provisions of OceanFreight’s third amended and restated articles of incorporation or its amended and restated bylaws (and notwithstanding the fact that some lesser percentage may be specified by law), the affirmative vote of the holders of 66 2/3% or more of OceanFreight’s outstanding shares of common stock entitled to vote generally in the election of directors shall be required to amend, alter, change or repeal the provision dealing with amendments to the bylaws.	Amendments of Articles of Incorporation. Notwithstanding any other provision in Ocean Rig’s second amended and restated articles of incorporation or its second amended and restated bylaws (and notwithstanding the fact that some lesser percentage may be specified by law), the affirmative vote of the holders of two- thirds or more of the outstanding shares of Ocean Rig common stock entitled to vote generally in the election of directors shall be required to amend, alter, change or repeal provisions dealing with directors, amendments to Ocean Rig’s bylaws and anti-takeover.

Amendments of Bylaws. The board of directors is expressly authorized to make, alter or repeal the bylaws by a vote of not less than a majority of the entire board of directors, unless otherwise provided in the second amended and restated bylaws.

OceanFreight	Ocean Rig

Preemptive Rights

Holders of OceanFreight shares will not have preferential or preemptive rights to subscribe to any of OceanFreight’s shares or securities convertible or exchangeable into such shares.	Holders of Ocean Rig common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of Ocean Rig’s securities.

Derivative Actions

Under the MIBCA, any OceanFreight shareholder may bring an action in OceanFreight’s name to procure a judgment in OceanFreight’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of OceanFreight common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.	Under the MIBCA, any Ocean Rig shareholder may bring an action in Ocean Rig’s name to procure a judgment in Ocean Rig’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Ocean Rig common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-Takeover Provisions

Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” OceanFreight has included these provisions in its third amended and restated articles of incorporation. OceanFreight’s third amended and restated articles of incorporation contain provisions which prohibit it from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, OceanFreight’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of OceanFreight outstanding at the time the transaction commenced; (iii) at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and (iv) the shareholder became an interested shareholder prior to the consummation of the initial public offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested	Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” Ocean Rig has included these provisions in its second amended and restated articles of incorporation. Ocean Rig’s second amended and restated articles of incorporation contain provisions which prohibit it from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, Ocean Rig’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of Ocean Rig outstanding at the time the transaction commenced; (iii) at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder; and (iv) the shareholder became an interested shareholder prior to the consummation of the initial public offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested

OceanFreight	Ocean Rig

shareholder” is any person or entity that beneficially owns 20% or more of OceanFreight’s outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, provided, however, that the term “interested shareholder” does not include any person whose ownership of shares in excess of the 20% limitation is the result of action taken solely by OceanFreight; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of OceanFreight’s voting shares, except as a result of further action by OceanFreight not caused, directly or indirectly, by such person.
shareholder” is any person or entity that beneficially owns 15% or more of Ocean Rig’s outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, other than DryShips, provided, however, that the term “interested shareholder” does not include any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by Ocean Rig; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of Ocean Rig’s voting shares, except as a result of further action by Ocean Rig not caused, directly or indirectly, by such person.

Shareholder Rights Plans

OceanFreight has entered into a Third Amended and Restated Stockholders Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent. The terms of the Third Amended and Restated Stockholders Rights Agreement are substantially similar to the terms of OceanFreight’s Second Amended and Restated Stockholders Rights Agreement which is described in OceanFreight’s Form 20-F included as Annex D to this document. The Third Amended and Restated Stockholders Rights Agreement modified the definition of the term “‘Acquiring Person” in connection with the transactions contemplated by the merger agreement and the purchase agreement.	Ocean Rig has entered into an Amended and Restated Stockholders Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent. See “Description of Ocean Rig’s Capital Stock — Ocean Rig’s Amended and Restated Stockholders Rights Agreement.”

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS

Ocean Rig’s corporate affairs are governed by its articles of incorporation and bylaws, and by the MIBCA. The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. While the MIBCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the MIBCA in the Marshall Islands and Ocean Rig shareholders cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the U.S. Thus, Ocean Rig shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the MIBCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.
A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one- third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a

Marshall Islands	Delaware

majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Marshall Islands	Delaware

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the MIBCA to receive payment of the appraised fair value of his shares is not available “for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.”	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
Alters or abolishes any preferential right of any outstanding shares having preference; or
Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Marshall Islands	Delaware

his interest therein devolved upon him by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAXATION

Certain Material Tax Consequences

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of OceanFreight shares or Ocean Rig shares, other than an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes, that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of that income or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) was in existence on August 20, 1996 and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of OceanFreight shares or Ocean Rig shares that is neither a U.S. Holder nor a partnership or other type of pass-through entity for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes holds OceanFreight shares or Ocean Rig shares, the tax treatment of a partner or beneficial owner of such entity or arrangement may depend on the status of the partner or beneficial owner and the activities of the partnership or entity. Partners and beneficial owners in such entities or arrangements holding OceanFreight shares or Ocean Rig shares are urged to consult their own advisors as to the particular U.S. federal income tax consequences applicable to them.

Unless otherwise noted, this discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, applicable United States Treasury Regulations, Internal Revenue Service rulings and judicial decisions, all as in effect as of the date hereof. Subsequent developments in the tax laws of the United States, including changes in or differing interpretations of the foregoing authorities, which may be applied retroactively, could have a material effect on the tax consequences described below. This discussion only applies to shareholders who hold their OceanFreight and Ocean Rig shares as a “capital asset.” This is not a complete description of all the tax consequences of the merger and may not address U.S. federal income tax considerations applicable to OceanFreight shareholders subject to special treatment under U.S. federal income tax law. Shareholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships and other pass-through entities for U.S. federal income tax purposes and holders who hold OceanFreight shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes certain material U.S. federal income tax consequences of the merger to a U.S. Holder (defined above) and a Non-U.S. Holder (defined above) of OceanFreight shares. This discussion applies only to OceanFreight shares owned as capital assets within the meaning of the Code.

OceanFreight did not obtain a ruling from the Internal Revenue Service or an opinion of counsel with respect to the tax consequences of the merger. This summary is not binding upon the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth herein. In addition, this discussion does not address the tax consequences of these transactions under applicable U.S. federal estate, gift or alternative minimum tax laws, or any U.S. state, local or non-U.S. tax laws.

Each OceanFreight shareholder is urged to consult with its own tax advisors to determine the U.S. federal income tax consequences to it of the merger, as well as the effects of U.S. state, local and non-U.S. tax laws.

U.S. Holder

The merger will be treated for U.S. federal income tax purposes as a taxable sale by a U.S. Holder of the OceanFreight shares that such holder surrenders in the merger. As a result of the merger,

•	A U.S. Holder will recognize gain or loss equal to the difference between (1) the sum of the cash consideration (including any cash received in lieu of fractional shares) and the fair market value of the Ocean Rig shares (at the time the merger is completed) received in the merger and (2) such holder’s adjusted tax basis in the OceanFreight shares surrendered in the merger;

•	A U.S. Holder’s adjusted tax basis in the Ocean Rig shares that such holder receives in the merger will equal the fair market value of the Ocean Rig shares at the time the merger is completed; and

•	A U.S. Holder’s holding period for the Ocean Rig shares that such holder receives in the merger should generally begin on the day after the completion of the merger.

Because the merger consideration consists of Ocean Rig shares in addition to cash, a U.S. Holder of OceanFreight shares may need to sell a portion of the Ocean Rig shares received in the merger, or raise cash from other sources, to pay any tax obligations resulting from the merger.

If a U.S. Holder acquired different blocks of OceanFreight stock at different times and at different prices, any gain or loss will be determined separately with respect to each such block of OceanFreight stock surrendered, and the cash and Ocean Rig shares that such holder receives will be allocated pro rata to each such block of OceanFreight stock.

Unless OceanFreight is a passive foreign investment company, or PFIC, any gain or loss that a U.S. Holder recognizes in connection with the merger will generally be capital gain or loss. Please read “Taxation — United States Federal Income Taxation of U.S. Holders — United States Federal Income Tax Treatment of Common Shares — Passive Foreign Investment Company Status and Significant United States Federal Income Tax Consequences” in OceanFreight’s Annual Report on Form 20-F for the year ended December 31, 2010, included as Annex D to this proxy statement / prospectus, for a discussion of OceanFreight’s view that it was not a PFIC during the 2010 taxable year and it does not expect to be a PFIC for any future taxable year. Gain or loss will be long-term capital gain or loss provided that such shareholder’s holding period for such shares is more than 12 months at the effective time of the merger. If an individual shareholder’s holding period for the OceanFreight shares is one year or less at the effective time of the merger, any gain will be subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations under the Code.

For corporations, capital gain is taxed at the same rate as ordinary income, and capital losses in excess of capital gains are not deductible. Corporations, however, generally may carry back and carry forward capital losses for certain periods.

A holder of OceanFreight shares may be subject to “backup withholding” at a rate of 28% with respect to the amount of cash received in the merger, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and Non-U.S. Holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the Internal Revenue Service in a timely manner.

Non-U.S. Holder

Any gain realized on the receipt of Ocean Rig shares and cash in the merger by a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year in which the merger is completed and certain other conditions are met.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax-advice to any particular holder of OceanFreight shares. This summary does not purport to be a complete analysis or discussion of all potential tax consequences relevant to OceanFreight shareholders. Each OceanFreight shareholder is urged to consult with its own tax advisors to determine the U.S. federal income tax consequences to it of the merger, as well as the effects of U.S. state, local and non-U.S. tax laws.

Material Tax Considerations with Respect to the Ownership and Disposition of Ocean Rig Common Stock

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non U.S. Holder, each as defined above, with respect to the ownership and disposition of Ocean Rig common stock to be delivered as part of the merger consideration.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, Ocean Rig’s Marshall Islands counsel, the following are the material Marshall Islands tax consequences of Ocean Rig’s activities to Ocean Rig and Ocean Rig’s shareholders. Ocean Rig is incorporated in the Marshall Islands. Under current Marshall Islands law, Ocean Rig is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Ocean Rig to its shareholders.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, Ocean Rig’s U.S. counsel, the following are the material U.S. federal income tax consequences relevant to the ownership of and disposition by a U.S. Holder of Ocean Rig common stock received as part of the merger consideration. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Distributions

Subject to the discussion of PFICs below, any distributions made by Ocean Rig with respect to its common shares to a U.S. Holder, will generally constitute dividends, to the extent of Ocean Rig’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Ocean Rig’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his Ocean Rig common shares on a dollar-for-dollar basis and thereafter as capital gain. Because Ocean Rig is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from Ocean Rig. Dividends paid with respect to the Ocean Rig common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Until the Ocean Rig common shares are traded on a established securities market in the United States, Ocean Rig does not anticipate that any dividends paid on the Ocean Rig common shares will be treated as “qualified dividend income” which is taxable (through December 31, 2012 under current law) at preferential rates to U.S. Holders who are individuals, trusts or estates.

Sale, Exchange or other Disposition of Ocean Rig Common Shares

Assuming Ocean Rig does not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Ocean Rig common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•	at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. If Ocean Rig is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Ocean Rig does not believe that it is currently a PFIC, although it may have been a PFIC for certain prior taxable years. Based on Ocean Rig’s current operations and future projections, Ocean Rig does not believe that it has been, is, or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year. Although Ocean Rig intends to conduct its affairs in the future in a manner to avoid being classified as a PFIC, Ocean Rig cannot assure you that the nature of its operations will not change in the future.

Special U.S. federal income tax elections have been made or will be made in respect of certain of Ocean Rig’s subsidiaries. The effect of these special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their sole shareholder. Therefore, for purposes of the following discussion, for each subsidiary for which such an election has been made, the shareholder of such subsidiary, and not the subsidiary itself, will be treated as the owner of the subsidiary’s assets and as receiving the subsidiary’s income.

As discussed more fully below, if Ocean Rig were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat Ocean Rig as a “Qualified Electing Fund,” which election Ocean Rig refers to as a “QEF election.” In addition, if Ocean Rig were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder’s Ocean Rig common shares.

A U.S. Holder who owns shares in a PFIC is permitted to make a “mark-to-market” election with respect to such stock if the stock is treated as “marketable stock.” Ocean Rig does not anticipate that its stock will be treated as “marketable stock” for purposes of the PFIC rules and the remainder of this discussion assumes that a U.S. Holder of Ocean Rig common shares will not be able to make a “mark-to-market” election.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of Ocean Rig’s ordinary earnings and net capital gain, if any, for Ocean Rig’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from Ocean Rig by the Electing Holder. The Electing Holder’s adjusted tax basis in his Ocean Rig common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in his Ocean Rig common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of Ocean Rig common shares. A U.S. Holder would make a QEF election with respect to any year that Ocean Rig is a PFIC by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If

Ocean Rig was aware that it was to be treated as a PFIC for any taxable year, Ocean Rig would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that Ocean Rig may not be able to provide such information if it did not become aware of its status as a PFIC in a timely manner.

Taxation of U.S. Holders Not Making a Timely QEF Election

Finally, if Ocean Rig was to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF election for that year, whom Ocean Rig refers to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Ocean Rig common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Ocean Rig common shares) and (2) any gain realized on the sale, exchange or other disposition of the Ocean Rig common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for his Ocean Rig common shares;

•	the amount allocated to the current taxable year and any taxable year before Ocean Rig became a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Ocean Rig common shares. If a Non-Electing Holder who is an individual dies while owning Ocean Rig common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the Internal Revenue Service.

Other Tax Considerations

In addition to the tax consequences discussed above, Ocean Rig may be subject to tax in one or more other jurisdictions where Ocean Rig conducts activities. The amount of any such tax imposed upon Ocean Rig’s operations may be material.

ENFORCEABILITY OF OCEAN RIG CIVIL LIABILITIES

Ocean Rig is a Marshall Islands company and Ocean Rig’s principal administrative offices are located outside the United States in Nicosia, Cyprus. A majority of Ocean Rig’s directors, officers and the experts named in this proxy statement / prospectus reside outside the United States. In addition, a substantial portion of Ocean Rig’s assets and the assets of Ocean Rig’s subsidiaries, directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon Ocean Rig or any of these persons. U.S. investors may also have difficulty enforcing, both in and outside the United States, judgments they may obtain in United States courts against Ocean Rig or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that courts in the countries in which Ocean Rig or its subsidiaries are incorporated or where Ocean Rig’s assets or the assets of its subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against Ocean Rig or its subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against Ocean Rig or its subsidiaries, directors or officers and such experts based on those laws.

LEGAL MATTERS

The validity of the shares of Ocean Rig common stock offered hereby and other matters relating to Marshall Islands and U.S. law will be passed upon for Ocean Rig by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

EXPERTS

The consolidated financial statements of OceanFreight as of December 31, 2010 and 2009 for each of the three years in the period ended December 31, 2010, appearing in OceanFreight’s Form 20-F included as Annex D to this proxy statement / prospectus have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ocean Rig UDW at December 31, 2010 and 2009 and each of the three years in the period ended December 31, 2010, appearing in this proxy statement / prospectus have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ocean Rig ASA at May 14, 2008, and for the period from January 1, 2008 to May 14, 2008, appearing in this proxy statement / prospectus have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The sections in this proxy statement / prospectus entitled “Ocean Rig Summary,” “Risk Factors,” “Ocean Rig Management’s Discussion and Analysis of Ocean Rig’s Financial Condition and Results of Operation” and “Business” have been reviewed by Fearnley Offshore AS and the section entitled “The Offshore Drilling Industry” has been supplied by Fearnley Offshore AS, which has confirmed to Ocean Rig that such sections accurately describe, to the best of its knowledge, the offshore drilling industry.

INFORMATION PROVIDED BY OCEAN RIG

Ocean Rig will furnish holders of Ocean Rig’s common shares with annual reports containing audited financial statements and a report by Ocean Rig’s independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a “foreign private issuer,” Ocean Rig is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While Ocean Rig furnishes proxy statements to shareholders in accordance with the rules of any stock exchange on which Ocean Rig’s common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” Ocean Rig’s officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

OCEAN RIG ASA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheet of Ocean Rig ASA (“the Company”) as of May 14, 2008, and the related consolidated statements of operations, stockholder’s equity and cash flows for the period January 1, 2008 through May 14, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA at May 14, 2008, and the consolidated results of its operations and its cash flows for the period January 1, 2008 through May 14, 2008, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young AS
Ernst & Young AS

Stavanger, Norway
February 3, 2011

OCEAN RIG ASA

Consolidated Balance Sheets
As of May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

May 14,
2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—
Restricted cash (Note 4)	31,110
Trade accounts receivable	40,188
Due from related parties (Note 3)	15
Financial instruments (Note 7)	923
Deferred operating expenses	5,359
Prepayments and advances	18,670
Other current assets	206

Total current assets	96,471

FIXED ASSETS, NET:
Drilling rigs, machinery and equipment, net (Note 5)	1,132,867

Total fixed assets, net	1,132,867

OTHER NON-CURRENT ASSETS:
Other non-current assets	—

Total other non-current assets	—

Total assets	1,229,338

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	490,198
Accounts payable	9,399
Accrued liabilities	27,528
Deferred revenue	6,668
Financial instruments (Note 7)	621
Other current liabilities	4,265

Total current liabilities	538,679

NON-CURRENT LIABILITIES
Long-term debt, net of current portion (Note 6)	281,307
Financial instruments (Note 7)	—
Pension liability (Note 8)	2,470

Total non-current liabilities	283,777

COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDER’S EQUITY:
Common stock, $0.01 par value; 170,374,980 shares authorized at December 31, 2007 and May 14, 2008;170,374,980 shares issued and 162,171,380 outstanding at December 31, 2007 and May 14, 2008, respectively	132,109
Additional paid-in capital	618,131
Treasury stock, 8,203,600 common shares, at par value, at December 31, 2007 and May 14, 2008, respectively	(6,361)
Accumulated other comprehensive income	105,447
(Accumulated deficit)/Retained earnings	(442,444)

Total stockholder’s equity	406,882

Total liabilities and stockholder’s equity	1,229,338

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA

Consolidated Statements of Operations
For the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Period from
January 1, to
May 14, 2008

REVENUES:
Leasing revenues	$60,078
Service revenues	39,094

99,172

EXPENSES:
Drilling rigs operating expenses exclusive of items shown separately below (Note 9)	48,144
Depreciation and amortization (Note 5)	19,367
General and administrative expenses	12,140

Operating income	19,521

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 10)	(41,661)
Interest income	381
Other, net (Note 7)	—

Total expenses, net	(41,280)

LOSS BEFORE INCOME TAXES	(21,759)
Income taxes (Note 13)	(1,637)

NET LOSS	(23,396)

EARNINGS/(LOSS) PER SHARE, BASIC AND DILUTED (Note 12)	$(0.14)
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED	162,171,380

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA

Consolidated of Stockholder’s Equity
For the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

		Common Stock
						Accumulated
				Additional		Other		Total
	Comprehensive		Par	Paid-in	Treasury	Comprehensive	Retained	Stockholder’s
	Loss	# of Shares	Value	Capital	Stock	Income	Earnings	Equity

BALANCE, December 31, 2007		170,374,980	132,109	615,453	(6,361)	107,735	(419,048)	429,888
— Net loss	(23,396)	—	—	—	—	—	(23,396)	(23,396)
— Translation differences	(732)	—	—	—	—	(732)	—	(732)
— Option program	—	—	—	2,678	—		—	2,678
— Increase/(decrease) in defined benefit plan adjustment, net of tax of $0 (Note 13)	(1,257)	—	—	—	—	(1,257)	—	(1,257)
— Interest swap loss , net of tax of $0 (Note 13)	(299)	—	—	—	—	(299)	—	(299)
Comprehensive income	25,684

BALANCE, May 14, 2008		170,374,980	132,109	618,131	(6,361)	105,447	(442,444)	$406,882

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA

Consolidated Statements of Cash Flows
For the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Period from
January 1 -
May 14, 2008

Cash Flows from Operating Activities:
Net loss	(23,396)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,367
Amortization, write off of financing costs and premium paid over withdrawn loans	22,680
Loss on disposal of assets	—
Compensation costs related to share option program	2,678
Difference between pension cost and pension paid	—
Change in fair value of derivatives	(46)
Net unrealized foreign currency exchange gain / loss	—
Changes in operating assets and liabilities:
Trade receivable	(27,413)
Other current assets	3,429
Due from related parties	(15)
Accounts payable	(4,271)
Income taxes paid	546
Other current liabilities	(918)
Other prepaid/ Pension liability	611
Accrued liabilities	(19,228)
Deferred revenue	6,668
Change in restricted cash	(9,781)

Net Cash Provided by/(Used in) Operating Activities	(29,089)

Cash Flows from Investing Activities:
Drilling rigs, equipment and other improvements	(10,463)

Net Cash Used in Investing Activities	(10,463)

Cash Flows from Financing Activities:
Proceeds from long-term credit facility	—
Proceeds from short-term credit facility	193,500
Payments of short-term credit facility	(10,000)
Principal payments and repayments of long-term debt	(167,920)
Repurchase of shares	—
Payment of financing costs	(7,030)

Net Cash (Used in) /Provided by Financing Activities	8,550

Net increase in cash and cash equivalents	(31,002)
Net foreign exchange difference	—
Cash and cash equivalents at beginning of period	31,002

Cash and cash equivalents at end of period	—

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	(22,628)
Income taxes	(546)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA

Notes to Consolidated Financial Statements
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

1.	Basis of Presentation and General Information:

Ocean Rig ASA, a Norwegian registered entity incorporated on September 26, 1996, was a public limited company whose shares were traded on the Oslo Stock Exchange from 1997 until July 21, 2008. On December 20, 2007, Primelead Limited, a wholly-owned subsidiary of DryShips, a company listed on NASDAQ, acquired 30.4% of the issued shares of Ocean Rig ASA. On May 14, 2008, Primelead Ltd. obtained control of Ocean Rig and Ocean Rig ASA became a consolidated subsidiary of DryShips Inc. Effective July 10, 2008, Primelead Ltd. owned 100% of the shares in Ocean Rig ASA. Subsequently, the operations of Ocean Rig ASA have been internally reorganized and in some cases re-domiciled as part of the DryShips Inc. group. As a result, Ocean Rig ASA filed for liquidation in January 2009 and distributed of all significant assets to Primelead Ltd., as a liquidation dividend, including the shares in all its subsidiaries on December 15, 2009. In 2009, it was also resolved to liquidate several other subsidiaries as a part of a restructuring of the DryShips Inc. group.

Ocean Rig ASA has its origins from 1996, when Ocean Rig ASA ordered four hulls. The 5th generation drilling rigs Leiv Eiriksson and Eirik Raude were delivered in 2001 and 2002, while two remaining hulls were sold. Ocean Rig UDW owns and operates two semi-submersible offshore drilling rigs that are among the worlds largest drilling rigs, built for ultra deep-waters and extreme weather conditions.

Basis of consolidation

The consolidated financial statements of Ocean Rig ASA comprise the financial statements of Ocean Rig ASA and its subsidiaries (the “Company” or the “Group”) as of the balance sheet date. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

2.	Significant Accounting policies:

(a) Principles of Consolidation:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of Ocean Rig ASA and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(b) Use of Estimates:

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Current and non-current classification:

Receivables and liabilities are classified as current assets and current liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and non-current liabilities.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

(d) Cash and Cash Equivalents:

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e) Restricted Cash:

Restricted cash may include (i) retention accounts which can only be used to fund the loan installments coming due; (ii) minimum liquidity requirements under the loan facilities; (iii) taxes withheld from employees and deposited in designated bank accounts; and (iv) amounts pledged as collateral for bank guarantees to suppliers.

In terms of the loan agreements, restricted cash includes additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements.

(f) Trade Accounts Receivable:

The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire of drilling rigs and related billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no provisions for doubtful debt at May 14, 2008.

(g) Related parties:

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Related parties also include members of the Company’s or its parent company’s management or owners and their immediate families (Note 4).

(h) Derivatives:

The Company’s derivatives include interest rate swaps and foreign currency forward contracts. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting:

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Certain contracts which meet the criteria for hedge accounting are accounted for as cash flow hedges.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of other comprehensive income in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii) Other Derivatives:

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings under “Gain/(loss) on interest rate swaps” and “Other income/ (expenses)”.

(i) Guidance Fair Value Measurements:

Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by ASU guidance for financial instruments (Note 8).

(j) Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company’s customers are mainly major oil companies. The credit risk has therefore determined by the Company to be low. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customer’s financial condition and generally does not require collateral for its trade accounts receivable.

(k) Capitalized interest:

Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the a asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

(l) Drilling Rigs, Machinery and Equipment, Net:

Drilling rigs are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight-line basis over the useful life of the assets as follows: bare deck 30 years and other asset parts 5 to 15 years.

Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for Drilling rig machinery and equipment over 5-15 years and for IT and office equipment over 5 years.

(m) Leases:

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date and considers whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

a) There is a change in contractual terms, other than a renewal or extension of the arrangement;

b) A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

c) There is a change in the determination of whether fulfillment is dependent on a specified asset; or

d) There is a substantial change of asset.

Where a reassessment is made, lease accounting commences or ceases from the date when the change in circumstances gives rise to the reassessment for scenarios a), c) or d) and the date of renewal or extension period for scenario b).

(n) Impairment of Long-Lived Assets:

The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, when required, the Company reviews its assets for impairment on drilling rig by drilling rig basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

As at May 14, 2008, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in charter rates in the drillship industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s drilling rigs, including future charter rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining useful lives of the drilling rigs.

These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2008.

(o) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt and are recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(p) Pension and retirement benefit obligation:

The Company has five retirement benefit plans for employees, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on projected unit credit method, and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumption may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company’s best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

The funded status or net amount of the projected benefit obligations and pension asset (net pension liability or net pension asset) of each defined of its defined benefit plans, is recorded in the balance sheet under the captions long-term liabilities and non-current assets with an offsetting amount in accumulated other comprehensive income for any amounts of actuary gains of losses or prior service cost that has not been amortized to income.

Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in “General and administrative expenses” (administrative employees) and Rig operating expenses” (rig employees).

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(q) Provisions:

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

(r)	Revenue and Related Expenses:

Revenues:  The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs as directed by our customer or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple-deliverables within its contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. There are two types of drilling contracts: well contracts and term contracts.

Well contracts:  These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

Term contracts:  These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at rates at fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

(s) Class costs:

The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in drilling rigs operating expenses.

(t) Foreign Currency Translation:

The functional currency of the Company is the U.S. Dollar since the Company operates in international shipping and drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

(u) Income Taxes:

Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(v) Stock-based compensation:

Stock-based compensation represents non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period.

(w) Earnings/(loss) per Common Share:

Basic earnings per share (“EPS”) is calculated by dividing net income available to common stockholder’ s by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed using the treasury stock method.

(x) Business segment:

Offshore drilling operations represent the Company’s only segment.

(y) Treasury Stock:

The Company accounts for treasury stock using the par-value method, whereby only the par value of acquired treasury shares is reflected as a separate component of stockholder’s equity.

(z) Recent accounting pronouncements:

In December 2007, new guidance, an amendment of ARB No. 51, established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements. The new guidance related to presentation and disclosure was retroactively applied to the consolidated statements as required.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

3.	Transactions with Related Parties:

As of May 14, 2008, the Company had an account receivable of $15 due from DryShips. The amount was related to certain reimbursable expenses. There were no transactions between the Company and DryShips that had an impact on the statement of operations.

4.	Restricted cash:

Restricted cash includes cash pledged as collateral for bank guarantees to suppliers and to employee tax withholding amounts, as well as minimum cash requirement under the facility at May 14, 2008.

The amounts included in the accompanying consolidated balance sheets are as follows:

May 14, 2008

Balance Sheet
Amount pledged as collateral for bank guarantees to suppliers	$53
Taxes withheld from employees	1,267
Minimum cash requirement	29,790

Total	$31,110

5.	Fixed assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drilling rigs, machinery and equipment, net:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance December 31, 2007	1,388,484	(246,714)	1,141,771
Additions	10,463	—	10,463
Disposals	—	—	—
Depreciation	—	(19,367)	(19,367)

Balance May 14, 2008	$1,398,947	(266,081)	$1,132,867

As of May 14, 2008, all of the Company’s drilling rigs have been pledged as collateral to secure the bank loans (Note 6).

6.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

May 14, 2008

Loan Facilities	$776,000
Less: Deferred financing costs	(4,495)

Total debt	771,505
Less: Current portion	(490,198)

Long-term portion	$281,307

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Loan Facilities

a) 450,000 Credit Facility

On June 13, 2005, the Company entered into a “450,000 Credit Facility” agreement with a bank to refinance outstanding debt and for general corporate purposes.

The facility includes a reducing revolving credit facility of $430,000 and a non-reducing $20,000 guarantee and hedging facility. The reducing revolving credit facility consists of three tranches of $280,000 (tranche A), $100,000 (tranche B) and $50,000 (tranche C). A tranche D of $60,000 was established in February 2007.

The table below shows the current commitment and utilization of the facility as per May 14, 2008.

	Commitment	Utilization

Tranche A	$227,500	$227,500
Tranche B	55,000	55,000
Tranche C	12,500	12,500
Tranche D	60,000	60,000
Tranche E	171,000	171,000

Total Facility	$526,000	$526,000

Uncommitted guarantee and hedging facility	20,000

On April 17, 2008, $171,000 was drawn as short- term debt on the facility (Tranche E) to refinance the 2005 Notes described below.

The facility includes covenants typical for bank loans, including inter-alia restrictions on additional indebtedness, creation of liens, sale of assets, payments of dividends, minimum unrestricted cash and certain financial covenants such as interest cover ratio, gearing ratio, maintaining a positive working capital and minimum value adjusted equity. The Company was in compliance with all financial covenants at May 14, 2008.

The borrower under the loan agreement is Ocean Rig Norway AS. In addition Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the Facility on a joint and several basis. The facility is secured by a first priority mortgage in respect of Leiv Eiriksson and Eirik Raude and related assets.

Interest is payable at the end of each interest period, at least semi-annually in arrears.

Interest on the facility accrues at a rate equal to LIBOR plus a variable margin, which will be calculated quarterly based on the aggregate value of the Company’s contract backlog as of the end of the previous quarter. Interest is payable at the end of each interest period, at least semi-annually in arrears.

b) 1,040,000 Credit Facility

On December 7, 2007, the Company received a $1,020,000 Credit Facility commitment from a Bank. The new facility was planned to refinance outstanding debt and is also for general corporate purposes. The refinancing was executed with a five-year secured credit facility for a final amount of up to $1,040,000 (“1,040,000 Credit Facility”) on September 17, 2008. In September and October 2008, Ocean Rig drew down $1,020, 000 of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown, amounting $776,000.

The new 1,040,000 Credit Facility includes covenants typical for bank loans, including inter alia restrictions on additional indebtedness, creation of liens, sale of assets, payments of dividends, minimum unrestricted cash and

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

certain financial covenants such as interest cover ratio, gearing ratio, maintaining a positive working capital and minimum value adjusted equity.

c) 2005 Notes

At December 31, 2007, the Company had long-term 8.375% fixed rate notes outstanding with a face value of $150 million. The 2005 Notes were issued in June 2005. The 2005 Notes mature in June 2013.

The 2005 Notes, contain covenants typical in bond financing (including inter alia restrictions on additional indebtedness, creation of liens, sale of assets and payments of dividends) and are fully redeemable from July 2, 2009 at redemption price of 104.2%, reducing to 102.1% from July, 2010 and at par from July 1, 2011.

The borrower, under the loan agreement, is Ocean Rig Norway AS. In addition, Ocean Rig ASA and the two subsidiary companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 2005 Notes on a joint and several basis. The “2005 Notes” are secured by a second priority charge in respect of Leiv Eiriksson and Eirik Raude and related assets (subordinated to the loan facility, described above).

On March 18, 2008, the Company launched a tender offer for the notes. On April 17, 2008, the Company repaid the notes, including accrued interests and redemption costs, with $171 million of financing raised under the existing facility.

d) 2006 Notes

The long-term floating rate notes had a face value of $250 million. The 2006 Notes were issued in March 2006. The 2006 Notes matured in April 2011.

Interest on the 2006 Notes accrues at a rate equal to Libor plus a margin. The 2006 Notes contain covenants typical in bond financing (including inter alia restrictions on additional indebtedness, creation of liens, sale of assets and payments of dividends) and are fully redeemable at a redemption price of 101.25% of par value (plus accrued interest) until April 3, 2008, and will thereafter in six months intervals gradually be reduced to 100.25% (plus accrued interest) from October 4, 2009. The bonds mature in April 2011.

The Notes are senior unsecured and callable.

The 2006 Notes contained a provision allowing noteholders to require the repayment of bonds at par value when there is change of control in the Company. Further, there is a mandatory redemption clause requiring the repayment of bonds at 101% of the face value if the shares of Company were delisted from the Oslo Stock Exchange. As a result of the acquisition of Ocean Rig shares by Primelead Ltd., $16,000 of the bonds were repaid at par, during the third quarter of 2008. On July 29, 2008 $234,000 of bonds were redeemed at 101% of face value as a result of the de-listing from the Oslo Stock Exchange. The bonds were repaid by drawing a total of $250,000 from the existing 450,000 credit Facility.

Total interest incurred on long-term debt, including accrued interest, for the period ended May 14, 2008 amounted to $18,360. This amount is included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company’s weighted average interest rate (including the margin) as of May 14, 2008 was 5.12%.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The principal payments to be made after May 14, 2008, for the loans discussed above, are as follows:

2008	$488,500
2009	40,000
2010	40,000
2011	207,500

Total principal payments	776,000
Less: Financing fees	(4,495)

Total debt	$771,505

No interest was capitalized in either period as there were no qualifying assets under construction.

7.	Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of May 14, 2008 are as follows:

	May 14, 2008
		Foreign
		Currency
	Interest	Forward
	Rate Swaps	Contracts	Total

Current assets	—	923	$923
Current liabilities	(621)	—	(621)
Non current liabilities	—	—	—

	(621)	923	302

7.1 Interest rate swaps:

As of May 14, 2008, the Company had outstanding two interest rate swap agreements with nominal amount of $140,000, maturing in August 2008. This agreement was entered into in order to hedge the Company’s exposure to interest rate fluctuations with respect to the Company’s borrowings. This contract is designated for hedge accounting and as such changes in its fair values are included in other comprehensive loss. The fair value of this agreement equates to the amount that would be paid by the Company if the agreements was cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

7.2 Foreign currency forward contracts:

As of May 14, 2008, the Company had outstanding 24 forward contracts, to sell $31,000 for NOK174,910. These agreements are entered into in order to hedge its exposure to foreign currency fluctuations. Such fair value at May 14, 2008 was an asset of $923.

The change in the fair value of such agreements for the period ended May 14, 2008 amounted to a loss of $0 and is reflected under “Other, net” in the accompanying consolidated statement of operations.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		May 14,		May 14,
Derivatives Designated as		2008		2008
Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Interest rate swaps	Financial instruments	—	Financial instruments non current liabilities	$—
			Financial instruments current liabilities	$621

Total derivatives designated as hedging instruments		—		621

Derivatives not Designated as Hedging Instruments

Foreign currency forward contracts	Financial instruments-current assets	923	Financial instruments-current liabilities	—

Total derivatives not designated as hedging instruments		923		—

Total derivatives		923	Total derivatives	$621

The effect of Derivative Instruments on the Statement to Stockholder’s Equity:

Amount of Gain/
(Loss) Recognized
in OCI on Derivative
(Effective Portion)
Year Ended
Derivatives Designated for Cash Flow Hedging Relationships	May 14, 2008

Interest rate swaps	$(299)

Total	$(299)

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated OCI into statement of operations.

Amount of Gain
	Location of	(Loss) for the
	Gain or (Loss)	Year Ended
Derivatives not Designated as Hedging Instruments	Recognized	May 14, 2008

Foreign currency forward contracts	Other, net	$—

Total		$—

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheet. The Company has designated all qualifying interest rate swap contracts as cash flow hedges, with the last qualifying contract expiring in September 2013.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively. All of the Company’s derivative transactions are entered into for risk management purposes.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

		Quoted Prices
		in Active
		Markets for	Significant Other
		Identical	Observable	Unobservable
	May 14,	Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(621)	—	(621)	$—
Foreign currency forward contracts — asset position	923	—	923	—

Total	$302	$—	$302	$—

8.	Pension Liability:

The Company has five retirement benefit plans for employees managed and funded through Norwegian life insurance companies. As of May 14, 2008, the pension plans cover 115 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic benefit cost and a December 31 or period end measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of the Company’s December 31 measurement data, of all benefits attributed by the pension benefit

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

The following table presents this reconsolidation and shows the change in the projected benefit obligation for the periods ended May 14, 2008:

January 1 —
May 14, 2008

Change in pension benefit obligation
Projected benefits earned at beginning of the period	$7,234
Service cost for benefits earned	884
Interest cost	120
Settlement	—
Actuarial losses	547
Plan amendments	190
Benefits paid	(44)
Payroll tax of employer contribution	(77)
Foreign currency exchange rate changes	520

Projected benefit obligation at end of period	$9,374

The following table presents the change in the value of plan assets and the plans’ funded status at May 14, 2008:

January 1 —
May 14, 2008

Change in plan assets
Fair value of plan assets at beginning of the period	$6,376
Expected return on plan assets	140
Actual return on plan assets	(528)
Employer contributions	543
Settlement	(44)
Foreign currency exchange rate changes	417

Fair value of plan assets at end of period	$6,904

January 1 —
May 14, 2008

Unfunded status at end of period	$2,470

The unfunded projected benefit obligation is reflected in “Pension liability” in the accompanying consolidated balance sheets as of May 14, 2008.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Amounts including in accumulated other comprehensive income that have not yet been recognized in net periodic pension cost at May 14, 2008, are listed below:

January 1 —
May 14, 2008

Net actuarial loss	$6,130
Prior service cost	(2,746)

Defined benefit plan adjustment, before tax effect	$3,384

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans was $4,526 at May 14, 2008.

The net pension cost recognized in consolidated statements of income was $1,130 for May 14, 2008.

The following table presents the components of net periodic pension cost:

January 1 —
May 14, 2008

Components of net periodic benefit cost
Expected return on plan assets	$(140)
Service cost	883
Interest cost	120
Amortization of prior service cost	190
Amortization of actuarial loss	77
Settlement	—

Net periodic benefit cost	$1,130

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in Other Comprehensive Income:

January 1 —
May 14, 2008

Net actuarial loss (gain)	$2,679
Prior service cost (credit)	(1,155)
Amortization of actuarial loss (gain)	(77)
Amortization of prior service cost	(190)

Total recognized in net pension cost and other comprehensive income	$1,257

The estimated net loss for pension benefits that will be amortized from accumulated other comprehensive income into the periodic benefit cost for the next fiscal year is $0.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of May 14, 2008, contributions amounting to $543 in total have been made to the pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan’s portfolios. Changes in these and other

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

The Company bases its determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted — average assumptions used to determine net periodic benefit cost:

January 1 —
May 14, 2008

Weighted average assumptions
Expected return on plan assets	5.50%
Discount rate	4.50%
Compensation increases	4.75%

The Company reviews its investments and policies annually. In determining its asset allocation strategy, the Company reviews models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. GAAP standards require disclosures for financial assets and liabilities that are remeasured at fair value at least annually.

The following table set forth the pension assets at fair value as of May 14, 2008:

May 14, 2008

Share and other equity investments	$808
Bonds	3,970
Properties and real estate	1,118
Other	1,008

Total plan net assets at fair value	$6,904

The Company’s pension funds are managed by an independent life-insurance company that invests the Company’s funds according to Norwegian law. The law requires a low-risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds. The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

As of
May 14, 2008

Shares and other equity instruments	12%
Bonds	58%
Properties and real estate	16%
Other	14%

Total	100%

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The US GAAP standards require disclosures for financial assets and liabilities that are remeasured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which is explained below:

Level 1:

Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

Level 2:

Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate, and hedge funds.

Level 3:

Financial instruments valued on the basis of information that is not observable pursuant to by level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market. Storebrand is of the opinion that the valuation method used represents a best estimate of the mutual fund’s market value.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of May 14, 2008:

	Level 1	Level 2	Level 3	Total

Equity securities:
US Equities	384	—	42	426
Non-US Equities	381	—	—	381
Fixed Income:
Government Bonds	2,487	897	—	3,384
Corporate Bonds	587	—	—	587
Alternative Investments:
Hedge funds and limited partnerships	—	159	—	159
Other	123	—	—	123
Cash and cash equivalents	725	—	—	725
Real Estate	—	—	1,119	1,119

Net Plan Net Assets	$4,687	$1,056	$1,161	$6,904

The tables below set forth a summary of changes in the fair value of the pension assets level 3 investment assets for the period ended May 14, 2008:

	Level 3	Total

Balance, beginning of year	863	863
Actual return on plan assets:
Assets sold during the period	—	—
Assets still held at reporting date	231	231
Purchases, sales, issuances and settlements (net)	67	67

Net Plan Net Assets	$1,161	$1,161

The following pension benefits are expected to be paid by the Company during the years ending:

The period from May 14, to December 31, 2008	$0
December 31, 2009	42
December 31, 2010	82
December 31, 2011	76
December 31, 2012	77
December 31, 2013	58
Thereafter	1,065

Total pension payments	$1,400

The Company’s estimated contribution to the pension plans for the period from May, 15 to December, 31 2008 and for the fiscal year 2009 is $3,880.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

9.	Drilling Rig Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

For the Period from
January 1, 2008 to
May, 2008

Crew wages and related costs	$30,723
Insurance	3,989
Deferred rig operating cost	1,215
Repairs and maintenance	12,217

Total	$48,144

10.	Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Year Ended
May 14, 2008

Interest on long-term debt	$18,360
Bank charges	753
Amortization of financing fees	22,548
Other	—

Total	$41,661

11.	Stock-based compensation:

The Company’s Extraordinary General Meeting on March 22, 2006, approved establishment of a new 5-year equity settled stock option program for employees and members of the Board of the Company and its subsidiaries comprising up to 5,000,000 Shares (“The 2006-2011 Stock Option Program”). Of the total number of options granted, one third vested at each anniversary of the initial grant date, assuming the employee had not resigned or otherwise breached the vesting conditions of the option agreement. It was therefore a program with graded vesting where each of the three vesting steps was treated as separate programs. Awarded options must be exercised no later than the fifth anniversary of the grant date.

When DryShips Inc. acquired over 50% of the shares in Ocean Rig ASA on May 14, 2008 a change of control occurred and this had the implication that all options immediately became vested and exercisable.

On June 5, 2008, members of the Board and employees exercised a total of 1,440,000 options in Ocean Rig ASA at a volume weighted average strike price of NOK 40.62.

As a result of this exercise, Ocean Rig sold 1,440,000 Ocean Rig shares at a volume weighted average price of NOK 40.62 per share to members of the Board and employees. Following the exercise of options there were no options outstanding.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

The following table summarizes activity for the Company’s outstanding stock options from December 31, 2006 through May 14, 2008.

	Exercise Price Equal to or Greater than Grant
	Date Share Fair Value
		Weighted
	Number	Average
	of Shares	Exercise Price

Balance at December 31, 2007	4,742,500	45.52
Exercised during 2008	—
Granted	365,000	39.06
Forfeited	(3,667,500)	46.80

Balance at May 14, 2008	1,440,000	40.62

At January 1, 2008, the following options had been granted and were vested:

			Weighted Average
	Granted	Vested	Exercise Price
			(NOK)

Chairman	700,000	233,333	46.25
Members of the Board	700,000	233,333	44.34
Management	2,737,500	1,167,500	46.00
Others	605,000	130,000	43.85

Total	4,742,500	1,764,166	45.52

The estimated fair value is calculated using a Black-Scholes option pricing model and is expensed evenly over the vesting period for the share options and is included in salaries and other personnel expenses. However, when all options became vested on May 14, 2008 the remaining fair value was expensed immediately. Share option expense in 2008 was $2,675 and this was expensed in the period ended May 14, 2008.

12.	Earnings/(loss) per share

Basic earnings per share is calculated by dividing net profit/ (loss) for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would have been issued on the conversion of options into ordinary shares.

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

Weighted
		Weighted		Earnings/	Average	Diluted
	Earnings/(Loss)	Average		(Loss)	Shares	Earnings/
	Applicable to	Shares	Basic Earnings/	Applicable to	Outstanding	(Loss) per
	Common Shares	Outstanding	(Loss) per	Diluted Shares	Diluted	Share
	(Numerator)	(Denominator)	Share Amount	(Numerator)	(Denominator)	Amount

For the year ended May 14, 2008:	(23,396)	162,171,380	(0.14)	(23,396)	162,171,380	(0.14)

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

13.	Income Taxes:

Ocean Rig, the holding company of the drilling segment and some of its subsidiaries are incorporated and domiciled in Norway, and as such, are in general subject to Norwegian income tax of 28%. Participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years have constituted at least 10% of the capital and votes in the entity in question. The Norwegian entities are subject to the Norwegian participation exemption model which implies that only 3% of dividend income and capital gains that are received by Norwegian companies are subject to tax. In effect this gives an effective tax of total income under the participation exemption for Norwegian companies of 0.84% (3% * 28%).

Ocean Rig ASA operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig ASA operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

A summary of income/(loss) before tax, annual tax expense, the tax effects of temporary and permanent differences and the calculation of deferred tax are presented below.

Allocation of income/(loss) before tax are as follows:

Period from
January 1 to
May 14, 2008

Norway	$(17,146)
UK	(63)
Canada	(112)
USA	(4,438)

Total	$(21,759)

The tables below shows for each entity’s total income tax expense and provision/(benefit) for income taxes for the period:

Period from
January 1 to
May 14, 2008

Norway (28%)	$5
UK (28%)	772
Canada (10% — 19%)	—
USA (15% — 35%)	860

Current tax expense	$1, 637
Deferred tax expense	—

Taxes	$1,637

Effective tax rate	(7.5)%

Taxes have not been calculated on OCI items as valuation allowances would result in no recognition of deferred tax.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Reconciliation of total tax cost:

Period from
January 1 to
May 14, 2008

Tax rate of 28% (Norwegian tax rate) multiplied by profit/(loss) before tax	$(6,093)
Change in valuation allowance	25,082
Differences in tax rates	5,766
Effect of permanent differences	18,162
Changes in assessment of tax loss carry forward and other differences	(41,286)
Withholding tax	6

Total	$1,637

Following the completion of the Eirik Raude operations in Canada 2002 — 2004, the Canada Revenue Agency (CRA) has suggested changing the Canadian 2002 — 2005 tax returns for Ocean Rig 2 AS. This may reduce the tax loss carry forward in Canada. However, it will not impact the tax loss carry forward in Norway. There is no indication that there will be any tax payable to Canada resulting from such changes.

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

Period from
January 1 to
Temporary Differences — Tax Effects	May 14, 2008

Deferred tax assets
Accrued expenses	$374
Tax loss carry forwards	296,930

Total deferred tax assets	297,304

Deferred tax liabilities
Accelerated depreciation of assets for tax purposes	(198,134)
Pension assets	764

Total deferred tax liabilities	(197,370)

Net deferred tax asset	99,934

Valuation allowance	(99,934)

Net deferred tax assets	—

Short-term deferred tax assets	374
Short-term portion of valuation allowance	(374)
Long-term net deferred tax assets	99,560
Long-term portion of valuation allowance	(99,560)

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

Based on the Company’s historical taxable losses and the lack of certainty regarding the size of future taxable profits, the realization of the deferred tax assets is uncertain. Accordingly, no deferred tax asset has been included in the balance sheet as a valuation allowance has been recorded as of May 14, 2008.

Deferred taxes have not been provided for in circumstances where the Company does not expect the operations in a jurisdiction to give rise to future tax consequences, due to the structure of operations and applicable law. Should its expectations change regarding the expected future tax consequences, the Company may be required to record additional deferred taxes that could have a material adverse effect on its consolidated statement of financial position, results of operations or cash flows.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization.

The Company has tax losses, which arose in Norway of $1,023,253 at May 14, 2008, that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. All of these amounts are related to Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS.

The Company had tax losses, which arose in Canada of $28,846 at May 14, 2008, that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of disposition derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. Thus the possibility for utilization of this tax position is in practice expired for the period after the change of control in Ocean Rig on May 14, 2008.

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables.

The Company accrues for income tax contingencies that it believes are more likely than not exposures in accordance with the provisions of guidance related to accounting for uncertainty in income taxes.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the period ended May 14, 2008, the Company did not incur any interest or penalties.

Ocean Rig ASA, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world.

14.	Segment information:

The Company has one operating segment which is offshore drilling operations and this is consistent with management reporting and decision making.

For the period ended May 14, 2008, all of the consolidated revenues related to the operations of the Company’s two drilling rigs.

14.1	Products and services

The Leiv Eiriksson commenced drilling in January 2008 in the North Sea under the Shell contract. The Shell contract was accounted for as Term Contract as described in Note 2 (r). Revenues derived from the contract are

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

partly accounted for as a lease, where the lease of the “applicable” rig is recognized to the statement of operation as Leasing revenue on a straight line basis over the lease period, while the drilling services element is recognized in the period when drilling services are rendered as Service revenue.

Eirik Raude operated in the US Gulf of Mexico under a contract with Exxon Mobil from 2007 until October 9, 2008, when it commenced a three-year contract with Tullow Oil to drill offshore Ghana. Both, the ExxonMobil and the Tullow contracts qualify as Term Contracts, as described in Note 2 (r). Accounting for the contract follows the same principles as described for the Shell contract as outlined above.

As of May 15, 2008, the estimated future minimum lease payment is $926,000 based upon an estimated 95% earnings efficiency and the contract expires in 2011. The estimated minimum lease payment is distributed over 2008, 2009, 2010 and 2011 with $232,000, $341,000, $224,000 and $129,000 respectively.

14.2	Geographic segment information for offshore drilling operations

The revenue shown in the table below is revenue per country based upon the location that the drilling takes place related to the Offshore Drilling Operation segment:

Period from
January 1 to
May 14, 2008

USA	50,922
Norway	5,636
UK	39,897
Ireland	2,616
Canada	0
Angola	101
Other	—

Total	99,172

The drilling rigs Leiv Eiriksson and Eirik Raude constitute the Company’s long lived assets. As of May 14, 2008, the rigs were owned by Norwegian entities.

14.3	Information about Major customers:

The Company’s customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies.

Drilling contracts individually accounted for more than 10% of the Company’s drilling rig revenues during the period ended May 14, 2008 were as follows:

Period Ended
May 14, 2008

Customer A	49%
Customer B	—
Customer C	51%

The loss of any of these significant customers could have a material adverse effect on the Company’s results of operations if they were not replaced by other customers.

OCEAN RIG ASA

Notes to Consolidated Financial Statements — (Continued)
As of and for the period ended May 14, 2008
(Expressed in thousands of U.S. Dollars — except for share and per share data)

15.	Commitments and contingencies

15.1	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss-of-hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days’ off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of the Company’s normal course of operations, its customers may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due. Except for the matters discussed below, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

In the period ended May 14, 2008, the Company recognized a provision of $3,100 for a claim that was subsequently settled in July, from an investment bank in relation to DryShips’ acquisition of Ocean Rig. Maximum exposure related to the claim was $24,000. On July 21, 2009 Ocean Rig ASA made a settlement with the investment bank equivalent to the provision.

15.2	Rental payments

Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of May 14, 2008, the future obligations amount to $900 for 2008, $1,500 for 2009, $1,400 for 2010, $1,200 for 2011 and $700 for 2012.

OCEAN RIG UDW INC.

OCEAN RIG UDW INC.

Consolidated Balance Sheets
As of December 31, 2010 and June 30, 2011 (Unaudited)
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	December 31,	June 30,
	2010	2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$191,744
Restricted cash	512,793	95,183
Trade accounts receivable, net	24,286	73,202
Financial instruments (Note 8)	1,538	1,092
Other current assets	37,682	82,774

Total current assets	672,006	443,995

FIXED ASSETS, NET:
Rigs under construction (Note 5)	1,888,490	1,704,350
Drilling rigs, machinery and equipment, net (Note 6)	1,249,333	2,940,888

Total fixed assets, net	3,137,823	4,645,238

OTHER NON CURRENT ASSETS:
Restricted cash	50,000	125,009
Intangible assets, net	10,506	9,784
Above market acquired time charter	1,170	468
Other non-current assets	472,193	95,534

Total non current assets, net	533,869	230,795

Total assets	$4,343,698	$5,320,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$560,561	$231,218
Accounts payable and other current liabilities	9,018	36,676
Accrued liabilities	45,631	76,059
Deferred revenue	40,205	85,194
Financial instruments (Note 8)	12,503	5,443

Total current liabilities	667,918	434,591

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 7)	696,986	1,891,319
Financial instruments (Note 8)	96,901	87,953
Other non-current liabilities	811	1,175

Total non current liabilities	794,698	1,980,447

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized, 0 issued and outstanding at December 31, 2010 and June 30, 2011	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 131,696,928 issued and outstanding at December 31, 2010 and June 30, 2011	1,317	1,317
Accumulated other comprehensive loss	(60,722)	(57,103)
Additional paid in capital	3,457,444	3,467,301
Retained earnings	(516,957)	(506,525)

Total stockholders’ equity	2,881,082	2,904,990

Total liabilities and stockholders’ equity	$4,343,698	$5,320,028

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.

Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	Six Months Ended June 30,
	2010	2011

REVENUES:
Leasing revenues	$70,731	$71,357
Service revenues and amortization	118,497	164,598

Total revenues	189,228	235,955

EXPENSES:
Drilling rigs operating expenses	59,508	104,137
Depreciation and amortization	37,966	64,908
Loss on disposals	430	87
General and administrative expenses	10,075	15,730

Operating profit	81,249	51,093

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 9)	(5,738)	(22,214)
Interest income	5,825	10,394
Loss on interest rate swaps (Note 8)	(34,501)	(18,616)
Other, net (Note 8)	(3,752)	(446)

Total expenses net	(38,166)	(30,882)

INCOME BEFORE INCOME TAXES	43,083	20,211

Income taxes (Note 10)	(11,938)	(9,778)

NET INCOME	$31,145	$10,433

EARNINGS PER SHARE, BASIC AND DILUTED	$0.30	$0.08

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED (Note 3)	103,125,500	131,696,928

Total Comprehensive Income (Note 12)	9,601	14,052

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	Six Months Ended 30 June
	2010	2011

Net Cash Provided by Operating Activities	99,055	93,915

Cash Flows from Investing Activities:
Advances for rigs under construction	(483,312)	(1,187,747)
Drilling rigs, equipment and other improvements	(3,671)	(10,009)
Decrease/(Increase) in restricted cash	(34,178)	346,919

Net Cash used in Investing Activities	(521,161)	(850,837)

Cash Flows from Financing Activities:
Capital contribution by stockholders	402,361	—
Proceeds from credit facilities	1,251	1,713,456
Payments of credit facilities	(61,119)	(829,170)
Payment of financing costs	(783)	(31,327)

Net Cash provided by Financing Activities	341,710	852,959

Net (decrease)/increase in cash and cash equivalents	(80,396)	96,037
Cash and cash equivalents at beginning of period	234,195	95,707

Cash and cash equivalents at end of period	153,799	191,744

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. and its subsidiaries (collectively, the “Company,” “Ocean Rig UDW” or “Group”). Ocean Rig UDW was formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Consolidated Financial Statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

2.	Significant Accounting policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements for the year ended December 31, 2010. There have been no material changes to these policies in the six-month period ended June 30, 2011.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This ASU is required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, which for the Company means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company’s financial position or results of operations.

3.	Shareholders’ equity

There is one class of common shares, and each common share is entitled to one vote at the General Meeting.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Prior to December 8, 2010, the Company’s authorized capital stock consisted of 500 common shares, par value $20.00 per shares. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock now consists of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010 the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. The proceeds from the private placement net of directly attributable costs of $11,699 were $488,301. The stock dividend has been accounted for as a stock split. As a result, the Company reclassified approximately $1,021 from APIC to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

On April 15, 2011 the Company’s Special Meeting of Shareholders approved an increase in the Company’s authorized share capital to 1,000,000,000 common shares, and 500,000,000 preferred shares.

4.	Transactions with Related Parties:

Drillship Management Agreements with Cardiff:  Effective December 21, 2010, the Company terminated its management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company paid Cardiff a management fee of $40 per month per drillship for Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced with the Global Services Agreement discussed below. For the six-month periods ended June 30, 2011 and 2010 the Company paid $5,774 and $2,586 respectively, as fees related to the Management Agreement. All incurred costs from management service agreements are directly attributable cost to the construction and are capitalized as a component of “Rigs under construction”.

Global Services Agreement:  On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company’s drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company’s drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the six-month period ended June 30, 2011 the Company incurred cost of $5,694 as fees related to the Global Services Agreement of which $800 regarding employment arrangements and $4,894 regarding sale and purchase activities. The Company does not pay for services provided in accordance with this agreement since equal equity contribution are made by its parent company. Costs from the Global Services Agreement are charged to consolidated statement of operations or capitalized as a component of “Rigs under construction,” being directly attributable cost to the construction, as applicable, and as a shareholders contribution to capital.

Vivid Finance Limited:  Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited (“Vivid”), a related party entity incorporated in Cyprus, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date.

In the period from January 1, 2011 to June 30, 2011, total charges from Vivid Finance were $4,240 and charged to statement of operations and as a shareholders contribution to capital.

Legal services

Mr. Savvas D. Georghiades, a member of the Company’s board of directors, provides legal services to the Company through his law firm, Savvas D. Georghiades, Law Office. In the period January 1 to June 30, 2010 and January 1 to June 30, 2011, the Company and the subsidiary Primelead Limited paid a fee of Euro 33,149 and Euro 47,390 respectively for the legal services provided by Mr. Georghiades.

Related party transactions on the balance sheet

Dryships, makes a number of payments towards yard installments, loan installments, loan interest and interest rate swap payments on behalf of Ocean Rig UDW. The amount payable/receivable to/from Dryships Inc. included in the accompanying consolidated balance sheets as of June 30, 2011 and December 31, 2010 amounted to $0. As of December 31, 2010 and June 30, 2011, $0 and $0 were outstanding to Cardiff respectively.

5.	Advances for Rigs under Construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2010.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	June 30,
	2010	2011

Balance at beginning of year/period	$1,178,392	$1,888,490
Advances for drillships under construction and related costs	710,098	1,561,475
Drillships delivered	—	(1,745,615)

Balance at end of year/period	$1,888,490	$1,704,350

On January 3, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Corcovado, and the final yard installment of $289,000 was paid.

On March 30, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Olympia, and the final yard installment of $288,400 was paid.

On April 18, 2011, April, 27 and June 23, 2011, pursuant to the drillship master agreement (Note 7), the Company exercised three of its four newbuilding drillship options under its contract with Samsung Heavy Industries Co., Ltd. (“Samsung”), dated November 22, 2010 and entered into shipbuilding contracts for three seventh generation ultra-deepwater drillships namely NB#1, NB#2 and NB#3, for a total yard cost of $608,000, per

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

drillship. The Company paid $622,413 to the shipyard in connection with the exercise of these options. Delivery of these hulls is scheduled for July 2013, September 2013 and November 2013, respectively.

On May 16, 2011, the Company entered into an addendum to its option contract with Samsung, pursuant to which the Company was granted the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos and the seventh generation ultra-deepwater drillships described above, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining option under the original contract may be exercised at any time on or prior to January 31, 2012.

During the six-month period ended June 30, 2011, the Company also paid an amount of $156,061 to the yard for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos.

6.	Drilling Rigs, machinery and equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance, December 31, 2010	$1,440,118	(190,785)	$1,249,333
Additions/Transfer in from rigs under construction	1,755,634	—	1,755,634
Depreciation	—	(63,910)	(63,910)
Disposals	(169)		(169)

Balance, June 30, 2011	$3,195,583	(254,695)	$2,940,888

As of June 30, 2011, all of the Company’s drilling rigs and drillships under construction have been pledged as collateral to secure the bank loans (Note 7).

7.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,	June 30,
	2010	2011

Loan Facilities	$1,285,357	$1,669,643
Senior Notes	—	500,000
Less: Deferred financing costs	(27,810)	(47,106)

Total debt	1,257,547	2,122,537
Less: Current portion	$560,561	$231,218

Long-term portion	$696,986	$1,891,319

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The principal payments, excluding deferred financing costs, to be made during each of the twelve-month periods subsequent to June 30, 2011 for the loan payments as classified in the balance sheet, are as follows:

June 30, 2012	$231,219
June 30, 2013	246,667
June 30, 2014	543,437
June 30, 2015	114,988
June 30, 2013	1,033,332

Total principal payments	2,169,643
Less: Financing fees	(47,106)

Total debt	$2,122,537

Senior Notes

On April 27, 2011, the Company issued $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the “Senior Notes”) offered in a private placement resulting in net proceeds of approximately $487.5 million.

The total interest expense related to the Senior Notes in the Company’s unaudited interim condensed consolidated statement of operations for the six-month periods ended June 30, 2011 was $8,313. The contractual semi-annual coupon interest rate is 9.5% per year.

Credit facilities

Please refer to Note 10 to the Company’s Consolidated Financial Statements for the year ended December 31, 2010 for a discussion of the Company’s various credit facilities and material loan covenants contained therein.

As of June 30, 2011, the Company had two open credit facilities, which are reduced in quarterly and semi-annual installments or bullets. The aggregate available unused amounts under these facilities, provided completion of definitive documentation of the amended loan agreement for the Ocean Rig Mykonos, as of June 30, 2011 were $717.4 million. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the line of credit. Interest is payable at a rate based on LIBOR plus a margin. The Company signed definitive documentation to amend this facility on August 10, 2011.

On December 21, 2010, Drillship Hydra Owners Inc. entered into a $325.0 million short-term loan facility with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship. This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. The Company drew down the full amount of this loan on January 5, 2011 and repaid the full amount of this loan on April 20, 2011 with borrowings under the $800.0 million senior secured term loan agreement discussed below.

On April 18, 2011, the Company entered into an $800 million syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment. The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid the outstanding of balance its existing $325 million Bridge Loan Facility.

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

On April 27, 2011, the Company entered into an amended agreement with all lenders under the Two $562,000 Loan Agreements to restructure the original agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, the Company provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released; and (iv) the Company will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it has obtained suitable employment for such drillship no later than August 2011 at specified minimum dayrates and for specified minimum terms,with charterers that are satisfactory to such lenders. These minimum dayrates are above current dayrates available in the market and the rates the Company received in certain of the Company’s latest contract awards. In the event the Company is unable to secure suitable employment for the Ocean Rig Mykonos by that date, the Company would be required to repay all outstanding amounts under the agreement with cash collateral held with the lenders. The Company’s lenders have agreed to amend the terms of the credit facility based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. The Company signed definitive documentation to amend this facility on August 10, 2011.

Total interest and debt issuance amortization cost incurred on long-term debt for the six-month periods ended June 30, 2010 and 2011, amounted to $18,653 and $44,997, respectively, of which $17,234 and $30,939 respectively, were capitalized as part of the cost of the “Drill Rigs under construction”. Total interest incurred on long-term debt, net of capitalized interest, is included in “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statement of operations (Note 9).

The weighted-average interest rates on the above outstanding loans and credit facilities for the applicable periods were 4.73% for the six-month period ended June 30, 2011 and 4.50% for the year ended December 31, 2010.

The outstanding loans above, except for the senior notes discussed in section below, are secured by a first priority mortgage over the drillships/drill rigs or assignment of shipbuilding contracts, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business, and maintaining an established place of business in the United States or the United Kingdom. The loans also contain certain financial covenants relating to the Company’s financial position and the consolidated financial position of DryShips Inc., operating performance and liquidity. A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, this would result in a cross-default on the Company’s facilities. As per December 31, 2010 and June 30, 2011 there was no default situation in DryShips and therefore no cross-default for the Company’s loans.

The $500.0 million 9.5% senior unsecured notes due 2016 are unsecured obligations and rank senior in right of payment to any of the Company’s future subordinated indebtedness and equally in right of payment to all of the Company’s existing and future unsecured senior indebtedness. The notes will not be guaranteed by any of the Company’s subsidiaries. The Company may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of the Company’s shares

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. Subject to a number of limitations and exceptions, the bond agreement governing the notes contains covenants limiting, among other things, the Company’s ability to: (i) create liens; or (ii) merge, or consolidate or transfer, sell or lease all or substantially all of the Company’s assets. Furthermore, the bond agreement contains financial covenants requiring the Company, among other things, to ensure that the Company maintains: (i) a consolidated equity ratio of minimum 35%; (ii) free cash of minimum $50 million; (iii) current ratio of minimum 1-to-1; and (iv) an interest coverage ratio of 2.5x calculated on a 12 month rolling basis. As per June 30, 2011, the Company was in compliance with the bond agreement financial covenants.

8.	Financial Instruments and Fair Value Measurements:

As of June 30, 2011, the Company had outstanding seven interest rate swap (IRS), cap and floor agreements, with a notional amount of $1.0 billion. All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2010 and June 30, 2011, are as follows:

	December 31, 2010			June 30, 2011
		Foreign			Foreign
		Currency			Currency
	Interest	Forward		Interest	Forward
	Rate Swaps	Contracts	Total	Rate Swaps	Contracts	Total

Current Assets	$—	1,538	$1,538	$—	1,092	$1,092
Current liabilities	(12,503)	—	(12,503)	(5,443)	—	(5,443)
Non-current liabilities	(96,901)	—	(96,901)	(87,953)	—	(87,953)

Total	$(109,404)	1,538	$(107,866)	$(93,396)	1,092	$(92,304)

		Asset Derivatives			Liability Derivatives
		December 31,	June 30,		December 31,	June 30,
Derivatives Designated as		2010	2011		2010	2011
Hedging Instruments	Balance Sheet Location	Fair value	Fair value	Balance Sheet Location	Fair Value	Fair Value

Interest rate swaps	Financial instruments	$—	$—	Financial instruments non-current liabilities	$(36,523)	$—

Total derivatives designated as hedging instruments		—	—		(36,523)	—

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

		Asset Derivatives			Liability Derivatives
		December 31,	June 30,		December 31,	June 30,
Derivatives Designated as		2010	2011		2010	2011
Hedging Instruments	Balance Sheet Location	Fair value	Fair value	Balance Sheet Location	Fair Value	Fair Value

Derivatives not Designated as Hedging Instruments
Interest rate swaps	Financial Instruments current assets	—	—	Financial Instruments current liabilities	(12,503)	(5,443)
Interest rate swaps	Financial Instruments non-current assets	—	—	Financial Instruments non-current liabilities	(60,378)	(87,953)
Foreign currency forward contracts	Financial instruments current assets	1,538	1,092	Financial instruments current liabilities	—	—
Total derivatives not designated as hedging instruments		1,538	1,092		(72,881)	(93,396)

Total derivatives		$1,538	$1,092	Total derivatives	$(109,404)	$(93,396)

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statements of operations:

	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)
	Six-Month Period	Six-Month Period
Derivatives Designated for Cash Flow Hedging Relationships	Ended June 30, 2010	Ended June 30, 2011

Interest rate swaps — unrealized gains/(losses)	$(9,707)	$—

Total	$(9,707)	$—

No portion of the cash flow hedges shown above was ineffective during 2010. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

During the six-month periods ended June 30, 2010 and 2011, $0 and $3,479, respectively, of existing losses were transferred from Other Comprehensive Income (OCI) to the statement of operations. The estimated net amount of existing losses at June 30, 2011 that will be reclassified to earnings within the next twelve months is $14,061.

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statement of operations:

	Location of	Amount of Gain/(Loss)
Derivatives not Designated as	Gain or (Loss)	Six-Month Period	Six-Month Period
Hedging Instruments	Recognized	Ended June 30, 2010	Ended June 30, 2011

Foreign currency forward contracts	Other, net	$(3,318)	$(446)
Interest rate swaps	Gain/(Loss) on interest rate swaps	(34,501)	(18,616)

Total		$(37,819)	(19,062)

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

ASC 815, ‘Derivatives and Hedging’ requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market- based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

		Quoted Prices
		in Active
		Markets for	Significant Other
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(93,396)	—	(93,396)	—
Foreign currency forward contracts-position	1,092	1,092	—	—

Total	$(92,304)	1,092	(93,396)	—

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

9.	Interest and Finance costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six-Month Period
	Ended June 30,
	2010	2011

Interest on long-term debt, incl amortization financing fee(*)	$18,653	$44,997
Amortization unrealized OCI hedge reserve	—	3,272
Capitalized interest	(17,236)	(30,939)
Long-term debt commitment fees and Bank charges	4,321	4,884

Total	$5,738	$22,214

(*)	In addition, realized losses on certain IRS associated with capitalized interest on drillships under construction were stored in OCI waiting to be reclassified into earnings together with the depreciation of the vessels. The amounts recorded were $0 and $11,178 for the six month periods ended June 30, 2011 and 2010, respectively.

10.	Income Tax

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates or no system of corporate taxation, as well differing deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

11.	Commitments and Contingencies

11.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days’ off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of the Company’s normal course of operations, the Company’s customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches an agreement with the customer on the amounts due. Except for the matter discussed below, the Company is not a party to any

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to the Company’s business.

Ocean Rig’s Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig understands that the Angolan government has retroactively levied import/export duties for two importation events in the period 2002 to 2007. As Ocean Rig has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount is estimated to be between $5.0 and $10.0 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

11.2 Contractual revenue

Future minimum contractual revenue, based on vessels and rigs committed to long-term contracts as of June 30, 2011, amount to $396.9 million during 2011, $720.1 million during 2012, and $387.1 million during 2013.

11.3 Purchase obligations

As of June 30, 2011, the future obligations in relation to the drillships under construction amounted to $673.3 million for the next 12 months thereafter. As of August 19, 2011, the Company made an aggregate of $726.7 million of construction and construction-related payments for the Company’s seventh generation drillships and have remaining total construction and construction-related payments of approximately $1,186.9 million in the aggregate.

11.4 Rental payments

Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term which must be exercised at least six months prior to the end of the term of the initial contract which expires in June 2012. As of June 30, 2011, the future obligations amount to $0.5 million for 2011 and $0.4 million for 2012.

12.	Total Comprehensive Income:

The Total Comprehensive Income is analyzed as follows:

	Six-Month Period Ended June 30,
	2010	2011

Net Income	$31,145	$10,433
Cash flow hedge	(20,886)	3,479
Increase / (Decrease) in defined benefit plan adjustments	(659)	140

Total Comprehensive Income	$9,601	$14,052

13.	Subsequent Events:

13.1 On July 20, 2011 the Company signed the Ocean Rig Corcovado and the Ocean Rig Mykonos drilling contract offshore Brazil with Petróleo Brasileiro S.A (“Petrobras”). The term of each contract is 1095 days, with a total combined value of $1.1 billion.

13.2 On July 28, 2011 the Company took delivery of its newbuilding drillship, the “Ocean Rig Poseidon”, the third to be delivered of the four sister drillships being constructed by Samsung. In connection with the delivery of the “Ocean Rig Poseidon”, the final yard installment of $309.3 million was paid, which was financed with

OCEAN RIG UDW INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
June 30, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

additional drawdowns in July under the Company’s credit facility for the construction of the “Ocean Rig Poseidon”, totaling $308.2 million.

13.3 On August 4, 2011, the board of directors of DryShips announced that it approved the partial spin-off, or the Spin Off, of its interest in Ocean Rig, of which it owned, as of such date, approximately 78% of the issued and outstanding common stock. DryShips will distribute approximately 2,967,359 shares of common stock of Ocean Rig to existing shareholders, which will reduce DryShips’ ownership interest in Ocean Rig by approximately 2%. The number of shares of common stock of Ocean Rig to be distributed for each share of common stock of DryShips will be determined by dividing 2,967,359 by the aggregate number of issued and outstanding shares of common stock of DryShips on September 21, 2011, the record date for the distribution. As of August 4, 2011, DryShips had outstanding 399,151,783 common shares, which would have resulted in the distribution of 0.007434 shares of common stock of Ocean Rig for every one share of common stock of DryShips. Ocean Rig has been advised that DryShips intends to conduct the Spin Off in order to satisfy the initial listing criteria of the NASDAQ Global Select Market, which require that Ocean Rig have a minimum number of round lot shareholders (shareholders who own 100 or more shares), and thereby increase the liquidity of its shares of common stock. Ocean Rig believes that listing its shares of common stock on the NASDAQ Global Select Market and thereby increasing the liquidity of its shares of common stock will benefit its shareholders by improving the ability of its shareholders to monetize their investment by selling its common shares, reduce volatility in the market price of its common shares, enhance its ability to access the capital markets and increase the likelihood of attracting coverage by research analysts which, in turn, would provide additional information to shareholders upon which to base an investment decision. The Spin Off will not require any action on the part of DryShips’ shareholders. In connection with the Spin Off, Ocean Rig have applied to have its common shares listed for trading on the NASDAQ Global Select Market; however Ocean Rig cannot assure you that the Spin Off will be completed or that its common shares will be approved for listing on the NASDAQ Global Select Market.

13.4 On August 10, 2011, the Company amended the terms of its $495.0 million credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

13.5 On August 26, 2011, the Company commenced an offer to exchange up to 28,571,428 new common shares that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equivalent number of common shares of Ocean Rig UDW, previously sold in a private offering made in December 2010 to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act, pursuant to a registration statement on Form F-4 (File No. 333-175940) of Ocean Rig UDW filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 1, 2011, as amended by Amendment No. 1 to Form F-4 and Post-Effective Amendment No. 1 to Form F-4 filed with the Commission on August 17, 2011 and August 30, 2011, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the financial statements as of and for the year ended December 31, 2009 have been restated to correct errors in the application of ASC 835-20, Capitalization of Interest and ASC 815-30, Cash Flow Hedges.

/s/  Ernst & Young AS
Ernst & Young AS

Stavanger, Norway
April 29, 2011

OCEAN RIG UDW INC.

Consolidated Balance Sheets
 As of December 31, 2009 and 2010
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	December 31, 2009	December 31, 2010
	(As restated)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$234,195	$95,707
Restricted cash (Note 6)	220,690	512,793
Trade accounts receivable, net	65,486	24,286
Due from related parties (Note 4)	4,934	—
Financial instruments (Note 11)	434	1,538
Other current assets	32,819	37,682

Total current assets	558,558	672,006

FIXED ASSETS, NET:
Rigs under construction (Note 7)	1,178,392	1,888,490
Drilling rigs, machinery and equipment, net (Note 8)	1,317,607	1,249,333

Total fixed assets, net	2,495,999	3,137,823

OTHER NON CURRENT ASSETS:
Restricted cash (Note 6)	—	50,000
Intangible assets, net (Note 9)	11,948	10,506
Above market acquired time charter (Note 9)	2,392	1,170
Pensions (Note 12)	388	—
Other non-current assets (Note 13)	40,700	472,193

Total non current assets, net	55,428	533,869

Total assets	$3,109,985	$4,343,698

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$537,668	$560,561
Accounts payable	13,591	6,189
Due to related parties (Note 4)	48,110	—
Accrued liabilities	34,235	45,631
Deferred revenue	38,400	40,205
Financial instruments (Note 11)	5,467	12,503
Other current liabilities	4,816	2,829

Total current liabilities	682,287	667,918

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 10)	662,362	696,986
Financial instruments (Note 11)	64,219	96,901
Deferred tax liability (Note 20)	—	209
Pensions (Note 12)	—	602

Total non current liabilities	726,581	794,698

COMMITMENTS AND CONTINGENCIES (Note 22)	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0,01 par value; 250,000,000 shares authorized, 131,696,928 issued and outstanding at December 31, 2010 (Note 14)	10	1,317
Additional paid in capital	2,386,953	3,457,444
Accumulated other comprehensiveloss	(34,128)	(60,722)
Retained earnings	(651,718)	(516,957)

Total stockholders’ equity	1,701,117	2,881,082

Total liabilities and stockholders’ equity	$3,109,985	$4,343,698

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.

Consolidated Statements of Operations
 For the periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars — except for share and per share data)

	Year Ended
	2008	2009	2010
		(As restated)

REVENUES:
Leasing revenues	$116,859	$223,774	$141,211
Service revenue	85,251	149,751	261,951
Other revenues	16,553	14,597	2,550

Total Revenues	218,663	388,122	405,712

EXPENSES:
Drilling rigs operating expenses (Note 16)	86,229	133,256	119,369
Depreciation and amortization (Note 8 and 9)	45,432	75,348	75,092
Gain/(loss) of sale assets	—	—	(1,458)
Goodwill Impairment (Note 17)	761,729	—	—
General and administrative expenses	14,462	17,955	19,443

Operating income/(loss)	(689,189)	161,563	190,350

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 18)	(71,692)	(46,120)	(8,418)
Interest income (Note 19)	3,033	6,259	12,464
Gain/(loss) on interest rate swaps (Note 11)	—	4,826	(40,303)
Other, net (Note 11)	(2,300)	2,023	1,104

Total expenses/ income, net	(70,959)	(33,012)	(35,153)

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	(760,148)	128,551	155,197
Income taxes (Note 20)	(2,844)	(12,797)	(20,436)
Equity in loss of investee (Note 5.1)	(1,055)	—

NET INCOME/(LOSS)	(764,047)	115,754	134,761
Less: Net income attributable to non controlling interest	(1,800)	—	—

NET INCOME/(LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$(765,847)	$115,754	$134,761

Earnings/(loss) per common share attributable to Ocean Rig UDW inc., basic and diluted (Note 15)	(7.43)	1.12	1.30
Weighted average number of common shares, basic and diluted	103,125,500	103,125,500	103,908,279

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG UDW INC.

Consolidated Statements of Stockholders’ Equity
 For the periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars — except for share and per share data)

								Accumulated
				Additional	Cash	Actuarial		Other		Total
	Comprehensive	# of	Par	Paid-in	Flow	Pension	Option	Comprehensive	Retained	Stockholders
	Income/(Loss)	Shares	Value	Capital	Hedge	Gain/(Loss)	Cost	Income/(Loss)	Earnings	Equity

BALANCE, December 31, 2007		103,125,500	10	162,057				—	(3,425)	158,642
Net income	(765,847)								(765,847)	(765,847)
Unrealized gain on cash flows hedges, net of tax of $0 (Note 20)	(46,637)				(46,637)			(46,637)		(46,637)
Increase in defined benefit plan adjustments, net of tax of $0 (Note 20)	1,240					1,240		1,240		1,240
Option costs	812						812	812		812
Capital contribution from DryShips Inc				650,164						650,164
Capital contribution due to retirement of treasury shares				16,582						16,582
Capital contribution for subsidiary due to stock option program employees				7,087						7,087
Retained earnings acquired									1,800	1,800
Redemption adjustment				(212)						(212)

Comprehensive income	(810,432)				(46,637)	1,240	812

BALANCE, December 31, 2008		103,125,500	10	835,678				(44,585)	(767,472)	23,631
Net income- As restated (Note 3)	115,754								115,754	115,754
Realized expense on Cash flow hedges, net of tax $0 (Note 20) - As restated(Note 3)	(6,253)				(6,253)			(6,253)		(6,253)
Unrealized gain on cash flows hedges, net of tax of $0 (Note 20)	16,140				16,140			16,140		16,140
Increase in defined benefit plan adjustments, net of tax of $0 (Note 20)	570					570		570		570
Contribution of net assets in Drillships Investments Inc.(Note 4)				439,900						439,900
Cancellation of shares in relation to acquisition of Drillship Holding (Note 4)		(25,781,375)	(3)							(3)
Acquisition of Drillships Holdings Inc. (Note 4)		25,781,375	3	358,000						358,003
Capital contribution from DryShips Inc				753,375						753,375

Comprehensive income	126,211				(36,750)	1,810	812

BALANCE, December 31, 2009 As restated — (Note 3)		103,125,500	10	2,386,953				(34,128)	(651,718)	1,701,117
Net income	134,761								134,761	134,761
Realized expense on Cash flow hedges, net of tax $0 (Note 20)	(21,523)				(21,523)			(21,523)		(21,523)
Unrealized gain on cash flows hedges, net of tax of $0 (Note 20)	(5,495)				(5,495)			(5,495)		(5,495)
Increase in defined benefit plan adjustments, net of tax of $0 (Note 20)	424					424		424		424
Share dividend (Note 14)			1,021	(1,021)
Private Placement (Note 14)		28,571,428	286	488,015						488,301
Capital contribution from DryShips Inc				583,497						583,497

Comprehensive income	108,168				(63,768)	2,234	812

BALANCE, December 31, 2010		131,696,928	1,317	3,457,444				(60,722)	(516,957)	2,881,082

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.

Consolidated Statement of Cash Flows
 As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars)

	January 1 to	January 1 to	January 1 to
	December 31,	December 31,	December 31,
	2008	2009	2010
		(As restated)

Cash Flows from Operating Activities:
Net income	$(765,847)	115,754	$134,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,432	75,348	75,092
Loss from disposal of assets	—	—	1,458
Commitments fees on undrawn line of credit	6,188	4,300	6,375
Amortization and premium paid over withdrawn loans	14,062	10,973	—
Net amortization of fair value of acquired drilling contracts	(16,553)	(14,597)	1,222
Payments for Cash flow hedge not included in expense	—	(6,253)	(21,523)
Interest income on restricted cash related to drillships	—	(3,837)	(6,205)
Goodwill impairment charge	761,729	—	—
Income from associated companies	1,055	—	—
Change in fair value of derivatives	2,512	31,654	33,119
Changes in operating assets and liabilities:
Trade accounts receivable	(1,569)	(23,626)	41,200
Other current assets	(1,012)	(17,521)	(4,863)
Deferred taxes	—	—	209
Accounts payable	(1,955)	6,147	(7,402)
Due to related parties	(26,797)	48,110	—
Other current liabilities	1,759	(3,207)	(1,988)
Pension liability	(2,015)	(142)	1,416
Accrued liabilities	(869)	1,940	5,022
Deferred revenue	4,999	26,732	1,805
Payment of margin call for derivatives	—	(40,700)	(37,900)

Net Cash Provided by Operating Activities	21,119	211,075	221,798

Cash Flows from Investing Activities:
Investments in Ocean Rig ASA, net of cash acquired	(972,802)	—	—
Advances for vessels under construction	—	(130,832)	(705,022)
Down payment for vessels under construction and other improvements	—	—	(294,569)
Drillship options	—	—	(99,024)
Drilling rigs, equipment and other improvements	(16,584)	(14,152)	(6,834)
Increase in restricted cash	(31,287)	(185,565)	(335,898)
Cash from acquisition of drillships	—	183,770	—

Net Cash Used in Investing Activities	(1,020,673)	(146,779)	(1,441,347)

Cash Flows from Financing Activities:
Capital contribution by DryShips Inc	650,161	753,375	540,321
Net proceeds from the issuance of common shares of subsidiary	11,306	—	—
Net proceeds from the issuance of common shares			488,301
Proceeds from long-term credit facility	2,050,000	150,000	8,250
Proceeds from short term credit facility	—	—	300,000
Principal payments and repayments of long-term debt	(1,438,941)	(650,000)	(132,717)
Principal payments and repayments of short-term debt	—	(355,052)	(115,000)
Payment of financing costs	(15,136)	(1,364)	(8,094)

Net Cash Provided by (used in) Financing Activities	1,257,390	(103,041)	1,081,061

Net (decrease) / increase in cash and cash equivalents	257,836	(38,745)	(138,488)
Cash and cash equivalents at beginning of period	15,104	272,940	234,195

Cash and cash equivalents at end of period	$272,940	234,195	$95,707

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest, net of amount capitalized	23,103	51,093	43,203
Income taxes	2,566	13,233	19,803

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

1a.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc. and its subsidiaries (collectively, the “Company,” “Ocean Rig UDW” or “Group”). Ocean Rig UDW was formed under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. for the purpose of being the holding company of its drilling rig segment. Ocean Rig UDW Inc. acquired all of the outstanding shares of Primelead Limited in December 2007 in a reverse acquisition transaction under common control, which was accounted for as a pooling of interests. As a result, the consolidated financial statements include the results of operations of Primelead Limited since the date of its inception on November 16, 2007. In 2007, DryShips Inc. through its subsidiary, Primelead Limited of Cyprus, purchased approximately 30% of the shares in Ocean Rig ASA which was accounted for as an equity method investment. In 2008, the remainder of the shares in Ocean Rig ASA were acquired and Ocean Rig ASA was delisted from Oslo Stock Exchange. The transactions were accounted for as a step acquisition under the purchase method of accounting and the results of operations were consolidated subsequent to the date control was achieved on May 14, 2008. On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cyprus Registrar of Companies as an overseas company.

The Company is controlled by DryShips Inc., a publicly listed company on NASDAQ exchange listed under the symbol “DRYS”.

Through Ocean Rig ASA, the predecessor of the Group, the Company was organized in 1996, when Ocean Rig ASA ordered four Hulls. The 5th generation drilling rigs Leiv Eiriksson and Eirik Raude were delivered in 2001 and 2002, while two remaining Hulls were sold. Ocean Rig UDW owned and operated as of December 31, 2010 the two semi-submersible rigs that are among the world’s largest drilling rigs, built for ultra deep-waters and extreme weather conditions.

Further, the Group has acquired companies holding contracts for four drillships which are currently under construction, two of which were originally ordered in 2007 and the other two in 2008 (Note 5). Two drillships (Hulls 1837 and 1838) were ordered by certain entities including entities affiliated with the CEO of DryShips Inc, George Economou. Hulls 1865 and 1866, were ordered by DryShips Inc. which subsequently contributed all its equity interests in the companies holding these contracts to Ocean Rig UDW on 5 March 2009. The Company acquired all of the shares in Drillships Holding Inc., being the holding company of the companies holding contracts for Hull Nos. 1837 and 1838, on 15 May 2009. The two other drillships, Hull 1837, which was named Ocean Rig Corcovado, was delivered on January 3, 2011. Hull 1838 which was named Ocean Rig Olympia was delivered on March 30, 2011. The other Hulls are scheduled to be delivered in 2011.

1b.	Liquidity and Management Plans:

At December 31, 2010, the Company’s short-term contractual obligations to fund the construction installments under the drillship shipbuilding contracts in 2011 amount to $1,374 million. Cash expected to be generated from operations is not anticipated to be sufficient to cover the Company’s capital commitments, current loan obligations and maintain compliance with minimum cash balance covenants. In April 2011, the Company entered into a $800.0 million senior secured term loan agreement and drew down the full amount of the loan. Furthermore, in April 2011, the Company entered into definitive loan documentation that allows it to draw an amount of $495.0 million to cover obligations falling due within 2011. Finally, in April 2011, the Company completed the issuance of $500.0 million in aggregate principal amount of 9.50% Senior Unsecured Bonds Due 2016. Additionally, DryShips Inc. has committed to provide cash to meet the Company’s liquidity needs over the next twelve months. The Company believes that the above financing and support from Dryships Inc. will be sufficient to meet its working capital needs, capital commitments (including two newbuilding drillship options exercised in 2011

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

(see Note 23.10)), loan obligations and maintain compliance with its minimum cash balance and other loan covenants throughout 2011. In addition, should the Company exercise its options to construct two new drillships, the Company would expect to be required to pay additional cash payments of approximately $415 million in 2011, for which it would be dependent upon obtaining additional financing. However, should such financing and support from DryShips not be available when required due to unexpected events, this could severely impact the Company’s ability to satisfy future liquidity requirements and its ability to finance future operations.

2.	Significant Accounting policies:

(a) Principles of Consolidation:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts and operating results of Ocean Rig UDW Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Equity method investments:

Investments in entities that the Company does not control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.

(c) Business Combinations:

In accordance with Financial Accounting Standards Board guidance (“guidance”) related to business combinations, the purchase price of acquired businesses is allocated to tangible and identified intangible assets acquired and liabilities assumed based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. Incremental costs incurred in relation to a business combination were capitalized until the adoption of the new guidance for business combinations on January 1, 2009 that requires all costs related to business combinations to be expensed. However, associated costs to obtain related debt financing are an element of the effective interest cost of the debt. Therefore they are capitalized and amortized over the term of the related debt an included as interest expense using the effective interest method.

(d) Use of Estimates:

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Current and non-current classification:

Assets and liabilities are classified as current assets and current liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and non-current liabilities.

(f) Cash and Cash Equivalents:

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

(g) Restricted Cash:

Restricted cash may include (i) retention accounts which can only be used to fund the loan installments coming due; (ii) minimum liquidity collateral requirements under the loan facilities; (iii) taxes withheld from employees and deposited in designated bank accounts; and (iv) amounts pledged as collateral for bank guarantees to suppliers; and (v) amounts pledged as collateral for credit facilities.

Restricted cash balances include minimum required cash deposits, as defined in the loan agreements, and are classified as of December 31, 2008, 2009 and 2010 as either current or non-current depending on the individual deposit (note 6).

(h) Trade Accounts Receivable:

The amount shown as trade accounts receivable at each balance sheet date includes receivables from charterers for hire of drilling rigs and related billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no provisions for doubtful accounts at December 31, 2009 or 2010.

(i) Related parties:

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Related parties also include members of the Company’s or its parent company’s management or owners and their immediate families (Note 4).

(j) Derivatives:

The Company’s derivatives include interest rate swaps and foreign currency forward contracts. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting:

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Certain contracts which meet the criteria for hedge accounting are accounted for as cash flow hedges.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The effective portion of the gain or loss on the fair value of the hedging instrument is recognized directly as a component of Other comprehensive income in equity, while any ineffective portion is recognized, immediately, in current period earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii) Other Derivatives:

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings under “Gain/(loss) on interest rate swaps” and “Other net”.

(k) Guidance “Fair Value Measurements”:

Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments (Note 11).

(l) Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. The Company’s customers are mainly major oil companies. The credit risk has therefore determined by the Company to be low. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customer’s financial condition and generally does not require collateral for its trade accounts receivable. The Company has made drillships prepayments to Samsung Heavy Industries. The ownership of the drillships is transferred from the yard to the Company at delivery. The credit risk of the prepayments is to a large extent reduced through refund guarantees by highly rated banks.

As of December 31, 2010, cumulative installment payments made to Samsung Heavy Industries amounts to approximately $1,512,655 for the four units contracted. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, covering pre-delivery installments if the contract is rescinded in accordance with the terms of the contract. The irrevocable letters of guarantee are issued by high quality banks.

The coverage ratios (letter of credit to total Samsung payments) as per December 31, 2010, are 95%, 94% and 94% for Hulls 1838, 1865 and 1866, respectively. As a result, the open risk is $19,000 for Hull 1838 and $30,000 for the Hulls 1865 and 1866. The open risk (prepayments less letters of guarantee) is considered to be within acceptable levels given Samsung Heavy Industries’ financial position and position as key company for South Korea. The drillships, while under construction, will be insured by Samsung Heavy Industries from the time of the keel-laying until delivery.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

(m) Rigs under construction:

This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as expenses incurred directly or under a management agreement with a related party in connection with on sight supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(n) Capitalized interest:

Interest expenses are capitalized during construction of rigs under construction based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company.

(o) Drilling Rigs machinery and equipment, Net:

(i) Drilling rigs are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare deck 30 years and other asset parts 5 to 15 years.

(ii) Drilling rig machinery and equipment, IT and office equipment, are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for Drilling rig machinery and equipment over 5-15 years and for IT and office equipment over 5 years.

(p) Goodwill and Intangible assets:

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment. The Company tests goodwill for impairment annually. Goodwill is not amortized. The Company has no other intangible assets with an indefinite life. The Company tests for impairment each year on December 31.

The Company tests goodwill for impairment by first comparing the carrying value of the reporting unit, which is defined as an operating segment or a component of an operating segment that constitutes a business for which

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

financial information is available and is regularly reviewed by management, to its fair value. The Company estimates the fair value of the reporting unit by weighting the combination of generally accepted valuation methodologies, including both income and market approaches.

For the income approach, the Company applies undiscounted projected cash flows. To develop the projected net cash flows from the Company’s reporting unit, which are based on estimated future utilization, day rates, projected demand for its services, and rig availability, the Company considers key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on the Company’s contract drilling operations and the capital expenditure budgets of its customers.

For the market approach, the Company derives publicly traded company multiples from companies with operations similar to the Company’s reporting unit by using information publicly disclosed by other publicly traded companies and, when available, analyses of recent acquisitions in the marketplace.

If the fair value of a reporting unit exceeds its carrying value, no further testing is required. This is referred to as Step 1. If the fair value is determined to be less than the carrying value, a second step, Step 2, is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

All of the Company’s goodwill was impaired for the year ended December 31, 2008 (Note 17).

The Company’s finite-lived acquired intangible assets are recorded at historical cost less accumulated amortization. Amortization is recorded on a straight-line basis over their estimated useful lives of the intangibles as follows:

Intangible Assets/Liabilities	Years

Tradenames	10
Software	10
Fair value of above/below market acquired time charters	Over remaining contract term

Tradenames and software constitute the item “Intangible assets” in the Consolidated Balance Sheets. The amortization of these items are included in the line “Depreciation and amortization” in the Consolidated Statement of Operations.

(q) Impairment of Long-lived assets:

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

As at December 31, 2009 and 2010, the Company performed an impairment review of the Company’s long-lived assets due to the global economic downturn, the significant decline in drilling rates in the rig industry and the outlook of the oil services industry. The Company compared undiscounted cash flows with the carrying values of the Company’s long-lived assets to determine if the assets were impaired. In developing estimates of future cash flows, the Company relied upon assumptions made by management with regard to the Company’s rigs, including future drilling rates, utilization rates, operating expenses, future dry docking costs and the estimated remaining

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

useful lives of the rigs. These assumptions are based on historical trends as well as future expectations in line with the Company’s historical performance and the Company’s expectations for future fleet utilization under its current fleet deployment strategy, and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009 and 2010.

(r) Fair value of above/below market acquired time charter:

In a business combination, the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the acquisition date is based on the difference between the then-current fair values of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the then-current fair value of such charter, the difference is recorded as “Fair value of above market acquired time charter.” When the opposite situation occurs, the difference is recorded as “Fair value of below-market acquired time charter.” Such assets and liabilities are amortized as a reduction of or an increase in “Other revenue,” over the period of the time charter assumed.

(s) Deferred financing costs:

Deferred financing costs include fees, commissions and legal expenses associated with the Company’s long- term debt and are capitalized and recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(t) Pension and retirement benefit obligation:

For employees, the Company has five retirement benefit plans, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on projected unit credit method and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumption may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company’s best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the captions “Non-current liabilities” and “Non-current assets” with an offsetting amount in “Accumulated other comprehensive income” for any amounts of actuary gains of losses or prior service cost that has not been amortized to income.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in “General and administrative expenses” (administration employees) and “Rig operating expenses” (rig employees).

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(u) Provisions:

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

(v) Revenue and Related Expenses:

Revenues:  The Company’s services and deliverables are generally sold based upon contracts with its customers that include fixed or determinable prices. The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rates or fixed price non-contingent demobilization fees. Revenues are recorded net of agents’ commissions which may range from one to three percent of gross revenues. There are two types of drilling contracts: well contracts and term contracts.

Well contracts:  Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. All revenues for well contracts are recognized as “Service revenues” in the statement of operations.

Term contracts:  Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as “Leasing revenues” in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as “Service revenues” in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization fees are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues for the drilling services element are recognized

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

See (r) Fair value of above/ below market acquired time charter, for an explanation of “Other revenues.”

(w) Class costs:

The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in drilling rigs operating expenses.

(x) Foreign Currency Translation:

The functional currency of the Company is the U.S. Dollar since the Company operates in international drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(y) Income Taxes:

Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company’s operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(z) Earnings/(loss) per common share:

Basic earnings per common share (“EPS”) is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted EPS reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed using the treasury stock method.

(aa) Other comprehensive income/(loss):

The Company records certain transactions directly as “Comprehensive income/(loss)” which is shown as a separate component of “Stockholders’ equity.”

(ab) Business segment:

Offshore drilling operations represent the Company’s only segment.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

(ac) Recent accounting pronouncements:

In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation, but the required note disclosures have been included in the financials.

3.	Restatement of Previously Issued Financial Statements:

The Company restated its previously reported consolidated financial statements for the year ended December 31, 2009 to reflect the correction of an error in computing capitalized interest expense for rigs under construction. Management concluded that the amortization of and the deferred financing cost should have been included in the capitalized rate affecting the capitalization of interest.

Additionally, the Company considered ASC 835-20, Capitalization of Interest, and ASC 815-30,Cash Flow Hedges, and restated its previously reported financial statements for 2009 to reflect the correction of an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss since it related to cash flow hedges of the variability of interest on borrowings that was capitalized as part of rigs under construction. Such accumulated other comprehensive loss should be reclassified into earnings in the same periods during which the hedged transactions affect earnings.

The Company’s management determined that the Interest and finance costs were overstated by $11,189, rigs under construction were understated by $6,253, accumulated other comprehensive loss was understated by $4,936 and retained earnings was understated by $11,189.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following tables reflect the impacts on the financial statement line items of the accounting adjustments:

		For the Year Ended
	As Previously	December 31, 2009
	Reported	Errors	As Restated

Consolidated Statement of Operations
Interest and finance costs	$(57,309)	11,189	$(46,120)

Net profit attributable to Ocean Rig UDW Inc.	104,565	11,189	115,754

Income per common share, basic and diluted	$1.01	0.1	$1.12

	As Previously	December 31, 2009
	Reported	Errors	As Restated

Consolidated Balance Sheet
Rigs under construction	$1,173,456	4,936	$1,178,392
Total Fixed Assets, net	2,491,063	4,936	2,495,999

Total assets	3,105,049	4,936	3,109,985

Accumulated other comprehensive loss	(27,875)	(6,253)	(34,128)
Retained earnings	(662,907)	11,189	(651,718)

Total equity	1,696,181	4,936	1,701,117

Total liabilities and stockholders’ equity	3,105,049	4,936	3,109,985

	As Previously	For the Year Ended December 31, 2009
	Reported	Errors	As Restated

Consolidated Cash Flow
Net income	$104,565	11,189	$115,754
Interest income on restricted cash related to drillships(*)	—	(3,837)	(3,837)
Payments for Cash flow hedge not included in expense	—	(6,253)	(6,253)

Net Cash provided by Operating Activities	209,976	1,099	211,075

Advances for vessels under construction	(125,896)	(4,936)	(130,832)

Increase in restricted cash *)	(189,403)	(3,837)	(185,565)

Net Cash Used in Investing Activities	(145,681)	(1,099)	(146,779)

Net (decrease)/increase in cash and cash equivalents	$(38,745)	—	$(38,745)

(*)	Interest income on restricted cash related to drillships has been reclassified from Increase in restricted cash, as included in the section Net Cash Used in Investing Activities, to Interest income on restricted cash related to drillships, as included in Net Cash provided by Operating Activities.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties:

Purchase of Ocean Rig ASA shares from a Related Party in 2007 and 2008

On December 20, 2007, for consideration of $406,024, the Company acquired 51,778,647 shares in Ocean Rig ASA from Cardiff Marine Inc.(5). This represented 30.4% of the issued shares in Ocean Rig ASA. A commission was paid to Cardiff amounting to $4,050. The above commission was paid on February 1, 2008. The commission was expensed and presented as part of “Interest and finance costs” in 2007.

In April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig ASA were purchased from companies controlled by the Chairman and Chief Executive Officer of DryShips Inc for a consideration of $66,800, which is the U.S. dollar equivalent NOK 45 per share, which is the price that was offered to all shareholders in a mandatory offering.

In addition, a commission was paid to Cardiff amounting to $9,900 for services rendered in relation to the acquisition of the remaining shares in 2008 of Ocean Rig ASA. This commission was paid on December 5, 2008 and was expensed and presented as part of “Interest and finance costs” in 2008.

Acquisition of Drillship Hulls 1837 and 1838

On October 3, 2008, the Company entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with the Chairman and Chief Executive Officer of DryShips Inc. to acquire the new build contracts for the drillship Hulls 1837 and 1838, which were under construction, and the associated debt, included in Drillships Holdings Inc. (“Drillships Holdings”) (Note 1). On May 15, 2009, the transaction closed. Since the investment did not meet the definition of a business, it was accounted for as a net asset acquisition on the closing date. As consideration for this asset acquisition, Ocean Rig UDW cancelled 25% of the shares held by DryShips Inc. as of May 15, 2009 and simultaneously reissued the same number of shares to the sellers. Consequently, following this transaction the sellers held shares equal to 25% of the Company’s total issued and outstanding common shares. The value of the shares issued was determined based on the fair value of the net assets acquired of $358,000 and was recorded as an increase in the paid in capital in stockholder’s equity. The fair values of individual assets and liabilities acquired by the Company were as follows:

Amount

Contracts for construction of drillship Hulls 1837 and 1838	$625,400
Cash deposits	200
Debt assumed	(259,900)
Other liabilities	(7,700)

Net assets acquired	$358,000

Acquisition of Drillships Hulls 1865 and 1866

On March 5, 2009, DryShips Inc. contributed to the Company the new build contracts for the drillship Hulls 1865 and 1866 under construction and other associated assets and debt included in Drillships Investments Inc. Since the transfer did not meet the definition of a business, it was not an exchange of a business under common control. Therefore, it was accounted for prospectively as a net asset acquisition under common control and the assets acquired and liabilities assumed were recorded at the historical cost of DryShips Inc. in the period in which the transfer occurred. The contribution of shares is recorded as an increase in paid in capital in stockholder’s equity at the historical cost of net assets of $439,900.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The carryover basis of individual assets and liabilities received by the Company were the construction contracts for Hulls 1865 and 1866 at an aggregate of $422,100, cash deposits of $183,500, other receivables of $40,700, intercompany receivables of $1,300, bank borrowings of $161,900, other liabilities of $100 and financial instruments with a negative fair value of $45,700.

Management Agreements with Cardiff Marine Inc. (Cardiff) and Vivid Finance Ltd.

Cardiff engages primarily in the management of ocean-going vessels, including but not limited to vessels owned by DryShips Inc. Cardiff is beneficially majority-owned by the Chairman and Chief Executive Officer of DryShips, Mr. George Economou. In addition, Cardiff has management agreements in place with the Company relating to Hulls 1837 and 1838 for a management fee of $40 per month per hull.

The management agreements also provide for: (i) chartering commission of 1.25% on the revenue earned; (ii) a commission of 1.00% on all gross shipyards payments or sale proceeds for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. The management agreements were terminated effective December 21, 2010 and replaced by Vivid Finance and Global service agreements; however all obligations to pay for services rendered by Cardiff prior to termination remain in full effect, which amounted to $5.8 million as of December 31, 2010 and is due and payable in 2011. During the years ended December 31, 2008, 2009 and 2010, total charges from Cardiff under the management agreements amounted to $0.0 million, $1.9 million and $4.0 million, respectively. This was capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

Under this agreement Vivid Finance Ltd, a company controlled by the Chairman, President and Chief Executive Officer, Mr. George Economou, provides consultancy services on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including the Company, as directed by DryShips. Under this agreement, Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments. In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. The Company does not pay for services provided in accordance with this agreement. DryShips Inc. pays for the services. Accordingly, these expenses are recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital (additional paid-in capital).

Under the Global Services Agreement with DryShips, Cardiff, a company controlled by Mr. George Economou, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of such services, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. The Company does not pay for services provided in accordance with this agreement, these expenses will however be recorded in the consolidated statement of operations and as a shareholders contribution to capital (additional paid-in capital).

In the period from acquisition of Hulls 1837 and 1838 on May 15, 2009 to December 31, 2009, and January 1 to December 31, 2010 total charges from Cardiff under the management agreements amounted to $1,868 and $3,983 respectively. Costs from management service agreements are capitalized as a component of “Rigs under

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

construction,” being directly attributable cost to the construction. As of December 31, 2009 and 2010, no balances were outstanding to Cardiff.

In the period from September 1, 2010 to December 31,2010, total charges from Vivid Finance was $1,000 and charged to equity (additional paid-in capital) in relation to the private placement as cost directly attributable to the offering and reflected as an increase in shareholder contribution to capital, see note 14.

Private offering

A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering. See note 14.

Purchase of drillship options from DryShips

On November 22, 2010, DryShips entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships. The new orders would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia and the two drillships under construction and would have the same specifications as the Ocean Rig Poseidon. Each of the four options to build a drillship may be exercised on or prior to November 22, 2011 with vessel deliveries ranging from 2013 until 2014 depending on when the options are exercised. The total construction cost, excluding financing costs, is estimated to be about $600 million per drillship. The agreement includes a non-refundable slot reservation fee of $24.8 million per drillship, which was paid by DryShips, which will be applied towards the drillship contract price if the options are exercised. This agreement was novated to the Company by DryShips on December 30, 2010 at a cost of $99.0 million. In addition, the Company paid deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

Legal services

Mr. Savvas D. Georghiades, a member of the Company’s board of directors, provides legal services to the Company and to its predecessor, Primelead Limited through his law firm, Savvas D. Georghiades, Law Office. In the year ended December 31, 2010, the Company and Primelead Limited paid a fee of Euro 94,235 for the legal services provided by Mr. Georghiades.

Related party transactions on the balance sheet

DryShips, makes a number of payments towards yard installments, loan installments, loan interest and interest rate swap payments on behalf of Ocean Rig UDW. The receivable from or payable to DryShips Inc. included in the accompanying consolidated balance sheets amounted to receivables of $4,934 and payables of $48,110 as of December 31, 2009. There were no receivables or payables as of December 31, 2010.

5.	Acquisition of Ocean Rig:

5.1 Initial investment in 2007 using the equity method:

On December 20, 2007, the Company acquired 51,778,647 shares or 30.4% of the issued shares in Ocean Rig ASA from a related party (Note 4). Ocean Rig ASA, incorporated on September 26, 1996 and at that time domiciled in Norway, was a public limited company whose shares previously traded on the Oslo Stock Exchange.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The Company accounted for its investment in Ocean Rig for the year ended December 31, 2007, and for the period from January 1, 2008 to May 14, 2008 using the equity method of accounting. The Company’s proportionate share in the loss of Ocean Rig ASA and related amortization of purchase price allocation adjustments is shown in the accompanying consolidated statements of operations for the year ended December 31, 2008 as “Equity in loss of investee” and amounted to a loss of $1,055.

Summarized financial information of the Company’s equity method investees that represent 100% of the investees’ financial information, is as follows:

January 1 to
May 14, 2008

Result of Operations
Revenues	$99,172
Operating income/ (loss)	$19,521
Net Loss	$(23,396)

5.2 Subsequent step transactions in 2008 to acquire 100%

After acquiring more than 33% of Ocean Rig ASA’s outstanding shares on April 22, 2008, the Company, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig at a price of NOK45 per share ($8.89 per share). The Company acquired control over Ocean Rig ASA on May 14, 2008. The results of operations related to the acquisition are included in the consolidated financial statements since May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the total shares held by the Company in Ocean Rig amounted to 100% (163.6 million shares). Out of the total shares acquired as discussed above, 5.4% of the share capital of Ocean Rig was purchased from companies controlled by George Economou (Note 4).

During the second quarter of 2008, the Company recorded a non-controlling minority interest on its balance sheet in accordance with guidance related to classification and measurement of redeemable equity securities. The resulting non-controlling interest was recorded at its fair value based upon the bid price in NOK which exceeded it carrying value with a reduction in paid in capital. When the non-controlling interest was purchased the adjustment to the carrying amount was eliminated in the manner it was initially recorded by increasing paid in capital with a resulting exchange rate difference of $212.

As a result of the change of control provisions in Ocean Rig ASA’s employee stock option program, employee options became immediately vested and Ocean Rig ASA sold shares for cash to certain employees. The resulting gain of $7,087 for Ocean Rig UDW was recorded as equity transaction in consolidation and increased consolidated paid in capital. These shares were subsequently acquired by the Company through the public mandatory bid discussed in the paragraph above. Subsequent to the Company obtaining control of Ocean Rig ASA, Ocean Rig ASA retired treasury shares increasing the relative book value owned by the Company which was recorded as an increase in consolidated paid in capital of $16,852.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

5.3 Purchase price allocation

The purchase price of Ocean Rig for each step of the acquisition comprised of the following:

	December 20,	May 14,	June 30,	July 10,
	2007	2008	2008	2008	Total

Cash consideration	$405,168	682,427	288,978	21,283	$1,397,856
Transaction costs	855	6,154	3,510	240	10,761

Total purchase price	$406,024	688,581	292,488	21,523	$1,408,618

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed by the Company as of the dates of the step acquisitions:

	December 20,	May 14,	June 30,	July 10,
	2007	2008	2008	2008	Total

Total current assets	$28,469	43,179	25,029	1,895	$98,572
Drilling rigs, machinery and equipment	386,080	664,659	288,981	21,976	1,361,696
Intangible assets	4,366	6,829	3,007	232	14,434
Above market acquired time charter		2,473	1,104	86	3,663
Goodwill	252,070	358,146	141,515	9,998	761,729

Total assets acquired	$670,985	1,075,286	459,636	34,187	$2,240,094
Total current liabilities	(45,439)	(238,944)	(108,629)	(8,223)	(401,235)
Total non current liabilities	(207,632)	(130,127)	(52,506)	(3,975)	(394,241)
Below market acquired time charter	(11,890)	(17,633)	(6,013)	(464)	(36,000)

Total Liabilities assumed	$(264,961)	(386,705)	(167,148)	(12,663)	$(831,476)

Total purchase price	$406,024	688,581	292,488	21,525	$1,408,618

A contingent liability that was settled during the allocation period of $3,143 was recognized, based on a claim from an investment bank in relation to DryShips acquisition of Ocean Rig ASA.

Goodwill included in the Company’s single segment constitutes a premium paid by the Company over the fair value of the net assets of Ocean Rig ASA, which was attributable to the anticipated benefits from Ocean Rig ASA’s unique position to take advantage of the fundamentals of the ultra deep water drilling market at the acquisition date. Goodwill is not deductible for income tax purposes. Goodwill was subsequently impaired as of December 31, 2008 (Note 17).

In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig ASA, some of which extend through 2011. These contracts include fixed day rates that were above or below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities and non-current assets under “Fair value of below/above market acquired time charters.” These are being amortized into revenues using the straight-line method over the respective contract periods (1 and 3 years for the respective contracts). The amount amortized for the period from May 15, 2008 to December 31, 2008 amounted to $16,553. For 2009 the amount amortized was $14,597. For 2010 the amount amortized was $(1,221).

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that will be amortized over their useful life which is determined to be 10 years. The fair value of the intangible assets acquired related to Trade names and Software were $8,774 and $5,659, respectively and are included in “Intangible assets, net” in the accompanying consolidated balance sheets.

		Accumulated
	Amount	Amortization as of	Amount to be Amortized as of December 31
	Acquired	December 31, 2010	2011	2012	2013	2014-18

Trade names	$8,774	2,384	877	877	877	$3,759
Software	5,659	1,544	566	566	566	2,417

	$14,434	3,928	1,443	1,443	1,443	$6,177

Included in the amount amortized to December 31, 2008 was $97 and $67 related to Trade names and Software, respectively, that was recorded in the “Equity in (loss)/income of investee”.

Pro forma results of operations (unaudited) — The following unaudited pro forma financial data for the periods ended December 31, 2008, give effect to the acquisition of Ocean Rig ASA, as though the business combination had been completed at the beginning of the period:

December 31, 2008

Pro forma:
Revenues	$317,835
Net Operating Income/(loss)	(669,675)
Net Income/(loss)	(789,250)
Earnings per Shares, basic and diluted	$(7.65)

The unaudited pro forma financial information includes adjustments for additional depreciation based on the fair market value of the drilling rigs, amortization of intangibles arising from the step acquisitions and amortization of the fair value above and below market with respect to the time charters acquired and increased interest expense and financing fees related to debt incurred to finance the acquisition of Ocean Rig ASA. The unaudited pro forma financial information is not necessarily indicative of the result of operations for any future periods. The pro forma information does not give effect to any potential revenue enhancement cost synergies or other operational efficiencies that could result from the acquisitions. The actual results of the operations of Ocean Rig ASA are consolidated since May 15, 2008, the date when control was obtained.

6.	Restricted cash:

Restricted cash balances include minimum required cash deposits, as defined in the loan agreements, are classified as both current and non-current assets in the accompanying consolidated balance sheets.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Restricted cash as of December 31, 2009 and 2010 amounted to:

	December 31,	December 31,
	2009	2010

Amount pledged as collateral for bank loans (Note 10 b and e)	$187,389	$529,815
Amounts pledged as collateral to customer	1,000	1,000
Amounts representing minimum liquidity requirements under the loan facilities (Note 10)	30,000	30,000
Taxes withheld from employees	2,301	1,978

Total restricted cash	$220,690	$562,793

Restricted cash of $50,000 of total $562,793 has been classified as non-current as of December 31, 2010. As of December 31, 2009 total of $220,690 restricted cash was classified as current.

7.	Rigs under Construction:

The amounts shown in the accompanying consolidated balance sheets include the fair value at acquisition, milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods including 1% commissions to related parties for Hulls 1837 and 1838, all of which are capitalized in accordance with the accounting policy discussed in Note 2. As of December 31, 2009 and 2010 the advances for rigs under construction and acquisitions are set forth below:

			December 31, 2009
					Rig Fair Value
		Contract	Contract	Capitalized	Adjustments at
Vessel Name	Expected Delivery	Amount	Payments	Expenses	Acquisition Date	Total
			(As restated).

H1837	January 2011	$691,008	254,346	27,178	89,000	$370,524
H1838	March 2011	690,758	254,346	26,041	89,000	369,387
H1865	July 2011	715,541	205,940	13,827	—	219,767
H1866	September 2011	715,541	205,940	12,774	—	218,714

		$2,812,848	920,572	79,820	178,000	$1,178,392

			December 31, 2010
					Rig Fair Value
		Contract	Contract	Capitalized	Adjustments at
Vessel Name	Expected Delivery	Amount	Payments	Expenses	Acquisition Date	Total

H1837	January 2011	$696,524	407,505	78,031	89,000	$574,536
H1838	March 2011	695,000	407,505	55,670	89,000	552,175
H1865	July 2011	731,987	374,833	33,033	—	407,866
H1866	September 2011	731,614	322,812	31,101	—	353,913

		$2,855,125	1,512,655	197,835	178,000	$1,888,490

During the year ended December 31, 2009 and 2010 the Contract amount increased from $2,812,848 to $2,855,125 from scope changes.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

During the year ended December 31, 2009 and 2010 the movement of the advances for drillships under construction and acquisitions was as follows:

Balance at December 31, 2008	$—
Acquisitions of Hulls 1837/ 1838 (May 15, 2009)	625,445
Acquisitions of Hulls 1865/ 1866 (March 5, 2009)	422,114
Advances for drillships under construction	95,673
Capitalized interest (as restated)	24,457
Capitalized expenses	8,834
Related Parties	1,869

Balance at, December 31, 2009 (as restated)	$1,178,392

Balance at January 1, 2010	$1,178,392
Advances for drillships under construction	592,085
Capitalized interest	35,781
Capitalized expenses	78,249
Related Parties	3,983

Balance at, December 31, 2010	$1,888,490

8.	Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drilling Rigs, machinery and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance on acquisition May 14, 2008	$1,405,346	—	$1,405,346

Additions	16,584	—	16,584
Depreciation	—	(44,571)	(44,571)

Balance, December 31, 2008	1,421,930	(44,571)	1,377,359
Additions	14,152	—	14,152
Depreciation	—	(73,905)	(73,905)

Balance December 31, 2009	1,436,082	(118,476)	1,317,607
Additions	6,835	—	6,835
Disposals	(2,800)	1,342	(1,458)
Depreciation		(73,651)	(73,651)

Balance December 31, 2010	$1,440,117	(190,785)	$1,249,333

As of December 31, 2009 and 2010, all of the Company’s drilling rigs and drillships under construction have been pledged as collateral to secure the bank loans (Note 10).

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

9.	Intangible Assets and Liabilities:

The Company identified, in connection with the acquisition of Ocean Rig, finite-lived intangible assets associated with the trade names, software, and above market acquired time charters that are being amortized over their useful lives. In the case of the trade names and software, the useful lives are estimated to be ten years. The useful lives of above market acquired time charters depend on the contract term remaining at the date of acquisition. Trade names and software are included in “Intangible assets, net” in the accompanying consolidated balance sheets net of accumulated amortization. Above-market acquired time charters are presented separately in the accompanying consolidated balance sheets, net of accumulated amortization.

				Amortization Schedule
		Accumulated	Amortization
		Amortization	for the Year
		as of	Ended
	Amount	December 31,	December 31,
	Acquired	2009	2010	2011	2012	2013	2014	2015	Thereafter

Trade names	$8,774	(1,507)	(877)	(877)	(877)	(877)	(877)	(877)	$(2,005)
Software	5,659	(978)	(565)	(565)	(565)	(565)	(565)	(565)	(1,291)

Total Intangible Assets, net	$14,433	(2,485)	(1,442)	(1,442)	(1,442)	(1,442)	(1,442)	(1,442)	$(3,296)
Above market time charters	$3,663	(1,271)	(1,222)	(1,170)

10.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,	December 31,
	2009	2010

Two 562,500 Loan Agreements	$186,274	$194,524
1,040,000 Credit Facility	808,550	675,833
230,000 Credit Facility	230,000	115,000
300,000 Credit Facility	—	300,000

Total loan Facilities outstanding	1,224,824	1,285,357
Less: Deferred financing costs	(24,794)	(27,810)

Total debt reflected in balance sheet	1,200,030	1,257,547
Less: Current portion	(537,668)	(560,561)

Long-term portion	$662,362	$696,986

The principal payments, excluding deferred financing costs, to be made during each of the twelve-month periods subsequent to December 31, 2010 for the loan payments as classified in the balance sheet in, are as follows:

December 31, 2011	$568,333
December 31, 2012	195,000
December 31, 2013	522,024

Total principal payments	1,285,357
Less: Financing fees	(27,810)

Total debt reflected in balance sheet	$1,257,547

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2009 and 2010 amounted to $63,407 and $57,350, respectively, of which $24,457 and $35,780 respectively, were capitalized as part of the cost of the rigs under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in “Interest and finance costs” in the accompanying consolidated statement of operations.

Total interest incurred on the Company’s long-term debt, including accrued interest, for the years ended December 31, 2008, 2009 and 2010 amounted to $55,165 , $57,154 and $35,827 respectively. These amounts are included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company’s weighted average interest rate (including the margin) as of December 31, 2008, 2009 and 2010 was 5.0%, 4.2% and 4.5%, respectively. The stated interest rates on the debt is variable, based on LIBOR plus a margin. At December 31, 2008, 2009 and 2010, the margin ranged from 4.3% to 7.9%, 3.5% to 4.8% and 4.3% to 4.6%, respectively.

a)	Acquisition Facility:

On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt. The term loan was repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment payable together with the last installment on May 12, 2010. As of December 31, 2008 the Company drew down the total amount of $800,000 and repaid $150,000. As of December 31, 2009, the Company had fully repaid it. The facility contained various covenants measured on a consolidated DryShips Inc. level, including a minimum market-adjusted equity ratio.

During the first quarter of 2009 and in April 2009, the Company repaid $190,000 and $160,000, respectively, of its existing $800,000 facility. The remaining outstanding balance of $300,000 was fully repaid in May 2009, of which $150,000 was paid with the Company’s new credit facility discussed in the following paragraph below.

On May 13, 2009, the Company entered into a new one-year credit facility with the same lender as above for an amount of up to $300,000 in order to refinance the Company’s existing loan indebtedness discussed in the above paragraph. In May 2009, the Company drew down $150,000 of the loan in order to refinance the $150,000 outstanding debt at the date of the drawdown of the above facility. The loan bore interest at LIBOR plus a margin. This new credit facility was fully repaid in May 2009 using proceeds from an increase in paid in capital from DryShips. DryShips’ financed the capital contribution to the Company from its at-the-market offerings. The undrawn amount of the facility was fully cancelled.

b) Two 562,500 Loan Agreements (the Two Deutsche Bank Facilities):

On March 5, 2009, in connection with the acquisition of Drillships Investment Inc. including the two companies owning drillship Hulls 1865 and 1866, as further described in Note 5, the Company assumed two facility agreements for an aggregate amount of $1,125,000 in order to partly finance the construction cost of Drillship Hulls 1865 and 1866. The Two 562,500 Loan Agreements bear interest at LIBOR plus a margin and are repayable in eighteen semi-annual installments through November 2020. The first installment is payable six months after the delivery of the vessels, which is expected to be in the third quarter of 2011. The Two 562,500 Loan Agreements contains various covenants measured on a consolidated DryShips Inc. level, including: (i) a minimum market-adjusted equity ratio; and (ii) a minimum market value adjusted net worth.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

On June 5, 2009, the Company entered into agreements with a bank, as facility agent, and certain other lenders on waiver and amendment terms with respect to the Two 562,500 Loan Agreements providing for a waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things; (i) a waiver of the required market adjusted equity ratio; (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent.

On January 28, 2010, the Company signed two supplemental agreements that provided for certain non-financial covenant amendments to the Two 562,500 Loan Agreements. In addition these agreements revoked all waivers previously obtained related to the Two 562,500 Loan Agreements.

A basic principle of the two credit facilities is that any drawdown on the credit facility, prior to securing certain drilling contracts at acceptable terms is subject to cash deposit collateral of an equivalent amount to any drawdown.

As of December 31, 2010, the amount outstanding under the Two 562,500 Loan Agreements was $194,524. Cash deposits equivalent to the drawdowns on the Two 562,500 Loan Agreements are included as restricted cash (note 6).

As of December 31, 2010, the Company had an unutilized line of credit totaling $930,476. Drawdowns under this line of credit must be matched with corresponding cash collateral until the drillships enter into employment contracts for both vessels at specified minimum dayrates and for specified minimum terms with a charterer that is satisfactory to such lenders by the earlier of (i) April 30, 2011 or (ii) the delivery of the Ocean Rig Poseidon, at which point no cash collateral is needed. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the unutilized line of credit.

On March 28, 2011 the company restructured these facilities, see note 23.8.

c)	1,040,000 Credit Facility:

On September 17, 2008, the Company entered into a new five-year secured credit facility for the amount of up to $1,040,000 in order to refinance the Company’s existing loan indebtedness in relation to the drilling units Leiv Eiriksson and Eirik Raude and for general corporate purposes. The 1,040,000 Credit Facility consists of a guarantee facility, three revolving credit facilities (a, b and c) and a term loan. The aggregate amount of the term loan is up to $400,000 and the aggregate amount under the revolving credit facility A is up to $350,000. The aggregate amount under the revolving credit facility b is up to $250,000 and under the revolving credit facility c is up to $20,000. The guarantee facility provides the Company with a credit facility of up to $20,000.

In September and October, 2008, the Company drew down $1,020,000 of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776,000.

The commitment under 1,040,000 Credit Facility’s Revolving Credit Facility A was reduced by $17,500 on December 17, 2008 and will continue to be reduced by $17,500 quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement. Further, the commitment under 1,040,000 Credit Facility’s Revolving Credit Facility B is reduced quarterly by 12 unequal quarterly installments with a final maturity date of not later than the earlier of a) the expiry of the time charter of the drilling rig the Eirik Raude, which is scheduled to expire in October 2011 or b) September, 2011. This loan bears interest at LIBOR plus a margin and is repayable in twenty quarterly installments. The term loan will be repaid by one balloon payment of $400,000 on September 17, 2013.

As of December 31, 2009 and 2010, the outstanding balances under the 1,040,000 Credit Facility were $808,550 and $675,833, respectively.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

d)	230,000 Credit Facility:

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed the $230,000 loan facility that was entered into in September 2007, in order to finance the construction of Hulls 1837 and 1838. The 230,000 Credit Facility bear interest at the lender’s funding cost a margin, and are repayable upon the delivery of Hull 1837 in January 2011, and Hull 1838 in March 2011. Borrowings under the 230,000 Credit Facility are subject to certain financial covenants and restrictions on dividend payments, assignment of the relevant shipbuilding contracts, refund guarantees and other related items. In addition to the customary security and guarantees issued to the borrower, the 230,000 Credit Facility was collateralized by certain vessels owned by certain related parties, corporate guarantees of certain related parties and a personal guarantee from George Economou. The Company repaid $115.0 million of the loan facility on December 22, 2010 in connection with the delivery of the Ocean Rig Corcovado and the remaining $115.0 million of the loan facility on March 18, 2011 in connection with the delivery of the Ocean Rig Olympia.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company also assumed two $15,551 fixed-rate term notes that were entered into in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were fully repaid in July 2010.

e) 300,000 Credit Facility:

On December 28, 2010 the Company concluded a $300,000 loan facility to be repaid during 2011 which was callable by the bank at anytime and could be repaid without prepayment penalties. The loan was fully drawn on December 28, 2010 and fully repaid on January 3, 2011, see note 23.3. The loan cannot be redrawn. A corresponding amount was deposited on a required escrow account as required by the loan agreement as security for the loan, which is classified as restricted cash. Interest on the facility is LIBOR plus a margin while the borrowed funds are held with the bank earning LIBOR plus a margin.

f)	325,000 Credit Facility:

On December 21, 2010 the Company concluded a $325,000 bridge term loan facility, with its subsidiary Drillships Hydra Owners Inc. as intended borrower, for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc, (ii) financing the partial repayment of existing debt in relation to the purchase of the drillship identified as Samsung Hull 1837, or Ocean Rig Corcovado, and (iii) financing the payment of the final installment associated with the purchase of said drillship. Dry Ships Inc., Drillships Holdings Inc. and Ocean Rig UDW Inc. will act as joint guarantors and guarantee all obligations and liabilities of Drillships Hydra Owners Inc. The loan was drawn in full on January 5, 2011 and matures July 5, 2011.

The loans above (a-f) are secured by a first priority mortgage over the drillships/drill rigs or assignment of shipbuilding contracts, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank’s prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company’s business, and maintaining an established place of business in the United States or the United Kingdom. The loan described under the 1,040,000 Credit Facility also contains certain financial covenants relating to the Company’s financial position, operating performance and liquidity. The loans described under the Two 562,500 Loan Agreements, the 230,000 Credit Facility and the 325,000 Credit Facility above also contain certain financial covenants relating to the consolidated financial position of DryShips Inc., operating performance and liquidity.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, this would result in a cross-default on the Company’s facilities. As of December 31, 2008 and 2009, DryShips was deemed to be in theoretical default of all its bank facilities. Due to the cross-default situation and breach of certain financial covenants both for the Company and for DryShips, the loan balances under the Company’s affected facilities was fully classified as current. The cross default provisions of the Company’s credit facility 1,040,000 is only triggered by the actual default on other indebtedness and was therefore classified as non-current except for repayments due in the next twelve months. In accordance with guidance related to classification of obligation that are callable by the creditor, the Company has as per December 31, 2009 classified all of its affected long-term debt in breach due to cross-default clauses of the credit facility agreements amounting to $400,036 as current at December 31, 2009. As per December 31, 2010 there was no default situation in DryShips and therefore no cross-default for the Company’s loans.

11.	Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2009 and December 31, 2010 are as follows:

	December 31, 2009			December 31, 2010
		Foreign			Foreign
	Interest	Currency		Interest	Currency
	Rate	Forward		Rate	Forward
	Swaps	Contracts	Total	Swaps	Contracts	Total

Current Assets	$—	434	434	—	1,538	$1,538
Current Liabilities	(5,467)	—	(5,467)	(12,503)	—	(12,503)
Non-current liabilities	(64,219)	—	(64,219)	(96,901)	—	(96,901)

Total	$(69,686)	434	(69,252)	(109,404)	1,538	$(107,866)

11.1	Interest rate swaps and cap and floor agreements:

As of December 31, 2009 and 2010, the Company had outstanding eleven interest rate swap and cap and floor agreements, with a notional amount of $1,285,000 and $908,468 respectively, maturing from September 2011 through November 2017. These agreements are entered into in order to economically hedge its exposure to interest rate fluctuations with respect to the Company’s borrowings. As of December 31, 2009 and 2010, eight of these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. As of December 31, 2009 and 2010, three agreements qualify for and are designated for hedge accounting and, as such, changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

As of December 31, 2010, security deposits (margin calls) of $78,600 were paid by the Company and were recorded as “Other non-current assets” in the accompanying consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

11.2	Foreign currency forward contracts:

As of December 31, 2009 and 2010, the Company had outstanding ten forward contracts to sell $20 million for NOK 119 million and twelve forward contracts to sell $28 million for NOK 174 million. These agreements are

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

entered into in order to hedge its exposure to foreign currency fluctuations. The fair value of these contracts at December 31, 2009 and December 31, 2010 was an asset of $434 and an asset of $1,538 respectively.

The change in the fair value of such agreements for the years ended December 31, 2009 and 2010 amounted to a gain of $2,023 and a gain of $1,104 respectively and is reflected under “Other, net” in the accompanying consolidated statement of operations.

		Asset Derivatives			Liability Derivatives
		December 31,	December 31,		December 31,	December 31,
Derivatives Designated as	Balance Sheet	2009	2010	Balance Sheet	2009	2010
Hedging Instruments	Location	Fair Value	Fair Value	Location	Fair Value	Fair Value

Interest rate swaps	Financial instruments	$—	—	Financial instruments non-current liabilities	(31,028)	$(36,523)
		—	—	Financial instruments current liabilities	—	—

Total derivatives designated as hedging instruments		—	—		(31,028)	(36,523)

Derivatives not Designated as Hedging Instruments
Interest rate swaps	Financial Instruments current assets	—	—	Financial Instruments current liabilities	(5,467)	(12,503)
Interest rate swaps	Financial Instruments non- current assets	—	—	Financial instruments-non current liabilities	(33,191)	(60,378)
Foreign currency forward contracts	Financial instruments current assets	434	1,538	Financial instruments current liabilities	—	—

Total derivatives not designated as hedging instruments		434	1,538		(38,658)	(72,781)

Total derivatives		$434	1,538	Total derivatives	(69,686)	$(109,404)

The effect of Derivative Instruments on Accumulated other comprehensive income:

	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
	Year Ended	Year Ended
Derivatives Designated for Cash Flow Hedging Relationships	December 31, 2009	December 31, 2010

Interest rate swaps	9,887	$(27,018)

Total	9,887	$(27,018)

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated OCI into the consolidated statement of operations.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The effect of Derivative Instruments on the Consolidated Statement of Operations:

	Location of	Amount of Gain/(Loss)
	Gain or (Loss)	Year Ended	Year Ended
Derivatives not Designated as Hedging Instruments	Recognized	December 31, 2009	December 31, 2010

Foreign currency forward contracts	Other, net	2,023	$1,104
Interest rate swaps	Gain/(loss) interest rate swaps	4,826	(40,303)

Total		6,849	$(39,199)

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheet. The Company has designated all qualifying interest rate swap contracts as cash flow hedges, with the last qualifying contract expiring in September 2013.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively. All of the Company’s derivative transactions are entered into for risk management purposes.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

		Quoted Prices
		in Active	Significant
		Markets for	Other
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(69,686)	—	(69,686)	$—
Foreign currency forward contracts — asset position	434	—	434	—

Total	$(69,252)	—	(69,252)	$—

		Quoted Prices
		in Active	Significant
		Markets for	Other
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Recurring measurements:
Interest rate swaps-liability position	$(109,404)	—	(109,404)	$—
Foreign currency forward contracts — asset position	1,538	1,538	—	—

Total	$(107,886)	1,538	(109,404)	$—

11.3	Amortization plan deferred OCI Cash flow hedge financing cost:

In 2011 the drillships will be delivered and put into operation. As the depreciation of the drillships will start in 2011, a portion of the net amount of the existing gains or losses on cash flow hedges reported in accumulated other comprehensive income will need to be reclassified into earnings. The estimated net amount of such existing gains or losses at December 31, 2010 that will be reclassified into earnings within the next 12 months is $694.

The following table summarizes the accumulated cash flow hedge interest expense in Other Comprehensive Income.

	December 31,	December 31,	December 31,
	2008	2009	2010

Accumulated Cash flow interest expense	$—	(6,253)	$(27,776)
Amortized	—	—	—

Other Comprehensive Income	$—	(6,253)	$(27,776)

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

12.	Pensions:

Pensions in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	December 31,
	2009	2010

Pension benefit obligation/ (asset)	$(388)	$602

The Company has three pension benefit plans for employees managed and funded through Norwegian life insurance companies. As of December 31, 2010 the pension plans cover 55 employees. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic pension cost and a December 31 measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of our December 31 measurement data, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

The following table presents this reconsolidation and shows the change in the projected benefit obligation for the years ended December 31:

	2009	2010

Benefit obligation at January 1	$7,032	$8,897
Service cost for benefits earned	4,121	2,021
Interest cost	280	334
Settlement	(1,983)	(2,985)
Actuarial gains/(losses)	(1,587)	149
Benefits paid	(42)	(72)
Payroll tax of employer contribution	(442)	(104)
Foreign currency exchange rate changes	1,518	(143)

Benefit obligation at end of year	$8,897	$8,097

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table presents the change in the value of plan assets for the years ended December 31, 2009 and 2010 and the plans’ funded status at December 31:

	2009	2010

Fair value of plan assets at January 1,	$6,320	$9,284
Expected return on plan assets	378	395
Actual return on plan assets	(1,395)	(760)
Employer contributions	3,138	741
Settlement	(624)	(1,986)
Foreign currency exchange rate changes	1,467	(178)

Fair value of plan assets at end of year	$9,284	$7,496

Funded/(unfunded) status at end of year	$388	$602

Amounts included in accumulated other comprehensive incomes that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	2008	2009	2010

Net actuarial loss	$3,337	$2,766	$2,342
Prior service cost	187	964	424

Defined benefit plan adjustment, before tax effect	$3,524	$3,730	$2,766

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans was $2,995 at December 31, 2010 and $6,265 at December 31, 2009.

The net periodic pension cost recognized in consolidated statements of income was $2,981, 3,652 and 2,008 for the years ended December 31, 2008, 2009 and 2010.

The following table presents the components of net periodic pension cost:

	2008	2009	2010

Expected return on plan assets	$(410)	$(378)	$(395)
Service cost	2,870	4,121	2,021
Interest cost	275	280	334
Amortization of prior service cost	190	—	—
Amortization of actuarial loss	146	168	47
Settlement	(91)	(539)	1

Net periodic pension cost	$2,981	$3,652	$2,008

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in Other Comprehensive Income:

	2008	2009	2010

Net actuarial loss (gain)	$225	$(1,091)	$1,101
Prior service cost (credit)	(1,511)	777	(1,020)
Amortization of actuarial loss	236	(256)	(505)
Amortization of prior service cost	(190)	—	—

Total recognized in net pension cost and other comprehensive income, before tax effects	$(1,240)	$(570)	$(424)

The estimated net loss for pension benefits that will be amortized from accumulated other comprehensive income into the periodic benefit cost for the next fiscal year is $112.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2010 contributions amounting to $741 in total, have been made to the defined benefit pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan’s portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, pension cost and other comprehensive income.

The Company bases its determination of pension cost on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted — average assumptions used to determine net periodic pension cost:

	December 31,	December 31,	December 31,
	2008	2009	2010

Weighted average assumptions
Expected return on plan assets	5.80%	5.70%	5.40%
Discount rate	3.80%	4.50%	4.00%
Compensation increases	4.25%	4.50%	4.00%

The Company’s investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP standards require disclosures for financial assets and liabilities that are re-

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

measured at fair value at least annually. The following table set forth the pension assets at fair value as of December 31, 2009 and 2010:

	2009	2010

Share and other equity investments	$1,086	$1,214
Bonds and other security — fixed yield	2,618	1,289
Bonds held to maturity	2,497	1,889
Properties and real estate	1,504	1,207
Money market	947	668
Other	631	1,229

Total plan net assets at fair value	$9,284	$7,496

The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real assets, do not have readily available marked values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximates fair value. Investments in real assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximate fair value. Real assets are valued either at amounts based upon appraisal reports prepared by appraisal performed by the investment manager, which management has determined approximates.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	As of December 31,
	2009	2010

Shares and other equity instruments	12%	16%
Bonds	55%	42%
Properties and real estate	16%	16%
Other	17%	26%

Total	100%	100%

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

Level 1:

Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

Level 2:

Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate, and hedge funds.

Level 3:

Financial instruments valued on the basis of information that is not observable pursuant to by level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Equity securities:
US Equities	$531	—	133	$663
Non-US Equities	551	—	—	551
Fixed Income:
Government Bonds	2,336	842	—	3,178
Corporate Bonds	982	—	—	982
Alternative Investments:
Hedge funds and limited partnerships	—	225	—	225
Other	22	—	—	22
Cash and cash equivalents	667	—	—	667
Real Estate	—	—	1,207	1,207

Net Plan Net Assets	$5,089	$1,067	$1,340	$7,496

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Equity securities:
US Equities	$516	—	57	$573
Non-US Equities	512	—	—	512
Fixed Income:
Government Bonds	3,344	1,206	—	4,550
Corporate Bonds	789	—	—	789
Alternative Investments:
Hedge funds and limited partnerships	—	214	—	214
Other	167	—	—	167
Cash and cash equivalents	975	—	—	975
Real Estate	—	—	1,504	1,504

Net Plan Net Assets	$6,304	$1,419	$1,561	$9,284

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The tables below set forth a summary of changes in the fair value of the pension assets level 3 investment assets for the years ended December 31.

	Year Ended December 31,
	2009	2010

Balance, beginning of year	$1,161	$1,561
Actual return on plan assets:
Assets sold during the period	—	—
Assets still held at reporting date	310	75
Purchases, sales, issuances and settlements (net)	91	(296)

Net Plan Net Assets	$1,561	$1,340

The following pension benefits contributions are expected to be paid by the Company during the years ending:

December 31, 2011	$83
December 31, 2012	84
December 31, 2013	66
December 31, 2014	106
December 31, 2015	107
December 31, 2016 — 2021	1,279

Total pension payments	$1,726

The Company’s estimated employer contribution to the define benefit pension plan for the fiscal year 2011 is $678.

The Company has a defined contribution pension plan that includes 354 employees. The contribution to the defined contribution pension plan for the year 2010 was $1,775. The contribution to the defined contribution pension plan for the years 2009 and 2008 was $104 and $54 respectively.

13.	Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	2009	2010

Margin calls	40,700	78,600
Advance payments drillships	—	294,569
Drillship options	—	99,024

Total	40,700	472,193

On November 22, 2010, the Company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia and the two drillships currently under construction and would have the same specifications as the Ocean Rig Poseidon with certain upgrades to vessel design and specifications. Each of the four options may be exercised at any time on or prior to November 22, 2011, with vessel deliveries ranging from 2013 to

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2014 depending on when the options are exercised. The total construction cost is estimated to be $638.0 million per drillship. The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The cost of the option agreements of $99,024 was paid on December 30, 2010 and is recorded in the accompanying consolidated balance sheets as ‘Other non-current assets’. On December 30, 2010 DryShips entered into a novation agreement with Ocean Rig UDW and transferred these options to its subsidiary. As of December 31, 2010, none of these options have been exercised.

14.	Shareholders’ equity

There is one class of common shares, and each common share is entitled to one vote on all matters submitted to a vote of shareholders.

Prior to December 8, 2010, the Company’s authorized capital stock consisted of 500 common shares, par value $20.00 per shares. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock will consist of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010 the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. Net proceeds from the private placement was $488,301 including $11,699 in attributable costs. The stock dividend has been accounted for as a stock split. As a result, we reclassified approximately $1,021 from APIC to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

At December 31, 2010 the Company’s authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per shares, of which 131,696,928 common shares were issued and outstanding.

15.	Earnings/(loss) per share

Basic earnings per share is calculated by dividing net profit/ (loss) for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would have been issued on the conversion of options into ordinary shares.

The Company increased the number of authorized shares to 250,000,000 with par value of $0.01 on December 7, 2010. On December 8, 2010, the Company declared a stock dividend of 103,125,000 shares to its sole shareholder, DryShips. On December 21, 2010, the company completed the sale of an aggregate of 28,571,428 of the Company’s common shares (representing a 22% ownership interest) in an offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. We refer to this offering as the “private offering.” A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering at the offering price of $17.50 per share. After the completion of the private offering the Company’s common stock issued is 131,696,928 shares with par value $0.01.

The following reflects the income and the share data used in the basic and diluted earnings per share computations under ASC 260-10-55-12, which states that if the number of common shares outstanding increases as

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

a result of a stock dividend prior to the private offering, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure:

	Earnings/(Loss)			Earnings/(Loss)	Weighted Average
	Applicable to	Weighted Average	Basic Earnings/	Applicable to	Shares Outstanding	Diluted Earnings/
	Common Shares	Shares Outstanding	(Loss) per Share	Diluted Shares	Diluted	(Loss) per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

For the year ended December 31, 2010:	134,761	103,908,279	1.30	134,761	103,908,279	1.30
For the year ended December 31, 2009:	115,754	103,125,500	1.12	115,754	103,125,500	1.12
For the year ended December 31, 2008:	(765,847)	103,125,500	(7.43)	(765,847)	103,125,500	(7.43)

16.	Drilling rig operating expenses:

The amounts of drilling rig operating expenses in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Crew wages and related costs	$46,951	76,628	$69,994
Insurance	12,686	7,869	7,918
Deferred rig operating cost	—	4,361	3,787
Repairs and maintenance	26,592	44,398	37,670

Total	$86,229	133,256	$119,369

17.	Impairment Charge

From the date the Company acquired Ocean Rig ASA in May 2008 through the annual goodwill impairment test performed on December 31, 2008, the market declined significantly and various factors negatively affected industry trends and conditions, which resulted in the revision of certain key assumptions used in determining the fair value of the Company’s single reporting unit (see Note 21) and therefore the implied fair value of goodwill. During the second half of 2008, the credit markets tightened, driving up the cost of capital and therefore the Company increased the rate of a long-term weighted average cost of capital. In addition, the economic downturn and volatile oil prices resulted in a downward revision of projected cash flows from the Company’s reporting unit in the Company’s forecasted discounted cash flows analysis for its 2008 impairment testing. Furthermore, the decline in the global economy negatively impacted publicly traded company multiples used when estimating fair value under the market approach. Based on results of the Company’s annual goodwill impairment analysis, the Company determined that the carrying value of the Company’s goodwill was impaired.

The Company recognized an impairment charge in the amount of $761,729 for the full carrying amount of Goodwill which had no tax effect.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The Goodwill balance and changes in the Goodwill is as follows:

Balance at January 1, 2008	$—
Goodwill from acquisition of Ocean Rig ASA	761,729
Goodwill impairment charge	(761,729)

Balance December 31, 2008	$—

18.	Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2008	2009	2010
	(As restated)

Interest costs on long-term debt(*)	$55,165	57,154	$35,827
Capitalized interest (see note 7)	—	(24,457)	(35,780)
Bank charges	6,024	6,269	1,997
Commissions and commitment fees	10,503	7,154	6,374

Total	$71,692	46,120	$8,418

(*)	In addition, a portion of interest was recorded in accumulated other comprehensive loss related to cash flow hedges of the variability of interest on borrowings that was capitalized as part of rigs under construction. The amounts recorded were $21,523 and $6,253 for 2010 and 2009, respectively.

19.	Interest Income:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2008	2009	2010

Bank Interest Income	$3,033	6,254	$12,464
Other Financial Income	—	5	—

Total	$3,033	6,259	$12,464

20.	Income Taxes

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig UDW operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The components of Ocean Rig’s income/(losses) before taxes by country are as follows:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
	(As restated)

Cyprus	$(40,599)	$(24,617)	$(32,438)
Norway	(747,018)	499,879	14,811
Marshall Islands	12,883	(370,007)	174,794
Korea	—	499	—
UK	62	1,915	763
Canada	—	(485)	(683)
USA	13,820	(262)	—
Ghana	704	21,628	(2,050)

Total income/(loss) before taxes and equity in loss of investee	$(760,148)	$128,551	$155,197

The table below shows for each entity’s total income tax expense for the period and statutory tax rate:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010

Cyprus (10.0%)	$—	$—	$52
Norway (28.0%)	—	—	13
Marshall Islands (0.0%)	—	—	—
Turkey(*)	—	—	7,950
Korea (24.2%)	—	110	—
UK (28.0%)	366	727	765
Ireland (25.0%)	423	—	—
Canada (10% — 19%)	—	45	82
USA (15.0%-35.0%)	1,399	470	—
Ghana(**)	656	11,445	11,365

Current Tax expense	$2,844	$12,797	$20,227
Deferred Tax expense/(benefit)	—	—	209
Income taxes	2,844	$12,797	$20,436

Effective tax rate	0%	10%	13%

(*)	Ocean Rig 1 Inc. paid in 2010 withholding tax to Turkey authorities, based upon 5% of total contract revenues.

(**)	Tax in Ghana is a withholding tax, based upon 5% of total contract revenues.

Taxes have not been reflected in Other Comprehensive income since the valuation allowances would result in no recognition of deferred tax.

Up to December 15, 2009, when a corporate reorganization occurred, Ocean Rig’s drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway. Subsequently, many of the activities and assets have moved to jurisdictions that do not have corporate taxation. As a result, net deferred tax

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

assets were reversed in 2009. The net deferred tax assets of $91.6 million consisted of gross deferred tax assets of $105.1 million net of gross deferred tax liabilities of $13.5 million. However, a corresponding amount ($91.6 million) of valuation allowance was also reversed. As a result, there was no impact on deferred tax expense for the change of tax status of these entities in 2009.

Reconciliation of total tax expense:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010

Statutory tax rate multiplied by profit/(loss) before tax*	$(212,816)	$—	$—
Change in valuation allowance	115 407	(93,358)	(14,922)
Differences in tax rates	135,908	138,865	14,177
Effect of permanent differences	(74,929)	21,317	40
Adjustments in respect to current income tax of previous years	—	—	281
Effect of exchange rate differences	39,274	(65,472)	1,465
Withholding tax	—	11,445	19,395

Total	$2,844	$12,797	$20,436

*	Ocean Rig has for 2008 and 2009 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2008 most of its activities were domiciled in Norway with tax rate 28%. During 2009 and 2010, most of its activities were re-domiciled to Marshall Islands with tax rate of zero.

Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year Ended
	December 31, 2009	December 31, 2010

Deferred tax assets
Net operations loss carry forward	$65,045	$49,707
Accrued expenses	728	944
Accelerated depreciation of assets	9	8
Pension	—	157

Total deferred tax assets	$65,782	$50,816

Less: valuation allowance	(65,552)	(50,630)
Total deferred tax assets, net	230	186
Deferred tax liabilities
Depreciation and amortization	$(122)	$(394)
Pension	(108)	—

Total deferred tax liabilities	$(230)	$(394)

The amounts above are reflected in the Consolidated Balance Sheet as follows:

Net deferred tax assets /(liability)	$—	$(209)

Short-term net deferred tax assets	—	—

Long-term net deferred tax assets(liabilities)	$—	$(209)

Ocean Rig ASA filed for liquidation in 2008 and on December 15, 2009 it distributed all significant assets to Primelead Ltd., a subsidiary of Dryships, as a liquidation dividend, including the shares in all its subsidiaries. The statute of limitation under Norwegian tax law is two years after the fiscal year, if correct and complete information is disclosed in the tax return. The tax treatment of the liquidation is therefore subject to audit by the tax authorities until the end of 2011. The company does not expect any adverse tax effects from this transaction.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses (“NOL”) incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company’s opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2010, the valuation allowance for deferred tax assets is reduced from $65,552 in 2009 to $50,630 in 2010 reflecting a reduction in net deferred tax assets during the period. The decrease is primarily a result of the reduction of deferred tax asset due to utilization of tax loss carry forwards in Norway and in Cyprus in 2010.

The table below explains the “Net operations loss carry forward” in 2010 and 2009 for the countries the Company is operating in.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

	Year Ended
	December 31, 2009	December 31, 2010

Norway
Net operations loss carry forward	$183,998	$144,189
Tax rate	28%	28%
Net operations loss carry forward, tax effect	51,520	40,373
Cyprus
Net operations loss carry forward	$57,112	$89,832
Tax rate	10%	10%
Net operations loss carry forward, tax effect	5,711	8,983
Canada
Net operations loss carry forward	$24,419	$879
Tax rate	32%	32%
Net operations loss carry forward, tax effect	7,814	281
UK
Net operations loss carry forward	$—	$249
Tax rate	28%	28%
Net operations loss carry forward, tax effect	—	70
Accumulated
Net operations loss carry forward	$265,529	$235,106
Net operations loss carry forward, tax effect	65,045	49,707

The Company has tax losses, which arose in Norway of $183,998 and $144,146 at December 31, 2009 and 2010, respectively, that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. However, all of these amounts are related to Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS that are under liquidation. Upon liquidation the tax losses will not be available.

The Company had tax losses, which arose in Cyprus of $57,112 and $89,832 at December 31, 2009 and 2010, respectively that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carry forward has been provided for as the Company is not profitable.

The Company had tax losses, which arose in Canada of $24,419 and $879 at December 31, 2009 and 2010, respectively, that are available indefinitely for offset against future taxable profits of the company in which the losses arose. The tax loss in Canada may be deducted in the future only against income and proceeds of disposition derived from resource properties owned at the time of the acquisition of control, or the Weymouth well. The possibility for utilization of this tax position for the period after the change of control in Ocean Rig on May 14, 2008, is in practice expired with an amount of $23,540. The tax loss carry forward per December 31, 2010 therefore only reflects tax losses after May 14, 2008.

The Company had tax losses, which arose in UK of $249 at December 31, 2010 that are available indefinitely for offset against future taxable profits of the company in which the losses arose. A 100% valuation allowance in the assets resulting from the loss carry forward has been provided for as the Company is not profitable.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The Company’s income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables.

The Company accrues for income tax contingencies that it believes are more likely than not exposures in accordance with the provisions of guidance related to accounting for uncertainty in income taxes.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2010, 2009 and 2008, the Company did not incur any interest or penalties. Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2010, 2009 and 2008 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

Ocean Rig UDW is incorporated in Marshall Island and headquartered in Cyprus. Some of its subsidiaries are incorporated and domiciled in Norway, and as such, are in general subject to Norwegian income tax of 28%. Participation exemption normally applies to equity investments in the EEA (European Economic Area) except investments in low-tax countries. The model may also apply to investments outside of the EEA (except low-tax countries) to the extent the investment for the last two years have constituted at least 10% of the capital and votes in the entity in question. The Norwegian entities are subject to the Norwegian participation exemption model which provides that only 3% of dividend income and capital gains that are received by Norwegian companies are subject to tax. In effect this gives an effective tax of total income under the participation exemption for Norwegian companies of 0.84% (3% x 28%). After a restructuring of the Norwegian entities late in 2009, all Norwegian companies are owned directly by Primelead Ltd in Cyprus and the participation exemption model is therefore not relevant for 2010.

21.	Segment information:

The Company has one operating segment which is offshore drilling operations and this is consistent with management reporting and decision making. The operating segment is the Company’s primary segment as the Group has only one segment. Therefore, the company only reports the entity wide information on products and services, geographical information and major customers.

For the years ended December 31, 2008, 2009 and 2010, all of the consolidated revenues related to the operations of the Company’s two drilling rigs.

21.1 Products and services

In October 2009, the Leiv Eiriksson commenced the three year Petrobras contract to drill in the Black Sea. The Petrobras contract is accounted for as a Well Contract based on the terms of the contract as described in Note 2 (v). Revenues are recognized as the wells are drilled and recorded as Service revenues in the consolidated statement of operations. Leiv Eiriksson has operated under drilling contracts with Shell in the North Sea commencing on January 8, 2008 until October 2009. The Shell contract was accounted for as Term Contract as described in Note 2 (v). Revenues derived from the contract are partly accounted for as a lease, where the lease of the rig is recognized to the statement of operation as Leasing revenue on a straight line basis over the lease period, while the drilling services element is recognized in the period when drilling services are rendered as Service revenue. During 2007, the rig completed the Total contract on September 11, 2007 and underwent its five year class work prior to beginning the Shell contract. The Total contract was accounted for as a Term Contract as described for the Shell contract above.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

During 2010 and 2009, Eirik Raude worked under the three-year Tullow Oil contract which commenced in October 2008. Eirik Raude operated in the US Gulf of Mexico under a contract with Exxon Mobil from 2007 until October 9, 2008. Both, the ExxonMobil and the Tullow contracts qualify as Term Contracts, as described in Note 2 (v). Accounting for the contract follows the same principles as described for the Shell contract as outlined above.

As of December 31,2010, the estimated future minimum revenue is $1,091 million based on 100% earning efficiency and maximum bonuses. The estimated minimum revenue is distributed over 2011, 2012 and 2013 with $696 million, $335 million and $60 million, respectively. As of December 31, 2010, a total of $40,205 of revenue are deferred and will be recognized as revenue over the remaining contracts terms. As of December 31, 2009, a total of $38,400 of revenue was deferred.

See Note 2 (v) for a discussion of Other revenues.

21.2 Geographic segment information for offshore drilling operations

The revenue shown in the table below is revenue per country based upon the location that the drilling takes place related to the Offshore Drilling Operation segment:

	2008	2009	2010

Ghana	$40,120	230,815	$227,649
Turkey	—	—	176,228
Norway	74,725	123,306	(715)
UK	—	19,404	—
USA	53,394	—	—
Ireland	33,749	—	—
Other	122	—	—

Total leasing and service revenues	$202,110	373,525	$403,162

The drilling rigs Leiv Eiriksson and Eirik Raude constitute the Company’s long lived assets. Until December 22, 2008, the rigs were owned by Norwegian entities when ownership was transferred to Marshall Island entities.

21.3 Information about Major customers

Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. In the year ended December 31, 2008, 2009 and 2010 our customers have been:

	2008	2009	2010

Customer A	20%	62%	57%
Customer B	—	—	43%
Customer C	54%	38%	—
Customer D	26%	—	—

The loss of any of these significant customers could have a material adverse effect on our results of operations if they were not replaced by other customers.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

22.	Commitments and Contingencies

22.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company’s loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days’ off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company’s results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of our normal course of operations, our customer may disagree on amounts due to us under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due. Except for the matter discussed below in 22.2, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to our business.

22.2 Potential Angolan Import-/Export duties

Ocean Rig’s Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig understands that the Angolan government has retroactively levied import/export duties for two importation events in the period 2002 to 2007. As Ocean Rig has formally disputed all claims in relation to the potential duties and does not believe it is probable that the duties will be upheld, no provision has been made. The maximum amount is estimated to be between $5-10 million.

22.3 Purchase obligations:

The following table sets forth the Company’s contractual purchase obligations as of December 31, 2010.

2011

Obligations to Cardiff under management agreements terminated effective December 21, 2010 (Note 4)	5,774
Drillships shipbuilding contracts and owner furnished equipment	1,374,000

Total obligations	1,379,774

22.4 Rental payments

Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of December 31, 2010, the future obligations amount to $646 for 2011 and $323 for 2012.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

23.	Subsequent Events:

We have evaluated all subsequent events through April 29, 2011, the date the financial statements were available to be issued.

23.1 On January 3, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Corcovado, the first to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries. In connection with the delivery of Ocean Rig Corcovado, the final yard installment of $289.0 million was paid and the pre-delivery loan from DVB Bank of $115.0 million was repaid in full on December 22, 2010.

23.2 On January 4, 2011 the Company announced that it had entered into firm contracts with Cairn Energy PLC for the Leiv Eiriksson and the Ocean Rig Corcovado for a period of approximately 6 months each. The total contract value including mobilization for the Leiv Eiriksson is approximately $95 million. The mobilization period began in direct continuation from April 10, 2011, the agreed release date from the Petrobras contract, and the rig has been earning a reduced stand-by rate from that date. The total contract value including mobilization and winterization of the Ocean Rig Corcovado is approximately $142 million.

23.3 On January 4, 2011 the Company repaid the $300 million short term overdraft facility with EFG Eurobank from restricted cash, which was drawn down in full on December 28, 2010.

23.4 On January 4, 2011 the Company announced that it had entered into a firm contract with Petrobras Tanzania for its 3rd drillship newbuilding the Ocean Rig Poseidon. As part of this agreement the Leiv Eiriksson will be released early from the existing contract and will be made available in second quarter 2011. The firm contract period is for about 600 days plus a mobilization period. The total contract value including mobilization is $353 million.

23.5 On January 5, 2011 the Company drew down the full amount of the $325 million Deutsche Bank term loan facility, with its subsidiary Drillships Hydra Owners Inc. as borrower, for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc, (ii) financing the partial repayment of existing debt in relation to the purchase of the drillship identified as Samsung Hull 1837, or Ocean Rig Corcovado, and (iii) financing the payment of the final installment associated with the purchase of said drillship. Dry Ships Inc., Drillships Holdings Inc and Ocean Rig UDW Inc. are joint guarantors and guarantee all obligations and liabilities of Drillships Hydra Owners Inc.

23.6 On March 18, 2011, the Company repaid the second and final $115 million tranche of the predelivery financing for hulls 1837 and 1838.

23.7 On March 30, 2011, the Company took delivery of its newbuilding drillship, the Ocean Rig Olympia, the second to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries. The rig has been earning a mobilization rate under the Vanco contract from that date.

23.8 On April 18, 2010, pursuant to the drillship master agreement, the Company exercised the first of its four newbuilding drillship options and entered into a shipbuilding contract for drillship NB #1 (TBN) for a total yard cost of $608 million. The Company paid $207.6 million to the shipyard in connection with the exercise of the option. Delivery of this hull is scheduled for July 2013. The estimated total yard cost of $608 million includes $38 million of specification upgrades agreed on April 13, 2011, including a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill in water depths of 12,000 feet.

23.9 On April 18, 2011, the Company entered into an $800 million Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment.

OCEAN RIG UDW INC.

Notes to Consolidated Financial Statement — (Continued)
As of and for periods ended December 31, 2008, 2009 and 2010
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid its $325 million Bridge Loan Facility.

23.10 During March and April 2011, we borrowed an aggregate of $175.5 million from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. As of the date of this proxy statement / prospectus, no balance exists between us and DryShips.

23.11 On April 27, 2011, the Company entered into an agreement with all lenders under the Two $562,000 Loan Agreements to restructure the Two $562,000 Loan Agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) the Company is permitted to draw under the facility with respect to the Ocean Rig Mykonos provided the Company has obtained suitable employment for such drillship no later than August 2011.

23.12 On April 27, 2011, the Company completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds from the notes offering of approximately $487.5 million are expected to be used to finance the Company’s newbuilding drillships program and for general corporate purposes.

23.13 On April 27, 2011, pursuant to the drillship master agreement, the Company exercised the second of its four newbuilding drillship options and entered into a shipbuilding contract for drillship NB #2 (TBN) for a total yard cost of $608.0 million. The Company paid $207.4 million to the shipyard in the second quarter of 2011 in connection with the exercise of the option. Delivery of this hull is scheduled for September 2013. The estimated total yard cost of $608.0 million includes $38 million of specification upgrades agreed on April 27, 2011, including a 7 ram BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill in water depths of 12,000 feet.

23.14 On April 27, 2011, and subsequent to the signing of the Two $562,000 Loan Agreements (see 23.11 above), a net amount of $88.7 million was released by the lenders to the Company, which was previously held by the lenders as cash collateral.

OCEAN RIG UDW INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

Ocean Rig UDW Inc. (the “Company” or “OCR UDW”) was formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc., and as a wholly-owned subsidiary of DryShips Inc., a publicly traded company whose shares are listed on the NASDAQ Global Select Market under the symbol “DRYS”.

The Company’s predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and operated two drilling rigs. The Leiv Eiriksson and the Eirik Raude commenced operations in 2001 and 2002, respectively, under contracts with oil and gas companies. The shares of Ocean Rig ASA traded on Oslo Børs from January 1997 to July 2008.

OCR UDW acquired 30.4% of the shares in Ocean Rig ASA (“OCR ASA”) on December 20, 2007. The Company acquired additional shares of Ocean Rig ASA during 2008. After acquiring more than 33% of Ocean Rig ASA’s outstanding shares, the Company, as required by Norwegian Law, launched a mandatory bid for the remaining shares of Ocean Rig at a price of NOK 45 per share ($8.89 per share). The Company gained control over Ocean Rig ASA on May 14, 2008. Up to May 14, 2008, the Company recorded its minority share of OCR ASA’s results of operations under the equity method of accounting. The results of operations related to OCR ASA are consolidated in the financial statements of OCR UDW starting May 15, 2008. The mandatory bid expired on June 11, 2008. As of July 10, 2008, the Company had acquired 100% of the shares in Ocean Rig ASA. During the period between May 15, 2008 and July 10, 2008, the Company reflected the minority shareholders interests in net income of OCR ASA on the line Net income attributable to non controlling interest in its consolidated statement of operations. The step acquisition was accounted for using the purchase method of accounting.

The accompanying unaudited pro forma condensed statement of operations gives effect to the acquisition of Ocean Rig ASA as if the transactions had occurred on January 1, 2008. The unaudited pro forma statement of operations was derived from, and should be read in conjunction with, the historical consolidated financial statements of Ocean Rig UDW Inc. for the period January 1, 2008 to December 31, 2008 and Ocean Rig ASA for the period January 1, 2008 to May 14, 2008 which are included elsewhere in this proxy statement / prospectus.

The unaudited pro forma condensed pro forma statement of operations has been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) consistent with those used in OCR UDW’s historical consolidated financial statements.

The adjustments reflected in the unaudited pro forma condensed statement of operations are principally related to the pro forma amortization of the purchase price adjustments to the statement of operations for the period from January 1, 2008 to May 14, 2008. These net incremental adjustments are based upon the fair value from the step acquisition reflected in Note 5.3 to the consolidated financial statements of OCR UDW. All pro forma adjustments related to the purchase price allocation have recurring effects.

The unaudited pro forma condensed statement of operations does not purport to present the OCR UDW Inc.’s results of operations had the acquisition actually been completed at the date indicated. In addition, they do not project the OCR UDW’s results of operations for any future period.

OCEAN RIG UDW INC.

Unaudited Pro Forma Condensed Statement of Operations
For the period ended December 31, 2008
(Expressed in thousands of United States Dollars)

	OCR UDW	OCR ASA
	01/01 —	01/01 —			Pro
	12/31/2008	05/14/2008	Adjustments		Forma

Condensed Statement of Operations:
Leasing and service revenues	202,110	99,172			301,282
Other revenues	16,553	—	8,810	(a)	25,363
Total revenues	218,663	99,172	8,810		326,645
Drilling rigs operating expenses	86,229	48,144	—		134,373
Goodwill impairment	761,729	—	—		761,729
Depreciation and amortization	45,432	19,367	6,909	(b)	71,708
General and administrative	14,462	12,140			26,602
Total operating expenses	907,852	79,651	6,909		994,412
Operating income/(loss)	(689,189)	19,521	1,901		(667,767)
Interest and finance costs	(71,692)	(41,661)	(11,316	)(c)	(124,669)
Interest income	3,033	381	—		3,414
Gain/(loss) on interest rate swaps	—	—	—		—
Other, net	(2,300)	—	—		(2,300)
Total expenses, net	(70,959)	(41,280)	(11,316)		(123,555)
Income/(loss) before income taxes	(760,148)	(21,759)	(9,415)		(791,322)
Income taxes	(2,844)	(1,637)	—	(d)	(4,481)
Equity in loss of investee	(1,055)	—	1,055	(e)	—
Net income/(loss)	(764,047)	(23,396)	(8,360)		(795,803)
Less: Net income attributable to non controlling interest	(1,800)	—	1,800	(f)	—
Net income/(loss)	(765,847)	(23,396)	(6,560)		(795,803)

OCEAN RIG UDW INC.

Unaudited Pro Forma Condensed Statement of Operations
For the period ended December 31, 2008
(Expressed in thousands of United States Dollars)

Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed statement of operations give pro forma effect to the following:

(a) In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig ASA, some of which extend through 2011. These contracts include fixed day rates that were above or below day rates available as of the acquisition date. After determining the aggregate fair values of these drilling contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities and non-current assets under “Fair value of below/above market acquired time charters.” These are being amortized into revenues using the straight-line method over the respective contract periods (1 and 3 years for the respective contracts). The pro forma amount that was amortized to income for the period from January 1, 2008 to May 15, 2008 amounted to $8,810.

(b) The Company adjusted the carrying value of drilling rigs, machinery and equipment to its fair value that will be amortized over their useful life which was determined to be 30 years. Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that will be amortized over their useful life which is determined to be 10 years. The pro forma amount of incremental depreciation of the fair value adjustment to drilling rigs, machinery and equipment for the period from January 1, 2008 to May 15, 2008 amounted to $6,404. The pro forma amount of amortization for identified finite-lived intangible assets for the period from January 1, 2008 to May 15, 2008 amounted to $505. The total pro forma adjustment for depreciation and amortization for the period from January 1, 2008 to May 15, 2008 amounted to $6,909.

(c ) On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974,500) and a term loan of $800,000 in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the Ocean Rig shares. The loan bore interest at LIBOR plus a margin. — For purposes of the pro forma information it is assumed that loan drawn down from January 1, 2008 and therefore had interest expense for the whole year. The interest rate assumed was based upon the LIBOR in effect at the actual acquisition date of May 14, 2008. The total pro forma adjustment for interest expense for the period from January 1, 2008 to May 15, 2008 amounted to $11,316.

(d) There were no tax effects on amortization of the fair values for contracts, amortization and depreciation of tangible and intangible assets or interest expense because the tax effects were offset by changes in valuation allowance.

(e) For the period of January 1, 2008 to May 14, 2008, the Company recorded its minority share of OCR ASA’s results of operations under the equity method of accounting on the line Equity in loss of investee. Since the unaudited pro forma condensed statement of operations includes 100% of OCR ASA’s results of operations from January 1, 2008 to May 14, 2008, the minority share in the historical financial statements is reversed since this would include a portion of the results twice.

(f) During the period between May 15, 2008 and July 10, 2008, the Company reflected the minority shareholders interests in net income of OCR ASA on the line Net income attributable to non controlling interest in its consolidated statement of operations. Since the unaudited pro forma condensed statement of operations includes 100% of OCR ASA’s results of operations as if the acquisition occurred on January 1, 2008, the non controlling interest in the historical financial statements is reversed.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER,
dated as of July 26, 2011,
among
DRYSHIPS INC.,
PELICAN STOCKHOLDINGS INC.,
and
OCEANFREIGHT INC.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 26, 2011 (this “Agreement”), among DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), Pelican Stockholdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and OceanFreight Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).

RECITALS

WHEREAS, simultaneously herewith, Parent; Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited (collectively, the “Seller Group”); and the Company are entering into a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Seller Group has agreed to sell to Parent, and Parent has agreed to purchase from the Seller Group, no sooner than August 23, 2011 (the “Scheduled Seller Group Share Purchase Date”), a total of 3,000,856 shares of Class A common stock, par value of $0.01 per share, of the Company (the “Company Common Stock”) for consideration per share consisting of (x) $11.25 in cash and (y) a number of shares of Ocean Rig Common Stock (as defined below) owned by Parent equal to the Exchange Ratio (the date on which such purchase is consummated, the “Seller Group Share Purchase Date”);

WHEREAS, Parent owns 103,125,500, comprising approximately 78%, of the outstanding shares of common stock, par value of $0.01 per share (“Ocean Rig Common Stock”), of Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Ocean Rig”);

WHEREAS, each of the board of directors of the Company (the “Company Board”) and a special committee of independent directors established by the Company Board (the “Special Committee”), the board of directors of the Parent (the “Parent Board”) (on its own behalf and as the sole stockholder of Merger Sub) and the board of directors of Merger Sub (the “Merger Sub Board”) has approved the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions provided for in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1.  Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries, assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of the Company.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise.

“Applicable Law” means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2010, and the footnotes thereto, set forth in the Company 20-F.

“Company Balance Sheet Date” means December 31, 2010.

“Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of the Company or any of its Subsidiaries has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by the Company or any Subsidiary of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, assets (including Vessels), liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) other than for purposes of Section 5.3 and Section 5.18(g), the announcement or consummation of the transactions contemplated by this Agreement and the Purchase Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its Subsidiaries operate, or (ii) any event, circumstance or effect that materially impairs the ability of the Company to perform its obligations under this Agreement or materially delays the consummation of the transactions contemplated by this Agreement.

“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, in the form publicly filed by the Company with the SEC prior to the date hereof.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Environmental Laws” means Applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Exchange Ratio” means 0.52326.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Indebtedness” means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (iii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing.

“Knowledge of Parent” or any similar phrase means the knowledge of the following persons: Pankaj Khanna, George Economou and Ziad Nakhleh.

“Knowledge of the Company” or any similar phrase means the knowledge of the following persons: Antonis Kandylidis, Demetris Nenes and Solon Dracoulis.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands and Greece) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel’s classification society or the insurer(s) of such Vessel.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 5.16(a) of the Company Disclosure Schedule.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Newbuildings” means vessels under construction or newly constructed for the Company or any of its Subsidiaries, other than Owned Vessels.

“Ocean Rig Balance Sheet” means the consolidated balance sheet of Ocean Rig as of December 31, 2010, and the footnotes thereto, set forth in the Ocean Rig Disclosure Document.

“Ocean Rig Balance Sheet Date” means December 31, 2010.

“Ocean Rig Disclosure Document” means the confidential draft disclosure document regarding Ocean Rig.

“Ocean Rig Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Ocean Rig and Ocean Rig’s Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the transactions contemplated by this Agreement and the Purchase Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect Ocean Rig and Ocean Rig’s Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Ocean Rig and Ocean Rig’s Subsidiaries operate.

“Ocean Rig Permitted Liens” means (i) Liens disclosed on the Ocean Rig Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Ocean Rig Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, or (iii) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Material Adverse Effect” means any event, circumstance or effect that (a) materially impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement, or (b) materially delays the consummation of the transactions contemplated by this Agreement.

“Per Share Merger Consideration” means cash equal to $11.25 and a number of shares of Ocean Rig Common Stock owned by Parent equal to the Exchange Ratio; provided, however, that, if the Closing shall occur at any time after the Share Condition Waiver Time, the term “Per Share Merger Consideration” shall mean cash equal to $22.50.

“Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit or franchise of or from any Governmental Authority of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, or (v) other maritime liens, charges and encumbrances incidental to the conduct of the business of each such party, the ownership of any such party’s property and assets and which do not in the aggregate materially detract from the value of each such party’s property or assets or materially impair the use thereof in the operation of its business.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Share Condition Waiver Time” means 5:30 pm New York time on January 26, 2012 so long as at such time all of the conditions to the obligations of the parties set forth in Article X (other than the conditions set forth in Section 10.1(c)) that are required by their terms to be satisfied shall be then satisfied or waived. In the event all of the conditions to the obligations of the parties set forth in Article X (other than the conditions set forth in Section 10.1(c)) that are required by their terms to be satisfied shall not be then satisfied or waived, the “Share Condition Waiver Time” shall be the first time thereafter at which all of the conditions to the obligations of the parties set forth in Article X (other than the conditions set forth in Section 10.1(c)) that are required by their terms to be satisfied shall be satisfied or waived.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Vessels” means Owned Vessels and Leased Vessels.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph,

Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	Section 7.6(a)
Agreement	Preamble
Articles of Merger	Section 2.1(c)
Certificates	Section 3.2(a)
Class B Common Stock	Section 5.4(a)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 5.2(b)
Company Charter Documents	Section 5.1
Company Common Stock	Recitals
Company Disclosure Documents	Section 5.9(a)
Company Rights	Section 5.4(a)
Company SEC Documents	Section 5.7(a)
Company Securities	Section 5.4(d)
Company Stockholder Approval	Section 5.2(a)
Company Stockholders Meeting	Section 9.1(d)
Company Subsidiary Securities	Section 5.5(c)
Confidentiality Agreement	Section 7.4
D&O Insurance	Section 8.3(c)
Effective Time	Section 2.1(c)
Employment-Related Closing Payments	Section 7.8(b)
End Date	Section 11.1(b)
ERISA	Section 5.18(e)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Form F-4	Section 9.1(a)
Indemnified Person	Section 8.3(a)
Interested Party Transaction	Section 5.25
Internal Controls	Section 5.7(e)
Intervening Event	Section 7.6(b)
Leased Vessels	Section 5.15(a)
Material Company Breach	Section 11.1(f)
Material Company Breach of Covenant	Section 11.1(f)

Term	Section

Material Parent Breach	Section 11.1(e)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
MIBCA	Section 2.1(a)
Non-Compete Arrangement	Section 5.16(a)
Notice Period	Section 7.6(b)
Ocean Rig	Recitals
Ocean Rig Common Stock	Recitals
Ocean Rig Preferred Stock	Section 6.7(a)
Ocean Rig SEC Documents	Section 6.9(a)
Ocean Rig Securities	Section 6.7(d)
Ocean Rig Subsidiary Securities	Section 6.8(b)
Owned Vessels	Section 5.15(a)
Parent	Preamble
Parent Board	Recitals
Policies	Section 5.21
Preferred Stock	Section 5.4(a)
Proxy Statement	Section 9.1(a)
Purchase Agreement	Recitals
Real Property Leases	Section 5.14(b)
Rights Plan	Section 5.4(a)
Scheduled Seller Group Share Purchase Date	Recitals
Seller Group	Recitals
Seller Group Share Purchase Date	Recitals
Special Committee	Recitals
Special Committee Recommendation	Section 5.2(b)
Superior Proposal	Section 7.6(d)
Surviving Corporation	Section 2.1(a)
Termination Fee	Section 12.4(b)

ARTICLE II

THE MERGER

Section 2.1.  The Merger.

(a) The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Marshall Islands Business Corporations Act (the “MIBCA”), Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub will cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).

(b) Closing.  Subject to the provisions of Article X, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004 as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c) Effective Time.  At the Closing, the Company and Merger Sub shall cause to be filed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, Merger Sub and the Company and specified in the Articles of Merger in accordance with the MIBCA) (the time the Merger becomes effective, the “Effective Time”).

(d) Effects of the Merger.  The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Corporation.

(e) Articles of Incorporation.  At the Effective Time, by virtue of the Merger, the articles of incorporation of the Company shall be amended so as to read in its entirety as the articles of incorporation of Merger Sub, until thereafter amended in accordance with such articles of incorporation and Applicable Law.

(f) By-Laws.  The Company Board shall take such action as is necessary so that, at the Effective Time, the bylaws of the Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

(g) Directors.  The Company Board shall take such action as is necessary so that, at the Effective Time, the directors of Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.

(h) Officers.  The Company Board shall take such action as is necessary so that, at the Effective Time, the officers of Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;
EXCHANGE OF CERTIFICATES

Section 3.1.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock or shares of common stock of Merger Sub:

(a) Except as otherwise provided in Section 3.1(b) or Section 3.1(c), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or the holder thereof, be converted into the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration. Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Ocean Rig Common Stock or the shares of Company Common Stock shall have changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split or stock combination then, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split or stock combination.

(b) Each share of Company Common Stock held by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Common Stock held by Parent or any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(d) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.2.  Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as Exchange Agent in the Merger (the “Exchange Agent”) for the purpose of exchanging for the Per Share Merger Consideration certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”). Parent shall deliver to the Exchange Agent for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article III the appropriate amount of cash and certificates representing the appropriate number of shares of Ocean Rig Common Stock, if any, payable pursuant to Section 3.1 hereof (such cash and shares of Ocean Rig Common Stock, if any, the “Exchange Fund”), in exchange for outstanding shares of Company Common Stock.

(b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of Certificates whose shares of Company Common Stock were converted into the right to receive the Per Share Merger Consideration, pursuant to Section 3.1 hereof: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the certificates shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the cash consideration to which such holder may be entitled and a certificate representing that number of whole shares of Ocean Rig Common Stock, if any, and the Certificate so surrendered shall forthwith be canceled. If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right of the holder thereof to receive upon such surrender cash and the Per Share Merger Consideration to which such holder is entitled as contemplated by this Section 3.2.

(c) No dividends or other distributions declared or made after the Effective Time with respect to shares of Ocean Rig Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Ocean Rig Common Stock represented thereby, if any, and no cash payment shall be paid to any such holder, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Laws, following surrender of any such Certificate there shall be paid to the record holder of the Certificates representing whole shares of Ocean Rig Common Stock delivered in exchange therefore without interest (i) the amount of cash payable hereunder in respect of the shares of Company Common Stock represented by such Certificate and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Ocean Rig Common Stock, and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender and a payment date subsequent to surrender payable with respect to such whole shares of Ocean Rig Common Stock.

(d) All cash and shares of Ocean Rig Common Stock delivered upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(e) No fractions of a share of Ocean Rig Common Stock shall be paid in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fraction of a share of Ocean Rig Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying $21.50 by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of delivering fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the delivery of fractional shares of Ocean Rig Common Stock.

(f) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth in, this Article III, except as otherwise required by Applicable Law.

(g) Any portion of the cash or shares of Ocean Rig Common Stock comprising the Exchange Fund made available to the Exchange Agent pursuant to Section 3.2(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Common Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such shares of Company Common Stock for the Per Share Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent for payment of the Per Share Merger Consideration in respect of such shares of Company Common Stock without any interest thereon.

(h) Neither Parent nor the Company shall be liable to any holder of shares of Company Common Stock for cash or shares of Ocean Rig Common Stock (including dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to and as required by any applicable abandoned property, escheat or similar law.

(i) The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

Section 3.3.  [Intentionally Omitted]

Section 3.4.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.5.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation) and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article III.

ARTICLE IV

[INTENTIONALLY OMITTED]

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in reasonable detail in the Company Disclosure Schedule or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by the Company and publicly available on or after January 1, 2010 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), the Company represents and warrants to Parent and Merger Sub that:

Section 5.1.  Organization, Qualification and Corporate Power.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company (the “Company Charter Documents”) as currently in effect.

Section 5.2.  Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the transactions contemplated hereby (the “Company Stockholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

(b) At a meeting duly called and held, the Special Committee has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders (other than Parent, Merger Sub, and the Seller Group), (ii) unanimously approved, adopted and declared advisable this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger, (iii) unanimously recommended that the adoption of this Agreement be submitted to the Company Stockholder Meeting to consummate the Merger under the MIBCA, and (iv) unanimously adopted the recommendation by the Special Committee for approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the “Special Committee Recommendation”) (subject to Section 7.6(b)), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement. At a meeting duly called and held, the Company Board has (i) unanimously determined that this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders (other than Parent, Merger Sub, and the Seller Group), (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) unanimously directed that the adoption of this Agreement be submitted to the Company Stockholder Meeting, to consummate the Merger under the MIBCA, and (iv) unanimously adopted the recommendation by the Company Board for approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”) (subject to Section 7.6(b)), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of Nasdaq, and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.3.  Noncontravention.  Except as set forth in Section 5.3 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the Purchase Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 5.2(c), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of the Company or any of its Subsidiaries under any provision of any agreement or other Contract binding upon the Company or any of its Subsidiaries or any Governmental Authorization of the Company or any of its Subsidiaries, (iv) result in the loss of, or creation or imposition of any Lien on, any asset of the Company or any of its Subsidiaries, or (v) result in a violation or breach of, conflict with, constitute a default under or otherwise violate any Material Contract, except in the case of clauses (ii) through (v) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.4.  Capitalization.

(a) The authorized capital stock of the Company consists of (i) 333,333,333 shares of Company Common Stock, (ii) 10,000,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), a portion of which the Company has reserved for issuance upon the exercise of rights distributed to the holders of Company Common Stock pursuant to the Second Amended and Restated Stockholder Rights Agreement, dated as of April 8, 2011, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Plan”) (the rights issued to the holders of Company Common Stock pursuant to the Rights Plan are referred to as the “Company Rights”). As of the date of this Agreement, (i) 5,946,182 shares of Company Common Stock (including 3,334 shares of restricted Company Common Stock) are issued and outstanding, and (ii) no shares of Company Common Stock are held in the treasury of the Company. No shares of Class B Common Stock or Preferred Stock are issued and outstanding. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the MIBCA and the Company Charter Documents or any agreement to which the Company is a party or otherwise bound.

(b) [Intentionally Omitted]

(c) There is no outstanding Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

(d) Except as set forth in this Section 5.4, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Company Common Stock or other Company Securities. Except as may be required by applicable securities laws and regulations, the Company and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Company Common Stock or other Company Securities.

(e) Except as set forth in this Section 5.4, none of (i) the shares of Company Common Stock, or (ii) any Company Securities is owned by any Subsidiary of the Company.

Section 5.5.  Subsidiaries.

(a) Section 5.5(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock or other ownership interest of each such Subsidiary and the name of each holder thereof.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of the Company, are owned by the Company directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”). Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for the Subsidiaries of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company.

Section 5.6.  Indebtedness.  As of the date of this Agreement, outstanding Indebtedness of the Company and each of its Subsidiaries is set forth in Section 5.6 of the Company Disclosure Schedule.

Section 5.7.  SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2008 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Company.

(b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company has made available to Parent copies of all comment letters received by the Company from the SEC prior to the date of this Agreement relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company established and maintains a system (“Internal Controls”) of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made in accordance with management’s general or specific authorizations, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the 1934 Act with respect to such reports. The management of the Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s Internal Controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. True and correct copies of any such disclosures made in writing (and the substance of all such disclosures made orally) have been made available to Parent.

(f) Except as set forth in Section 5.7(f) of the Company Disclosure Schedule, since January 1, 2008, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(g) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and correct.

Section 5.8.  Financial Statements.

(a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated interim financial information (including the related schedules) included or incorporated by reference in the Company SEC Documents complied, and unaudited consolidated interim financial information (including the related schedules) included or incorporated by reference in the Company SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.

Section 5.9.  Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Proxy Statement (defined below), to be filed with the SEC or distributed or otherwise disseminated to the Company stockholders in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the requirements of Applicable Law, including the 1934 Act, to the extent applicable.

(b) (i) The Proxy Statement, as supplemented or amended, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) any Company Disclosure Document (other than the Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Form F-4 (as defined below), at the time of the filing of the Form F-4 or any amendment or supplement thereto, at the time of any distribution or dissemination of the Form F-4 and at the time that the Form F-4 is declared effective, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this

Section 5.9 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents based upon information supplied by Parent or Merger Sub or any of their Representatives specifically for use or incorporation by reference therein.

Section 5.10.  Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by the Company and each of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries, with respect to any material amount of Tax. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).

(g) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j) Neither the Company nor any of its Subsidiaries has, or since January  1, 2007 has had, a permanent establishment in any country other than the country of its organization.

(k) The Company and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) Each of the Company and its Subsidiaries is, and has been for the last five (5) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code.

(m) No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

Section 5.11.  Compliance with Laws; Orders; Permits.

(a) The Company and each of its Subsidiaries is, and has been, in compliance with all Laws, Orders and Permits to which the Company or such Subsidiary, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Permit has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.12.  Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since the Company Balance Sheet Date, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and there has not been any change, event, circumstance, occurrence state of facts, development or effect that has had, or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Other than as expressly required by this Agreement or the Purchase Agreement, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries or event that had such action or event occurred after the date of this Agreement without Parent’s consent, would constitute a breach of Section 7.1.

(c) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date and which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, and (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, nor do the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

Section 5.13.  Tangible Personal Assets.  The Company and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of the Company or any Subsidiary to conduct its business as currently conducted.

Section 5.14.  Real Property.

(a) Owned Real Property.  Neither the Company nor any of its Subsidiaries owns any real property.

(b) Leased Real Property.  All leases under which the Company or any of its Subsidiaries is either lessor or lessee (collectively, the “Real Property Leases”) are valid and binding Contracts of the Company or one of its Subsidiaries, and are in full force and effect (except for those that have terminated or will terminate by their own terms), in each case, except where such failure to be valid, binding or in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries, nor any other party thereto, is in violation or breach of or default (or with notice or lapse of time, or both, would be in violation or breach of or default) under the terms of any such Contract, in each case, except where such default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.15.  Vessels; Maritime Matters.

(a) Section 5.15(a) of the Company Disclosure Schedule contains a list of all vessels owned by the Company or any of its Subsidiaries (the “Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.

Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel’s flag state, except where such failure to be qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of the Company, (i) no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to each of the Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens. Prior to the date of this Agreement, the Company has delivered and made available to the Company accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.

Section 5.16.  Contracts.

(a) Section 5.16(a) of the Company Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries is a party:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which the Company or any of its Subsidiaries is a party to or bound;

(ii) each Contract not contemplated by this Agreement that materially limits the ability of the Company or any of its Subsidiaries or Affiliates to engage or compete in any manner (each such Contract, a “Non-Compete Arrangement”);

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;

(iv) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or agreement providing for indebtedness in excess of $100,000;

(v) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

(vi) each Contract that relates to the acquisition or disposition of, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of its Subsidiaries after the date of this Agreement of assets or any business for consideration with a fair market value in excess of $100,000;

(vii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of stock, sale of assets or otherwise), by the Company or any of its Subsidiaries prior to the date of this Agreement that include provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(viii) each ship-sales, memorandum of agreement or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by the Company (other than Owned Vessels) and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, refund guarantees and future charters;

(ix) each operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel;

(x) each Contract, including any option, with respect to the purchase or sale of any vessel;

(xi) any Contract with a Third Party for the charter of any Vessel;

(xii) each Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(xiii) each voting agreement or registration rights agreement;

(xiv) each management service, consulting, financial advisory or other similar type Contract with any investment or commercial bank;

(xv) each Contract that would or would reasonably be expected to prevent or materially delay or impede the transactions contemplated by this Agreement, including the consummation of the transactions described in the Purchase Agreement or the Merger;

(xvi) each collective bargaining agreement or other Contract with a labor union to which the Company or any of its Subsidiaries is a party or otherwise bound;

(xvii) each Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $100,000 during the 12 months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $100,000 during the 12 months immediately after the date hereof;

(xviii) each Contract that provides for indemnification by the Company or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business or that is not material to the Company;

(xix) each Contract to which the Company or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring the Company or its Affiliates (including, after the Seller Group Share Purchase Date, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(xx) each Contract that includes a guarantee of obligations of any other Person that is not the Company or any of its Subsidiaries;

(xxi) each engagement and retention agreement between the Company or any of its Subsidiaries and any investment bank or financial advisor currently in effect;

(xxii) each Contract under which the execution or delivery of this Agreement or the Purchase Agreement or the consummation of the transactions contemplated hereby or thereby would result in a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation thereunder or the loss of any benefit of the Company or any of its Subsidiaries thereunder under; and

(xxiii) each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries.

(b) The Company has heretofore made available to Parent true and complete copies of the Material Contracts. Except for breaches, violations or defaults which would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Contracts is valid, binding, enforceable and in full force and effect and neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

Section 5.17.  Litigation.  There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement, or (b) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No officer or director of the Company or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary under any Applicable Law. There is no material unsatisfied judgment, penalty or award against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any Orders that have had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.18.  Employee Benefits.

(a) Section 5.18(a) of the Company Disclosure Schedule includes a list of all Company Benefit Plans. The Company has delivered or made available to Parent copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.

(b) Section 5.18(b) of the Company Disclosure Schedule includes a list of all employees of the Company and its Subsidiaries and independent contractors who perform substantially all of their personal services for the Company and its Subsidiaries pursuant to agreements to which the Company and its Subsidiary are parties and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.

(c) Each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all Applicable Laws, except for instances that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and the terms of all Applicable Laws and any related agreement.

(e) None of the Company nor any of its Subsidiaries has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is covered by ERISA.

(f) None of the Company nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of the Company and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(g) Except as set forth in Section 5.18(g) of the Company Disclosure Schedule the execution of, and performance of the transactions contemplated in, this Agreement and the Purchase Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Benefit Plan or related trust or related loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or consultant or trigger the right of any employee to terminate any employment relationship with the Company and its Subsidiaries, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company, or any of its Subsidiaries to amend or terminate any Company Benefit Plan.

Section 5.19.  Labor and Employment Matters.  The Company and all of its Subsidiaries have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no material pending, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. There has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down within the past three years in respect of the Company or any of its Subsidiaries, except where such strike, dispute, work stoppage, request, picket or work slow-down has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.

Section 5.20.  Environmental.  Except for any matter that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is in compliance with all Environmental Laws, (b) the Company and each of its Subsidiaries possesses and is in compliance with all Permits required under Environmental Law for the conduct of their respective operations, and (c) there are no actions pending against the Company or any of its Subsidiaries alleging a violation of any Environmental Law.

Section 5.21.  Insurance.  The Company and its Subsidiaries maintain (i) insurance policies and fidelity bonds covering the Company, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Neither the Company nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice that any Policy has been cancelled. There are no material claims individually or in the aggregate by the Company or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

Section 5.22.  Opinion of Financial Advisor.  The Special Committee has received the written opinion of Fearnley, financial advisor to the Special Committee, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration to be paid pursuant to the Merger is fair to the Company’s stockholders (other than Parent, Merger Sub and the Seller Group) from a financial point of view. The Company has made available to Parent a true and complete copy of such opinion and any engagement or retention agreement (and any amendments, supplements or side letters thereto) between Fearnley and the Company as in effect as of the date hereof.

Section 5.23.  Fees.

(a) Except as set forth in Section 5.23(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability to pay any fees or commissions to any broker, finder or agent with respect to this Agreement or the transactions contemplated hereby. The Company has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

(b) Section 5.23(b) of the Company Disclosure Schedule sets forth the Company’s good faith estimate of the maximum amount of fees and commissions (but not out-of-pocket expenses or disbursements) for which the Company or any of its Subsidiaries will be liable in connection with the Agreement or the transactions contemplated hereby to any accountant, broker, financial advisor, consultant or legal counsel retained by the Company or any of its Subsidiaries.

Section 5.24.  Takeover Statutes; Rights Plan.

(a) The Company has taken all action required to be taken by it in order to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the Company’s articles of incorporation.

(b) The Company has taken all action, if any, necessary or appropriate so that the execution of this Agreement and the Purchase Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in the distribution of the Company Rights under the Rights Plan or the ability of any Person to exercise any Company Rights under the Rights Plan.

Section 5.25.  Interested Party Transactions.  Except as set forth in Section 5.25 of the Company Disclosure Schedule, (a) there are no Contracts or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owners of 3% or more of the outstanding shares of Company Common Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, an “Interested Party Transaction”), and (b) neither any Affiliate of the Company nor any of its Subsidiaries possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, except as disclosed in any report, schedule, form or document filed with, or furnished to, the SEC in respect of the Company pursuant to Rule 13d-1 of the 1934 Act by reporting persons any Person that is the beneficial owner of more than 5% of Company Common Stock. Since December 31, 2010, no event has occurred that would be required to be reported by the Company under Item 404 of Regulation S-K promulgated by the SEC which has not been so reported.

Section 5.26.  Certain Business Practices.  Neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company), any director, officer, agent or employee of the Company or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of the Company or any of its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, or (c) made any other unlawful payment.

Section 5.27.  No Existing Discussions.  As of the date hereof, neither the Company nor any of its Subsidiaries is engaged, directly or indirectly, in any discussions or negotiations with any party other than Parent with respect to an Acquisition Proposal.

Section 5.28.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except in the case of fraud or willful misconduct, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Ocean Rig Disclosure Document, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by Parent and publicly available on or after January 1, 2010 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 6.1.  Organization, Qualification and Corporate Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and Merger Sub has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.2.  Authorization.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws and the rules and regulations of any national securities exchange which are applicable to Parent, Merger Sub or Ocean Rig, and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The preparation and filing by Ocean Rig of the Form F-4 is within the corporate powers of Ocean Rig and has been or will be duly authorized by all necessary corporate action of Ocean Rig.

Section 6.3.  Noncontravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent, Merger Sub or Ocean Rig, (ii) assuming compliance with the matters referred to in Section 6.2(b), contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with matters referred to in Section 6.2(b), require any consent or other action by any Person, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent, Merger Sub or Ocean Rig under any provision of any agreement or other instrument binding Parent, Merger Sub or Ocean Rig or any Governmental Authorization of Parent, Merger Sub or Ocean Rig, or (iv) result in the loss of, or creation or imposition of any Lien on any asset of the Parent, Merger Sub or Ocean Rig with only such exceptions in the case of clauses (ii) through (iv) as would not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect or an Ocean Rig Material Adverse Effect.

Section 6.4.  Disclosure Documents.

(a) The information with respect to Parent, Ocean Rig and any of its Subsidiaries that Parent supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b) The Form F-4, when filed, will comply as to form in all material respects with the applicable requirements of the 1933 Act and, at the time of such filing or the filing of any amendment or supplement thereto and at the time of such distribution or dissemination, will not contain any untrue material misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 6.4 will not apply to statements or omissions included or incorporated by reference in the Form F-4 based upon information supplied to Parent, Merger Sub or Ocean Rig by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 6.5.  Fees.  Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 6.6.  Organization, Qualification and Corporate Power of Ocean Rig.  Ocean Rig is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Ocean Rig is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the articles of incorporation and bylaws of Ocean Rig.

Section 6.7.  Capitalization of Ocean Rig.

(a) The authorized capital stock of Ocean Rig consists of (i) 1,000,000,000 shares of Ocean Rig Common Stock and (ii) 500,000,000 shares of preferred stock, par value $0.01 per share (“Ocean Rig Preferred Stock”). As of the date of this Agreement, (i) 131,696,928 shares of Ocean Rig Common Stock are issued and outstanding, and (ii) no shares of Ocean Rig Common Stock are held in the treasury of Ocean Rig. As of the date hereof, no shares of Ocean Rig Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Ocean Rig have been duly authorized and validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the MIBCA and the articles of incorporation or bylaws of Ocean Rig or any agreement to which Ocean Rig is a party or otherwise bound.

(b) [Intentionally Omitted]

(c) As of the date hereof, there is no outstanding Indebtedness of Ocean Rig or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Ocean Rig may vote.

(d) Except as set forth in this Section 6.7, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Ocean Rig, (ii) securities of Ocean Rig or any of Ocean Rig’s Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Ocean Rig, (iii) warrants, calls, options or other rights to acquire from Ocean Rig or any of Ocean Rig’s Subsidiaries, or other obligation of Ocean Rig or any of Ocean Rig’s Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Ocean Rig, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Ocean Rig (the items in clauses (i) through (iv) being referred to collectively as the “Ocean Rig Securities”). There are no outstanding obligations of Ocean Rig or any of Ocean Rig’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Ocean Rig Securities. Ocean Rig and Ocean Rig’s Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Ocean Rig Common Stock or other Ocean Rig Securities. Except as may be required by applicable securities laws and regulations, as of the date hereof, Ocean Rig and Ocean Rig’s Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Ocean Rig Common Stock or other Ocean Rig Securities.

Section 6.8.  Subsidiaries.

(a) Each Subsidiary of Ocean Rig has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not be reasonably expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. Each such Subsidiary of Ocean Rig is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.

(b) As of the date hereof, all of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Ocean Rig, is owned by Ocean Rig directly or indirectly, free and clear of any Liens (other than Ocean Rig Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of Ocean Rig or any of Ocean Rig’s Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Ocean Rig Subsidiary, (ii) warrants, calls, options or other rights to acquire from Ocean Rig or any of Ocean Rig’s Subsidiaries, or other obligations of Ocean Rig or any of Ocean Rig’s Subsidiaries, or other obligations of Ocean Rig or any of Ocean Rig’s Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Ocean Rig, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Ocean Rig (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Ocean Rig, being referred to collectively as the “Ocean Rig Subsidiary Securities”). As of the date hereof, there are no outstanding obligations of Ocean Rig or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Ocean Rig Securities.

Section 6.9.  Ocean Rig SEC Filings.

(a) Ocean Rig will file with or furnish to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by it from and after the date hereof (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and the Ocean Rig Disclosure Document (including all amendments thereto), the “Ocean Rig SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on Ocean Rig.

(b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Ocean Rig SEC Document complied, and each Ocean Rig SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Ocean Rig SEC Document filed pursuant to the 1934 Act did not, and each Ocean Rig SEC Document filed pursuant to the 1934 Act subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Ocean Rig has not been subject to the periodic reporting requirements of the 1934 Act prior to the date hereof.

(d) Each Ocean Rig SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. To the Knowledge of Parent, as of the date of this Agreement, none of the Ocean Rig SEC Documents is the subject of ongoing SEC review or investigation.

(e) Each of the principal executive officer and principal financial officer of Ocean Rig (or each former principal executive officer and principal financial officer of Ocean Rig, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and correct.

Section 6.10.  Financial Statements.

(a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Ocean Rig and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.

Section 6.11.  Compliance with Laws; Orders; Permits.

(a) Ocean Rig and each of its Subsidiaries is in compliance with all Laws, Orders and Permits to which Ocean Rig or such Subsidiary, or other material assets, is subject (including Maritime Guidelines), except where such failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.

(b) Ocean Rig and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Permit has not had or would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.

Section 6.12.  Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since the Ocean Rig Balance Sheet Date, Ocean Rig and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and there has not been any change, event, circumstance, occurrence state of facts, development or effect that has had, or is reasonably likely to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.

(b) There are no liabilities of Ocean Rig or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Ocean Rig Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Ocean Rig Balance Sheet Date and which are not, individually or in the aggregate, material to Ocean Rig and its Subsidiaries, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, and (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. Ocean Rig is not a party to, nor does Ocean Rig have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Ocean Rig on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ocean Rig in the Ocean Rig SEC Documents.

Section 6.13.  Contracts.  Except for breaches, violations or defaults which would not be reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect, (i) each of Ocean Rig’s material contracts is valid, binding, enforceable and in full force and effect and neither Ocean Rig, nor to the Knowledge of Parent any other party to a material contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such material contract, and (ii) Ocean Rig has not received notice that it has breached, violated or defaulted under any material contract.

Section 6.14.  Tangible Personal Assets.  Ocean Rig and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than Ocean Rig Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of Ocean Rig or any of its Subsidiaries to conduct its business as currently conducted.

Section 6.15.  Labor and Employment Matters.  Ocean Rig has complied with all labor and employment Laws, including all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.

Section 6.16.  Environmental.  Except for any matter that would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect, (a) Ocean Rig is in compliance with all Environmental Laws, (b) Ocean Rig possesses and is compliance with all Permits required under Environmental Law for the conduct of its operations, and (c) there are no actions pending against Ocean Rig alleging a violation of any Environmental Law.

Section 6.17.  Litigation.  There is no Action pending or, to the Knowledge of Parent, threatened against Ocean Rig or any of its Subsidiaries that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement, or (b) has had or would reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. No officer or director of Ocean Rig or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of Ocean Rig or any of Ocean Rig’s Subsidiaries with respect to the performance of his duties as an officer or a director of Ocean Rig or any such Subsidiary under any Applicable Law. There is no material unsatisfied judgment, penalty or award against Ocean Rig or any of Ocean Rig’s Subsidiaries. Neither Ocean Rig nor any of its Subsidiaries is subject to any Orders that have had or would, individually or in the aggregate, reasonably be expected to have an Ocean Rig Material Adverse Effect.

Section 6.18.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article VI, the Company acknowledges that neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Ocean Rig or any of their respective Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement. Except in the case of fraud or willful misconduct, neither Parent nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE VII

CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.1.  Operation of the Company’s Business.

(a) Except (A) as set forth in Section 7.1(a) of the Company Disclosure Schedule, (B) as expressly required by this Agreement or permitted pursuant to Section 7.6 of this Agreement, or (C) with the prior written consent of Parent, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that the Company shall not be obligated to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.

(b) Without limiting the generality of Section 7.1(a), except (A) as set forth in Section 7.1(b) of the Company Disclosure Schedule, (B) as expressly required by this Agreement or permitted pursuant to Section 7.6 of this Agreement, or (C) with the prior written consent of Parent, from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i) amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities (D) purchase, redeem or otherwise acquire any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, or (E) take any action that would result in any amendment, modification or change of any term of, or material default under, any Indebtedness of the Company or any of its Subsidiaries;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any shares of Company Common Stock, shares of Class B Common Stock, shares of Preferred Stock, other Company Securities or Company Subsidiary Securities, or (B) amend any term of any Company Securities or any Company Subsidiary Securities (in each case, whether by merger, consolidation or otherwise);

(iv) incur more than $50,000 of capital expenditures, in the aggregate;

(v) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $50,000 individually or $100,000 in the aggregate;

(vi) enter into or materially amend, modify, extend or terminate any Material Contact or any Interested Party Transaction;

(vii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;

(ix) (A) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of the Company or any of its Subsidiaries any severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing Company Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under Applicable Law (subject to approval of Parent, not to be unreasonably withheld) or pursuant to the terms of such plan;

(x) except as required by GAAP or Regulation S-X under the 1934 Act, make any change in any method of accounting principles, method or practices;

(xi) (A) incur or issue any Indebtedness, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any of its Subsidiaries;

(xii) change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by the Company or any of its Subsidiaries, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the transactions contemplated hereby;

(xiii) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority;

(xiv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xv) waive, release or assign any claims or rights having a value of $50,000 individually or $100,000 in the aggregate;

(xvi) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xvii) knowingly or intentionally take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article X not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

(xviii) take any action which would, directly or indirectly, restrict or impair the ability of Parent or Merger Sub to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company acquired or controlled or to be acquired or controlled by Parent or Merger Sub;

(xix) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Vessel or enter into any contract for the sale or disposal of any Vessel, (C) enter into any contract for the bareboat or time charter-out of any Vessel (including any Vessel owned or chartered-in by the Company or any of its Subsidiaries), (D) defer scheduled maintenance of any Vessel, (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels, provided that the Company will not, and will cause its Subsidiaries not to enter into any contract for the drydocking or repair of any Vessel where the estimated cost thereof is in excess of $100,000 unless, in the case of this clause (E), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Vessel, or

(xx) except as permitted in Section 7.4, authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xix) of this Section 7.1.

Section 7.2.  Operation of Ocean Rig’s Business.  Except (A) as expressly required by this Agreement, or (B) with the prior written consent of the Company, from the date hereof until the Effective Time, Parent shall cause Ocean Rig and each of Ocean Rig’s Subsidiaries to, carry on its business in the ordinary course and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to cause Ocean Rig or Ocean Rig’s Subsidiaries to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship. Parent shall not knowingly or intentionally take or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article X not being satisfied, or that would materially impair the ability of Parent to consummate the Merger in accordance with the terms hereof (including disposition of such quantity of Ocean Rig Common Stock as would result in their having insufficient shares to consummate the transaction contemplated hereby) or materially delay such consummation.

Section 7.3.  [Intentionally Omitted]

Section 7.4.  Access to Information.  After the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of June 28, 2011 between the Company and Parent (the “Confidentiality Agreement”), the Company and Parent shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company, the Subsidiaries, Parent, Merger Sub and Ocean Rig, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company, the Subsidiaries, Parent, Merger Sub and Ocean Rig, as applicable, to cooperate with Parent and the Company in the matters described in clauses (i) and (ii) above.

Section 7.5.  Notice of Developments.  The Company will give prompt written notice to the Parent of any event that has had or would reasonably be expected to give rise to, individually or in the aggregate, a Company Material Adverse Effect. The delivery of any notice pursuant to this Section 7.5 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

Section 7.6.  No Solicitation.

(a) General Prohibitions.  Subject to Section 7.6(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 11.1 and the Effective Time, the Company and its Subsidiaries shall not (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend in a manner adverse to Parent the Special Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 7.6(b)(i)), (vi) approve any transaction under Article K of the Company’s articles of incorporation; or (vii) redeem the Company Rights, amend or modify or terminate the Rights Plan or exempt any Person from, or approve any transaction under, the Rights Plan. The Company and its Subsidiaries shall (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal and require the destruction or return of all non-public materials, documents and information concerning the Company and its Subsidiaries provided to any such Third Party or its Representatives or financing sources. Any failure of any Representative of the Company or any of its Subsidiaries to comply with this Section 7.6 shall constitute a breach by the Company of this Section 7.6, regardless of whether the Company used its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to comply with this Section 7.6.

(b) Exceptions.

(i) Prior to (but not at any time after) the Scheduled Seller Group Purchase Date, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 7.6(a), and (y) the Special Committee reasonably believes in good faith, after consulting with its outside legal and financial advisors, would reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 7.6 if, in the case of either clause (A) or (B), the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law and the Company shall have provided Parent and Merger Sub two (2) Business Days notice of its intention to take any action discussed in clause (A) or (B); provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii) At any time prior to obtaining the Company Stockholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Special Committee or the Company Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an “Intervening Event”), if the Special Committee or the Company Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the Special Committee or the Company Board, as applicable, to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the Special Committee or the Company Board, as applicable, may make an Adverse Recommendation Change; provided, however, that the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 7.6(b)(ii) unless the Company has (A) provided to Parent at least five (5) Business Days’ prior written notice advising Parent that the Special Committee or the Company Board intends to take such action and specifying the facts underlying the Special Committee or the Company Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

(iii) Prior to (but not at any time from or after) the Scheduled Seller Group Share Purchase Date, the Company may, following receipt of and on account of a Superior Proposal, terminate this Agreement to enter into a definitive agreement with respect to, a Superior Proposal in accordance with Section 11.1, or make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 7.6 and the Special Committee reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the Special Committee to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the Company shall not be entitled to terminate this Agreement or effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Company promptly notifies Parent, in writing, at least five (5) Business Days (the “Notice Period”) before making an Adverse Recommendation Change or terminating this Agreement to enter into (or causing a Subsidiary to enter into) a definitive agreement with respect to a Superior Proposal, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change and/or the Company intends to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; (B) the Company attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by Parent, the Company has, and has directed its Representatives to, engaged in negotiations with Parent in good faith to amend this Agreement or increase the Per Share Merger Consideration in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Special Committee shall have determined in good faith, taking into account any changes to this Agreement or increase to the Per Share Merger Consideration made or proposed in writing by Parent and Merger Sub, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Company and a new Notice Period, and no such termination of this Agreement by the Company or Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

In addition, nothing contained herein shall prevent the Special Committee or the Company Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.6; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Special Committee and the Company Board reaffirms the Company Board Recommendation in such statement or in connection with such action, or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).

(c) Required Notices.  The Company and the Company Board shall not take any of the actions referred to in Section 7.6(b) unless the Company shall have first complied with the applicable requirements of this Section 7.6(c).  The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such Acquisition Proposal and its proposed financing sources, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal.

(d) Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “100%”) that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably capable of being fully financed, (ii) the Special Committee determines in good faith by a majority vote, after considering the advice of its outside counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the Acquisition Proposal, and (iii) the Special Committee determines in good faith by a majority vote, after considering the advice of its financial advisor of nationally recognized reputation, would result in a transaction more favorable, from a financial point of view to the Company’s stockholders than the Merger provided hereunder (after taking into account any amendment to this Agreement or increase the Per Share Merger Consideration proposed by Parent).

Section 7.7.  Litigation.

(a) The Company shall promptly advise Parent of any Action involving the Company or any of its officers or directors, or the Special Committee, relating to this Agreement or the Purchase Agreement or the transactions thereunder and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis. The Company shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of Parent.

(b) Parent shall promptly advise the Company of any Action involving Parent or Ocean Rig or any of its officers or directors, relating to this Agreement or the Purchase Agreement or the transactions thereunder and shall keep the Company informed and consult with the Company regarding the status of the Action on an ongoing basis. Parent shall cooperate with and give the Company the opportunity to consult with respect to the defense or settlement of any such Action.

Section 7.8.  Employee Matters.

(a) Employment Agreements.  Prior to the Closing Date, Parent shall use reasonable efforts to enter into employment agreements effective as of the Closing Date, with Demetris Nenes and Solon Dracoulis in form and substance acceptable to Parent and such employees.

(b) Severance.  Section 7.8(b) of the Company Disclosure Schedule sets forth a true and complete list of all severance payments and other employment-related payments due to any officer, director or employee of the Company in connection with, or as a result of, the Closing (the “Employment-Related Closing Payments”). Immediately prior to the Closing, the Company shall pay all Employment-Related Closing Payments. If the Closing occurs prior to December 31, 2011, the Company shall pay directors fees for the directors of the Company through December 31, 2011.

Section 7.9.  Ocean Rig Common Stock.  Parent shall cause the shares of Ocean Rig Common Stock that are to be delivered to the holders of Company Common Stock pursuant to Section 3.2(b) to be free of any Liens and restrictions on transfer, except those imposed by Applicable Law, and preemptive rights at the time of such delivery.

ARTICLE VIII

COVENANTS OF PARENT

Section 8.1.  Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 8.2.  Voting of Shares.

(a) Parent shall cause all shares of Company Common Stock owned beneficially or of record by it, Merger Sub or any of its other Subsidiaries to be voted in favor of adoption of this Agreement at the Company Stockholder Meeting or any postponement or adjournment thereof.

(b) Prior to the Effective Time, Parent shall not vote any of the shares of Company Common Stock owned beneficially or of record by it, Merger Sub or any of its other Subsidiaries in favor of the removal of any director of the Company or in favor of the election of any director not approved by the Special Committee.

Section 8.3.  Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions in their capacities as officers or directors occurring at or prior to the Effective Time to the fullest extent permitted by the MIBCA or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall (subject to the approval of Parent not to be unreasonably withheld or delayed) or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a current or former director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 8.3(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.3.

(e) The rights of each Indemnified Person under this Section 8.3 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, under the MIBCA or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.4.  Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause Ocean Rig to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to ensure that the shares of Ocean Rig Common Stock comprising the Per Share Merger Consideration are listed on Nasdaq prior to or as of the Effective Time.

ARTICLE IX

COVENANTS OF PARENT AND THE COMPANY

Section 9.1.  Company Stockholder Meeting; Proxy Statement; Registration Statement.

(a) As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall cause Ocean Rig to file with the SEC a registration statement on Form F-4 to register, under the 1933 Act, the shares of Ocean Rig Common Stock to be distributed in the Merger (together with all amendments supplements and exhibits thereto, the “Form F-4”), which shall include a prospectus with respect to the shares of Ocean Rig Common Stock to be distributed in the Merger and a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Parent and the Company shall use their respective reasonable best efforts to cause the Form F-4 to be declared effective under the 1933 Act as soon as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4 and Proxy Statement, and the Form F-4 and the Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4 or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall, and Parent shall cause Ocean Rig to, use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form F-4. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall, and Parent shall cause Ocean Rig to, (i) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) consider in good faith all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall, and Parent shall cause Ocean Rig to, advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Ocean Rig Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the 1933 Act, the 1934 Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the delivery of any shares of Ocean Rig Common Stock that comprise the Per Share Merger Consideration, if any.

(b) If prior to the Effective Time, any event occurs with respect to Parent, Ocean Rig or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form F-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form F-4, Parent shall promptly notify the Company of such event, and Parent shall cause Ocean Rig to, and the Company shall, cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form F-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 9.1(b) shall limit the obligations of any party under Section 9.1(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form F-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form F-4, the Company shall promptly notify Parent of such event, and the Company shall, and Parent shall cause Ocean Rig to, cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form F-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 9.1(c) shall limit the obligations of any party under Section 9.1(a).

(d) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold (no earlier than the Scheduled Seller Group Share Purchase Date) a meeting of the stockholders (the “Company Stockholders Meeting”) for the sole purpose of seeking the Company Stockholder Approval. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form F-4 is declared effective under the 1933 Act and to hold the Company Stockholders Meeting as soon as practicable after the Form F-4 becomes effective and (ii) subject to Section 7.6(b), solicit the Company Stockholder Approval. The Special Committee and the Company Board shall recommend to the holders of shares of Company Common Stock that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Special Committee or the Company Board shall have made an Adverse Recommendation Change as permitted by Section 7.6(b). The Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 9.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Adverse Recommendation Change.

Section 9.2.  Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Section 7.6(b).

(b) Notwithstanding anything in this Section 9.2 or otherwise in this Agreement, none of Parent, Merger Sub or the Company shall be required, without the prior written consent of Parent, to consent to any requirement, condition, limitation, understanding, agreement or order (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of the Company, the Surviving Corporation, Parent or Merger Sub or any of their respective Subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of the Company, the Surviving Corporation, Parent or Merger Sub or any of their respective Subsidiaries.

Section 9.3.  Certain Filings.  The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Form F-4, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Form F-4 and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 9.4.  Public Announcements.  Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, neither the Company nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of the Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent.

Section 9.5.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.6.  Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 9.7.  Takeover Provisions.  If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation or provision of the articles of incorporation of the Company shall become applicable to the transactions contemplated by this Agreement or the Purchase Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors and the Special Committee shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement or the Purchase Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 9.8.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

ARTICLE X

CONDITIONS TO THE MERGER

Section 10.1.  Conditions to Obligations of Each Party.  The respective obligations of each party hereto to effect the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with the MIBCA;

(b) no Applicable Law preventing or prohibiting the consummation of the Merger shall be in effect; and

(c) (i) the Form F-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and (ii) the shares of Ocean Rig Common Stock included in the Per Share Merger Consideration payable to the holders of shares of Company Common Stock pursuant to the Merger shall have been approved for listing on Nasdaq, subject to the completion of the Merger.

Notwithstanding the foregoing, the conditions set forth in clause (c) above need not be satisfied in connection with any Closing after the Share Condition Waiver Time.

Section 10.2.  Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are further subject to the satisfaction by Parent of the following conditions:

(a) (i) the representations and warranties of Parent contained in Section 6.1, and Section 6.2 of this Agreement (disregarding all materiality, Parent Material Adverse Effect and Ocean Rig Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (ii) the representations and warranties of Parent contained in Section 6.7 of this Agreement shall be true and correct as of the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), and (iii) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality, Parent Material Adverse Effect and Ocean Rig Material Adverse Effect qualifications contained therein) shall be true and correct as of the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or an Ocean Rig Material Adverse Effect;

(b) Parent and Merger Sub shall have performed in all material respects all of the obligations required to be performed by them under this Agreement on or prior to the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable;

(c) from the date hereof and through the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or an Ocean Rig Material Adverse Effect; and

(d) Parent shall have delivered to the Company as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b) and (c) of this Section 10.2 have been satisfied as of the Closing Date.

Section 10.3.  Conditions to Obligations of Parent and Merger Sub.  The obligations of the Parent and Merger Sub to effect the Merger is further subject to the satisfaction by the Company of the following conditions:

(a) (i) the representations and warranties of the Company contained in Section 5.1, Section 5.2, and Section 5.16 (relating to Non-Compete Arrangements) of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (ii) the representations and warranties of the Company contained in Section 5.4 of this Agreement shall be true and correct as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), and (iii) all of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects all of the obligations required to be performed by it under this Agreement on or prior to the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or Closing Date (in connection with the Closing), as applicable; and the Company shall have delivered to Parent on the Closing Date a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the condition set forth in this clause (b) shall be then satisfied;

(c) from the date hereof through the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, through the Closing Date), there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(d) the Company shall have delivered to Parent as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the conditions set forth in clauses (a), (b) and (c) of this Section 10.3 have been satisfied.

Notwithstanding the foregoing, the conditions set forth in this Section 10.3 (other than clause (b)) need not be satisfied in connection with any Closing after the Seller Group Share Purchase Date.

ARTICLE XI

TERMINATION; AMENDMENT; WAIVER

Section 11.1.  Termination.  This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the Company Stockholder Approval); provided that a majority vote of the Special Committee shall be necessary for termination by the Company and the Special Committee may prosecute any action related to this Agreement and the Purchase Agreement on behalf of the Company:

(a) by mutual written agreement of the Company and Parent; or

(b) by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before March 26, 2012 (the “End Date”); or

(ii) there shall be any Applicable Law that prohibits the Company, Parent, or Merger Sub from consummating the Merger and such prohibition shall have become final and nonappealable; or

(c) by Parent, prior to the Seller Group Share Purchase Date, if:

(i) an Adverse Recommendation Change shall have occurred;

(ii) the Company shall have entered into a binding agreement (other than a confidentiality agreement contemplated by Section 7.6(b)(i)) relating to any Acquisition Proposal;

(iii) the Special Committee or the Company Board fails publicly to reaffirm its recommendation of this Agreement or the Merger within five (5) Business Days of receipt of a written request by Parent or Merger Sub to provide such reaffirmation following an Acquisition Proposal; or

(iv) the Company or any of its Representatives shall have materially breached (or deemed pursuant to the terms thereof to have materially breached) any of its obligations under Section 7.6;

(d) by the Company, prior to the Scheduled Seller Group Share Purchase Date, in accordance with Section 7.6(b)(iii), provided that the Company pays to Parent the amount due pursuant to Section 12.4(b) in accordance with the terms specified therein, and immediately following termination of this Agreement the Company enters into a definitive agreement with respect to a Superior Proposal;

(e) by the Company, if Parent and Merger Sub shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of Parent and Merger Sub shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2 (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; and

(f) by Parent,

(i) if the Company shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement (other than the covenants or obligations set forth in Section 7.6, in respect of which Section 11.1(c)(iv) shall apply), which breach or failure to perform, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(b) (such circumstance, a “Material Company Breach of Covenant”), and such Material Company Breach of Covenant cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure, or

(ii) on or prior to the Seller Group Share Purchase Date, if any representation or warranty of the Company shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which failure to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3 (such circumstance, a “Material Company Breach”), and such Material Company Breach cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Company of such failure.

The party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other party.

Section 11.2.  Effect of Termination.  If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional breach by a party of its obligations hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Sections 12.1, 12.4, 12.7, 12.8 and 12.9 shall survive any termination hereof pursuant to Section 11.1.

ARTICLE XII

MISCELLANEOUS

Section 12.1.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Sub, to:

DryShips Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Attention: Pankaj Khanna
Facsimile No.: 30 2108090577

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Philip Richter, Esq.
Facsimile No.: (212) 859-4000

and

Fried, Frank, Harris, Shriver & Jacobson LLP
99 City Road
London, EC1Y 1AX, England
Attention: Robert Mollen, Esq.
Facsimile No.: 011.44.20.7972.9602

if to the Company, to:

Special Committee
Attention: John Liveris
c/o Oceanfreight Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Facsimile No.: 302106140284

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: James Abbott, Esq. / Gary J. Wolfe, Esq.
Facsimile No.: (212) 480-8421

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 12.2.  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 12.3.  Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment shall require the approval of a majority of the Special Committee, and (ii) after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the MIBCA unless such amendment is subject to stockholder approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.4.  Expenses.

(a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 11.1(c) or by the Company pursuant to Section 11.1(d), then the Company shall pay to Parent in immediately available funds the Termination Fee, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, at the time of such termination. “Termination Fee” means $4.5 million in cash.

(ii) If (A) this Agreement is terminated by Parent pursuant to Section 11.1(f), (B) prior to termination of this Agreement an Acquisition Proposal (with 45% being substituted for references to 15% in the definition thereof for the purposes of this Section 12.4(b)(ii)) shall have been made, and (C) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to or recommends to its shareholders any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay the Termination Fee to Parent in immediately available funds within two Business Days after the occurrence of the last of the events described in clauses (A), (B) and (C) of this Section 12.4(b)(ii).

(c) Other Costs and Expenses.  The Company acknowledges that the agreements contained in this Section 12.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 12.4, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d) Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

Section 12.5.  Disclosure Schedules.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and any other representations and warranties of the Company that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent. The mere inclusion of an item in the Company Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 12.6.  Waiver.  At any time prior to the Effective Time, whether before or after the Company Stockholder Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. At any time prior to the Effective Time, whether before or after the Company Stockholder Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of Parent or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Section 12.7.  Governing Law.  This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger.

Section 12.8.  Jurisdiction.  EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT

THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

Section 12.9.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.11.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 12.14.  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 12.15.  Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 12.16.  Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 8.3, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 8.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

DRYSHIPS INC.

By:	/s/ Pankaj Khanna
Name:     Pankaj Khanna

Title:	COO

PELICAN STOCKHOLDINGS INC.

By:	/s/ Pankaj Khanna
Name:     Pankaj Khanna

Title:	Attorney-in-fact

OCEANFREIGHT INC.

By:	/s/ Demetris Nenes
Name:     Demetris Nenes

Title:	PRESIDENT — COO

[Signature Page to the Agreement and Plan of Merger]

OCEANFREIGHT INC.

DISCLOSURE SCHEDULES
(the “Company Disclosure Schedules”)

[SCHEDULE INTENTIONALLY LEFT BLANK]

Annex B

Execution Version

PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT (this “Agreement”), is made and entered into as of July 26, 2011, by and among Basset Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Basset”), Steel Wheel Investments Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“Steel Wheel”), Haywood Finance Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“Haywood” and, together with Basset and Steel Wheel, the “Sellers”), OceanFreight Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) and DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Purchaser”).

Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement and Plan of Merger, dated as of the date of this Agreement (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, the Purchaser and Pelican Stockholdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands that is a wholly-owned subsidiary of the Purchaser (“Merger Sub”).

WITNESSETH:

WHEREAS, (i) Basset owns 866,666 shares (the “Basset Shares”) of common stock, par value $0.01 of the Company (“Common Stock”); (ii) Steel Wheel owns 351,333 shares (the “Steel Wheel Shares”) of Common Stock; and (iii) Haywood owns 1,782,857 shares (the “Haywood Shares” and, together with the Steel Wheel Shares and the Basset Shares, the “Seller Shares”) of Common Stock;

WHEREAS, Basset, Steel Wheel and Haywood are each Controlled by Mr. Antonis Kandylidis (“Mr. Kandylidis”);

WHEREAS, the Purchaser wishes to purchase from the Sellers, and the Sellers wish to sell to the Purchaser, all of the Seller Shares on the terms and subject to the conditions of this Agreement; and

WHEREAS, simultaneously herewith, the Company, the Purchaser and Merger Sub, are entering into the Merger Agreement, pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving corporation in accordance with the Marshall Islands Business Corporations Act (the “Merger”).

ACCORDINGLY, the parties hereto hereby agree as follows:

1. Sale and Purchase of Shares.  On the terms and subject to the conditions contained in this Agreement, the Purchaser shall purchase from each of the Sellers, and each of the Sellers shall sell to the Purchaser, free and clear of any pledges, liens, claims, security interests, encumbrances, options, proxies, voting agreements or any other rights of third parties of any kind (“Liens”), all of the Seller Shares owned by such Seller, for consideration per share consisting of (x) $11.25 net to the Sellers in cash without interest (less any applicable withholding taxes) and (y) 0.52326 shares of common stock (the “Ocean Rig Common Stock”) of Ocean Rig UDW Inc. (“Ocean Rig”), (such consideration, with respect to the Seller Shares of each Seller, the “Purchase Consideration”). Notwithstanding the foregoing, no fractions of a share of Ocean Rig Common Stock shall be paid to a Seller, but in lieu thereof each Seller otherwise entitled to a fraction of a share of Ocean Rig Common Stock shall be entitled to receive an amount of cash (without interest) determined by multiplying $21.50 by the fractional share interest to which such Seller would otherwise be entitled.

2. Payment; Delivery of Shares.  The Purchase Consideration payable to each Seller for its Seller Shares shall be paid by the Purchaser to the applicable Seller at the Seller Closing (as herein after defined) (x) with respect to the cash portion, by wire transfer of immediately available funds from the Purchaser to one or more bank accounts of the Sellers for which wiring instructions shall be provided by such Seller to the Purchaser at least two (2) business days prior to the Seller Closing, and (y) with respect to the share portion, by delivery by the Purchaser to such Seller of stock certificate or certificates (endorsed to such Seller) representing the applicable number of shares of Ocean Rig Common Stock, together with any documents that, in the reasonable judgment of each Seller, are necessary to transfer and convey to, and vest in, the Seller such number of shares of Ocean Rig Common Stock, free and clear of all Liens (other than restrictions under the securities laws (including the restrictions described in Section 7.9 hereof) and the restriction under Section 9.8 hereof). At the Seller Closing, each of the Sellers shall deliver to the Purchaser a stock certificate or certificates (endorsed to the Purchaser) representing the Seller Shares of such Seller, together with any documents that, in the reasonable judgment of the Purchaser, are necessary to transfer and convey to, and vest in, the Purchaser good and valid title to such Seller Shares, free and clear of all Liens (other than restrictions under the securities laws). The Purchaser shall not be obligated to purchase any of the Seller Shares at the Seller Closing unless all of the Seller Shares have been delivered by the Sellers in accordance with this Section 2.

3. Seller Closing; Mutual Option.

(a) Subject to the provisions of Section 12, the closing of the purchase and sale of the Seller Shares hereunder (the “Seller Closing”) shall take place one (1) Business Day after the date the conditions set forth in Section 12 (other than conditions that by their nature are to be satisfied at the Seller Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Seller Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions. The Seller Closing shall occur at the headquarters of the Purchaser, 80 Kifissias Avenue, Amaroussion, 15125 Athens, Greece or such other location as shall be agreed by the Purchaser and the Sellers. The date on which the Seller Closing occurs in accordance with this Agreement is referred to in this Agreement as the “Seller Closing Date.” Notwithstanding anything to the contrary in this Agreement, the Seller Closing Date shall not be prior to 5:00 P.M. Greece time on August 23, 2011.

(b) In the event the Share Condition Waiver Time shall occur and the Per Share Merger Consideration shall be converted to $22.50 in cash, (i) each of the Sellers or its Designee (as defined in Section 14 below) shall have the option, exercisable on and from the Effective Time until 25 days after the Effective Time, to sell to the Purchaser for a price of $21.50 in cash per share all or part of the shares of Ocean Rig Common Stock delivered to such Seller pursuant to Section 2 hereof, and such Seller or its Designee shall transfer such shares to the Purchaser, and the Purchaser shall purchase such shares, promptly, and in any event within three (3) Business Days of receipt of written notice from such Seller or such Seller’s Designee of the exercise of such Seller’s or Designee’s option under this Section 3(b)(i); and (ii) the Purchaser shall have the option, exercisable on and from the Effective Time until 25 days after the Effective Time, to acquire for a price of $21.50 in cash per share from each of the Sellers or its Designee all or part of the shares of Ocean Rig Common Stock delivered to such Seller pursuant to Section 2 hereof, and such Seller or its Designee shall transfer such shares to the Purchaser, and the Purchaser shall purchase such shares, promptly, and in any event within three (3) Business Days of receipt of written notice from the Purchaser of the exercise of the Purchaser’s option under this Section 3(b)(ii). In case any of the Sellers or its Designee or the Purchaser exercises its respective right, such Seller or its Designee, as applicable shall deliver to the Purchaser a stock certificate or certificates (endorsed to the Purchaser) representing the shares of Ocean Rig Common Stock of such Seller or its Designee, as applicable, together with any documents that, in the reasonable judgment of the Purchaser, are necessary to transfer and convey to, and vest in, the Purchaser good and valid title to such shares, free and clear of all Liens (other than restrictions under the securities laws), and the Purchaser shall, simultaneously with the delivery of such shares, pay the consideration to such Seller or its Designee, as applicable, by wire transfer of immediately available funds to one or more bank accounts of such Seller or its Designee, as applicable, for which wiring instructions shall be provided by such Seller or its Designee, as applicable, to the Purchaser.

4. Documentation and Information.  Each party (a) consents to and authorizes the publication and disclosure by the other parties of the other parties’ identity and holding of Seller Shares, Mr. Kandylidis’ identity and beneficial ownership of the capital stock of the Sellers, the nature of the other parties’ commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any information that each other party reasonably determines is required to be disclosed by such party under Applicable Law in any press release and any disclosure documents in connection with the transactions contemplated hereby or by the Merger Agreement and (b) agree to promptly give to the other parties any information such other parties may reasonably require for the preparation of any such disclosure documents. Each party agrees to promptly notify the other parties of any required corrections with respect to any information supplied by such party specifically for use in any such disclosure document, if and to the extent that any such information shall be or have become false or misleading in any material respect.

5. Voting Agreement; Irrevocable Proxy

5.1 From the date hereof until termination of this Agreement in accordance with Section 13 hereof, each of the Sellers hereby irrevocably and unconditionally agrees that at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called (each, a “Stockholder Meeting”), or in any other circumstance in which the vote, consent or other approval of the holders of Common Stock is sought (in writing or otherwise), such Seller, as applicable, shall:

(a) be present, in person or represented by proxy, or otherwise cause its Seller Shares or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly to be counted for purposes of determining the presence of a quorum at such meeting to the fullest extent that its Seller Shares (or such other shares) shall be entitled to be present at such meeting; and

(b) vote (or cause to be voted) all of its Seller Shares or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly, or execute and deliver a written consent (or cause a written consent to be executed and delivered) with respect to all of its Seller Shares or any such other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly, in connection with any meeting of the stockholders of the Company or any action by written consent in lieu of a meeting of stockholders of the Company, in each case, to the fullest extent that its Seller Shares or such other shares shall be entitled to be voted at the time of any vote or action by written consent:

(i) in favor of (A) approval and adoption of the Merger Agreement, the Merger and each of the other transactions contemplated by the Merger Agreement and, (B) without limiting the preceding clause (A), the approval of any proposal to adjourn or postpone the Stockholder Meeting at which such approval and adoption is to be sought at a later date if there are not sufficient votes for approval and adoption of the Merger Agreement on the date on which such Stockholder Meeting (or any adjournment or postponement thereof) is held; and

(ii) only as directed by the Purchaser with respect to (A) any proposal, action, transaction or contract that would reasonably be expected to (x) frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect the purchase or sale of the Seller Shares hereunder, the Merger or any other transactions contemplated hereby or by the Merger Agreement, (y) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or the Sellers under this Agreement or the Merger Agreement (including, in the case of any representation or warranty, as if such representation or warranty was repeated at all times up to and including the Effective Time), or (z) result in any of the conditions set forth in Article X of the Merger Agreement not being fulfilled or satisfied, (B) any Acquisition Proposal and any action in furtherance of any Acquisition Proposal, (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, or any other extraordinary transaction involving the Company, and (D) subject to compliance with Section 8.2(b) of the Merger Agreement, any change in the business, management or the board of directors of the Company.

5.2 Each of the Sellers hereby revokes (or agrees to cause to be revoked) any proxies that it or he may have heretofore granted and hereby irrevocably appoints the Purchaser as attorney-in-fact and proxy for and on behalf of such Seller, for and in the name, place and stead of such Seller, to (a) attend any and all Stockholder Meetings, (b) vote, express consent or dissent or issue instructions to the record holder to vote its Seller Shares, or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly, in accordance with the provisions of Section 5.1 (b) hereof at any such meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 5.1, all written consents with respect to its Seller Shares or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable and shall not be terminated by operation of Applicable Law or upon the occurrence of any other event other than the termination of this Agreement in accordance with Section 13 hereof. Each of the Sellers authorizes such attorney and proxy to substitute any other person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. Each of the Sellers hereby affirms that the irrevocable proxy set forth in this Section 5.2 is given in connection with and granted in consideration of and as an inducement to the Purchaser and Merger Sub to enter into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Sellers under Section 5.1. The Purchaser covenants and agrees with the Sellers that the Purchaser will exercise the foregoing proxy consistent with the provisions of Section 5.1.

5.3 The parties hereto hereby agree and acknowledge that neither any other party hereto, nor such party’s respective successors, assigns, subsidiaries, divisions, employees, officers, directors, shareholders, agents or affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of actions, costs, expenses (including attorneys’ fees) and compensation of any kind or nature whatsoever to any other party hereto or its affiliates in connection with or as a result of any voting by the Purchaser of the Seller Shares, or any other shares of Common Stock that the Sellers or their affiliates may at any time beneficially own directly or indirectly, as contemplated hereby. The parties hereto acknowledge that, pursuant to the authority hereby granted under the proxy, the Purchaser may vote the Seller Shares, or any other shares of Common Stock that the Sellers or their Affiliates may at any time beneficially own directly or indirectly, in furtherance of its own interests, and the Purchaser is not acting as a fiduciary of the Sellers, any affiliates of any Seller, or the Company.

6. Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to each of the Sellers as follows:

6.1 The Purchaser is duly organized, validly existing and in good standing under the applicable laws of the Republic of the Marshall Islands;

6.2 The Purchaser has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

6.3 This Agreement has been duly and validly authorized, executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by and on behalf of each the other parties hereto, constitutes a legal, valid and binding agreement of the Purchaser, enforceable in accordance with its terms;

6.4 The Ocean Rig Common Stock to be delivered to the Sellers hereunder has been duly and validly issued and will be delivered to the Sellers free of any Liens and restrictions on transfer (except as provided hereunder and under the securities laws) and preemptive rights;

6.5 No Person will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Sellers for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser;

6.6 The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) result in the imposition of any Liens under, cause or permit the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, security agreement, lease, guaranty, joint venture agreement, or other contract, agreement or instrument to which the Purchaser or Ocean Rig is a party or by which it, Ocean Rig or any of the Ocean Rig Common Stock to be delivered hereunder is subject or bound, or (ii) result in a breach or violation by the Purchaser or Ocean Rig of any law, rule or regulation or any order, injunction, judgment or decree of any Governmental Authority to which Purchaser or Ocean Rig is a party or by which either the Purchaser or Ocean Rig or any of the Ocean Rig Common Stock to be delivered hereunder is subject or bound, except as would not reasonably be expected to materially impair the ability of the Purchaser to perform its obligations under this Agreement.

6.7 The Purchaser has such knowledge and experience in financial and business matters and in buying equity securities that it is capable of evaluating the merits and risks of the acquisition of the Seller Shares in exchange for Ocean Rig Common Stock pursuant to Section 2 hereof, and it is able to bear the economic risk of such acquisition and is able to sustain a complete loss with regard to such acquisition. The Purchaser acknowledge that (x) it has had access to all such information regarding the Company and the Seller Shares and has made all such investigation with respect thereto as it deems necessary or appropriate to make the decision to enter into this Agreement, and it has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relevant to the acquisition of the Seller Shares, (y) it has had the opportunity to ask questions to the Sellers and the Company concerning the Company and the Seller Shares and (z) in making its decision to enter into this Agreement, it has relied and will rely on its own investigation and, to the extent it deems appropriate, on consultations with its independent advisors. The Purchaser is an “accredited investor” within the meaning of Rule 501 under the 1933 Act. The Purchaser is acquiring the Seller Shares for its own the account only for investment purposes and not with a view to any resale or distribution, within the meaning of the U.S. securities laws, of such shares. The Purchaser understands that the Seller Shares delivered to it pursuant to Section 1 hereof are “restricted securities” as defined in Rule 144(a)(3) under the 1933 Act. The Purchaser agrees that so long as such shares are restricted securities, such shares may not be reoffered, resold, pledged or otherwise transferred except (i) to the Company, (ii) pursuant to a registration statement that has been declared effective under the 1933 Act, (iii) outside the United States in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the 1933 Act or (iv) pursuant to any other available exemption from the registration requirements of the 1933 Act, and, in each case, such offer, sale, pledge or transfer must be made in accordance with all applicable laws and regulations, including any applicable securities laws of any state of the United States. The Company has the right to place legends on the stock certificates to the effect that the shares delivered to The Purchaser are subject to the restrictions of this Section 6.7.

7. Representations and Warranties of the Sellers.  The Sellers, jointly and severally, represent and warrant to the Purchaser as follows:

7.1 Each of the Sellers is duly organized, validly existing and in good standing under the applicable laws of the jurisdiction in which it is incorporated or constituted;

7.2 Each of the Sellers has the necessary legal capacity, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

7.3 This Agreement has been duly and validly authorized, executed and delivered by each of the Sellers and, assuming due authorization, execution and delivery by and on behalf of the Purchaser, constitutes a legal, valid and binding obligation of each of the Sellers, enforceable in accordance with its terms;

7.4 Mr. Kandylidis is the Controlling stockholder of each Seller; Basset owns, beneficially and of record, all of the Basset Shares; Steel Wheel owns, beneficially and of record, all of the Steel Wheel Shares; and Haywood owns, beneficially and of record, all of the Haywood Shares; in each case, free and clear of any Liens, and each of the Sellers will transfer to the Purchaser good and valid title to the Seller Shares free and clear of any Liens at the Seller Closing;

7.5 Neither the Sellers nor any Affiliates of any Seller own beneficially or otherwise, directly or indirectly, any shares of Common Stock (other than the Seller Shares) or any options, warrants or other rights to acquire, currently, in the future or upon the occurrence of certain events shares of Common Stock;

7.6 The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) result in the imposition of any Liens under, cause or permit the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, security agreement, lease, guaranty, joint venture agreement, or other contract, agreement or instrument to which any of the Sellers or Mr. Kandylidis is a party or by which any of the Sellers or Mr. Kandylidis or any of the Seller Shares is subject or bound, or (ii) result in a breach or violation by any of the Sellers or Mr. Kandylidis of any law, rule or regulation or any order, injunction, judgment or decree of any court, regulatory agency or other governmental authority (individually and collectively, a “Governmental Authority”) to which any of the Sellers or Mr. Kandylidis is a party or by which any of the Sellers or Mr. Kandylidis or any of the Seller Shares is subject or bound;

7.7 Except in respect of the matters addressed in Sections 8.1 and 8.2 hereof, there exists no restriction upon the sale and delivery to the Purchaser of the Seller Shares by any of the Sellers, nor are any of the Sellers required to obtain the approval of any person or entity or any court, governmental authority or regulatory agency to effect the sale of the Seller Shares in accordance with the terms hereof;

7.8 Except as set forth in Section 22 hereof, no Person will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Purchaser or the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of any of the Sellers or Mr. Kandylidis; and

7.9 Each of the Sellers has such knowledge and experience in financial and business matters and in buying equity securities that each is capable of evaluating the merits and risks of the acquisition of shares of Ocean Rig Common Stock in exchange for Seller Shares pursuant to Section 2 hereof, and each is able to bear the economic risk of such acquisition and is able to sustain a complete loss with regard to such acquisition. The Sellers acknowledge that (x) they have had access to all such information regarding Ocean Rig and Ocean Rig Common Stock and have made all such investigation with respect thereto as they deem necessary or appropriate to make the decision to enter into this Agreement, and they have satisfied themselves concerning the relevant tax, legal, currency and other economic considerations relevant to the acquisition of shares of Ocean Rig Common Stock, (y) they have had the opportunity to ask questions to the Purchaser concerning Ocean Rig and Ocean Rig Common Stock and (z) in making their decision to enter into this Agreement, they have relied and will rely on their own investigation and, to the extent they deem appropriate, on consultations with their independent advisors. Each of the Sellers is an “accredited investor” within the meaning of Rule 501 under the 1933 Act. The Sellers are acquiring the shares of Ocean Rig Common Stock for their own account only for investment purposes and not with a view to any resale or distribution, within the meaning of the U.S. securities laws, of such shares. The Sellers understand that the shares of Ocean Rig Common Stock delivered to them pursuant to Section 2 hereof are “restricted securities” as defined in Rule 144(a)(3) under the 1933 Act. The Sellers agree that so long as such shares are restricted securities, such shares may not be reoffered, resold, pledged or otherwise transferred except (i) to Ocean Rig, (ii) pursuant to a registration statement that has been declared effective under the 1933 Act, (iii) outside the United States in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the 1933 Act or (iv) pursuant to any other available exemption from the registration requirements of the 1933 Act, and, in each case, such offer, sale, pledge or transfer must be made in accordance with all applicable laws and regulations, including any applicable securities laws of any state of the United States. The Purchaser may place (or cause to be placed) legends on the stock certificates representing the shares of Ocean Rig Common Stock being delivered to the Sellers hereunder to the effect that the shares delivered to the Sellers are subject to the restrictions of this Section 7.9 and Section 9.7 hereof.

8. Representations of the Company.

8.1 The Company has irrevocably taken all action required to be taken by it in order to exempt this Agreement and completion of the transactions contemplated hereby from, and this Agreement is and the transactions contemplated hereby will be, exempt from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the Company’s articles of incorporation or by-laws.

8.2 The Company has irrevocably taken all action necessary or appropriate so that the execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the distribution of the Company Rights (defined below) under the Second Amended and Restated Stockholders Rights Agreement, dated as of April 8, 2011 as amended (the “Rights Plan”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the rights issued to the holders of Common Stock pursuant to the Rights Plan are referred to as the “Company Rights”) or the ability of any Person to exercise any Company Rights under the Rights Plan.

8.3 The Company has taken all action to vest any unvested Seller Shares, and eliminate any restriction on transfer applicable to any of the Seller Shares, effective as of immediately prior to the Seller Closing.

9. Covenants

9.1 From the date hereof until the termination of this Agreement in accordance with Section 13 hereof, the Sellers will not, except as expressly required hereby, offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, enter into any derivative transaction (including, without limitation, any short sale or swap) with respect to, grant any proxy with respect to, lend, or otherwise transfer or dispose of, directly or indirectly, the Seller Shares or any other shares of Common Stock that the Sellers may at any time beneficially own directly or indirectly or any other rights or interests arising out of or associated with the Seller Shares or such other shares, or take any other action that would breach any of their or the Company’s covenants or agreements hereunder or under the Merger Agreement or make any of their respective representations or warranties to be untrue or incorrect or in any way interfere with the performance of their or the Company’s obligations hereunder or under the Merger Agreement or the transactions contemplated by the Merger Agreement.

9.2 Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

9.3 The parties will consult with one another before issuing any press release or otherwise making any public statement with respect to this Agreement, and shall not issue any such press release or make any such public statement absent mutual agreement thereon, provided, however, that each party hereto shall be entitled to make such press release, announcement or filing as it deems, in its reasonable discretion, to be necessary or appropriate under applicable law or stock exchange requirement.

9.4 The Company hereby agrees to take all actions necessary so that, upon consummation of the purchase and sale of the Seller Shares contemplated hereby, the Purchaser shall be the record owner of the Seller Shares and the Company shall list the Purchaser as the owner of record of the Seller Shares on the books and records of the Company.

9.5 The Sellers hereby agree that they will promptly notify the Purchaser in writing of any new shares of Common Stock or other shares of capital stock or securities of the Company directly or indirectly acquired by the Sellers or any Affiliate of any Seller, or of which the Sellers or any Affiliate of any Seller become directly or indirectly the beneficial owner, if any, after the date hereof.

9.6 This Agreement shall not be deemed to create any contractual duty to disclose any material, nonpublic, confidential information regarding Ocean Rig or the Company, including Ocean Rig’s or the Company’s financial condition, results of operations, businesses, properties, assets, liabilities, management, projections, appraisals, plans (including potential acquisitions and sales of assets and debt and equity financing activities) and prospects (collectively, the “Information”). Each of the parties hereto acknowledges and agrees that (i) each other party hereto and its subsidiaries and affiliates currently may have access to and/or be in the possession of, and later may come into possession of, Information that is not known to the other parties hereto and that may be material to a decision to acquire shares of Common Stock or Ocean Rig Common Stock, (ii) each party hereto has no duty (fiduciary or otherwise) to disclose to the other parties hereto or their respective affiliates any of the Information, (iii) the parties have determined to enter into this Agreement and to purchase and sell the Seller Shares and acquire and sell the shares of the Ocean Rig Common Stock on the terms and conditions set forth herein notwithstanding their lack of knowledge of the Information and notwithstanding that such Information, if known to the other parties, might affect their decision to, and the price at which such parties would be willing to, purchase and sell the Seller Shares and acquire and sell shares of the Ocean Rig Common Stock, (iv) each party hereto has not requested, and will not request, from the other parties hereto any of the Information that such other parties may now have or of which such other party may later come into possession, (v) each party hereto has not relied in any way upon any act, statement or omission of any other party hereto or any of its subsidiaries or affiliates with respect to the Company, the Common Stock, Ocean Rig or the Ocean Rig Common Stock, (vi) the parties hereto are experienced, sophisticated and knowledgeable in trading in securities of private and public companies and understand the disadvantage to which they are subject on account of the possible disparity of information between each such party, on the one hand, and each other party, on the other and (vii) each party has conducted its own investigation, to the extent that the Sellers or the Purchaser, as applicable, has determined necessary or desirable regarding the Company and Ocean

Rig, and each party has determined to enter into this Agreement and complete the transactions contemplated by this Agreement based on, among other things, such investigation.

9.7 [Reserved.]

9.8 For a period of six months starting from the Seller Closing Date, the Sellers will not offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, enter into any derivative transaction (including, without limitation, any short sale or swap) with respect to, grant any proxy with respect to, lend, or otherwise transfer or dispose of, directly or indirectly, the shares of Ocean Rig Common Stock delivered to the Sellers pursuant to Section 2 hereof, or any other rights or interests arising out of or associated with such shares of Ocean Rig Common Stock, provided, however, that each Seller may, prior to the Seller Closing, transfer its rights to receive shares of Ocean Rig Common Stock hereunder, subject to the restrictions set forth above and in Section 14 below. The restrictions on transfer contained herein may be enforced by the Special Committee.

9.9 The Purchaser agrees to cause Ocean Rig to provide customary registration rights to the Sellers or their Designees at the end of the lock-up period set forth in Section 9.8 so long as: (i) the shares of Ocean Rig Common Stock transferred by Purchaser to the Sellers or their Designees have at all times been and are held by persons who are not affiliates of Ocean Rig or DryShips, (ii) the Sellers and their Designees have complied with the terms of this Agreement, including without limitation Sections 9.8 and 14, and (iii) the representations and warranties of the Sellers were true and correct as of the Seller Closing Date; provided, however, that if at the end of the lock-up period, all of the shares of Ocean Rig Common Stock held by a Seller or its Designees may be sold within any 90 day period under Rule 144 and the holder is not subject to the manner of sale requirements of Rule 144, that holder shall not have registration rights.

10. Acquisition Proposals; Non-Solicitation.

10.1 The Sellers shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to the date hereof with respect to any Acquisition Proposal or any offer, proposal or indication of interest by a Third Party to purchase or otherwise acquire any of the Seller Shares. The Sellers shall not, and shall use reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any offer, proposal or indication of interest by a Third Party to purchase or otherwise acquire any of the Seller Shares, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Seller Shares or the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal or offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares, or (iii) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or the sale, transfer or other disposition of any the Seller Shares other than pursuant to this Agreement.

10.2 The Sellers shall notify the Special Committee promptly (but in no event later than 24 hours) after receipt by any of them (or any of their respective Representatives or Affiliates) of any Acquisition Proposal or any offer, proposal or indication of interest by a Third Party to purchase or otherwise acquire any of the Seller Shares, including the material terms and conditions thereof and the identity of the Person making such Acquisition Proposal or offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares and its proposed financing sources, and shall keep the Special Committee reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal or offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares. The Sellers shall also notify the Special Committee promptly (but in no event later than 24 hours) after receipt by any of them (or any of their respective Representatives or Affiliates) of any request for non-public information relating to the Seller Shares or the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Sellers (or any of their respective Representatives or Affiliates) that it is considering making, or has made, an

Acquisition Proposal or an offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares.

11. Waiver of Dissenting Rights.  Each of the Sellers hereby irrevocably waives any and all rights it may have as to appraisal, dissent or any similar or related matter with respect to the Seller Shares (or other shares of Common Stock that it or he may at any time beneficially own) that may arise with respect to the Merger or any of the transactions contemplated by the Merger Agreement.

12. Closing Conditions

12.1 Conditions to Parties’ Obligations.

(a) The obligations of the parties to consummate the purchase and sale of the Seller Shares contemplated hereby are subject to the satisfaction of the following condition:

(i) No Applicable Law preventing or prohibiting the consummation of the purchase or sale of any of the Seller Shares hereunder shall be in effect.

(b) The obligation of the Purchaser to consummate the purchase of the Seller Shares contemplated hereby is also subject to the satisfaction of the following conditions:

(i) The conditions set forth in Section 10.3 of the Merger Agreement shall have been satisfied (except that those conditions that by their terms apply at the Effective Time shall be measured as if they applied as of the Seller Closing Date);

(ii) The Sellers shall have complied in all material respects with their obligations required to be performed by them under this Agreement at or prior to the Seller Closing; and

(iii) The representations and warranties of the Sellers and the Company in this Agreement shall be true and correct in all material respects as of the date when made and as of the Seller Closing Date, except for representations and warranties made as of a specified date, which shall be measured only as of such specified date.

(c) The obligation of the Sellers to consummate the sale of the Seller Shares contemplated hereby is also subject to the satisfaction of the following conditions:

(i) The conditions set forth in Section 10.2 of the Merger Agreement shall have been satisfied (except that those conditions that by their terms apply at the Effective Time shall be measured as if they applied as of the Seller Closing Date);

(ii) The Purchaser shall have complied in all material respects with the obligations required to be performed by it under this Agreement at or prior to the Seller Closing; and

(iii) The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Seller Closing Date, except for representations and warranties made as of a specified date, which shall be measured only as of such specified date.

13. Termination.

13.1 This Agreement may be terminated at any time prior to the Seller Closing Date by mutual written consent of the Purchaser and all the Sellers.

13.2 This Agreement shall automatically terminate as of the earlier of the termination of the Merger Agreement and the Effective Time.

13.3 If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement; provided, however, that (A) Sections 11 and 13 through 24 (inclusive) of this Agreement shall survive any termination hereof in the event the Effective Time shall have occurred and (B) no such termination shall relieve or release the Company, the Sellers or the Purchaser from any obligations or liabilities arising out of its breach of this Agreement prior to its termination.

14. Successors and Assigns.  This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs and personal representatives. None of the Sellers may assign its obligations hereunder.

Subject to the conditions set forth below, each Seller shall have the right, no later than seven Business Days prior to the Seller Closing, to designate a maximum of three (3) Persons to receive all or any portion of the Purchase Consideration payable to such Seller hereunder (each such transferee, a “Designee”). In arranging for such transfers of that portion of the Purchase Consideration that is comprised of Ocean Rig Common Stock, the Sellers shall engage in no “directed selling efforts” (as that term is defined in Regulation S of the U.S. Securities and Exchange Commission (the “SEC”) or “general solicitation” (as that term is used in Regulation D of the SEC), and shall make offers to transfer Purchase Consideration, and actual transfers, only to Persons with whom it has an existing relationship and who satisfy the criteria set forth below. Additionally, all offering materials shall include statements to the effect that the securities have not been registered under the 1933 Act and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S of the SEC) unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available. In addition, each Person invited to become a Designee shall satisfy the following criteria: (a) such Person shall not be an affiliate (as that term is defined in Rule 144 of the SEC) of Ocean Rig or DryShips or any of their affiliates; (b) such Person shall not be a U.S. person, shall not receive the offer to become a Designee or any materials related thereto while in the United States, and shall accept the offer from outside of the United States; (c) such Person shall execute such documentation as DryShips may require for purposes of establishing to DryShips’ satisfaction that such Person has appropriate wealth, sophistication and experience to invest in the securities that comprise the Purchase Consideration, understands the risks of the investment in such securities, is able to bear the loss of its entire investment, is acquiring the securities solely for purposes of investment, and otherwise is able to receive the offer and sale of the securities under applicable securities laws; (d) such Person understands and agrees that the shares will be legended with a legend to be determined by DryShips that will restrict the resales of such securities, including resales in the United States or to U.S. Persons; (e) such Person will be subject to all of the commitments, obligations and restrictions of the Sellers under this Agreement, including, without limitation, the prohibition on resales for six months provided for in Section 9.8 hereof and the provisions of Section 3(b); and (f) such Person shall comply with such other requirements as DryShips may reasonably require for purposes of satisfying applicable U.S. federal and state and other applicable securities laws. Each Designee shall execute and deliver to the Purchaser, Ocean Freight and the Company such agreements and documentation as they may require for purposes of establishing the Designee’s agreement to, and compliance with, all of the foregoing.

The Purchaser may at its option assign its rights under this Agreement to any of its affiliates, but no such assignment shall relieve the Purchaser of its obligations hereunder.

15. Entire Agreement.  This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.

16. Amendments.  The terms and provisions of this Agreement may only be modified or amended by a written instrument executed and delivered by the Company (through the Special Committee) the Purchaser and each Seller.

17. Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.

18. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law, except to the extent that the law of Marshall Islands is mandatorily applicable to the Transfer Documents.

19. Jurisdiction; Waiver of Jury Trial.  EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS AND AGREES THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT OR ANY OF ITS ASSETS WITH RESPECT TO ANY OF THE OBLIGATIONS ARISING UNDER OR RELATING TO THIS AGREEMENT MAY BE BROUGHT BY ANY PARTY IN ANY STATE OR FEDERAL COURT SITTING IN

MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO AND ACCEPTS WITH REGARD TO ANY SUCH ACTION OR PROCEEDING, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, THE JURISDICTION OF THE AFORESAID COURTS AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION THEREIN. EACH PARTY HERETO AGREES THAT THE SUMMONS AND COMPLAINT OR ANY OTHER PROCESS IN ANY ACTION MAY BE SERVED BY NOTICE GIVEN IN ACCORDANCE WITH THIS AGREEMENT, OR AS OTHERWISE PERMITTED BY LAW. EACH PARTY HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

20. Third Parties.  This Agreement is solely for the benefit of the parties hereto and then permitted assigns and no other party shall have any rights or remedies with respect hereto.

21. Specific Performance.  Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 19 hereof, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all rights and remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other right or remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one right or remedy will not preclude the exercise of any other right or remedy.

22. Expenses; Fees.  All costs, fees and expenses incurred in connection with this Agreement shall be paid by or on behalf of the party incurring such cost or expense, except for legal fees and other advisory fees up to an aggregate of $1,500,000 incurred in connection with this Agreement by the Sellers, which shall be paid by the Company upon consummation of the Merger.

23. Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of applicable law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the original intent of the parties are fulfilled to the extent possible.

24. Notices.  All notices and other communications to any party hereunder shall be in writing and shall be deemed duly given if delivered personally (notice deemed given upon receipt), sent by telecopier or facsimile (notice deemed given upon confirmation of receipt), sent by nationally recognized overnight courier or by electronic mail (notice deemed given upon receipt of proof of delivery) or sent by registered or certified mail, return receipt requested, postage prepaid (notice deemed given upon receipt of proof of delivery), in each case, to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

If to the Purchaser, to:

DryShips Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Attention: Pankaj Khanna
Facsimile No.: + 30 210 80 90 577

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Philip Richter, Esq.
Facsimile No.: (212) 859-4000

and

Fried, Frank, Harris, Shriver & Jacobson LLP
99 City Road
London, EC1Y 1AX, England
Attention: Robert Mollen, Esq.
Facsimile No.: +44.20.7972.9602

If to the Sellers to:

c/o Orrick, Herrington & Sutcliffe, LLP
51 W. 52nd Street
New York, NY 10019
Attention: William Haft, Esq.
Facsimile No.: (212) 506-5160

If to the Company to:

Special Committee
Attention: John Liveris
c/o Oceanfreight Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Facsimile No.: +30 210 61 40 284

cc:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: James Abbott, Esq. / Gary J. Wolfe, Esq.
Facsimile No.: (212) 480-8421

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Purchase and Sale Agreement as of the date first above written.

DRYSHIPS INC.

By:	/s/ Pankaj Khanna
Name:     Pankaj Khanna

Title:	COO

BASSET HOLDINGS INC.

By:	/s/ Anthony Kandylidis
Name:     Anthony Kandylidis

Title:

STEEL WHEEL INVESTMENTS LIMITED

By:	/s/ Anthony Kandylidis
Name:     Anthony Kandylidis

Title:

HAYWOOD FINANCE LIMITED

By:	/s/ Anthony Kandylidis
Name:     Anthony Kandylidis

Title:

OCEANFREIGHT INC.

By:	/s/ Demetris Nenes
Name:     Demetris Nenes

Title:	PRESIDENT — COO

Annex C

July 25, 2011

Special Committee of the Board of Directors
OceanFreight Inc.
80 Kifissias Avenue
Athens 15125
Greece

Members of the Special Committee:

We understand that OceanFreight Inc. (the “Company”), DryShips Inc. (the “Merger Partner”), and Pelican Stockholdings Inc., a wholly-owned subsidiary of the Merger Partner (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) in a transaction in which each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), except shares of the Company Common Stock held by the Merger Partner or Merger Sub, will be converted into the right to receive from the Merger Partner $11.25 in cash (the “Cash Consideration”) and 0.52326 of a share (the “Share Consideration”) of Ocean Rig UDW Inc. (“Settlement Sub”), with the Cash Consideration and the Share Consideration jointly referred to as the “Exchange Consideration”. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Concurrently with the execution of the Merger Agreement, the Company, the Merger Partner and Basset Holdings, Inc. (“Basset”), Steel Wheel Investments Limited (“Steel Wheel”) Haywood Finance Limited (“Haywood,” together with Basset and Steel Wheel, the “Sellers”), will enter into a Purchase and Sale Agreement, whereby, inter alia, the Merger Partner will purchase for the Exchange Consideration, an aggregate of 3,000,856 shares of the Company Common Stock, held by the Sellers.

You have asked for our opinion as to whether the Exchange Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock.

In arriving at our opinion, we have, among other things:

(i) reviewed the Merger Agreement;

(ii) reviewed certain publicly available financial and other information about the Company;

(iii) reviewed certain information furnished to us by the management of the Company, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv) held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v) reviewed the share trading price history and valuation multiples for the Company Common Stock and the Settlement Sub Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;

(vii) reviewed appraisals dated July 25, 2011 and June 30, 2011 respectively prepared by [     *     ]( and [     *     ] with regard to the vessels owned by the Company (the “Appraisals”);

(viii) conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company and the Merger Partner or that was publicly available (including, without limitation, the Appraisals and the other information described above), or

(* name omitted.

C-1

that was otherwise reviewed by us. We have relied on assurances of the managements of the Company and the Merger Partner that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company or the Merger Partner, nor have we been furnished with any such evaluations or appraisals, other than the Appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the financial forecasts provided to us by the Company or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company or the Merger Partner, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company, the Special Committee of the Board of Directors of the Company (the “Special Committee”) and the Board of Directors of the Company, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Company Common Stock. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Merger Partner, the Settlement Sub or the contemplated benefits of the Merger.

We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

It is understood that our opinion is for the use and benefit of the Special Committee in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Company Common Stock. We express no opinion as to the price at which shares of Company Common Stock or the Settlement Sub Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger, whether relative to the Exchange Ratio or otherwise.

We have been engaged by the Special Committee to act as its financial advisor in connection with the Merger and will receive a fee for our services. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company, the Merger Partner, the Settlement Sub and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, the Merger Partner, the Settlement Sub or entities that are affiliated with the Company, the Merger Partner or the Settlement Sub, for which we would expect to receive compensation. We have in the past provided services to the Settlement Sub, including as a lead manager in its $500 million private placement of equity in December 2010 and

C-2

as a lead manager in its $500 million private placement of unsecured bonds in April 2011. Except as otherwise expressly provided in our engagement letter with the Special Committee and the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,
for Fearnley Fonds ASA

/s/  Petter Skar
Petter Skar, head of corporate finance

Annex D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number: 001-33416
OCEANFREIGHT INC.
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive offices)
Mr. Antonis Kandylidis
OceanFreight Inc.
80 Kifissias Avenue, Athens 15125, Greece
Phone: +30-210-6140283, Fax: +30-210-6140284
E-mail: management@oceanfreightinc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value Preferred Stock Purchase Rights	Nasdaq Global Market Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2010, the registrant had 83,266,655 common shares, $0.01 par value per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☑ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑                         International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes     ☑ No

D-i

FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

OceanFreight Inc., or the “Company”, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with the safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

Please note in this annual report, “we,” “us,” “our,” and “the Company,” all refer to OceanFreight Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot ensure that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the “Commission”), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents and political events, or acts of terrorists and other important factors described from time to time in the reports we file with the Commission and the Nasdaq Global Market. We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

A.	Selected Consolidated Financial and Other Data

The following table sets forth our selected consolidated financial and other data as of December 31, 2006, 2007, 2008, 2009 and 2010 and for the period from September 11, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007, 2008, 2009 and 2010. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

Following the 3:1 reverse stock split effected on June 17, 2010, pursuant to which every three shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts in this annual report have been retroactively restated to reflect this change in capital structure. Please refer to “Item 3.D. Industry Specific Risk Factors” and “Item 4.A History and Development of the Company.”

(Expressed in thousands of U.S. Dollars — except for share and per share data and average daily results)

	September 11,
	2006
	(Inception)
	to December 31,	Year Ended December 31,
	2006	2007	2008	2009	2010

Income Statement Data:
Voyage revenue and imputed deferred revenue	$—	41,133	157,434	132,935	102,190
Gain/(loss) on forward freight agreements	—	—	—	570	(4,342)
Voyage expenses	—	(1,958)	(14,275)	(5,549)	(5,196)
Vessels’ operating expenses	—	(9,208)	(28,980)	(43,915)	(41,078)
General and administrative expenses	(111)	(3,460)	(9,127)	(8,540)	(8,264)
Survey and drydocking costs	—	(1,685)	(736)	(5,570)	(1,784)
Impairment	—	—	—	(52,700)	—
Depreciation	—	(13,210)	(43,658)	(48,272)	(24,853)
Loss on sale of vessels and vessels held for sale	—	—	—	(133,176)	(62,929)
Operating income/(loss )	(111)	11,612	60,658	(164,217)	(46,256)
Interest income	6	2,214	776	271	119
Interest and finance costs	—	(5,671)	(16,528)	(12,169)	(6,775)
Gain/(loss) on derivative instruments	—	—	(17,184)	(2,567)	(8,713)
Net Income/(loss)	$(105)	8,155	27,722	(178,682)	(61,625)
Earnings/(losses) per common share, basic and diluted	$—	2.52	5.82	(6.82)	(0.87)
Earnings/(losses) per subordinated share, basic and diluted	$(0.05)	0.57	—	—	—
Weighted average number of common shares, basic and diluted	—	2,784,423	4,773,824	26,185,442	70,488,531
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566	—	—	—
Cash dividends declared per share	—	2.11	9.24	—	—

	September 11,
	2006
	(Inception)
	to December 31,	Year Ended December 31,
	2006	2007	2008	2009	2010

Balance Sheet Data:
Cash and cash equivalents	499	19,044	23,069	37,272	9,549
Total current assets	503	20,711	28,677	100,299	109,754
Vessels, net of accumulated depreciation		485,280	587,189	423,242	311,144
Total assets	776	507,925	625,570	549,272	478,863
Total current liabilities	285	33,884	116,381	73,328	111,311
Long-term imputed deferred revenue including current portion	—	26,349	16,031	1,558	—
Sellers’ credit	—	—	25,000	—	—
Long — term debt including current portion	—	260,600	308,000	265,674	209,772
Total stockholders’ equity	491	213,410	246,961	256,611	235,236
Other Financial Data:
Net cash flow provided by operating activities	1	24,434	81,369	26,552	28,449
Net cash flow used in investing activities	(2)	(467,216)	(120,665)	(130,786)	(42,678)
Net cash flow provided by (used in) financing activities	500	461,327	42,381	118,437	(13,494)
Cash dividends per common and subordinated share	—	2.11	7.74	—	—
Cash paid for common and subordinated stock dividend	—	13,048	47,772	—	—
Adjusted EBITDA(1)		20,841	96,699	55,502	41,032
Fleet Data:
Average number of vessels(2)	—	3.7	11.4	12.7	12
Number of vessels	—	10.0	13	13	11
Average age of fleet	—	12.2	13.9	12.3	9.7
Total calendar days for fleet(3)	—	1,364	4,164	4,650	4,371
Total voyage days for fleet(4)	—	1,282	4,125	4,466	4,213
Fleet utilization(5)	—	94.0%	99.1%	96.1%	96.4%
Average Daily Results:
Time charter equivalent (TCE) rate(6)	—	30,558	34,705	28,523	23,022
Daily vessel operating expenses(7)	—	6,751	6,960	9,444	9,397

(1)	Adjusted EBITDA represents net income before interest, taxes, depreciation, loss on sale of vessels and impairment charges on vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP Our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the 2007, 2008, 2009 and 2010 consolidated statements of cash flows, to Adjusted EBITDA.

	2007	2008	2009	2010

Net cash from operating activities	24,434	81,369	26,552	28,449
Net increase in operating assets	1,665	4,881	9,988	(481)
Net increase in operating liabilities	(7,556)	(5,865)	143	(1,214)
Net interest expense(*)	3,457	16,789	19,563	14,816
Amortization of deferred financing costs included in interest expense	(1,159)	(475)	(744)	(538)

Adjusted EBITDA	20,841	96,699	55,502	41,032

(*)	Net interest expense includes the realized loss of interest rate swaps included in “Loss on derivative instrument” in the consolidated statements of operations.

(2)	Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in the related period.

(3)	Calendar days are the total days the vessels were in the Company’s possession for the relevant period including off-hire and drydock days.

(4)	Total voyage days for the fleet are the total days during which the vessels were in the Company’s possession for the relevant period, net of off-hire days.

(5)	Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is consistent with industry standards and is determined by dividing “voyage revenues” (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)	Daily vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the sectors of the seaborne transportation industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and cash flows and the trading price of our securities could decline.

Industry Specific Risk Factors

Charterhire rates for drybulk carriers and tanker vessels have been very volatile, which may adversely affect our earnings

The drybulk and tanker shipping industries are cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk and tanker carriers has varied widely. For example after reaching historical highs in mid-2008, charterhire rates for Panamax and Capesize drybulk carriers reached near historically low levels in 2009 and thereafter recovered considerably in 2010. We currently employ our drybulk carriers on long term time charters. We cannot ensure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations in the future. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for refined petroleum products and crude oil for tankers and drybulk commodities for drybulk carriers;

•	changes in crude oil production and refining capacity for tankers and drybulk commodity production for drybulk carriers and resulting shifts in trade flows for crude oil, petroleum products and drybulk commodities;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources and commodities;

•	the globalization of production and manufacturing;

•	competition from alternative sources of energy;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities; and piracy; nationalizations, sanctions, embargoes and strikes;

•	developments in international trade and fluctuations in industrial and agricultural production;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal and regulatory developments;

•	currency exchange rates; and

•	weather and acts of God and natural disasters, including hurricanes and typhoons.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	port and canal congestion;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	vessel casualties; and

•	the number of vessels that are out of service or converted to other use.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier and tanker fleets and the sources and supply of drybulk cargo and oil and oil products to be transported by sea. The capacity of the global drybulk carrier and tanker fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The downturns in the drybulk carrier and tanker charter markets and related declines in vessel values may have an adverse effect on our earnings, affect compliance with our loan covenants, require us to raise additional capital in order to comply with our loan covenants, and affect our ability to pay dividends if reinstated in the future.

The Baltic Dry Index (BDI), an average daily index of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2010 as compared to the low of the fourth quarter of 2008. The 2010 average of the BDI was 2,761, which is about 8.1% lower than the 2009 average of 3,005 and 287% higher than the December 2008 average of 743. However, this is still below the BDI’s high of 10,844 reached in May 2008. As of April 7, 2011, the BDI stands at 1,401.

A decline in the drybulk market will result in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters that are not directly linked to the BDI.

Drybulk vessel values have also rebounded in part since 2008’s steep decline. Charter rates and vessel values were severely affected in 2008, in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China that resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China’s iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009, this number increased to about 80% and in 2010 this number dropped slightly due to the global recovery of the steel industry. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility.

The decline in vessel values in the drybulk carrier and tanker markets resulted in an impairment loss of $52.7 million that we recorded in 2009 due to the impairment of the M/T Pink Sands and the M/T Tamara. In addition, the decline resulted in a loss from sale of vessels and vessels held for sale we recorded in 2009 of $133.2 million, and a loss from sale of vessels and vessels held for sale in 2010 of $62.9 million. The losses in 2010 were recorded as a result of the sale of the M/V Pierre, M/T Tigani and M/T Pink Sands and the classification of the M/T Tamara, M/V Austin, M/V Trenton and M/V Augusta as vessels held for sale. The losses in 2009 were recorded as a result of the sale of the M/V Lansing, M/V Richmond and M/V Juneau and the classification of the M/V Pierre, M/T Olinda and M/T Tigani as vessels held for sale.

The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than the demand for such products during the winter. This seasonality is reflected in the time charter equivalent rate for a Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast, where the average rate was $18,796 per day during August, 2010 compared to $32,503 per day during September 2010.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, causing WTI oil prices to recover from a low of $34 per barrel in December 2008 to an average WTI oil price of approximately $62 per barrel in 2009 and approximately $80 per barrel in 2010. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined, resulting in the impairment loss recorded in 2009 of $116.6 million.

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

On January 9, 2009, we entered into an amendment to our Nordea credit facility that waived the December 9, 2008 breach of the collateral maintenance coverage ratio contained in such credit facility resulting from the decrease in the market value of our vessels and reducing the level of the collateral maintenance coverage ratio for the remaining term of the agreement. Please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Long Term Debt Obligations and Credit Arrangements and Note 7 to our financial statements.”

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010 and the deposit of $2.5 million in the retention account that was blocked during the above period was classified in restricted cash in current assets in the 2009 consolidated balance sheet. As of December 31, 2010 we were in compliance with the collateral maintenance ratio contained in our DVB credit facility.

If the current low charter rates in the drybulk market continue through any significant period during which time charters for our vessels expire and we consequently become exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period in which we suspend dividend payments or reinstate dividend payments at a reduced level (subject to restrictions in our credit facility, including a prohibition on dividend payments set forth in our amended Nordea credit facility, which matures in October 2015), sell vessels in our fleet and/or seek to raise additional capital in the equity markets. If we are able to sell additional shares at a time when the charter rates in the drybulk and tanker charter markets are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends if reinstated in the future and our earnings per share. During the period from February 6, 2009 to the termination of the Standby Equity Distribution Agreement on March 28, 2010, we issued a total of 53.3 million common shares pursuant to our Standby Equity Purchase Agreement (“SEPA”) and Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd., or YA Global, resulting in net proceeds of $208.1 million. Even if we are able to raise additional capital in the equity markets, there is no assurance we will be able to comply with our loan covenants.

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charterhire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2010. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 51.9% of the existing global drybulk fleet in terms of deadweight tonnage, or dwt, with deliveries expected during the next 36 months. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2010 newbuilding orders have been placed for an aggregate of approximately 27.6% of the existing global tanker fleet in terms of dwt, with deliveries expected during the next 36 months. An over-supply of drybulk carrier and/or tanker capacity may result in a reduction of charterhire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels in order to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate an asset’s recoverable amount as the sum of its future undiscounted cash flows generated through the asset’s remaining useful life . If the recoverable amount is less than net book value of the vessel, the vessel is deemed to be impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In the year ended December 31, 2009 and 2010, charter rates in the drybulk and tanker markets declined significantly and vessel values also declined. As a result, we recorded an impairment loss of $52.7 million that we recorded in 2009 due to the impairment of the M/T Pink Sands and the M/T Tamara. In addition, the decline resulted in a loss from sale of vessels or vessels held for sale we recorded in 2009 of $133.2 million, and a loss from sale of vessels or vessels held for sale in 2010 of $62.9 million, respectively. The losses in 2010 were recorded as a result of the sale of the M/V Pierre, M/T Tigani and M/T Pink Sands and the classification of the M/T Tamara, M/V Austin, M/V Trenton and M/V Augusta as vessels held for sale. The losses in 2009 were recorded as a result of the sale of the M/V Lansing, M/V Richmond and M/V Juneau and the classification of the M/V Pierre, M/T Olinda and M/T Tigani as vessels held for sale in 2009. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which would adversely affect our earnings.

The fair market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen the sale may be at less than the vessel’s carrying amount in our financial statements in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment and may be required to write down the carrying amount of the vessel on our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries that belong to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world, could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Although the world economy is currently recovering from the second-worst downturn in the last 100 years, the future of this recovery still remains fragile. The effects of the downturn are still lingering as credit remains tight, demand for goods and services has not yet fully recovered and unemployment is high. The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the recovery of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide that is especially evident in our industry. Over the last few years, certain banking institutions have been forced to record heavy losses from troubled shipping loans. As of the date of this Annual Report, we had total outstanding indebtedness of $153.6 million under our existing credit facility.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and adverse changes in market conditions and the regulatory climate worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends.

Japan is one of the world’s leading importers of dry bulk commodities. The severe earthquake and tsunami that struck Japan on March 11, 2011 have caused an estimated $180 billion of damage and has threatened to send the Japanese economy into a recession. As of the date of this annual report, the extent to which the earthquake and tsunami and the pollution from the emitted radiation from the damaged nuclear reactors will affect the international economies and shipping industry is unclear. A prolonged recovery period with a relatively stagnant Japanese economy could decrease dry bulk imports to that country. This, in turn, could have a material adverse effect on our business and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia extending throughout the Indian Ocean. Throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. Drybulk vessels and tankers are particularly vulnerable to such attacks. For example, on January 15, 2010, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was seized by pirates while transporting chemicals 800 miles off the Somali coast. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden has been since May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs related to the employment of onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of our vessels is ISM code-certified.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.

Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another one of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends if reinstated in the future.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue and/or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue and/or increase our expenses.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination and at trans-shipment points. Inspection procedures can result in the seizure of cargo and/or our vessels, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition, available cash and ability to pay dividends if reinstated in the future.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions

Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company.

Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or worldwide. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Company Specific Risk Factors

We may not be able to comply with the collateral maintenance coverage ratio covenants in our credit facility, which may affect our ability to conduct our business if we are unable to obtain waivers or covenant modifications from our lenders.

Our credit facility with Nordea Bank Norge ASA, or Nordea, requires us to maintain a minimum ratio of the fair market value of our vessels mortgaged thereunder to our aggregate outstanding balance under the credit facility (please see Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements). The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current decline in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since December 31, 2008, particularly with respect to our drybulk carriers.

On January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility, or the Nordea Amendatory Agreement, which became effective on January 23, 2009. The Nordea Amendatory Agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the Nordea Amendatory Agreement. Although we are currently in compliance with the collateral maintenance coverage ratio covenants under our credit facility, in the future we may fall out of compliance if our vessel values experience further declines. If this were to occur, under the terms of our credit facility, our lenders could require us to post additional collateral or pay down our indebtedness to a level at which we are in compliance with our loan covenants and, if we are unable to post this collateral, make these prepayments or obtain a waiver, our lenders could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreement.

If the current low charter rates in the drybulk market and the tanker market and low vessel values continue or decrease further, our ability to comply with various other covenants in our loan agreement may be adversely affected. In such event, we may have to seek additional covenant modifications or waivers. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Furthermore, as a result of the decline in our vessel values, we recorded an impairment loss of $52.7 million for the year ended December 31, 2009 (please see “Impairment on Vessels” in this Annual Report and “Impairment of Long-Lived Assets” in Note 2(l) to the consolidated financial statements for the year ended December 31, 2010 included herein) and if the current low charter rates in the drybulk market and the tanker market continue or decrease further, we may have to record further impairment adjustments to our financial statements which would adversely affect our financial results and further hinder our ability to raise capital. Also, because we sold certain of our vessels at prices lower than their book values, we incurred a loss of $133.2 million and $62.9 million in 2009 and 2010, respectively. If we find it necessary to sell additional vessels under the same circumstances, we will recognize losses and a reduction in our earnings which could affect our ability to raise additional capital that may be necessary to comply with our loan covenants.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of customers, with 55.0% of our revenues for the year ended December 31, 2010 generated from two charterers. Our fleet is currently employed under fixed rate period charter arrangements to three charterers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The time charters on which we currently deploy six of the vessels in our fleet provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk and tanker charter markets. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than the charter rate currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if reinstated, in the future. For example, in January 2010, we terminated the time charter agreement for the M/V Pierre as a result of the charterer’s insolvency and failure to perform, and rechartered the vessel with a new charterer at the same gross daily hire rate of $23,000.

If we do not adequately manage the construction of our newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

We have agreed to acquire five newbuilding vessels through wholly owned subsidiaries. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

We do not have financing arranged to fully cover the remaining yard obligations due for the construction of our five newbuilding VLOCs.

We own contracts for the construction of five newbuilding VLOCs scheduled to be delivered in the first, second, and third quarters of 2012, and the second and fourth quarters of 2013, respectively. As of March 31, 2011, $68.8 million was paid in yard installments for these hulls, which was partially financed by SEDA proceeds and an equity issuance in April 2011 of 35,657,142 of our common shares. The remaining yard obligations amount to $254.3 million as of the date of this report, of which $40.9 million, $148.1 million and $65.3 million are payable in 2011, 2012 and 2013, respectively. We expect the remaining yard obligations to be financed by (1) a new facility with a major Chinese bank for which we have entered into a commitment letter but not yet entered into definitive documentation, which we expect will finance 60% of the cost of three of the VLOCs, (2) other forms of external financing; (3) equity offerings and (4) cash from operations. However, we have not yet obtained such financing. In the current challenging financing environment, it may be difficult to obtain secured debt to finance these purchases or raise debt or equity in the capital markets. If we fail to secure financing for the remaining payments due on these five newbuilding VLOCs, we could also lose our deposit money, which as of March 31, 2011 amounted to $68.8 million, and we may incur additional liability and costs.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Six of our vessels are currently employed under time charters with two customers, with 55.0% of our revenues for the year ended December 31, 2010 generated from two customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. For example, we agreed to reduce the contracted charter rate for one of our drybulk vessels, the M/V Augusta, from $42,100 per day to $16,000 per day upon its commencement in November 2008.

The time charters on which we are currently deploying six of the vessels in our fleet provide for charter rates that are above current market rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if reinstated, in the future, and comply with covenants in our credit facility. For example, in January 2010, we terminated the time charter agreement for the M/V Pierre as a result of the charterer’s insolvency and failure to perform, and rechartered the vessel with a new charterer at the same gross daily hire rate of $23,000.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future. We are currently not in compliance with the minimum bid price rule of the Nasdaq Global Market and therefore we may need to take further action in order to maintain our listing.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

Since January 12, 2009, the market price of our common shares has dropped below $5.00 per share, and the last reported closing price on The Nasdaq Global Market on April 13, 2011 was $0.59 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares, thereby creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of the Nasdaq Global Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days for the purpose of regaining compliance with the $1.00 per share minimum. On March 1, 2010 we received notice from the Nasdaq Global Market that we were not in compliance with the minimum bid price rule, and we carried out a 1-for-3 reverse stock split on June 17, 2010 in order to regain compliance with Nasdaq rules. Our stock price has again declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011, we received notice from The Nasdaq Stock Market that we were not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period ending in July 2011, such as another reverse stock split, in order to comply with Nasdaq rules. We are considering various options that will enable us to regain compliance within the cure period.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters, three of which are scheduled to expire in 2012 under the earliest re-delivery dates. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, the charter rates for vessels have declined below the operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot ensure that future charter rates will be at a level that will enable us to operate our vessels profitably or to reinstate dividend payments or repay our debt.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this Annual Report, our fleet has a weighted average age of 7.7 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to newer vessels’ improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot ensure that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends, if reinstated, will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends if reinstated in the future.

Investors may experience significant dilution as a result of future offerings and issuances of shares.

On July 24, 2009, we entered into the SEDA, which is described under Note 8(c) to our consolidated financial statements. The SEDA commenced on September 28, 2009 and was terminated on March 18, 2010. Under the SEDA we issued and sold an aggregate of 29,401,836 (88,208,508 before the reverse stock split) common shares with net proceeds of $98.2 million.

On January 12, 2010, we filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which we may sell up to $400 million of an undeterminable number of securities. No shares had been issued under this shelf registration statement as of the date of this Annual Report.

On January 14, 2010, our Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, our Board of Directors approved the award of 1,000,000 (3,000,000 before the reverse stock split) common shares to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares to the Company’s Directors and officers. On December 17, 2010, our Board of Directors approved the award of 6,000,000 common shares to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer.

On May 25, 2010, our Board of Directors approved an equity infusion of $20 million by Basset Holdings Inc., or Basset, a company controlled by the Company’s Chief Executive Officer, in order to fund the Company’s capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20 million in exchange for approximately 16.7 million (50 million before the reverse stock split) of the Company’s common shares at a price of $0.40 per share before the reverse stock split.

On June 10, 2010, our stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of our common stock issued and outstanding, were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the Nasdaq Global Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares.

Accordingly, all share and per share amounts in this report have been retroactively restated to reflect this change in capital structure.

On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company’s Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $96.24 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

As our loan agreement contains provisions providing that a change-of-control will be deemed to have occurred if a person or entity, that was not a beneficial owner of our capital stock at the respective times of our entry into such agreements, becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in the Company, such issuances of common shares could result in a change of control, thereby constituting an event of default under this loan agreement that entitles our lenders to declare all of our indebtedness thereunder immediately due and payable. Similar provisions may arise in our new loan agreement with a Chinese bank, to partially finance three VLOCs whose shipbuilding contracts we have acquired, once we enter into definitive documentation for such loan.

In addition, we may have to attempt to sell additional shares in the future in order to satisfy our capital needs; however there can be no assurance that we will be able to do so. Lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates. If we are able to sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. Our existing shareholders will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

We intend to expand our operations into other sectors and own and operate a diversified fleet of vessels which will expose us to a greater number of risks.

Our current fleet is comprised of six secondhand drybulk carriers that mainly transport iron ore, coal, grains and minerals, fertilizers and one secondhand tanker vessel that transports crude oil. We intend to grow our fleet and expand our operations into other sectors, as well. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations.

Until June 15, 2010, Cardiff Marine Inc., or Cardiff, provided technical and commercial vessel management services for our fleet. Subsequent to June 15, 2010, the management of our fleet was contracted to TMS Dry Ltd and TMS Tankers Ltd. We refer to TMS Dry Ltd. and TMS Tankers Ltd as our Fleet Managers. We cannot ensure that we or our Fleet Managers will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We are entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer, our President and Chief Operating Officer, our Chief Financial Officer and Treasurer and our Chief Accounting Officer. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we are dependent on our Fleet Managers and the loss of our Fleet Managers’ services or failure to perform obligations to us could materially and adversely affect the results of our operations. Although we may have rights against our Fleet Managers if they default on their obligations to us, you will have no recourse directly against our Fleet Managers. Further, we expect that we will need to seek approval from our lenders to change our Fleet Managers. If our Fleet Managers suffer material damage to their reputation or relationships, such material damage may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Managers are privately held companies and there may be limited or no publicly available information about them.

Our Fleet Managers are privately held companies. The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Fleet Managers’ financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. Our contracts with our Fleet Managers have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months’ advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers’ performance of their obligations to us, on the one hand, and our Fleet Managers’ performance of their obligations to their other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with our Fleet Managers own, and will acquire vessels that compete with our fleet.

Our Fleet Managers provide commercial and technical management for the vessels in our fleet. Both companies are beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis. Our Fleet Managers currently manage 31 tankers and 27 drybulk carriers and supervise the construction of 16 crude oil tankers, and four drybulk carriers with scheduled delivery dates in 2011 and 2012 on behalf of companies controlled by members of the Economou family and the construction of four ultra deep water drilling rigs. Moreover, Mr. Economou, members of his family and companies affiliated with our Fleet Managers, own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Our Fleet Managers may be faced with conflicts of interest with respect to their interests and their obligations to us.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	our ability to generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	obtaining required financing;

•	integrating any acquired business successfully with our existing operations;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing our expansion.

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Manager, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Managers are unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We rely on our Fleet Managers to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot ensure that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot ensure that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows, financial condition and our ability to pay dividends if reinstated in the future may be materially adversely affected.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends if reinstated in the future. We do not intend to maintain “key man” life insurance on any of our officers.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier’s bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends if reinstated in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to pay dividends if reinstated in the future. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends if reinstated in the future.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our Fleet Managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future.

Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our credit facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital and capital expenditures. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk carrier and tanker industries. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling vessels; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facility, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt, which would have a material adverse effect on our business.

We cannot ensure that we will be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions on us.

Our senior credit facility, as amended, imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness, including through the issuance of guarantees;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	change the flag or classification society of our vessels;

•	reinstate the payment of dividends (as described under “Item 5 — Operating and Financial Review and Prospects-B, Liquidity and Capital Resources);

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our operations or capital needs, make acquisitions or pursue available business opportunities. In addition, as discussed above, our credit facility requires us to maintain specified financial ratios and satisfy financial covenants. We expect to be able to comply with all of these specified financial ratios and financial covenants. However, should our charter rates or vessel values further decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot ensure that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility would prevent us from borrowing additional money under our credit facility agreements and could result in a default under this agreement. If a default occurs under our credit facility agreement, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may prevent us from taking actions that are in our best interest.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, whether at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We have entered into a commitment letter with a major Chinese bank, and the above considerations are expected to apply to our loan agreement with this lender upon our entry into definitive documentation.

We cannot ensure that we will be able to refinance any indebtedness incurred under our credit facility.

We have partially financed the acquisition of our vessels with secured indebtedness drawn under our credit facility. We cannot ensure that we will be able to refinance amounts drawn under our credit facility at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans.

The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We have entered into a commitment letter with a major Chinese bank, and the above considerations are expected to apply to our loan agreement with this lender upon our entry into definitive documentation.

Trading and complementary hedging activities in Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations.

Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. From time to time and as our management sees fit, we may seek to manage and mitigate that risk through trading and complementary hedging activities in forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer losses from these activities in the event that our expectations are incorrect. There can be no assurance that we will be able to successfully protect ourselves from volatility in the shipping market at all times. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause, significant volatility in earnings.

The derivative contracts into which we have entered to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our Nordea credit facility which was advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2010, the fair value of our interest rate swaps was at a loss position (liability) of $11.6 million (excluding accrued interest payable of $1.9 million). See Note 10 to our consolidated financial statements as of and for the year ended December 31, 2010.

We may be subject to tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the “Code”, 50% of the gross shipping income of a vessel owning or chartering foreign corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source income and as such is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from United States federal income tax under Section 883 of the Code and regulations promulgated thereunder by the United States Department of the Treasury.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return purposes for the 2010 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, if shareholders each owning 5% or more of our common shares, or “5% Shareholders”, together owned 50% or more of our outstanding common shares for more than half the days of a taxable year, then we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year and we are able to satisfy certain substantiation requirements regarding the identity of our 5% Shareholders. Due to the factual nature of the issues involved, we can give no assurances on our future tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject during those years to a 4% United States federal income tax on U.S. source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash is treated as an asset that produces “passive income” and “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. On the other hand, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we were a PFIC during the 2010 taxable year or that we will be a PFIC with respect to any future taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of passive income.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS or court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse U.S. federal tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then highest rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please read “Taxation — United States Federal Income Taxation of U.S. Holders — United States Federal Income Tax Treatment of Common Shares — Passive Foreign Investment Company Status and Significant United States Federal Income Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Obligations associated with being a public company require significant company resources and management attention.

We completed our initial public offering in April 2007 and are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will continue to need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, that we believe are necessary. However, these and other measures that we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, particularly relative to the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, thereby decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

There is no guarantee that there will continue to be an active and liquid public market for shareholders to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public

•	companies in our industry;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in segments of the shipping industry in which we operate;

•	changes in government regulation;

•	shortfalls in our operating results relative to levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The drybulk and tanker industries have been highly unpredictable and volatile. The market for our common stock may be equally volatile.

Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels.

We previously paid regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for drydockings and working capital, as determined by our Board of Directors.

Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Furthermore, the amendatory agreement to our Nordea credit facility, which matures in October 2015, prohibits us from paying dividends.

As a result of deteriorating market conditions and restrictions imposed by our lenders, we will not reinstate the payment of dividends until our Nordea credit facility matures in October 2015 or the prohibition on our payment of dividends is removed from our amended Nordea credit facility agreement. If reinstated, any dividend payments would likely be at reduced levels.

Future sales of shares by our major shareholder could cause the market price of our common shares to decline.

Companies controlled by Mr. Antonis Kandylidis, beneficially own an aggregate of 60,017,141 common shares, which represent approximately 50.5% of our outstanding common shares as of the date of this Annual Report. These common shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common shares by these shareholders in the public markets could adversely affect the market price of our common shares.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common and subordinated shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

In addition, we have adopted a stockholder rights plan or “poison pill.” These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

A.	History and Development of the Company

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, Athens 15125, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com. The information on our website or accessible through our website shall not be deemed a part of this report. Our agent and authorized representative in the United States is Puglisi & Associates, located at 850 Library Ave, Newark, DE 19711.

In April 2007; we completed our initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216.8 million. The Company’s common shares are listed on the Nasdaq Global Market under the symbol “OCNF”.

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials and crude oil cargoes through the ownership and operation of six drybulk carriers and one tanker vessels as of the date of this report. As of December 31, 2010, our fleet consisted of five Panamax and four Capesize drybulk carriers, one Aframax and one Suezmax tanker vessels with a total capacity of 1.3 million dead weight tons (dwt) and a weighted average age of 9.7 years. In addition, we have agreed to acquire five newbuilding Very Large Ore Carriers with deliveries expected between 2012 and 2013.

From January 2009 through July 2009, Cardiff assumed the technical and commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem Ship Management Ltd., or Wallem.

On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147,885,850 of our common shares, par value

$0.01 per share. Until May 21, 2009, when the SEPA was terminated, we had sold 71,850,000 common shares with net proceeds amounting to $109.9 million, of which $25 million was used to fully repay the sellers’ credit of the M/T Tamara and M/T Tigani. YA Global received a discount equal to 1.5% of the gross proceeds or $1.7 million.

In May 2009, we signed a memorandum of agreement with a third party to sell the M/V Lansing at a price of $21.95 million, which resulted in a loss of approximately $14.77 million. The vessel was delivered to its new owners on July 1, 2009.

In May 2009, we engaged in Forward Freight Agreement, or FFA, trading activities. As of December 31, 2010, the Company had no open positions.

On June 26, 2009, we agreed to acquire the M/V Partagas for a purchase price of $56 million. The vessel was delivered to the Company on July 30, 2009. The vessel is employed under a three-year time charter that commenced upon the vessel’s delivery at a gross daily rate of $27,500.

On July 8, 2009, we agreed to acquire the M/V Robusto for a purchase price of $61.25 million. We took delivery of the vessel on October 19, 2009. Upon delivery to the Company, the vessel commenced a time charter employment for a minimum period of five years at a gross rate of $26,000 per day.

On July 10, 2009, the Company entered into a memorandum of agreement with a third party for the sale of the M/V Juneau for a sale price of $19.9 million. The vessel was delivered to its new owners on October 23, 2009. The sale resulted in a loss of approximately $16.3 million.

On July 13, 2009, during the Company’s annual general meeting of shareholders, the Company’s shareholders approved an amendment to the Company’s articles of incorporation to increase the Company’s authorized common shares from 31,666,667 (95,000,000 before the reverse stock split, which took effect June 17, 2010) common shares to 333,333,333 (1,000,000,000 before the reverse stock split) common shares. In connection with the reverse stock split, our shareholders approved another amendment to the Company’s articles of incorporation, effective June 10, 2010, to decrease the Company’s authorized shares in the same 3:1 ratio as the reverse stock split, which reduced the 1,000,000,000 authorized common shares on a pre-reverse stock split basis to 333,333,333 authorized common shares after giving effect to the reverse stock split.

On July 18, 2009, we agreed to acquire the M/V Cohiba for a purchase price of $61.25 million. The vessel was delivered on December 9, 2009 and commenced a minimum five year time charter at a gross daily rate of $26,250.

On July 24, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, for the offer and sale of up to $450 million of the Company’s common shares to YA Global. The SEDA commenced on September 28, 2009 and had an available duration of three years. Upon termination of the SEDA on March 18, 2010, we had sold 29,401,836 (88,205,508 before the reverse stock split) common shares with net proceeds amounting to $98.2 million. YA Global received a discount equal to 1.5% of the gross proceeds or $1.5 million.

On August 7, 2009, we entered into a memorandum of agreement with a third party for the sale of M/V Richmond for a sale price of $20.6 million. The vessel was delivered to its new owners on September 30, 2009. The sale of the vessel resulted in a loss of approximately $20.8 million.

On September 30, 2009, we agreed to acquire the M/V Montecristo for a purchase price of $49.5 million. The vessel was delivered to us on June 28, 2010 and commenced a minimum four-year time charter employment at a gross rate of $23,500 per day.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio in our DVB loan to 125% for the period from November 24, 2009 to December 17, 2010 and the deposit of $2.5 million in the retention account that was restricted during the above period. As of December 31, 2010, following the sale of the M/T Tigani, the Company met the collateral ratio requirement and the bank released the $2.5 million from restricted cash.

On November 26, 2009, we contracted to sell the M/T Olinda for a gross sale price of $19.0 million with expected delivery between May 1, 2010 and December 31, 2010. In December 2010 the vessel’s delivery period changed to between December 1, 2010 and April 30, 2011.

On December 11, 2009, we contracted to sell the M/V Pierre to a third party for a gross sale price of $22.6 million, which resulted in a loss of approximately $17.4 million. The vessel was delivered to its new owners on April 14, 2010.

On January 12, 2010, we filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which we may sell up to $400 million of an undeterminable number of securities. No shares have been issued under this registration statement as of the date of this Annual Report.

On January 14, 2010, the Company’s Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 30,000,000 common shares were reserved for issuance. On January 18, 2010, the Company’s Board of Directors adopted and approved the award of an aggregate of 1,066,666 (3,200,000 before the reverse stock split) common shares to the Company’s Directors and management. Please refer to Item 7 below “Major Shareholders and related Party Transactions”.

On January 16, 2010 we terminated the time charter of the M/V Pierre due to the charterer’s insolvency and failure to perform, which termination took effect on January 27, 2010, upon the vessel’s delivery to a new charterer at the same gross daily hire rate of $23,000 for the balance of the original time charter ending in June 2010.

On February 20, 2010, we contracted to sell the M/T Tigani for a gross sale price of $12.25 million. The vessel was delivered to its new owners on May 4, 2010. In November 2009 we had previously recognized an estimated loss of $25.4 million based on an estimated sale price of $9.6 million, which had been determined in sale negotiations which were ultimately unsuccessful. Following the sale in 2010, we recognized a gain of $2.5 million, which represents the increase from the estimated sale price of $9.6 million in 2009 to its actual sale price of $12.25 million in 2010.

On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Capesize Very Large Ore Carriers (VLOCs) for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the first, second and third quarters of 2012.

On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer, made an equity contribution of $20.0 million in exchange of approximately 16,666,667 (50,000,000 before the reverse stock split) of the Company’s common shares. Please refer to Item 7 below “Major Shareholders and Related Party Transactions”.

On June 10, 2010, our stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of our common stock issued and outstanding, were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the Nasdaq Global Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts in this annual report have been retroactively restated to reflect this change in capital structure.

On June 10, 2010, at the Annual General Meeting of the Shareholders, Mr. George Biniaris was elected to serve as Director of the Company for a term of three years. On June 10, 2010, the Company’s Board of Directors designated Mr. George Biniaris as the Chairman of the Audit Committee and determined that he qualifies as an audit committee financial expert as defined under Commission rules. Mr. George Biniaris replaced Mr. Stephen Souras, whose term expired and who did not stand for re-election at the Annual General Meeting of the Shareholders.

On June 15, 2010, the technical and commercial management of our drybulk and the tanker fleets as well as the supervision of the construction of the three VLOCs were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, which are related technical and commercial management companies. Until June 15, 2010, the technical and commercial management of the Company’s fleet was contracted under separate management agreements to Cardiff Marine Inc. (or “Cardiff”), a related technical and commercial management company. Until July 2009, the technical management of the drybulk carriers was performed by Wallem and the technical management of the tanker vessels and the commercial management of all vessels were performed by Cardiff.

On August 13, 2010, our Board of Directors approved the termination of the FFA service agreement that the Company entered into with Cardiff in May 2009, with termination effective on June 15, 2010.

On October 4, 2010, we contracted to sell the M/T Pink Sands and M/V Augusta for $11.1 million and $20.0 million, respectively. The M/T Pink Sands was delivered to its new owners on November 4, 2010 and the M/V Augusta on January 6, 2011. The sale of the vessels resulted in a total loss of $31.1 million. Furthermore, as provided by our loan agreement we made a loan prepayment of $17.4 million.

On November 19, 2010, we contracted to sell the M/V Austin and M/V Trenton for $22.25 million each. Based on an addendum signed February 11, 2011, the selling price was reduced to $21.0 million for each vessel. The vessels were delivered to their new owners on March 10 and 11, 2011, respectively. The sale of the vessels resulted in a total loss of $34.1 million. Furthermore, as provided by our loan agreement we made a loan prepayment of $24.7 million.

On December 12, 2010, we contracted to sell the M/T Tamara for $8.6 million. The vessel was delivered to its new owners on January 13, 2011. Following the sale of the vessel, our loan with DVB was fully repaid.

On December 17, 2010, our Board of Directors approved the award of an aggregate of 6,000,000 common shares under the 2010 Equity Incentive Plan to Steel Wheel Investments Limited, a company controlled by our Chief Executive Officer. Please refer to Item 7. “Major Shareholders and Related Party Transactions” below.

Our stock price declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 we received notice from The Nasdaq Stock Market that we are not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period ending in July 2011, such as a reverse stock split, in order to comply with Nasdaq rules.

On February 24, 2011, we accepted a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate contract cost of the three VLOCs discussed above.

On April 1, 2011, we entered into two agreements to purchase two VLOC vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company’s Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95.04 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

B.	Business Overview

OceanFreight’s Strategy and Business Model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long-term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion.  We intend to grow our fleet using our management’s knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition.  Our current fleet consists of six drybulk carriers and one tanker, which we have agreed to sell. In addition, we have agreed to acquire five VLOC newbuilding drybulk carriers with deliveries expected between 2012 and 2013. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters.  With the exception of the M/T Olinda, which is employed in a tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 42.2 months as of the date of this Annual Report. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charterhire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals.  We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties.  Our vessels are chartered to two different charterers operating in the drybulk carrier sector and our tanker is employed in a spot market pool. We believe that chartering our vessels to well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers.  Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we derive important benefits from our Fleet Managers’ experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers’ rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Shipping Operations

OceanFreight’s Fleet.  We operate a diversified fleet in order to reduce our dependency on any one shipping sector and to capitalize on opportunities for upside potential in both the drybulk and tanker markets. As of the date of this Annual Report, our fleet has a weighted average age of 7.7 years and is comprised of the vessels listed in the table below.

With the exception of the M/T Olinda, which is employed in a spot pool, all of our existing vessels are chartered under long term contracts expiring at various dates, with the latest possible expiration in 2018.

	Vessel	Year
Vessel Name	Type	Built	Deadweight
			(In metric tons)

Drybulk Carriers
M/V Robusto	Capesize	2006	173,949
M/V Cohiba	Capesize	2006	174,200
M/V Montecristo	Capesize	2005	180,263
M/V Partagas	Capesize	2004	173,880
M/V Topeka	Panamax	2000	74,710
M/V Helena	Panamax	1999	73,744
Tanker Held for Sale
M/T Olinda	Suezmax	1996	149,085
Dry bulk Carriers to be Acquired
VLOC#1(1)	Capesize	2012	206,000
VLOC#2(1)	Capesize	2012	206,000
VLOC#3(1)	Capesize	2012	206,000
VLOC#4(2)	Capesize	2013	206,000
VLOC#5(2)	Capesize	2013	206,000

(1)	On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Capesize Very Large Ore carriers (VLOCs) for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the first, second and third quarters of 2012.

(2)	On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company’s Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered, upon payment of the outstanding yard payments, in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95.04 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

Each of our vessels is owned through a separate wholly-owned subsidiary. Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

Vessel Management

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of the vessels to two management companies, which we refer to as our Fleet Managers, who are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. In 2008, our eight Panamax drybulk carriers were managed by Wallem an unrelated third party technical and commercial management company and our five remaining vessels were managed by Cardiff Marine Inc., or Cardiff, a related party. During the period from January 2009 to July 2009, the management of our drybulk vessels (previously under Wallem) was progressively assumed by Cardiff. Effective June 15, 2010, we have contracted the day-to-day management of our drybulk and tanker fleets, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Dry Ltd., or TMS Dry, and TMS Tankers Ltd., or TMS Tankers, respectively. Both TMS Dry and TMS Tankers, or our Fleet Managers, are related party management companies engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Please see Note 3(a) to our consolidated financial statements included elsewhere in this Annual Report. Previously the management of our fleet was performed by Cardiff Marine Inc., or Cardiff, a related party management company. In 2010, Cardiff proceeded with an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship management services. As part of this restructuring our Fleet Managers were established as two different management companies to undertake the management of part of the fleet previously managed by Cardiff. Our Fleet Managers utilize the same experienced personnel previously utilized by Cardiff. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. We further believe that the scale and scope of our Fleet Managers enables them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Managers’ ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers’ established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our Fleet Managers provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting.

Our Fleet Managers have implemented the International Maritime Organization, or IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. It also has obtained documents of compliance for their offices and safety management certificates for their vessels as required by the ISM Code, as well as certificates for vessels under the International Ship and Port Security Code, or ISPS Code, as required by the International Convention for the Safety of Life at Sea, or SOLAS, and the Maritime Transportation Security Act Code, or MTSA Code.

Our Fleet Managers have the following departments:

•	Operations,

•	Technical,

•	Accounting,

•	Crewing,

•	Insurance,

•	Purchasing,

•	Safety and Quality,

•	Sale and Purchase, and

•	Chartering.

Our Fleet Managers provide, under the separate vessel management agreements, specific day-to-day vessel management functions including:

•	monitoring the quality and safety of vessel operations;

•	performing general vessel maintenance and inspections;

•	arranging and supervising special surveys, drydockings, vessel reconditioning and repair work;

•	appointing supervisors, surveyors and technical consultants;

•	ensuring compliance with all country of registry, classification society and port state rules and regulations;

•	implementing of the Safety Management System (SMS) in accordance with the ISM code;

•	providing employment, training and performance reviews of qualified officers and crew;

•	arranging for transportation, repatriation, payroll, pensions and insurance of seafarers;

•	purchasing of stores, supplies, spares, lubricating oil and new equipment for vessels;

•	maintaining vessel condition acceptable to charterers and arranging for physical inspections by charterers;

•	providing vessel operating expense budgets and monthly vessel working capital requirements; and

•	providing vessel accounting and reporting.

Vessel Management Agreements.  We do not employ personnel to run our day-to-day vessel management activities. Our Fleet Managers are responsible for all day-to-day vessel management functions pursuant to separate vessel management agreements. Our senior management team, under the supervision of our Board of Directors, manages our business as a holding company, including our administrative functions, and we monitor our Fleet Managers’ performance under our vessel management agreements. The vessel management agreements have a one-year term and are automatically extended for successive one year terms, unless in each case, advance notice of termination is given by either party under the terms of the respective vessel management agreements.

In the event that the management agreement is terminated for any reason other than a Fleet Manager’s default, we will be required to pay (a) management fees for a further period of three (3) calendar months as from the date of termination and (b) an equitable proportion of any severance crew costs which materialize as per the applicable Collective Bargaining Agreement, or CBA.

Pursuant to the management agreements, we are obligated to pay our Fleet Managers a daily management fee per vessel of €1,500 ($1,988 based on the exchange rate of December 31, 2010) and €1,700 ($2,253 based on the exchange rate of December 31, 2010) for the drybulk carriers and tanker vessels, respectively. The Fleet Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents’ fee of €500 ($676 based on the exchange rate of December 31, 2010) per day (c) a commission of 1.25% on charterhire agreements that are arranged by the Fleet Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by the Fleet Managers. Furthermore, the Fleet Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Vessel Employment.  We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. With the exception of the M/T Olinda, which is currently employed in a spot market pool, and which we expect to deliver to its new owners in April 2011, our remaining vessels are presently operating under long-term time charter agreements as follows:

		Gross
Vessel Name	Estimated Expiration of Charter (*)	Daily Rate

Drybulk Carriers
M/V Robusto	August 2014 to March 2018	$26,000
M/V Cohiba	October 2014 to May 2018	26,250
M/V Partagas	July 2012 to December 2012	27,500
M/V Montecristo	May 2014 to January 2018	23,500
M/V Topeka	January 2012 to April 2013	15,000
M/V Helena	May 2012 to October 2016	32,000
Drybulk Carriers to be Acquired
VLOC#1(1)	April 2015 to April 2020	25,000
VLOC#2(2)	August 2017 to August 2022	23,000
VLOC#3(3)	October 2019 to October 2026	21,500
VLOC#4	Spot
VLOC#5	Spot

(*)	The estimated expiration of charter provides the estimated latest redelivery dates at the end of any redelivery optional periods not yet exercised.

(1)	Upon delivery of VLOC#1, which is expected in the first quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)	Upon delivery of VLOC#2, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $23,000 and $40,000 per day.

(3)	Upon delivery of VLOC#3, which is expected in the third quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $21,500 and $38,000 per day.

We believe that these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Spot Charters.  Spot charters generally refer to voyage charters and trip time charters, which generally last from ten days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of spot charters, we would pay for vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We would also be responsible for each vessel’s intermediate and special survey costs.

Charterers.  We believe that chartering our vessels to a number of well established and reputable charterers reduces the risk of default under our charter contracts. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio. Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

For the year ended December 31, 2010, 55% of the Company’s voyage revenues were earned from two charterers, who individually accounted for 44.7%, and 10.3% of such revenues, respectively.

Competition.  We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We arrange our charters (whether period charters or spot charters) through the use of brokers, who negotiate the terms of the charters based on market conditions.

Currently, we compete with other owners of vessels in the drybulk carrier and tanker sectors. Ownership of vessels is highly fragmented in all sectors of the seaborne transportation industry.

The International Drybulk Shipping Industry.

We currently employ each of our six drybulk carriers under time charter agreements with an average remaining duration of approximately 42.2 months as of the date of this Annual Report.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2010 as compared to the low of the fourth quarter of 2008. The 2010 average of the BDI was 2,761, which is about 5.6% higher than 2009 average and 272% higher than the December 2008 average of 743. However, this is still below the BDI’s high of 11,844 reached in May 2008.

The decline in the drybulk market since its peak in 2008 has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. Drybulk vessel values have also rebounded in part since 2008’s steep decline. Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China’s iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009, this number has increased to about 80%, while in 2010 this number dropped slightly due to global recovery of the steel industry. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility. Average daily Capesize rates improved significantly to approximately $42,600 for the year ended December 31, 2009, but declined to approximately $33,000 per day in the year ended December 31, 2010.

The global drybulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:

•	Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, thereby making them more versatile than larger vessels.

•	Handymax vessels, which have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes, thereby enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels, which have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of January 1, 2011, total newbuilding orders had been placed for an aggregate of about 51.9% of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered, in each case due to a lack of financing in the industry. Market sources indicate that slippage in the Handysize sector is about 50% and about 20% in the Capesize sector. The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 had been significant compared to the previous two years, while in 2010 it slowed down due to the recovery of the drybulk market. In 2009, about 10 million dwt was removed from the global drybulk fleet representing 30% of the carrying capacity of the total fleet delivered during the same year. Total drybulk scrapping during 2008 was 5.5 million dwt. As of the end of December 2010, about 24% of the total dry bulk fleet is 20 years old or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry.

We currently operate one tanker that we have agreed to sell. In the future, we may purchase additional tankers. The tanker industry has an inherent volatility that is caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than the demand for such products during the winter. This seasonality is reflected in the time charter equivalent rate for Suezmax tanker route loading in West Africa and discharging in the

U.S. Atlantic Coast. This rate averaged $18,796 per day during August 2010 compared to $32,503 per day during December 2010.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, causing WTI oil prices to recover from a low of $34 per barrel in December 2008 to an average WTI oil price of approximately $62 per barrel in 2009 and approximately $80 per barrel in 2010. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.

For 2010, newbuilding deliveries for Suezmax vessels amounted to about 6.2 million dwt tons or 25.2% of the total Suezmax orderbook of 24.6 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 7.5 million dwt tons or 48.1% of the total Aframax orderbook of 15.6 million dwt tons. As of January 1, 2011, the total tanker newbuilding orderbook stood at about 124.6 million dwt. It is expected that about 62.8 million dwt of tankers in excess of 10,000 dwt will be delivered in 2011.

Tanker vessels generally fall into one of seven major types of vessel classifications based upon carrying capacity:

ULCCs (Ultra Large Crude Carriers), with a cargo carrying capacity of 320,000 dwt or more;

VLCCs (Very Large Crude Carriers), with a cargo carrying capacity of approximately 200,000 to 320,000 dwt;

Suezmax tankers, with a cargo carrying capacity of approximately 120,000 to 200,000 dwt;

Aframax tankers, with a cargo carrying capacity of approximately 80,000 to 120,000 dwt;

Panamax tankers, with a cargo carrying capacity of approximately 60,000 to 80,000 dwt;

Handymax tankers, with a cargo carrying capacity of approximately 30,000 to 60,000 dwt; and

Handysize tankers, with a cargo carrying capacity of approximately 10,000 to 30,000 dwt.

Additionally, tankers are differentiated by the type of cargo that they carry. The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called “dirty” products such as fuel oils. Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which are often referred to as “clean” products.

Product tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naphtha and heating oil, from refineries to the ultimate consumer. Product tankers generally have coated cargo tanks that assist in tank cleaning between voyages involving different cargoes. This coating also protects the steel in the tanks from corrosive cargoes.

Product tankers generally range in size from 10,000 dwt to 80,000 dwt, although there are some larger product carriers designed for niche long-range trades like the Middle East to Southeast Asia.

Although product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because a vessel carrying dirty cargo must undergo a cleaning process prior to loading clean cargo. In addition, specified design, outfitting and technical factors tend to make some vessels better suited to handling the physical properties of distinct cargoes.

ULCCs and VLCCs carry the largest percentage of crude oil transported by sea. These large tankers are typically on long-haul voyages, but port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC.

Suezmax tankers engage in a range of crude oil trades, usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia. Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals. Three-quarters of the world’s Panamax fleet transports dirty products and the remainder transports clean products.

Handymax and Handysize tankers carry the vast majority of clean products, comprising 90% of all product tankers. Handymax tankers comprise the largest concentration of product tankers because smaller tankers have the greatest flexibility in trade routes and port access. They can service many ports and utilize berthing facilities, which cannot accommodate larger tankers due to size limitations or because those tankers require deeper water in which to operate. Also, port facilities may lack sufficient storage capacity to unload the large loads carried by larger tankers. At the same time, Handymax tankers can load a variety of different cargoes and thereby operate in a number of international oil and oil product trading routes.

Charterhire Rates.  Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and among the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history.

Vessel Prices.  Drybulk vessel prices, both for newbuildings and secondhand vessels, have also rebounded in part in 2010 following 2008’s steep decline. The decrease from the peak prices seen in 2008 is a result of the reduction in drybulk freight rates, which occurred during the fourth quarter of 2008.

Vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea.

As a result of the decline in oil demand and commensurate decline in tanker charter rates, tanker vessel values have also declined significantly, especially for the older vessels since competition is more evidenced in depressed markets where the charterers will choose younger vessels over older or single hull vessels.

There can be no assurance as to how long charterhire rates and vessel values will remain depressed or whether they will drop any further. Should charterhire rates remain at these depressed levels for some time our revenue and profitability will be adversely affected.

Crewing and Shore-based Employees

We, through our vessel-owning subsidiaries, currently employ 162 seafarers onboard our vessels. OceanFreight Inc. employs five persons: our Chief Executive Officer; our Chief Financial Officer, Treasurer and interim Chief Accounting Officer; our President and Chief Operating Officer and two other employees. Pursuant to our management agreements we utilize TMS Dry Ltd and TMS Tankers Ltd, with approximately 73 shore-based employees, for commercial management services and supervisory services in connection with the technical and commercial management of our vessels.

As is common practice in the shipping industry, our Fleet Managers are responsible for identifying, screening and recruiting directly or through a crewing agent, the officers and all other crew members for our vessels who are employed by our vessel owning subsidiaries.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase cost of our doing business.

ENVIRONMENTAL AND OTHER REGULATIONS

Government regulations and laws significantly affect the ownership and operation of our vessels, which consist of both drybulk carriers and tankers. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, relevant flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, such as the 2010 Deepwater Horizon spill, or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments entered into force on July 1, 2010. The amended Annex VI is expected to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships by reducing the global sulfur fuel cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

On March 26, 2010, the IMO amended MARPOL to designate areas extending up to 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada, the Hawaiian Islands and certain portions of French waters, as Emission Control Areas under the MARPOL Annex VI amendments. Once the designations take effect in August 2012, ocean-going vessels in these areas will be subject to stringent emission controls. As a result of these designations or similar future designations, we may be required to incur additional or other costs.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. We renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European

Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment becomes mandatory, the cost of compliance could be significant.

Oil Pollution Liability

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons and to the greater of $1,000 per gross ton or $854,400 for non-tank vessels (subject to possible adjustment for inflation). and our fleet is entirely composed of vessels of such classes. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, and remediation and damages and complements the remedies available under OPA and CERCLA. The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Other Regulations

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.

Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General.  The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While management believes that OceanFreight’s present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that OceanFreight will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances.  OceanFreight has marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the seven owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible for the hull and machinery insurance ranging from $100,000 to $125,000. OceanFreight has also arranged increased value insurance for all of the owned vessels.

Under the increased value insurance, in case of total loss of the vessel, OceanFreight will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance.  Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers OceanFreight’s third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, OceanFreight’s coverage, except for pollution, is unlimited. OceanFreight’s current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, OceanFreight is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and return. Thus, stated simply, one may charter part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by OceanFreight are fully employed.

C.	Organizational structure

As of December 31, 2010, the Company is the sole owner of all of the outstanding shares of the subsidiaries, listed in Note 1 of our consolidated financial statements under item 18, and in exhibit 8.1.

D.	Property, plants and equipment

We do not own real estate property. We lease office space in Athens, Greece, as disclosed in Notes 3, 13 and 16 of our consolidated financial statements under item 18. Our interests in the vessels in our fleet are our only material properties. See “OceanFreight’s Fleet” in this section.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this report.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.

A.	Operating results

Factors Affecting our Results of Operations

Charters

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tanker M/T Olinda which is employed in the Blue Fin Tankers Inc. spot market pool, we employ our vessels to reputable charterers primarily pursuant to long-term time charters. As of the date of this annual report, our charters have remaining terms ranging between 26.4 months and 58.1 months. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of vessel management fees, crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in charter rates. However, we are exposed to the risk of declining charter rates when operating in the spot market, which may have a materially adverse impact on our financial performance.

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire and drydock days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire.

•	Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

•	TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenue (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

•	Daily vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the years ended December 31, 2010, 2009 and 2008.

Year 2010

	Drybulk	Tanker
	Carriers	Vessels	Fleet

Calendar Days	3,210	1,161	4,371
Fleet Utilization	96.5%	96.6%	96.4%
Time Charter Equivalent	23,194	22,544	23,022

Year 2009

	Drybulk	Tanker
	Carriers	Vessels	Fleet

Calendar Days	3,190	1,460	4,650
Fleet Utilization	96.9%	94.2%	96.1%
Time Charter Equivalent	29,881	25,471	28,523

Year 2008

	Drybulk	Tanker
	Carriers	Vessels	Fleet

Calendar Days	3,294	870	4,164
Fleet Utilization	98.9%	99.8%	99.1%
Time Charter Equivalent	33,561	38,997	34,705

The following table reflects the calculation of our TCE daily rates for the years ended December 31, 2010, 2009 and 2008:

(Dollars in thousands except for Daily TCE rate)

Year 2010

	Drybulk	Tanker
	Carriers	Vessels	Fleet

Voyage revenues and imputed deferred revenue	76,186	26,004	102,190
Voyage expenses	(4,329)	(867)	(5,196)

Time Charter equivalent revenues	71,857	25,137	96,994

Total voyage days for fleet	3,098	1,115	4,213
Daily TCE rate	23,194	22,544	23,022

Year 2009

	Drybulk	Tanker
	Carriers	Vessels	Fleet

Voyage revenues and imputed deferred revenue	96,672	36,263	132,935
Voyage expenses	(4,309)	(1,240)	(5,549)

Time Charter equivalent revenues	92,363	35,023	127,386

Total voyage days for fleet	3,091	1,375	4,466
Daily TCE rate	29,881	25,471	28,523

Year 2008

	Drybulk	Tanker
	Carriers	Vessels	Fleet

Voyage revenues and imputed deferred revenue	114,758	42,676	157,434
Voyage expenses	(5,449)	(8,826)	(14,275)

Time Charter equivalent revenues	109,309	33,850	143,159

Total voyage days for fleet	3,257	868	4,125
Daily TCE rate	33,561	38,997	34,705

•	Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•	Voyage and Time Charter Revenue. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	the amount of time that our vessels spend in connection with maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk and crude oil shipping industries; and

•	other factors affecting spot market charterhire rates for drybulk carriers and tanker vessels.

As of December 31, 2010, with the exception of M/T Olinda, M/T Tamara, M/V Augusta, M/V Austin and M/V Trenton, all of our vessels were employed under time charter contracts, which had a remaining duration of a minimum of 30 months and a maximum of 62 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

The M/T Olinda is employed in a spot market pool. Under the pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement. The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool’s then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel’s earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel’s rating as defined in the pool point formula. This vessel is scheduled to be delivered to its new owners in April 2011.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired four vessels with existing time charters and we may do so in the future. We view acquiring a vessel that has been entered in a spot market related pool, whether through a pooling agreement or pool time charter arrangement, as equivalent to acquiring a vessel that has been on a voyage charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company’s significant accounting policies, see Note 2 to our consolidated financial statements.

Vessel Lives and Impairment:  The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel’s acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted projected net operating cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel), over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per Light Weight ton, or LWT, at disposal.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require us to record a material impairment charge in future periods.

In 2009 and 2010, in assessing our exposure to impairment risks for our fleet, we considered the current conditions of the international drybulk and tanker industry, the decline of the market values of our vessels, the deterioration of the charterhires and the expected slow recovery of the market, the age of our vessels and the increased costs for their maintenance and upgrading. As a result we determined that the utilization of our tanker vessels over their remaining useful lives has been negatively impacted by the market conditions with low possibilities for recovery. The assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require us to record a material impairment charge in future periods.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of our tanker vessels the M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss was recognized (see Note 2(l) to our consolidated financial statements). As of December 31, 2010, our impairment analysis did not indicate any impairment issues on our vessels.

Vessels held for sale:  It is our policy to dispose of vessels or other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. We classify assets and disposal groups of assets as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to our consolidated financial statements).

Imputed Prepaid/Deferred Revenue:  Our records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed the Company must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Voyage Revenue:  The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses and Vessel Operating Expenses:  Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including vessel management fees, crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charterhire rate of each charter to ship brokers associated with the charterers.

Depreciation:  We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Accounting for Derivatives:  ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures, which is more fully discussed in Note 10 to our consolidated financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company’s derivative contracts do not qualify for hedge accounting, therefore changes in fair values have been accounted for as increases or decreases to earnings.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million ($236.2 million as of December 31, 2010) of our long term debt discussed in Note 7 to the consolidated financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is separately reflected in the consolidated statement of income.

Our forward freight agreements or FFAs did not qualify for hedge accounting and therefore changes in their value were reflected in earnings. As of December 31, 2010, we did not have any open positions.

Segment Disclosures:  ASC 280, Segment Reposting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 15 to our consolidated financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements:  Please see Note 2(x) to our consolidated financial statements included herein for a discussion of new accounting pronouncements, none of which had a material impact on our consolidated financial statements.

Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In “— Critical Accounting Policies — Vessel Lives and Impairment,” we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2010, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

		Year
	Dwt	Purchased	Carrying Value

Drybulk Vessels
Trenton	75,229	2007	$21	.0 million(1)
Austin	75,229	2007	$21	.0 million(1)
Helena	73,744	2007	$38	.9 million *
Topeka	74,710	2007	$52	.4 million*
Augusta	69,053	2007	$20	.0 million(2)
Partagas	173,880	2009	$52	.9 million*
Robusto	173,949	2009	$58	.8 million*
Cohiba	174,200	2009	$59	.1 million*
Montecristo	180,263	2010	$48	.9 million

Total Drybulk dwt	1,070,257

Tanker Vessels
Olinda	149,085	2008	$19	.0 million(3)
Tamara	95,793	2008	$7	.3 million(4)

Total Tanker dwt	244,878

TOTAL DWT	1,315,135

*	Indicates drybulk carriers for which we believe, as of December 31, 2010, the aggregate basic charter-free market value is lower than the vessels’ aggregate carrying value by approximately $53.7 million.

(1)	On November 19, 2010, we contracted to sell the M/V Austin and M/V Trenton for $22.25 million each. Based on an addendum signed February 11, 2011, the selling price was reduced to $21.0 million for each vessel. The vessels were delivered to their new owners on March 10 and 11, 2011, respectively. The sale of the vessels resulted in a total loss of $34.1 million. Furthermore, as provided by our Nordea loan agreement we made a loan prepayment of $24.7 million.

(2)	On October 4, 2010, we contracted to sell the M/V Augusta for $20.0 million. The M/V Augusta was delivered to its new owners on January 6, 2011. The sale of the vessel resulted in a loss of $31.6 million. Furthermore, as provided by our Nordea loan agreement, we made a loan prepayment of $11.6 million in connection with this sale.

(3)	On November 26, 2009, we contracted to sell the M/T Olinda for a gross sale price of $19.0 million with expected delivery between May 1, 2010 and December 31, 2010. In December 2010 the vessel’s delivery period changed to between December 1, 2010 and April 30, 2011.

(4)	On December 12, 2010, we contracted to sell the M/T Tamara for $8.6 million. The vessel was delivered to its new owners on January 13, 2011. Following the sale of the vessel, our loan with DVB was fully repaid.

We note that six of our drybulk vessels are currently employed under long-term, above-market time charters. We believe that if the vessels were sold with those charters attached, we would receive a premium for those vessels over their basic market value.

We refer you to the risk factor entitled “Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which would adversely affect our earnings” and the discussion herein under the heading “D. Risk Factors — Industry Specific Risk Factors”.

RESULTS OF OPERATIONS

As discussed in Notes 2(t) and 15 to our consolidated financial statements included herein, we have two reportable segments, the drybulk carriers segment and the tankers segment.

The table below presents information about the Company’s reportable segments as of December 31, 2008, 2009 and 2010 and for the years then ended, and is expressed in thousands of U.S. Dollars. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

December 31, 2010

	Drybulk
	Carriers	Tankers	Other	Total

Revenues from external customers	$74,628	$26,004	$—	$100,632
Imputed revenue	1,558	—	—	1,558
Gain on forward freight agreements	(4,342)	—		(4,342)
Voyage expenses	(4,328)	(868)	—	(5,196)
Vessels’ operating expenses	(27,476)	(13,602)	—	(41,078)
Survey and dry docking costs	(1,784)	—	—	(1,784)
Interest expense and finance costs, net of capitalized interest	(4,270)	(2,461)	(44)	(6,775)
Interest income	—	—	119	119
Loss on interest rate swaps	(7,202)	(1,511)	—	(8,713)
Depreciation	(23,252)	(1,342)	(259)	(24,853)
Gain/(loss) on vessels sold and vessels held for sale	(65,711)	2,782	—	(62,929)
Segment (loss)/gain	(62,193)	8,976	(8,408)	(61,625)
Total assets	428,187	33,588	17,088	478,863

December 31, 2009

	Drybulk
	Carriers	Tankers	Other	Total

Revenues from external customers	$82,199	$36,263	$—	$118,462
Imputed revenue	14,473	—	—	14,473
Gain on forward freight agreements	—	—	570	570
Voyage expenses	(4,309)	(1,240)	—	(5,549)
Vessels’ operating expenses	(27,067)	(16,848)	—	(43,915)
Survey and dry docking costs	(2,845)	(2,725)	—	(5,570)
Interest expense and finance costs	(7,333)	(4,791)	(45)	(12,169)
Interest income	—	—	271	271
Loss on interest rate swaps	(1,856)	(711)	—	(2,567)
Depreciation	(30,100)	(18,080)	(92)	(48,272)
Impairment on vessels	—	(52,700)	—	(52,700)
Loss from sale of vessels	(69,250)	(63,926)	—	(133,176)
Segment loss	(46,248)	(124,865)	(7,569)	(178,682)
Total assets	444,180	56,253	48,839	549,272

December 31, 2008

	Drybulk
	Carriers	Tankers	Other	Total

Revenues from external customers	$104,440	$42,676	$—	$147,116
Imputed revenue	10,318	—	—	10,318
Voyage expenses	(5,449)	(8,826)	—	(14,275)
Vessels’ operating expenses	(20,662)	(8,318)	—	(28,980)
Survey and dry docking costs	(736)	—	—	(736)
Interest expense and finance costs	(11,173)	(5,316)	(39)	(16,528)
Interest income	—	—	776	776
Loss on interest rate swaps	(12,076)	(5,108)	—	(17,184)
Depreciation	(32,865)	(10,762)	(31)	(43,658)
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	408,680	184,753	32,137	625,570

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Voyage Revenues

Voyage revenue decreased by $17.9 million, or 15.1%, to $100.6 million for 2010 as compared to $118.5 million for 2009. The decrease in revenues is mainly attributable to the net decrease in voyage days by 253 days representing 1,224 days lost due to the sale of vessels and 52 off-hire days which were mitigated by the 1,024 additional days of operations of the new acquisitions. Furthermore, revenue was adversely affected by the decline in the charter rates of M/T Tigani, M/V Topeka, M/V Austin, M/V Trenton and M/T Olinda and the sale of M/V Richmond, M/V Lansing, M/V Juneau, M/V Pierre, M/T Tigani and M/T Pink Sands which were replaced by M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, which earned a lower average charter rate. The average TCE rate for 2010 was $23,022 per day as compared to $28,523 in 2009, and the fleet utilization was 96.4% in 2009 as compared to 96.1% in 2009. See above under “Factors Affecting our Results of Operations — TCE Rates” for information concerning our calculation of TCE rates.

Imputed Deferred Revenue

M/V Trenton, M/V Austin, M/V Pierre and M/V Topeka were each acquired in 2007 with an existing time charter at a below market rate. The Company adds the fair value of the time charters in the purchase price of the vessels and allocates it to a deferred liability which is amortized over the remaining period of the time charters as an increase of hire revenue. The amortization of imputed deferred revenue for 2010 and 2009 amounted to $1.6 million and $14.5 million, respectively. Imputed deferred revenue has been fully amortized as of December 31, 2010; see Note 6 to our consolidated financial statements.

Gain/(loss) on Forward Freight Agreements

During the year ended December 31, 2010, the loss on FFAs amounted to $4.3 million as compared to a gain of $0.6 million in 2009. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2010, there were no open FFA positions.

Voyage Expenses

Voyage expenses decreased by $0.3 million, or 5.5%, to $5.2 million in 2010 as compared to $5.5 million in 2009. The decrease is mainly due to (a) lower port and bunker costs as a result of the reduced number of off hire days in 2010 of 157 days (including 88 drydocking days) as compared to off hire days in 2009 of 184 days (including 144 drydocking days) and (b) to reduced commissions on revenues as a result of the decrease in revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for 2010 were $41.1 million as compared to $43.9 million for 2009. Excluding the effect of expenses related to drydocking activities of $1.0 million in 2010 and $2.7 million in the same period of 2009, there was decrease in operating expenses of 2.7%. The decrease is mainly due to the sale of vessels in 2010 which was partially mitigated by the additional voyage days of the new acquisitions and the increased management fees due to the change of managers. The calendar days in 2010 were 4,371 days as compared to 4,650 days in 2009. The daily operating expenses on a fleet basis in 2010 were $9,397 per vessel as compared to $9,444 per vessel in 2009.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for 2010 were $8.3 million as compared to $8.5 million for 2009. The decrease of $0.2 million is the net effect of (a) the decrease in office payroll and related cost of $0.5 million, (b) the increase in compensation cost of $1.0 million, (c) the net decrease in legal and audit fees of $0.6 million, and (d) net decrease of $0.1 million in all other expenses.

Depreciation

Depreciation for 2010 amounted to $24.9 million as compared to $48.3 million in 2009. The decrease of $23.4 million in vessel depreciation charges is attributable to (a) the discontinuance of taking depreciation on M/T Olinda, M/V Augusta, M/V Austin, M/V Trenton and M/T Tamara due to their classification as vessels held for sale resulting in a reduction of $11.7 million, (b) the sale of M/V Richmond, M/V Lansing, M/V Juneau, M/V Pierre, M/T Pink Sands and M/T Tigani and their replacement by M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo in 2010 resulting in a net reduction of depreciation of $11.7 million.

Drydocking

We incurred scheduled drydocking costs in 2010 of $1.8 million related to M/V Trenton, M/V Austin and M/V Topeka. In 2009 we incurred scheduled drydocking costs of $5.6 million related to M/V Helena, M/V Pierre, M/T Tamara and M/T Tigani.

Impairment on Vessels

The carrying value of each of the Company’s vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel’s acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted projected net operating cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of our tanker vessels the M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss was recognized (see Note 2(l) to our consolidated financial statements). As of December 31, 2010, our impairment analysis did not indicate any impairment issues on our vessels.

Loss on Sale of Vessels and Vessels Held for Sale

As of December 31, 2010, we had contracted to sell, on a charter free basis, the M/T Olinda, M/T Tamara, the M/V Augusta, the M/V Austin and the M/V Trenton for an aggregate price of $89.6 million. The M/V Augusta was delivered to its new owners on January 6, 2011, the M/T Tamara on January 13, 2011, the M/V Austin on March 10, 2011 and the M/V Trenton on March 11, 2011. We expect to deliver M/T Olinda to its new owners in April 2011. We have classified the above five vessels as “held for sale” in the accompanying December 31, 2010 consolidated balance sheet at their estimated sale proceeds as all criteria required for their classification as “Held for Sale” were met. The estimated loss of approximately $65.9 million is included in “Loss on sale of vessels and vessels held for sale” in the accompanying 2010 consolidated statement of operations.

As of December 31, 2009, vessels held for sale consisted of the M/T Olinda (see above) and M/V Pierre and M/T Tigani, of which the latter two were delivered to their new owners on April 14, 2010 and May 4, 2010, respectively, resulting in a gain of $2.5 million included in the accompanying 2010 consolidated statement of operations under ‘Loss on vessels sold and vessels held for sale’.

Vessels held for sale are stated at their fair values. The fair values were determined based on the memorandum of agreement prices less cost to sell (Level 1).

Interest and Finance Costs

Interest and finance costs decreased by $5.4 million, or 44.3%, to $6.8 million in 2010 as compared to $12.2 million in 2009. The decrease is attributable to the prepayment of our long term debt by $14.4 million related to the sale of M/T Pink Sands and M/T Tigani. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.5 million in 2010 as compared to $0.7 million in 2009. In 2010 interest was further reduced by $1.0 million representing capitalized imputed interest relating to the construction of the new buildings.

The realized loss of 2009 for the swap agreements discussed further below of $7.7 million previously included in “Interest and finance costs” were reclassified to “Loss on derivative instruments” to conform to the December 31, 2010, presentation.

Derivative Instruments

Swap Agreements:  We entered into two interest rate swap agreements on January 29, 2008 to partially hedge the interest rate exposure on our variable rate debt. At December 31, 2010 and 2009, the fair values of the derivative contracts amounted to $11.6 million and $11.0 million in liability, respectively. The decrease in fair values of $0.6 million is included in “Loss on derivative instruments” in the consolidated statements of operations. The current portion of the total fair value of $6.7 million is included in current liabilities as Derivative liability, while the non-current portion of $4.9 million is included in other non-current liabilities as Derivative liability in the December 31, 2010 consolidated balance sheet. The realized swap interest for 2010 amounted to $8.1 million.

FFAs:  In 2010, the loss on FFAs amounted to $4.3 million. As of December 31, 2010 we had no open FFA positions. In 2009, the gain from FFAs amounted to $0.6 million. There were no open positions as of December 31, 2009.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Voyage Revenues

Voyage revenue decreased by $28.6 million, or 19.4%, to $118.5 million for 2009 as compared to $147.1 million for 2008. The decrease is mainly attributable to (a) the sale of three vessels which were replaced by new vessels chartered at lower hire rates resulting in $11,050 lower daily hire rate, (b) the employment of the M/T Olinda in a spot pool in October 2008 resulting in reduction of its daily TCE rate from $57,176 to $21,600, (c) the early termination of the charter party of M/V Augusta in November 2008 and its re-employment at lower daily hire rate resulting in the reduction of daily hire from $42,100 per day to $16,000 per day, (d) the early termination of the charter party of M/V Topeka in July 2009 and its re-employment at lower daily hire rate resulting in the reduction of daily hire from $23,100 per day to $18,000 per day and (e) the scheduled drydockings which resulted in 145 off hire days in 2009 as compared to no days in 2008. The effect of the decrease in hire rates was mitigated by the increase of voyage days from 4,125 in 2008 to 4,466 in 2009 mainly due to the operation the of M/T Olinda, M/T Tigani and M/T Tamara for the full year in 2009. The average TCE rate for 2009 was $28,523 per day as compared to $34,705 in 2008, and the fleet utilization was 96.1% in 2009 as compared to 99.1% in 2008. See above under “Factors Affecting our Results of Operations — TCE Rates” for information concerning our calculation of TCE rates.

Imputed Deferred Revenue

M/V Trenton, M/V Austin, M/V Pierre and M/V Topeka were each acquired in 2007 with an existing time charter at a below market rate. The Company adds the fair value of the time charters in the purchase price of the vessels and allocates it to a deferred liability which is amortized over the remaining period of the time charters as an increase of hire revenue. For cash flow purposes (excluding the amortization of the fair value of the time charters) the Company received a TCE rate of $25,283 and $32,204 per day, in 2009 and 2008, respectively. The amortization for 2009 and 2008 amounted to $14.5 million and $10.3 million, respectively. The amount in 2009 includes $6.7 million of accelerated amortization due to the early termination of the time charter of M/V Topeka in July 2009.

Voyage Expenses

Voyage expenses decreased by $8.8 million, or 61.5%, to $5.5 million in 2009 as compared to $14.3 million in 2008, including commissions which totaled $4.6 million and $6.5 million, in 2009 and 2008, respectively. The decrease is attributable to the employment of the M/T Olinda in the spot market from her acquisition in January 2008 until late October 2008 with voyage expenses amounting to $8.3 million. We had no vessels employed in the spot market in 2009.

When we employ vessels on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charterhire rate of each charter to ship brokers associated with the charterers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for 2009 increased by $15.0 million, or 51.9%, to $43.9 million in 2009 as compared to $28.9 million in 2008. The increase is mainly attributable to (a) the increase in calendar days as a result of the fact that the vessels were acquired at various dates in the fourth quarter of 2008 while the same vessels were operated for the full year in 2009, (b) the additional running costs incurred as a result of the scheduled drydockings of four vessels of $2.7 million and (c) the increase in repairs and maintenance expenses. The daily operating expenses in 2009 were $9,444 as compared to $6,960 in 2008.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for 2009 decreased by $0.6 million, or 6.6% to $8.5 million as compared to $9.1 million in 2008. The decrease is the net effect of the decrease in office payroll and related cost of $5.6 million in 2009 from $6.6 million in 2008, which was mitigated by the increase in legal and audit fees, and other expenses of $3.1 million in 2009 as compared to $2.7 million in 2008. The 2009 payroll and related costs of $5.6 million includes $1.96 million payroll cost, $3.6 million bonuses and $0.04 million compensation costs, while the 2008 amount of $6.6 million includes $1.7 million payroll cost, $2.2 million bonuses and $2.7 million compensation costs.

Depreciation

Depreciation in 2009 increased by $4.6 million, or 10.5% to $48.3 million as compared to $43.7 million in 2008. The increase is mainly attributable to the increase of calendar days to 4,650 days in 2009 as compared to 4,164 days in 2008 due to the ownership of M/T Olinda, M/T Tigani and M/T Tamara for the full year in 2009 which was partially mitigated by the calendar days lost as a result of the purchase and sale transactions.

Impairment on Vessels

We wrote down our tankers M/T Pink Sands and M/T Tamara to their market values by recording an impairment charge of $52.7 million in the year ended December 31, 2009. There was no impairment charge in 2008.

Loss on Sale of Vessels and Vessels Held for Sale

The loss of $133.2 million consists of $51.9 million representing the loss incurred from the sale of M/V Lansing, M/V Richmond and M/V Juneau and from $81.3 million representing the estimated loss to be incurred from vessels M/V Pierre, M/T Olinda and M/T Tigani classified as vessels held for sale.

Drydocking

We expense the total costs associated with a drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels. For 2009 and 2008, the expense related to drydocking totaled $5.6 and $0.7 million, respectively. Four vessels were drydocked in 2009 as compared to one vessel in 2008.

Interest and Finance Costs

Interest and finance costs decreased by $4.3 million, or 26.1%, to $12.2 million in 2009 as compared to $16.5 million in 2008. Interest expenses in 2009 amounted to $10.6 million as compared to $14.8 million in 2008. The decrease is mainly attributable to the loan prepayment of $25 million made in early 2009 under our amendatory agreement to our Nordea credit facility, as discussed elsewhere in this annual report. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.7 million in 2009 as compared to $0.5 million in 2008.

The realized loss of the swap agreements discussed further below for 2008 ($1.0 million) and 2009 ($7.7 million) previously included in “Interest and finance costs” were reclassified to “Loss on derivative instruments” to make these prior years comparable with the presentation for December 31, 2010.

Financing Costs

Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs. The total amortization cost for 2009 and 2008 amounted to $0.7 million and $0.5 million, respectively.

Derivative Instruments

Swap Agreements:  We have entered into two interest rate swap agreements on January 28, 2008 to partially hedge the interest rate exposure on our variable rate debt. At December 31, 2009 and 2008, the fair values of the derivative contracts amounted to $11.0 million and $16.1 million in liability, respectively. The decrease in fair values of $5.1 million is reflected in Gain on derivative instruments in the consolidated statement of operations. The current portion of the total fair value of $7.4 million is included in current liabilities as Derivative liability, while the non-current portion of $3.6 million is included in other non-current liabilities as Derivative liability in the December 31, 2009 consolidated balance sheet. The realized swap interest for 2009 amounted to $7.7 million.

FFAs:  During the year ended December 31, 2009, the gain on FFAs amounted to $0.6 million. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2009, there were no open FFA positions.

Inflation

Inflation does not have significant impact on vessel operating or other expenses. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 2.88% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2010, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

B.	Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facility, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan and our capital commitments discussed in Note 5 to the December 31, 2010 consolidated financial statements. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA, the Standby Equity Distribution Agreement, or SEDA, and the equity contribution from Basset Holding Inc. discussed in Note 8 to the December 31, 2010 consolidated financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 7 to the December 31, 2010 consolidated financial statements. Under the SEPA, SEDA and the contribution from Basset we issued an aggregate of 70,018,503 of our common shares (210,055,508 common shares before the reverse stock split effect) with total net proceeds of $228.1 million. The SEPA and SEDA were terminated on May 21, 2009 and on March 18, 2010, respectively.

As of December 31, 2010, we had an outstanding indebtedness of $209.8 million and our aggregate payments of principal due within one year amounted to $82.3 million. Our loans contained a minimum cash requirement of $500,000 per vessel, which, on our fleet of 11 vessels, amounted to $5.5 million.

As of December 31, 2010, our capital commitments in connection with the construction of the three VLOCs were $159.3 million. Subsequent to December 31, 2010, our capital commitments increased by $95.0 million due to the acquisition of two additional VLOCs. We intend to partially finance our capital requirements with external bank financing, equity offerings and cash from operations.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Long Term Debt Obligations and Credit Arrangements:

On September 18, 2007, the Company entered into a loan agreement with Nordea Bank Norge ASA, for a $325 million senior secured credit facility, or the Nordea credit facility, for the purpose of refinancing the existing term loan facility with Fortis Bank of $118 million and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Nordea credit facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Nordea credit facility.

The amended syndicated Nordea credit facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200 million of which the Company utilized $199 million to repay the outstanding balance of the credit facility with Fortis of $118 million, to partially finance the acquisition of vessels and for working capital purposes. As of December 31, 2010, following the mandatory prepayment of $24.7 million, due to the sale of M/V Augusta, M/V Austin and M/V Trenton the balance of Tranche A of $110.5 million will be reduced or repaid in nine semi-annual equal installments in the amount of $8.75 million each and a balloon installment in an amount of $31.75 million.

Tranche B is a term loan facility in a maximum amount of $125 million which was fully utilized to partially finance the acquisition of vessels. As of December 31, 2010, following the mandatory prepayment of $11.6 million due to the sale of M/V Augusta, M/V Austin and M/V Trenton, the balance of Tranche B of $58.5 million is repayable in one installment of $6.8 million followed by nine equal consecutive semi-annual installments in the amount of $5.5 million each and a balloon installment in the amount of $2.2 million. As of the December 31, 2010, we were in compliance with the loan covenants.

The Nordea credit facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Nordea credit facility.

The loan agreement includes among other covenants, financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders’ equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity must not be less than $0.5 million multiplied by the number of vessels owned (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels must not be less than 100% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A. As of December 31, 2010, we were in compliance with above mentioned covenants.

On December 23, 2008, we entered into a loan agreement with DVB Bank SE for a new secured term loan facility for an amount of $29.56 million, which was fully drawn on January 14, 2009 (see Note 7 to our consolidated financial statements). We used $25 million of the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to the Nordea credit facility described below. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8.6 million was made, which reduced the outstanding loan balance. The balance of the loan at December 31, 2010 of $4.4 million was fully repaid following the sale of M/T Tamara in 2011.

As provided in the Nordea credit facility, in the case of a sale of a vessel, the Company has the option of either using the sale proceeds for the prepayment of the loan or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days.

The Company made use of this option and used the sale proceeds of the M/V Pierre, M/V Lansing M/V Richmond and M/V Juneau to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo respectively.

As of December 31, 2010, we were in full compliance with our Nordea loan covenants.

On February 24, 2011, the Company accepted a commitment letter from a major Chinese bank for the financing of up to 60% of the aggregate contract cost of the three VLOCs discussed above.

Cash Flows

Cash and cash equivalent are primarily held in U.S. dollars.

The following table presents cash flow information for the year ended December 31, 2008, 2009 and 2010. The information was derived from the audited consolidated statements of cash flows of OceanFreight and is expressed in thousands of U.S. Dollars.

	2008	2009	2010
	(Dollars in thousands)

Net cash provided by operating activities	$81,369	$26,552	$28,449
Net cash used in investing activities	(120,665)	(130,786)	(42,678)
Net cash provided by/(used in) financing activities	43,321	118,437	(13,494)

Increase/(decrease) in cash and cash equivalents	4,025	14,203	(27,723)
Cash and cash equivalents beginning of year	19,044	23,069	37,272

Cash and cash equivalents end of year	$23,069	$37,272	$9,549

Net cash provided by operating activities:

Net cash provided by operating activities in 2010 increased by $1.9 million or 7.1% as compared to 2009, due to the decrease in operating losses. Net cash provided by operating activities in 2009 decreased by $54.8 million or 67.4% due to the decrease in our vessels’ revenue and the scheduled drydocking of four vessels as compared to one in 2008.

Net cash used in investing activities:

Net cash used in investing activities in 2010 was $42.7 million, which represents $46.6 million paid in connection with the vessels under construction, $40.2 million paid for the acquisition of M/V Montecristo and $44.1 million of net proceeds collected from the sale of M/V Pierre, M/T Tigani and M/T Pink Sands. Net cash used in investing activities in 2009 was $130.8 million, which represents $9.9 million of initial deposits made in connection with the acquisition of M/V Montecristo, $180.5 million paid for the acquisition of M/V Robusto, M/V Cohiba and M/V Partagas, $0.8 million paid for the acquisition of two automobiles used for corporate purposes and $60.4 million proceeds from the sale of M/V Lansing, M/V Juneau and M/V Richmond.

Net cash provided by/(used in) financing activities:

Net cash used in financing activities in 2010 was $13.5 million and consists of (a) $39.2 million of net proceeds from our SEDA equity offering and capital contribution from Basset, (b) $41.5 million of repayment of long-term debt, (c) $14.4 million of prepayment of long term debt due to the sale of M/T Tigani and M/T Pink Sands, (d) $3.5 million representing decrease in restricted cash required under our loan agreements and (e) $0.3 million of financing costs.

Net cash provided by financing activities in 2009 was $118.4 million and consists of (a) $188.3 million of net proceeds from our SEPA and SEDA equity offerings, (b) $29.6 million of proceeds drawn under our secured long-term debt, (c) $71.9 million of repayment of long term debt, (d) $25 million of repayment of sellers’ credit and (e) $2.5 million representing restricted cash required under our loan agreements.

Net cash provided by financing activities in 2008 was $43.3 million and consists of (a) $50.9 million of net proceeds from our controlled equity offering, (b) $63.4 million of proceeds drawn under our long-term debt, (c) $16.0 million of repayment of long term debt, (d) $47.8 million of dividends paid, (e) $6.5 million representing restricted cash required under our loan agreements and (f) $0.7 million in financing fees paid in connection with our DVB loan.

Adjusted EBITDA:

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and excludes loss on sale of vessels and impairment charges on vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this Annual Report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that Adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness.

EBITDA and Adjusted EBITDA are non-GAAP measures and have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of OceanFreight’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of OceanFreight’s performance.

The following table reconciles net cash provided by operating activities to Adjusted EBITDA for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	(Dollars in thousands)

Net cash provided by operating activities	$81,369	$26,552	$28,449
Net increase in current and non-current assets	4,881	9,988	(481)
Net increase in current liabilities, excluding current portion of long term debt	(5,865)	143	(1,214)
Net Interest expense(1)	16,789	19,563	14,816
Amortization of deferred financing costs included in interest expense	(475)	(744)	(538)

Adjusted EBITDA	$96,699	$55,502	$41,032

(1)	Net Interest expense includes the realized interest on Interest Rate Swaps.

Working Capital Position

On December 31, 2010, our current assets totaled $109.8 million while current liabilities totaled $111.3 million, resulting in a negative working capital position of $1.5 million. We believe we will generate sufficient cash during 2011 to make the required principal and interest payment on our indebtedness and provide for our normal working capital requirements and remain in a positive cash position in 2011. Furthermore, as explained under Item 4.A in this report we have secured external financing that will enable us to meet our predelivery commitments under the shipbuilding contracts of the three VLOCs. Item 4.A. also describes the shipbuilding contracts for the additional two VLOCs which we agreed to acquire in April 2011 but we have not yet secured financing to satisfy the remaining payments. The total outstanding yard payments amount to $95.0 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013. We expect that for these two VLOCs and for any additional vessels that we acquire, we will rely on new debt, proceeds from future offerings and revenues from our operations to meet our liquidity needs going forward.

Interest Rate Risk:

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. During 2007, we paid interest on our debt based on LIBOR plus a margin. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our loan agreement, we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at December 31, 2010 that are sensitive to changes in interest rates. See notes 7 and 10 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected Maturity Date
			2013
	2011	2012	Onwards
	(In thousands of U.S. Dollars)

Long-term debt(1)
Repayment amount	65,991	28,528	110,847
Variable interest rate	0.48%	1.23%	1.86%
Average interest rate	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount(2)	214,932	179,053	157,651
Average pay rate(2)	3.55%	3.55%	3.55%
Average receive rate(2)	0.48%	1.23%	1.86%

(1)	See note 7 to our consolidated financial statements for a description of our Nordea credit facility.

(2)	On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreements, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

C.	Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.	Trend Information

Please see “The International Drybulk Industry” and “The International Tanker Industry” sections in Item 4.B.

E.	Off-Balance Sheet Arrangements:

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010:

	Within	One to	Three to	More than
	One Year	Three Years	Five Years	Five Years	Total
	(In thousands of U.S. dollars)

Long term debt(1)	70,397	57,056	82,319	—	209,772
Vessels under construction	40,860	118,440	—	—	159,300
Management fees	4,624	11,923	9,501		26,048
Office Lease(2)	16	32	32	—	80

Total	115,897	187,451	91,852	—	395,200

(1)	As further discussed in our December 31, 2010 consolidated financial statements the outstanding balance of our long-term debt at December 31, 2010, was $209.8 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above. See “Item 5.B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements” and Note 7 to our consolidated financial statements.

(2)	As further explained in our December 31, 2010 consolidated financial statements, the two lease agreements we had for our office facilities in Athens expired on December 31, 2010. On January 1, 2011 we entered into a new lease agreement for the current office space leased from a family member of Mr. George Economou, which terminates on December 31, 2015.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. Antonis Kandylidis is the son of Konstandinos Kandylidis. There are no Directors’ service contracts with the Company or any if its subsidiaries providing for benefits upon termination of employment.

On June 10, 2010, at the Annual General Meeting of the Shareholders, Mr. George Biniaris was elected to serve as Director of the Company for a term of three years. On June 10, 2010, the Company’s Board of Directors designated Mr. George Biniaris as the Chairman of the Audit Committee and determined that he qualifies as an audit committee financial expert as defined under Commission rules. Mr. George Biniaris replaced Mr. Stephen Souras, whose term expired and who did not stand for re-election at the Annual General Meeting of the Shareholders.

In December 2010, our Chief Accounting Officer Mrs. Konstandia Papaefthymiou submitted her resignation for personal reasons and effective February 1, 2011, her duties were temporarily assumed by our Chief Financial Officer.

Name	Age	Position

Antonis Kandylidis	34	Chief Executive Officer and Class B Director
Demetris Nenes	35	President — Chief Operating Officer
Solon Dracoulis	56	Chief Financial Officer and Treasurer
Konstandia Papaefthymiou	42	Chief Accounting Officer
Professor John Liveris	57	Chairman and Class A Director
Konstandinos Kandylidis	60	Class C Director
Panagiotis Korakas	59	Class B Director
George Biniaris	52	Class C Director

Antonis Kandylidis has served as our Chief Executive Officer since December 2007, has served as a member of our Board of Directors since September 2007 and served as our Interim Chief Financial Officer from April 2008 to January 2010. Mr. A. Kandylidis started his career at OMI Corporation’s commercial department. During his tenure at OMI Corporation he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, he returned to Greece where he provided consultancy services to companies affiliated with ship-owner Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and in April of 2007 he took the Company public. Mr. Kandylidis graduated Magna Cum Laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters degree of Science in Ocean Systems Management.

Demetris Nenes was appointed Vice President — Business Development on February 8, 2009 following the resignation of Mr. M. Gregos who had served as our Chief Operating Officer since January 2008. Effective January 2010, Mr. D Nenes was appointed President and Chief Operating Officer. Mr. D. Nenes began his professional career working at Sikorsky Aircraft Corporation as a Design Engineer working in various positions, with the most significant being Head of the Transmission Design Team for the Navy version of the S92. Mr. Nenes began his shipping career in 2005, joining OMI Corporation’s Vetting / Safety & Quality department. During his career at OMI he moved in the commercial side of the business being involved in Forward Freight Agreements (FFA) Trading and Sales and Purchase. After the sale of OMI to Teekay Shipping and Torm, Mr. Nenes joined Ospraie Management LLC. Ospraie is a commodity hedge fund based in New York. At Ospraie Mr. Nenes was involved in both FFA trading and Market Research and Intelligence. Mr. Nenes holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens and a Master’s Degree in Business Administration from the University of Connecticut.

Solon Dracoulis has served as our Treasurer since April 2007 and had served as our Chief Accounting Officer from April 2007 until his promotion to Chief Financial Officer effective January 2010. During 2006 and 2007, Mr. Dracoulis was a consultant to Navios Maritime Holdings and assumed the responsibilities of financial reporting and filings with the Securities and Exchange Commission. Prior to that period he held the position of Chief Financial Officer of Stelmar Shipping, Inc. following the acquisition of the company by Overseas Shipholding Group in early 2005 and as a Financial Controller Budget and Reporting Officer since 2001. During that time he was responsible for the preparation of Stelmar’s financial statements, filings with the Securities and Exchange Commission, the implementation of accounting procedures and controls administration of the financial and accounting management and information system, preparation of annual operating budgets, quarterly projections and monthly cash flow statements. During the period starting in 1980. Mr. Dracoulis worked for Arthur Andersen & CO., KPMG and PricewaterhouseCoopers, where he commenced his career as an auditor — analyst and later became a Principal in the shipping audit division where he conducted financial audits in accordance with International Standards on Auditing (I.S.A.) and U.S. Generally Accepted Auditing Standards (G.A.A.S), evaluation of internal controls and internal audit procedures. He has a degree in Accounting and Business Administration from the Business Administration and Commercial Studies branch of the University of Athens and is a member of the Association of Certified Accountants and Auditors of Greece. He is also a graduate of the Merchant Marine Academy at Aspropyrgos and has a five year service at sea as a Radio Officer.

Konstandinos Kandylidis has served as a member of our Board of Directors since April 2007. He is the main shareholder and Managing Director of Lapapharm Trade & Distribution Company Inc. (“Lapapharm”), a private business operating since 1962 in the fields of pharmaceuticals, crop protection and veterinary products, representing in Greece, mainly U.S. multinational corporations in the field including Gilead Sciences, Pharmion and Fort Dodge among others and in the past the American Cyanamid Company until 1994. Mr. Kandylidis joined Lapapharm in 1975 and served in several positions until 1990, when he became a member of the Board of Directors and in 1996 when he became the Managing Director. He was also member of the Board of Directors for the Hellenic Association of Crop Protection Products and has served as a member in several committees for the Hellenic Association of Pharmaceutical Companies. Mr. Kandylidis is a graduate of the Athens University of Economics and Business and he has a certificate in Marketing from the College for the Distributive Trades in England.

Panagiotis A. Korakas was appointed to our Board of Directors in December 2008 following the resignation of Mr. H. Kerames in November 2008. He was born in 1950 in Athens, Greece. Mr. Korakas has had an extensive career in the construction and construction materials industry, both as an executive and an entrepreneur. For almost ten years, Mr. Korakas was the General Manager of Korakas & Partners, a commercial construction entity, while during the last 15 years he has run a business enterprise specializing in advanced composite metal construction.

Professor John Liveris has served as a member of our Board of Directors since April 2007, has served as our Chairman since December 2007 and is a consultant in the technology and defense industries based in Athens, Greece. His most recent affiliations include Contour Global LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom’s image and for all relations with the multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Mass. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

George Biniaris has served as a member of our Board of Directors since June 2010. He served as Chief Financial Officer of Lapapharm, a private equity business, from 1995 until his retirement in 2010. Prior to this, he served as Chief Accountant of Lapapharm from 1990 to 1995, having initially joined Lapapharm, as an assistant to the Chief Accountant in 1986. Mr. Biniaris started his career working at the Greek Ministry of Agriculture and later worked for a law firm in the division of mergers and acquisitions. Prior to this, he graduated from the Athens University for Economics and Business in 1983.

Stephen Souras has served as a member of our Board of Directors from April 2007 until June 2010 when his term expired. He is also a director of Investment Yard Management Limited, a Cayman Islands investment manager, overseeing a portfolio of alternative investments. Prior to employment at Investment Yard Management Limited Mr. Souras worked at Goldman Sachs International in the Investment Management Division advising and managing the portfolios of high net worth clients. Prior to Goldman Sachs, Mr. Souras started his career in business development for a consumer goods company in Asia. Mr. Souras was also employed at UBS Warburg in equity sales and then research where he advised institutional investors. Mr. Souras is a graduate of Imperial College in London, where he obtained a Bachelor of Engineering degree in Information Systems Engineering in 1992 and M.Sc. with Distinction, in Applications of Electronics in Medicine in 1993. He also holds a MBA from INSEAD in Fontainebleau, France.

Konstandia Papaefthymiou has served as our Chief Accountant since June 2007 and as our Chief Accounting Officer since January 2010 and until January 2011 when she submitted her resignation. For the period from 2005 to 2007, Ms. Papaefthymiou was the chief accountant of Navios Maritime Holdings. Ms. Papaefthymiou has a long experience in the shipping industry and has served as Chief Accountant and Financial Controller in Private and

Public shipping companies since 1992. During the last five years, Ms. Papaefthymiou has been involved in various projects including M&A transactions, the designing and implementation of corporate internal controls and setup of IT integrated infrastructure for Shipping Companies. She holds a Bachelor Degree from the Law School of the University of Athens, Political and Economic Studies. She also holds an MBA in shipping from ALBA Business School.

B.	Compensation

We paid an aggregate amount of $3.8 million and $3.9 million as annual compensation and cash bonus to our chief executive director officer for the fiscal years ended December 31, 2010 and 2009, respectively. Non-executive directors and officers other than our Chief Executive Officer received annual compensation and cash bonus in the aggregate amount of $1.2 million and $1.6 million for fiscal years ended December 31, 2010 and December 31, 2009, respectively, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On December 24, 2008, the Company’s Board of Directors approved the amendment of the consultancy agreement for the services to the Company of the Chief Executive Officer and increased the annual base consulting fee from $0.66 million (Euro 0.5 million) to $0.93 million (Euro 0.7 million) with effect January 1, 2009. All other terms of the consultancy agreement remained unchanged. The duration of the agreement will be for five years beginning January 1, 2009, and ending, unless terminated earlier on the basis of any other provision as may be defined in the agreement, on the day before the fifth anniversary of such date. In addition, 80,000 subordinated shares were issued to our Chief Executive Officer and 5,150 common shares were issued to our former Chief Operating Officer. The aggregate of 696,050 (2,085,150 before the reverse stock split effect) subordinated shares were converted into common shares on August 15, 2008 following the satisfaction of conditions contained in our Amended and Restated Articles of Incorporation.

Pursuant to the Company’s 2010 Equity Incentive Plan described below, in January 2010, an aggregate of 1,066,667 (3,200,000 before the reverse stock split) common shares were awarded to the Company’s directors and officers. In December 2010, 6,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer. These shares vest ratably over a three year period commencing on the date of issuance.

Equity Incentive Plan

2010 Equity Incentive Plan

In January 2010, we adopted an equity incentive plan which we refer to as the 2010 Equity Incentive Plan, or the Plan, under which officers, key employees, directors and consultants of us and our subsidiaries will be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We have reserved a total of 10,000,000 (30,000,000 before the reverse stock split) common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan will be administered by our Compensation Committee, or such other committee of our Board of Directors as may be designated by the board to administer the Plan.

Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The Plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the Plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the Plan administrator. The Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. Unless terminated earlier by our Board of Directors, the Plan will expire ten years from the date the Plan was adopted.

On January 18, 2010, the Company’s Board of Directors adopted and approved in all respect the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by our Chief Executive Officer, and an aggregate of 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company’s Directors and officers. On December 17, 2010, Company’s Board of Directors adopted and approved in all respect the resolutions of the meetings of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 common shares were awarded to Steel Wheel Investments Limited.

C.	Board Practices

Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The current term of office of each director is as follows: our Class A directors will serve for a term expiring at the 2011 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2012 annual meeting, and our Class C directors will serve for a term expiring at the 2013 annual meeting.

Committees of the Board of Directors

We have established an audit committee comprised of three independent members of our Board of Directors who are responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of independent directors which is responsible for recommending to the Board of Directors our senior executive officers’ compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the Board of Directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating committees are Mr. G. Biniaris, who also serves as the chairman of our audit and compensation committees, Mr. Liveris who also acts as the chairman of our Board of Directors and corporate governance committee, and Mr. P. Korakas. Our Board of Directors has determined that Mr. G. Biniaris qualifies as “financial expert” under the Commission’s rules.

D.	Employees

As of December 31, 2010 the Company employed six persons, namely Antonis Kandylidis, our Chief Executive Officer, Demetris Nenes, our President and Chief Operating Officer, Solon Dracoulis, our Chief Financial Officer and Treasurer, Konstandia Papaefthymiou, our Chief Accounting Officer and two other employees, all of whom are located in Athens. Effective February 1, 2011, the duties of our Chief Accounting Officer were temporarily assumed by our Chief Financial Officer following the resignation of Ms. Papaefthymiou.

E.	Share Ownership

The shares beneficially owned by our directors and officers and/or companies affiliated with these individuals are disclosed in “Item 7A — Major Shareholders” below.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding (i) the owners of more than five percent of our voting securities of which we are aware, of which there were none as of the date of this Annual Report; and (ii) the total amount of common shares owned by all of our officers and directors, individually and as a group. All of our shareholders are entitled to one vote for each share held.

		Number of
Title of Class	Identity of Person or Group	Shares Owned	Percent of Class

Common Stock, par value $0.01	Antonis Kandylidis(1)	60,017,141 (1)	50.5%
	All other Directors and officers as a group	118,481	*

(1)	Mr. Antonis Kandylidis may be deemed to beneficially own (a) 17,333,333 of these common shares through Basset Holdings Inc., a company of which he is the controlling person, (b) 7,026,666 of these common shares through Steel Wheel Investments Ltd., a company of which he is the controlling person and (c) 35,657,142 of these common shares through Haywood Finance Limited, a company of which he is the controlling person.

*	Less than 1% of our issued and outstanding common stock.

B.	Related Party Transactions

Registration Rights Agreement

On September 3, 2008, we filed a resale shelf registration statement on Form F-3 to register 695,050 (2,085,150 before the reverse stock split) common shares on behalf of Basset Holdings Inc., Steel Wheel Investments Ltd. and Seabert Shipping Co., a company controlled by our former Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2009 and has not yet been declared effective.

Cardiff Marine Inc. (“Cardiff”)

Until June 15, 2010, we used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company’s fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C Kandylidis is the sister of Mr. G Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company’s respective wholly owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1,013) and €870 ($1.153) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($34,939) per quarter and (5) a fee of €527 ($698) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. dollar exchange figures above are based on the exchange rate at December 31, 2010. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. We were also reimbursed Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, we entered into a service agreement with Cardiff whereby Cardiff is entitled to a 0.15% brokerage commission on the Company’s FFA trading transactions. The agreement was terminated on June 15, 2010.

Until July 2009, when Cardiff assumed the management of all of our vessels, it was providing supervisory services for the vessels whose technical manager at the time was Wallem Ship Management Ltd. in exchange for a daily fee of €105 ($140 based on the exchange rate at December 31, 2010) per vessel.

Furthermore, based on the management agreements with Cardiff we, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels’ estimated operating expenses and management fees for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to us in September 2010.

The fees charged by Cardiff for 2008, 2009 and 2010 are as follows:

Nature of Charge	2008	2009	2010	Included in
	(In thousands of U.S. Dollars)

Management fees	$1,605	$4,594	$2,275	Vessels’ operating expenses — Statement of Operations
Commission on charterhire agreements	698	685	444	Voyage expenses — Statement of Operations
Commission on FFA trading	—	76	26	Gain on forward freight agreements — Statement of Operations
Commission on vessels under construction	—	—	450	Vessels under construction — Balance Sheet
Commissions on purchase of vessels	1,440	1,785	—	Vessels, net — Balance Sheet
Commissions on sale of vessels	—	1,135	28	Loss on sale of vessels — Statement of Operations
Financing fees	870	—	—	Interest and finance costs — Statement of Operations
IT related fees	29	—	—	Other fixed assets, net — Balance Sheet
IT related fees	27	—	—	General and administrative expenses — Statement of Operations
Financing fees	59	—	—	Deferred financing fees, net — Balance Sheet
Legal Attendance	—	80	—	Vessels’ operating expenses — Statement of Operations
Mark up on reimbursement of out of pocket expenses	—	13	1	Vessels’ operating expenses — Statement of Operations

At December 31, 2009 and 2010, $0.79 million and $nil million, respectively, are payable to Cardiff, and are reflected in the consolidated balance sheets as “Due to related parties”. In addition, $0.34 million due from and $0.3 million due to Cardiff as at December 31, 2009 and 2010, respectively, relating to the operations of the vessels under Cardiff’s management, are included in “Prepayments and other” and ‘‘Accounts Payable” in the consolidated balance sheets.

TMS Dry Ltd. and TMS Tankers Ltd.

Following termination of the management agreements with Cardiff discussed above, effective June 15, 2010, we contracted the technical and commercial management of our drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd., respectively, which we refer to as our Fleet Managers. Both companies are beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s Chief Executive Officer and (b) 70% by a

foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis

The Fleet Managers are engaged under separate vessel management agreements directly by the Company’s respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements we pay a daily management fee per vessel, which includes budgeted superintendent’s fees per vessel plus expenses for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreement is terminated for any reason other than Fleet Managers’ default, we will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable the Collective Bargaining Agreement (CBA). In this respect, we will have to pay approximately $942 due to the expected sale of the M/T Olinda, M/T Tamara, M/V Augusta, M/V Austin and M/V Trenton.

The Fleet Managers are also entitled to a daily management fee per vessel of €1,500 ($1,988 based on the exchange rate of December 31, 2010 and €1,700 ($2,253 based on the exchange rate of December 31, 2010) for the drybulk carriers and tanker vessels, respectively. The Fleet Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents’ fee of €500 ($663 based on the exchange rate of December 31, 2010) per day (c) a commission of 1.25% on charterhire agreements that are arranged by the Fleet Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by the Fleet Managers. Furthermore, the Fleet Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of December 31, 2010, we made a security payment of $4.1 million to TMS Dry Ltd, representing managed vessels’ estimated operating expenses and management fees for three months which will be settled when the agreements terminate; however, in case of a change of control the amount of the security is not refundable. The amounts have been classified under “Other non-current assets” in the accompanying 2010 consolidated balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the period from June 15, 2010 to December 31, 2010 are as follows:

	TMS	TMS
Nature of Charge	Dry LTD	Tankers Ltd	Included in
	(In thousands of U.S. Dollars)

Management fees	$3,496	$1,198	Vessels’ operating expenses — Statement of Operations
Commission on charterhire agreements	477	94	Voyage expenses — Statement of Operations
Commissions on acquisition of vessels	495	—	Vessels, net — Balance Sheet
Commissions on sale of vessels	620	111	Loss on sale of vessels — Statement of Operations
Termination fees	559	430	Loss on sale of vessels — Statement of Operations
Supervision fee on vessels under construction	195	—	Other fixed assets, net — Balance Sheet

At December 31, 2010, $1.4 million and $0.4 million is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in the accompanying consolidated balance sheet as “Due to related parties”. In addition, $1.1 million and $2.0 million due from TMS Dry Ltd. and TMS Tankers Ltd. as at December 31, 2010, respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in “Prepayments and other” in the accompanying 2010 consolidated balance sheet.

Vivid Finance Limited (“Vivid”)

On August 13, 2010, we entered into a consultancy agreement (the “Agreement”) with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as our financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) the raising of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) the renegotiation of existing loans and credit facilities. In consideration of these services we will pay Vivid a fee of 0.20% on the total transaction amount.

The agreement has a duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a “Change of Control” Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the Change of Control.

Vivid did not provide any services in 2010 and, accordingly, no fees were billed to the Company.

Transbulk 1904 AB (“Transbulk”)

The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29,100 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party at the charterer’s request. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charterhire of $24,000 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

Heidmar Trading LLC

On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29,800, the vessel was redelivered to the Company in December 2009. Mr. George Economou is the chairman of the Board of Directors of the company and the Company’s Chief Executive Officer is a member of its Board of Directors. The vessel was redelivered on December 22, 2009.

Tri-Ocean Heidmar Tankers LLC

On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel was redelivered on November 6, 2010. At December 31, 2010, $1.0 million and $0.1 million are due to the Tri-Ocean Heidmar and are included in “Accounts Payable” and “Accrued Liabilities” in the accompanying consolidated balance sheet.

Blue Fin Tankers Inc. pool (“Blue Fin”)

On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $1.0 million. As of December 31, 2009 and 2010 we had a receivable from the pool, including advances made to the pool for working capital purposes, of $1.9 million (of which $0.1 million is included in receivables and $1.8 is included in “Prepayments and other”) and $2.2 million (of which $0.1 million is included in “Receivables” and $2.1 million is included in “Prepayments and other”), respectively, in the accompanying consolidated balance sheets. The revenue of M/T Olinda deriving from the pool amounted to $2.6 million, $8.0 million and $7.2 million for 2008, 2009 and 2010, respectively and is included in “Voyage revenue” in the accompanying consolidated statements of operations.

Sigma Tankers Inc. pool (“Sigma”)

On December 22, 2009 and November 6, 2010, the M/T Tigani and the M/T Tamara were both employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessels, as pool participants, are allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessels were redelivered from the Pool on April 28, 2010 and January 6, 2011, respectively, due to their sale on May 4, 2010 and January 13, 2011, respectively. As of December 31, 2009 and 2010, the Company had a receivable from the pool of $1.0 million and $1,5 million, respectively, which is included in “Receivables” in the accompanying consolidated balance sheets. The revenue of the M/T Tigani and the M/T Tamara deriving from the pool for 2009 amounted to $0.2 million and nil, respectively, and for 2010 to $2.0 million and $0.7 million, respectively, and is included in “Voyage revenue” in the accompanying consolidated statements of operations.

Lease Agreement

We have leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($901 at the December 31, 2010 exchange rate). This agreement was terminated on December 31, 2010. The rent charged for each of the years ended December 31, 2008, 2009 and 2010 amounted to $0.01 million, respectively and is included in General and Administrative expenses in the accompanying consolidated statements of operations. On January 1, 2011 we entered into a new lease agreement for the current office space leased from a family member of Mr. George Economou, which terminates on December 31, 2015.

Capital infusion

On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20 million in exchange for approximately 16,666,667 (50,000,000 before the reverse stock split effect, discussed in Note 8(f)) to the consolidated financial statements, of the Company’s common shares at $0.40 per share before the reverse stock split effect.

Vessels Under Construction

On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company’s Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $96.24 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

Consultancy Agreement

Under an agreement between the Company and Steel Wheel Investments Limited (“Steel Wheel”), a company controlled by the our Chief Executive Officer, Steel Wheel provides consulting services to the Company in connection with the duties of the Chief Executive Officer of the Company, for an annual fee plus a discretional cash bonus as approved by the Compensation Committee. Such fees and bonuses for 2008, 2009 and 2010 totaled $2.6 million, $4.0 million and $3.8 million, respectively and are included in “General and administrative expenses”, in the accompanying consolidated statements of operations. Furthermore, in 2009 and 2010 certain compensation in stock was granted to Steel Wheel. Please see Note 11 to our accompanying consolidated financial statements.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

OceanFreight is not currently involved in any legal proceedings which may have a significant effect on its business, financial position, and results of operations or liquidity. The Company’s former Chairman, President and Chief Executive Officer had previously asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company. On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him.

In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100,000 and is included in General and Administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2008. The Company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

From time to time, OceanFreight may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities arising from incidents such as a collision, other marine casualty, damage to cargoes, oil pollution and death or personal injuries to crew and are subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

See discussion under Item 10.B

B.	Significant Changes

See discussion under Item 4.A. which includes disclosure of significant changes since December 31, 2010.

Item 9.	The Offer and Listing

Our common stock trades on The Nasdaq Global Market under the symbol “OCNF”. Since our initial public offering in April 2007, the price history of our common stock is as follows:

	High	Low

2007
2nd Quarter ended June 30, 2007	$19.67	$19.14
3rd Quarter ended September 30, 2007	23.54	22.67
4th Quarter ended December 31, 2007	30.48	14.10
2007 Annual	30.48	14.10
2008
1st Quarter ended March 31, 2008	$24.74	$14.71
2nd Quarter ended June 30, 2008	26.96	20.52
3rd Quarter ended September 30, 2008	23.23	11.87
4th Quarter ended December 31, 2008	14.12	1.80
2008 Annual	26.96	1.80
2009
1st Quarter ended March 31, 2009	$5.23	$0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82
2010
1st Quarter ended March 31, 2010	$1.05	$0.71
2nd Quarter ended June 30, 2010	1.39	0.46
3rd Quarter ended September 30, 2010	1.41	0.76
4th Quarter ended December 31, 2010	1.12	0.92
2010 Annual	1.41	0.46
Most Recent Six Months
October 2010	1.12	0.93
November 2010	1.09	0.95
December 2010	1.01	0.92
January 2011	0.96	0.80
February 2011	0.83	0.77
March 2011	0.76	0.64

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Amended and Restated Articles of Incorporation and By-laws

Our purpose as set forth in Section B of our Amended and Restated Articles of Incorporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman, or by our President. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to the Company.

Subordinated Shares

Following the dividend payment on August 14, 2008 in the amount of $0.77 per share in respect of the second quarter of 2008, the Company satisfied the provisions under its Amended and Restated Articles of Incorporation for the early conversion of all of its issued and outstanding subordinated shares into common shares on a one-for-one basis. Accordingly, on August 15, 2008 the then issued and outstanding 2,085,150 subordinated shares, including 2,000,000 subordinated shares owned by Basset, a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer, were converted into common shares on a one-for-one basis.

Dividends

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital. In addition, under the January 9, 2009 amendatory agreement to our Nordea credit facility which matures in October 2015, we are prohibited from paying dividends during the term of such credit facility.

Dividend payments that would require use of the remaining 50% of our quarterly net profits would be subject to our lender’s consent.

Prior to this suspension of dividend payments, our policy was to declare and pay regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for drydockings and working capital, as our Board of Directors might determine. Our target base dividend was $0.77 per common share, although the Board of Directors may change this amount in its sole discretion. In May 2008, we paid a dividend in the amount of $0.77 per share in respect of the first quarter of 2008, in August 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008 and in November 2008, we paid a dividend in the amount of $0.77 per share in respect of the third quarter of 2008.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments, if reinstated in the future, will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreement, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends, even if reinstated in the future, is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Although the subordination period, as defined in our Amended and Restated Articles of Incorporation, terminated and all of our outstanding subordinated shares converted into common shares on a one-for-one basis following our dividend payment in the amount of $0.77 per share in respect of the second quarter of 2008, if we reinstate dividend payments in the future, we intend to pay such dividends out of operating surplus only. Our Board of Directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus, if any, as liquidating dividends. The classification of dividends as liquidating dividends for U.S. federal income tax purposes is governed by the Internal Revenue Code of 1986, as amended, and may be different than the classification of dividends under the Company’s Amended and Restated Articles of Incorporation.

Operating Surplus

Operating surplus means the greater of zero and the amount equal to:

•	$5.0 million (which may be increased to $10.0 million as described below); plus

•	all of our cash receipts after the completion of our initial public offering, excluding cash receipts reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels (except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as operating surplus) and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•	interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends, such expenditures are hereinafter referred to as Operating Expenditures; less

•	cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including drydocking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose, such capital expenditures are hereinafter referred to as Maintenance Capital Expenditures; less

•	the amount of cash reserves established by our Board of Directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $5.0 million amount in the first bullet point above may be increased by our Board of Directors to $10.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $10.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Our Amended and Restated Articles of Incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our Board of Directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends

We do not expect to pay liquidating dividends.

Adjustment of Base Dividend

The base dividend is subject to downward adjustment in the case of liquidating dividends. The base dividend amount will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the liquidating dividend. So long as the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the dividend date. If the shares are not publicly traded, the price will be determined by our Board of Directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend level.

Voting Rights

The holders of the common shares are entitled to one vote per share on each matter requiring the approval of the holders of our common shares, whether pursuant to our Articles, our Bylaws, the Marshall Islands Business Corporation Act or otherwise. Our directors shall be elected by a plurality vote of the common shares. A majority of the common shares in the aggregate shall constitute a quorum. Any preferred shares shall have whatever voting rights are provided on their issuance.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to any holders of preferred shares having liquidation preferences, the holders of all classes of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The powers, preferences and rights of holders of all classes of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Anti-Takeover Provisions of Our Charter Documents

Several provisions of our Amended and Restated Articles of Incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008, which has since been amended. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company’s common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the company’s common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the company’s common stock then each holder of a Right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the company’s common stock and before that Acquiring Person acquires more than 50% of the company’s outstanding common stock, the company may exchange each Right owned by all other rights holders, in whole or in part, for one share of the company’s common stock. We amended the definition of “Acquiring Person” to exempt the May 2010 share purchase by Basset and the April 2011 share purchase by Haywood Finance Limited, both of which are companies owned and controlled by our Chief Executive Officer, Anthony Kandylidis. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the company’s common stock, or the expiration date. The terms of the Rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation and by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least

66 2/3% of the outstanding common shares and subordinated shares entitled to vote for those directors considered for this purpose as one class. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Articles of Incorporation and our by-laws provide that only our Board of Directors, or our Chairman, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of our initial public offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Other Matters

Dissenters’ Rights of Appraisal and Payment.  Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions.  Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

C.	Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business.

For a description of our credit facility and commitment letter, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. For a description of our Stockholders Rights Agreement, see “Item 10.B Memorandum and articles of association”. For a description of our agreements with related parties, see “Item 7.B Related Party Transactions”.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.	Exchange controls

Under the laws of the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon distributions to our shareholders.

United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations with respect to the Company and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the “Code,” judicial decisions, administrative pronouncements, and existing and proposed regulations promulgated by the United States Department of the Treasury, or the “Treasury Regulations,” all of which are subject to change, possibly with retroactive effect.

United States Federal Income Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces shipping income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1) we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code; and

(2) either:

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

(B) a class of our stock representing more than 50% of the vote and value of our outstanding stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an “established securities market” in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the Nasdaq Global Market, which is an “established securities market” in the United States.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “Listing Threshold.” Since our common shares are listed on the Nasdaq Global Market, we expect to have satisfied the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (1) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” We expect to have satisfied the Trading Frequency Test and Trading Volume Test.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, which persons we refer to as “5% Shareholders” and rule as the “5% Override Rule.” In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if it can be established that, within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified shareholders in such group from owning 50% or more of the value of the outstanding shares of such class for more than half the number of days during the taxable year and certain substantiation requirements are satisfied. For purposes of identifying our 5% Shareholders, the Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission. The Company believes that the 5% Override Rule was not triggered during the 2010 taxable year.

Accordingly, we believe that we satisfied the Publicly-Traded Test for the 2010 taxable year and, consequently, were eligible for exemption from U.S. federal income tax under Section 833 of the Code, and we intend to take this position on our United States federal income tax returns for the 2010 taxable year. Although we expect to continue qualifying for exemption under Section 883 of the Code, there are circumstances beyond our control which could cause us to lose the benefits of the exemption in any future taxable year. For example, if the 5% Override Rule is triggered, there is no assurance that we will have sufficient qualified 5% Shareholders to satisfy the exception to the 5% Override Rule, nor that we will be able to satisfy the onerous substantiation requirements associated with such exception.

United States Federal Income Taxation in Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S. — source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to United States federal income tax currently imposed at corporate rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If, as we believe, we qualify for exemption from United States federal income tax under Section 883 of the Code in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883 of the Code. If, however, our shipping income does not for whatever reason qualify for exemption under Section 883 of the Code, then any gain on the sale of a vessel will be subject to U.S. federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure our sales of vessels so that the gain therefrom is not subject to U.S. federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of U.S. Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with investors that hold our common shares as a capital asset. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that

•	is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; and

•	owns less than ten percent (10%) of our common shares as a capital assets for United States federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

United States Federal Income Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the U.S. Holder’s gross income. Distributions in excess of such earnings and profits are treated first a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar — for — dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends reduction with respect to any distributions it receives from the Company. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, a “U.S. Non — Corporate Holder”, will, under current law, generally be treated as “qualified dividend income” that is taxable to such U.S. Non — Corporate Holder at preferential U.S. federal income tax rates (through 2012), provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it has been, is or will be, as discussed in more detail below); (3) the U.S. Non — Corporate Holder has owned the common shares for more than 60 days in the 121 — day period beginning 60 days before the date on which the common shares becomes ex-dividend; and (4) the U.S. Non — Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend” generally, a dividend paid by the Company in an amount equal to or in excess of 10% of a shareholder’s adjusted tax basis in his common shares. If the Company pays an “extraordinary dividend” on its common shares that is treated as “qualified dividend income”, then any loss derived by a U.S. Non — Corporate Holder from the sale or exchange of such common shares will be treated as long — term capital loss to the extent of such dividend.

Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form would preclude our dividends from qualifying for such preferential tax rates prospectively from the date of its enactment. In addition in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer after 2012 will be taxed at ordinary graduated rates. Accordingly, there is no assurance that any dividends paid on our common shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder. Any dividends, which the Company pays which are not eligible for these preferential tax rates, will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss up on a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long — term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long — term capital gains of U.S. Non — Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant United States Federal Income Tax Consequences

A foreign corporation will be treated as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes, during any taxable year if (1) 75% or more of its gross income for such taxable year consists of certain types of “passive income” or (2) 50% or more of the average value of its assets for such taxable year produce or are held for the production of such types of passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income”. By contrast, rental income would generally constitute “passive income” unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

The Company does not believe that it was a PFIC during the 2010 taxable year. In addition, based on present operations and future projections, the Company does not expect to become a PFIC for any future taxable year. Although there is no legal authority directly on point, and the Company is not relying upon an opinion of counsel on this issue, this belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly owned subsidiaries should constitute services income, rather than rental income.

Correspondingly, such income should not constitute passive income, and the assets that the Company or its wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets that produce or are held for the production of for purposes of determining whether the Company is a PFIC. There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service or “IRS” pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure that the nature of our operations will not change in the future.

If the Company was to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a

“Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s common shares.

U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for his pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares.

U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as “marketable stock,” a U.S. Holder would be permitted to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Shares

Non- U.S Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to our common shares, unless that income is effectively connected with the Non — U.S. Holder’s conduct of a trade or business in the United States. If the Non — U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income only if attributable to a permanent establishment maintained by the Non — U.S. Holder in the United States. See discussion above under “United States Tax Consequences — Taxation of Operating Income: In General”.

Sale, Exchange or other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non — U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non — U.S. Holder, the Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other distributions, made within the United States to a shareholder, will be subject to information reporting requirements if the shareholder is a U.S. Non-Corporate Holder. Such payments or distributions may also be subject to backup withholding tax if such shareholder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder’s United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8B or W-8IMY, as applicable.

If a Non-U.S. Holder sells common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is a non-United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk:

For fiscal years 2009 and 2010, the interest rate we paid under all of our long-term debt was LIBOR plus a margin. Amounts drawn under our long-term arrangements are secured by the assets of the Company. Because the interest on the debt was at a floating rate, changes in interest rates would have no effect on the value of the debt. Under the terms of our loan agreements a change in the LIBOR rate of 100 basis points would have changed interest expense for year 2010 by $2.3 million.

On January 29, 2008, we entered into two interest swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of the agreements we have fixed our interest rate at 6.05% inclusive of margin. a change in the LIBOR rate of 100 basis points would have changed interest expense for year 2010 by $2.4 million.

Currency and Exchange Rates:

We generate all of our revenues in U.S. dollars but currently incur approximately 27.4% of our operating expenses and the majority of our administration expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our net income. As of December 31, 2010, the effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our results of operations. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Please see Note 7 to our consolidated financial statements.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

a)	Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2010 is effective.

c)	Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst &
Young (Hellas), Certified Auditors Accountants S.A., has issued an attestation report on the
Company’s internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

d)	Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Mr. George Biniaris, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to Securities and Exchange Commission rules.

Item 16B.  Code of Ethics

We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and is available for review on our website: http://www.oceanfreightinc.com.

Item 16C.  Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2010 and 2009 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The “Audit Fees” for the years ended December 31, 2010 and 2009 were Euro 295,000 ($390,963) and Euro 409,500 ($542,710), respectively, with dollar values based in the currency exchange rate as at December 31, 2010. There were no additional “Audit-Related Fees,” “Tax Fees” or “Other Fees” billed in 2010 and 2009. Audit fees in 2010 relate to audit services provided in connection with SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company’s equity offerings.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre- approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by Ernst and Young (Hellas) Certified Auditors Accountants S.A. were pre-approved by the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The below discloses purchases of our equity securities by our affiliated purchasers since January 1, 2010.

Issuer or Affiliated Purchases of Equity Securities
					Maximum Amount in
		Total	Average	Total Number of	U.S.$ That May Yet
		Number of	Price	Shares Purchased as	Be Expected on
		Shares	Paid per	Part of Publicly	Share Repurchases
Period	Affiliated Purchaser(1)	Purchased	Shares*	Announced Programs	Under Programs

May 2010	Basset Holdings Inc.	16,666,667	$1.20 (2)	0	$0
April 2011	Haywood Finance Limited	35,657,142	$0.70	0	$0

(1)	Both of these affiliated purchasers are companies beneficially owned by our chief executive officer.

(2)	This figure gives effect to the 3:1 reverse stock split in 2010.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of Nasdaq corporate governance rules are as follows:

•	Our Board of Directors is comprised of a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with Nasdaq corporate governance requirements; however we are not required under Marshall Islands law to maintain a majority independent Board of Directors and we cannot guarantee that we will always in the future maintain a Board of Directors with a majority of independent members.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in full compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

PART III

Item 17.  Financial Statements

See Item 18

Item 18.  Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.  Exhibits

Exhibit
Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)
1.2	Amended and Restated By-laws of the Company(2)
2.1	Form of Share Certificate(3)
4.1	Second Amended and Restated Stockholders Rights Agreement dated April 8, 2011, as amended(4)
4.2	Registration Rights Agreement(5)
4.3	2010 Equity Incentive Plan(11)
4.4	Amended and Restated Loan Agreement with Nordea Bank Finland Plc(6)
4.5	Amendatory Agreement to Amended and Restated Loan Agreement with Nordea Bank Finland Plc(7)
4.6	Form of TMS Management Agreement — Drybulk Carrier
4.7	Form of TMS Management Agreement — Tanker
4.8	Share Purchase Agreement between OceanFreight Inc. and Haywood Finance Limited dated April 1, 2011, relating to Amazon Shareholders Limited
4.9	Share Purchase Agreement between OceanFreight Inc. and Haywood Finance Limited dated April 1, 2011, relating to Pasifai Shareholders Limited
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Accounting Firm

(1)	Filed as an Exhibit to the Company’s report on Form 6-K filed on June 11, 2010.

(2)	Filed as an Exhibit to the Company’s report on Form 6-K filed on June 19, 2008.

(3)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-141958 ) on April 18, 2007.

(4)	Filed as an Exhibit to the Company’s Registration Statement on Form 8-A/A filed April 8, 2011.

(5)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 3) (File No. 333-141958 ) on April 20, 2007.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 on March 7, 2008.

(7)	Filed as an Exhibit to the Company’s report on Form 6-K filed on February 2, 2009.

(8)	Filed as an Exhibit to the Company’s report on Form 6-K filed on February 13, 2009.

(9)	Filed as an Exhibit to the Company’s report on Form 6-K filed on July 24, 2009.

(10)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 on March 23, 2009.

(11)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 on March 9, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OceanFreight Inc.
(Registrant)

/s/  Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer

Dated: April 14, 2011

OCEANFREIGHT INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited the accompanying consolidated balance sheets of OceanFreight Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OceanFreight Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OceanFreight Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited OceanFreight Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OceanFreight Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15.b in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OceanFreight Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OceanFreight Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, of OceanFreight Inc. and our report dated April 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 14, 2011

OCEANFREIGHT INC.

Consolidated Balance Sheets
December 31, 2009 and 2010

	2009	2010
	(Expressed in thousands of U.S. Dollars-except for share and per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,272	$9,549
Restricted cash	2,500	—
Receivables	2,254	3,168
Inventories	1,158	838
Prepayments and other current assets	6,035	7,925
Vessels held for sale	51,080	88,274

Total current assets	100,299	109,754

FIXED ASSETS, NET:
Advances for vessel acquisition	9,900	—
Vessels under construction	—	46,618
Vessels, net of accumulated depreciation of $43,486 and $32,284, respectively	423,242	311,144
Other fixed assets, net of accumulated depreciation of $123 and $382, respectively	856	597

Total fixed assets, net	433,998	358,359

NON-CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $2,378 and $2,916, respectively	1,362	1,102
Restricted cash	6,511	5,511
Other non-current assets	7,102	4,137

Total assets	$549,272	$478,863

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,053	$2,161
Due to related parties	785	1,867
Accrued liabilities	11,219	16,693
Unearned revenue	1,323	1,532
Derivative liability	7,443	6,727
Imputed deferred revenue	1,558	—
Current portion of long-term debt	49,947	82,331

Total current liabilities	73,328	111,311

NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	3,606	4,875
Long-term debt, net of current portion	215,727	127,441

Total non-current liabilities	219,333	132,316

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	—	—
Common Shares, par value $0.01; 333,333,333 shares authorized, 52,816,667 and 83,266,655 shares issued and outstanding at December 31, 2009 and 2010, respectively	1,584	833
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none shares issued and outstanding	—	—
Additional paid-in capital	458,757	499,758
Accumulated deficit	(203,730)	(265,355)

Total stockholders’ equity	256,611	235,236

Total liabilities and stockholders’ equity	$549,272	$478,863

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.

Consolidated Statements of Operations
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010
	(Expressed in thousands of U.S. Dollars-except for share and per share data)

REVENUES:
Voyage revenue	$147,116	$118,462	$100,632
Gain/(loss) on forward freight agreements	—	570	(4,342)
Imputed deferred revenue	10,318	14,473	1,558

	157,434	133,505	97,848
EXPENSES:
Voyage expenses	(14,275)	(5,549)	(5,196)
Vessels’ operating expenses	(28,980)	(43,915)	(41,078)
General and administrative expenses	(9,127)	(8,540)	(8,264)
Survey and drydocking costs	(736)	(5,570)	(1,784)
Depreciation	(43,658)	(48,272)	(24,853)
Impairment on vessels		(52,700)	—
Loss on sale of vessels and vessel held for sale	—	(133,176)	(62,929)

Operating income/(loss )	60,658	(164,217)	(46,256)

OTHER INCOME (EXPENSES):
Interest income	776	271	119
Interest and finance costs	(16,528)	(12,169)	(6,775)
Loss on derivative instruments	(17,184)	(2,567)	(8,713)

Total other income (expenses)	(32,936)	(14,465)	(15,369)

Net Income/(loss)	$27,722	$(178,682)	$(61,625)

Earnings (losses) per common share, basic and diluted	$5.82	$(6.81)	$(0.87)

Earnings per subordinated share, basic and diluted	$—	$—	$—

Weighted average number of common shares, basic and diluted	4,773,824	26,185,442	70,488,531

Weighted average number of subordinated shares, basic and diluted	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.

Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2008, 2009 and 2010

		Common Shares		Subordinated Shares		Additional
	Comprehensive	# of	Par	# of	Par	Paid-in	Accumulated
	Income (Loss)	Shares	Value	Shares	Value	Capital	Deficit	Total
	(Expressed in thousands of U.S. Dollars-except for share and per share data)

BALANCE, December 31, 2007		4,131,360	$41	2,063,158	$21	$218,346	$(4,998)	$213,410
— Net income	$27,722	—	—	—	—	—	27,722	27,722
— Proceeds from Controlled Equity Offering, net of related expenses	—	1,333,333	13	—	—	50,887	—	50,900
— Stock based compensation expense	—	17,368	1	85,150	1	2,699	—	2,701
— Cancellation of common and subordinated stock	—	(2,631)	—	(42,105)	(1)	1	—	—
— Conversion of subordinated stock to common stock	—	702,068	7	(2,106,203)	(21)	14	—	—
— Cash dividends	—	—	—	—	—	—	(47,772)	(47,772)

— Comprehensive income	$27,722

BALANCE, December 31, 2008		6,181,498	$62	—	$—	$271,947	$(25,048)	$246,961
— Net loss	(178,682)	—	—	—	—	—	(178,682)	(178,682)
— Proceeds from standby equity purchase and distribution agreements, net of related expenses		46,635,169	466	—	—	187,822	—	188,288
— Stock based compensation expense		—	—	—	—	44	—	44

— Comprehensive loss	$(178,682)

BALANCE, December 31, 2009		52,816,667	$528	—	$—	$459,813	$(203,730)	$256,611
— Net loss	$(61,625)	—	—	—	—	—	(61,625)	(61,625)
— Proceeds from equity Offering, net of related expenses	—	6,716,654	67	—	—	19,175	—	19,242
— Stock based compensation expense	—	7,066,667	71	—	—	993	—	1,064
— Equity contribution, net of related expenses	—	16,666,667	167	—	—	19,777	—	19,944

— Comprehensive income	$(61,625)	—	—	—	—	—	—	—

BALANCE, December 31, 2010		83,266,655	$833	—	$—	$499,758	$(265,355)	$235,236

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC

Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010
	(Expressed in thousands of U.S. Dollars)

Cash Flows from Operating Activities:
Net income/(loss):	$27,722	$(178,682)	$(61,625)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,658	48,272	24,853
Amortization of financing costs	475	744	538
Amortization of imputed deferred revenue	(10,318)	(14,473)	(1,558)
Amortization of stock based compensation	2,701	44	1,064
(Gain)/Loss on derivative instruments	16,147	(5,098)	553
Impairment on vessels	—	52,700	—
Loss on sale of vessels and vessel held for sale	—	133,176	62,929
Changes in operating assets and liabilities:
Receivables	(1,847)	(181)	(914)
Inventories	(660)	180	320
Prepayments and other current assets	(1,434)	(3,838)	(1,890)
Other non-current assets	(940)	(6,149)	2,965
Accounts payable	(660)	(714)	1,108
Due to/(from) related parties	(631)	163	1,082
Accrued liabilities	6,822	907	(1,185)
Unearned revenue	334	(499)	209

Net Cash provided by Operating Activities	81,369	26,552	28,449

Cash Flows from Investing Activities:
Advances for vessels acquisition and vessels under construction	—	(9,900)	(46,618)
Additions to vessel cost (excluding sellers’ credit)	(120,537)	(180,501)	(40,196)
Net proceeds from sale of vessels	—	60,404	44,136
Other fixed assets	(128)	(789)	—

Net Cash used in Investing Activities	(120,665)	(130,786)	(42,678)

Cash Flows from Financing Activities:
Proceeds from equity offerings and contributions, net of related costs	50,900	188,288	39,186
Proceeds from long-term debt	63,400	29,563	—
Repayment of long-term debt	(16,000)	(71,889)	(55,902)
Repayment of sellers’ credit	—	(25,000)	—
Cash dividends	(47,772)	—	—
(Increase)/decrease in restricted cash	(6,511)	(2,500)	3,500
Payment of financing costs	(696)	(25)	(278)

Net Cash provided by/(used in) Financing Activities	43,321	118,437	(13,494)
Net increase/(decrease) in cash and cash equivalents	4,025	14,203	(27,723)
Cash and cash equivalents at beginning of year	19,044	23,069	37,272

Cash and cash equivalents at end of year	$23,069	$37,272	$9,549

SUPPLEMENTAL CASH INFORMATION
Cash paid for interest, net of amounts capitalized	$11,044	$13,339	$7,175
Sellers’ credit	$25,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of OceanFreight Inc. (“OceanFreight”) and its wholly-owned subsidiaries (collectively, the “Company”). OceanFreight was incorporated on September 11, 2006 under the laws of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company’s common shares are listed on the Nasdaq Global Market.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in Forward Freight Agreements (FFA) trading activities.

On May 28, 2010, Basset Holding Inc. (“Basset”), a company controlled by Mr. Antonis Kandylidis, the Company’s Chief Executive Officer, made an equity contribution of $20,000 in exchange of 16,666,667 (50,000,000 before the reverse stock split) of the Company’s common shares Note 8(f).

On June 10, 2010, the Company’s stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of the Company’s common stock issued and outstanding were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the NASDAQ Stock Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts have been retroactively restated to reflect this change in capital structure discussed in Note 8(g)

On June 15, 2010, the technical and commercial management of the drybulk and the tanker fleets as well as the supervision of the construction of the three newbuildings Very Large Ore Carriers (“VLOCs”) were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, both related technical and commercial management companies (Note 3). Until June 15, 2010, the technical and commercial management of the Company’s fleet was contracted under separate management agreements to Cardiff Marine Inc. (“Cardiff”), a related technical and commercial management company (Note 3). Until July 2009, the technical management of the drybulk carriers was performed by Wallem Ship Management Ltd. (“Wallem”) and the technical management of the tanker vessels and the commercial management of all vessels were performed by Cardiff.

As of December 31, 2010, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in the Republic of the Marshall Islands:

Company Name	Vessel Name	Deadweight Tonnage	YearBuilt	Acquisition Date
		(In metric tons)

Subsidiaries established in the Republic of Marshall Islands
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc.	M/V Montecristo	180,263	2005	June 28, 2010
Oceanview Owners Limited(i)
Oceansurf Owners Limited(i)
Oceancentury Owners Limited(i)
Freightwise Investments Ltd(ii)

Companies with vessels sold
Oceanstrength Owners Limited	Owner of M/V Lansing sold on July 1, 2009
Oceanprime Owners Limited	Owner of M/V Richmond sold on September 30, 2009
Oceanresources Owners Limited	Owner of M/V Juneau sold on October 23, 2009
Oceanwealth Owners Limited	Owner of M/V Pierre sold on April 14, 2010
Ocean Faith Owners Inc.	Owner of M/T Tigani sold on May 4, 2010
Oceanclarity Owners Limited	Owner of M/T Pink Sands sold on November 4, 2010

Subsidiaries established in the republic of Liberia
Oceanview Owners Limited	New Building VLOC#1
Oceansurf Owners Limited	New Building VLOC#2
Oceancentury Owners Limited	New Building VLOC#3

(i)	Subsidiaries established for Company’s general purposes.

(ii)	Freightwise Investments Ltd was established in 2009 to engage in Freight Forward Agreements (“FFA”) trading activities Note 10.

Voyage revenues for 2008, 2009 and 2010 included revenues derived from the following significant charterers (in percentages of total voyage revenues):

				Reportable
				Segment
Charterer	2008	2009	2010	(Note 15)

A	19%	—	—	Drybulk
B	13%	16%	10%	Drybulk
C	13%	—	—	Drybulk
D	12%	11%	—	Drybulk
E	—	15%	45%	Drybulk

2.	Significant Accounting Policies:

(a) Principles of Consolidation:  The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of OceanFreight Inc. and its wholly owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in the consolidation.

(b) Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Foreign Currency Translation:  The functional currency of the Company is the U.S. Dollar because the Company operates in international shipping markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the periods presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(d) Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high creditworthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(e) Cash and Cash Equivalents and Restricted Cash:  The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash concerns funds deposited in retention accounts for the payment of loan installments and minimum liquidity requirements under the loan facilities.

(f) Receivables:  The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no doubtful receivables for the years ended December 31, 2010 and 2009.

(g) Inventories:  Inventories consist of consumable bunkers and lubricants which are stated at the lower of cost or market value. Cost is determined by the first in-first out method.

(h) Insurance Claims:  The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the Company makes an estimate of the amount to be reimbursed following the insurance claim.

(i) Vessels Under Construction:  This represents amounts expended by the Company in accordance with the terms of the related shipbuilding contracts. Interest costs incurred during the construction period (until the asset is complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2010 amounted to $964.

(j) Vessels, Net:  Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of its acquisition on a straight-line basis during the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $200 per lwt). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(k) Vessels Held for Sale:  It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with the ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet.

(l) Impairment of Long-Lived Assets:  The Company uses ASC 360, Property, Plant and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss.

Carrying values of Company’s vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel), over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. The Company has assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per lwt at disposal.

In 2010 and 2009, the Company in assessing its exposure to impairment risks for its fleet, has considered the current conditions of the of international drybulk and tanker industry, the decline of the market values, the deterioration of the charter hires and the expected slow recovery of the market, the age of its tanker vessels and the increased costs for their maintenance and upgrading. As a result it has determined that the utilization of its tanker vessels over their remaining useful lives has been negatively impacted by the market conditions with low possibilities for recovery and, accordingly, has decided to write down two of its tanker vessels to their market values by recording an impairment charge of $52,700 in its 2009 consolidated financial statements (Note 6). No impairment loss was identified or recorded for 2008 or 2010 and the Company has not identified any other facts or circumstances that would require the write down of vessel values.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

(m) Accounting for Survey and Drydocking Costs:  Special survey and drydocking costs are expensed in the period they are incurred.

(n) Financing Costs:  Costs associated with new loans or refinancing of existing ones including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(o) Imputed Prepaid/Deferred Revenue:  The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

(p) Accounting for Voyage Revenue:  The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although the Company’s business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, the Company will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although the Company may believe that its provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

(q) Accounting for Voyage Expenses and Vessel Operating Expenses:  Voyage related and vessel operating expenses are expensed as incurred. Under a time charter, specified voyage expenses, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company.

Vessel operating expenses including vessel management fees, crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers. Commissions are deferred and amortized over the related voyage charter period to the extend revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(r) Earnings/(loss) per Common Share:  Basic earnings (loss) per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings (losses) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In June 2010, the Company effected a 3:1 reverse stock split (Note 8(g)).

(s) Accounting for Financial Instruments:  ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, “Fair Value Measurements and Disclosures”. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company’s derivative contracts do not qualify for hedge accounting, therefore changes in fair value have been accounted for as increases or decreases to earnings.

(t) Segment Reporting:  ASC 280, Segment Reporting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The reportable segments of the company are the tankers segment and the drybulk carriers segment.

(u) Stock Based Compensation:  In addition to cash compensation, the Company provides for the grant of restricted and subordinated shares to key employees. In accordance with ASC 718, Compensation — Stock Compensation, the Company measures the cost of employee services received in exchange for these awards based on the fair value of the Company’s shares at the grant date (measurement date). The cost is recognized over the requisite service period, or vesting period. If these equity awards are modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(v) Income taxation:  The Company is not liable for any income tax on its income derived from shipping operations. Instead, a tax is levied based on the tonnage of the vessels, which is included in vessel operating expenses in the accompanying consolidated statements of operations. The Company anticipates its income will continue to be exempt in the future, including U.S. federal income tax. However, in the future, the Company may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to U.S. federal income tax on future U.S. source shipping income.

(w) Commitments and Contingencies:  Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(x) New Accounting Pronouncements:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The adoption of this guidance did not have any impact on Company’s financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for a SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not a SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC’s literature. All of the amendments in this update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, “Receivables (topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The updated guidance requires entities to provide extensive new disclosures about their financing receivables, including credit risk exposures and the allowance for credit losses and the quality of financing receivables. The amendments in this update enhance disclosures about the credit quality of financing receivables and the allowance from credit losses. Entities with financing receivables will be required to disclose, among other things: (a) a roll forward of the allowance for credit losses, (b) credit quality information such as credit risk scores or external credit agency ratings, (c) impaired loan information, (d) modification information and (d) non accrual and past due information. Trade receivables with maturities of one year or less that arose from sales of goods or services are excluded from the scope of the new disclosures. For public entities, the enhanced disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance will not have any impact on the Company’s financial position or results of operations.

3.	Transactions with Related Parties:

(a) TMS Dry Ltd. and TMS Tankers Ltd.:  Following termination of the management agreements with Cardiff discussed in Note 3(b), effective June 15, 2010, the Company contracted the technical and commercial management of its drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd. (the “Managers”). Both companies are beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.

The Managers are engaged under separate vessel management agreements directly by the Company’s respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, covering also superintendent’s fee per vessel plus expenses for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% nor more than 5%. In the event that the management agreement is terminated for any reason other than Managers’ default, the Company will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). In this respect, the Company will have to pay approximately $942 due to the sale of M/T Tamara and M/V Augusta in January 2011 and the expected sale of M/T Olinda, M/V Austin and M/V Trenton (Note 4).

The Managers, for the services discussed above, are entitled to a daily management fee per vessel of €1,500 ($2.0 based on the exchange rate of December 31, 2010) and €1,700 ($2.3 based on the exchange rate of December 31, 2010) for the drybulk carriers and tanker vessels, respectively. The Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents’ fee of €500 ($0.7 based on the exchange rate of December 31, 2010) per day (c) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the Managers. Furthermore, the Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of December 31, 2010, the Company made a security payment of $4,137 to TMS Dry Ltd. representing managed vessels’ estimated operating expenses, including management fees, for three months which will be settled when the agreements terminate; however, in case of a change of control the amount of the security is not refundable. The amount has been classified under “Other non-current assets” in the accompanying 2010 consolidated balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the period from June 15, 2010 to December 31, 2010 are as follows:

		TMS
	TMS	Tankers
Nature of Charge	Dry LTD	Ltd	Included in

Management fees	$3,496	$1,198	Vessels’ operating expenses — Statement of Operations
Commission on charter hire agreements	477	94	Voyage expenses — Statement of Operations
Commissions on acquisition of vessels	495	—	Vessels, net — Balance Sheet
Commissions on sale of vessels	620	111	Loss on sale of vessels — Statement of Operations
Termination fees	559	430	Loss on sale of vessels — Statement of Operations
Supervision fee on vessels under construction	195	—	Other fixed assets, net — Balance Sheet

At December 31, 2010, $1,434 and $433 is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in the accompanying consolidated balance sheet as “Due to related parties”. In addition, as at December 31, 2010, $1,092 and $1,908 due from TMS Dry Ltd. and TMS Tankers Ltd. respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in “Prepayments and other”, in the accompanying 2010 consolidated balance sheet.

(b) Cardiff Marine Inc. (“Cardiff”):  Until June 15, 2010, the Company used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company’s fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstantinos Kandylidis.

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company’s respective wholly owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1.0) and €870 ($1.2) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by Cardiff, (3) a commission of 1.25% of charter hire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($34.9) per quarter and (5) a fee of €527 ($0.7) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. $ figures above are based on the exchange rate at December 31, 2010. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. The Company was also reimbursing Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, the Company entered into a service agreement with Cardiff whereby Cardiff is entitled to a 0.15% brokerage commission on the Company’s FFA trading transactions. The agreement was terminated on June 15, 2010.

Until July 2009, when Cardiff assumed the management of all of the Company’s vessels, Cardiff was providing supervisory services for the vessels whose technical manager was Wallem Ship Management Ltd. in exchange for a daily fee of €105 ($0.14 based on the exchange rate at December 31, 2010) per vessel.

Furthermore, based on the management agreements with Cardiff the Company, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels’ estimated operating expenses, including management fees, for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to the Company in September 2010.

The fees charged by Cardiff for 2008, 2009 and 2010 are as follows:

Nature of Charge	2008	2009	2010	Included in

Management fees	$1,605	$4,594	$2,275	Vessels’ operating expenses — Statement of Operations
Commission on charter hire agreements	698	685	444	Voyage expenses — Statement of Operations
Commission on FFA trading	—	76	26	Gain/(loss) on forward freight agreements — Statement of Operations
Commission on vessels under construction	—	—	450	Vessels under construction — Balance Sheet
Commissions on purchase of vessels	1,440	1,785	—	Vessels, net — Balance Sheet
Commissions on sale of vessels	—	1,135	28	Loss on sale of vessels — Statement of Operations
Financing fees	870	—	—	Interest and finance costs — Statement of Operations
IT related fees	29	—	—	Other fixed assets, net — Balance Sheet
IT related fees	27	—	—	General and administrative expenses — Statement of Operations
Financing fees	59	—	—	Deferred financing fees, net — Balance Sheet
Legal Attendance	—	80	—	Vessels’ operating expenses — Statement of Operations
Mark up on reimbursement of out of pocket expenses	—	13	1	Vessels’ operating expenses — Statement of Operations

At December 31, 2009 and 2010, $785 and $0, respectively, were payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as “Due to related parties”. In addition, $344 due from and $279 due to Cardiff as at December 31, 2009 and 2010, respectively, relating to the operations of the vessels under Cardiff’s management, are included in “Prepayments and other” and “Accounts Payable”, respectively, in the accompanying consolidated balance sheets.

(c) Vivid Finance Limited (“Vivid”):  On August 13, 2010, the Company entered into a consultancy agreement (the “Agreement”) with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as the Company’s financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) the raising of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) the renegotiation of existing loans and credit facilities. In consideration of these services the Company will pay Vivid a fee of 0.20% on the total transaction amount. Vivid did not provide any services in 2010 and, accordingly, no fees were billed to the Company.

The agreement has a duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a “Change of Control” Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the “Change of Control”.

(d) Transbulk 1904 AB (“Transbulk”):  The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29.1 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charter hire of $24 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

(e) Heidmar Trading LLC (“Heidmar Trading”):  On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29.8 and it was redelivered to the Company in December 2009. Mr. George Economou is the chairman of the Board of Directors of the company and the Company’s Chief Executive Officer is a member of its Board of Directors. The vessel was redelivered on December 22, 2009.

(f) Tri-Ocean Heidmar Tankers LLC(“Tri-Ocean Heidmar”):  On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel was redelivered on November 6, 2010. At December 31, 2010, $998 and $123 are due to the Tri-Ocean Heidmar and are included in “Accounts Payable” and “Accrued Liabilities” in the accompanying December 31, 2010 consolidated balance sheet.

(g) Blue Fin Tankers Inc. pool (“Blue Fin”):  On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2009 and 2010 the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $1,856 (of which $63 is included in receivables and $1,793 is included in “Prepayments and other”) and $2,198 (of which $63 is included in “Receivables” and $2,135 is included in “Prepayments and other”), respectively, in the accompanying consolidated balance sheets. The revenue of M/V Olinda deriving from the pool amounted to $2,627, $8,021 and 7,172 for 2008, 2009 and 2010, respectively and is included in “Voyage revenue” in the accompanying consolidated statements of operations.

(h) Sigma Tanker Pool (“Sigma”):  On December 22, 2009 and November 6, 2010, the M/T Tigani and the M/T Tamara were both employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessels, as pool participants, are allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessels were redelivered from the Pool on April 28, 2010 and January 6, 2011, respectively, due to their sale on May 4, 2010 and January 13, 2011, respectively. As of December 31, 2009 and 2010, the Company had a receivable from the pool of $933 and $1,480, respectively, which is included in “Receivables” in the accompanying consolidated balance sheets. The revenue of the M/T Tigani and the M/T Tamara deriving from the pool for 2009 amounted to $178 and nil, respectively, and for 2010 to $2,000 and $651, respectively, and is included in “Voyage revenue” in the accompanying consolidated statements of operations.

(i) Acquisition of Vessels:  In October 2008, the Company took delivery of the tanker vessels M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $79,000. The purchase price was financed by a sellers’ unsecured credit of $25,000 ($12,000 for the M/T Tamara and $13,000 for the M/T Tigani) and the Company’s own funds. The sellers’ credit was payable 18 months after the physical delivery of the vessel and bore interest at 9.0% per annum for the amount relating to the M/T Tamara and 9.5% per annum for the amount relating to the M/T Tigani. The total interest charged in this respect for 2008 and 2009 amounted to $500 and $639, respectively and is included in “Interest and finance costs” in the accompanying consolidated statements of operations. The Company also paid Cardiff $1,440 representing a 1% commission on the vessels’ purchase price.

As provided in the Memorandum of Agreements, or MOA, of M/T Tigani and M/T Tamara, following the resignation of one of the Company’s directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers’ Credit of $25,000. The sellers of the above vessels on December 9,

2008, waived their contractual right to demand prompt prepayment of the Sellers’ Credit until the amendment of the Nordea credit facility became effective (the “Amendatory Agreement”). On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T Tigani and M/T Tamara exercised their option and requested the repayment of the sellers’ credit to be made in cash from the proceeds of the Standby Equity Purchase Agreement discussed in Note 8 as also provided in the Amendatory Agreement, and waived their option for the settlement of the Sellers’ Credit of $25,000 in the form of the Company’s common stock at any date, effective December 9, 2008. As of December 31, 2009, the Company had fully repaid the Sellers’ Credit.

(j) Lease agreement:  The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($0.90 at the December 31, 2010 exchange rate). This agreement was terminated on December 31, 2010. The rent charged for the years ended December 31, 2008, 2009 and 2010 amounted to $12.1, $11.4 and $11.0, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

(k) Capital infusion:  On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20,000 in exchange for approximately 16,666,667 (50,000,000 common shares at $0.40 per share before the reverse stock split effect discussed in Note 8(f)) of the Company’s common shares .

(l) Steel Wheel Investments Limited.:  Under an agreement between the Company and Steel Wheel Investments Limited (“Steel Wheel”), a company controlled by the Company’s Chief Executive Officer, Steel Wheel provides consulting services to the Company in connection with the duties of the Chief Executive Officer of the Company, for an annual fee plus a discretional cash bonus as approved by the Compensation Committee. Such fees and bonuses for 2008, 2009 and 2010 totaled $2,601, $3,987 and $3,837, respectively and are included in “General and administrative expenses”, in the accompanying consolidated statements of operations. Furthermore, as further discussed in Note 11, in 2008 and 2010 certain compensation in stock was granted to Steel Wheel.

4.	Vessels held for sale:

The Company has contracted to sell, on a charter free basis, the M/T Olinda, the M/T Tamara, the M/V Augusta, the M/V Austin and the M/V Trenton for an aggregate price of $89,600. The M/V Augusta was delivered to its new owners on January 6, 2011 and the M/T Tamara on January 13, 2011. The Company has classified the above five vessels as “Held for sale” in the accompanying December 31, 2010 consolidated balance sheet at their estimated sale proceeds as all criteria required for their classification as “Held for Sale” were met. The estimated loss of approximately $65,913 is included in “Loss on sale of vessels and vessels held for sale” in the accompanying 2010 consolidated statement of operations.

As of December 31, 2009, vessels held for sale consisted of the M/T Olinda, the M/V Pierre and the M/T Tigani, of which the latter two were delivered to their new owners on April 14, 2010 and May 4, 2010, respectively and M/T Olinda’s delivery was rescheduled in December 2010 to take place in April 2011. In 2009 the Company recognized an estimated loss of $81,293 and in 2010 a gain of $2,487 due to the change of the sale price of M/T Tigani, included in the accompanying 2009 and 2010 consolidated statements of operations under “Loss on sale of vessels and vessels held for sale”.

Vessels held for sale are stated at their fair values less cost to sell. The fair values were determined based on the MOA prices (Level 1).

5.	Vessels under construction:

On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited (the “Shipyard”), for the constructions of three Capesize VLOCs with a dwt of 206,000 tons each at a total contract price of $204,300. The vessels are scheduled for delivery in the first, second and third quarters of 2012. The advances paid to the Shipyard as of December 31, 2010, have partially been financed by the

SEDA proceeds (Note 8(c)). Upon their delivery, the vessels are scheduled to commence fixed rate employment as follows:

•	the first vessel at a gross daily hire rate of $25 for a minimum period of three years;

•	the second vessel at a gross daily hire rate of $23 for a minimum period of five years. The time charter agreement also provides for 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $23 and $40 per day; and

•	the third vessel at a gross daily hire rate of $21.5 for a period of seven years. The time charter agreement also provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $21.5 and $38 per day.

As of December 31, 2010, the Company had paid $45,000 as provided in the shipbuilding contracts, which together with other related costs of $1,618, including capitalized interest of $964 (Note 14) and commissions and supervision fees of $450 and $195 paid to Cardiff and TMS Dry Ltd, respectively (Note 3), is included in “Vessels under construction” in the accompanying December 31, 2010 consolidated balance sheet.

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance December 31, 2008	$644,027	$(56,838)	$587,189
Additions	180,501	(48,180)	132,321
Impairment — ( Note 2(l))	(67,903)	15,203	(52,700)
Vessel held for sale	(153,622)	22,341	(131,281)
Vessels sold	(136,275)	23,988	(112,287)

Balance December 31, 2009	$466,728	$(43,486)	$423,242
Additions	40,196	(24,594)	15,602
Transfer from advances for vessel acquisitions	9,900	—	9,900
Vessel sold	(10,750)	616	(10,134)
Vessels held for sale	(162,646)	35,180	(127,466)

Balance December 31, 2010	$343,428	$(32,284)	$311,144

The Memoranda of Agreement associated with the acquisition of the vessels, M/V Austin, M/V Pierre, M/V Trenton and M/V Topeka in 2007 stipulated that the vessels were delivered to the Company with charter parties attached, which expired in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract. The Company recorded imputed deferred revenue totaling $31,347, with a corresponding increase in the vessels’ purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for 2008, 2009 and 2010, amounted to $10,318, 14,473 and $1,558, respectively and is separately reflected in the accompanying consolidated statements of operations.

On May 21, 2009, the Company signed a MOA with a third party for the sale of M/V Lansing at a price of $21,950. The vessel was delivered to its new owners on July 1, 2009. The sale of the vessel resulted in a loss of $14,770 and is included in “Loss on sale of vessels and vessels held for sale” in the accompanying 2009 consolidated statement of operations.

On June 26, 2009, the Company signed a MOA with a third party to purchase the 2004 Capesize bulk carrier (173,880 dwt) M/V Partagas for an aggregate price of $56,647 including $560 of commissions paid to Cardiff and pre-delivery expenses of $87. The vessel was delivered on July 30, 2009 and commenced a three year time charter at a gross daily rate of $27.5. The purchase price of the vessel was financed by equity raised under the Company’s

Standby Equity Purchase Agreement or SEPA (Note 8(a)) and using the existing Nordea revolving credit facility (Note 7).

On July 8, 2009, the Company signed a MOA with a third party to purchase the 2006 Capesize bulk carrier (173,949 dwt) M/V Robusto for an aggregate price of $61,945 including $612.5 of commissions paid to Cardiff and pre-delivery expenses of $82.5. The vessel was delivered on October 19, 2009 and commenced a minimum five year time charter at a gross daily rate of $26. The purchase price of the vessel was financed by equity raised under the Company’s SEPA (Note 8(a)) and using the existing Nordea revolving credit facility (Note 7).

On July 10, 2009, the Company signed a MOA with a third party for the sale of M/V Juneau at a price of $19,900. The vessel was delivered to its new owners charter free on October 23, 2009. The sale of the vessel resulted in a loss of $16,270 and is included in “Loss on sale of vessels and vessels held for sale” in the accompanying 2009 consolidated statements of operation.

On July 18, 2009, the Company signed a MOA with a third party to purchase a 2006 Capesize bulk carrier (174,200 dwt) M/V Cohiba for an aggregate price of $61,909 including $612.5 of commissions paid to Cardiff and pre-delivery expenses of $46.3. The vessel was delivered on December 9, 2009 and commenced a minimum five year time charter at a gross daily rate of $26.25. The purchase price of the vessel was financed by equity raised under the Company’s (Note 8(a)) and using the existing Nordea revolving credit facility (Note 7).

On August 7, 2009, the Company signed a MOA with a third party for the sale of M/V Richmond at a price of $20.6 million. The vessel was delivered to her new owners on September 30, 2009. The sale of the vessel resulted in a loss of $20,842 and is included in “Loss on sale of vessels and vessels held for sale” in the accompanying 2009 consolidated statements of operation.

On September 30, 2009, the Company signed a MOA with a third party to purchase the 2005 Capesize bulk carrier (180,263 dwt) M/V Montecristo for an aggregate price of $50,096 including commissions paid to TMS Dry of $495 and pre-delivery expenses of $101. The vessel was delivered to the Company on June 28, 2010. Following its delivery the vessel commenced a time charter for a minimum period of four years at a gross daily rate of $23.50. The charterer has the option to extend the charter period for an additional four years escalated to a maximum gross daily rate of $24.5. The purchase price of the vessel was partially financed by the equity contribution of Basset (Note 8(f)) and using the Nordea existing revolving credit facility (Note 7).

On October 4, 2010, the Company signed a MOA with a third party for the sale of M/T Pink Sands at a price of $11.1 million. The vessel was delivered to its new owners on November 4, 2010. The sale resulted in a gain of $511.

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

As of December 31, 2010, except for the M/T Olinda and the M/T Tamara that are employed in separate tanker pools, and M/V Austin and M/V Trenton that are both employed in the spot market, the remaining vessels were operating under time charters, the last of which expires in May 2018. Contracts with expected duration in excess of one year as of December 31, 2010, were as follows:

	Daily Time Charter	Estimated Expiration of
Vessel Name	Gross Rate	Charter*
	(In U.S. Dollars)

Drybulk Carriers
M/V Robusto	$26,000	August 2014 — March 2018
M/V Cohiba	$26,250	October 2014 — May 2018
M/V Partagas	$27,500	July 2012 — December 2012
M/V Montecristo	$23,500	May 2014 — January 2018
M/V Topeka	$15,000	January 2012 — April 2013
M/V Helena	$32,000	May 2012 — October 2016
Drybulk Carrier Held for Sale
M/V Augusta	$16,000	January 2011 (Note 16(a))

*	The Estimated Expiration of Charter provides the estimated latest redelivery dates presented above, except for M/V Augusta, at the end of any redelivery optional periods.

7.	Long-term Debt:

As of December 31, 2010, the Company’s long-term debt totaled $209,772 ($265,674 as of December 31, 2009) relating to a credit facility with Nordea Bank Norge ASA (“Facility” or “Nordea Credit Facility”) and a term loan with DVB Bank SE (“loan” or “DVB loan”).

Nordea Credit Facility

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA (“Nordea”), for a $325,000 Senior Secured Credit Facility for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Nordea credit facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Facility.

On January 9, 2009, the Company entered into an amendatory agreement to the Nordea credit facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company’s vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver was effective from the date the breach occurred, which was December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company’s fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel’s sale or insurance proceeds from a vessel’s loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company’s DVB loan, described below, be not less than (a) 90% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers’ credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels (weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the first amendatory agreement to the Nordea credit facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively.

On November 4, 2010, following the sale of M/T Pink Sands, the Company decided not to exercise its option to use the proceeds for a replacement vessel and accordingly made a mandatory prepayment of the loan of $5,856 ($3,854 and $2,002 for Tranch A and Tranch B, respectively).

The amended Nordea credit facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of December 31, 2010, following the mandatory prepayment of $24,654 in 2011, due to the sale of M/V Augusta, M/V Austin and M/V Trenton (Note 16) the balance of Tranche A of $110,493 will be reduced or repaid in nine semi-annual equal installments in the amount of $8,744 each and a balloon installment in an amount of $31,797.

Tranche B is a term loan facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of December 31, 2010, following the mandatory prepayment of $11,577 due to the sale of M/V Augusta, M/V Austin and M/V Trenton (Note 16), the balance of Tranche B of $58,643 is repayable in one installment of $6,752 followed by nine equal consecutive semi-annual installments in the amount of $5,520 each and a balloon installment in the amount of $2,211.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

DVB Loan agreement

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE (“DVB”) for a new secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8,562 was made, which proportionally reduced the then outstanding loan installments. As a result the balance of the loan at December 31, 2010 of $4,406 is repayable in eight equal quarterly installments of $517.5 each, plus a balloon installment of $266 payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgage on the M/T Tamara, a corporate guarantee by the Company, assignment of earnings and insurances and a pledge of shares of the borrower. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders’ equity adjusted to account for the market value of the vessel must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the vessel must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of $443.5, which was included in “Deferred Financing fees” in the accompanying December 31, 2009 and 2010 consolidated balance sheets and is amortized in accordance with the policy discussed in Note 2(n).

On December 17, 2010, the Company signed a MOA for the sale of M/T Tamara. The vessel was delivered to its new owners on January 13, 2011 Accordingly the balance of the loan as of December 31, 2010, of $4,406 has been classified as current (Note 16(b)).

The principal payments required to be made after December 31, 2010 for the long-term debt discussed above are as follows:

	Nordea	Nordea
Year Ending December 31,	Tranche A(1)	Tranche B(1)	DVB	Total

2011	$42,140	$23,849	$4,406	$70,397
2012	17.488	11,040	—	28,528
2013	17,488	11,040	—	28,528
2014	17,488	11,040	—	28,528
2015	40,540	13,251	—	53,791

	$135,146	$70,220	$4,406	$209,772

(1)	The current portion of the long term debt on the December 31, 2010, Consolidated Balance Sheet has further been adjusted to reflect the estimated amount of $11,934 to be prepaid as a result of the contemplated sale of M/T Olinda.

Total interest expense for 2008, 2009 and 2010 amounted to $14,836, $10,561 and 6,856, respectively, and is included in “Interest and finance costs” in the accompanying 2008, 2009 and 2010 consolidated statements of operations (Note 14). The Company’s weighted average interest rate (including the margin) for 2008, 2009 and 2010 was 4.49%, 3.41% and 2.88%, respectively.

8.	Common Stock and Additional Paid-In Capital:

(a) Stockholders’ Rights Agreement:  On April 17, 2008, the Company approved a Stockholders’ Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company’s common stock or (2) the 10th business day (or such later date as determined by the Company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company’s common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the Company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the Company’s common stock then each holder of a Right (except an Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company’s common stock and before that Acquiring Person acquires more than 50% of the Company’s outstanding common stock, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one share of the Company’s common stock. The Company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company’s common stock, or the expiration date. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

Under the Amended and Restated Stockholders Rights Agreement effective May 26, 2010, the purchase by Basset Holdings Inc. (“Basset”) of shares of the Company’s Common Stock directly from the Company in a transaction approved by the Company’s Board of Directors in May 2010, shall not cause Basset Holdings Inc., or any beneficial owner or Affiliate or Associate thereof, to be considered an “Acquiring Person”; provided, however, that should Basset or any Affiliate or Associate of Basset thereafter acquire additional shares of Common Stock constituting 1% or more of the Company’s Common Stock then outstanding, and thereby beneficially own 20% or more of the Company’s Common Stock then outstanding, other than by reason of an equity incentive award issued to Basset or such Affiliate or Associate by the Company’s Board of Directors or a duly constituted committee thereof, then such Person shall be deemed an “Acquiring Person” for purposes of this Agreement.

(b) Standby Equity Purchase Agreement — (“SEPA”):  On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company sold 23,950,000 (71,850,000 before the reverse stock split effect) common shares with net proceeds amounting to $109,909. YA Global received a discount equal to 1.5% of the gross proceeds or $1,674. The SEPA was terminated on May 21, 2009. Of the SEPA proceeds, $25,000 was used to fully repay the sellers’ credit of the M/T Tamara and M/T Tigani.

(c) Amendment of the Company’s Articles of Incorporation:  On July 13, 2009, during the Company’s annual general meeting of shareholders, the Company’s shareholders approved an amendment to the Company’s articles of incorporation to increase the Company’s authorized common shares from 31,666,667 (95,000,000 before the reverse stock split effect)) common shares to 333,333,333 (1,000,000,000 before the reverse stock split effect) common shares.

(c) Standby Equity Distribution Agreement — (“SEDA”):  On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company’s common shares to YA Global. The SEDA commenced on September 28, 2009 and terminated on March 18, 2010. YA Global was entitled to receive a discount equal to 1.5%. As of December 31, 2009, 22,685,169 (68,055,508 before the reverse stock split) common shares had been sold with net proceeds amounting to $78,970. During the period from January 1, 2010 to March 18, 2010, 6,717,667 (20,150,000 before the reverse stock split) common shares were sold with net proceeds of $19,257. During the period from the commencement of the offering on September 28, 2009 to the termination of the offering on March 18, 2010, the Company sold 29,401,836 (88,205,508 before the reverse stock split) common shares with net proceeds amounting to $98,227, and YA Global received a discount equal to 1.5% of the gross proceeds or $1,496.

(d) Shelf Registration Statement:  On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(e) Equity Incentive Plan — (“2010 Equity Incentive Plan”):  On January 14, 2010, the Company’s Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company’s Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company’s Directors and officers. On December 17, 2010, the Company’s Board of Directors approved in all respects the resolutions of the meetings of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer.

(f) Equity Infusion:  On May 25, 2010, the Company’s Board of Directors approved an equity infusion of $20,000 by Basset Holdings Inc. (“Basset”), a company controlled by Mr. Anthony Kandylidis the Company’s CEO, in order to fund the Company’s capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20,000 in exchange for approximately 16,666,667 (50,000,000 before the reverse stock split at a price of $0.40 per share) of the Company’s common shares.

In determining the fair value of the shares to be issued in connection with the equity infusion, the Company used multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation and (c) net asset value method. The Company considered the results of such analyses, together with: (1) the importance of the equity infusion, (2) the size of the equity infusion versus the limited market liquidity, and (3) the opportunity cost of the capital contribution for other similar investment opportunities. Given the specific circumstances of the equity infusion, the results of the analysis and the factors described above, the Company approved the equity infusion of $20,000 in exchange of approximately 16,666,667 (50,000,000 before the reverse stock split effect) of the Company’s common shares at a price of $0.40 per share before the reverse stock split effect.

On May 26, 2010, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Basset would not fall within the definition of “Acquiring Person” under the agreement.

(g) Share Price and Reverse Stock Split:  Under the rules of the NASDAQ Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event the Company does not regain compliance within the period of 180 days, its securities will be subject to delisting. In addition if the market price of the common shares remains below $5.00 per share, under stock exchange rules, the Company’s shareholders will not be able to use such shares as collateral for borrowing in margin accounts. The Company’s stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from the NASDAQ Stock Market that it is not in compliance with the minimum bid price rule. In order for the Company to regain compliance, its Board of Directors proposed a 3:1 reverse stock split, which automatically converted three current shares of the Company’s class A common shares into one new share of common stock. The reverse stock split was approved by the Company’s shareholders at the Annual General Meeting held on June 10, 2010. The reverse stock split took effect on June 17, 2010, and accordingly, the Company’s authorized Class A common stock was converted to 333,333,333 shares, and the then issued and outstanding common stock of 231,800,001 common shares was converted to 77,266,655 common shares. Following the reverse stock split the Company’s stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on August 6, 2010, the Company received notice from the NASDAQ Stock market that it had regained compliance with the minimum bid price requirement and the compliance matter was closed

As of December 31, 2010, the Company’s issued and outstanding stock amounted to 83,266,655 common shares. Common share shareholders are entitled to one vote on all matters submitted to a vote of shareholders and to receive interest, if any.

9.	Earnings/ (losses) per Share:

The components for the calculation of earnings/(losses) per common and subordinated share, basic and diluted, for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010

Net income/(loss)	$27,722	$(178,682)	$(61,625)
— Less dividends paid
Common shares	(47,772)	—	—
Subordinated shares	—	—	—

Undistributed losses	$(20,050)	$(178,682)	$(61,625)

Allocation of undistributed losses Common Shares:
— 6,181,498, 52,816,667 and 83,266,655,as of December 31, 2008, 2009 and 2010, respectively	$(19,737)	$(178,682)	$(61,625)
Subordinated shares
— nil as of December 31, 2008, 2009 and 2010, respectively	—	—	—

	$(19,737)	$(178,682)	$(61,625)

Basic and diluted per share amounts:

	Common Shares
	2008	2009	2010

Distributed earnings	$10.00	$—	$—
Undistributed losses	(4.20)	(6.81)	(0.87)
Total	$5.82	$(6.81)	$(0.87)

Weighted average number of shares basic and diluted	4,773,824	26,185,442	70,488,531

Due to the conversion of the subordinated shares into common shares during August 2008, the basic and diluted per share amounts are presented only for common shares for the year ended December 31, 2008, 2009 and 2010.

10.	Derivatives and Fair Value Measurements:

Interest rate swaps

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company’s lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500 ($236,222 as of December 31, 2010), decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at December 31, 2010, is determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at December 31, 2009 amounted to a liability of $11,049 (excluding accrued interest receivable of $2,243), of which the current and non-current portions of $7,443 and $3,606, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2009. The fair value of these instruments at December 31, 2010 amounted to a liability of $11,602 (excluding accrued interest payable of $1,947), of which the current and non-current portions of $6,727 and $4,875, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2010. The unrealized result of the change in the fair value of these instruments for the years ended December 31, 2008, 2009 and 2010, was a loss of $16,147, a gain of $5,098 and an a loss of $553, respectively, and are included in “Loss on derivative instruments” in the accompanying consolidated statements of operations. The realized loss of these instruments for the years ended December 31, 2008, 2009 and 2010, was $1,037, $7,665 and $8,160, respectively, and is included in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

The amounts for 2008 ($1,037) and 2009 ($7,665) previously included in “Interest and finance costs” (Note 14) were reclassified to “Loss on derivative instruments” to conform to the December 31, 2010, presentation.

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in Forward Freight Agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. The open positions of FFAs are “marked to market” quarterly, using quoted prices in active markets for identical instruments (Level 1 inputs), to determine the fair values. As of December 31, 2009 and 2010, all FFA positions had been closed.

The net realized gain/(loss) from FFAs for the year ended December 31, 2009 and 2010 amounted to $570 and $(4,342), respectively, and is separately reflected in the accompanying 2009 and 2010 consolidated statements of operations.

Fair value measurements

The carrying amounts reflected in the accompanying Consolidated Balance Sheets of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates.

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring and non-recurring basis. As required by the fair value guidance, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements as of December 31, 2010
Quoted
Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Recurring Measurements	Total	(Level 1)	(Level 2)	(Level 3)

Interest rate swaps liability position	$11,602	$—	$11,602	$—
Total	$11,602	$—	$11,602	$—

Quoted
Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Non-Recurring Measurements	Total	(Level 1)	(Level 2)	(Level 3)

Long lived assets held for sale	$88,274	$88,274	$—	$—
Total	$88,274	$88,274	$—	$—

11.	Stock based compensation:

On February 12, 2008, the Company granted 26,667 (80,000 before the reverse stock split effect) restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer, which is controlled by the Chief Executive Officer, subject to contractual restrictions, including applicable vesting period. The shares were issued on March 27, 2008. Following the conversion of the Company’s subordinated shares into common shares on August 15, 2008, the aggregate of 26,667 (80,000 before the reverse stock split effect) restricted subordinated shares mentioned above vested immediately as provided in the related agreements. In addition, in March 2008, the Company issued 1,716 (5,150 before the reverse stock split effect) ) shares to Sebert Shipping Co. a company providing consulting services to the Company and was controlled by the former Chief Operating Officer of the Company. Following the resignation of the former Chief Operating Officer in March 2009, the shares vested immediately pursuant to a resolution of the Company’s Board of Directors.

Following the conversion of the Company’s subordinated shares into common shares, the aggregate of 28,383 (85,150 before the reverse stock split effect) restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

On January 14, 2010, the Company’s Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company’s Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company’s Directors and officers. On December 17, 2010, the Company’s Board of Directors adopted and approved in all respects the resolutions of the meeting of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer.

There were 7,056,667 unvested shares as of December 31, 2010. Compensation cost recognized in the years 2008, 2009 and 2010 amounted to $2,701, $44 and $1,064, respectively. The compensation cost related to non-vested shares amounts to $7,676 with a weighted average remaining contractual life of 32 months.

12.	Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus, Liberia and Malta, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of operations.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, the Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock (“5 Percent Override Rule”).

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company’s shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

13.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company’s option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 5,175 ($6.85 based on the Euro to USD exchange rate at December 31, 2010) and is adjusted on August 1st of each year based on the inflation rate announced by the Greek State as defined in the agreement. On September 30, 2010, the Company gave notice to the owner for the termination of the lease agreement as of December 31, 2010. Based on the provisions of Greek law, the Company paid the owner a penalty equal to one month rental and the lease obligation up to December 31, 2010 and the lease agreement was terminated.

As further disclosed in Note 5 the Company has signed three shipbuilding contracts for the construction of three VLOCs. As of December 31, 2010, the amounts due until delivery of the vessels are as follows:

Year	Amount

2011	$40,860
2012	118,440

Total	$159,300

Future minimum contractual charter revenue deriving from vessels’ long-term charter contracts represents revenue until the earliest redelivery of each vessel and includes also the revenue to be earned from vessels under construction. As of December 31, 2010, future contractual revenue is as follows:

Year	Amount

2011	$54,877
2012	51,077
2013	53,016
2014	42,044
2015	18,518
2016 and thereafter	42,772

Total	$262,304

Revenue amounts do not include any assumed off-hires.

As further disclosed in Note 3 the Company has contracted the commercial and technical management of its vessels to TMS Dry Ltd and TMS Tankers Ltd. For these services it pays a monthly management fee. Such management fees until the expiration of the agreements are as follows:

Year	Amount

2011	$4,624
2012	5,393
2013	6,530
2014	6,531
2015	2,970

Total	$26,048

14.	Interest and Finance Costs:

The amounts included in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2009	2010

Interest on long-term debt	$14,836	$10,561	$6,856
Capitalized interest	—	—	(964)
Amortization and write-off of financing fees	475	744	538
Long-term debt commitment fees	16	7	—
Finance expenses	1,127	709	255
Other	74	148	90

	$16,528	$12,169	$6,775

The realized result (loss) of the change in the fair value of the interest rate swaps discussed in Note 10 for the years ended December 31, 2008 and 2009, of $1,037 and $7,665, respectively, previously included in “Interest and finance costs” were reclassified to “Loss on derivative instruments” to conform with the December 31, 2010 presentation. In addition as a result of the above reclassification the amounts of interest paid in the consolidated statements of cash flows for the years ended December 31, 2008 and 2009, were changed from $12,340 and $18,509, respectively, to $11,044 and $13,339, respectively.

15.	Segment Information:

The table below presents information about the Company’s reportable segments as of December 31, 2008, 2009 and 2010 and for the years then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

	Drybulk
December 31, 2008	Carriers	Tankers	Other	Total

Revenues from external customers	$114,758	$42,676	$—	$157,434
Interest and finance costs	(11,173)	(5,316)	(39)	(16,528)
Interest income	—	—	776	776
Loss on interest rate swaps	(12,076)	(5,108)	—	(17,184)
Depreciation and amortization	(32,865)	(10,762)	(31)	(43,658)
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	$408,680	$184,753	$32,137	$625,570

	Drybulk
December 31, 2009	Carriers	Tankers	Other	Total

Revenues from external customers	$96,672	$36,263	$570	$133,505
Loss on sale of vessels and vessels held for sale	(69,250)	(63,926)	—	(133,176)
Interest and finance costs	(7,333)	(4,791)	(45)	(12,169)
Interest income	—	—	271	271
Loss on interest rate swaps	(1,856)	(711)	—	(2,567)
Depreciation and amortization	(30,100)	(18,080)	(92)	(48,272)
Impairment on vessels	—	(52,700)	—	(52,700)
Segment loss	(46,248)	(124,865)	(7,569)	(178,682)
Total assets	$444,180	$56,253	$48,839	$549,272

	Drybulk
December 31, 2010	Carriers	Tankers	Other	Total

Revenues from external customers	$71,844	$26,004	$—	$97,848
Gain/(loss) on sale of vessels and vessels held for sale	(65,711)	2,782	—	(62,929)
Interest and finance costs, net of capitalized interest	(4,270)	(2,461)	(44)	(6,775)
Interest Income	—	—	119	119
Loss on interest rate swaps	(7,202)	(1,511)	—	(8,713)
Depreciation and amortization	(23,252)	(1,342)	(259)	(24,853)
Segment profit/(loss)	(62,193)	8,976	(8,408)	(61,625)
Total assets	$428,187	$33,588	$17,088	$478,863

16.	Subsequent Events:

(a) On October 4, 2010, the Company contracted to sell the M/V Augusta (Note 4). The vessel was delivered to its new owners on January 6, 2011. Of the sale proceeds an amount of $11,580 was used to partially repay the Nordea credit facility (Note 7). The sale resulted in a loss of $31,628 reflected as an impairment loss and is included in “Loss on sale of vessels and vessels held for sale” in the accompanying consolidated statement of operations for the year ended December 31, 2010

(b) On December 17, 2010, the Company contracted to sell the M/T Tamara (Note 4). The vessel was delivered to its new owners on January 13, 2011. Of the sale proceed an amount of $4,406 was used to fully repay the DVB term loan (Note 7). The sale resulted in a gain of $858 recorded in 2011.

(c) Under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The Company’s stock price has declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 the Company received notice from the Nasdaq Stock Market that it is not in compliance with the minimum bid price rule.

(d) On January 1, 2011, the Company leased office space in Athens, Greece, from a family member of Mr. George Economou. The lease has a duration of five years. The monthly rental for the first two years amounts to Euro 1,000 ($1.33 at the December 31, 2010 exchange rate) and thereafter is annually adjusted based on the annual inflation rate announced by the Greek State.

(e) On February 24, 2011, the Company signed a letter of commitment with a major Chinese bank for the financing of up to 60% of the aggregate construction cost of the three VLOCs discussed in Note 5.

(f) On November 19, 2010, the Company contracted to sell the M/V Austin (Note 4). The vessel was delivered to its new owners on March 10, 2011. Of the sale proceeds an amount of $12,325 was used to partially repay the Nordea credit facility (Note 7). The sale resulted in a loss of $17,184 reflected as an impairment loss and is included in “Loss on sale of vessels and vessels held for sale” in the accompanying consolidated statement of operations for the year ended December 31, 2010.

(g) On November 19, 2010, the Company contracted to sell the M/V Trenton (Note 4). The vessel was delivered to its new owners on March 11, 2011. Of the sale proceeds an amount of $12,325 was used to partially repay the Nordea credit facility (Note 7). The sale resulted in a loss of $16,882 reflected as an impairment loss and is included in “Loss on sale of vessels and vessels held for sale” in the accompanying consolidated statement of operations for the year ended December 31, 2010.

(h) On April 1, 2011, the Company entered into two agreements to purchase two capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of their owning companies (the “Owners”). The Owners are fully owned subsidiaries of a company (the “Sellers”) ultimately controlled by the Company’s CEO Mr. Anthony Kandylidis. The Sellers will receive in exchange of the selling price of both vessels a total number of 35,657,142 common shares of the Company and the Company will perform the shipbuilding contracts. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95,040 of which $29,700 is payable in 2012 and the balance in 2013.

Annex E

Unless the context otherwise requires, as used in this report, the terms “Company,” “we,” “us,” and “our” refer to OceanFreight Inc. and all of its subsidiaries. “OceanFreight Inc.” refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece. As of August 22, 2011 we owned and operated, through our subsidiaries, a fleet of six vessels, consisting of two Panamax and four Capesize drybulk carriers, with a total carrying capacity of approximately 0.9 million dwt and a weighted average age of approximately 6.7 years. Our vessels are chartered under long term time charter contracts expiring at various dates, the latest through 2018. In March 2010, we entered into shipbuilding contracts for the construction of three Capesize Very Large Ore Carriers (VLOCs). In April 2011 we entered into two agreements to purchase two additional VLOCs under construction.

As further discussed under “Recent Developments”, on July 26, 2011, we entered into a definitive agreement for DryShips Inc. to acquire our outstanding shares.

Our Fleet

The following table presents summary information concering our fleet as of August 22, 2011:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)

Drybulk Carriers
Robusto	Capesize	2006	173,949
Cohiba	Capesize	2006	174,200
Montecristo	Capesize	2005	180,263
Partagas	Capesize	2004	173,880
Topeka	Panamax	2000	74,710
Helena	Panamax	1999	73,744
Drybulk Carriers to be Acquired
New Building VLOC#1(1)	Capesize	2012	206,000
New Building VLOC#2(1)	Capesize	2012	206,000
New Building VLOC#3(1)	Capesize	2012	206,000
New Building VLOC#4(2)	Capesize	2012	206,000
New Building VLOC#5(2)	Capesize	2013	206,000

(1)	On March 4, 2010, we entered into an agreement with a shipyard for the construction of three VLOCs for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the first, second and fourth quarters of 2012.

(2)	On April 1, 2011, we entered into two agreements to purchase two VLOCs currently under construction through the acquisition of the shares of the construction agreement owning companies that were indirectly controlled by our Chief Executive Officer in exchange for an aggregate of 1,782,849 common shares (35,657,142 common shares before the second reverse stock split) of the Company. The vessels are scheduled for delivery in the fourth quarter of 2012 and first quarter of 2013, respectively.

The total outstanding shipyard payments owed by us amount to $240.7 million, of which $26.4 million is payable in 2011, $184.6 million is payable in 2012 and the balance is payable in 2013.

Effective June 15, 2010, we have contracted the day-to-day management of our drybulk and tanker fleets, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Dry Ltd., or TMS Dry, and TMS Tankers Ltd., or TMS Tankers, respectively. Both TMS Dry and TMS Tankers, or our Fleet Managers, are related party management companies engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Previously the management of our fleet was performed by Cardiff Marine Inc., or Cardiff, a related party management company. In 2010, Cardiff completed an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship management services. As part of this restructuring our Fleet Managers were established as two different management companies that provide the same vessel management services previously provided by Cardiff. Our Fleet Managers utilize the same experienced personnel previously utilized by Cardiff and provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. We further believe that the scale and scope of our Fleet Managers enables them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Managers’ ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers’ established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our vessels are presently operating under long term fixed rate time charter agreements as follows:

		Gross Daily
Vessel Name	Estimated Expiration Range of Charter	Rate

Drybulk Carriers
Robusto	August 2014 to March 2018	$26,000
Cohiba	October 2014 to May 2018	$26,250
Partagas	July 2012 to Dec 2012	$27,500
Montecristo	May 2014 to Jan 2018	$23,500
Topeka	January 2012 to April 2013	$15,000
Helena	May 2012 to October 2016	$32,000
Drybulk Carriers to be Acquired
New Building VLOC#1(1)	April 2015 to April 2020	$25,000
New Building VLOC#2(2)	August 2017 to August 2022	$23,000
New Building VLOC#3(3)	October 2019 to October 2026	$21,500
New Building VLOC#4	Spot
New Building VLOC#5	Spot

(1)	Upon delivery of New Building VLOC#1, which is expected in the first quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)	Upon delivery of New Building VLOC#2, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $23,000 and $40,000 per day.

(3)	Upon delivery of New Building VLOC#3, which is expected in the fourth quarter of 2012, the vessel is scheduled commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $21,500 and $38,000 per day.

We believe these charters will provide us with stable cash flows as well as upside potential under our profit sharing agreements. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight’s strategy and business model

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion.  We intend to grow our fleet using our management’s knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectations of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flows earned by the vessels in relation to their values, their conditions and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Tailored Fleet Composition.  Our current fleet consists of six drybulk carriers. In addition, we have agreed to acquire five VLOC newbuilding drybulk carriers that are expected to be delivered in 2012 and 2013. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters.  We have entered into fixed rate period charters for all of our drybulk carrier vessels with an average remaining duration of approximately 39.3 months as of the date of this Report. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charterhire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals.  We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties.  Our vessels are chartered to two different charterers operating in the drybulk carrier sector. We believe that chartering our vessels to well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers.  As discussed above, our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we derive important benefits from our Fleet Managers’ experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers’ rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR — 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our common shares are listed on The Nasdaq Global Market under the symbol “OCNF”. Our website is www.oceanfreightinc.com. The information on our website shall not be deemed a part of this document. Our agent and authorized representative in the United States is Puglisi & Associates, located at 850 Library Ave, Newark, DE 19711.

On April 30, 2007, we completed our initial public offering in the United States the net proceeds of which amounted to $216.8 million.

Recent Developments

Our stock price declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 The Nasdaq Stock Market notified us that we are not in compliance with the minimum bid price rule and as a result, we are required to take action, such as a reverse stock split, prior to July 25, 2011, in order to comply with this rule. To regain compliance, our Board of Directors proposed a 20:1 reverse stock split of our issued and outstanding shares of class A common stock, which was approved by our shareholders at their Annual General Meeting held on June 15, 2011. As a result of the reverse stock split, which was effected on July 6, 2011, every 20 common shares issued and outstanding were converted into one share. On July 20, 2011, we received notice from the Nasdaq Stock market that we regained compliance with the minimum bid price and this noncompliance matter is now closed.

On July 25, 2011, we signed an addendum to the initial consultancy agreement with Steel Wheel Investment Limited, or Steel Wheel, providing for the termination of the agreement upon completion of the the merger with Dryships Inc., or DryShips, discussed below. Following the termination of the agreement Steel Wheel will be entitled to receive $3.9 million (Euro 2.7 million) as provided in the related change of control clause. The Company’s Chief Executive Officer will continue to provide his services on behalf of Steel Wheel under its current remuneration fee until the closing of the merger or December 31, 2011 whichever is latest.

On July 25, 2011we entered into an agreement with TMS Dry Ltd, or TMS Dry, and TMS Bulkers Ltd., or TMS Bulkers, providing for the termination of the management agreements with TMS Dry upon completion of the merger discussed below and TMS Dry will receive (a) $6.6 million due to the change of control and waive its contractual entitlement to seek fees for three years and (b) $2.4 million commission due to the merger transaction. Following the completion of the merger the we will enter into ship management agreements for each of the eleven owned vessels and hulls with TMS Bulkers on terms identical to those in the management agreements with TMS Dry.

On July 25, 2011, we signed an addendum to the initial agreement with Vivid Finance Limited, or Vivid, whereas upon completion of the merger discussed below the agreement will terminate and we will not be liable to any indemnification to Vivid.

On July 26, 2011, we entered into a definitive agreement for DryShips to acquire our outstanding shares for a consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW Inc., or Ocean Rig, a global provider of offshore ultra deepwater drilling services that is 78% owned by DryShips, or Ocean Rig. The Ocean Rig shares that will be received by our shareholders will be from currently outstanding shares held by DryShips. Under the terms of the transaction, the Ocean Rig shares will be listed on the Nasdaq Global Select Market upon the closing of the merger.

Based on the July 25, 2011 closing price of 89.00 NOK ($16.44) for the shares of Ocean Rig on the Norwegian OTC, the transaction consideration reflects a total equity value for us of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt.

The transaction has been approved by the Boards of Directors of DryShips and OceanFreight, by the Audit Committee of the Board of Directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a Special Committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight.

The public shareholders of OceanFreight will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips. The completion of the merger is subject to customary conditions, including clearance by the Commission of a registration statement to be filed by Ocean Rig to register the shares being paid by DryShips in the merger and the listing of those shares on the Nasdaq Global Select Market. The cash portion of the consideration is to be financed from DryShips’ existing cash resources and is not subject to any financing contingency. The merger is expected to close in the fourth quarter of 2011.

Simultaneously with the execution of the definitive merger agreement, DryShips, entities controlled by Mr. Anthony Kandylidis and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips will acquire from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight stockholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. The Ocean Rig shares to be paid by DryShips to the entities controlled by Mr. Kandylidis will be subject to a 6-month lock-up.

On August 22, 2011, the Stockholders Right Agreement that the Company entered into on April 30, 2008, as amended and restated on May 26, 2010 and April 8, 2011, was further amended and restated in connection with the above transaction such that the acquisition by DryShips of shares of the Company’s Common Stock or interest therein pursuant to the terms and subject to the conditions of both the Purchase and Sale Agreement dated July 26, 2011, by and among Basset Holdings Inc., Steel Wheel, Haywood Finance Limited, the Company and DryShips and the Agreement and Plan of Merger dated July 26, 2011, by and among DryShips, Pelican Stockholdings Inc. and the Company, which agreements were unanimously approved by our Board of Directors in July 2011, shall not cause DryShips, or any beneficial owner or Affiliate or Associate thereof, to be considered an “Acquiring Person”.

The International Drybulk Shipping Industry

We currently employ each of our six drybulk carriers under time charter agreements with an average remaining duration of approximately 39.3 months as of the date of this Report.

The Baltic Dry Index (or BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2010 as compared to the low of the fourth quarter of 2008. For the first six months of 2011 the average of the BDI was 1,372, which has significantly declined as compared to the 2010 average of 2,758 and the 2009 average of 2,614.

The decline in the drybulk market since its peak in 2008 has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters that are not directly linked to the BDI. Drybulk vessel values have also rebounded in part since the steep decline in such vessel value in 2008. Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China’s iron ore imports comprised approximately 65% of the total volume of iron transported by sea. In 2009, that number increased to approximately 80%, while in 2010 it dropped slightly due to global recovery of the steel industry. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility. Average daily Capesize rates improved significantly to approximately $42,656 for the year ended December 31, 2009, but declined to approximately $33,300 per day in the year ended December 31, 2010 and to $8,546 in the six month period ended June 30, 2011.

The global drybulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:

•	Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of July 1, 2011, total newbuilding orders had been placed for an aggregate of approximately 43.0% of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered, in each case due to a lack of financing in the industry. Market sources indicate that slippage in the Handysize sector is about 18.4% and about 28.0% in the Capesize sector. The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 had been significant compared to the previous two years, while in 2010 it decreased due to the recovery of the drybulk market. In 2010, about 5.8 million dwt was removed from the global drybulk fleet representing 7.3% of the carrying capacity of the total fleet delivered during the same year. In the first six months of 2011, approximately 13.0 million dwt was removed from the global drybulk-fleet representing approximately 27.5% of the carrying capacity of the total fleet delivered during the same period. As of the end of December 2010 and June 2011, approximately 22% and 19%, respectively, of the total dry bulk fleet was 20 years old or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

Our Loan Agreements Covenants

As of August 22, 2011, we had a $137.7 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, consisting of Tranche A, a reducing revolving credit facility of $94.6 million, and Tranche B, a term loan facility of $43.1 million.

Our existing credit facility agreement contains certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse effect on our ability to perform our obligations under the loan or on any collateral thereunder. Our existing credit facility agreement also includes, among other covenants, financial covenants requiring:

•	the ratio of funded debt to the sum of funded debt plus shareholders’ equity at the end of each fiscal quarter to be no greater than 0.70 to 1.00;

•	liquidity of at least $500,000 per vessel owned. Liquidity is defined as cash, cash equivalents with maturity of less than 12 months and undrawn availability under Tranche A;

•	the ratio of EBITDA to net interest expense at the end of each fiscal quarter of at least 2.50 to 1; and

•	the aggregate fair market value of the vessels pledged as security for this credit facility of at least 125% of the aggregate outstanding balance of the credit facility

This credit facility also contains provisions that prohibit us from paying dividends. Our board of directors determined in December 2008 to suspend the payment of dividends in order to preserve capital.

As at June 30, 2011, we were in compliance with the covenants contained in our senior secured credit facility.

RISK FACTORS

Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 14, 2011.

Company Specific Risk Factors

Any delay of or the failure to complete the proposed merger transaction may significantly reduce the benefits expected to be obtained from the proposed merger transaction or could adversely affect the market price of the common shares of the Company or DryShips Inc. or their future business and financial results.

The proposed transaction is subject to a number of conditions, including approval of the Company’s shareholders, which is beyond the control of Company and which may prevent, delay or otherwise materially and adversely affect completion of the proposed transaction. Simultaneously with the execution of the definitive merger agreement, DryShips Inc., entities controlled by Mr. Anthony Kandylidis and the Company, entered into a separate purchase agreement. Under this agreement, DryShips Inc. will acquire from the entities controlled by Mr. Kandylidis all their OceanFreight Inc. shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight stockholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips Inc. intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. We cannot predict whether and when this and other conditions will be satisfied.

Failure to complete the proposed transaction would prevent the Company and DryShips Inc. from realizing the anticipated benefits of the proposed transaction. Each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. Any delay in completing the proposed transaction may significantly reduce the synergies and other benefits that the Company and DryShips Inc. expect to achieve if they successfully complete the proposed transaction within the expected timeframe and integrate their respective businesses.

In addition, the market price of each company’s common stock may reflect various market assumptions as to whether and when the proposed transaction will be completed. Consequently, the completion of, the failure to complete, or any delay in the completion of the proposed transaction could result in a significant change in the market price of the common shares of the Company and DryShips Inc.

Fluctuations in market prices may cause the value of the shares of Ocean Rig that you receive to be less than the value of your shares of the Company’s common shares.

Upon completion of the proposed transaction, all shares of the Company will be converted into cash and shares of Ocean Rig. The ratios at which the shares will be converted are fixed, and there will be no adjustment for changes in the market price of either the Company’s common shares or Ocean Rig’s common shares. Any change in the price of the Company’s common shares and Ocean Rig’s common shares will affect the value that the Company’s shareholders will receive in the proposed transaction. The common shares of both the Company and Ocean Rig have historically experienced significant volatility, and the value of the shares of stock received in the proposed transaction may go up or down as the market price of the Company’s common shares goes up or down. Stock price changes may result from a variety of factors that are beyond the control of the Company and DryShips Inc., including changes in their businesses, operations and prospects, regulatory considerations and general market and economic conditions. Neither party is permitted to “walk away” from the proposed transaction or resolicit the vote of its shareholders solely because of changes in the market prices of common shares of the Company or Ocean Rig.

The prices of common stock of the Company and Ocean Rig at the closing of the proposed transaction may vary from their respective prices on the date of this merger agreement. Because the date the proposed transaction is completed will be later than the dates of the merger agreements, the prices of the common shares of the Company and Ocean Rig on the date of the merger agreements may not be indicative of their respective prices on the date the proposed transaction is completed.

We may fail to realize the anticipated benefits of the merger, and the integration process could adversely impact our ongoing operations.

We and DryShips Inc. entered into the agreement and plan of merger with the expectation that the merger would result in various benefits, including, among other things, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies. The success of the merger will depend, in part, on DryShips Inc.’s ability to realize such anticipated benefits from combining our businesses with their business. The anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues of the combined company.

We and DryShips Inc. operated independently until the completion of the merger. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on us and DryShips Inc. during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to our existing business.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at potentially lower charter rates, which may affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

If the market price of our common shares falls below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If at any time during this cure period the bid price of the listed security closes at $1.00 per share or more for a minimum of ten consecutive business days, the Company would regain compliance with the minimum bid price requirement.

The Company’s stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from The Nasdaq Stock Market that it was not in compliance with the minimum bid price rule. In order for the Company to regain compliance, our Board of Directors proposed a 3:1 reverse stock split, which was approved by the Company’s shareholders at their Annual General Meeting held on June 10, 2010. As a result of the reverse stock split, which was effected on June 17, 2010, every three common shares issued and outstanding were converted into one common share. On August 6, 2010, the Company received notice from The Nasdaq Stock Market that it has regained compliance with the minimum bid price and the noncompliance matter is now closed.

Our stock price declined again below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 we received notice from The Nasdaq Stock Market that we are not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period ending in July 2011, such as a reverse stock split, in order to comply with Nasdaq rules. In the annual meeting of the Shareholders to be held on June 15, 2011, the Company intends to propose an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split at a ratio of not less than one-for-three and not more than one-for-twenty. As a result of the reverse stock split, which was effected on July 6, 2011, every 20 common shares issued and outstanding were converted into one common share. On July 20, 2011, we received notice from The Nasdaq Stock Market that it has regained compliance with the minimum bid price and the noncompliance matter is now closed.

We do not have financing arranged to fully cover our remaining shipyard obligations due for the construction of our five newbuilding VLOCs.

We own contracts for the construction of five newbuilding VLOCs scheduled to be delivered to us in the first, second, and fourth quarters of 2012, and the first quarter of 2013, respectively. As of June 30, 2011, $82.4 million was paid in shipyard installments for these hulls, which was partially financed by the Standby Equity Distribution Agreement (“SEDA”) proceeds and an equity issuance in April 2011 of 1,782,849 (35,657,142 before the second reverse stock split) of our common shares. The remaining shipyard obligations amount to $234 million as of the date of this report, of which $19.6 million, $184.7 million and $29.7 million are payable in 2011, 2012 and 2013, respectively. We expect the remaining shipyard obligations to be financed by (1) a new credit facility with a major Chinese bank for which we have received a commitment letter that contains terms acceptable to us but not yet entered into definitive documentation, which we expect will finance up to 60% of the aggregate contract cost of three of the VLOCs, (2) other forms of external financing; (3) equity offerings and (4) cash from operations. However, we have not yet obtained such financing. In the current challenging financing environment, it may be difficult to obtain secured debt to finance these purchases or raise debt or equity in the capital markets. If we fail to secure financing for the remaining payments due on these five newbuilding VLOCs, we could also lose all or a portion of our deposit money, which as of August 22, 2011 amounted to $89.2 million, and we may incur additional liability and costs.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on The Nasdaq Global Market under the symbol “OCNF” since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

Quoted prices as of July 5, 2011, are prior to our reverse stock split that went effective on July 6, 2011.

2008	High	Low

2008 Annual	26.70	1.87

2009	High	Low

1st Quarter ended March 31, 2009	$5.23	$0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82

2010	High	Low

1st Quarter ended March 31, 2010	$1.05	$0.71
2nd Quarter ended June 30, 2010	1.39	0.46
3rd Quarter ended September 30, 2010	1.41	0.76
4th Quarter ended December 31, 2010	1.12	0.92
2010 Annual	1.41	0.46

Most Recent Six Months	High	Low

February 2011	0.83	0.77
March 2011	0.76	0.64
April 2011	0.69	0.53
May 2011	0.53	0.38
June 2011	0.41	0.31
July 1, 2011 to July 5, 2011	0.36	0.35
July 6, 2011 to July 31, 2011	16.99	5.40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2011. Unless otherwise specified herein, references to “OceanFreight Inc.” or the “Company” or “we” shall include OceanFreight Inc. and its applicable subsidiaries. The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our interim consolidated unaudited financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company’s vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on the Company’s financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 14, 2011.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. We employ our drybulk carriers to reputable charterers pursuant to long-term time charters, other than the M/T Olinda which was employed in a spot pool until May 25, 2011 when it was sold and delivered to its new owners. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market or under index related time charters can generate revenues that are less predictable than fixed rate time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and tanker rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of August 22, 2011, our charters had remaining terms of an average of 39 months.

Furthermore, effective May 2009, we engaged in Forward Freight Agreements (FFA) trading activities. Please see Note 9 to the accompanying interim consolidated unaudited financial statements. As of June 30, 2011, we had no open positions. As of the date of this report we do not have any open positions.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•	Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days.

•	TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

•	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the six-month period ended June 30, 2011.

	Drybulk
	Carriers	Tankers	Fleet

Calendar days	1,229	157	1,386
Voyage days	1,215	138	1,353
Fleet utilization	98.9%	87.9%	97.6%
Time charter equivalent (TCE) daily rate	$21,921	$15,384	$21,254

The following table reflects the calculation of our TCE daily rates for the six-month period ended Jun 30, 2011:

	Drybulk
	Carriers	Tankers	Fleet
	(Dollars in thousands except for
	Daily TCE rate)

Voyage revenues	$28,438	$2,525	$30,963
Voyage expenses	(1,804)	(402)	(2,206)

Time charter equivalent revenues	$26,634	$2,123	$28,757

Total voyage days for fleet	1,215	138	1,353

Daily TCE rate	$21,921	$15,384	$21,254

•	Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•	Voyage and Time Charter Revenue. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	the amount of time that our vessels spend in connection with the maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk and crude oil shipping industries; and

•	other factors affecting spot market charterhire rates for drybulk and tanker vessels.

As of August 22, 2011, we employed our six drybulk carriers under fixed rate time charter contracts, which had a remaining duration of a minimum of 22 months and a maximum of 56 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our interim consolidated unaudited financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel’s acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of our vessels including those under construction may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted projected net operating cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel), over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per Light Weight ton, or LWT, at disposal.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

Acquisition of vessels

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company’s decision to make such acquisition.

Vessels held for sale

It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with Accounting Standards Codification 360, or ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to our interim consolidated unaudited financial statements).

Voyage Revenues

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses and Vessel Operating Expenses

Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, vessel management fees, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Accounting for Financial Instruments

ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, “Fair Value Measurements and Disclosures, which is more fully discussed in Note 9 to the accompanying interim consolidated unaudited financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in earnings.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 7 to the accompanying interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain or loss derived from the change in fair value is separately reflected in the accompanying interim consolidated unaudited statements of operations.

As of June 30, 2011 and the date of this report, we had no open FFA positions.

Segment Disclosures

ASC 280, Segment Reporting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 14 to our interim consolidated unaudited financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements

Please see Note 2 to the accompanying interim consolidated unaudited financial statements included herein for a discussion of new accounting pronouncements, which did not have a material impact on our interim consolidated unaudited financial statements.

Fleet employment profile

Please see the information under “Our Fleet” on page 2 of this report.

RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2011 compared to the Six-Month Period Ended June 30, 2010

Voyage Revenue

Voyage revenues for the first six months of 2011 were $31.0 million, of which, $28.5 million was earned from our drybulk carriers and $2.5 million was earned from our tanker vessel. For the same period of 2010, voyage revenues were $52.8 million of which $36.6 million was earned by our drybulk carriers and $16.2 million from our tanker vessels. The decrease in revenues is mainly due to the sale of M/V Pierre, M/V Augusta, M/V Austin, M/V Trenton, M/T Pink Sands, M/T Tigani, M/T Tamara and M/T Olinda, which resulted in the decrease of voyage days from 2,115 days in the first six months of 2010 to 1,353 days in the same period of 2011. Furthermore, revenues were further adversely affected by the decrease of the charter rate of M/V Topeka.

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first six months of each of 2011 and 2010 amounted to $0 and $1.6 million respectively. Imputed deferred revenue has fully been amortized as of June 30, 2011 as discussed in Note 6 to the accompanying interim consolidated unaudited financial statements.

Voyage Expenses

For each of the first six months of 2011 and 2010, our voyage expenses amounted to $2.2 million and $2.6 million, respectively. Voyage expenses include bunkers cost to our charterers for off-hire, brokerage commissions on revenues and port expenses. The decrease in voyage expense is due to less off hire days.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for the first six months of 2011 were $12.1 million as compared to $21.6 million for the same period in 2010. The decrease is mainly due the sale of the vessels M/V Pierre, M/V Augusta, M/V Austin, M/V Trenton, M/T Pink Sands, M/T Tigani, M/T Tamara and M/T Olinda, which resulted in the decrease of calendar days from 2,220 days in the first six months of 2010 to 1,386 days in the same period of 2011. The decrease was mitigated by the increase in management fees due to the change of the fleet managers resulting in a daily increase from $1,180 per vessel in 2010 to $2,120 per vessel in 2011. The daily operating expenses on a fleet basis for the first six months of 2011 were $8,724 per vessel as compared to $9,708 per vessels for the same period of 2010.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for the first six months of 2011 were $3.9 million as compared to $2.7 million for the same period of 2010. The increase is mainly due to increased share based compensation cost. Although we report our general and administrative expenses in U.S. Dollars, some of these expenses are denominated in other currencies.

Depreciation

Depreciation for the first six months of 2011 amounted to $8.3 million as compared to $13.6 million in the same period of 2010. The decrease in vessel depreciation charges is attributable to the discontinuance of depreciating the M/V Augusta, M/V Austin, M/V Trenton, M/T Pink Sands and M/T Tamara, which were classified as held for sale subsequent to June 30, 2010 due to their contemplated sale. This decrease was mitigated by the depreciation of M/V Montecristo which was acquired in late June 2010 and therefore did not affect the first six months of 2011.

Drydocking

We did not incur any drydocking costs in the first six months of 2011. In the same period of 2010 we incurred scheduled drydocking costs of $1.3 million related to M/V Trenton and M/V Topeka.

Vessel Lives and Impairment:

The carrying value of each of the Company’s vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual useful life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel’s acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company’s vessels including those under construction may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels’ residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

As of June 30, 2011 our impairment analysis did not indicate any impairment loss on our vessels including those under construction.

Vessels held for sale

As of December 31, 2010, vessels held for sale consisted of M/V Augusta, M/T Tamara, M/V Austin, M/V Trenton and M/T Olinda. All vessels were delivered to their new owners in the first and second quarters of 2011. Vessels held for sale are stated at the prices set forth in the relevant memorandum of agreements or fair market values less cost to sell (Levels 1 and 2).

Interest and finance costs

For the first six months of 2011, interest and finance costs amounted to $1.9 million. This amount consists of interest expense of $2.3 million, less capitalized imputed interest of $0.8 million relating to the construction of the three VLOCs, amortization and write-off of financing fees of $0.2 million and other charges of $0.2 million. The interest paid (excluding swap interest) during the period amounted to $2.8 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 6.05% inclusive of margin (see “Quantitative and Qualitative disclosures about Market Risk-Interest Rate Risk” below). For the same period in 2010, interest and finance costs amounted to $3.1 million. The interest paid (excluding swap interest) during the respective period of 2010 amounted to $3.8 million.

Derivative instruments

Interest Rate Swap Agreements:  As of June 30, 2011 and December 31, 2010, the fair values of the derivative contracts amounted to $9.7 million and $11.6 million in liability, respectively. The decrease in fair values of $1.9 million is included in “Loss on interest rate swaps” in the accompanying 2011 interim consolidated unaudited statement of operations. The current portion of the total fair value of $6.3 million (excluding accrued interest of $1.8 million) is included in current liabilities as “Derivative liability”, while the non-current portion of the total fair value of $3.4 million is included in non-current liabilities as “Derivative liability” in the June 30, 2011, interim consolidated unaudited balance sheet.

FFAs:  During the six-month period ended June 30, 2011, we did not engage in any FFA trading transactions. For the same period in 2010, the gain on FFAs amounted to $4.2 million. As of June 30, 2010, we had no open FFA positions.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan and our capital commitments discussed in Note 5 to the accompanying June 30, 2011 interim consolidated unaudited financial statements. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA, the Standby Equity Distribution Agreement, or SEDA, and the equity contribution from Basset Holding Inc. discussed in Note 8 to the accompanying June 30, 2011 interim consolidated unaudited financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 7 to the accompanying June 30, 2011 interim consolidated unaudited financial statements. Under the SEPA, SEDA and the contribution from Basset we issued an aggregate of 3,500,925 (70,018,503 before the second reverse stock split) of our common shares with total net proceeds of $228.1 million. The SEPA and SEDA were terminated on May 21, 2009 and on March 18, 2010, respectively.

As of June 30, 2011, we had an outstanding indebtedness of $142.8 million and our aggregate payments of principal due within one year amounted to $26.5 million. Our credit facility contains a minimum cash requirement of $500,000 per vessel, or $3 million on our current fleet of six vessels, amounts to $3 million.

As of June 30, 2011, our capital commitments in connection with the construction of the five VLOCs were $240.7 million. On February 24, 2011, we signed a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate contract cost for VLOC#1, VLOC#2 and VLOC#3. We intend to partially finance our capital requirements with external bank financing, equity offerings and cash from operations.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the six-month periods ended June 30, 2010 and 2011. The information was derived from our interim consolidated unaudited statements of cash flows and is expressed in thousands of U.S. Dollars.

	2010	2011

Net cash provided by operating activities	$16,433	$5,802
Net cash provided by/(used in) investing activities	(53,299)	68,793
Net cash provided by/(used in) financing activities	11,489	(64,869)

Net Increase/(decrease) in cash and cash equivalents	(25,377)	9,726
Cash and cash equivalents beginning of period	37,272	9,549

Cash and cash equivalents end of period	$11,895	$19,275

Net cash provided by operating activities for the six-month period ended June 30, 2011, was $5.8 million as compared to cash provided by operating activities of $16.4 million in the same period of 2010. Substantially all our cash from operating activities is from revenues generated under our charter agreements. Income from operating activities , excluding non cash items, in 2011 was $9.1 million as compared to $14.1 million in 2010 due to the to the sale of the M/V Augusta, M/V Trenton, M/V Austin, M/T Pink Sands, M/T Tigani and M/T Tamara.

Net cash provided by investing activities for the six-month period ended June 30, 2011 was $68.8 million which includes proceeds from the sale of vessels of $85.0 million and costs in connection with the construction of the three VLOCs of $16.3 million. Net cash used in investing activities for the six-month period ended June 30, 2010 was $53.3 million which includes costs in connection with the construction of the VLOC#1, VLOC#2 and VLOC#3 of $46.6 million, payment for the acquisition of M/V Montecristo of $40.2 million and and net proceeds from the sale of M/V Pierre and M/V Tigani of $33.5 million.

Net cash used in financing activities for the six-month period ended June 30, 2011 was $64.9 million. During the six-month period ended June 30, 2011, we (a) paid the installments due under our senior secured credit facility of $15.5 million, (b) repaid $51.4 million of our senior secured credit facility due to the sale of the vessels M/V Augusta, M/T Tamara, M/V Austin, M/V Trenton and M/T Olinda, (c) decreased restricted cash by $2.5 million due to the sale of the above vessels and (d) paid financing costs of $0.4 million. Net cash provided by financing activities for the six-month period ended June 30, 2010 was $11.5 million. During the six-month period ended June 30, 2010, we (a) generated $19.1 million from the sale of common shares pursuant to our SEDA and $20.0 million from the capital contribution of Basset Holding Inc., (b) paid the installments due under our senior secured credit facility of $21.3 million, (c) prepaid the outstanding loan balance of M/T Tigani of $8.6 million due to its sale, (d) decreased restricted cash by $2.6 million and (e) paid financing costs of $0.3 million.

Adjusted EBITDA

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and excludes loss on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness.

EBITDA and adjusted EBITDA are non-GAAP measures and have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a principal indicator of OceanFreight’s performance.

The following table reconciles net cash provided by operating activities to adjusted EBITDA for the six-month periods ended June 30, 2010 and 2011:

	2010	2011
	(Dollars in thousands)

Net cash provided by operating activities	$16,433	$5,802
Net increase/(decrease) in current assets, excluding cash and cash equivalents and vessel held for sale	6,155	(6,966)
Net (increase)/decrease in current liabilities, excluding derivative liability, current portion of long term debt and current portion of imputed deferred revenue	(8,543)	10,293
Net interest expense(*)	7,260	5,314
Amortization of deferred financing costs included in Net Interest expense	(292)	(239)

Adjusted EBITDA	$21,013	$14,204

(*)	Net interest expense includes the realized loss of interest rate swaps included in “Loss on interest rate swaps” in the interim consolidated unaudited statements of operations.

Working Capital Position

On June 30, 2011, our current assets totaled $24.2 million while current liabilities totaled $43.5 million, resulting in negative working capital position of $19.3 million. We believe we will generate sufficient cash and secure the necessary financing during the next 12 months to make the required principal and interest payment on our indebtedness, our commitments under the shipbuilding contracts, provide for our normal working capital requirements and remain in a positive cash position for at least one year after June 30, 2011.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 30.8% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At June 30, 2011, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

Inflation does not have significant impact on vessel operating or other expenses. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our senior secured credit facility we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at June 30, 2011 that are sensitive to changes in interest rates. See Notes 7 and 9 to the accompanying interim consolidated unaudited financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected Maturity Date
	2012	2013
	(In thousands of U.S. Dollars except for percentages)

Long-term debt(1)
Repayment amount	26,524	116,319
Variable interest rate	0.39%	0.89%
Average interest rate	3.55%	3.55%
Interest rate derivatives(2)
Swap notional amount	197,136	165,937
Average pay rate	3.55%	3.55%
Average receive rate	0.39%	0.89%

(1)	See note 7 to our interim consolidated unaudited financial statements.

(2)	On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million ($218.3 million as of June 30, 2011), decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Contractual obligations:

The following table sets forth our contractual obligations and their maturity date going forward as of June 30, 2011 on a calendar year-end basis:

	Within	One to	Three to	More than
	One Year	Three Years	Five Years	Five Years	Total
		(In thousands of U.S. Dollars)

Long term debt(1)	$13,262	$53,048	$76,533	$—	$142,843
Vessels under construction(2)	26,370	214,350	—	—	240,720
Management fees	2,383	14,912	12,609	—	29,904
Office lease(3)	8	34	34	—	76

Total	$42,023	$282,344	$89,176	$—	$413,543

(1)	As further discussed in the June 30, 2011 accompanying interim consolidated unaudited financial statements the outstanding balance of our long-term debt at June 30, 2011, was $142.8 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(2)	As further discussed in the accompanying June 30, 2011, interim consolidated unaudited financial statements on March 4, 2010, we entered into three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the construction of three VLOCs for an aggregate contract price of $204.3 million. On April 1, 2011, we entered into additional agreements to purchase, through the acquisition of their owning companies, two additional VLOCs under construction at China Shipbuilding Trading Company Limited for an aggregate contract price of $118.8 million. These vessels are scheduled for delivery in the first, second and fourth quarters of 2012 and first quarter of 2013.

(3)	As further explained in our June 30, 2011 interim consolidated unaudited financial statements, the two lease agreements for our office facilities in Athens expired on December 31, 2010. On January 1, 2011 we entered into a new lease agreement for the current office space with a family member of Mr. George Economou, which expires on December 31, 2015.

OCEANFREIGHT INC.

OCEANFREIGHT INC.

Consolidated Balance Sheets
December 31, 2010 and June 30, 2011 (Unaudited)

	2010	2011
	(Unaudited)
	(Expressed in thousands of U.S. Dollars — except for share and per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,549	$19,275
Receivables	3,168	732
Inventories	838	544
Prepayments and other current assets	7,925	3,686
Vessels held for sale	88,274	—

Total current assets	109,754	24,237

FIXED ASSETS, NET:
Vessels under construction	46,618	87,438
Vessels, net of accumulated depreciation of $32,284 and $40,418, respectively	311,144	303,010
Other, net of accumulated depreciation of $382 and $501, respectively	597	478

Total fixed assets, net	358,359	390,926

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $2,916 and $3,155, respectively	1,102	1,303
Restricted cash	5,511	3,011
Other non-current assets	4,137	4,140

Total assets	$478,863	$423,617

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$82,331	$26,524
Accounts payable	2,161	1,986
Due to related parties	1,867	152
Accrued liabilities	16,693	7,377
Unearned revenue	1,532	1,174
Derivative liability, current portion	6,727	6,326

Total current liabilities	111,311	43,539

NON-CURRENT LIABILITIES
Derivative liability, net of current portion	4,875	3,361
Long-term debt, net of current portion	127,441	116,319

Total non-current liabilities	132,316	119,680

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	—	—
Common shares, par value $0.01; 333,333,333 shares authorized, 4,163,333 and 5,946,182 shares issued and outstanding at December 31, 2010 and June 30, 2011, respectively	42	60
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none issued	—	—
Additional paid-in capital	500,549	526,574
Accumulated deficit	(265,355)	(266,236)

Total stockholders’ equity	235,236	260,398

Total liabilities and stockholders’ equity	$478,863	$423,617

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.

Consolidated Unaudited Statements of Operations
For the six-month periods ended June 30, 2010 and 2011

	2010	2011
	(Expressed in thousands of U.S. Dollars — except for share and per share data)

REVENUES:
Voyage revenue	$52,819	$30,963
Loss on forward freight agreements	(4,218)	—
Imputed deferred revenue	1,558	—

	50,159	30,963
EXPENSES:
Voyage expenses	(2,616)	(2,206)
Vessels’ operating expenses	(21,551)	(12,091)
General and administrative expenses	(2,687)	(3,903)
Survey and dry-docking costs	(1,336)	—
Depreciation	(13,581)	(8,253)
Gain/(loss) on sale of vessels and vessels held for sale	2,476	(1,993)

Operating income	10,864	2,517

OTHER INCOME (EXPENSES):
Interest income	110	230
Interest and finance costs	(3,086)	(1,888)
Loss on interest rate swaps	(6,671)	(1,740)

Total other expenses, net	(9,647)	(3,398)

Net income/(loss)	$1,217	$(881)

Earnings/(loss) per common share, basic and diluted	$0.4	$(0.18)

Weighted average number of common shares, basic and diluted	3,155,041	4,951,336

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.

Consolidated Unaudited Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2010 and 2011

	Comprehensive	Common Shares		Additional	Accumulated
	Income/(Loss)	# of	Par	Paid-in Capital	Deficit	Total
		Shares	Value
	(Expressed in thousands of U.S. Dollars — except for share and per share data)

BALANCE, December 31, 2009		2,640,833	$26	$460,315	$(203,730)	$256,611
— Net income	$1,217	—	—	—	1,217	1,217
— Proceeds from equity offerings, net of related expenses	—	335,833	3	19,102	—	19,105
— Stock based compensation expense	—	53,333	1	484	—	485
— Equity contribution, net of related expenses	—	833,334	8	19,945	—	19,953

— Comprehensive income	$1,217	—	—	—	—	—

BALANCE, June 30, 2010		3,863,333	$38	$499,846	$(202,513)	$297,371

BALANCE, December 31, 2010		4,163,333	$42	$500,549	$(265,355)	$235,236
— Net loss	$(881)	—	—	—	(881)	(881)
— Issuance of shares for acquisition of subsidiaries	—	1,782,849	18	24,585	—	24,603
— Stock based compensation expense	—	—	—	1,440	—	1,440

— Comprehensive loss	$(881)

BALANCE, June 30, 2011		5,946,182	$60	$526,574	$(266,236)	$260,398

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.

Consolidated Unaudited Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2011

	2010	2011
	(Expressed in thousands of U.S. Dollars)

Cash Flows from Operating Activities:
Net income/(loss):	$1,217	$(881)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	13,581	8,253
Amortization of financing costs	292	239
Amortization of imputed deferred revenue	(1,558)	—
Amortization of stock based compensation	485	1,440
(Gain)/loss on sale of vessels and vessels held for sale	(2,476)	1,993
(Gain)/loss on derivative instruments	2,504	(1,915)
(Increase)/Decrease in
Receivables	(592)	2,436
Inventories	178	294
Prepayments and other	(4,839)	4,239
Other assets	(902)	(3)
Increase/(Decrease) in
Accounts payable	8,470	(175)
Due to related parties	547	(1,715)
Accrued liabilities	90	(8,045)
Unearned revenue	(564)	(358)

Net Cash provided by Operating Activities	16,433	5,802

Cash Flows from Investing Activities:
Advances for vessels under construction and other related costs	(46,623)	(16,217)
Advances for vessel acquisition	(40,166)	—
Proceeds from sale of vessels	33,490	85,010

Net Cash provided by/(used in) Investing Activities	(53,299)	68,793

Cash Flows from Financing Activities:
Proceeds from equity offerings and contribution, net of related expenses	39,058	—
Repayment of long term debt	(21,351)	(15,496)
Prepayment of long term debt	(8,562)	(51,433)
Restricted cash	2,594	2,500
Payment of financing costs	(250)	(440)

Net Cash provided by/(used in) Financing Activities	11,489	(64,869)

Net increase/(decrease) in cash and cash equivalents	(25,377)	9,726
Cash and cash equivalents at beginning of period	37,272	9,549

Cash and cash equivalents at end of period	$11,895	$19,275

SUPPLEMENTAL CASH FLOW INFORMATION
Cash financing activities:
Cash paid during the period for interest, net of amounts capitalized	$2,818	$1,987

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars,
except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying interim consolidated unaudited financial statements include the accounts of OceanFreight Inc. (“OceanFreight”) and its wholly owned subsidiaries (collectively, the “Company”). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company’s common shares are listed on the Nasdaq Global Market under the symbol “OCNF”.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in forward freight agreements (FFA) trading activities.

On June 15, 2010, the technical and commercial management of the drybulk and the tanker fleets as well as the supervision of the construction of the five newbuildings Very Large Ore Carriers (VLOCs) were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, both related technical and commercial management companies (Note 3). Until June 15, 2010, the technical and commercial management of the Company’s fleet was contracted under separate management agreements to Cardiff Marine Inc. (“Cardiff”), a related technical and commercial management company (Note 3).

On June 15, 2011, the Company’s stockholders approved a 20:1 reverse stock split, pursuant to which every twenty shares, of the Company’s common stock issued and outstanding were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the NASDAQ Stock Market on July 6, 2011 and reduced the number of the then issued and outstanding common shares from 118,823,797 common shares to 5,946,182 common shares. Accordingly, all share and per share amounts have been retroactively restated to reflect the above changes in capital structure discussed in Note 8(f).

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010 included in the Company’s Annual Report on Form 20-F filed with the Securities Exchange and Commission on April 14, 2011. These interim consolidated unaudited financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

As of June 30, 2011, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries:

		Deadweight
		Tonnage
Company Name	Vessel Name	(in metric tons)	Year Built	Acquisition Date

Subsidiaries established in the Republic of Marshall Islands
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc	M/V Montecristo	180,263	2005	June 28, 2010
Amazon Owning Company Limited	New Building VLOC#4
Pasifai Owning Company Limited	New Building VLOC#5
Oceanview Owners Limited(i)
Oceansurf Owners Limited(i)
Oceancentury Owners Limited(i)
Freightwise Investment Ltd.(ii)

Companies with vessels sold

Oceanstrength Owners Limited	(owner of M/V Lansing sold on July 1, 2009)
Oceanprime Owners Limited	(owner of M/V Richmond sold on September 30, 2009)
Oceanresources Owners Limited	(owner of M/V Juneau sold on October 23, 2009)
Oceanwealth Owners Limited	(owner of M/V Pierre sold on April 14, 2010)
Ocean Faith Owners Inc.	(owner of M/T Tigani sold on May 4, 2010)
Oceanclarity Owners Limited	(owner of M/T Pink Sands sold on November 4, 2010)
Kifissia Star Owners Inc.	(owner of M/V Augusta sold on January 6, 2011)
Ocean Blue Spirit Owners Inc.	(owner of M/T Tamara sold on January 13, 2011)
Oceanventure Owners Limited	(owner of M/V Austin sold on March 10, 2011)
Oceanship Owners Limited	(owner of M/V Trenton sold on March 11, 2011)
Oceanfighter Owners Inc.	(owner of M/T Olinda sold on May 25, 2011)

Subsidiaries established in the Republic of Liberia
Oceancentury Owners Limited	New Building VLOC#1
Oceansurf Owners Limited	New Building VLOC#2
Oceanview Owners Limited	New Building VLOC#3

(i)	Subsidiaries established for Company’s general purposes.

(ii)	Freightwise Investment Ltd. was established in 2009 to engage in FFA trading activities (Note 9).

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

For the six-month periods ended June 30, 2010 and 2011 the following charterers accounted for 10% or more of the Company’s revenues as follows:

	%		Reportable
Charterer	2010	2011	Segment (Note 14)

A	38	79	Drybulk
B	16	—	Drybulk

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010. There have been no material changes to these policies in the six-month period ended June 30, 2011, except for the following:

Acquisition of vessels:  When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company’s decision to make such acquisition.

New Accounting Pronouncement:  In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220)”.The amendments in this Update require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures.

3.	Transactions with Related Parties:

(a) TMS Dry Ltd. and TMS Tankers Ltd.:  Following the termination of the management agreements with Cardiff discussed in Note 3(b), the Company, effective June 15, 2010, contracted the technical and commercial management of its drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd. (the “Managers”), respectively. Both companies are beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is also the sister of Mr. George Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.

The Managers are engaged under separate vessel management agreements directly by the Company’s respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, covering also superintendent’s fee per vessel plus expenses for any services performed relating to evaluation of the vessel’s physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreement is terminated for any reason other than Managers’ default, the Company will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA).

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

The Managers are also entitled to a daily management fee per vessel of €1,500 ($2.1) and €1,700 ($2.4) for the drybulk carriers and tanker vessels, respectively. The Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents’ fee of €500 ($0.7) per day (c) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the Managers. The U.S. $ figures above are based on the exchange rate at June 30, 2011. Furthermore, the Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of June 30, 2011, the Company had made a security payment of $4,140, representing managed vessels’ estimated operating expenses and management fees for three months which will be settled when the agreements terminate; however, in case of a change of control of the Company the amount of the security related to management fees is not refundable. The security payments to TMS Dry Ltd. have been classified under “Other non-current assets” in the accompanying 2011 interim consolidated unaudited balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the six month period ended June 30, 2011 are as follows:

	TMS	TMS Tankers
Nature of Charge	Dry Ltd	Ltd.	Included in

Management fees	$2,566	$372	Vessels’ operating expenses — Statement of Operations
Commission on charterhire agreements	355	31	Voyage expenses — Statement of Operations
Supervision fee on vessels under construction	1,922	—	Vessels under construction — Balance Sheet

At June 30, 2011, $127 and $25 is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in “Due to related parties” in the accompanying 2011 interim consolidated unaudited balance sheet. In addition as at June 30, 2011, $979 and $529 were due to TMS Dry Ltd. and due from TMS Tankers Ltd., respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in “Accounts payable” and “Prepayments and other current assets”, respectively, in the accompanying 2011 interim consolidated unaudited balance sheet.

(b) Cardiff Marine Inc. (“Cardiff”):  Until June 15, 2010, the Company used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of its fleet. The issued and outstanding capital stock of Cardiff is beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company’s CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. George Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company’s respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1.1) and €870 ($1.3) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by Cardiff, (3) a commission of 1.25% of charter hire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($37.9) per quarter and (5) a fee of €527 ($0.7) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. $ figures above are based on the exchange rate at June 30, 2011. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. The Company was also reimbursing Cardiff for any out-of-pocket expenses at cost plus 10%.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

In May 2009, the Company entered into a FFA service agreement with Cardiff, which was terminated on June 15, 2010, whereby Cardiff was entitled to a 0.15% brokerage commission on the Company’s FFA trading transactions.

Furthermore, based on the management agreements with Cardiff, the Company, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels’ estimated operating expenses and management fees for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to the Company in September 2010.

The fees charged by Cardiff during the six month period ended June 30, 2010 are as follows:

Nature of Charge	2010	Included in

Management fees	$2,281	Vessels’ operating expenses - Statement of Operations
Commission on charterhire agreements	443	Voyage expenses — Statement of Operations
Commission on FFA trading	30	Loss on forward freight agreements — Statement of Operations
Commissions on vessels under construction	450	Vessels under construction — Balance Sheet
Commission on sale of vessel	28	Gain/(loss) on sale of vessels and vessels held for sale — Statement of Operations
Mark up upon reimbursement of out of pocket expenses	1	General and administrative expenses — Statement of Operations

At December 31, 2010 and June 30 2011, $279 and $690, respectively were due to Cardiff, relating to the operations of the vessels under Cardiff’s management and are included in “Accounts Payable” in the accompanying interim consolidated unaudited balance sheets.

(c) Vivid Finance Limited (“Vivid”):  On August 13, 2010, the Company entered into a consultancy agreement (the “Agreement”) with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as the Company’s financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) raise of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) renegotiation of existing loans and credit facilities. In consideration of these services the Company will pay Vivid a fee of 0.20% on the total transaction amount.

The agreement has duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a “Change of Control” Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the “Change of Control”.

(d) Tri-Ocean Heidmar Tankers LLC (“Tri-Ocean Heidmar”):  On October 17, 2008, the M/T Tamara, concurrently with its delivery commenced its time charter employment with Tri-Ocean Heidmar for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel was redelivered on November 6, 2010. At December 31, 2010 and June 30, 2011, $998 and $68, respectively, included in “Accounts Payable” and $123 and nil, respectively, included in “Accrued Liabilities” in the accompanying December 31, 2010 and June 30, 2011, consolidated balance sheets are due to the Tri-Ocean Heidmar.

(e) Blue Fin Tankers Inc. pool (“Blue Fin”):  On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

allocated part of the pool’s revenues and voyage expenses on a time charter basis in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. The vessel was redelivered from the Pool on May 16, 2011 due to its sale on May 25, 2011. As of December 31, 2010 and June 30, 2011, the Company had a receivable from the pool, including advances made to the pool for working capital purposes of $2,198 (of which $63 is included in “Receivables” and $2,135 is included in “Prepayments and other current assets”) and $1,110 included in “Prepayments and other current assets”), respectively, in the accompanying consolidated balance sheets. The revenue of M/T Olinda derived from the pool amounted to $4,379 and $2,417 for the six month periods ended June 30, 2010 and 2011, respectively and is included in “Voyage revenue” in the accompanying interim consolidated unaudited statements of operations.

(f) Sigma Tanker Pool (“Sigma”):  On December 22, 2009 and November 6, 2010, the M/T Tigani and the M/T Tamara were both employed in the Sigma Tankers Inc. pool for a minimum period of twelve months each. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessels, as pool participants, are allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessels were redelivered from the pool on April 28, 2010 and January 6, 2011, due to their sale on May 4, 2010 and January 13, 2011, respectively. As of December 31, 2010 and June 30, 2011, the Company had a receivable from and a payable to the pool of $1,480 and $64, respectively, which is included in “Receivables” and “Accounts payable”, respectively in the accompanying consolidated balance sheets. The revenue of the M/T Tigani and the M/T Tamara derived from the pool for 2010 amounted to $1,990 and nil, respectively and for 2011 amounted to $54 for each vessel, and is included in “Voyage revenue” in the accompanying interim consolidated unaudited statements of operations.

(g) Lease agreement:  The Company had leased an office space in Athens, Greece from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and an option for the Company to extend it for a further six months. The monthly rental amounted to Euro 680 ($1.0 at the June 30, 2011 exchange rate). This agreement was terminated on December 31, 2010. The rent charged for the six-month period ended June 30, 2010 amounted to $5.4 and is included in “General and Administrative expenses” in the accompanying interim consolidated unaudited statements of operations.

On January 1, 2011, the Company leased an office space in Athens, Greece, from a family member of Mr. George Economou. The lease has duration of five years. The monthly rental for the first two years amounts to Euro 1,000 ($1.44 at the June 30, 2011 exchange rate) and thereafter is annually adjusted based on the annual inflation rate announced by the Greek State The rent charged for the six-month period ended June 30 2011 amounted to $8.4 and is included in “General and Administrative expenses” in the accompanying interim consolidated unaudited statements of operations.

(h) Capital infusion:  On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20,000 in exchange for approximately 833,334 (50,000,000 before the reverse stock splits at a price of $0.40 per share) of the Company’s common shares (Note 8(e)).

(i) Steel Wheel Investments Limited:  Under an agreement between the Company and Steel Wheel Investments Limited (“Steel Wheel”), a company controlled by the Company’s Chief Executive Officer, Steel Wheel provides consulting services to the Company in connection with the duties of the Chief Executive Officer of the Company for an annual fee plus a discretional cash bonus as approved by the Compensation Committee. Such fees and bonuses for the six-month periods ended June 30, 2010 and 2011 amounted to $591 and $662 respectively and are included in “General and administrative expenses” in the accompanying consolidated statements of operations. Furthermore, as further discussed in Note 10, certain compensation in stock was granted to Steel Wheel.

(j) Haywood Finance Limited:  On April 1, 2011 (“the acquisition date”), the Company entered into two Share Purchase Agreements (“SPAs”) with Haywood Finance Limited (“Haywood” or “the seller”), a company controlled by the Company’s Chief Executive Officer, for the acquisition of 100% of the share capital of Amazon

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

Shareholders Limited (“Amazon”), the direct owner of all the outstanding shares of Amazon Owning Company Limited owner of one VLOC (206,000 dwt) under construction (Hull 1239) and Pasifai Shareholders Limited (“Pasifai”), the direct owner of all the outstanding shares of Pasifai Owning Company Limited, owner of one VLOC (206,000 dwt) under construction (Hull 1240), in exchange of 1,782,849 of Company’s common shares (35,657,142 before the second reverse stock split).

Following the issuance of shares mentioned above the Company’s Chief Executive Officer’s shareholding in the Company’s common stock increased to 50.5% (30%, 14.6% and 5.9% through Haywood Finance Limited, Basset Holdings Inc. and Steel Wheel Investments Limited, respectively).

On the acquisition date, the advances paid to the yard in respect of the two VLOCs under construction amounted to $23,760 (representing 20% of the total contract cost of $118,800 (Note 5)), while the combined net assets of the entities acquired amounted to $24,242. The fair value of the shares issued on the acquisition date was estimated as $24,603 based on the market closing price of the Company’s shares of $0,69 (Level 1 input) as of April, 1, 2011. In determining the appropriateness of the fair value of the shares issued in connection with the aforementioned acquisition, the Company considered the fair value of the two VLOCs under construction based on independent broker’s valuations (Level 2 inputs) amounting to $24,800 (representing 20% of the total contract fair value of $124,000).

The difference between the net assets of the entities acquired ($24,242) and the fair value of the shares issued ($24,603) amounted to $361 and is included as an addition to the cost of vessels under construction in the accompanying interim consolidated unaudited balance sheet as of June 30, 2011, in accordance with the Accounting Standards Codification (“ASC”) 805-50-30 “Business Combinations, Acquisition of Assets rather than a Business”.

4.	Vessels held for sale:

As of December 31, 2010, vessels held for sale consisted of the M/T Olinda, the M/T Tamara, the M/V Augusta, the M/V Austin and the M/V Trenton. The M/V Augusta was delivered to its new owners on January 6, 2011, the M/T Tamara on January 13, 2011, the M/V Austin on March 10, 2011, the M/V Trenton on March 11, 2011 and the M/T Olinda on May 25, 2011.

5.	Vessels under construction:

On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Capesize Very Large Ore Carriers (“VLOC”) with a dwt of 206,000 tons each at a total contract price of $204,300. The vessels are scheduled for delivery in the first, second and fourth quarters of 2012. The construction has been partially financed by the Standby Equity Distribution Agreement (“SEDA”) proceeds (Note 8(b)). Upon delivery the vessels are scheduled to commence fixed rate employment as follows:

•	the first vessel at a gross daily hire rate of $25 for a minimum period of three years;

•	the second vessel at a gross daily hire rate of $23 for a minimum period of five years. The time charter agreement also provides for 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $23 and $40 per day; and

•	the third vessel at a gross daily hire rate of $21.5 for a period of seven years. The time charter agreement also provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $21.5 and $38 per day.

On February 24, 2011, the Company accepted a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate contract cost of the three VLOCs discussed above

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

On April 1, 2011, the Company entered into two agreements to purchase two VLOC vessels under construction of 206,000 DWT each, through the acquisition of the shares of Amazon and Pasifai, the relevant owning companies, from Haywood in exchange for an aggregate of 1,782,849 (35,657,142 common shares before the second reverse stock split) common shares of the Company. The shipbuilding contracts are with China Shipbuilding Trading Company and total contract price for both vessels is $118,800 (Note 3(j)). The vessels are scheduled for delivery in the fourth quarter of 2012 and the first quarter of 2013.

As of June 30, 2011, the amounts paid to the yard, as provided in the shipbuilding agreements, amounted to $82,380, which together with other related costs of $5,058, including commissions and supervision cost of $450 and $2,324, respectively paid to Cardiff and TMS Dry Ltd (Note 3), are included in “Vessels under construction” in the accompanying June 30, 2011 interim consolidated unaudited balance sheet. As of June 30, 2011, the total outstanding yard payments amount to $240.7 million (Note 12).

6.	Vessels, Net:

The amount in the accompanying June 30, 2011 interim consolidated unaudited balance sheet is analyzed as follows:

		Accumulated	Net Book
	Cost	Depreciation	Value

Balance December 31, 2010	$343,428	$(32,284)	$311,144

Additions	—	(8,134)	(8,134)

Balance June 30, 2011	$343,428	$(40,418)	$303,010

The memoranda of agreement associated with the acquisition of vessels, M/V Austin, M/V Pierre, M/V Trenton and M/V Topeka in 2007 stipulated that the vessels were delivered to the Company with their current charter parties expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent that each vessel’s capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels’ purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the six-month periods ended June 30, 2010 and 2011 amounted to $1,558 and nil, respectively and is separately reflected in the accompanying interim consolidated unaudited statements of operations. As of June 30, 2011, the imputed deferred revenue was fully amortized.

All the Company’s vessels, except for the five new-building VLOCs discussed in Note 5, have been pledged as collateral to secure the bank loans discussed in Note 7.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

As of June 30, 2011, the vessels were operating under time charters, the last of which expires in May 2018. Contracts with expected duration in excess of one year as of June 30, 2011, were as follows:

	Daily Time Charter
	Gross Rate
Vessel Name	(in U.S. Dollars)	Estimated Expiration of Charter*

Drybulk Carriers
M/V Robusto	$26,000	August 2014 — March 2018
M/V Cohiba	$26,250	October 2014 — May 2018
M/V Partagas	$27,500	July 2012 — December 2012
M/V Montecristo	$23,500	May 2014 — January 2018
M/V Topeka	$15,000	January 2012 — April 2013
M/V Helena	$32,000	May 2012 — October 2016

*	The Estimated Expiration of Charter provides the estimated latest redelivery dates presented above at the end of any redelivery optional periods.

7.	Long-term Debt:

As of June 30, 2011, the Company’s long-term debt totaled $142,843 ($209,772 as of December 31, 2010) relating to a credit facility with Nordea Bank Norge ASA (“Facility” or “Nordea Credit Facility”) and a term loan with DVB Bank SE (“loan” or “DVB loan”) which was fully repaid on January 5, 2011.

Credit Facility with Nordea Bank Norge ASA

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA (“Nordea”) for a $325,000 Senior Secured Credit Facility for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. On January 9, 2009, the Company entered into an amendatory agreement to the Nordea credit facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company’s vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver was effective from the date the breach occurred, which was December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company’s fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel’s sale or insurance proceeds from a vessel’s loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company’s DVB loan, described below, be not less than (a) 90% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers’ credit for M/T Tigani and M/T Tamara acquisition only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

weighted average age of the vessels (weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the amendatory agreement to the Nordea Credit Facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively.

The amended Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin.

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000 to partially finance the acquisition of vessels and for working capital purposes. As of June 30, 2011, following the mandatory prepayment of $31,803 due to the sale of M/V Augusta, M/V Austin, M/V Trenton and M/T Olinda (Note 4), the balance of Tranche A of $94,599 will be reduced or repaid in eight semi-annual equal installments in the amount of $8,130 each and a balloon installment in an amount of $29,559.

Tranche B is a Term Loan Facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of June 30, 2011, following the mandatory prepayment of $15,224 due to the sale of M/V Augusta, M/V Austin, M/V Trenton and M/T Olinda (Note 4), the balance of Tranche B of $48,244 is repayable in nine equal consecutive semi-annual installments in the amount of $5,132 each and a balloon installment in the amount of $2,056.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

Term Loan with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE (“DVB”) for a new secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8,562 was made, which proportionally reduced the then outstanding loan installments. On December 17, 2010, the Company signed a Memorandum of Agreement for the sale of M/T Tamara. The vessel was delivered to its new owners on January 13, 2011. The balance of the loan at December 31, 2010 of $4,406 was fully repaid following the sale of M/T Tamara.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

The principal payments required to be made after June 30, 2011 for the long-term debt discussed above are as follows:

	Nordea	Nordea
Year Ending December 31,	Tranche A	Tranche B	Total

2011	8,130	5,132	13,262
2012	16,259	10,265	26,524
2013	16,259	10,265	26,524
2014	16,259	10,265	26,524
2015	37,692	12,317	50,009

	$94,599	$48,244	$142,843

Total interest expense on long-term debt for the six-month periods ended June 30, 2010 and 2011 amounted to $3,536 and $2,341, respectively, and is included in “Interest and finance costs” (Note 13) in the accompanying interim consolidated unaudited statements of operations. The Company’s weighted average interest rates (including the margin) for the six-month periods ended June 30, 2010 and 2011 were 2.82% and 2.80%, respectively.

8.	Common Stock and Additional Paid-In Capital:

(a) Stockholders’ Rights Agreement:  On April 17, 2008, the Company approved a Stockholders’ Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company’s common stock or (2) the 10th business day (or such later date as determined by the Company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company’s common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the Company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the Company’s common stock then each holder of a Right (except an Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company’s common stock and before that Acquiring Person acquires more than 50% of the Company’s outstanding common stock, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one share of the Company’s common stock. The Company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company’s common stock, or the expiration date. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

Under the Amended and Restated Stockholders Rights Agreement effective May 26, 2010, the purchase by Basset Holdings Inc. (“Basset”), a company controlled by Mr. Anthony Kandylidis, the Company’s CEO, of shares of the Company’s Common Stock directly from the Company in a transaction approved by the Company’s Board of Directors in May 2010, shall not cause Basset Holdings Inc., or any beneficial owner or Affiliate or Associate thereof, to be considered an “Acquiring Person”; provided, however, that should Basset or any Affiliate or Associate

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

of Basset thereafter acquire additional shares of Common Stock constituting 1% or more of the Company’s Common Stock then outstanding, and thereby beneficially own 20% or more of the Company’s Common Stock then outstanding, other than by reason of an equity incentive award issued to Basset or such Affiliate or Associate by the Company’s Board of Directors or a duly constituted committee thereof, then such Person shall be deemed an “Acquiring Person” for purposes of this Agreement.

On April 8, 2011, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Haywood would not fall within the definition of “Acquiring Person” under the agreement.

(b) Standby Equity Distribution Agreement — (“SEDA”):  On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company’s common shares to YA Global. The SEDA commenced on September 28, 2009 and terminated on March 18, 2010. YA Global was entitled to receive a discount equal to 1.5%. As of December 31, 2009, 1,134,258 (68,055,508 before the two reverse stock splits) common shares had been sold with net proceeds amounting to $78,970. During the period from January 1, 2010 to March 18, 2010, 335,883 (20,150,000 before the two reverse stock splits) common shares were sold with net proceeds of $19,257. During the period from the commencement of the offering on September 28, 2009 to the termination of the offering on March 18, 2010, the Company sold 1,470,092 (88,205,508 before the two reverse stock splits) common shares with net proceeds amounting to $98,227 and YA Global received a discount equal to 1.5% of the gross proceeds or $1,496.

(c) Shelf Registration Statement:  On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(d) Equity Incentive Plan — (“2010 Equity Incentive Plan”):  On January 14, 2010, the Company’s Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 500,000 (30,000,000 before the two reverse stock splits) common shares were reserved for issuance. On January 18, 2010, the Company’s Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 50,000 (3,000,000 before the two reverse stock splits) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer and 3,333 (200,000 before the two reverse stock splits) common shares were awarded to the Company’s Directors and officers. On December 17, 2010, the Company’s Board of Directors approved in all respects the resolutions of the meetings of the Compensation Committee held on December 17, 2010, pursuant to which 300,000 (6,000,000 before the second reverse stock split) were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer.

(e) Equity Infusion:  On May 25, 2010, the Company’s Board of Directors approved an equity infusion of $20,000 by Basset Holdings Inc. (“Basset”), a company controlled by Mr. Anthony Kandylidis the Company’s CEO, in order to fund the Company’s capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20,000 in exchange for approximately 833,333 (50,000,000 before the two reverse stock splits at a price of $0.40 per share) of the Company’s common shares. In determining the fair value of the shares to be issued in connection with the equity infusion, the Company used multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation and (c) net asset value method. The Company considered the results of such analyses, together with: (1) the importance of the equity infusion, (2) the size of the equity infusion versus the limited market liquidity, and (3) the opportunity cost of the capital contribution for other similar investment opportunities. Given the specific circumstances of the equity infusion, the results of the analysis and the factors described above, the Company approved the equity infusion of $20,000 in exchange of approximately 833,333 (50,000,000 before the two reverse stock splits effect) of the Company’s common shares at a price of $0.40 per share before the reverse stock split effect.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

On May 26, 2010, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Basset would not fall within the definition of “Acquiring Person” under the agreement.

(f) Share Price and Reverse Stock Split:  Under the rules of the Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event the Company does not regain compliance within the period of 180 days, its securities will be subject to delisting. In addition if the market price of the common shares remains below $5.00 per share, under stock exchange rules, the Company’s shareholders will not be able to use such shares as collateral for borrowing in margin accounts. The Company’s stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from the Nasdaq Stock Market that it was not in compliance with the minimum bid price rule. In order for the Company to regain compliance, its Board of Directors proposed a 3:1 reverse stock split, which automatically converted three current shares of the Company’s class A common shares into one new share of common stock. The reverse stock split was approved by the Company’s shareholders at the Annual General Meeting held on June 10, 2010. The reverse stock split took effect on June 17, 2010 and accordingly, the Company’s authorized Class A common stock was converted to 333,333,333 shares, and the then issued and outstanding common stock of 231,800,001 common shares was converted to 77,266,655 common shares. Following the reverse stock split the Company’s stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on August 6, 2010, the Company received notice from the Nasdaq Stock market that it had regained compliance with the minimum bid price requirement and the compliance matter was closed.

The Company on January 25, 2011, received again notice from the Nasdaq Stock Market that it was not in compliance with the minimum bid price rule. Accordingly, as explained above the Company must regain compliance within a period of 180 days. In order for the Company to regain compliance, its Board of Directors proposed a 20:1 reverse stock split of the Company’s issued and outstanding shares of class A common stock, which automatically converted 20 current shares of the Company’s class A common shares into one new share of common stock. The reverse stock split was approved by the Company’s shareholders at the Annual General Meeting held on June 15, 2011. The reverse stock split took effect on July 6, 2011 and accordingly, the then Company’s then issued and outstanding common stock of 118,823,797 common shares was converted to 5,946,182 common shares, with the Company’s authorized Class A common stock remaining unchanged. Following the reverse stock split the Company’s stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on July 20, 2011, the Company received notice from the Nasdaq Stock market that it had regained compliance with the minimum bid price requirement and the compliance matter was closed.

(g) Haywood shares:  On April 1, 2011, the Company entered into two agreements to purchase two VLOC vessels under construction of 206,000 DWT each, through the acquisition of the shares of Amazon and Pasifai, the relevant owning companies, from Haywood in exchange for an aggregate of 1,782,857 (35,657,142 common shares before the second reverse stock split) common shares of the Company (Notes 1, 3(j) and 5).

On April 8, 2011, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Haywood would not fall within the definition of “Acquiring Person” under the agreement.

As of June 30, 2011, the Company’s issued and outstanding stock amounted to 5,946,182 (118,823,797 before the second reverse stock split) common shares. Common share shareholders are entitled to one vote on all matters submitted to a vote of shareholders and to receive interest, if any.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

9.	Derivatives and Fair Value Measurements:

Interest rate swaps

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company’s lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500 ($218,278 as of June 30, 2011), decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at June 30, 2011, was determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The fair value of these instruments at June 30, 2011 amounted to a liability of $9,687 (excluding accrued interest payable of $1,771), of which the current and non-current portions of $6,326 and $3,361, respectively, are included in current and non-current derivative liabilities in the accompanying interim consolidated unaudited balance sheet as of June 30, 2011. The fair value of these instruments at December 31, 2010 amounted to a liability of $11,602 (excluding accrued interest of $1,947), of which the current and non-current portions of $6,727 and $4,875, respectively, are included in current and noncurrent derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2010. The unrealized result of the change in the fair value of these instruments for the six-month periods ended June 30, 2010 and 2011, resulted in an unrealized loss of $2,388 and an unrealized gain of $1,915, respectively, and are included in “Loss on interest rate swaps” in the accompanying interim consolidated unaudited statements of operations. The realized interest expense on the swap for the six-month periods ended June 30, 2010 and 2011 amounted to $4,284 and $3,656, respectively, and is included in “Loss on interest rate swaps” in the accompanying interim consolidated unaudited statements of operations.

The realized loss as of June 31, 2010, amounting to $4,284 previously included in “Interest and finance costs’ (Note 13) was reclassified to “Loss on interest rate swaps” to conform to the June 30, 2011 presentation.

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in forward freight agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. The open positions of FFAs are “marked to market” quarterly, using quoted prices in active markets for identical instruments (Level 1 inputs), to determine the fair values, which on June 30, 2010, generated unrealized losses of $116 and are included in “Loss on forward freight agreements” in the accompanying 2010 consolidated unaudited statement of operations. As of June 30, 2011 all FFA positions had been closed.

Fair value measurements

The carrying amounts reflected in the accompanying interim consolidated unaudited balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring and non-recurring basis. As required by the fair value guidance, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2011
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Recurring Measurements	Total	(Level 1)	(Level 2)	(Level 3)

Interest rate swaps liability position	$9,687	$—	$9,687	$—
Total	$9,687	$—	$9,687	$—

10.	Stock based compensation:

On January 14, 2010, the Company’s Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 166,667 (10,000,000 before the reverse stock splits) common shares were reserved for issuance. On January 18, 2010, the Company’s Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 50,000 (3,000,000 before the reverse stock splits) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer and 3,333 (200,000 before the reverse stock splits) common shares were awarded to the Company’s Directors and officers. On December 17, 2010, the Company’s Board of Directors adopted and approved the resolutions of the meeting of the Compensation Committee held on December 17, 2010, pursuant to which 300,000 (6,000,000 before the second reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company’s Chief Executive Officer.

There were 335,222 (6,704,445 before the second reverse stock split) unvested shares as of June 30, 2011. Compensation cost recognized in the six-month periods ended June 30, 2010 and 2011, amounted to $485, and $1,440, respectively. As of June 30, 2011, the compensation cost related to non-vested shares amounted to $7,708 with a weighted average remaining contractual life of 26 months.

11.	Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus, Liberia and Malta, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying interim consolidated unaudited statement of operations.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, the Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be

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Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock (“5 Percent Override Rule”).

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company’s shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

12.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

As further disclosed in Note 5 the Company has signed five shipbuilding contracts for the construction of five VLOCs. As of June 30, 2011, the amounts due until delivery of the vessels are as follows:

Year	Amount

2011	$26,370
2012	184,650
2013	29,700

Total	$240,720

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

Future minimum contractual charter revenue deriving from vessels’ long-term charter contracts represents revenue until the earliest redelivery of each vessel and includes also the revenue to be earned from vessels under construction. As of June 30, 2011, future contractual revenue is as follows:

Year	Amount

2011	$27,646
2012	51,077
2013	53,016
2014	42,044
2015	18,518
2016 and thereafter	42,772

Total	$235,073

Revenue amounts do not include any assumed off-hires.

As further disclosed in Note 3 the Company has contracted the commercial and technical management of its vessels to TMS Dry Ltd. For these services it pays a monthly management fee. Such management fees until the expiration of the agreements are as follows:

Year	Amount

2011	$2,383
2012	6,314
2013	8,598
2014	8,667
2015	3,942

Total	$29,904

13.	Interest and Finance Costs:

The amounts in the accompanying interim consolidated unaudited statements of operations are analyzed as follows:

	2010	2011

Interest on long-term debt	$3,536	$2,341
Capitalized interest	(972)	(857)
Amortization and write-off of financing fees	292	239
Other	230	165

Total	$3,086	$1,888

The realized result (loss) of the change in the fair value of the interest rate swaps discussed in Note 9 for the six month period ended June 30, 2010, of $4,284, previously included in “Interest and finance costs” was reclassified to “Loss on interest rate swaps” to conform with the June 30, 2011 presentation. In addition as a result of the above reclassification the amounts of interest paid in the interim consolidated unaudited statements of cash flows for six month period ended June 30, 2010, was changed from $8,245 to $3,789.

14.	Segment Information:

The table below includes information about the Company’s reportable segments as of and for the six-month periods ended June 30, 2010 and 2011. The accounting policies followed in the preparation of the reportable

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

segments are the same as those followed in the preparation of the Company’s interim consolidated unaudited financial statements.

	Drybulk
June 30, 2010	Carriers	Tankers	Other	Total

Revenues from external customers	$36,648	$16,171	$—	$52,819
Gain/(loss) on vessels sold and vessels held for sale	(16)	2,492	—	2,476
Interest and finance costs, net of capitalized interest	(1,595)	(1,468)	(23)	(3,086)
Interest income	—	—	110	110
Loss on interest rate swaps	(4,830)	(1,841)	—	(6,671)
Depreciation	(12,576)	(877)	(128)	(13,581)
Segment profit/(loss)	2,329	5,967	(7,079)	1,217
Total assets	$503,845	$43,878	$20,819	$568,542

	Drybulk
June 30, 2011	Carriers	Tankers	Other	Total

Revenues from external customers	$28,438	$2,525	$—	$30,963
Gain/(loss) on sale of vessels held for sale	247	(2,240)	—	(1,993)
Interest and finance costs, net of capitalized interest	(1,090)	(783)	(15)	(1,888)
Interest Income	—	—	230	230
Loss on interest rate swaps	(1,596)	(144)	—	(1,740)
Depreciation and amortization	(8,134)	—	(119)	(8,253)
Segment profit/(loss)	6,070	(3,352)	(3,599)	(881)
Total assets	$397,184	$1,949	$24,484	$423,617

15.	Subsequent events:

(a)	As discussed in Note 8(f), the Company’s stock price had declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011, it received notice from the Nasdaq Stock Market that it is not in compliance with the minimum bid price rule. Following the reverse stock split took effect on July 6, 2011, and accordingly, the Company’s then issued and outstanding common stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on July 20, 2011, the Company received notice from the Nasdaq Stock market that it had regained compliance with the minimum bid price requirement and the noncompliance matter was closed.

(b)	On July 25, 2011, the Company and Steel Wheel (Note 3(i)) signed an addendum to the initial consultancy agreement providing for the termination of the agreement upon completion of the Company’s merger with Dryships discussed below. Following the termination of the agreement Steel Wheel will be entitled to receive $3,890 (Euro 2.7 million) as provided in the related change of control clause. The Company’s Chief Executive Officer will continue to provide his services on behalf of Steel Wheel under its current remuneration fee until the closing of the merger or December 31, 2011 whichever is latest.

(c)	On July 25, 2011, the Company, TMS Dry Ltd and TMS Bulkers Ltd. entered into an agreement providing for the termination of the management agreements with TMS Dry (Note 3(a)) upon completion of the merger discussed below and TMS Dry Ltd will receive (a) $6.6 million due to the change of control and waive its contractual entitlement to seek fees for three year and (b) $2.4 million commission due to the merger transaction. Following the completion of the merger the Company will enter into ship management agreements for each of the eleven owned vessels and hulls with TMS Bulkers Ltd. on terms identical to those in the management agreements with TMS Dry Ltd.

OCEANFREIGHT INC.

Notes to Interim Consolidated Unaudited Financial Statements — (Continued)

(d)	On July 25, 2011, the Company and Vivid (Note 3(c)), signed an addendum to the initial agreement whereas upon completion of the merger discussed below the agreement will terminate and the Company will not be liable to any indemnification to Vivid.

(e)	On July 26, 2011, the Company and DryShips Inc. (“Dryships”) announced that they have entered into a definitive agreement for DryShips to acquire the outstanding shares of the Company for a consideration per share of $11.25 in cash and 0.52326 shares of common stock of Ocean Rig UDW Inc., or Ocean Rig, a global provider of offshore ultra deepwater drilling services that is 78% owned by DryShips. The Ocean Rig shares that will be received by the Company’s shareholders will be from currently outstanding shares held by DryShips. Under the terms of the transaction, the Ocean Rig shares will be listed on the Nasdaq Global Select Market upon the closing of the merger, expected in the fourth quarter of 2011. The transaction has been approved by the Boards of Directors of DryShips and OceanFreight, by the Audit Committee of the Board of Directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a Special Committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight. In connection with the merger the Company is expected to pay consulting and legal fees of approximately $2.8 million.

Simultaneously with the execution of the definitive merger agreement, DryShips, entities controlled by the Company’s CEO and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips will acquire from the entities controlled by the Company’s CEO all their OceanFreight shares, representing a majority of the outstanding shares of the Company, for the same consideration per share that the OceanFreight stockholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. The Ocean Rig shares to be paid by DryShips to the entities controlled by the Company’s CFO will be sybject to a 6-month lock-up.

(f)	On August 22, 2011, the Stockholders Right Agreement that the Company entered into on April 30, 2008, as amended and restated on May 26, 2010 and April 8, 2011, was further amended and restated in connection with the above merger transaction such that the acquisition by DryShips of shares of the Company’s Common Stock or interest therein pursuant to the terms and subject to the conditions of both the Purchase and Sale Agreement dated July 26, 2011, by and among Basset, Steel Wheel Investments Limited, Haywood, the Company and DryShips and the Agreement and Plan of Merger dated July 26, 2011, by and among DryShips, Pelican Stockholdings Inc. and the Company, which agreements were unanimously approved by our Board of Directors in July 2011, shall not cause DryShips, or any beneficial owner or Affiliate or Associate thereof, to be considered an “Acquiring Person”.

ISSUER

Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

I. Article VIII of the Amended and Restated Bylaws of the of the Registrant provides as follows:

1. Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the MIBCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section.

2. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

1. Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2. Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3. When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1)

or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

4. Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5. Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6. Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7. Insurance.  A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

(b) Financial Statements

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) Under Rule 415 of the Securities Act,

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement :

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)-(g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(l) Not applicable.

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on October 11, 2011.

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:     George Economou

Title:	President, Chief Executive Officer and
Chairman of the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe, Robert E. Lustrin and Edward S. Horton, Philip Richter and Robert Mollen his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ George Economou George Economou	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)	October 11, 2011

/s/ Prokopios (Akis) Tsirigakis Prokopios (Akis) Tsirigakis	Director	October 11, 2011

/s/ Michael Gregos Michael Gregos	Director	October 11, 2011

/s/ Trygve Arnesen Trygve Arnesen	Director	October 11, 2011

/s/ Savvas D. Georghiades Savvas D. Georghiades	Director	October 11, 2011

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this Amendment No. 1 to the registration statement in the City of Newark, State of Delaware, October 11, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Authorized Representative

Number	Description of Exhibit

3.1	Second Amended and Restated Articles of Incorporation of the Company(1)
3.2	Second Amended and Restated Bylaws of the Company(1)
4.1	Form of Share Certificate(5)
4.2	Amended and Restated Stockholders Rights Agreement, dated June 3, 2011(1)
4.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company(1)
5.1	Opinion of Seward & Kissel LLP, as to the legality of the Ocean Rig Shares
8.1	Opinion of Seward & Kissel LLP, as to certain tax matters
10.1	Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd.(1)
10.2	Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.(1)
10.3	Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.(1)
10.4	Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc. and Nordea Bank Finland plc, London Branch and certain financial institutions listed therein relating to a credit facility of $800,000,000(1)
10.5	Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000(1)
10.6	$230,000,000 Secured Loan Agreement, dated September 10, 2007, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG(1)
10.7	First Supplemental Agreement to Secured Loan Facility Agreement dated September 10, 2007, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(2)
10.8	Second Supplemental Agreement to Secured Loan Facility Agreement dated September 10, 2007, as amended and supplemented by a First Supplemental Agreement dated January 10, 2008, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(2)
10.9	Waiver Letter, dated April 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(3)
10.10	Compliance Confirmation Letter, dated June 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(1)
10.11	Compliance Confirmation Letter, dated June 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(3)
10.12	Compliance Confirmation Letter, dated September 3, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(3)
10.13	Compliance Confirmation Letter, dated November 25, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(3)

Number	Description of Exhibit

10.14	Guarantee and Indemnity, dated January 23, 2009, by DryShips Inc. in favor of DVB Bank SE, relating to a $230,000,000 secured loan agreement, dated September 10, 2007, as amended and supplemented, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG(1)
10.15	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(4)
10.16	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(2)
10.17	Amendment and Restatement Agreement, dated November 19, 2009, relating to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein, relating to a loan of up to $1,040,000,000(2)
10.18	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000(1)
10.19	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000(1)
10.20	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(2)
10.21	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(2)
10.22	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by Supplemental Agreement dated September 17, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(2)
10.23	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by Supplemental Agreement dated September 17, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(2)
10.24	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(3)
10.25	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(3)
10.26	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(3)
10.27	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(3)
10.28	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(2)
10.29	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(2)

Number		Description of Exhibit

10.30		Facility Agent’s Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(3)
10.31		Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Kithira Owners Inc. and Deutsche Bank AG(3)
10.32		Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented on September 17, 2008, December 18, 2008 and January 29, 2010, between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000(1)
10.33		Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement dated July 18, 2008, as amended and supplemented on September 17, 2008, December 18, 2008 and January 29, 2010, between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000(1)
10.34		Amendment Agreement to the Credit Agreement dated August 10, 2011, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein(5)
10.35		Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein(1)
10.36		Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein(1)
10.37		Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented, between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein(1)
10.38		Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented, between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein(1)
10.39		Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc.(1)
10.40		Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited(1)
10.41		Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011(1)
21.1		List of Subsidiaries(1)
23.1		Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2		Consent of Seward & Kissel LLP (included in Exhibit 8.1)
23.3		Consent of Independent Registered Public Accounting Firm of Ocean Rig (Ernst & Young AS)
23.4		Consent of Independent Registered Public Accounting Firm of OceanFreight (Ernst & Young Hellas Certified Auditors — Accountants S.A.)
23.5		Consent of Fearnley Offshore AS
23.6		Consent of Fearnley Fonds ASA
24		Power of Attorney (contained in the signature page hereto)
99.1		Form of Proxy Card
99	.2†	Agreement and Plan of Merger, dated July 26, 2011, by and among DryShips Inc., Pelican Stockholdings Inc. and OceanFreight Inc. (included as Annex A to this proxy statement / prospectus)

Number	Description of Exhibit

99.3	Purchase and Sale Agreement, dated July 26, 2011, by and among DryShips Inc., OceanFreight Inc., Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited (included as Annex B to this proxy statement / prospectus)

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

(1)	Filed as an Exhibit to Ocean Rig’s Registration Statement on Form F-4 (File No. 333-175940) filed August 1, 2011.

(2)	Incorporated by reference from an Exhibit to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(3)	Incorporated by reference from an Exhibit to the Annual Report of DryShips filed on Form 20-F on April 15, 2011.

(4)	Incorporated by reference from an Exhibit to the Annual Report of DryShips Inc. filed on Form 20-F on March 30, 2009.

(5)	Filed as an Exhibit to Ocean Rig’s Amended Registration Statement on Form F-4/A (Amendment No. 1) (File No. 333-175940) filed August 17, 2011